09045811

Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-62227
Email: trudy_curran@cos-trust.com

April 3, 2009

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
USA

SUPPL

SEC Mail Processing Section
APR - 6 2009
Washington, DC
110

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Press Release dated October 29, 2008 regarding Canadian Oil Sands filing for third quarter results and quarterly distribution of $0.75 per Trust Unit;
2. Canadian Oil Sands Trust's Consolidated Interest Coverage Ratio for the Twelve Months ended September 30, 2008;
3. Canadian Oil Sands Trust's Consolidated Statements of Income and Comprehensive Income for the period ending September 30, 2008;
4. Canadian Oil Sands Trust's Management's Discussion and Analysis for third quarter report 2008;
5. Canadian Oil Sands Trust's Form 52-109F2 – Certification of Interim Filings for the interim period ending September 30, 2008 executed by the Chief Financial Officer dated October 29, 2008;
6. Canadian Oil Sands Trust's Form 52-109F2 – Certification of Interim Filings for the interim period ending September 30, 2008 executed by the President & Chief Executive Officer dated October 29, 2008;
7. Press Release dated November 18, 2008 regarding Syncrude elects pre-existing bitumen royalty opinion and reaches agreement with Alberta government on new royalty terms;
8. Syncrude Bitumen Royalty Option Agreement dated November 18, 2008 between Her Majesty The Queen in Right of Alberta and the owners;
9. Appendix Project Approval Order No. OSR045 made under the *Mines and Minerals Act* and *Oil Sands Royalty Regulation, 1997* in respect of the Syncrude Project;
10. Syncrude Royalty Amending Agreement dated November 18, 2008 between Her Majesty The Queen in Right of Alberta and the owners;
11. Press Release dated December 9, 2008 regarding Canadian Oil Sands provides 2009 budget;
12. Press Release dated January 28, 2009 regarding Canadian Oil Sands filing for fourth quarter results and quarterly distribution of $0.15 per Trust Unit;
13. Notice of meeting and record date from Computershare Trust Company of Canada to all Canadian Securities Regulatory Authorities dated February 12, 2009;
14. Press Release dated February 27, 2009 regarding Canadian Oil Sands Trust provides tax information for 2008 distributions;

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15. Press Release dated March 17, 2009 regarding Syncrude begins planned turnaround of coker;
16. Canadian Oil Sands Trust's Consolidated Interest Coverage Ratio for the twelve Months ended June 30, 2008;
17. Press Release dated March 20, 2009 regarding Canadian Oil Sands reduces its estimate for 2009 Syncrude production;
18. Press Release dated March 23, 2009 regarding Canadian Oil Sands Trust files its year end continuous disclosure documents;
19. Canadian Oil Sands Trust Annual Report 2008'
20. Canadian Oil Sands Trust's Consolidated Interest Coverage Ratio for the Twelve Months ended December 31,
21. Class 1 Reporting Issuers – Participation Fee – Form 13-502F1;
22. Canadian Oil Sands Trust Selected financial results of Consolidated Canadian Oil Sands Limited for the periods ending December 31, 2008;
23. Audited annual financial statements for the period ending December 31, 2008;
24. Management's Discussion and Analysis for the year ending December 31, 2008;
25. Canadian Oil Sands Trust Annual Information Form for the year ended December 31, 2008 dated March 13, 2009;
26. Certification of Annual Filings – Form 52-109F1 for the financial year ended December 31, 2008 executed by the Chief Financial Officer;
27. Certification of Annual Filings – Form 52-109F1 for the financial year ended December 31, 2008 executed by the President & Chief Executive Officer;
28. Press Release dated March 23, 2009 regarding Canadian Oil Sands files Syncrude reserves and resources;
29. Canadian Oil Sands Trust – Notice of Annual and Special Meeting of Unitholders dated March 13, 2009;
30. Canadian Oil Sands' Management Proxy Circular dated March 13, 2009; and
31. Canadian Oil Sands - Form of Proxy dated March 13, 2009.

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

TMC/ism
Enclosures

Canadian Oil Sands

third quarter report 3

Canadian Oil Sands Trust announces third quarter 2008 results and a reduction in the quarterly distribution to $0.75 per Trust unit

All financial figures are unaudited and in Canadian dollars unless otherwise noted.

TSX - COS.UN

Calgary, Alberta (October 29, 2008) – Canadian Oil Sands Trust ("Canadian Oil Sands", the "Trust" or "we") today announced that third quarter 2008 cash from operating activities nearly doubled over the same period last year, increasing to $921 million ($1.91 per Trust unit ("Unit")) compared with $484 million ($1.01 per Unit) recorded in the 2007 third quarter. Year-to-date, cash from operating activities was up 76 per cent to $1.8 billion ($3.69 per Unit) compared with the same period of 2007. The increase in cash from operating activities on both a quarter and year-to-date basis reflects a higher realized selling price for our synthetic crude oil partially offset by lower sales volumes and higher operating and Crown royalties expenses.

Net income for the third quarter 2008 was $604 million ($1.25 per Unit) compared with net income of $361 million ($0.75 per Unit) for the 2007 period. Year-to-date, net income totaled $1.4 billion ($2.91 per Unit) in 2008 compared with net income of $228 million ($0.48 per Unit) for 2007. The improvement in net income was primarily the result of higher revenues net of higher operating costs and Crown royalties in 2008. As well, in the second quarter of 2007 the Trust recorded a one time future income tax expense of $701 million for the substantive enactment of trust taxation legislation, reducing net income in 2007.

Despite very strong financial results for the third quarter of 2008, Canadian Oil Sands declared a 40 per cent reduction in the quarterly distribution amount to $0.75 per Unit for Unitholders of record on November 14, 2008, payable on November 28, 2008, in response to current market conditions. Canadian Oil Sands takes a long-term view of distributions that considers, among other criteria, current and expected economic and operating conditions. While our Syncrude operation is sound and strong, as a result of the deterioration in economic conditions, in particular the significant decline in crude oil prices and the heightened risk in the credit markets, we deem it prudent to reduce the distribution in order to maintain our strong balance sheet.

Expanding on the impact of the current market conditions on the Trust, Marcel Coutu, President and Chief Executive Officer of Canadian Oil Sands, said: "I would like to provide our Unitholders with Canadian Oil Sands' perspective on the financial turmoil that continues to restrict access to capital markets and create significant volatility in equity valuations. The fundamentals of Canadian Oil Sands and our Syncrude project remain among the very best in our industry, from both a long-life mining resource perspective and an ever-improving operational record in producing sweet, synthetic crude oil."

"As Syncrude's Stage 3 expansion neared completion, we began redirecting cash flow to our Unitholders through quarterly distributions, which have risen from $0.20 per Unit in February 2006 to $1.25 per Unit in August 2008. The increase in distributions has been a reflection of rising crude oil prices, growing production, and reduced capital spending. The distributions also reflect the execution of our financing plan following the legislation of trust taxation post 2010. In this context, we have communicated to you our plan of distributing discretionary cash flow and allowing net debt to increase to about $1.6 billion by the end of 2010."

"In addition to stable operations, our ability to execute this finance strategy hinges on two key factors: oil prices and competitive access to capital markets. Clearly, both of these factors have shifted dramatically in recent weeks. The price of WTI crude oil has quickly declined from approximately US$120 per barrel when the last distribution was established to approximately US$60 to US$70 per barrel during October 2008. As well, the turmoil in the financial markets has reduced the availability of new debt and substantially increased interest costs."

"Having assessed these new market conditions, Canadian Oil Sands has decided to reduce the quarterly distribution amount to $0.75 per Unit to protect and maintain a strong liquidity position and financial flexibility during this market turmoil. Our $1.6 billion net debt target by the end of 2010 remains unchanged, but we must now consider more carefully the refinancing of approximately $500 million of 2009 debt maturities in addition to the incremental leverage to meet our objective. Until debt capital markets are available to execute this strategy on an efficient basis, Canadian Oil Sands will prudently preserve its liquidity by managing the rate at which its leverage rises. Should bank facilities or debt markets not be available to fund our mid-2009 debt maturities, further distribution reductions may be required in order to fund maturities out of cash from operating activities. With the significant cash flow we continue to generate at current oil prices and the $840 million of undrawn credit facilities, we are strongly positioned until the financial turmoil subsides."

"The important message is that the fundamentals of Canadian Oil Sands and Syncrude's oil production business remain very robust. Our current marginal operating cost is about $35 per barrel and our sustaining maintenance capital requirements are about $10 per barrel. In the meantime we will continue

to assess market conditions to prudently execute our strategy. Despite near-term expectations of reduced global demand, our view of future crude oil prices remains constructive, based primarily on supply-side constraints. We continue to be unhedged in the sale of our crude oil production, and our objective of maintaining a strong balance sheet is serving us well in this regard."

Sales volumes in 2008 were seven per cent lower quarter-over-quarter and six per cent lower year-to-date compared with 2007, averaging about 116,700 barrels per day and 105,000 barrels per day during the third quarter and year-to-date, respectively, in 2008. Sales volumes in the third quarter of 2008 were reduced by a scheduled coker turnaround. The re-start of the coker has been delayed until the first week of November to enable repairs to an associated gas compressor. The delay is not expected to affect projected production volumes for 2008 of 106 million barrels, gross to Syncrude, because bitumen froth volumes will go into tankage, which can be processed in November and December. A scheduled turnaround of another coker completed in the second quarter together with a disruption in operations during the first quarter resulted in lower volumes for the first nine months of 2008 compared with the same period of 2007. In 2007, unplanned maintenance occurred on two cokers as well as planned maintenance on other units; however, this work was completed by the end of the second quarter, resulting in near design capacity production for the third quarter of 2007.

Operating costs in the third quarter of 2008 were $32.15 per barrel, or $11.31 per barrel higher than the comparative 2007 quarter. Year-to-date in 2008, operating costs were $36.37 per barrel, or $11.89 per barrel more than the same period of 2007. In addition to reduced production volumes in 2008 compared with 2007, inflationary cost pressures and operational inefficiencies in 2008 contributed to the rise in operating costs. More information on operating costs is provided in the Management's Discussion and Analysis ("MD&A") section of this report.

In the third quarter of 2008, Syncrude's total recordable injury rate was 0.57 for every 200,000 hours worked compared to a rate of 0.40 recorded for the same period of 2007.

Syncrude releases 2007 Sustainability Report

In September 2008, Syncrude released its 2007 Sustainability Report, which provides a comprehensive discussion about Syncrude's social, economic and environmental performance. The report is available at www.syncrude.ca.

CANADIAN OIL SANDS TRUST
Highlights

(millions of Canadian dollars, except Trust unit and volume amounts)	Three Months Ended September 30 2008		Three Months Ended September 30 2007		Nine Months Ended September 30 2008		Nine Months Ended September 30 2007	
Net Income	$	604	$	361	$	1,399	$	228
Per Trust unit- Basic	$	1.25	$	0.75	$	2.91	$	0.48
Per Trust unit- Diluted	$	1.25	$	0.75	$	2.91	$	0.48
Cash from Operating Activities	$	921	$	484	$	1,775	$	1,010
Per Trust unit	$	1.91	$	1.01	$	3.69	$	2.11
Unitholder Distributions	$	602	$	192	$	1,443	$	527
Per Trust unit	$	1.25	$	0.40	$	3.00	$	1.10
Sales Volumes (1)								
Total (MMbbls)		10.8		11.5		28.7		30.3
Daily average (bbls)		116,656		124,904		104,571		110,927
Operating Costs per barrel	$	32.15	$	20.84	$	36.37	$	24.48
Net Realized SCO Selling Price per barrel	$	127.55	$	81.48	$	120.19	$	75.94
West Texas Intermediate (average $US per barrel) (2)	$	118.22	$	75.15	$	113.52	$	66.22

(1) The Trust's sales volumes differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes, and are net of purchased crude oil volumes.
(2) Pricing obtained from Bloomberg.

2008 Outlook

The Trust is maintaining its estimate for 2008 Syncrude production of 106 million barrels with a range of 103 to 109 million barrels (net to the Trust, equivalent to 39 million barrels with a range of 38 to 40 million barrels). We have reduced our estimate for average WTI prices in 2008 to US$102.00 per barrel, which reflects actual prices for the first nine months of 2008 and an assumption of US$66.98 per barrel for the fourth quarter. Combined with an anticipated reduction in Crown royalties payable in 2008 and an operating cost assumption largely unchanged at $35.47 per barrel, the estimate for cash from operating activities has declined to $4.58 per Unit. With the decrease in the distribution to $0.75 per Unit announced this quarter, we are estimating net debt levels of approximately $1.1 billion at the end of 2008.

More information on the Trust's Outlook is provided in the MD&A section of this report and the October 29, 2008 guidance document, which is available on the Trust's web site at www.cos-trust.com under "investor information".

All statements regarding 2008 year-end numbers or future events are qualified by the forward-looking advisory contained in the MD&A.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of October 29, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the nine months ended September 30, 2008 and September 30, 2007, and the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2007 and the Trust's Annual Information Form ("AIF") dated March 15, 2008. Additional information on the Trust including its AIF is available on SEDAR at www.sedar.com or on the Trust's website at www.cos-trust.com.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A and the related press release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: expectations regarding the sustainability of operations at certain levels of WTI prices; future distributions and any increase or decrease from current payment amounts; the belief that inflationary pressures will continue; the belief that operational reliability will improve over time and with that improvement that operating costs will be reduced; the expected level of sustaining capital for the next few years and longer term; the expectations regarding bitumen purchases; the expected net debt level at the end of 2008; the expected impact on the Trust and distributions and the expected structure to be assumed given the Federal government's tax changes effective in 2011; plans regarding refinancing of the 2009 debt maturities and views on future credit markets and availability of financing and the impact on distributions; expectations regarding future distribution levels; the cost estimate for the SER project and the expectation that the SER project will significantly reduce total sulphur dioxide and other emissions; the completion date for the SER project; the expected impact on the Trust from announced changes by the Alberta government regarding its royalty regime; any expectations regarding the enforceability of legal rights; the expected impact of any current and future environmental legislation, including without limitation, regulations relating to tailings; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next year; improvements in operational reliability; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expectation that no crude oil hedges will be entered into in the future; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2008 for Canadian Oil Sands' product; the potential amount payable in respect of any future income tax liability; the plans regarding future expansions of the Syncrude project and in particular all plans regarding Stage 4 development; the level of energy consumption in 2008 and beyond; capital expenditures for 2008; the level of natural gas consumption in 2008 and beyond; the expected price for crude oil and natural gas in 2008; the expected production, revenues and operating costs for 2008; and the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impacts of regulatory changes especially as such relate to royalties, taxation, and environmental charges; the impact of technology on operations and processes and how new complex technology may not perform as expected, labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the unanimous joint venture owner approval for major expansions; the variances of stock market activities generally; normal risks associated with litigation, general economic, business and market conditions; regulatory change, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner which adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the third quarter of 2008, crude oil production from the Syncrude Joint Venture ("Syncrude") totalled 29.1 million barrels, or about 316,000 barrels per day, compared with 32.1 million barrels, or about 348,000 barrels per day, during the same period of 2007. Net to the Trust, production totalled 10.7 million barrels in the third quarter of 2008 compared with 11.8 million barrels in 2007, based on our 36.74 per cent working interest.

Production in the third quarter of 2008 was primarily impacted by a scheduled turnaround on Coker 8-2, which began in September. The restart of the coker, originally anticipated for late October, has been delayed until the first week of November to enable repairs to an associated gas compressor. The delay is not expected to affect projected production volumes for 2008 of 106 million barrels, gross to Syncrude, because bitumen froth volumes will go into tankage, which can be processed in November and December. During the third quarter of 2007, production was relatively stable and was not significantly affected by maintenance activities.

Year-to-date, Syncrude produced 77.5 million barrels in 2008, or about 283,000 barrels per day, compared with 82.6 million barrels, or about 302,000 barrels per day in 2007. In addition to the coker turnarounds during the second and third quarters, production in the first nine months of 2008 was impacted by a disruption in operations that was compounded by extremely cold weather during the first quarter. The cold weather during the first quarter of 2008 also affected bitumen production and extraction. By comparison, production in the first nine months of 2007 was impacted by unplanned maintenance on Coker 8-3 and Coker 8-2, and planned maintenance on other units.

Operating costs increased to $32.15 per barrel in the third quarter of 2008, up $11.31 per barrel from the same quarter last year. Year-to-date operating costs were $36.37 per barrel in 2008 versus $24.48 per barrel in 2007 (see the "Operating costs" section of this MD&A for further discussion).

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. Under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of operational and mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". All references to Syncrude's productive capacity in this report refer to barrels per calendar day, unless stated otherwise.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes that vary with current production. The impact of Syncrude's 2008 operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4
Revenues [1]	$ 1,381	$ 1,177	$ 907	$ 950	$ 936	$ 690	$ 674	$ 646
Net income (loss)	$ 604	$ 497	$ 298	$ 515	$ 361	$ (395)	$ 262	$ 128
Per Trust Unit, Basic	$ 1.25	$ 1.04	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.55	$ 0.27
Per Trust Unit, Diluted	$ 1.25	$ 1.04	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.54	$ 0.27
Cash from operating activities	$ 921	$ 413	$ 441	$ 367	$ 484	$ 324	$ 202	$ 412
Per Trust Unit [2]	$ 1.91	$ 0.86	$ 0.92	$ 0.77	$ 1.01	$ 0.68	$ 0.42	$ 0.88
Unitholder distributions	$ 602	$ 481	$ 360	$ 264	$ 192	$ 191	$ 144	$ 140
Per Trust Unit	$ 1.25	$ 1.00	$ 0.75	$ 0.55	$ 0.40	$ 0.40	$ 0.30	$ 0.30
Daily average sales volumes (bbls)	116,656	97,744	99,181	116,368	124,904	98,720	108,981	110,185
Net realized SCO selling price ($/bbl) [3]	$ 127.55	$ 131.32	$ 100.41	$ 88.73	$ 81.48	$ 76.81	$ 68.69	$ 63.71
Operating costs ($/bbl) [4]	$ 32.15	$ 41.92	$ 35.93	$ 27.38	$ 20.84	$ 30.13	$ 23.56	$ 23.60
Purchased natural gas price ($/GJ)	$ 7.86	$ 9.38	$ 7.30	$ 5.84	$ 4.99	$ 6.78	$ 6.99	$ 6.51
West Texas Intermediate (avg. US$/bbl) [5]	$ 118.22	$ 123.80	$ 97.82	$ 90.50	$ 75.15	$ 65.02	$ 58.23	$ 60.16
Foreign exchange rates (US$/Cdn$):								
Average	$ 0.96	$ 0.99	$ 1.00	$ 1.02	$ 0.96	$ 0.91	$ 0.85	$ 0.88
Quarter- end	$ 0.94	$ 0.98	$ 0.97	$ 1.01	$ 1.00	$ 0.94	$ 0.87	$ 0.86

(1) Revenues after crude oil purchases and transportation expense.

(2) Cash from operating activities per Trust Unit is a non-GAAP measure that is derived from cash from operating activities reported on the Trust's Consolidated Statements of Cash Flows divided by the weighted-average number of Trust Units outstanding in the period, as used in the Trust's net income per Unit calculations.

(3) Net realized SCO selling price after foreign currency hedging.

(4) Derived from operating costs as reported on the Trust's Consolidated Statements of Income and Comprehensive Income, divided by the sales volumes during the period.

(5) Pricing obtained from Bloomberg.

During the last eight quarters, the following items have had a significant impact on the Trust's financial results:

- U.S. dollar West Texas Intermediate ("WTI") oil prices, which impact the Trust's revenues, increased significantly in the 2008 periods relative to the 2007 and 2006 time periods.
- The substantive enactment of income tax legislation in June 2007 to apply a new tax on distributions from Canadian public trusts starting in 2011 resulted in an additional future income tax expense of $701 million in the second quarter of 2007. Other corporate tax rate reductions substantively enacted in the fourth and second quarters of 2007 resulted in future income tax recoveries of $153 million and $38 million in each quarter, respectively.
- On January 2, 2007 the Trust acquired a 1.25 per cent working interest in Syncrude from Talisman Energy Inc. Commencing in 2007, the Trust's financial results reflect a 36.74 per cent working interest in Syncrude while the 2006 financial results reflect the Trust's previous ownership of 35.49 per cent.
- U.S. to Canadian dollar exchange rate fluctuations have impacted commodity pricing and have resulted in significant unrealized foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt.

Quarterly variances in revenues, net income, and cash from operating activities are caused by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income also is impacted by foreign exchange gains and losses and by future income tax amounts. A large proportion of operating costs are fixed and, as such, per barrel operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to avoid the winter months; however, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages may occur. Accordingly, production levels may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

REVIEW OF FINANCIAL RESULTS

In the third quarter of 2008, net income amounted to $604 million, or $1.25 per Trust unit ("Unit"), compared with net income of $361 million, or $0.75 per Unit, recorded in the comparable quarter in 2007, primarily as a result of higher revenues net of higher operating costs and Crown royalties.

Year-to-date net income totaled $1.4 billion, or $2.91 per Unit, in 2008 compared with net income of $228 million, or $0.48 per Unit, recorded in 2007. The improvement in net income was primarily the result of higher revenues net of higher operating costs and Crown royalties in 2008 without the impact of the one-time future income tax expense of $701 million that was recorded in the second quarter of 2007.

Cash from operating activities increased to $921 million for the third quarter of 2008 versus $484 million for the third quarter of 2007. Year-to-date cash from operating activities increased to $1.8 billion for 2008 versus $1.0 billion for 2007. The increase in cash from operating activities was the result of the higher revenues net of increases in operating expenses, Crown royalties and changes in non-cash working capital.

Changes in non-cash working capital increased cash from operating activities by $164 million in the third quarter of 2008, primarily as a result of lower accounts receivable at September 30, 2008 versus June 30, 2008. The decline in accounts receivable was the result of lower sales volumes and oil prices in September 2008 versus June 2008. In the third quarter of 2007, changes in non-cash working capital increased cash from operating activities by $14 million, primarily as a result of higher accounts receivable net of higher accounts payable at September 30, 2007 relative to June 30, 2007.

Year-to-date changes in non-cash working capital increased cash from operating activities by $28 million in 2008, primarily as a result of higher accounts payable at September 30, 2008 relative to December 31, 2007. In the same period of 2007, changes in non-cash working capital decreased cash from operating activities by $23 million, primarily as a result of higher accounts receivable offset by higher accounts payable at September 30, 2007 relative to December 31, 2007.

Non-cash working capital and changes therein can vary on a period-by-period basis as a result of the timing and settlements of accounts receivable and accounts payable balances, and are impacted by a number of factors including changes in revenue, operating expenses, Crown royalties, the timing of capital expenditures, and inventory fluctuations.

Net Income per Barrel

($ per bbl) [1]	Three Months Ended September 30 2008	2007	Variance	Nine Months Ended September 30 2008	2007	Variance
Revenues after crude oil purchases and transportation expense	128.66	81.48	47.18	120.93	75.94	44.99
Operating costs	(32.15)	(20.84)	(11.31)	(36.37)	(24.48)	(11.89)
Crown royalties	(21.50)	(14.32)	(7.18)	(18.83)	(11.49)	(7.34)
	75.01	46.32	28.69	65.73	39.97	25.76
Non-production costs	(1.95)	(1.40)	(0.55)	(1.87)	(1.62)	(0.25)
Administration and insurance	(0.44)	(0.54)	0.10	(0.70)	(0.67)	(0.03)
Interest, net	(1.52)	(1.83)	0.31	(1.73)	(2.24)	0.51
Depletion, depreciation and accretion	(11.35)	(8.76)	(2.59)	(11.36)	(8.60)	(2.76)
Foreign exchange gain (loss)	(2.99)	3.59	(6.58)	(1.85)	3.69	(5.54)
Future income tax (expense) recovery and other	(0.52)	(5.94)	5.42	0.64	(23.01)	23.65
	(18.77)	(14.88)	(3.89)	(16.87)	(32.45)	15.58
Net income per barrel	56.24	31.44	24.80	48.86	7.52	41.34
Sales volumes (MMbbls)	10.8	11.5	(0.7)	28.7	30.3	(1.6)

[1] Unless otherwise specified, net income and other per barrel measures in this MD&A have been derived by dividing the relevant revenue or cost item by the sales volumes in the period.

Non-GAAP Financial Measures

In this MD&A we refer to financial measures that do not have any standardized meaning as prescribed by Canadian Generally Accepted Accounting Principles ("GAAP"). These non-GAAP financial measures include cash from operating activities on a per Unit basis, net debt, total capitalization and certain per barrel measures. These non-GAAP financial measures provide additional information that we believe is meaningful regarding the Trust's operational performance, its liquidity and its capacity to fund distributions, capital expenditures and other investing activities. Users are cautioned that non-GAAP financial measures presented by the Trust may not be comparable with measures provided by other entities.

Revenues after Crude Oil Purchases and Transportation Expense

($ millions)	Three Months Ended September 30 2008	2007	Variance	Nine Months Ended September 30 2008	2007	Variance
Sales revenue [1]	$ 1,462	$ 1,033	$ 429	$ 3,772	$ 2,618	$ 1,154
Crude oil purchases	(73)	(91)	18	(283)	(299)	16
Transportation expense	(9)	(8)	(1)	(27)	(27)	-
	1,380	934	446	3,462	2,292	1,170
Currency hedging gains [1]	1	2	(1)	3	8	(5)
	$ 1,381	$ 936	$ 445	$ 3,465	$ 2,300	$ 1,165
Sales volumes (MMbbls) [2]	10.8	11.5	(0.7)	28.7	30.3	(1.6)

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statements of Income and Comprehensive Income. Sales revenue includes revenue from the sale of purchased crude oil and sulphur revenue.*
[2] *Sales volumes, net of purchased crude oil volumes.*

($ per barrel)						
Realized SCO selling price before hedging [3]	$ 127.46	$ 81.23	$ 46.23	$ 120.09	$ 75.66	$ 44.43
Currency hedging gains	0.09	0.25	(0.16)	0.10	0.28	(0.18)
Net realized SCO selling price	$ 127.55	$ 81.48	$ 46.07	$ 120.19	$ 75.94	$ 44.25

[3] *SCO sales revenue after crude oil purchases and transportation expense divided by sales volumes, net of purchased crude oil volumes.*

The increase in sales revenue for 2008 versus 2007 on a quarterly and on a year-to-date basis was due to a higher realized selling price for our synthetic crude oil ("SCO") offset by a decline in sales volumes.

The increase in the SCO selling price primarily reflects the increase in WTI prices in 2008. During the third quarter of 2008, WTI prices averaged US$118.22 per barrel compared to US$75.15 per barrel for the third quarter of 2007. Year-to-date, WTI prices averaged US$113.52 per barrel in 2008 versus US$66.22 per barrel in 2007. This increase in US dollar WTI prices on a year-to-date basis was tempered, however, by a stronger Canadian dollar, which averaged $0.98 US/Cdn in 2008 compared with $0.90 US/Cdn in 2007. On a quarterly basis, the Canadian dollar averaged $0.96 US/Cdn for both 2008 and 2007.

In addition to the increase in WTI prices, our SCO continued to receive a premium to Canadian dollar WTI (the "differential") in 2008. In the third quarter of 2008, the Trust's SCO realized a weighted-average premium of $3.78 per barrel compared with the average Canadian dollar WTI price versus a premium of $2.60 per barrel in the same period in 2007. Year-to-date in 2008, the Trust's SCO realized a weighted-average premium of $3.21 per barrel relative to the average Canadian dollar WTI price versus a premium of $2.40 per barrel for 2007.

The Trust's sales volumes for the third quarter of 2008 averaged about 116,700 barrels per day versus an average of about 124,900 barrels per day in the third quarter of 2007.

Year-to-date sales volumes averaged about 104,600 barrels per day in 2008 versus an average of about 110,900 barrels per day for 2007. Sales volumes for 2008 were impacted by the scheduled turnarounds of Cokers 8-2 and 8-1 and by operational difficulties during the first quarter. Sales volumes in 2007 were impacted by maintenance on Coker 8-3, Coker 8-2 and other units.

Operating Costs

	Three Months Ended September 30				Nine Months Ended September 30			
	2008		2007		2008		2007	
	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO
Bitumen Costs [1]								
Bitumen production [2]	15.23		9.71		15.39		10.14	
Purchased energy [2,4]	2.41		1.23		2.97		2.13	
Purchased bitumen	-		-		1.22		-	
	17.64	19.60	10.94	12.31	19.58	23.08	12.27	14.49
Upgrading Costs [3]								
Bitumen processing and upgrading [2]		5.85		3.83		5.85		4.58
Turnaround and catalysts		2.06		0.25		2.07		1.26
Purchased energy [4]		3.83		2.34		4.15		2.48
		11.74		6.42		12.07		8.32
Other and research [2]		(0.18)		0.87		1.29		1.05
Change in treated and untreated inventory		0.81		0.63		(0.10)		0.10
Total Syncrude operating costs		31.97		20.23		36.34		23.96
Canadian Oil Sands adjustments [5]		0.18		0.61		0.03		0.52
Total operating costs		32.15		20.84		36.37		24.48
(thousands of barrels per day)	Bitumen	SCO	Bitumen	SCO	Bitumen	SCO	Bitumen	SCO
Syncrude production volumes [6]	351	316	392	348	333	283	357	302

1 Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.

2 Prior year information has been restated for comparative purposes to conform to a revised presentation of costs.

3 Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major upgrading equipment turnarounds and catalyst replacement, all of which are expensed as incurred.

4 Natural gas prices averaged $7.86/GJ and $4.99/GJ in the third quarter of 2008 and 2007, respectively. For the first nine months of the year, natural gas costs averaged $8.13/GJ and $6.25/GJ in 2008 and 2007, respectively.

5 Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and the Trust reports based on sales volumes.

6 Syncrude production volumes include the impact of processed purchased bitumen volumes.

	Three Months Ended September 30		Nine Months Ended September 30	
($/bbl of SCO)	**2008**	**2007**	**2008**	**2007**
Production costs	25.64	17.12	28.72	19.48
Purchased energy	6.51	3.72	7.65	5.00
Total operating costs	32.15	20.84	36.37	24.48

(GJs/bbl of SCO)				
Purchased energy consumption	0.83	0.75	0.94	0.80

In the third quarter of 2008, operating costs were $345 million, averaging $32.15 per barrel, an increase of $106 million, or $11.31 per barrel, over the third quarter of 2007 operating costs of $239 million. Year-to-date operating costs were approximately $1.0 billion in 2008, averaging $36.37 per barrel, an increase of $301 million, or $11.89 per barrel over 2007. The change in costs for the reported periods is primarily due to the following:

- additional overburden material was moved during the first three quarters of 2008 versus 2007. Syncrude also increased its use of contracted equipment and operators to supplement its own material movement activities in 2008 in order to increase exposed mineable ore inventory and meet operational requirements;
- increased costs for contractors and wages for Syncrude staff on a quarterly and on a year-to-date basis as a result of inflationary pressures and contract settlements;
- higher energy costs reflecting higher natural gas prices and increased purchased energy consumption on per barrel basis due to operational inefficiencies during 2008;
- the purchase of incremental bitumen during the first half of 2008 to support production during times of internal bitumen supply shortfalls;
- inflationary pressure for materials and consumables;
- additional costs during the first quarter of 2008 associated with resuming shipments at Syncrude following the disruption of operations early in the year;
- turnaround costs were incurred in the third quarter of 2008 while there were no associated turnaround costs during the third quarter of 2007; and
- changes in the value of Syncrude's long term incentive plan in 2008 versus 2007. A portion of Syncrude's long-term incentive plans is based on the market return performance of several Syncrude owners' shares and units, the market performance of which was weaker in the third quarter of 2008 relative to the same period in 2007. There was no significant change in year-to-date costs for Syncrude's long term incentive plans in 2008 versus 2007.

Operating costs per barrel also have increased in 2008 as a result of reduced production volumes in 2008 versus 2007 on a quarterly and year-to-date basis. A significant portion of Syncrude's operating costs are fixed and as such, any change in production impacts per unit operating costs. While inflationary pressures are expected to persist, improvements in operational reliability should help to reduce the costs related to the operational inefficiencies experienced during 2008.

Non-Production Costs

Non-production costs totalled $21 million and $16 million in the third quarters of 2008 and 2007, respectively. Year-to-date non-production costs totalled $54 million for 2008 and $49 million for 2007. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs, pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures. Non-production costs can vary on a periodic basis depending on the number of projects underway and the status of the projects.

Crown Royalties

In the third quarter of 2008, Crown royalties increased to $231 million, or $21.50 per barrel, from $165 million, or $14.32 per barrel, in the comparable 2007 quarter. Year-to-date Crown royalties increased to $540 million, or $18.83 per barrel, in 2008 from $348 million, or $11.49 per barrel in 2007. The increase in royalties in 2008 on both a quarterly and a year-to-date basis was primarily due to significantly increased revenues partially offset by higher operating costs and higher capital expenditures.

In 2007, the Alberta government announced new Crown royalty terms, effective January 1, 2009. For oil sands projects, the new terms are based on a sliding scale royalty rate that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The minimum royalty rate is proposed to start at one per cent of revenue and increase for every dollar oil is priced above $55 C$-WTI per barrel, to nine per cent of revenue at $120 C$-WTI per barrel or higher. The net royalty rate will start at 25 per cent of net revenue and rise for every dollar of C$-WTI increase above $55 C$-WTI per barrel up to 40 per cent of net revenue at $120 C$-WTI per barrel or higher.

The Syncrude Joint Venture owners have a Crown royalty agreement with the Alberta government that codifies the current royalty terms of 25 per cent of net SCO revenues to December 31, 2015. The Crown royalty agreement also provides Syncrude with the option to convert to a bitumen-based royalty, consistent with the rest of the industry, prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is currently in discussions with the Alberta government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. Canadian Oil Sands remains of the view that any transition to the new generic royalty terms must recognize our legal rights to the embedded value in Syncrude's contract with the Alberta government.

Interest Expense, Net

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Interest expense on long-term debt	$ 18	$ 22	$ 56	$ 71
Interest income and other	(2)	(1)	(7)	(3)
Interest expense, net	$ 16	$ 21	$ 49	$ 68

The Trust's net interest expense in 2008 has decreased relative to the comparable periods in 2007 due to reduced average net debt outstanding.

Depreciation, Depletion and Accretion Expense

	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	2008	2007	2008	2007
Depreciation and depletion expense	$ 118	$ 98	$ 315	$ 252
Accretion expense	3	3	10	8
	$ 121	$ 101	$ 325	$ 260

The increase in depreciation and depletion ("D&D") expense in 2008 on a quarterly and on a year-to-date basis versus 2007 was due to a higher per barrel D&D rate. In 2008 the D&D rate per barrel of production increased to $11.07 from $8.31 in 2007 as a result of higher projected capital cost estimates for Syncrude in the Trust's December 31, 2007 independent reserves report.

Foreign Exchange Loss (Gain)

	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	2008	2007	2008	2007
Unrealized foreign exchange loss (gain)	$ 36	$ (59)	$ 62	$ (146)
Realized foreign exchange loss (gain)	(4)	17	(9)	34
Total foreign exchange loss (gain)	$ 32	$ (42)	$ 53	$ (112)

Unrealized foreign exchange ("FX") gains and losses are the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. The unrealized FX gains and losses reported in 2008 resulted from the change in the value of the Canadian dollar relative to the U.S. dollar to $0.94 US/Cdn at September 30, 2008 from $0.98 US/Cdn at June 30, 2008 and $1.01 US/Cdn at December 31, 2007. The unrealized FX gains in 2007 were due to the change in the value of the Canadian dollar relative to the U.S. dollar to $1.00 US/Cdn at September 30, 2007 from $0.94 US/Cdn at June 30, 2007 and $0.86 US/Cdn at December 31, 2006.

Future Income Tax and Other

In the third quarter of 2008, a $6 million future income tax expense was recorded on the increase of temporary differences versus a future income tax expense of $69 million in the third quarter of 2007. On a year-to-date basis, a future income tax recovery of $18 million was recorded in 2008 on the reduction of temporary differences compared with a future income tax expense of $697 million in 2007.

Prior to the substantive enactment of Bill C-52 in June 2007, the federal government's legislation to tax distributions from income trusts commencing in 2011, Canadian Oil Sands' future income taxes reflected only those temporary differences in the Trust's subsidiaries. On the substantive enactment of Bill C-52, Canadian Oil Sands recorded a one-time $701 million future income tax expense and a corresponding future income tax liability during the second quarter of 2007 related to the differences between the accounting and tax basis of the Trust's assets and liabilities.

In June 2008, Bill C-50, which contains legislation to adjust the deemed provincial component on the tax rate on distributions from income and royalty trusts expected to apply to Canadian Oil Sands commencing in 2011, passed third reading in the House of Commons. Under this legislation, we expect the provincial component of the tax applicable to Canadian Oil Sands will be reduced from 13 per cent to 10 per cent as substantially all of Canadian Oil Sands' activities are in Alberta. For accounting purposes the adjustment to the provincial component of the tax is not considered substantively enacted as the income tax regulations for the adjustment have not been finalized. If the proposal becomes enacted, we expect to record a future income tax recovery based on the temporary differences at that time.

On July 14, 2008, the Department of Finance released draft legislation for income and royalty trust conversions. The draft legislation, which was subject to public comment, is designed to permit income and royalty trusts to convert into public corporations without triggering adverse tax consequences to the income or royalty trust and its unitholders.

With the taxation of income trusts commencing January 1, 2011 Canadian Oil Sands has evaluated alternatives as to the best structure for its Unitholders in the future. Based on the current information and subject to the finalization of tax legislation, we will likely convert to a corporation. We plan, however, to retain the flow-through advantages of a trust structure until 2011 unless circumstances arise that favor a faster transition. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and virtually non-declining production profile provide a solid foundation to generate future cash from operating activities.

CHANGES IN ACCOUNTING POLICIES

In its audited consolidated financial statements for the year ended December 31, 2007 ("Audited 2007 Financial Statements"), Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 – Capital Disclosures. These standards were effective January 1, 2008, however, early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's Audited 2007 Financial Statements.

In June 2007, the CICA issued a new accounting standard Section 3031 Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- measurement of inventories at the lower of cost and net realizable value;
- consistent use of either first-in, first-out or a weighted average cost formula to measure cost; and
- reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard is effective for the Trust beginning January 1, 2008. Application of the new standard did not have an impact on the Trust's financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued a new accounting standard, Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in 2011. Canadian Oil Sands has commenced assessing the impact on our business of adopting IFRS in 2011 and is preparing for the transition accordingly.

UNITHOLDER DISTRIBUTIONS

	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	2008	2007	2008	2007
Cash from operating activities	$ 921	$ 484	$ 1,775	$ 1,010
Net income	$ 604	$ 361	$ 1,399	$ 228
Unitholder distributions	$ 602	$ 192	$ 1,443	$ 527
Excess (shortfall) of cash from operating activities over Unitholder distributions	$ 319	$ 292	$ 332	$ 483
Excess (shortfall) of net income over Unitholder distributions	$ 2	$ 169	$ (44)	$ (299)

In the third quarter of 2008, cash from operating activities exceeded Unitholder distributions by $319 million. On a year-to-date basis, cash from operating activities in 2008 exceeded Unitholder distributions by $332 million. During 2008, cash from operating activities was sufficient to fund the Trust's distributions, capital expenditures, reclamation trust fund contributions and the majority of debt repayments.

Total distributions during 2008 exceeded net income on a year-to-date basis primarily as a result of DD&A, which is a non-cash item that does not affect the Trust's cash from operating activities or ability to pay distributions over the next several years.

The Trust uses debt and equity financing to the extent that cash from operating activities and existing cash balances are insufficient to fund distributions, capital expenditures, reclamation trust contributions, debt repayments, acquisitions and working capital changes from financing and investing activities.

On October 29, 2008 the Trust declared a quarterly distribution of $0.75 per Unit in respect of the fourth quarter of 2008 for a total distribution of $361 million. The distribution will be paid on November 28, 2008 to Unitholders of record on November 14, 2008. Quarterly distributions are approved by our Board of Directors after considering the current and expected economic conditions, ensuring financing capacity for Canadian Oil Sands' capital requirements, and with the objective of maintaining an investment grade credit rating.

In establishing the distribution amount for the current quarter the Trust has recognized both the significant decrease in crude oil prices and the turmoil in worldwide credit markets. The price of WTI crude oil has quickly declined from approximately US$120 per barrel when the last distribution was established to approximately US$60 to US$70 per barrel during October 2008. While the decrease in commodity prices

has been partially offset by a weakening Canadian dollar, if lower oil prices persist, cash from operating activities and our ability to fund distributions and capital expenditures will significantly decline. In addition, as a result of the ongoing credit market and banking turmoil, there is heightened financing risk around the ability of the Trust to prudently access the capital markets. The Trust has approximately $500 million of bonds maturing within the next ten months, and had planned on refinancing these debt instruments through credit facility draws and eventual refinancing in the capital markets. With the recent credit market turmoil, risk around accessing these markets in a cost-effective manner has risen. During this period of heightened financing risk, we believe that it is prudent to reduce the rate at which leverage levels rise to maintain liquidity and financial flexibility. As the financial markets calm and there is more certainty around the ability to access the markets in an efficient and cost-effective manner, we still plan on refinancing the 2009 debt maturities and increasing our net debt to about $1.6 billion by the end of 2010. At current market prices, the Trust continues to generate significant cash from operating activities and is currently undrawn on its $840 million of credit facilities. We are therefore well positioned to execute our financial and operating strategies.

The current distribution continues to reflect the Trust's financial plan of managing its capital structure in anticipation of trust taxation in 2011. The Trust has been distributing a fuller amount of its cash from operating activities, and still targets long-term net debt of about $1.6 billion by the end of 2010. We believe this net debt target reflects efficient capital management and will help conserve tax pools prior to trust taxation. The target is based on Syncrude's existing productive capacity and we will reconsider this target in light of Canadian Oil Sands future capital requirement plans and any growth opportunities.

In determining the Trust's distributions, Canadian Oil Sands also considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to $32 million and $30 million on a year-to-date basis in 2008 and 2007, respectively, and approximated the related expense for both pension and reclamation of $38 million and $32 million for each of the periods, respectively. While our share of Syncrude's annual pension funding has increased modestly as a result of the most recent actuarial valuation and our share of Syncrude's future reclamation costs also has increased, we currently do not anticipate any material increases in funding related to these items for the next year.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-total capitalization at an amount less than 55 per cent. With a current net debt-to-total capitalization of approximately 20 per cent, a significant increase in debt or decrease in equity would be required to restrict the Trust's financial flexibility.

Cash from operating activities and net income can fluctuate dramatically from period to period reflecting, among other things, variability in operational performance, WTI prices, SCO differentials to WTI and FX rates. The Trust strives to smooth out the effect of this variability on distributions by taking a longer-term view of our outlook for our operating and business environment, our net debt level relative to our target, and our capital expenditure and other commitments. In that regard, we may distribute more or less in a period than we generate in cash from operating activities or net income. Nonetheless, the highly variable nature of our cash from operating activities introduces risk in our ability to sustain or provide stability in distributions and any expectations regarding the stability or sustainability of distributions are unwarranted and should not be implied.

As the Trust executes its financial plan and crude oil prices remain volatile, investors should anticipate increased variability in distributions and understand that current distribution levels may not be sustainable once we have reached our net debt target. As distributions comprise a larger percentage of cash from operating activities, the distributions will necessarily be more reflective of business performance and crude oil prices. Further, the taxation of income trusts commencing January 1, 2011 likely will materially alter our cash from operating activities and consequently distribution levels.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	September 30 2008	December 31 2007
Long-term debt	$ 1,116	$ 1,218
Cash and cash equivalents	(278)	(268)
Net debt [1]	$ 838	$ 950
Unitholders' equity	$ 4,148	$ 4,172
Total capitalization [2]	$ 4,986	$ 5,122

[1] Non-GAAP measure
[2] Net debt plus Unitholders' equity

Net debt to total capitalization (%)	17	19

As at September 30, 2008 the Trust had $840 million of credit facilities available and unutilized. In addition, the Trust had $67 million in letters of credit issued against a separate line of credit.

During the second quarter of 2008, the Trust repaid $150 million of medium term notes that matured.

Canadian Oil Sands has set a long-term net debt target of approximately $1.6 billion by the end of 2010. The Trust's actual net debt will fluctuate, however, as factors such as actual crude oil prices, Syncrude's operational performance, distributions, and FX rates vary from our assumptions.

CAPITAL EXPENDITURES

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have declined and capital costs for 2008 and 2007 are primarily related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital. Sustaining capital expenditures may fluctuate considerably year-to-year due to the timing of equipment replacement and other factors. The productive capacity of Syncrude's operations was previously described in the "Review of Syncrude Operations" section of this MD&A.

In the third quarter of 2008, capital expenditures totalled $94 million, compared with expenditures of $45 million in the same quarter of 2007. The Syncrude Emissions Reduction ("SER") project accounted for $18 million and $17 million of the capital spent in the third quarters of 2008 and 2007, respectively. The remaining amounts in each quarter pertained to other sustaining capital activities including replacement trucks and infrastructure projects. Sustaining capital expenditures on a per barrel basis were approximately $8.69 and $3.95 in each of the third quarters of 2008 and 2007, respectively.

Year-to-date capital expenditures totalled $195 million in 2008 versus $128 million in 2007. The SER project accounted for $56 million and $51 million of the capital spent in 2008 and 2007, respectively, with the remaining expenditures relating to other sustaining capital activities. Sustaining capital expenditures on a per barrel basis were approximately $6.78 and $4.21 on a year-to-date basis in 2008 and 2007, respectively.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers to significantly reduce total sulphur dioxide and other emissions. After the completion of the SER project, stack emissions of sulphur compounds are anticipated to be about 60 per cent lower than current approved levels. In the third quarter of 2008, Syncrude completed its review of the SER project and revised its cost estimates for the project to $1.6 billion ($590 million net to the Trust) from $772 million ($284 million net to the Trust). The cost increase reflects a delay in the expected completion date and inflationary pressures. The Trust's share of the SER project expenditures incurred to date is approximately $163 million, with the remaining costs expected to be incurred over the next four years to coordinate with equipment turnaround schedules.

Sustaining capital expenditures, including the SER project, are estimated to average approximately $7 per barrel for 2008. Over the longer term, we expect sustaining capital expenditures to average approximately $6 per barrel excluding inflation; however, over the next few years we may incur an additional $5 to $10 per barrel annually for large environmental and infrastructure projects. These projects include the relocation of certain mining trains and tailings systems, which is required as mining operations

progress across the active leases. Tailings system projects also include initiatives to improve and supplement the effectiveness of systems used to separate water from sand and clay so that the water can be recycled back to the operation and solids can be incorporated into the final reclamation landscapes. Our per barrel estimates are based on estimated annual Syncrude production, which increases from 106 million barrels in 2008, or 39 million barrels net to the Trust, to 129 million barrels, or 47 million barrels net to the Trust, at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck, which is estimated to increase Syncrude's productive capacity by about 50,000 barrels per day. Following the debottleneck, the Stage 4 expansion was expected to grow Syncrude capacity by a further 100,000 barrels per day, post-2016. Syncrude is re-evaluating its plans to increase production well beyond the 500,000 barrels per day provided by the Stage 4 expansion. The objective is to develop an expansion plan that maintains an appropriate resource life based on an independent estimate of Syncrude's reserves and resources as of December 31, 2007. The scoping engineering work on the Stage 3 debottleneck and subsequent expansion stages has been approved by the joint venture owners and is being pursued. Spending will ramp up as the engineering work progresses. The timing of the expansions will depend on the engineering and construction execution plans. It is possible that the debottleneck will be delayed beyond our current 2012 projected startup as could other expansion timing. We plan to provide more information on timing over the next year or two as the scoping work progresses. No cost estimates have been provided for these projects nor have they been approved by the Syncrude owners as they are still in the early planning stages.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

The Trust's Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $18.7 billion with 482 million Units outstanding and a closing price of $38.76 per Unit on September 30, 2008.

Canadian Oil Sands Trust - Trading Activity	**Third Quarter 2008**	**September 2008**	**August 2008**	**July 2008**
Unit price				
High	$ 55.25	$ 50.12	$ 53.26	$ 55.25
Low	$ 36.20	$ 36.20	$ 45.21	$ 44.63
Close	$ 38.76	$ 38.76	$ 51.46	$ 51.44
Volume traded (millions)	108.8	51.0	26.1	31.7
Weighted average Trust units outstanding (millions)	481.5	481.5	481.5	481.5

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

With the exception of an additional $828 million ($304 million net to the Trust) expected to be incurred by Syncrude in respect of the SER project and the repayment of $150 million in maturing medium term notes during the second quarter of 2008, there have been no significant changes to the Trust's contractual obligations and commitments in 2008 from our 2007 year-end disclosure.

FINANCIAL RISK MANAGEMENT

The Trust did not have any financial derivatives outstanding at September 30, 2008.

Crude Oil Price Risk

Canadian Oil Sands did not have any crude oil price hedges in place for 2008 or 2007. As at September 30, 2008, the Trust remains unhedged on its crude oil price exposure and does not intend to introduce any crude oil hedge positions. Canadian Oil Sands may, however, hedge its crude oil production in the future depending on the business environment and growth opportunities.

Foreign Currency Hedging

As at September 30, 2008, we do not have any foreign currency hedges in place. At the present time, we do not intend to introduce any currency hedge positions. Canadian Oil Sands may, however, hedge foreign exchange rates in the future, depending on the business environment and growth opportunities.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. As at September 30, 2008, we did not have any debt outstanding bearing interest at floating market-based rates.

Liquidity Risk

Liquidity risk is the risk that Canadian Oil Sands will not be able to meet its financial obligations as they fall due. Canadian Oil Sands actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic hedging opportunities and compliance with debt covenants.

Within the next year, two tranches of Canadian Oil Sands' debt will mature. As well, Canadian Oil Sands has stated its intention to increase net debt to approximately $1.6 billion by the end of 2010. Canadian Oil Sands will therefore be subject to liquidity risk in the coming years in respect of these financing requirements. In addition, we are exposed to liquidity risk to the extent we have financing requirements

related to significant capital or operating commitments. Over the long-term, Canadian Oil Sands manages these risks by spreading out the maturities of its various debt tranches and maintaining a prudent capital structure.

During 2007 and 2008, the economic crisis has spread, resulting in a tightening of credit markets characterized by a decline in liquidity and higher borrowing costs. While Canadian Oil Sands continues to generate significant cash from operating activities and has $840 million of unutilized credit facilities to support liquidity, access to capital markets has become constrained and significantly more expensive. The Trust has approximately $500 million of debt maturities in the next ten months, and is considering the risk that the financial markets do not improve over this time frame as part of its financing plan. Should bank facilities or debt markets not be available to fund our mid-2009 debt maturities, further distribution reductions may be required in order to fund maturities out of cash from operating activities.

Credit Risk

Canadian Oil Sands is exposed to credit risk primarily through its trade accounts receivable balances with customers and with financial counterparties with whom the Trust has invested its cash and purchased term deposits from. At September 30, 2008, over 90 per cent of our accounts receivable balance was due from investment grade energy producers and refinery-based customers. At September 30, 2008, over 95 per cent of our cash and cash equivalents were invested in term deposits from a range of high-quality senior Canadian banks.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of August 15 2008, approximately 32 percent of our Units are held by non-Canadian residents with the remaining 68 per cent of Units being held by Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust regularly monitors its foreign ownership levels through declarations from Unitholders, and the next declarations will be requested as of November 14, 2008. The Trust posts its foreign ownership level on its web site at www.cos-trust.com under "Investor, Unit Information". The steps to manage foreign ownership levels are described in the Trust's AIF.

SUSTAINABLE DEVELOPMENT

Waterfowl Incident at Syncrude's Aurora Mine Tailings Pond

In April 2008, a flock of ducks landed and died on one of Syncrude's tailings ponds. Syncrude is cooperating with Alberta Environment in their investigation into why this occurred and on improvements to help prevent future occurrences.

Greenhouse Gas Emissions Reduction Requirements

In 2007, through the Specified Gas Emitters Regulation, Alberta became the first province in Canada to regulate greenhouse gases by establishing intensity targets for Large Final Emitters of carbon. Effectively, the regulation requires Syncrude, beginning in the second half of 2007, to reduce its per barrel emissions of greenhouse gases by 12 per cent from the average of its annual per barrel emissions between 2003 and 2005. If Syncrude is unable to meet this target directly, it must purchase offset credits or pay into a government fund dedicated to the development of emissions reduction technology.

For 2007, Syncrude met 90 per cent of its reduction target under the new regulation and offset the remainder through the payment of approximately $1 million to the Alberta government's technology fund. Syncrude's emissions calculation method and its data were externally verified.

For 2008, Syncrude is accruing approximately $0.10 per barrel for compliance with the Specified Gas Emitters Regulation, which is reflected in the Trust's operating costs. The cost estimate remains preliminary pending Syncrude's actual carbon dioxide ("CO_2") emission intensity level and clarification from the Alberta government regarding details of implementation. No cost estimates are available for future years.

On March 10, 2008 Canada's federal government provided further detail on its regulatory framework to reduce GHG and air pollutant emissions originally announced on April 26, 2007. The draft regulations are currently expected to be finalized in 2009 and take effect on January 1, 2010. The draft regulations for oil sands projects require existing projects to reduce emissions intensity by 18 per cent in 2010 from the 2006 level and two per cent thereafter. New oil sands facilities coming onstream over the period 2004 to 2011 also will be required to meet clean fuel standards and will be encouraged to implement mechanisms to capture CO_2 emissions. In addition to the reduction of existing GHG emissions, the capture and storage of CO_2 emissions ("CCS") will be a requirement for all oil sands projects coming onstream post 2012. The draft regulations are expected to impact both current Syncrude operations and its future expansion projects, however the full impact of the regulations cannot be quantified until they are finalized.

Syncrude continues to explore and implement measures to reduce energy intensity in its operations, which reduces both CO_2 emissions and operating costs. Syncrude also is exploring the viability of developing a large scale CO_2 capture, transportation and storage network through participation in the integrated CO_2 Network ("ICON").

Reclamation

In March 2008, the Alberta government certified a parcel of reclaimed land north of Fort McMurray. The 104 hectares, known as Gateway Hill, was submitted by Syncrude to the Alberta government in 2003 for certification. Alberta's Environmental Protection and Enhancement Act requires operators to conserve and reclaim specified land and obtain a reclamation certificate. These certificates are issued to operators when their site has been successfully reclaimed.

Syncrude is the first in the oil sands industry to receive certification for land that has been reclaimed. Syncrude has reclaimed more than 4,500 hectares, representing the largest share in the oil sands industry.

Tailings Management

Syncrude's reclamation efforts also include tailings systems management. Tailings systems are designed to separate water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations. Syncrude and most other oil sands producers use a method called consolidated tails technology; however, additional tailings management technologies may be required in order to meet the approved closure and reclamation plan. Syncrude is exploring methods to improve and supplement the effectiveness of its tailings systems.

On June 26, 2008, the Alberta Energy Resources Conservation Board ("ERCB") released a draft Directive on Tailings Criteria for public review and comment. This directive proposes to develop new industry-wide criteria to supplement existing regulations by requiring operators to:

- prepare an operations and abandonment plan for every consolidated tailings pond, which would be reviewed for the establishment of performance measures by the ERCB;
- operate and abandon each consolidated tailings pond in accordance with their applications or ERCB approvals;
- consume fine fluid tailings as proposed in their applications or as approved by the ERCB; and
- specify dates for pond construction, pond use, pond closure, and other milestones and file these dates with the ERCB through the course of 2009.

Syncrude is involved in both the review of the draft directive and submission of comments to the ERCB, as well as assessing the impact of the proposed directive on current and future operations. Until the

directive is finalized, the impact, if any, of the new regulations on Syncrude cannot be fully determined. The regulation as presently drafted, however, is likely to have an adverse impact on the costs for tailings management.

Syncrude is filing an amendment to its regulatory approval to modify the design of the existing Southwest Sand Storage ("SWSS") facility to permit interim storage of increased volumes of mature fine tailings. Changes to the design of the SWSS facility will be required to increase its fluid storage capacity. The change in design would not increase the footprint of the structure but rather elevate the fluid level within it. Pending regulatory approval, Syncrude intends to make use of this increase in capacity in 2009.

2008 OUTLOOK

(millions of Canadian dollars, except volume and per barrel amounts)	October 29, 2008		July 29, 2008	
Syncrude production (MMbbls)		106		106
Canadian Oil Sands Sales (MMbbls)		38.9		38.9
Revenues, net of crude oil purchases and transportation		4,336		4,734
Operating costs		1,381		1,381
Operating costs per barrel		35.47		35.46
Crown royalties		646		742
Capital expenditures		284		294
Cash from operating activities		2,204		2,356
Business environment assumptions				
West Texas Intermediate (US$/bbl)	$	102	$	120
Premium (Discount) to average C$ WTI prices (C$/bbl)	$	2.75	$	1.50
Foreign exchange rate (US$/Cdn$)	$	0.94	$	1.00
AECO natural gas (Cdn$/GJ)	$	8.00	$	9.50

The Trust is maintaining its estimate for 2008 Syncrude production of 106 million barrels, which reflects: year-to-date results, Syncrude's remaining 2008 maintenance program, and an allowance for unplanned outages. The range for Syncrude production is estimated at 103 to 109 million barrels for 2008.

We have decreased the Trust's 2008 revenue outlook as a result of a lower estimated SCO sales price for the last quarter. The Trust has not assumed any further bitumen purchases in this current Outlook; however, Syncrude may purchase up to 10,000 barrels per day of additional bitumen during the remainder of 2008 to provide for flexibility in SCO production. The decrease in forecasted Crown royalties is due to the decrease in estimated revenues.

Based on current assumptions, our estimate of cash from operating activities has decreased to $2,204 million, or $4.58 per Unit. With the decrease in the distribution to $0.75 per Unit in the fourth quarter of 2008, we are estimating net debt levels of approximately $1.1 billion at the end of 2008.

Distributions paid in 2008 are expected to be 100 per cent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2009.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could impact the differential for SCO relative to crude benchmarks; however, these factors are difficult to predict.

2008 Outlook Sensitivity Analysis

		Cash from Operating Activities Increase	
Variable [1]	**Annual [2] Sensitivity**	**$ millions**	**$/Trust unit**
Syncrude operating costs decrease	C$1.00/bbl	29	0.06
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	25	0.05
Syncrude production increase	2 million bbls	31	0.06
Canadian dollar weakening	US$0.01/C$	22	0.04
AECO natural gas price decrease	C$0.50/GJ	14	0.03

[1] An opposite change in each of these variables will result in the opposite cash from operating activities impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited)

($ millions, except per Unit amounts)	Three Months Ended September 30 2008	Three Months Ended September 30 2007	Nine Months Ended September 30 2008	Nine Months Ended September 30 2007
Revenues	$ 1,463	$ 1,035	$ 3,775	$ 2,626
Crude oil purchases and transportation expense	(82)	(99)	(310)	(326)
	1,381	936	3,465	2,300
Expenses:				
Operating	345	239	1,042	741
Non-production	21	16	54	49
Crown royalties	231	165	540	348
Administration	3	4	16	14
Insurance	2	2	5	6
Interest, net (Note 8)	16	21	49	68
Depreciation, depletion and accretion	121	101	325	260
Foreign exchange loss (gain)	32	(42)	53	(112)
	771	506	2,084	1,374
Earnings before taxes	610	430	1,381	926
Future income tax expense (recovery) and other	6	69	(18)	697
Net income from continuing operations	604	361	1,399	229
Loss from discontinued operations	-	-	-	(1)
Net income	604	361	1,399	228
Other comprehensive loss, net of income taxes				
Reclassification of derivative gains to net income	(1)	(2)	(2)	(6)
Comprehensive income	$ 603	$ 359	$ 1,397	$ 222
Weighted average Trust Units (millions)	482	479	481	479
Trust Units, end of period (millions)	482	479	482	479
Net income per Trust Unit:				
Basic	$ 1.25	$ 0.75	$ 2.91	$ 0.48
Diluted	$ 1.25	$ 0.75	$ 2.91	$ 0.48

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY
(unaudited)

($ millions)	Three Months Ended September 30 2008	Three Months Ended September 30 2007	Nine Months Ended September 30 2008	Nine Months Ended September 30 2007
Retained earnings				
Balance, beginning of period	$ 1,597	$ 1,223	$ 1,643	$ 1,691
Net income	604	361	1,399	228
Unitholder distributions (Note 9)	(602)	(192)	(1,443)	(527)
Balance, end of period	1,599	1,392	1,599	1,392
Accumulated other comprehensive income				
Balance, beginning of period	23	26	24	30
Other comprehensive loss	(1)	(2)	(2)	(6)
Balance, end of period	22	24	22	24
Unitholders' capital				
Balance, beginning of period	2,524	2,499	2,500	2,260
Issuance of Trust Units (Note 4)	-	-	24	239
Balance, end of period	2,524	2,499	2,524	2,499
Contributed surplus				
Balance, beginning of period	3	4	5	4
Exercise of employee stock options	-	-	(3)	-
Stock-based compensation	-	1	1	1
Balance, end of period	3	5	3	5
Total Unitholders' equity	$ 4,148	$ 3,920	$ 4,148	$ 3,920

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT
(unaudited)

($ millions)	September 30 2008	December 31 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 278	$ 268
Accounts receivable	377	379
Inventories	104	102
Prepaid expenses	6	6
	765	755
Property, plant and equipment, net	6,297	6,427
Goodwill	52	52
Reclamation trust	41	37
	$ 7,155	$ 7,271
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 332	$ 289
Current portion of employee future benefits	17	16
	349	305
Employee future benefits and other liabilities	103	128
Long-term debt	1,116	1,218
Asset retirement obligation	235	226
Future income taxes	1,204	1,222
	3,007	3,099
Unitholders' equity	4,148	4,172
	$ 7,155	$ 7,271

Commitments (Note 10)

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ millions)	Three Months Ended September 30 2008	Three Months Ended September 30 2007	Nine Months Ended September 30 2008	Nine Months Ended September 30 2007
Cash from (used in) operating activities				
Net income	$ 604	$ 361	$ 1,399	$ 228
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	121	101	325	260
Unrealized foreign exchange on long-term debt	36	(59)	62	(146)
Future income tax expense (recovery)	6	68	(18)	696
Other	(1)	1	4	(3)
Net change in deferred items	(9)	(2)	(25)	(2)
	757	470	1,747	1,033
Change in non-cash working capital	164	14	28	(23)
Cash from operating activities	921	484	1,775	1,010
Cash from (used in) financing activities				
Repayment of medium term and Senior Notes	-	-	(150)	(272)
Net drawdown (repayment) of bank credit facilities	-	(70)	(16)	-
Unitholder distributions (Note 9)	(602)	(192)	(1,443)	(527)
Issuance of Trust Units (Note 4)	-	(1)	21	1
Cash used in financing activities	(602)	(263)	(1,588)	(798)
Cash from (used in) investing activities				
Capital expenditures	(94)	(45)	(195)	(128)
Acquisition of additional Syncrude working interest	-	-	-	(231)
Disposition of properties	-	-	-	4
Reclamation trust funding	(1)	(1)	(4)	(4)
Change in non-cash working capital	22	(7)	22	(5)
Cash used in investing activities	(73)	(53)	(177)	(364)
Increase (decrease) in cash and cash equivalents	246	168	10	(152)
Cash and cash equivalents at beginning of period	32	33	268	353
Cash and cash equivalents at end of period	$ 278	$ 201	$ 278	$ 201
Cash and cash equivalents consist of:				
Cash			$ 10	$ 1
Short-term investments			268	200
			$ 278	$ 201

Supplementary Information (Note 11)

See Notes to Unaudited Consolidated Financial Statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2007, except as discussed in Note 2. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2007.

2) CHANGES IN ACCOUNTING POLICIES

In its consolidated financial statements for the year ended December 31, 2007, Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures. The standards were effective January 1, 2008, however early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's consolidated financial statements for the year ended December 31, 2007.

In June 2007, the CICA issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories

The new Section was effective for the Trust beginning January 1, 2008. Application of the new Section did not have a significant impact on the financial statements.

3) FUTURE CHANGES IN ACCOUNTING POLICIES

In February 2008, the CICA issued a new accounting standard – Section 3064 Goodwill and Intangible Assets, which replaces Section 3062 Goodwill and Other Intangible Assets, and Section 3450 Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

4) ISSUANCE OF TRUST UNITS

In the nine months ended September 30, 2008, approximately 2.1 million Trust Units were issued for $24 million on the exercise of employee stock options.

5) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement post-employment benefit plans ("OPEB") covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents. The OPEB plan is not funded.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three and nine months ended September 30, 2008 and 2007 is based on its 36.74 per cent working interest. The costs have been recorded in operating expense as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Defined benefit plans:				
Pension benefits	$ 8	$ 6	$ 23	$ 20
Other benefit plans	1	1	3	3
	$ 9	$ 7	$ 26	$ 23
Defined contribution plans	1	-	2	1
Total benefit cost	$ 10	$ 7	$ 28	$ 24

6) BANK CREDIT FACILITIES

Extendible revolving term facility (a)	$ 40
Line of credit (b)	67
Operating credit facility (c)	800
	$ 907

Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 per cent, or 65 per cent in certain circumstances involving acquisitions.

a) The $40 million extendible revolving term facility is a 364-day facility with a one-year term out, expiring April 23, 2009. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at September 30, 2008, no amounts were drawn on this facility.

b) The $67 million line of credit is a one-year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $67 million have been written against the line of credit as at September 30, 2008.

c) The $800 million operating facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at September 30, 2008, no amounts were drawn on this facility.

7) LONG-TERM DEBT

On April 9, 2008, the Trust repaid $150 million of 5.75% medium term notes.

8) INTEREST, NET

	Three Months Ended September 30 2008	Three Months Ended September 30 2007	Nine Months Ended September 30 2008	Nine Months Ended September 30 2007
Interest expense on long-term debt	$ 18	$ 22	$ 56	$ 71
Interest income and other	(2)	(1)	(7)	(3)
Interest expense, net	$ 16	$ 21	$ 49	$ 68

9) UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the Distributable Income, as defined by the Trust Indenture, received or receivable by the Trust in a quarter. The Trust's Distributable Income primarily consists of a royalty from its operating subsidiary, Canadian Oil Sands Limited ("COSL"). The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by COSL's Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

	Three Months Ended September 30 2008	Three Months Ended September 30 2007	Nine Months Ended September 30 2008	Nine Months Ended September 30 2007
Cash from operating activities	$ 921	$ 484	$ 1,775	$ 1,010
Add (Deduct):				
Capital expenditures	(94)	(45)	(195)	(128)
Acquisition of additional Syncrude working interest	-	-	-	(231)
Disposition of properties		-		4
Change in non-cash working capital [(1)]	22	(7)	22	(5)
Reclamation trust funding	(1)	(1)	(4)	(4)
Change in cash and cash equivalents and financing, net [(2)]	(246)	(239)	(155)	(119)
Unitholder distributions	$ 602	$ 192	$ 1,443	$ 527
Unitholder distributions per Trust Unit	**$ 1.25**	**$ 0.40**	**$ 3.00**	**$ 1.10**

(1) *From investing activities.*

(2) *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

10) COMMITMENTS

During the third quarter of 2008, Canadian Oil Sands committed to additional costs of approximately $304 million relating to its share of Syncrude's Emissions Reduction project. The additional costs are expected to be incurred over the next four years.

11) SUPPLEMENTARY INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Income tax paid	$ -	$ -	$ -	$ 1
Interest paid	$ 18	$ 27	$ 56	$ 81

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended September 30, 2008
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income	$	1,913,000
Tax		(136,000)
Interest on debt		76,000
Net income before interest and taxes	$	1,853,000
Interest on debt	$	76,000
Interest coverage- earnings		24.4

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended September 30, 2008
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income [(1)]	$	100,595
Tax		(67,966)
Interest on debt		76,052
Deferred Trust Royalty		190,670
Net income before interest, taxes, & Deferred Trust Royalty	$	299,351
Interest on debt		76,052
Interest coverage- earnings		3.9

[(1)] Net of Deferred Trust Royalty provision.

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited [5]
For the periods ending September 30
($ millions)

	Three Months Ended		Nine Months Ended	
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Gross sales revenue	$ 1,461.7	$ 1,032.8	$ 3,772.1	$ 2,617.8
Operating income before other expenses [1]	$ 668.1	$ 417.9	$ 1,514.3	$ 903.6
Net income before Trust Royalties [2]	$ 613.4	$ 441.2	$ 1,403.6	$ 1,001.1
Net income (loss)	$ 3.1	$ 16.8	$ 21.0	$ 90.3

	As at September 30, 2008
Current assets	$ 763.4
Non-current assets	$ 5,969.6
Current liabilities [3]	$ 1,744.6
Non-current liabilities [4]	$ 4,764.1

[1] *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, future income tax expenses and recoveries, Trust Royalties, and discontinued operations.*

[2] *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $602 million (2007- $192 million).*

[3] *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $1,370 million.*

[4] *Includes a future income tax liability of $498 million and a deferred Trust Royalty liability of $2,811 million.*

[5] *As at September 30, 2008, Consolidated Canadian Oil Sands Limited held a 36.74 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 36.74 per cent working interest in Syncrude, and owned 100 per cent of Canadian Arctic Gas Ltd. and 100 per cent of Canadian Oil Sands Marketing Inc.*

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(unaudited)

($ millions, except per Unit amounts)	Three Months Ended September 30 2008	Three Months Ended September 30 2007	Nine Months Ended September 30 2008	Nine Months Ended September 30 2007
Revenues	$ 1,463	$ 1,035	$ 3,775	$ 2,626
Crude oil purchases and transportation expense	(82)	(99)	(310)	(326)
	1,381	936	3,465	2,300
Expenses:				
Operating	345	239	1,042	741
Non-production	21	16	54	49
Crown royalties	231	165	540	348
Administration	3	4	16	14
Insurance	2	2	5	6
Interest, net (Note 8)	16	21	49	68
Depreciation, depletion and accretion	121	101	325	260
Foreign exchange loss (gain)	32	(42)	53	(112)
	771	506	2,084	1,374
Earnings before taxes	610	430	1,381	926
Future income tax expense (recovery) and other	6	69	(18)	697
Net income from continuing operations	604	361	1,399	229
Loss from discontinued operations	-	-	-	(1)
Net income	604	361	1,399	228
Other comprehensive loss, net of income taxes				
Reclassification of derivative gains to net income	(1)	(2)	(2)	(6)
Comprehensive income	$ 603	$ 359	$ 1,397	$ 222
Weighted average Trust Units (millions)	482	479	481	479
Trust Units, end of period (millions)	482	479	482	479
Net income per Trust Unit:				
Basic	$ 1.25	$ 0.75	$ 2.91	$ 0.48
Diluted	$ 1.25	$ 0.75	$ 2.91	$ 0.48

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited)

($ millions)	Three Months Ended September 30 2008	Three Months Ended September 30 2007	Nine Months Ended September 30 2008	Nine Months Ended September 30 2007
Retained earnings				
Balance, beginning of period	$ 1,597	$ 1,223	$ 1,643	$ 1,691
Net income	604	361	1,399	228
Unitholder distributions (Note 9)	(602)	(192)	(1,443)	(527)
Balance, end of period	1,599	1,392	1,599	1,392
Accumulated other comprehensive income				
Balance, beginning of period	23	26	24	30
Other comprehensive loss	(1)	(2)	(2)	(6)
Balance, end of period	22	24	22	24
Unitholders' capital				
Balance, beginning of period	2,524	2,499	2,500	2,260
Issuance of Trust Units (Note 4)	-	-	24	239
Balance, end of period	2,524	2,499	2,524	2,499
Contributed surplus				
Balance, beginning of period	3	4	5	4
Exercise of employee stock options	-	-	(3)	-
Stock-based compensation	-	1	1	1
Balance, end of period	3	5	3	5
Total Unitholders' equity	$ 4,148	$ 3,920	$ 4,148	$ 3,920

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT
(unaudited)

($ millions)	September 30 2008	December 31 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 278	$ 268
Accounts receivable	377	379
Inventories	104	102
Prepaid expenses	6	6
	765	755
Property, plant and equipment, net	6,297	6,427
Goodwill	52	52
Reclamation trust	41	37
	$ 7,155	$ 7,271
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 332	$ 289
Current portion of employee future benefits	17	16
	349	305
Employee future benefits and other liabilities	103	128
Long-term debt	1,116	1,218
Asset retirement obligation	235	226
Future income taxes	1,204	1,222
	3,007	3,099
Unitholders' equity	4,148	4,172
	$ 7,155	$ 7,271

Commitments (Note 10)

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ millions)	Three Months Ended September 30 2008	Three Months Ended September 30 2007	Nine Months Ended September 30 2008	Nine Months Ended September 30 2007
Cash from (used in) operating activities				
Net income	$ 604	$ 361	$ 1,399	$ 228
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	121	101	325	260
Unrealized foreign exchange on long-term debt	36	(59)	62	(146)
Future income tax expense (recovery)	6	68	(18)	696
Other	(1)	1	4	(3)
Net change in deferred items	(9)	(2)	(25)	(2)
	757	470	1,747	1,033
Change in non-cash working capital	164	14	28	(23)
Cash from operating activities	921	484	1,775	1,010
Cash from (used in) financing activities				
Repayment of medium term and Senior Notes	-	-	(150)	(272)
Net drawdown (repayment) of bank credit facilities	-	(70)	(16)	-
Unitholder distributions (Note 9)	(602)	(192)	(1,443)	(527)
Issuance of Trust Units (Note 4)	-	(1)	21	1
Cash used in financing activities	(602)	(263)	(1,588)	(798)
Cash from (used in) investing activities				
Capital expenditures	(94)	(45)	(195)	(128)
Acquisition of additional Syncrude working interest	-	-	-	(231)
Disposition of properties	-	-	-	4
Reclamation trust funding	(1)	(1)	(4)	(4)
Change in non-cash working capital	22	(7)	22	(5)
Cash used in investing activities	(73)	(53)	(177)	(364)
Increase (decrease) in cash and cash equivalents	246	168	10	(152)
Cash and cash equivalents at beginning of period	32	33	268	353
Cash and cash equivalents at end of period	$ 278	$ 201	$ 278	$ 201
Cash and cash equivalents consist of:				
Cash			$ 10	$ 1
Short-term investments			268	200
			$ 278	$ 201

Supplementary Information (Note 11)

See Notes to Unaudited Consolidated Financial Statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2007, except as discussed in Note 2. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2007.

2) CHANGES IN ACCOUNTING POLICIES

In its consolidated financial statements for the year ended December 31, 2007, Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures. The standards were effective January 1, 2008, however early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's consolidated financial statements for the year ended December 31, 2007.

In June 2007, the CICA issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories

The new Section was effective for the Trust beginning January 1, 2008. Application of the new Section did not have a significant impact on the financial statements.

3) FUTURE CHANGES IN ACCOUNTING POLICIES

In February 2008, the CICA issued a new accounting standard – Section 3064 Goodwill and Intangible Assets, which replaces Section 3062 Goodwill and Other Intangible Assets, and Section 3450 Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

4) ISSUANCE OF TRUST UNITS

In the nine months ended September 30, 2008, approximately 2.1 million Trust Units were issued for $24 million on the exercise of employee stock options.

5) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement post-employment benefit plans ("OPEB") covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents. The OPEB plan is not funded.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three and nine months ended September 30, 2008 and 2007 is based on its 36.74 per cent working interest. The costs have been recorded in operating expense as follows:

	Three Months Ended September 30				Nine Months Ended September 30			
	2008		2007		2008		2007	
Defined benefit plans:								
Pension benefits	$	8	$	6	$	23	$	20
Other benefit plans		1		1		3		3
	$	9	$	7	$	26	$	23
Defined contribution plans		1		-		2		1
Total benefit cost	$	10	$	7	$	28	$	24

6) BANK CREDIT FACILITIES

Extendible revolving term facility (a)	$	40
Line of credit (b)		67
Operating credit facility (c)		800
	$	907

Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 per cent, or 65 per cent in certain circumstances involving acquisitions.

a) The $40 million extendible revolving term facility is a 364-day facility with a one-year term out, expiring April 23, 2009. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at September 30, 2008, no amounts were drawn on this facility.

b) The $67 million line of credit is a one-year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $67 million have been written against the line of credit as at September 30, 2008.

c) The $800 million operating facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at September 30, 2008, no amounts were drawn on this facility.

7) LONG-TERM DEBT

On April 9, 2008, the Trust repaid $150 million of 5.75% medium term notes.

8) INTEREST, NET

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Interest expense on long-term debt	$ 18	$ 22	$ 56	$ 71
Interest income and other	(2)	(1)	(7)	(3)
Interest expense, net	$ 16	$ 21	$ 49	$ 68

9) UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the Distributable Income, as defined by the Trust Indenture, received or receivable by the Trust in a quarter. The Trust's Distributable Income primarily consists of a royalty from its operating subsidiary, Canadian Oil Sands Limited ("COSL"). The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by COSL's Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Cash from operating activities	$ 921	$ 484	$ 1,775	$ 1,010
Add (Deduct):				
Capital expenditures	(94)	(45)	(195)	(128)
Acquisition of additional Syncrude working interest	-	-	-	(231)
Disposition of properties		-		4
Change in non-cash working capital [(1)]	22	(7)	22	(5)
Reclamation trust funding	(1)	(1)	(4)	(4)
Change in cash and cash equivalents and financing, net [(2)]	(246)	(239)	(155)	(119)
Unitholder distributions	$ 602	$ 192	$ 1,443	$ 527
Unitholder distributions per Trust Unit	**$ 1.25**	**$ 0.40**	**$ 3.00**	**$ 1.10**

(1) *From investing activities.*

(2) *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

10) COMMITMENTS

During the third quarter of 2008, Canadian Oil Sands committed to additional costs of approximately $304 million relating to its share of Syncrude's Emissions Reduction project. The additional costs are expected to be incurred over the next four years.

11) SUPPLEMENTARY INFORMATION

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Income tax paid	$ -	$ -	$ -	$ 1
Interest paid	$ 18	$ 27	$ 56	$ 81

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of October 29, 2008 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the nine months ended September 30, 2008 and September 30, 2007, and the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2007 and the Trust's Annual Information Form ("AIF") dated March 15, 2008. Additional information on the Trust including its AIF is available on SEDAR at www.sedar.com or on the Trust's website at www.cos-trust.com.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A and the related press release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: expectations regarding the sustainability of operations at certain levels of WTI prices; future distributions and any increase or decrease from current payment amounts; the belief that inflationary pressures will continue; the belief that operational reliability will improve over time and with that improvement that operating costs will be reduced; the expected level of sustaining capital for the next few years and longer term; the expectations regarding bitumen purchases; the expected net debt level at the end of 2008; the expected impact on the Trust and distributions and the expected structure to be assumed given the Federal government's tax changes effective in 2011; plans regarding refinancing of the 2009 debt maturities and views on future credit markets and availability of financing and the impact on distributions; expectations regarding future distribution levels; the cost estimate for the SER project and the expectation that the SER project will significantly reduce total sulphur dioxide and other emissions; the completion date for the SER project; the expected impact on the Trust from announced changes by the Alberta government regarding its royalty regime; any expectations regarding the enforceability of legal rights; the expected impact of any current and future environmental legislation, including without limitation, regulations relating to tailings; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next year; improvements in operational reliability; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expectation that no crude oil hedges will be entered into in the future; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2008 for Canadian Oil Sands' product; the potential amount payable in respect of any future income tax liability; the plans regarding future expansions of the Syncrude project and in particular all plans regarding Stage 4 development; the level of energy consumption in 2008 and beyond; capital expenditures for 2008; the level of natural gas consumption in 2008 and beyond; the expected price for crude oil and natural gas in 2008; the expected production, revenues and operating costs for 2008; and the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impacts of regulatory changes especially as such relate to royalties, taxation, and environmental charges; the impact of technology on operations and processes and how new complex technology may not perform as expected, labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the unanimous joint venture owner approval for major expansions; the variances of stock market activities generally; normal risks associated with litigation, general economic, business and market conditions; regulatory change, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner which adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the third quarter of 2008, crude oil production from the Syncrude Joint Venture ("Syncrude") totalled 29.1 million barrels, or about 316,000 barrels per day, compared with 32.1 million barrels, or about 348,000 barrels per day, during the same period of 2007. Net to the Trust, production totalled 10.7 million barrels in the third quarter of 2008 compared with 11.8 million barrels in 2007, based on our 36.74 per cent working interest.

Production in the third quarter of 2008 was primarily impacted by a scheduled turnaround on Coker 8-2, which began in September. The restart of the coker, originally anticipated for late October, has been delayed until the first week of November to enable repairs to an associated gas compressor. The delay is not expected to affect projected production volumes for 2008 of 106 million barrels, gross to Syncrude, because bitumen froth volumes will go into tankage, which can be processed in November and December. During the third quarter of 2007, production was relatively stable and was not significantly affected by maintenance activities.

Year-to-date, Syncrude produced 77.5 million barrels in 2008, or about 283,000 barrels per day, compared with 82.6 million barrels, or about 302,000 barrels per day in 2007. In addition to the coker turnarounds during the second and third quarters, production in the first nine months of 2008 was impacted by a disruption in operations that was compounded by extremely cold weather during the first quarter. The cold weather during the first quarter of 2008 also affected bitumen production and extraction. By comparison, production in the first nine months of 2007 was impacted by unplanned maintenance on Coker 8-3 and Coker 8-2, and planned maintenance on other units.

Operating costs increased to $32.15 per barrel in the third quarter of 2008, up $11.31 per barrel from the same quarter last year. Year-to-date operating costs were $36.37 per barrel in 2008 versus $24.48 per barrel in 2007 (see the "Operating costs" section of this MD&A for further discussion).

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. Under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of operational and mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". All references to Syncrude's productive capacity in this report refer to barrels per calendar day, unless stated otherwise.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes that vary with current production. The impact of Syncrude's 2008 operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1	2006 Q4
Revenues [1]	$ 1,381	$ 1,177	$ 907	$ 950	$ 936	$ 690	$ 674	$ 646
Net income (loss)	$ 604	$ 497	$ 298	$ 515	$ 361	$ (395)	$ 262	$ 128
Per Trust Unit, Basic	$ 1.25	$ 1.04	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.55	$ 0.27
Per Trust Unit, Diluted	$ 1.25	$ 1.04	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.54	$ 0.27
Cash from operating activities	$ 921	$ 413	$ 441	$ 367	$ 484	$ 324	$ 202	$ 412
Per Trust Unit [2]	$ 1.91	$ 0.86	$ 0.92	$ 0.77	$ 1.01	$ 0.68	$ 0.42	$ 0.88
Unitholder distributions	$ 602	$ 481	$ 360	$ 264	$ 192	$ 191	$ 144	$ 140
Per Trust Unit	$ 1.25	$ 1.00	$ 0.75	$ 0.55	$ 0.40	$ 0.40	$ 0.30	$ 0.30
Daily average sales volumes (bbls)	116,656	97,744	99,181	116,368	124,904	98,720	108,981	110,185
Net realized SCO selling price ($/bbl) [3]	$ 127.55	$ 131.32	$ 100.41	$ 88.73	$ 81.48	$ 76.81	$ 68.69	$ 63.71
Operating costs ($/bbl) [4]	$ 32.15	$ 41.92	$ 35.93	$ 27.38	$ 20.84	$ 30.13	$ 23.56	$ 23.60
Purchased natural gas price ($/GJ)	$ 7.86	$ 9.38	$ 7.30	$ 5.84	$ 4.99	$ 6.78	$ 6.99	$ 6.51
West Texas Intermediate (avg. US$/bbl) [5]	$ 118.22	$ 123.80	$ 97.82	$ 90.50	$ 75.15	$ 65.02	$ 58.23	$ 60.16
Foreign exchange rates (US$/Cdn$):								
Average	$ 0.96	$ 0.99	$ 1.00	$ 1.02	$ 0.96	$ 0.91	$ 0.85	$ 0.88
Quarter- end	$ 0.94	$ 0.98	$ 0.97	$ 1.01	$ 1.00	$ 0.94	$ 0.87	$ 0.86

(1) Revenues after crude oil purchases and transportation expense.

(2) Cash from operating activities per Trust Unit is a non-GAAP measure that is derived from cash from operating activities reported on the Trust's Consolidated Statements of Cash Flows divided by the weighted-average number of Trust Units outstanding in the period, as used in the Trust's net income per Unit calculations.

(3) Net realized SCO selling price after foreign currency hedging.

(4) Derived from operating costs as reported on the Trust's Consolidated Statements of Income and Comprehensive Income, divided by the sales volumes during the period.

(5) Pricing obtained from Bloomberg.

During the last eight quarters, the following items have had a significant impact on the Trust's financial results:

- U.S. dollar West Texas Intermediate ("WTI") oil prices, which impact the Trust's revenues, increased significantly in the 2008 periods relative to the 2007 and 2006 time periods.
- The substantive enactment of income tax legislation in June 2007 to apply a new tax on distributions from Canadian public trusts starting in 2011 resulted in an additional future income tax expense of $701 million in the second quarter of 2007. Other corporate tax rate reductions substantively enacted in the fourth and second quarters of 2007 resulted in future income tax recoveries of $153 million and $38 million in each quarter, respectively.
- On January 2, 2007 the Trust acquired a 1.25 per cent working interest in Syncrude from Talisman Energy Inc. Commencing in 2007, the Trust's financial results reflect a 36.74 per cent working interest in Syncrude while the 2006 financial results reflect the Trust's previous ownership of 35.49 per cent.
- U.S. to Canadian dollar exchange rate fluctuations have impacted commodity pricing and have resulted in significant unrealized foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt.

Quarterly variances in revenues, net income, and cash from operating activities are caused by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income also is impacted by foreign exchange gains and losses and by future income tax amounts. A large proportion of operating costs are fixed and, as such, per barrel operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance and turnaround activities are typically scheduled to avoid the winter months; however, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages may occur. Accordingly, production levels may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

REVIEW OF FINANCIAL RESULTS

In the third quarter of 2008, net income amounted to $604 million, or $1.25 per Trust unit ("Unit"), compared with net income of $361 million, or $0.75 per Unit, recorded in the comparable quarter in 2007, primarily as a result of higher revenues net of higher operating costs and Crown royalties.

Year-to-date net income totaled $1.4 billion, or $2.91 per Unit, in 2008 compared with net income of $228 million, or $0.48 per Unit, recorded in 2007. The improvement in net income was primarily the result of higher revenues net of higher operating costs and Crown royalties in 2008 without the impact of the one-time future income tax expense of $701 million that was recorded in the second quarter of 2007.

Cash from operating activities increased to $921 million for the third quarter of 2008 versus $484 million for the third quarter of 2007. Year-to-date cash from operating activities increased to $1.8 billion for 2008 versus $1.0 billion for 2007. The increase in cash from operating activities was the result of the higher revenues net of increases in operating expenses, Crown royalties and changes in non-cash working capital.

Changes in non-cash working capital increased cash from operating activities by $164 million in the third quarter of 2008, primarily as a result of lower accounts receivable at September 30, 2008 versus June 30, 2008. The decline in accounts receivable was the result of lower sales volumes and oil prices in September 2008 versus June 2008. In the third quarter of 2007, changes in non-cash working capital increased cash from operating activities by $14 million, primarily as a result of higher accounts receivable net of higher accounts payable at September 30, 2007 relative to June 30, 2007.

Year-to-date changes in non-cash working capital increased cash from operating activities by $28 million in 2008, primarily as a result of higher accounts payable at September 30, 2008 relative to December 31, 2007. In the same period of 2007, changes in non-cash working capital decreased cash from operating activities by $23 million, primarily as a result of higher accounts receivable offset by higher accounts payable at September 30, 2007 relative to December 31, 2007.

Non-cash working capital and changes therein can vary on a period-by-period basis as a result of the timing and settlements of accounts receivable and accounts payable balances, and are impacted by a number of factors including changes in revenue, operating expenses, Crown royalties, the timing of capital expenditures, and inventory fluctuations.

Net Income per Barrel

($ per bbl) [1]	Three Months Ended September 30 2008	Three Months Ended September 30 2007	Variance	Nine Months Ended September 30 2008	Nine Months Ended September 30 2007	Variance
Revenues after crude oil purchases and transportation expense	128.66	81.48	47.18	120.93	75.94	44.99
Operating costs	(32.15)	(20.84)	(11.31)	(36.37)	(24.48)	(11.89)
Crown royalties	(21.50)	(14.32)	(7.18)	(18.83)	(11.49)	(7.34)
	75.01	46.32	28.69	65.73	39.97	25.76
Non-production costs	(1.95)	(1.40)	(0.55)	(1.87)	(1.62)	(0.25)
Administration and insurance	(0.44)	(0.54)	0.10	(0.70)	(0.67)	(0.03)
Interest, net	(1.52)	(1.83)	0.31	(1.73)	(2.24)	0.51
Depletion, depreciation and accretion	(11.35)	(8.76)	(2.59)	(11.36)	(8.60)	(2.76)
Foreign exchange gain (loss)	(2.99)	3.59	(6.58)	(1.85)	3.69	(5.54)
Future income tax (expense) recovery and other	(0.52)	(5.94)	5.42	0.64	(23.01)	23.65
	(18.77)	(14.88)	(3.89)	(16.87)	(32.45)	15.58
Net income per barrel	56.24	31.44	24.80	48.86	7.52	41.34
Sales volumes (MMbbls)	10.8	11.5	(0.7)	28.7	30.3	(1.6)

[1] Unless otherwise specified, net income and other per barrel measures in this MD&A have been derived by dividing the relevant revenue or cost item by the sales volumes in the period.

Non-GAAP Financial Measures

In this MD&A we refer to financial measures that do not have any standardized meaning as prescribed by Canadian Generally Accepted Accounting Principles ("GAAP"). These non-GAAP financial measures include cash from operating activities on a per Unit basis, net debt, total capitalization and certain per barrel measures. These non-GAAP financial measures provide additional information that we believe is meaningful regarding the Trust's operational performance, its liquidity and its capacity to fund distributions, capital expenditures and other investing activities. Users are cautioned that non-GAAP financial measures presented by the Trust may not be comparable with measures provided by other entities.

Revenues after Crude Oil Purchases and Transportation Expense

($ millions)	Three Months Ended September 30 2008	2007	Variance	Nine Months Ended September 30 2008	2007	Variance
Sales revenue [1]	$ 1,462	$ 1,033	$ 429	$ 3,772	$ 2,618	$ 1,154
Crude oil purchases	(73)	(91)	18	(283)	(299)	16
Transportation expense	(9)	(8)	(1)	(27)	(27)	-
	1,380	934	446	3,462	2,292	1,170
Currency hedging gains [1]	1	2	(1)	3	8	(5)
	$ 1,381	$ 936	$ 445	$ 3,465	$ 2,300	$ 1,165
Sales volumes (MMbbls) [2]	10.8	11.5	(0.7)	28.7	30.3	(1.6)

[1] *The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statements of Income and Comprehensive Income. Sales revenue includes revenue from the sale of purchased crude oil and sulphur revenue.*

[2] *Sales volumes, net of purchased crude oil volumes.*

($ per barrel)						
Realized SCO selling price before hedging [3]	$ 127.46	$ 81.23	$ 46.23	$ 120.09	$ 75.66	$ 44.43
Currency hedging gains	0.09	0.25	(0.16)	0.10	0.28	(0.18)
Net realized SCO selling price	$ 127.55	$ 81.48	$ 46.07	$ 120.19	$ 75.94	$ 44.25

[3] *SCO sales revenue after crude oil purchases and transportation expense divided by sales volumes, net of purchased crude oil volumes.*

The increase in sales revenue for 2008 versus 2007 on a quarterly and on a year-to-date basis was due to a higher realized selling price for our synthetic crude oil ("SCO") offset by a decline in sales volumes.

The increase in the SCO selling price primarily reflects the increase in WTI prices in 2008. During the third quarter of 2008, WTI prices averaged US$118.22 per barrel compared to US$75.15 per barrel for the third quarter of 2007. Year-to-date, WTI prices averaged US$113.52 per barrel in 2008 versus US$66.22 per barrel in 2007. This increase in US dollar WTI prices on a year-to-date basis was tempered, however, by a stronger Canadian dollar, which averaged $0.98 US/Cdn in 2008 compared with $0.90 US/Cdn in 2007. On a quarterly basis, the Canadian dollar averaged $0.96 US/Cdn for both 2008 and 2007.

In addition to the increase in WTI prices, our SCO continued to receive a premium to Canadian dollar WTI (the "differential") in 2008. In the third quarter of 2008, the Trust's SCO realized a weighted-average premium of $3.78 per barrel compared with the average Canadian dollar WTI price versus a premium of $2.60 per barrel in the same period in 2007. Year-to-date in 2008, the Trust's SCO realized a weighted-average premium of $3.21 per barrel relative to the average Canadian dollar WTI price versus a premium of $2.40 per barrel for 2007.

The Trust's sales volumes for the third quarter of 2008 averaged about 116,700 barrels per day versus an average of about 124,900 barrels per day in the third quarter of 2007.

Year-to-date sales volumes averaged about 104,600 barrels per day in 2008 versus an average of about 110,900 barrels per day for 2007. Sales volumes for 2008 were impacted by the scheduled turnarounds of Cokers 8-2 and 8-1 and by operational difficulties during the first quarter. Sales volumes in 2007 were impacted by maintenance on Coker 8-3, Coker 8-2 and other units.

Operating Costs

	Three Months Ended September 30				Nine Months Ended September 30			
	2008		2007		2008		2007	
	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO
Bitumen Costs [1]								
Bitumen production [2]	15.23		9.71		15.39		10.14	
Purchased energy [2,4]	2.41		1.23		2.97		2.13	
Purchased bitumen	-		-		1.22		-	
	17.64	19.60	10.94	12.31	19.58	23.08	12.27	14.49
Upgrading Costs [3]								
Bitumen processing and upgrading [2]		5.85		3.83		5.85		4.58
Turnaround and catalysts		2.06		0.25		2.07		1.26
Purchased energy [4]		3.83		2.34		4.15		2.48
		11.74		6.42		12.07		8.32
Other and research [2]		(0.18)		0.87		1.29		1.05
Change in treated and untreated inventory		0.81		0.63		(0.10)		0.10
Total Syncrude operating costs		31.97		20.23		36.34		23.96
Canadian Oil Sands adjustments [5]		0.18		0.61		0.03		0.52
Total operating costs		32.15		20.84		36.37		24.48
(thousands of barrels per day)	Bitumen	SCO	Bitumen	SCO	Bitumen	SCO	Bitumen	SCO
Syncrude production volumes [6]	351	316	392	348	333	283	357	302

[1] *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.*

[2] *Prior year information has been restated for comparative purposes to conform to a revised presentation of costs.*

[3] *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major upgrading equipment turnarounds and catalyst replacement, all of which are expensed as incurred.*

[4] *Natural gas prices averaged $7.86/GJ and $4.99/GJ in the third quarter of 2008 and 2007, respectively. For the first nine months of the year, natural gas costs averaged $8.13/GJ and $6.25/GJ in 2008 and 2007, respectively.*

[5] *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and the Trust reports based on sales volumes.*

[6] *Syncrude production volumes include the impact of processed purchased bitumen volumes.*

	Three Months Ended September 30		Nine Months Ended September 30	
($/bbl of SCO)	2008	2007	2008	2007
Production costs	25.64	17.12	28.72	19.48
Purchased energy	6.51	3.72	7.65	5.00
Total operating costs	32.15	20.84	36.37	24.48
(GJs/bbl of SCO)				
Purchased energy consumption	0.83	0.75	0.94	0.80

In the third quarter of 2008, operating costs were $345 million, averaging $32.15 per barrel, an increase of $106 million, or $11.31 per barrel, over the third quarter of 2007 operating costs of $239 million. Year-to-date operating costs were approximately $1.0 billion in 2008, averaging $36.37 per barrel, an increase of $301 million, or $11.89 per barrel over 2007. The change in costs for the reported periods is primarily due to the following:

- additional overburden material was moved during the first three quarters of 2008 versus 2007. Syncrude also increased its use of contracted equipment and operators to supplement its own material movement activities in 2008 in order to increase exposed mineable ore inventory and meet operational requirements;
- increased costs for contractors and wages for Syncrude staff on a quarterly and on a year-to-date basis as a result of inflationary pressures and contract settlements;
- higher energy costs reflecting higher natural gas prices and increased purchased energy consumption on per barrel basis due to operational inefficiencies during 2008;
- the purchase of incremental bitumen during the first half of 2008 to support production during times of internal bitumen supply shortfalls;
- inflationary pressure for materials and consumables;
- additional costs during the first quarter of 2008 associated with resuming shipments at Syncrude following the disruption of operations early in the year;
- turnaround costs were incurred in the third quarter of 2008 while there were no associated turnaround costs during the third quarter of 2007; and
- changes in the value of Syncrude's long term incentive plan in 2008 versus 2007. A portion of Syncrude's long-term incentive plans is based on the market return performance of several Syncrude owners' shares and units, the market performance of which was weaker in the third quarter of 2008 relative to the same period in 2007. There was no significant change in year-to-date costs for Syncrude's long term incentive plans in 2008 versus 2007.

Operating costs per barrel also have increased in 2008 as a result of reduced production volumes in 2008 versus 2007 on a quarterly and year-to-date basis. A significant portion of Syncrude's operating costs are fixed and as such, any change in production impacts per unit operating costs. While inflationary pressures are expected to persist, improvements in operational reliability should help to reduce the costs related to the operational inefficiencies experienced during 2008.

Non-Production Costs

Non-production costs totalled $21 million and $16 million in the third quarters of 2008 and 2007, respectively. Year-to-date non-production costs totalled $54 million for 2008 and $49 million for 2007. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs, pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures. Non-production costs can vary on a periodic basis depending on the number of projects underway and the status of the projects.

Crown Royalties

In the third quarter of 2008, Crown royalties increased to $231 million, or $21.50 per barrel, from $165 million, or $14.32 per barrel, in the comparable 2007 quarter. Year-to-date Crown royalties increased to $540 million, or $18.83 per barrel, in 2008 from $348 million, or $11.49 per barrel in 2007. The increase in royalties in 2008 on both a quarterly and a year-to-date basis was primarily due to significantly increased revenues partially offset by higher operating costs and higher capital expenditures.

In 2007, the Alberta government announced new Crown royalty terms, effective January 1, 2009. For oil sands projects, the new terms are based on a sliding scale royalty rate that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The minimum royalty rate is proposed to start at one per cent of revenue and increase for every dollar oil is priced above $55 C$-WTI per barrel, to nine per cent of revenue at $120 C$-WTI per barrel or higher. The net royalty rate will start at 25 per cent of net revenue and rise for every dollar of C$-WTI increase above $55 C$-WTI per barrel up to 40 per cent of net revenue at $120 C$-WTI per barrel or higher.

The Syncrude Joint Venture owners have a Crown royalty agreement with the Alberta government that codifies the current royalty terms of 25 per cent of net SCO revenues to December 31, 2015. The Crown royalty agreement also provides Syncrude with the option to convert to a bitumen-based royalty, consistent with the rest of the industry, prior to 2010. Canadian Oil Sands, as one of the Syncrude owners, is currently in discussions with the Alberta government regarding both the conversion to a bitumen-based royalty and an equitable solution to offset Syncrude's transition to the higher generic royalty rate prior to 2016. Canadian Oil Sands remains of the view that any transition to the new generic royalty terms must recognize our legal rights to the embedded value in Syncrude's contract with the Alberta government.

Interest Expense, Net

	Three Months Ended September 30		Nine Months Ended September 30	
	2008	2007	2008	2007
Interest expense on long-term debt	$ 18	$ 22	$ 56	$ 71
Interest income and other	(2)	(1)	(7)	(3)
Interest expense, net	$ 16	$ 21	$ 49	$ 68

The Trust's net interest expense in 2008 has decreased relative to the comparable periods in 2007 due to reduced average net debt outstanding.

Depreciation, Depletion and Accretion Expense

	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	2008	2007	2008	2007
Depreciation and depletion expense	$ 118	$ 98	$ 315	$ 252
Accretion expense	3	3	10	8
	$ 121	$ 101	$ 325	$ 260

The increase in depreciation and depletion ("D&D") expense in 2008 on a quarterly and on a year-to-date basis versus 2007 was due to a higher per barrel D&D rate. In 2008 the D&D rate per barrel of production increased to $11.07 from $8.31 in 2007 as a result of higher projected capital cost estimates for Syncrude in the Trust's December 31, 2007 independent reserves report.

Foreign Exchange Loss (Gain)

	Three Months Ended September 30		Nine Months Ended September 30	
($ millions)	2008	2007	2008	2007
Unrealized foreign exchange loss (gain)	$ 36	$ (59)	$ 62	$ (146)
Realized foreign exchange loss (gain)	(4)	17	(9)	34
Total foreign exchange loss (gain)	$ 32	$ (42)	$ 53	$ (112)

Unrealized foreign exchange ("FX") gains and losses are the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. The unrealized FX gains and losses reported in 2008 resulted from the change in the value of the Canadian dollar relative to the U.S. dollar to $0.94 US/Cdn at September 30, 2008 from $0.98 US/Cdn at June 30, 2008 and $1.01 US/Cdn at December 31, 2007. The unrealized FX gains in 2007 were due to the change in the value of the Canadian dollar relative to the U.S. dollar to $1.00 US/Cdn at September 30, 2007 from $0.94 US/Cdn at June 30, 2007 and $0.86 US/Cdn at December 31, 2006.

Future Income Tax and Other

In the third quarter of 2008, a $6 million future income tax expense was recorded on the increase of temporary differences versus a future income tax expense of $69 million in the third quarter of 2007. On a year-to-date basis, a future income tax recovery of $18 million was recorded in 2008 on the reduction of temporary differences compared with a future income tax expense of $697 million in 2007.

Prior to the substantive enactment of Bill C-52 in June 2007, the federal government's legislation to tax distributions from income trusts commencing in 2011, Canadian Oil Sands' future income taxes reflected only those temporary differences in the Trust's subsidiaries. On the substantive enactment of Bill C-52, Canadian Oil Sands recorded a one-time $701 million future income tax expense and a corresponding future income tax liability during the second quarter of 2007 related to the differences between the accounting and tax basis of the Trust's assets and liabilities.

In June 2008, Bill C-50, which contains legislation to adjust the deemed provincial component on the tax rate on distributions from income and royalty trusts expected to apply to Canadian Oil Sands commencing in 2011, passed third reading in the House of Commons. Under this legislation, we expect the provincial component of the tax applicable to Canadian Oil Sands will be reduced from 13 per cent to 10 per cent as substantially all of Canadian Oil Sands' activities are in Alberta. For accounting purposes the adjustment to the provincial component of the tax is not considered substantively enacted as the income tax regulations for the adjustment have not been finalized. If the proposal becomes enacted, we expect to record a future income tax recovery based on the temporary differences at that time.

On July 14, 2008, the Department of Finance released draft legislation for income and royalty trust conversions. The draft legislation, which was subject to public comment, is designed to permit income and royalty trusts to convert into public corporations without triggering adverse tax consequences to the income or royalty trust and its unitholders.

With the taxation of income trusts commencing January 1, 2011 Canadian Oil Sands has evaluated alternatives as to the best structure for its Unitholders in the future. Based on the current information and subject to the finalization of tax legislation, we will likely convert to a corporation. We plan, however, to retain the flow-through advantages of a trust structure until 2011 unless circumstances arise that favor a faster transition. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and virtually non-declining production profile provide a solid foundation to generate future cash from operating activities.

CHANGES IN ACCOUNTING POLICIES

In its audited consolidated financial statements for the year ended December 31, 2007 ("Audited 2007 Financial Statements"), Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 – Capital Disclosures. These standards were effective January 1, 2008, however, early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's Audited 2007 Financial Statements.

In June 2007, the CICA issued a new accounting standard Section 3031 Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- measurement of inventories at the lower of cost and net realizable value;
- consistent use of either first-in, first-out or a weighted average cost formula to measure cost; and
- reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard is effective for the Trust beginning January 1, 2008. Application of the new standard did not have an impact on the Trust's financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

In February 2008, the CICA issued a new accounting standard, Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in 2011. Canadian Oil Sands has commenced assessing the impact on our business of adopting IFRS in 2011 and is preparing for the transition accordingly.

UNITHOLDER DISTRIBUTIONS

($ millions)	Three Months Ended September 30 2008	Three Months Ended September 30 2007	Nine Months Ended September 30 2008	Nine Months Ended September 30 2007
Cash from operating activities	$ 921	$ 484	$ 1,775	$ 1,010
Net income	$ 604	$ 361	$ 1,399	$ 228
Unitholder distributions	$ 602	$ 192	$ 1,443	$ 527
Excess (shortfall) of cash from operating activities over Unitholder distributions	$ 319	$ 292	$ 332	$ 483
Excess (shortfall) of net income over Unitholder distributions	$ 2	$ 169	$ (44)	$ (299)

In the third quarter of 2008, cash from operating activities exceeded Unitholder distributions by $319 million. On a year-to-date basis, cash from operating activities in 2008 exceeded Unitholder distributions by $332 million. During 2008, cash from operating activities was sufficient to fund the Trust's distributions, capital expenditures, reclamation trust fund contributions and the majority of debt repayments.

Total distributions during 2008 exceeded net income on a year-to-date basis primarily as a result of DD&A, which is a non-cash item that does not affect the Trust's cash from operating activities or ability to pay distributions over the next several years.

The Trust uses debt and equity financing to the extent that cash from operating activities and existing cash balances are insufficient to fund distributions, capital expenditures, reclamation trust contributions, debt repayments, acquisitions and working capital changes from financing and investing activities.

On October 29, 2008 the Trust declared a quarterly distribution of $0.75 per Unit in respect of the fourth quarter of 2008 for a total distribution of $361 million. The distribution will be paid on November 28, 2008 to Unitholders of record on November 14, 2008. Quarterly distributions are approved by our Board of Directors after considering the current and expected economic conditions, ensuring financing capacity for Canadian Oil Sands' capital requirements, and with the objective of maintaining an investment grade credit rating.

In establishing the distribution amount for the current quarter the Trust has recognized both the significant decrease in crude oil prices and the turmoil in worldwide credit markets. The price of WTI crude oil has quickly declined from approximately US$120 per barrel when the last distribution was established to approximately US$60 to US$70 per barrel during October 2008. While the decrease in commodity prices

has been partially offset by a weakening Canadian dollar, if lower oil prices persist, cash from operating activities and our ability to fund distributions and capital expenditures will significantly decline. In addition, as a result of the ongoing credit market and banking turmoil, there is heightened financing risk around the ability of the Trust to prudently access the capital markets. The Trust has approximately $500 million of bonds maturing within the next ten months, and had planned on refinancing these debt instruments through credit facility draws and eventual refinancing in the capital markets. With the recent credit market turmoil, risk around accessing these markets in a cost-effective manner has risen. During this period of heightened financing risk, we believe that it is prudent to reduce the rate at which leverage levels rise to maintain liquidity and financial flexibility. As the financial markets calm and there is more certainty around the ability to access the markets in an efficient and cost-effective manner, we still plan on refinancing the 2009 debt maturities and increasing our net debt to about $1.6 billion by the end of 2010. At current market prices, the Trust continues to generate significant cash from operating activities and is currently undrawn on its $840 million of credit facilities. We are therefore well positioned to execute our financial and operating strategies.

The current distribution continues to reflect the Trust's financial plan of managing its capital structure in anticipation of trust taxation in 2011. The Trust has been distributing a fuller amount of its cash from operating activities, and still targets long-term net debt of about $1.6 billion by the end of 2010. We believe this net debt target reflects efficient capital management and will help conserve tax pools prior to trust taxation. The target is based on Syncrude's existing productive capacity and we will reconsider this target in light of Canadian Oil Sands future capital requirement plans and any growth opportunities.

In determining the Trust's distributions, Canadian Oil Sands also considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to $32 million and $30 million on a year-to-date basis in 2008 and 2007, respectively, and approximated the related expense for both pension and reclamation of $38 million and $32 million for each of the periods, respectively. While our share of Syncrude's annual pension funding has increased modestly as a result of the most recent actuarial valuation and our share of Syncrude's future reclamation costs also has increased, we currently do not anticipate any material increases in funding related to these items for the next year.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-total capitalization at an amount less than 55 per cent. With a current net debt-to-total capitalization of approximately 20 per cent, a significant increase in debt or decrease in equity would be required to restrict the Trust's financial flexibility.

Cash from operating activities and net income can fluctuate dramatically from period to period reflecting, among other things, variability in operational performance, WTI prices, SCO differentials to WTI and FX rates. The Trust strives to smooth out the effect of this variability on distributions by taking a longer-term view of our outlook for our operating and business environment, our net debt level relative to our target, and our capital expenditure and other commitments. In that regard, we may distribute more or less in a period than we generate in cash from operating activities or net income. Nonetheless, the highly variable nature of our cash from operating activities introduces risk in our ability to sustain or provide stability in distributions and any expectations regarding the stability or sustainability of distributions are unwarranted and should not be implied.

As the Trust executes its financial plan and crude oil prices remain volatile, investors should anticipate increased variability in distributions and understand that current distribution levels may not be sustainable once we have reached our net debt target. As distributions comprise a larger percentage of cash from operating activities, the distributions will necessarily be more reflective of business performance and crude oil prices. Further, the taxation of income trusts commencing January 1, 2011 likely will materially alter our cash from operating activities and consequently distribution levels.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	September 30 2008	December 31 2007
Long-term debt	$ 1,116	$ 1,218
Cash and cash equivalents	(278)	(268)
Net debt [1]	$ 838	$ 950
Unitholders' equity	$ 4,148	$ 4,172
Total capitalization [2]	$ 4,986	$ 5,122

[1] Non-GAAP measure
[2] Net debt plus Unitholders' equity

Net debt to total capitalization (%)	17	19

As at September 30, 2008 the Trust had $840 million of credit facilities available and unutilized. In addition, the Trust had $67 million in letters of credit issued against a separate line of credit.

During the second quarter of 2008, the Trust repaid $150 million of medium term notes that matured.

Canadian Oil Sands has set a long-term net debt target of approximately $1.6 billion by the end of 2010. The Trust's actual net debt will fluctuate, however, as factors such as actual crude oil prices, Syncrude's operational performance, distributions, and FX rates vary from our assumptions.

CAPITAL EXPENDITURES

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have declined and capital costs for 2008 and 2007 are primarily related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital. Sustaining capital expenditures may fluctuate considerably year-to-year due to the timing of equipment replacement and other factors. The productive capacity of Syncrude's operations was previously described in the "Review of Syncrude Operations" section of this MD&A.

In the third quarter of 2008, capital expenditures totalled $94 million, compared with expenditures of $45 million in the same quarter of 2007. The Syncrude Emissions Reduction ("SER") project accounted for $18 million and $17 million of the capital spent in the third quarters of 2008 and 2007, respectively. The remaining amounts in each quarter pertained to other sustaining capital activities including replacement trucks and infrastructure projects. Sustaining capital expenditures on a per barrel basis were approximately $8.69 and $3.95 in each of the third quarters of 2008 and 2007, respectively.

Year-to-date capital expenditures totalled $195 million in 2008 versus $128 million in 2007. The SER project accounted for $56 million and $51 million of the capital spent in 2008 and 2007, respectively, with the remaining expenditures relating to other sustaining capital activities. Sustaining capital expenditures on a per barrel basis were approximately $6.78 and $4.21 on a year-to-date basis in 2008 and 2007, respectively.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers to significantly reduce total sulphur dioxide and other emissions. After the completion of the SER project, stack emissions of sulphur compounds are anticipated to be about 60 per cent lower than current approved levels. In the third quarter of 2008, Syncrude completed its review of the SER project and revised its cost estimates for the project to $1.6 billion ($590 million net to the Trust) from $772 million ($284 million net to the Trust). The cost increase reflects a delay in the expected completion date and inflationary pressures. The Trust's share of the SER project expenditures incurred to date is approximately $163 million, with the remaining costs expected to be incurred over the next four years to coordinate with equipment turnaround schedules.

Sustaining capital expenditures, including the SER project, are estimated to average approximately $7 per barrel for 2008. Over the longer term, we expect sustaining capital expenditures to average approximately $6 per barrel excluding inflation; however, over the next few years we may incur an additional $5 to $10 per barrel annually for large environmental and infrastructure projects. These projects include the relocation of certain mining trains and tailings systems, which is required as mining operations

progress across the active leases. Tailings system projects also include initiatives to improve and supplement the effectiveness of systems used to separate water from sand and clay so that the water can be recycled back to the operation and solids can be incorporated into the final reclamation landscapes. Our per barrel estimates are based on estimated annual Syncrude production, which increases from 106 million barrels in 2008, or 39 million barrels net to the Trust, to 129 million barrels, or 47 million barrels net to the Trust, at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck, which is estimated to increase Syncrude's productive capacity by about 50,000 barrels per day. Following the debottleneck, the Stage 4 expansion was expected to grow Syncrude capacity by a further 100,000 barrels per day, post-2016. Syncrude is re-evaluating its plans to increase production well beyond the 500,000 barrels per day provided by the Stage 4 expansion. The objective is to develop an expansion plan that maintains an appropriate resource life based on an independent estimate of Syncrude's reserves and resources as of December 31, 2007. The scoping engineering work on the Stage 3 debottleneck and subsequent expansion stages has been approved by the joint venture owners and is being pursued. Spending will ramp up as the engineering work progresses. The timing of the expansions will depend on the engineering and construction execution plans. It is possible that the debottleneck will be delayed beyond our current 2012 projected startup as could other expansion timing. We plan to provide more information on timing over the next year or two as the scoping work progresses. No cost estimates have been provided for these projects nor have they been approved by the Syncrude owners as they are still in the early planning stages.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

The Trust's Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $18.7 billion with 482 million Units outstanding and a closing price of $38.76 per Unit on September 30, 2008.

Canadian Oil Sands Trust - Trading Activity	**Third Quarter 2008**	**September 2008**	**August 2008**	**July 2008**
Unit price				
High	$ 55.25	$ 50.12	$ 53.26	$ 55.25
Low	$ 36.20	$ 36.20	$ 45.21	$ 44.63
Close	$ 38.76	$ 38.76	$ 51.46	$ 51.44
Volume traded (millions)	108.8	51.0	26.1	31.7
Weighted average Trust units outstanding (millions)	481.5	481.5	481.5	481.5

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

With the exception of an additional $828 million ($304 million net to the Trust) expected to be incurred by Syncrude in respect of the SER project and the repayment of $150 million in maturing medium term notes during the second quarter of 2008, there have been no significant changes to the Trust's contractual obligations and commitments in 2008 from our 2007 year-end disclosure.

FINANCIAL RISK MANAGEMENT

The Trust did not have any financial derivatives outstanding at September 30, 2008.

Crude Oil Price Risk

Canadian Oil Sands did not have any crude oil price hedges in place for 2008 or 2007. As at September 30, 2008, the Trust remains unhedged on its crude oil price exposure and does not intend to introduce any crude oil hedge positions. Canadian Oil Sands may, however, hedge its crude oil production in the future depending on the business environment and growth opportunities.

Foreign Currency Hedging

As at September 30, 2008, we do not have any foreign currency hedges in place. At the present time, we do not intend to introduce any currency hedge positions. Canadian Oil Sands may, however, hedge foreign exchange rates in the future, depending on the business environment and growth opportunities.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. As at September 30, 2008, we did not have any debt outstanding bearing interest at floating market-based rates.

Liquidity Risk

Liquidity risk is the risk that Canadian Oil Sands will not be able to meet its financial obligations as they fall due. Canadian Oil Sands actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic hedging opportunities and compliance with debt covenants.

Within the next year, two tranches of Canadian Oil Sands' debt will mature. As well, Canadian Oil Sands has stated its intention to increase net debt to approximately $1.6 billion by the end of 2010. Canadian Oil Sands will therefore be subject to liquidity risk in the coming years in respect of these financing requirements. In addition, we are exposed to liquidity risk to the extent we have financing requirements

related to significant capital or operating commitments. Over the long-term, Canadian Oil Sands manages these risks by spreading out the maturities of its various debt tranches and maintaining a prudent capital structure.

During 2007 and 2008, the economic crisis has spread, resulting in a tightening of credit markets characterized by a decline in liquidity and higher borrowing costs. While Canadian Oil Sands continues to generate significant cash from operating activities and has $840 million of unutilized credit facilities to support liquidity, access to capital markets has become constrained and significantly more expensive. The Trust has approximately $500 million of debt maturities in the next ten months, and is considering the risk that the financial markets do not improve over this time frame as part of its financing plan. Should bank facilities or debt markets not be available to fund our mid-2009 debt maturities, further distribution reductions may be required in order to fund maturities out of cash from operating activities.

Credit Risk

Canadian Oil Sands is exposed to credit risk primarily through its trade accounts receivable balances with customers and with financial counterparties with whom the Trust has invested its cash and purchased term deposits from. At September 30, 2008, over 90 per cent of our accounts receivable balance was due from investment grade energy producers and refinery-based customers. At September 30, 2008, over 95 per cent of our cash and cash equivalents were invested in term deposits from a range of high-quality senior Canadian banks.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of August 15 2008, approximately 32 percent of our Units are held by non-Canadian residents with the remaining 68 per cent of Units being held by Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust regularly monitors its foreign ownership levels through declarations from Unitholders, and the next declarations will be requested as of November 14, 2008. The Trust posts its foreign ownership level on its web site at www.cos-trust.com under "Investor, Unit Information". The steps to manage foreign ownership levels are described in the Trust's AIF.

SUSTAINABLE DEVELOPMENT

Waterfowl Incident at Syncrude's Aurora Mine Tailings Pond

In April 2008, a flock of ducks landed and died on one of Syncrude's tailings ponds. Syncrude is cooperating with Alberta Environment in their investigation into why this occurred and on improvements to help prevent future occurrences.

Greenhouse Gas Emissions Reduction Requirements

In 2007, through the Specified Gas Emitters Regulation, Alberta became the first province in Canada to regulate greenhouse gases by establishing intensity targets for Large Final Emitters of carbon. Effectively, the regulation requires Syncrude, beginning in the second half of 2007, to reduce its per barrel emissions of greenhouse gases by 12 per cent from the average of its annual per barrel emissions between 2003 and 2005. If Syncrude is unable to meet this target directly, it must purchase offset credits or pay into a government fund dedicated to the development of emissions reduction technology.

For 2007, Syncrude met 90 per cent of its reduction target under the new regulation and offset the remainder through the payment of approximately $1 million to the Alberta government's technology fund. Syncrude's emissions calculation method and its data were externally verified.

For 2008, Syncrude is accruing approximately $0.10 per barrel for compliance with the Specified Gas Emitters Regulation, which is reflected in the Trust's operating costs. The cost estimate remains preliminary pending Syncrude's actual carbon dioxide ("CO_2") emission intensity level and clarification from the Alberta government regarding details of implementation. No cost estimates are available for future years.

On March 10, 2008 Canada's federal government provided further detail on its regulatory framework to reduce GHG and air pollutant emissions originally announced on April 26, 2007. The draft regulations are currently expected to be finalized in 2009 and take effect on January 1, 2010. The draft regulations for oil sands projects require existing projects to reduce emissions intensity by 18 per cent in 2010 from the 2006 level and two per cent thereafter. New oil sands facilities coming onstream over the period 2004 to 2011 also will be required to meet clean fuel standards and will be encouraged to implement mechanisms to capture CO_2 emissions. In addition to the reduction of existing GHG emissions, the capture and storage of CO_2 emissions ("CCS") will be a requirement for all oil sands projects coming onstream post 2012. The draft regulations are expected to impact both current Syncrude operations and its future expansion projects, however the full impact of the regulations cannot be quantified until they are finalized.

Syncrude continues to explore and implement measures to reduce energy intensity in its operations, which reduces both CO_2 emissions and operating costs. Syncrude also is exploring the viability of developing a large scale CO_2 capture, transportation and storage network through participation in the integrated CO_2 Network ("ICON").

Reclamation

In March 2008, the Alberta government certified a parcel of reclaimed land north of Fort McMurray. The 104 hectares, known as Gateway Hill, was submitted by Syncrude to the Alberta government in 2003 for certification. Alberta's Environmental Protection and Enhancement Act requires operators to conserve and reclaim specified land and obtain a reclamation certificate. These certificates are issued to operators when their site has been successfully reclaimed.

Syncrude is the first in the oil sands industry to receive certification for land that has been reclaimed. Syncrude has reclaimed more than 4,500 hectares, representing the largest share in the oil sands industry.

Tailings Management

Syncrude's reclamation efforts also include tailings systems management. Tailings systems are designed to separate water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations. Syncrude and most other oil sands producers use a method called consolidated tails technology; however, additional tailings management technologies may be required in order to meet the approved closure and reclamation plan. Syncrude is exploring methods to improve and supplement the effectiveness of its tailings systems.

On June 26, 2008, the Alberta Energy Resources Conservation Board ("ERCB") released a draft Directive on Tailings Criteria for public review and comment. This directive proposes to develop new industry-wide criteria to supplement existing regulations by requiring operators to:

- prepare an operations and abandonment plan for every consolidated tailings pond, which would be reviewed for the establishment of performance measures by the ERCB;
- operate and abandon each consolidated tailings pond in accordance with their applications or ERCB approvals;
- consume fine fluid tailings as proposed in their applications or as approved by the ERCB; and
- specify dates for pond construction, pond use, pond closure, and other milestones and file these dates with the ERCB through the course of 2009.

Syncrude is involved in both the review of the draft directive and submission of comments to the ERCB, as well as assessing the impact of the proposed directive on current and future operations. Until the

directive is finalized, the impact, if any, of the new regulations on Syncrude cannot be fully determined. The regulation as presently drafted, however, is likely to have an adverse impact on the costs for tailings management.

Syncrude is filing an amendment to its regulatory approval to modify the design of the existing Southwest Sand Storage ("SWSS") facility to permit interim storage of increased volumes of mature fine tailings. Changes to the design of the SWSS facility will be required to increase its fluid storage capacity. The change in design would not increase the footprint of the structure but rather elevate the fluid level within it. Pending regulatory approval, Syncrude intends to make use of this increase in capacity in 2009.

2008 OUTLOOK

(millions of Canadian dollars, except volume and per barrel amounts)	October 29, 2008	July 29, 2008
Syncrude production (MMbbls)	106	106
Canadian Oil Sands Sales (MMbbls)	38.9	38.9
Revenues, net of crude oil purchases and transportation	4,336	4,734
Operating costs	1,381	1,381
Operating costs per barrel	35.47	35.46
Crown royalties	646	742
Capital expenditures	284	294
Cash from operating activities	2,204	2,356
Business environment assumptions		
West Texas Intermediate (US$/bbl)	$ 102	$ 120
Premium (Discount) to average C$ WTI prices (C$/bbl)	$ 2.75	$ 1.50
Foreign exchange rate (US$/Cdn$)	$ 0.94	$ 1.00
AECO natural gas (Cdn$/GJ)	$ 8.00	$ 9.50

The Trust is maintaining its estimate for 2008 Syncrude production of 106 million barrels, which reflects: year-to-date results, Syncrude's remaining 2008 maintenance program, and an allowance for unplanned outages. The range for Syncrude production is estimated at 103 to 109 million barrels for 2008.

We have decreased the Trust's 2008 revenue outlook as a result of a lower estimated SCO sales price for the last quarter. The Trust has not assumed any further bitumen purchases in this current Outlook; however, Syncrude may purchase up to 10,000 barrels per day of additional bitumen during the remainder of 2008 to provide for flexibility in SCO production. The decrease in forecasted Crown royalties is due to the decrease in estimated revenues.

Based on current assumptions, our estimate of cash from operating activities has decreased to $2,204 million, or $4.58 per Unit. With the decrease in the distribution to $0.75 per Unit in the fourth quarter of 2008, we are estimating net debt levels of approximately $1.1 billion at the end of 2008.

Distributions paid in 2008 are expected to be 100 per cent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2009.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could impact the differential for SCO relative to crude benchmarks; however, these factors are difficult to predict.

2008 Outlook Sensitivity Analysis

Variable [1]	Annual [2] Sensitivity	Cash from Operating Activities Increase $ millions	Cash from Operating Activities Increase $/Trust unit
Syncrude operating costs decrease	C$1.00/bbl	29	0.06
Syncrude operating costs decrease	C$50 million	14	0.03
WTI crude oil price increase	US$1.00/bbl	25	0.05
Syncrude production increase	2 million bbls	31	0.06
Canadian dollar weakening	US$0.01/C$	22	0.04
AECO natural gas price decrease	C$0.50/GJ	14	0.03

[1] An opposite change in each of these variables will result in the opposite cash from operating activities impacts.

[2] Sensitivities assume a larger change in unrealized quarters to result in the annual impact.

Exemption under Rule 12g3-2(b)

SEC Mail Processing
Section

APR - 6 2009

Washington, DC
109

Form 52-109F2 – Certification of Interim Filings

I, Ryan M. Kubik, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Trust, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

5. I have caused the Trust to disclose in the interim MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: October 29, 2008

Signed "Ryan M. Kubik"
Ryan M. Kubik
Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of the Trust for the interim period ending September 30, 2008;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present, in all material respects, the financial condition, results of operations and cash flows of the Trust, as of the date and for the periods presented in the interim filings;

4. The Trust's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Trust, and we have:

   a. designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Trust, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   b. designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Trust's GAAP; and

5. I have caused the Trust to disclose in the interim MD&A any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting.

Date: October 29, 2008

Signed "Marcel R. Coutu"
Marcel R. Coutu
President and Chief Executive Officer

Canadian Oil Sands

NEWS RELEASE
For immediate release

Syncrude elects pre-existing bitumen royalty option and reaches agreement with Alberta government on new royalty terms

Calgary, AB., Nov. 18, 2008 (TSX – COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands", or the "Trust") today announced that the Syncrude joint venture owners have elected their pre-existing option to convert to a bitumen-based royalty. Effective January 1, 2009 and consistent with the rest of the oil sands industry, Syncrude will begin paying royalties based on bitumen product, less its associated operating and capital costs, rather than paying royalties calculated on fully upgraded synthetic crude oil. As part of this conversion, the Province of Alberta will recapture previous royalty deductible Upgrader Growth Capital ("UGC") expenses of about $5 billion related to the value associated with the expansion of the upgrading facility. This UGC is downstream of the bitumen production facilities and no longer associated with the royalty base. The royalty deductions previously received by Syncrude's owners on the UGC will be recaptured by the Alberta government over a 25-year period, effectively providing the Province of Alberta with an additional $1.25 billion plus interest in Crown royalties.

In addition to the parties reaching an agreement on the bitumen royalty methodology, the Syncrude joint venture owners and the Alberta government reached an agreement to establish new transition Crown royalty terms for the Syncrude project. Under such agreement, and until December 31, 2015, the Syncrude owners will continue to pay base Crown royalty rates (being the greater of 25 per cent of net bitumen-based revenues, or one per cent of gross bitumen-based revenues) plus an incremental royalty of up to $975 million. The incremental royalty is subject to certain minimum bitumen production thresholds and is to be paid in six annual payments, as per the schedule below:

2010	2011	2012	2013	2014	2015	Total
$75 million	$75 million	$100 million	$150 million	$225 million	$350 million	$975 million

This agreement is in lieu of the Syncrude owners converting to the proposed New Royalty Framework announced in October 2007 that is to be effective January 1, 2009. Post January 1, 2016, the rates under the New Royalty Framework will apply to the Syncrude project.

The new royalty terms provide the Syncrude owners with fiscal certainty until January 1, 2016 on matters including:

- bitumen valuation methodology;
- no new incremental royalties to the Alberta government;
- no royalty in-kind through 2012, and subsequently only to the extent that it applies to the rest of the oil sands industry;
- upgrading of royalty in-kind barrels through 2015 only on terms commercially acceptable to the Syncrude owners, and the ability to substitute bitumen from alternative sources; and
- confirmation that Syncrude's current leases are all considered as a single mining project for royalty purposes.

"Syncrude's owners and the Alberta government have mutually agreed to new royalty terms that still respect the fundamental principles of Syncrude's current Crown agreement with the government," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer. "These agreements provide greater certainty for both Alberta and Syncrude. For Albertans, we believe that the payment of additional royalties that do not fluctuate with the price of crude oil provides enhanced revenue security, particularly during this time of unprecedented market volatility. For the Syncrude project, the joint venture owners can proceed with increased confidence in its operations and expansions now that the royalty terms are clear and stable, and that the calculations will be on a commercially-based bitumen value."

The 2007 reserve report disclosed in Canadian Oil Sands' annual information form (the "AIF") dated March 15, 2008 assumed royalties would be paid on synthetic crude oil and that the original Crown agreement would be in place until December 31, 2015. Using the same forecast prices and cost assumptions and bitumen valued at 50 per cent of the light, sweet crude oil price at Edmonton, total proved plus probable after-tax future net revenues increase by approximately 12 per cent on an undiscounted basis and approximately 13 per cent on a 10 per cent discounted basis from that disclosed in the AIF. For further information, please see page 48 of the AIF. The preceding estimates of future net revenues and the impact of the royalty changes have a significant level of uncertainty. In addition to the assumptions regarding the bitumen valuation methodology, these reserve estimates make several additional assumptions, including, but not limited to, the extraction recovery and bitumen yield achieved and the proportion of total capital and operating costs related to bitumen production. As a result, actual results may be different than the estimates provided, and these differences may be material.

Copies of the royalty agreements and the AIF can be found at www.sedar.com.

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 481.5 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected benefits to be realized from these agreements with the Alberta government and the certainty that such agreements provide to the Syncrude owners. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: the risks associated with any contract, and in particular, those that are with sovereign bodies and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

SYNCRUDE BITUMEN ROYALTY OPTION AGREEMENT

THIS AGREEMENT is made November 18, 2008

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF ALBERTA, as represented by the Minister of Energy, (the "**Crown**")

- and -

CANADIAN OIL SANDS LIMITED, a body corporate incorporated under the laws of Alberta ("**COS**")

- and -

CONOCOPHILLIPS OILSANDS PARTNERSHIP II, a partnership, by its managing partner, ConocoPhillips Canada Pipelines Limited ("**ConocoPhillips**")

- and -

IMPERIAL OIL RESOURCES, a limited partnership, by its managing partner, Imperial Oil Resources Limited ("**IMO**")

- and -

MOCAL ENERGY LIMITED, a body corporate incorporated under the laws of Alberta ("**Mocal**")

- and -

MURPHY OIL COMPANY LTD., a body corporate incorporated under the laws of Canada ("**Murphy**")

- and -

NEXEN OIL SANDS PARTNERSHIP, a partnership, by its managing partner, Nexen Inc. ("**Nexen**")

- and -

PETRO-CANADA OIL AND GAS, a partnership, by its principal partner, Petro-Canada ("**Petro-Canada**")

(COS, ConocoPhillips, IMO, Mocal, Murphy, Nexen and Petro-Canada, collectively referred to herein as the "**Lessees**" and individually as a "**Lessee**")

(The Crown and the Lessees are collectively referred to herein as the "**Parties**" and, individually, each as a "**Party**")

RECITALS:

A. The Crown, Her Majesty the Queen in Right of the Province of Alberta as Lessee, Her Majesty the Queen in Right of Canada, Ontario Energy Corporation, Imperial Oil Limited, Canada-Cities Service Ltd., and Gulf Oil Canada Limited entered into an agreement titled "Alberta Crown Agreement" dated as of February 4, 1975 (the "**Crown Agreement**") to create the Alberta Joint Venture in respect of the Syncrude Project and to establish the amounts to be received by the Crown in respect of the Leases.

B. The Crown Agreement, which remains in effect, has been amended by amendments dated January 1, 1983, January 1, 1986, November 25, 1987, August 1, 1991, November 29, 1995, January 1, 1997 and January 1, 2001 and is further amended and supplemented by this Agreement and by a royalty amending agreement (the "**Syncrude Royalty Amending Agreement**") entered into concurrently with this Agreement.

C. References below to the "Crown Agreement" are understood to mean the Crown Agreement, as amended, unless inconsistent with the context.

D. The Crown Agreement is a contract contemplated by section 9(a) of the *Mines and Minerals Act* (Alberta), as amended (the "**Act**").

E. The Parties to this Agreement are the original parties to the Crown Agreement or are the successors or assigns of those original parties.

F. With the exception of the Crown, the Parties to this Agreement are the "Lessees" under the Crown Agreement and are the holders of 100% of the Participating Interests in the Syncrude Project in the following percentages:

Canadian Oil Sands Limited	36.74%
ConocoPhillips Oil Sands Partnership II	9.03%
Imperial Oil Resources	25.00%
Mocal Energy Limited	5.00%
Murphy Oil Company Ltd.	5.00%
Nexen Oil Sands Partnership	7.23%
Petro-Canada Oil and Gas	12.00%
TOTAL	**100.00%**

G. The Lessees wish to exercise the bitumen royalty option granted to the Lessees by Clause 1203 of the Crown Agreement (the "**Option**"), and the Parties wish to set forth their

agreement as to the terms of the recapture referred to in Clause 1202 of the Crown Agreement including, but not limited to the agreed amount of upgrader growth capital and the agreed upon amortization methodology to be used to recapture the remaining value of costs upon the exercise by the Lessees of the Option.

H. The Minister of Energy, on behalf of the Crown and with the authorization of the Lieutenant Governor in Council, has entered into this Agreement in respect of matters necessarily incidental to the determination of the royalty reserved to the Crown based on crude bitumen recovered from the Syncrude Project upon the exercise of the Option and, as such, this Agreement is a contract as contemplated by section 9(a) of the Act.

I. Contemporaneously with the signing of this Agreement and the Syncrude Royalty Amending Agreement, the Minister will issue by Ministerial Order a Project Description for the Syncrude Project.

THEREFORE, the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Terms from Crown Agreement

Other than as provided for herein, the following terms, where capitalized in this Agreement, shall have the meanings ascribed to them in the Crown Agreement, which agreement will prevail in the case of any ambiguity or inconsistency as to the meaning of those terms to the extent required to resolve such ambiguity or inconsistency:

(a) "Ownership and Management Agreement";

(b) "Participating Interest";

(c) "Syncrude"; and

(d) "Syncrude Project".

1.2 Defined Terms

In this Agreement, unless there is something in the subject matter or content inconsistent therewith, the following words and terms shall have the following meanings:

"**Act**" has the meaning given in Recital D;

"**Agreement**" means this agreement, including all schedules and all amendments or restatements as permitted, and references to "Articles" or "Section" means the specified Article or Section of this Agreement;

"**Annual Recognition Amount**" means the amount calculated in accordance with Section 4.2, which amount, as adjusted, is deducted from the allowed costs of the Syncrude Project;

"**ARA Adjustment**" has the meaning given in Section 4.2(d);

"**CFARA**" has the meaning given in Section 4.2(e);

"**Crown Agreement**" has the meaning given in Recital C;

"**Generic Royalty Regime**" means the provisions of the Act and the *Oil Sands Royalty Regulation, 1997* A.R. 185/97, as amended from time to time, that relate to the royalty on oil sands products reserved and payable to the Crown under the Act, and includes any successor regulation or regulations;

"**LTBR**" for a given year means the simple average of the monthly long-term bond rates for the 12 months of that year, each monthly rate being the simple average of the Selected Government of Canada long-term benchmark yields, published as a percentage and for the purposes of this Agreement expressed in a decimal format, specified for the Wednesdays of the preceding month in the *Weekly Financial Statistics* next published by the Bank of Canada after the last of those Wednesdays of that preceding month, in accordance with Section 90(6) of the Act. If the Bank of Canada ceases to publish such benchmark yields or if the Bank of Canada ceases to exist, the LTBR for the purposes of this Agreement will be the most nearly comparable long-term yield rate as may be substituted by the Bank of Canada or its successor institution in the future. If for any given year the LTBR is equal to zero, then, for the purposes of this Agreement, the LTBR will be taken to 0.0010%;

"**Option**" has the meaning given in Recital G;

"**Option Effective Date**" is January 1, 2009 and has the meaning given in Section 2.1;

"**Project Description**" means the Project description of the Syncrude Project as set out in a Ministerial Order issued on the date of this Agreement under the Generic Royalty Regime, and includes any amendments that may be made from time to time in accordance with the Generic Royalty Regime and the provisions of the Syncrude Royalty Amending Agreement;

"**Recognition Period**" means the 25-year period commencing on the Option Effective Date, being January 1, 2009, and expiring on December 31, 2033;

"**Recognition Year**" means a calendar year during the Recognition Period;

"**Remaining UGC**" has the meaning given by Section 3.1;

"**Royalty Rate**" means, for the purposes of this Agreement only, the royalty, expressed as a percentage, payable to the Crown on crude bitumen obtained from oil sands recovered from agreements issued under the Act in respect of the Syncrude Project, which for greater certainty, includes the "Leases" as identified in the Syncrude Royalty Amending Agreement, provided that where the royalty is a minimum royalty under certain circumstances (for example, as the minimum royalty of 1% of gross revenues as contemplated under the Crown Agreement), the "Royalty Rate" shall refer only to the

percentage royalty based on net revenues as provided in Clause 407(a)(ii) of the Crown Agreement);

"**Suncor**" means Suncor Energy Inc. or any other owner or owners from time to time of the Suncor Project;

"**Suncor BRO Agreement**" means the "Alberta Suncor (O.S.G.) Crown Agreement: Third Amendment and Bitumen Royalty Option Agreement" dated as of September 22, 2005 between the Crown and Suncor Energy Inc., authorized by Order in Council O.C. 433/205, as subsequently amended pursuant to Amendment Letter No. 1 dated September 22, 2005 and Amendment Letter No. 2 dated March 15, 2006;

"**Suncor Project**" means the oil sands Project to which the Suncor BRO Agreement applies, being the Project referred to in Project Approval Order OSR047; and

"**Syncrude Royalty Amending Agreement**" has the meaning given in Recital B.

1.3 Schedules

The following Schedules are an integral part of this Agreement:

Schedule "A" Remaining Value of Upgrader Growth Capital as of January 1, 2009

Schedule "B" Example Calculations

1.4 Crown Agreement

The Parties acknowledge that this Agreement supplements and amends the Crown Agreement in respect of matters necessarily incidental to the determination of the royalty reserved to the Crown based on crude bitumen recovered from the Syncrude Project upon exercise of this Option and, as such, this Agreement is a contract as contemplated by section 9(a) of the Act and shall be considered part of the Crown Agreement.

1.5 Entire Agreement and Priority of Interpretation

This Agreement, the Crown Agreement and the documents required to be delivered pursuant to this Agreement and the Crown Agreement constitute the entire agreement between the Parties and set out all of the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and the Crown Agreement, and any document required to be delivered pursuant to this Agreement and the Crown Agreement.

In the event of a conflict among the provisions of the Crown Agreement, the Syncrude Royalty Amending Agreement and this Agreement, the following order of supremacy shall prevail:

(a) the Syncrude Royalty Amending Agreement; then

(b) this Agreement; and then

(c) the Crown Agreement.

1.6 Headings

Headings of Articles and Sections are inserted for convenience of reference only and do not affect the construction or interpretation of this Agreement.

1.7 Number and Gender

Unless the context otherwise requires, words importing the singular include the plural and *vice versa* and words importing gender include all genders.

1.8 Currency

Unless otherwise specified, all references to money amounts are to the lawful currency of Canada.

1.9 Rounding

All money amounts calculated or used for the purposes of this Agreement will be rounded to the nearest dollar. All rates, including LTBR, used for the purposes of this Agreement will be rounded to two decimal places when such a rate is expressed as a percentage and four decimal places when expressed as a decimal function. For example, 6.2789% will be rounded to 6.28% or 0.0628.

1.10 Conditional on New Royalty Framework

This Agreement is in every respect conditional on enactment with effect January 1, 2009 of new royalty rates for oil sands royalty projects substantively as announced on October 25, 2007 in the Crown's "New Royalty Framework"; and if such new royalty rates have not by December 31, 2009 been enacted with effect January 1, 2009, then this Agreement shall be void *ab initio*.

ARTICLE 2
EXERCISE OF OPTION

2.1 Exercise by Lessees

The Crown and the Lessees unconditionally and irrevocably acknowledge and agree that the Lessees have validly exercised the Option effective January 1, 2009 (the "**Option Effective Date**") such that the royalty applicable to the Syncrude Project will be based on bitumen produced from the Leases in accordance with the terms and conditions of this Agreement and the Syncrude Royalty Amending Agreement.

2.2 Project Description

The Parties acknowledge and agree that the Project Description fully and with finality addresses the amendment contemplated by Clause 1203 of the Crown Agreement, and the Parties agree that no further amendments to the Project Description may be made pursuant to Clause 1203.

2.3 Lessee Obligations

The rights and benefits and the liabilities and obligations of each Lessee under this Agreement are separate and distinct, in accordance with and limited to each Lessee's Participating Interest in the Syncrude Project as determined by the Ownership and Management Agreement, and are not under any circumstances joint or joint and several.

ARTICLE 3
UPGRADER GROWTH CAPITAL AND REMAINING VALUE

3.1 Remaining Value as at Option Effective Date

The value of the costs related to the upgrader growth capital at any given time during the Recognition Period is called the "**Remaining UGC**". The Parties agree pursuant to Clause 1202 of the Crown Agreement that the opening balance of the Remaining UGC as at the Option Effective Date is $4,964,542,202. For convenient reference only, and without derogating in any way from the finality of the agreed upon amount, the Parties acknowledge that the Remaining UGC was derived as set out in Schedule "A" to this Agreement.

ARTICLE 4
RECOGNITION METHODOLOGY

4.1 Additional Royalty

As contemplated by Clause 1202 of the Crown Agreement, the Parties by this Agreement agree to recognize the foregone royalties in respect of the Remaining UGC as at the Option Effective Date by means of an annual amount (the "**Annual Recognition Amount**") to be deducted against allowed costs of the Syncrude Project, as more particularly described in Section 4.2. The Parties further agree that this Agreement establishes the agreement between the Parties with respect to the amortization and recapture methodology upon which the Option is being exercised by the Lessees. It is understood that this Agreement is the final agreement between the Parties as to the recapture by the Crown of the Remaining UGC in accordance with the amortization methodology set forth in this Agreement and, as such, the Crown shall not provide for any further recapture in respect of the exercise of the Option by the Lessees by way of regulation under the Act (or any legislation superseding it) or otherwise.

4.2 Annual Recognition Amount

(a) The Annual Recognition Amount for a particular Recognition Year, expressed in dollars, is calculated as follows:

$$ARA_T = CAP_T * LTBR_T * \left(1 - \left(\frac{1}{(1 + LTBR_T)^{(2034-T)}}\right)\right)^{-1}$$

where:

ARA_T is the Annual Recognition Amount in year T;

CAP_{2009} is the Remaining UGC as at the Option Effective Date (January 1, 2009) as set out in Section 3.1, where T = 2009;

CAP_T is the Remaining UGC opening balance in year T, where T > 2009, as determined in paragraph (b) below;

$LTBR_T$ is the variable LTBR in year T; and

T is the current year.

(b) The Remaining UGC will be adjusted in each year following 2009 as follows:

$$CAP_T = CAP_{T-1} - PR_{T-1}$$

where:

T > 2009;

CAP_{T-1} is the Remaining UGC opening balance in year T-1,

PR_{T-1} is the Remaining UGC reduction in year T-1; and

$PR_{T-1} = ARA_{T-1} - (LTBR_{T-1} * CAP_{T-1})$, where T > 2009.

(c) If at any time, and from time to time, the Lessees become subject to a Royalty Rate different than 25% (which for purposes of this section shall be expressed as 0.25), the Annual Recognition Amount for that year resulting in an ARA Adjustment shall be adjusted for purposes of Section 4.1 only by multiplying such Annual Recognition Amount by the ARA Adjustment, as set forth in the formula in paragraph (d) below.

(d) "**ARA Adjustment**" is equal to:

$$\frac{1}{\{1 + [(\text{New Royalty Rate} - 0.25) / 0.25]\}}$$

where:

"**New Royalty Rate**" is equal to the Royalty Rate in effect for the year expressed as a decimal.

(e) If, in any Recognition Year, the royalty payable by the Lessees prior to the application of Section 4.1 is not a net revenue royalty but a minimum or gross revenue royalty, then the Annual Recognition Amount for that year will not be deducted from allowed costs pursuant to Section 4.1 but will be carried forward to the following year or until such time as the Lessees become subject to a net

revenue royalty, at which time the carry forward Annual Recognition Amount ("**CFARA**") will be deducted from allowed costs. The CFARA will bear interest at the then current LTBR until it is used to reduce allowed costs.

For a minimum royalty period, the CFARA for the period ($CFARA_T$) will be calculated as follows:

$CFARA_T = (CFARA_{T-1} + ARA_T - ARAA_T) * (1 + LTBR_T)$

where:

$CFARA_{T-1}$ is the CFARA in year T-1 and $CFARA_{2008} = 0$

ARA_T is the Annual Recognition Amount in year T

$ARAA_T$ is the Annual Recognition Amount Applied against allowed costs in year T

$LTBR_T$ is the Long Term Bond Rate in year T

If $CFARA_{T-1} = 0$, then the $LTBR_T$ in the above calculation is replaced by $(0.5 * LTBR_T)$.

In the year that the CFARA is used to reduce allowed costs, it will be adjusted by multiplying by the ARA Adjustment if the Annual Recognition Amount for that year requires adjustment pursuant to Section 4.2(c). For clarity, the CFARA will not affect the Annual Recognition Amount calculation or the opening and closing balances of the Remaining UGC pursuant to Section 4.2(a).

The deduction from allowed costs in the year that the CFARA is used to reduce allowed costs will be calculated as follows:

$ARA_T + CFARA_{T-1}$

where:

ARA_T is the Annual Recognition Amount in year T; and

$CFARA_{T-1}$ is the carry forward Annual Recognition Amount in year T-1;

both as adjusted if required pursuant to Section 4.2(d).

Once fully used to reduce allowed costs, the CFARA becomes zero.

(f) For certainty:

(i) for purposes of calculating estimated royalty payable in advance of actual royalty being calculated, as may be required by the Generic Royalty Regime, the Lessees shall use the prior year's LTBR to calculate the preliminary Annual Recognition Amount;

(ii) the last year for the deduction of the Annual Recognition Amount for the purposes of calculating royalty payable from the Syncrude Project will be for the year 2033. Allowed costs of the Syncrude Project are net of the Annual Recognition Amount for the purposes of the Generic Royalty Regime for each year of the Recognition Period, except when in minimum or gross revenue royalty as per Section 4.2(e);

(iii) the Parties mutually understand and intend that the effect of the Annual Recognition Amount, in relation to royalties payable by the Syncrude Project under the Crown Agreement and after January 1, 2016 under the Generic Royalty Regime, could carry forward beyond the Recognition Period if, by reason of the Lessees being in a minimum royalty position during any part of the Recognition Period, the aggregate reduction in allowed costs generated by the Annual Recognition Amounts during the Recognition Period has not been fully reflected in net royalty payable by the Lessees during the Recognition Period;

(iv) to assist the Parties in the interpretation and application of the provisions of this Agreement, a sample calculation of the Annual Recognition Amount is set forth in Schedule "B"; and

(v) the Parties mutually intend and agree that the additional royalties arising from the Annual Recognition Amount in any year shall be taken into account in calculating monthly royalty instalments under the Generic Royalty Regime pursuant to good faith estimates.

4.3 Intent

The Parties recognize that the Annual Recognition Amount, as adjusted, shall be treated for all intents and purposes as a deduction from allowed costs that thereby generates a payment of additional royalty.

4.4 Resources

The Lessees acknowledge that they have represented to the Crown that they do not expect, based on their respective internal or third party estimates and on current good faith production estimates for the Syncrude Project, that the resources from the Syncrude Project will be exhausted prior to 2034; but the Crown acknowledges that the Lessees represent only what their current expectation is, and do not by this representation provide any warranty or make any promise or assume any duty of care in regard to the accuracy of their current expectation or the actual extent or duration of such resources.

4.5 Reversion to Royalty Based on SCO

In the event that, effective prior to the end of the Recognition Period, the Generic Royalty Regime is changed (in this Section 4.5, an "**SCO Reversion**") so that royalty on the Syncrude Project is no longer based on bitumen but rather is based on synthetic crude oil or on a price that is effectively synthetic crude oil, then:

(a) the Crown will consult with the Lessees in relation to the SCO Reversion;

(b) no further Annual Recognition Amount shall be applied in respect of the year in which the SCO Reversion takes effect or in respect of any subsequent year;

(c) any remaining undepreciated upgrader capital that was incurred by the Lessees after December 31, 2008 and prior to the introduction and application of the SCO Reversion will be appropriately recognized, using appropriate industry practices for depreciation , in calculating royalties payable under the SCO Reversion; and

(d) the Crown agrees to provide to the Lessees a credit, to be applied against royalties of any kind next becoming payable in respect of the Syncrude Project until the credit is fully utilized, calculated as follows:

(i) if the SCO Reversion takes effect prior to 2016, the credit shall be the lesser of $975 million and the total amount of additional royalty that becomes payable by the Lessees under the Syncrude Royalty Amending Agreement;

(ii) if the SCO Reversion takes effect after 2015 but before 2023, the credit shall be $725 million;

(iii) if the SCO Reversion takes effect after 2022 but before 2029, the credit shall be $475 million; and

(iv) if the SCO Reversion takes effect after 2028, the credit shall be $225 million.

ARTICLE 5
GENERAL PROVISIONS

5.1 Severability

If any provision of this Agreement is held to be void, illegal, invalid or unenforceable, then to the extent of such voidability, illegality, invalidity or unenforceability, such provision shall be rendered ineffective and separate and severable from the balance of this Agreement, and such provision shall not invalidate, affect or impair the remaining provisions of this Agreement, so long as the economic and legal substance of the subject matter of this Agreement is not affected thereby in any manner materially adverse to either the Crown or the Lessees.

5.2 Lessees Not to be Treated Less Favourably

If the Crown, at any time and for any period prior to 2016, enters into any agreement to amend or supplement the Suncor BRO Agreement or any ancillary documents relating thereto, with terms and conditions that, in the Minister's reasonable opinion, are more favourable, taken as a whole, than the terms and conditions applicable to the Syncrude Project pursuant to this Agreement, then the Lessees shall be entitled to and the Crown will offer to amend this Agreement to provide comparable terms such that the Lessees are not treated less favourably than Suncor in respect of the Suncor Project in respect of any period prior to 2016; provided that no agreement negotiated and entered into in good faith by the Crown with Suncor as a result of the Crown entering into

this Agreement that is limited in its intent (viewed objectively, having regard to the substantive material effects of the amending or supplementing agreement with Suncor) to the purpose of complying with Section 6 of the Suncor BRO Agreement shall trigger any rights on the part of the Lessees under this section.

5.3 Notices

Any notice, consent, approval or other communication under any provision of this Agreement must be in writing to be effective, and is effective when delivered by any means, including fax transmission or e-mail, to the following respective addresses:

(a) In the case of the Crown:

Department of Energy
10th Flr, Petroleum Plaza North Tower
9945 – 108 St.
Edmonton, Alberta, T5K 2G6

Attention: Deputy Minister of Energy
Facsimile: (780) 644-3103
E-mail: peter.watson@gov.ab.ca

(b) In the case of Canadian Oil Sands Limited:

Canadian Oil Sands Limited
2500 First Canadian Centre
350 – 7th Avenue S.W.
Calgary, Alberta, T2P 3N9

Attention: General Counsel & Corporate Secretary
Facsimile: (403) 218-6227
E-mail: trudy_curran@cos-trust.com

(c) In the case of ConocoPhillips Oilsands Partnership II:

ConocoPhillips Canada Pipelines Limited.
1600, 401 – 9th Avenue S.W.
Calgary, AB, T2P 2H7

Attention: Corporate Secretary
Facsimile: (403) 233-5505
E-Mail: alan.p.scott@conocophillips.com

(d) In the case of Imperial Oil Resources:

Imperial Oil Resources
P.O. Box 2480, Station M
237 - 4 Avenue
Calgary, Alberta
T2P 0H6

Attention: Vice-President, General Counsel & Corporate Secretary
Facsimile: (403) 237-2490
E-Mail: brian.w.livingston@esso.ca

(e) In the case of Mocal Energy Limited:

Mocal Energy Limited
c/o Japan Canada Oil Co., Ltd.
1-3-12 Nishi Shimbashi
Minato-Ku
Tokyo 105-0003, Japan

Attention: General Manager, Project Coordination and Business Development
Facsimile: 81-3-3501-2692
E-Mail: ryunosuke.onogi@noex.eneos.co.jp

(f) In the case of Murphy Oil Company Ltd.:

Murphy Oil Company Ltd.
#1700, 555 - 4 Avenue S.W.
Calgary, Alberta
T2P 3E7

Attention: Vice President, Joint Ventures and Business Development
Facsimile: (403) 294-8851
Email: cal_buchanan@murphyoilcorp.com

(g) In the case of Nexen Oil Sands Partnership

Nexen Oil Sands Partnership
2900, 801 – 7th Avenue S.W.
Calgary, Alberta
T2P 3P7

Attention: VP,General Counsel & Secretary
Facsimile: (403) 699-5743
Email: eric_miller@nexeninc.com

(h) In the case of Petro-Canada Oil and Gas:

Petro-Canada
P.O. Box 2844, Station M
150 - 6 Avenue S.W.
Calgary, Alberta
T2P 3E3

Attention: Senior Vice-President, Oil Sands
Facsimile: (403) 296-5454
Email: ncamarta@petro-canada.ca

and a copy of every such notice will be sent to the operator at:

Syncrude Canada Ltd.
Law Department
P.O. Box 2480, Station M
237 Fourth Avenue S.W.
Calgary, Alberta
T2P 3M9

Attention: General Counsel & Corporate Secretary
Facsimile: (403) 237-2037
Email: ray.b.hansen@esso.ca

5.4 Applicable Law

This Agreement shall be governed by and be construed and interpreted in accordance with the laws in force in the Province of Alberta and the federal laws of Canada applicable therein; and any Court proceedings arising in respect of this Agreement shall be brought exclusively in Alberta Courts, and each Party accepts the jurisdiction of Alberta Courts.

5.5 Amendment and Waiver

No amendment of this Agreement is effective unless made in writing and signed by duly authorized representatives of the Parties; provided that corrections of errors contained in this Agreement that are not material or substantive may be made by means of exchange of correspondence between the Crown and an authorized representative of the Lessees. No waiver of any provision of this Agreement is effective unless made in writing, and any such waiver has effect only in respect of the particular provision or circumstance stated in the waiver. No representation by either of the Parties with respect to the performance of any obligation under this Agreement is capable of giving rise to an estoppel unless the representation is made in writing.

5.6 Survival

Notwithstanding Section 2.35 of Amendment No. 6 to the Crown Agreement dated January 1, 1997, the Crown Agreement as amended by this Agreement shall not terminate on December 31, 2015 with respect to rights and obligations under this Agreement, and all such rights and

obligations shall continue to be in effect and to have application after that date for the respective duration of those rights and obligations in accordance with this Agreement.

5.7 Additional Assurances

The Parties each agree to from time to time do all such acts and provide such further assurances and instruments as may reasonably be required in order to carry out the provisions of this Agreement according to their spirit and intent; but this Section shall not in any event be construed as obligating the Crown to amend or enact any statute or regulation.

5.8 Counterparts

This Agreement may be executed in counterparts, in which case (a) the counterparts together shall constitute one agreement, and (b) communication of execution by fax transmission or by e-mailed PDF shall constitute delivery.

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, by their respective duly authorized officers, as of the date first written above.

HER MAJESTY THE QUEEN IN RIGHT OF ALBERTA, as represented by the Minister of Energy

[*Signed*]

CANADIAN OIL SANDS LIMITED

[*Signed*]

CONOCOPHILLIPS OIL SANDS PARTNERSHIP II, a partnership, by its managing partner, ConocoPhillips Canada Pipelines Limited

[*Signed*]

IMPERIAL OIL RESOURCES, a limited
partnership, by its managing partner,
Imperial Oil Resources Limited

[*Signed*]

MOCAL ENERGY LIMITED

[*Signed*]

MURPHY OIL COMPANY LTD.

[*Signed*]

NEXEN OIL SANDS PARTNERSHIP,
a partnership, by its managing partner,
Nexen Inc.

[*Signed*]

PETRO-CANADA OIL AND GAS, a
partnership, by its principal partner,
Petro-Canada

[*Signed*]

SCHEDULE "A"

TO THE SYNCRUDE BITUMEN ROYALTY AGREEMENT MADE NOVEMBER 18, 2008

REMAINING VALUE OF UPGRADER GROWTH CAPITAL AS OF JANUARY 1, 2009

Project Description	AFE Reference	As Spent $	Remaining Value $ January 1, 2009
Upgrader Growth Component of Major Projects			
DB1 project	N85000	59,864,299	38,189,294
DB2 project	J97250	205,575,306	159,498,083
UE-1 project	J00010	5,189,030,241	4,723,548,405
		5,454,469,846	4,921,235,781
Components of small projects agreed to be Upgrader Growth			
Completion of UE-1 Related Work	J06234	7,005,290	6,642,947
Additional Process Operator Workstations	J06236	283,178	268,531
UE -1 Related Completions (2007)	J07222	1,859,367	1,763,193
Sulphur Loading Rack Capacity Increase	J06223	226,936	215,198
Plant 7 Separator - SSP Solids Reduction	J99209	2,096,303	1,554,156
06 - UE 1 Trailers	J06530	1,450,285	1,375,270
Surplus sales and credits in UE-1 AFE related to trailers	J00010	1,600,095	1,517,331
Syncrude Main Access Road Enhancement	J02572	270,675	210,006
Pit 37-1 HVGO Piping Upgrade	J02222	18,580,461	15,056,580
Pit 15-1/2 Advanced Controllers	J01294	2,221,465	1,800,152
Engineering offices - attribute portion to UGC	J06577	304,512	288,762
NT Servers - attribute portion to UGC	J97054	5,000	3,190
Electrical Distribution Infrastructure (Phase 1)	J01621	10,714,507	9,421,377
Nitrogen Plant Purchase - UE-1 Backup Facility	J06628	3,363,712	3,189,727
		49,981,786	43,306,420
Total		5,504,451,631	4,964,542,202

SCHEDULE "B"

TO THE SYNCRUDE BITUMEN ROYALTY OPTION AGREEMENT MADE NOVEMBER 18, 2008

(See attached)

SCHEDULE "B" to the SYNCRUDE BITUMEN ROYALTY OPTION AGREEMENT
EXAMPLE CALCULATIONS

Scenario 1 (k$)
Constant LTBR = 5.0%; constant royalty rates 25% / 1%
No reduction of Additional Royalty Payment

		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Remaining Upgrader Growth Capital (UGC) - Opening Balance		4,965	4,861	4,751	4,637	4,516	4,390	4,257	4,118	3,971	3,818	3,656	3,487	3,309	3,122	2,926	2,720	2,504	2,277	2,038	1,788	1,525	1,249	959	655	335	0	0
LTBR		5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Annual Recognition Factor *		1.419	1.449	1.483	1.519	1.560	1.605	1.655	1.711	1.774	1.845	1.927	2.020	2.129	2.257	2.408	2.590	2.814	3.094	3.456	3.940	4.619	5.640	7.344	10.756	21.000	0.000	0.000
Annual Recognition Amount (ARA)		352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	0	0
UGC pool reduction		104	109	115	120	126	133	139	146	154	161	169	178	187	196	206	216	227	238	250	263	276	290	304	319	335	0	0
Remaining UGC - Closing Balance	4,965	4,861	4,751	4,637	4,516	4,390	4,257	4,118	3,971	3,818	3,656	3,487	3,309	3,122	2,926	2,720	2,504	2,277	2,038	1,788	1,525	1,249	959	655	335	0	0	0
Gross revenue		7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000
Allowed Costs		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Net revenue before ARA		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Loss carry forward opening balance		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Net revenue after LCF pre-ARA		3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Net Revenue Royalty after LCF pre-ARA		875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875	875
Annual Recognition Amount before adjustment		352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	0	0
ARA Adjustment - Net Royalty Rate Change		0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
ARA pool adds		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Annual Recognition Amount Applied (ARAA)		352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	0	0
ARA Cost Adjustment		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted ARA		352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	0	0
Return Allowance on ARA pool		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Carry forward ARA (CFARA)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
LCF calculation																												
Net loss		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Return Allowance on Net loss		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Excess minimum royalty		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
LCF closing balance (used in the following period)	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted ARA		352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	352	0	0
Net revenue after LCF after adjusted ARA		3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,852	3,500	3,500
Net revenue royalty rate		25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%
Net Revenue Royalty after LCF after adjusted ARA		963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	875	875
Gross revenue royalty rate		1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Gross Revenue Royalty		70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70	70
Bitumen production (kbd)			345.0	345.0	345.0	345.0	345.0	345.0																				
Days in year			365	365	366	365	365	365																				
Cumulative production (kbd)			345.0	345.0	345.0	345.0	345.0	345.0																				
Additional royalty payment - cumulative reduction			1.000	1.000	1.000	1.000	1.000	1.000																				
Royalty payable cost adjusted		963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	875	875
Additional royalty payment		0	75	75	100	150	225	350	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Additional royalty payment reduction			0	0	0	0	0	0																				
Total royalty payable		963	1,038	1,038	1,063	1,113	1,188	1,313	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	963	875	875

* Annual Recognition Factor is the third term of the Annual Recognition Amount calculation. The term is enclosed in brackets.

SCHEDULE "B" to the SYNCRUDE BITUMEN ROYALTY OPTION AGREEMENT
EXAMPLE CALCULATIONS

Scenario 2 (k$)
Varying LTBR; Net Revenue Royalty rate varies post-2015
Period of net loss 2016-2019
Reduction of Additional Royalty Payment due to low bitumen production (2010-2015)

		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
Remaining Upgrader Growth Capital (UGC) - Opening Balance		4,965	4,845	4,729	4,622	4,533	4,375	4,228	4,034	3,904	3,765	3,619	3,463	3,298	3,124
LTBR		4.0%	4.5%	5.5%	7.5%	3.0%	4.0%	1.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.5%
Annual Recognition Factor *		1.600	1.533	1.412	1.256	2.162	1.840	4.059	1.539	1.591	1.649	1.716	1.793	1.883	1.886
Annual Recognition Amount (ARA)		318	334	367	435	294	322	257	373	373	373	373	373	373	383
UGC pool reduction		119	116	107	89	158	147	194	131	138	147	155	165	175	180
Remaining UGC - Closing Balance	4,965	4,845	4,729	4,622	4,533	4,375	4,228	4,034	3,904	3,765	3,619	3,463	3,298	3,124	2,944
										Period of Net Loss					
Gross revenue		7,000	7,000	7,000	7,000	7,000	7,000	7,000	3,300	3,300	3,600	3,300	7,000	7,000	7,000
Allowed Costs		3,500	3,500	3,500	3,500	3,500	3,500	3,500	4,000	3,500	3,500	3,500	3,500	3,500	3,500
Net revenue before ARA		3,500	3,500	3,500	3,500	3,500	3,500	3,500	(700)	(200)	100	(200)	3,500	3,500	3,500
Loss carry forward opening balance		0	0	0	0	0	0	0	0	807	1,170	1,303	1,662	0	0
Net revenue after LCF pre-ARA		3,500	3,500	3,500	3,500	3,500	3,500	3,500	(700)	(1,007)	(1,070)	(1,503)	1,838	3,500	3,500
Net Revenue Royalty after LCF pre-ARA		875	875	875	875	875	875	875	(196)	(292)	(342)	(406)	533	875	875
Annual Recognition Amount before adjustment		318	334	367	435	294	322	257	373	373	373	373	373	373	383
ARA Adjustment - Net Royalty Rate Change		0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.107	0.138	0.219	0.074	0.138	0.000	0.000
ARA pool adds		0	0	0	0	0	0	0	373	373	373	373	0	0	0
Annual Recognition Amount Applied (ARAA)		318	334	367	435	294	322	257	0	0	0	0	2,087	373	383
ARA Cost Adjustment		0	0	0	0	0	0	0	0	0	0	0	(288)	0	0
Adjusted ARA		318	334	367	435	294	322	257	0	0	0	0	1,799	373	383
Return Allowance on ARA pool		0	0	0	0	0	0	0	11	45	70	97	0	0	0
Carry forward ARA (CFARA)	0	0	0	0	0	0	0	0	384	802	1245	1714	0	0	0
LCF calculation															
Net loss		0	0	0	0	0	0	0	700	1,007	1,070	1,503	0	0	0
Return Allowance on Net loss		0	0	0	0	0	0	0	21	60	64	90	0	0	0
Excess minimum royalty		0	0	0	0	0	0	0	86	102	169	69	0	0	0
LCF closing balance (used in the following period)	0	0	0	0	0	0	0	0	807	1,170	1,303	1,662	0	0	0
Adjusted ARA		318	334	367	435	294	322	257	0	0	0	0	1,799	373	383
Net revenue after LCF after adjusted ARA		3,818	3,834	3,867	3,935	3,794	3,822	3,757	(700)	(1,007)	(1,070)	(1,503)	3,637	3,873	3,883
Net revenue royalty rate		25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	28.0%	29.0%	32.0%	27.0%	29.0%	25.0%	25.0%
Net Revenue Royalty after LCF after adjusted ARA		954	959	967	984	949	955	939	0	0	0	0	1,055	968	971
Gross revenue royalty rate		1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	2.6%	3.1%	4.7%	2.1%	3.1%	1.0%	1.0%
Gross Revenue Royalty		70	70	70	70	70	70	70	86	102	169	69	217	70	70
Bitumen production (kbd)			345.0	345.0	320.0	320.0	320.0	345.0							
Days in year			365	365	366	365	365	365							
Cumulative production (kbd)			345.0	345.0	336.7	332.5	330.0	332.5							
Additional royalty payment - cumulative reduction			1.000	1.000	0.976	0.964	0.957	0.964							
Royalty payable cost adjusted		954	959	967	984	949	955	939	86	102	169	69	1,055	968	971
Additional royalty payment		0	75	75	100	150	225	350	0	0	0	0	0	0	0
Additional royalty payment reduction			0	0	6	8	13	8							
Total royalty payable		954	1,034	1,042	1,078	1,090	1,168	1,281	86	102	169	69	1,055	968	971

	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Remaining Upgrader Growth Capital (UGC) - Opening Balance	2,944	2,742	2,508	2,268	2,055	1,832	1,582	1,312	1,021	707	364	0	0
LTBR	5.5%	3.5%	3.7%	8.0%	9.0%	8.0%	8.0%	8.0%	8.0%	6.0%	3.0%	3.0%	3.0%
Annual Recognition Factor *	2.247	3.435	3.585	2.175	2.208	2.704	3.131	3.774	4.850	9.091	34.333	0.000	0.000
Annual Recognition Amount (ARA)	364	330	333	395	408	396	396	396	396	385	374	0	0
UGC pool reduction	202	234	240	213	223	250	270	291	315	343	364	0	0
Remaining UGC - Closing Balance	2,742	2,508	2,268	2,055	1,832	1,582	1,312	1,021	707	364	0	0	0
Gross revenue	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000
Allowed Costs	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Net revenue before ARA	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Loss carry forward opening balance	0	0	0	0	0	0	0	0	0	0	0	0	0
Net revenue after LCF pre-ARA	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Net Revenue Royalty after LCF pre-ARA	875	875	875	875	875	875	875	875	875	875	875	875	875
Annual Recognition Amount before adjustment	364	330	333	395	408	396	396	396	396	385	374	0	0
ARA Adjustment - Net Royalty Rate Change	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000
ARA pool adds	0	0	0	0	0	0	0	0	0	0	0	0	0
Annual Recognition Amount Applied (ARAA)	364	330	333	395	408	396	396	396	396	385	374	0	0
ARA Cost Adjustment	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted ARA	364	330	333	395	408	396	396	396	396	385	374	0	0
Return Allowance on ARA pool	0	0	0	0	0	0	0	0	0	0	0	0	0
Carry forward ARA (CFARA)	0	0	0	0	0	0	0	0	0	0	0	0	0
LCF calculation													
Net loss	0	0	0	0	0	0	0	0	0	0	0	0	0
Return Allowance on Net loss	0	0	0	0	0	0	0	0	0	0	0	0	0
Excess minimum royalty	0	0	0	0	0	0	0	0	0	0	0	0	0
LCF closing balance (used in the following period)	0	0	0	0	0	0	0	0	0	0	0	0	0
Adjusted ARA	364	330	333	395	408	396	396	396	396	385	374	0	0
Net revenue after LCF after adjusted ARA	3,864	3,830	3,833	3,895	3,908	3,896	3,896	3,896	3,896	3,885	3,874	3,500	3,500
Net revenue royalty rate	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%
Net Revenue Royalty after LCF after adjusted ARA	966	957	958	974	977	974	974	974	974	971	969	875	875
Gross revenue royalty rate	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%
Gross Revenue Royalty	70	70	70	70	70	70	70	70	70	70	70	70	70
Bitumen production (kbd)													
Days in year													
Cumulative production (kbd)													
Additional royalty payment - cumulative reduction													
Royalty payable cost adjusted	966	957	958	974	977	974	974	974	974	971	969	875	875
Additional royalty payment	0	0	0	0	0	0	0	0	0	0	0	0	0
Additional royalty payment reduction													
Total royalty payable	966	957	958	974	977	974	974	974	974	971	969	875	875

* Annual Recognition Factor is the third term of the Annual Recognition Amount calculation. The term is enclosed in brackets.

SCHEDULE "B" to the SYNCRUDE BITUMEN ROYALTY OPTION AGREEMENT
EXAMPLE CALCULATIONS

Scenario 3 (k$)
Varying LTBR; Net Revenue Royalty varies post-2015
Period of net loss; Period of Profit and Loss
Recapture of Additional Royalty Payment reduction (2010-2015)

		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Remaining Upgrader Growth Capital (UGC) - Opening Balance		4,965	4,845	4,729	4,622	4,533	4,375	4,228	4,034	3,904	3,765	3,619	3,463	3,298	3,124	2,944	2,742	2,508	2,268	2,055	1,832	1,582	1,312	1,021	707	364	0	0
LTBR		4.0%	4.5%	5.5%	7.5%	3.0%	4.0%	1.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.5%	5.5%	3.5%	3.7%	8.0%	9.0%	8.0%	8.0%	8.0%	8.0%	6.0%	3.0%	3.0%	3.0%
Annual Recognition Factor *		1.600	1.533	1.412	1.256	2.162	1.840	4.059	1.539	1.591	1.649	1.716	1.793	1.883	1.886	2.247	3.435	3.585	2.175	2.208	2.704	3.131	3.774	4.850	9.091	34.333	0.000	0.000
Annual Recognition Amount (ARA)		318	334	367	435	294	322	257	373	373	373	373	373	373	383	364	330	333	395	408	396	396	396	396	385	374	0	0
UGC pool reduction		119	116	107	89	158	147	194	131	138	147	155	165	175	180	202	234	240	213	223	250	270	291	315	343	364	0	0
Remaining UGC - Closing Balance	4,965	4,845	4,729	4,622	4,533	4,375	4,228	4,034	3,904	3,765	3,619	3,463	3,298	3,124	2,944	2,742	2,508	2,268	2,055	1,832	1,582	1,312	1,021	707	364	0	0	0
										Period of Net Loss					**NR Royalty Rate Varies**							**Period of Loss & Profit**						
Gross revenue		7,000	7,000	7,000	7,000	7,000	7,000	7,000	3,300	3,300	3,600	3,300	7,000	7,000	7,000	7,000	7,000	7,000	7,000	3,300	7,000	3,300	7,000	3,300	7,000	7,000	7,000	7,000
Allowed Costs		3,500	3,500	3,500	3,500	3,500	3,500	3,500	4,000	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	4,000	3,500	4,000	3,500	4,000	3,500	3,500	3,500	3,500
Net revenue before ARA		3,500	3,500	3,500	3,500	3,500	3,500	3,500	(700)	(200)	100	(200)	3,500	3,500	3,500	3,500	3,500	3,500	3,500	(700)	3,500	(700)	3,500	(700)	3,500	3,500	3,500	3,500
Loss carry forward opening balance		0	0	0	0	0	0	0	0	807	1,170	1,303	1,662	0	0	0	0	0	0	0	834	0	797	0	778	0	0	0
Net revenue after LCF pre-ARA		3,500	3,500	3,500	3,500	3,500	3,500	3,500	(700)	(1,007)	(1,070)	(1,503)	1,838	3,500	3,500	3,500	3,500	3,500	3,500	(700)	2,666	(700)	2,703	(700)	2,723	3,500	3,500	3,500
Net Revenue Royalty after LCF pre-ARA		875	875	875	875	875	875	875	(196)	(292)	(342)	(406)	588	980	1,015	1,120	945	980	910	(203)	853	(189)	757	(182)	681	875	875	875
Annual Recognition Amount before adjustment		318	334	367	435	294	322	257	373	373	373	373	373	373	383	364	330	333	395	408	396	396	396	396	385	374	0	0
ARA Adjustment - Net Royalty Rate Change		0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.107	0.138	0.219	0.074	0.219	0.107	0.138	0.219	0.074	0.107	0.038	0.138	0.219	0.074	0.107	0.038	0.000	0.000	0.000	0.000
ARA pool adds		0	0	0	0	0	0	0	373	373	373	373	0	0	0	0	0	0	0	408	0	396	0	396	0	0	0	0
Annual Recognition Amount Applied (ARAA)		318	334	367	435	294	322	257	0	0	0	0	2,087	373	383	364	330	333	395	0	823	0	808	0	797	374	0	0
ARA Cost Adjustment		0	0	0	0	0	0	0	0	0	0	0	(457)	(40)	(53)	(80)	(24)	(36)	(15)	0	(180)	0	(87)	0	0	0	0	0
Adjusted ARA		318	334	367	435	294	322	257	0	0	0	0	1,630	333	330	284	305	297	380	0	643	0	722	0	797	374	0	0
Return Allowance on ARA pool		0	0	0	0	0	0	0	11	45	70	97	0	0	0	0	0	0	0	18	0	16	0	16	0	0	0	0
Carry forward ARA (CFARA)	0	0	0	0	0	0	0	0	384	802	1245	1714	0	0	0	0	0	0	0	427	0	412	0	412	0	0	0	0
LCF calculation																												
Net loss		0	0	0	0	0	0	0	700	1,007	1,070	1,503	0	0	0	0	0	0	0	700	0	700	0	700	0	0	0	0
Return Allowance on Net loss		0	0	0	0	0	0	0	21	60	64	90	0	0	0	0	0	0	0	32	0	28	0	28	0	0	0	0
Excess minimum royalty		0	0	0	0	0	0	0	86	102	169	69	0	0	0	0	0	0	0	102	0	69	0	50	0	0	0	0
LCF closing balance (used in the following period)	0	0	0	0	0	0	0	0	807	1,170	1,303	1,662	0	0	0	0	0	0	0	834	0	797	0	778	0	0	0	0
Adjusted ARA		318	334	367	435	294	322	257	0	0	0	0	1,630	333	330	284	305	297	380	0	643	0	722	0	797	374	0	0
Net revenue after LCF after adjusted ARA		3,818	3,834	3,867	3,935	3,794	3,822	3,757	(700)	(1,007)	(1,070)	(1,503)	3,468	3,833	3,830	3,784	3,805	3,797	3,880	(700)	3,309	(700)	3,424	(700)	3,520	3,874	3,500	3,500
Net revenue royalty rate		25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	28.0%	29.0%	32.0%	27.0%	32.0%	28.0%	29.0%	32.0%	27.0%	28.0%	26.0%	29.0%	32.0%	27.0%	28.0%	26.0%	25.0%	25.0%	25.0%	25.0%
Net Revenue Royalty after LCF after adjusted ARA		954	959	967	984	949	955	939	0	0	0	0	1,110	1,073	1,111	1,211	1,027	1,063	1,009	0	1,059	0	959	0	880	969	875	875
Gross revenue royalty rate		1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	2.6%	3.1%	4.7%	2.1%	4.7%	2.6%	3.1%	4.7%	2.1%	2.6%	1.5%	3.1%	4.7%	2.1%	2.6%	1.5%	1.0%	1.0%	1.0%	1.0%
Gross Revenue Royalty		70	70	70	70	70	70	70	86	102	169	69	329	182	217	329	147	182	105	102	329	69	182	50	70	70	70	70
Bitumen production (kbd)			345.0	345.0	320.0	320.0	320.0	450.0																				
Days in year			365	365	366	365	365	365																				
Cumulative production (kbd)			345.0	345.0	336.7	332.5	330.0	350.0																				
Additional royalty payment - cumulative reduction			1.000	1.000	0.976	0.964	0.957	1.000																				
Royalty payable cost adjusted		954	959	967	984	949	955	939	86	102	169	69	1,110	1,073	1,111	1,211	1,027	1,063	1,009	102	1,059	69	959	50	880	969	875	875
Additional royalty payment		0	75	75	100	150	225	350	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Additional royalty payment reduction			0	0	6	8	13	(27)																				
Total royalty payable		954	1,034	1,042	1,078	1,090	1,168	1,317	86	102	169	69	1,110	1,073	1,111	1,211	1,027	1,063	1,009	102	1,059	69	959	50	880	969	875	875

* Annual Recognition Factor is the third term of the Annual Recognition Amount calculation. The term is enclosed in brackets.

SCHEDULE "B" to the SYNCRUDE BITUMEN ROYALTY OPTION AGREEMENT
EXAMPLE CALCULATIONS

Scenario 4 (k$)
Varying LTBR
Period of Loss 2016-2019 and 2030-2033
Reduction of Additional Royalty Payment due to low bitumen production (2010-2015)

		2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Remaining Upgrader Growth Capital (UGC) - Opening Balance		4,965	4,845	4,729	4,622	4,533	4,375	4,228	4,034	3,904	3,765	3,619	3,463	3,298	3,124	2,944	2,742	2,508	2,268	2,055	1,832	1,582	1,312	1,021	707	364	0	0
LTBR		4.0%	4.5%	5.5%	7.5%	3.0%	4.0%	1.5%	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%	6.5%	5.5%	3.5%	3.7%	8.0%	9.0%	8.0%	8.0%	8.0%	8.0%	6.0%	3.0%	3.0%	3.0%
Annual Recognition Factor *		1.600	1.533	1.412	1.256	2.162	1.840	4.059	1.539	1.591	1.649	1.716	1.793	1.883	1.886	2.247	3.435	3.585	2.175	2.208	2.704	3.131	3.774	4.850	9.091	34.333	0.000	0.000
Annual Recognition Amount (ARA)		318	334	367	435	294	322	257	373	373	373	373	373	373	383	364	330	333	395	408	396	396	396	396	385	374	0	0
UGC pool reduction		119	116	107	89	158	147	194	131	138	147	155	165	175	180	202	234	240	213	223	250	270	291	315	343	364	0	0
Remaining UGC - Closing Balance	4,965	4,845	4,729	4,622	4,533	4,375	4,228	4,034	3,904	3,765	3,619	3,463	3,298	3,124	2,944	2,742	2,508	2,268	2,055	1,832	1,582	1,312	1,021	707	364	0	0	0
									Period of Net Loss														**Period of Net Loss**					
Gross revenue		7,000	7,000	7,000	7,000	7,000	7,000	7,000	3,300	3,300	3,600	3,300	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	3,300	3,300	3,600	3,300	7,000	7,000
Allowed Costs		3,500	3,500	3,500	3,500	3,500	3,500	3,500	4,000	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	4,000	3,500	3,500	3,500	3,500	3,500
Net revenue before ARA		3,500	3,500	3,500	3,500	3,500	3,500	3,500	(700)	(200)	100	(200)	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	(700)	(200)	100	(200)	3,500	3,500
Loss carry forward opening balance		0	0	0	0	0	0	0	0	807	1,170	1,303	1,662	0	0	0	0	0	0	0	0	0	0	814	1,197	1,332	1,648	0
Net revenue after LCF pre-ARA		3,500	3,500	3,500	3,500	3,500	3,500	3,500	(700)	(1,007)	(1,070)	(1,503)	1,838	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	(700)	(1,014)	(1,097)	(1,532)	1,852	3,500
Net Revenue Royalty after LCF pre-ARA		875	875	875	875	875	875	875	(196)	(292)	(342)	(406)	588	875	875	875	875	875	875	875	875	875	(196)	(294)	(351)	(414)	593	875
Annual Recognition Amount before adjustment		318	334	367	435	294	322	257	373	373	373	373	373	373	383	364	330	333	395	408	396	396	396	396	385	374	0	0
ARA Adjustment - Net Royalty Rate Change		0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.107	0.138	0.219	0.074	0.219	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.000	0.107	0.138	0.219	0.074	0.219	0.000
ARA pool adds		0	0	0	0	0	0	0	373	373	373	373	0	0	0	0	0	0	0	0	0	0	396	396	385	374	0	0
Annual Recognition Amount Applied (ARAA)		318	334	367	435	294	322	257	0	0	0	0	2,087	373	383	364	330	333	395	408	396	396	0	0	0	0	1,760	0
ARA Cost Adjustment		0	0	0	0	0	0	0	0	0	0	0	(457)	0	0	0	0	0	0	0	0	0	0	0	0	0	(385)	0
Adjusted ARA		318	334	367	435	294	322	257	0	0	0	0	1,630	373	383	364	330	333	395	408	396	396	0	0	0	0	1,375	0
Return Allowance on ARA pool		0	0	0	0	0	0	0	11	45	70	97	0	0	0	0	0	0	0	0	0	0	16	65	76	51	0	0
Carry forward ARA (CFARA)	0	0	0	0	0	0	0	0	384	802	1245	1714	0	0	0	0	0	0	0	0	0	0	412	873	1334	1760	0	0
LCF calculation																												
Net loss		0	0	0	0	0	0	0	700	1,007	1,070	1,503	0	0	0	0	0	0	0	0	0	0	700	1,014	1,097	1,532	0	0
Return Allowance on Net loss		0	0	0	0	0	0	0	21	60	64	90	0	0	0	0	0	0	0	0	0	0	28	81	66	46	0	0
Excess minimum royalty		0	0	0	0	0	0	0	86	102	169	69	0	0	0	0	0	0	0	0	0	0	86	102	169	69	0	0
LCF closing balance (used in the following period)	0	0	0	0	0	0	0	0	807	1,170	1,303	1,662	0	0	0	0	0	0	0	0	0	0	814	1,197	1,332	1,648	0	0
Adjusted ARA		318	334	367	435	294	322	257	0	0	0	0	1,630	373	383	364	330	333	395	408	396	396	0	0	0	0	1,375	0
Net revenue after LCF after adjusted ARA		3,818	3,834	3,867	3,935	3,794	3,822	3,757	(700)	(1,007)	(1,070)	(1,503)	3,468	3,873	3,883	3,864	3,830	3,833	3,895	3,908	3,896	3,896	(700)	(1,014)	(1,097)	(1,532)	3,227	3,500
Net revenue royalty rate		25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	28.0%	29.0%	32.0%	27.0%	32.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	28.0%	29.0%	32.0%	27.0%	32.0%	25.0%
Net Revenue Royalty after LCF after adjusted ARA		954	959	967	984	949	955	939	0	0	0	0	1,110	968	971	966	957	958	974	977	974	974	0	0	0	0	1,033	875
Gross revenue royalty rate		1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	2.6%	3.1%	4.7%	2.1%	4.7%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	1.0%	2.6%	3.1%	4.7%	2.1%	4.7%	1.0%
Gross Revenue Royalty		70	70	70	70	70	70	70	86	102	169	69	329	70	70	70	70	70	70	70	70	70	86	102	169	69	320	70
Bitumen production (kbd)			345.0	345.0	320.0	320.0	320.0	345.0																				
Days in year			365	365	366	365	365	365																				
Cumulative production (kbd)			345.0	345.0	336.7	332.5	330.0	332.5																				
Additional royalty payment - cumulative reduction			1.000	1.000	0.976	0.964	0.957	0.964																				
Royalty payable cost adjusted		954	959	967	984	949	955	939	86	102	169	69	1,110	968	971	966	957	958	974	977	974	974	86	102	169	69	1,033	875
Additional royalty payment		0	75	75	100	150	225	350	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Additional royalty payment reduction			0	0	6	8	13	8																				
Total royalty payable		954	1,034	1,042	1,078	1,090	1,168	1,281	86	102	169	69	1,110	968	971	966	957	958	974	977	974	974	86	102	169	69	1,033	875

* Annual Recognition Factor is the third term of the Annual Recognition Amount calculation. The term is enclosed in brackets.

APPENDIX

PROJECT APPROVAL ORDER NO. OSR045

made under the
Mines and Minerals Act
and
Oil Sands Royalty Regulation, 1997

in respect of the
SYNCRUDE PROJECT

PREAMBLE:

This Order establishes a description of the "Syncrude Project" for the purposes of the Generic Royalty Regulation, acknowledges the approval of the Syncrude Project under the Generic Royalty Regulation that is deemed by the Crown Agreement, and acknowledges certain other matters deemed or determined by the Crown Agreement.

This Order does not of itself approve the Syncrude Project under the Generic Royalty Regulation, but rather acknowledges the deemed approval set out in the Crown Agreement. However, it is styled as "Project Approval Order No. OSR045" in order to facilitate administration of the Syncrude Project under the Generic Royalty Regulation.

TERMINOLOGY:

In this Order (including in the above Preamble and including in the Schedule), the following expressions have the following meanings:

"**Act**" means the *Mines and Minerals Act* (Alberta);

"**Crown Agreement**" means the agreement, originally titled the "Alberta Crown Agreement" and originally dated February 4, 1975, entered into pursuant to section 9(a) of the Act between Her Majesty the Queen in right of the Province of Alberta and the "Lessees" named therein, as amended up to and including Amendment No. 7 dated January 1, 2001;

"**ERCB**" means the Energy Resources and Conservation Board of Alberta and includes its predecessor, the Alberta Energy and Utilities Board, as well as any successor;

"**ERCB Approvals**" means

(a) Approval No. 8573 dated December 21, 1999, issued by the ERCB under the *Oil Sands Conservation Act*, including the following amendments:
Amendment A, dated December 14, 2001
Amendment B, dated February 24, 2003

Amendment C, dated June 17, 2003
Amendment D, dated December 15, 2003
Amendment E, dated August 20, 2004
Amendment F, dated August 16, 2006
Amendment G, dated May 1, 2007;

(b) Approval No. 10781 dated May 1, 2007, issued by the ERCB under the *Oil Sands Conservation Act*; and

(c) any amendment to either of the above Approvals made after the date of this Order, only if an amendment is an administrative amendment:

(i) that is

(A) issued to update the names or interests of the Project owners of the Syncrude Project, or

(B) required to respond to or otherwise satisfy one or more conditions, information requests or other approval requirements or development expectations of the ERCB in relation to the above Approvals, and clearly falls within the scope, production and other general limitations of the scheme or operation under the above Approvals, as of the date of this Order; and

(ii) a copy of which, as issued by the ERCB, has been provided by the operator of the Syncrude Project to the Crown;

"**Generic Royalty Regulation**" means OSRR97, as amended from time to time, and includes any successor regulation or regulations;

"**Minister**" has the meaning ascribed by the Act;

"**OSRR97**" means the *Oil Sands Royalty Regulation, 1997*, A.R. 185/97;

"**Qualifying Joint Venture Project**" has the meaning ascribed by OSRR97 as of the date of this Project Approval Order;

"**Syncrude Project**" means generally the oil sands project described in the ERCB Approvals, as more particularly described in the Project Description attached as a Schedule to and forming part of this Order;

and unless a contrary intention appears, words and expressions defined in the Generic Royalty Regulation shall here have the meanings ascribed in the Generic Royalty Regulation.

MATTERS DEEMED OR DETERMINED BY THE CROWN AGREEMENT:

The following matters are deemed by Clause 404 of the Crown Agreement to have been specified by the Minister for the purposes of the Generic Royalty Regulation:

(1) the Syncrude Project is a Project approved under the Generic Royalty Regulation;

(2) the effective date of the Syncrude Project is January 1, 2002, being the first day immediately following "Transition" as defined in the Crown Agreement;
(3) the Syncrude Project is a Qualifying Joint Venture Project; and

(4) Syncrude Canada Ltd. is the initial operator of the Syncrude Project.

Clause 404(b)(i) of the Crown Agreement requires the Minister to specify a description for the Syncrude Project that "is consistent with the form and content of the scheme described and approved in the [ERCB Approvals]".

PROJECT DESCRIPTION:

Consistent with Clause 404(b)(i) of the Crown Agreement, the description of the Syncrude Project for the purposes of the Generic Royalty Regulation is as specified in the Schedule to this Order, comprising parts 1 through 5.

SCHEDULE
TO PROJECT APPROVAL ORDER NO. OSR045

PROJECT DESCRIPTION - SYNCRUDE PROJECT

PART 1 - DEFINITIONS AND INTERPRETATION

In this Project Description, the following expressions have the following meanings:

"**Mining and Extraction Operations**" means the operations at the Mildred Lake site and the Aurora North Mine and Aurora South Mine sites, described in section 3(a) of Part 2 below, and includes the mining of Project substances and the recovery of crude bitumen from those Project substances;

"**Project Facilities**" means the facilities included in the Project, as described in Part 5, below;

"**Project Lands**" means the surface areas described in Part 4 below;

"**Project Leases**" means the area and strata described in Part 3 below;

"**Project Maps**" means the maps attached to and forming part of this Project Description, showing generally the location of the Project Leases and Project Lands; and

"**Upgrading Operations**" means the operations described in section 3(b) of Part 2 below, and includes the processing of crude bitumen into synthetic crude oil, sulphur and other Project substances.

PART 2 - DESCRIPTION OF SCHEME AND OPERATIONS

1. ERCB Approvals

In accordance with section 17(1)(a) of OSRR97, the Project corresponds to the ERCB Approvals.

2. Project Scheme

The Project consists of the following "Project Scheme":

(a) The Project generally comprises the Mining and Extraction Operations to recover oil sands and bitumen from the Project Leases, including the Mildred Lake Base Mine, North Mine, Aurora North Mine and Aurora South Mine, as approved by the ERCB Approvals; and

(b) To and including December 31, 2008, but not thereafter, the Project includes the Upgrading Operations carried out in conjunction with the recovery of oil sands and bitumen from the Project Leases, including the Mining and Extraction Operations described in clause (a), as approved by the ERCB Approvals.

3. **Project Operations:**

(a) The Project comprises the following "Project Operations" in pursuance of the Mining and Extraction Operations and in furtherance of the Project Scheme and, except as otherwise stated, on Project Lands:

(i) evaluating the geological, hydrogeological and geotechnical characteristics of the Project Lands and any lands contiguous thereto, required for mine planning and development within the ERCB Approvals, including drilling wells and conducting geophysical surveys;

(ii) preparing, constructing and maintaining mine, froth and extraction sites, roads and facilities;

(iii) surface mining of Project substances from Project Leases and removing and storing overburden for reclamation;

(iv) recovering Project substances through crushing oil sands ore and conveying it to water-based slurry process for conditioning in a tumbler or in hydrotransportation;

(v) extracting bitumen froth from the conditioned ore slurry through separation and flotation, and removing water and solids through the addition of naphtha diluent and the use of inclined plate settlers and centrifuges;

(vi) producing bitumen by processing the diluted bitumen in the diluent recovery units and recovering and returning the diluent to mining and extraction;

(vii) constructing, operating and maintaining storage tanks for bitumen froth, bitumen, diluted bitumen and diluent;

(viii) transporting, storing and utilizing fresh water, and recovering, treating and storing process affected water for re-use;

(ix) recovering, treating, processing, disposing of and reclaiming tailings ;

(x) generation, transmission and distribution of steam, electricity and thermal energy required for the Project from the cogeneration plants at the Aurora North Mine and for mining and extraction at Mildred Lake;

(xi) transporting Project substances and utilities between Project Lands through interconnections from the Aurora North Mine to the Mildred Lake plant;

(xii) environmental monitoring on and off Project Lands;

(xiii) constructing and maintaining communications facilities, including microwave towers and subsurface monitoring equipment (including geophones and piezometers), on and off Project Lands; and

(xiv) ancillary operations directly supporting Mining and Extraction Operations.

(b) To and including December 31, 2008, but not thereafter, the Project Operations include the following Upgrading Operations in furtherance of the Project Scheme and, except as otherwise stated, on Project Lands:

(i) constructing and maintaining upgrading sites, facilities, storage tanks and access roads;

(ii) processing bitumen through various primary and secondary upgrading units and associated processes to produce synthetic crude oil and other products and by-products, including sulphur and incidental metallic and industrial minerals recovered from spent catalyst;

(iii) storing upgrader products, upgrader byproducts and other fluids required to operate the upgrader;

(iv) distilling light gas oil ("LGO"), heavy gas oil ("HGO") and Vacuum Resid in the vacuum distillation unit;

(v) producing LGO, HGO and naphtha in the LC finer and fluid cokers;

(vi) producing diesel and diluent;

(vii) producing hydrocarbon based fuel gas;

(viii) producing hydrogen in the hydrogen plants;

(ix) producing treated products in the hydrotreaters;

(x) producing and treating products and waste streams in the environmental units, including flue gas desulphurizer, amine, sulphur, ammonia and sour water plants; and

(xi) ancillary operations directly in support of upgrading processes.

(c) Reclamation and remediation activities arising from Project Operations described in clauses (a) and (b) above.

PART 3 - AREA AND STRATA

The Project Leases comprise the *areas* generally shown on the attached Project Maps and more particularly described under the "location" Appendices or Schedules to the following oil sands leases, and the grant of the Crown under those leases to mine oil sands within the *strata* specifically described as the Wabiskaw-McMurray zone and designated by the ERCB as Zone Designation No. 3412:

(a) Oil Sands Lease No. 7597050T10;

(b) Oil Sands Lease No. 7597030T12;

(c) Oil Sands Lease No. 727120T17;

(d) Oil Sands Lease No. 7280040T22;

(e) Oil Sands Lease No. 7280090T29;

(f) Oil Sands Lease No. 7280090T30;

(g) Oil Sands Lease No. 7280100T31; and

(h) Oil Sands Lease No. 7280110T34.

PART 4 - SURFACE AREAS

The surface areas occupied by the Project (collectively, the "**Project Lands**") are as generally shown on the Project Maps.

PART 5 - FACILITIES

1. Included Facilities

(a) *Mining and Extraction Facilities*

The following facilities, located on Project Lands and used solely in pursuance of Mining and Extraction Operations, are included in the Project:

(i) mine infrastructure and civil works including but not limited to roads, retaining walls, ramps, bridges, structures, lighting and, at the Aurora North Mine, the potable water and sewage treatment facilities;

(ii) mining equipment including but not limited to reclaimers, draglines, shovels, excavators, heavy haulers, graders, dozers, loaders, crawlers, support and service vehicles, and mine shuttle buses and light and heavy duty trucks;

(iii) overburden and oil sands ore and material handling systems including but not limited to conveyors, surge facilities, feeder breakers, crushers, vibrating and fixed screens, mix boxes, cyclofeeders and weight scales;

(iv) slurry preparation, conditioning and transportation facilities including primary separation vessels, tailings ore recovery vessels and flotation systems, tumbler and hydrotransport systems, including froth transportation and hydrotransportation lines;

(v) electrical and thermal generation facilities at the Aurora North Mine including two 80 megawatt gas turbine generators (265-1-GTG-020 and 265-0-PGTG15-002), heat recovery system generators and the Aurora thermal block;

(vi) mine and extraction site electrical power distribution lines and systems and, at the Aurora North Mine, the GO1 substation;

(vii) mine site instrumentation, process controls and radio and telecommunication systems;

(viii) process water distribution lines and systems at the Aurora North Mine and within the Mildred Lake extraction facilities;

(ix) extraction and froth treatment plants (Plants 5 and 6) and related facilities including extraction plant feed and tumbler feed conveyors, caustic preparation and storage facilities, reject systems, inclined plate settlers, centrifuges, deaerators, vapour recovery systems, oil containment and recovery facilities, diluent recovery units (Plants 7-1, 7-2 and 7-3) and diluent recovery common systems (Plant 7-0);

(x) bitumen froth, diluted bitumen, bitumen and diluent tanks;

(xi) mine and extraction site natural gas distribution lines and systems, located within the battery limits of mining and extraction;

(xii) dams, settling basins, pipelines, pumps, barges and other works or systems related to transportation, storage, management and reclamation of tailings and all of its elements including sand, mature fines, composite tails and process affected water;

(xiii) extraction cooling water system;

(xiv) mining and extraction buildings and structures at Mildred Lake and Aurora North Mine including service, operations, administration and equipment buildings, extraction control centres, storage and maintenance shops, warehouses, wash bays, pump houses, the Aurora North Mine fire hall and emergency response facilities and the laboratories at the Mildred Lake extraction facilities; and

(xv) buildings and structures located at and supporting the operations at the Aurora North Mine.

(b) *Mining and Extraction Facilities Located off Project Lands*

The following facilities, located off Project Lands and used solely in pursuance of Mining and Extraction Operations, are included in the Project:

(i) the Aurora North intersite process water pipeline to import heated water from the RCW facilities at Mildred Lake to the Aurora North plant site;

(ii) the Aurora North intersite natural gas pipeline;

(iii) the 260 kv power transmission line from the Mildred Lake plant site to the Aurora North plant site;

(iv) the 260 kv power transmission line from the Mildred Lake D05 substation to the Aurora G01 substation;

(v) hydrotransport pipelines to transport bitumen froth from the Aurora plant site to Mildred Lake; and

(vi) access roadways located off Project Lands that provide access to the Aurora site.

(c) *Upgrading Facilities*

To and including December 31, 2008, but not thereafter, the following facilities on Project Lands, used solely in pursuance of Upgrading Operations, are included in the Project:

(i) vacuum distillation unit (Plant 37-1);

(ii) fluid cokers (Plants 8-1, 8-2 and 8-3), including coker burner and reactor vessels, fractionators, light ends recovery units, and depropanizer and debutanizer;

(iii) coke handling facility (Plant 8-0);

(iv) hydrogen units (Plants 9-1, 9-2, 9-3 and 9-4) and associated compressors (Plant 9-0);

(v) amine units (Plants 11-1, 11-2 and 11-3);

(vi) sulphur units (Plants 12-0, 12-1, 12-2, 12-3, and 12-4), sulphur loading facilities and sulphur blocking units;

(vii) naphtha hydrotreaters (Plants 13-1 and 13-2);

(viii) diluent preparation and diesel production facilities (Plant 14);

(ix) gas oil hydrotreaters (Plants 15-1 and 15-2);

(x) sour water concentrator (Plant 16-0);

(xi) sour water treaters (Plants 16-1, 16-2 and 16-4);

(xii) ammonia purification unit (Plant 16-3);

(xiii) UEI and CAP cooling water systems, within the battery limits of upgrading;

(xiv) common hydrotreater facilities (Plant 17);

(xv) fuel and natural gas unit (Plant 17-2), within the battery limits of upgrading;

(xvi) light gas oil hydrotreater (Plant 18-1);

(xvii) light gas oil aromatic saturation unit (Plant 18-2);

(xviii) relief and blowdown facilities (Plant 19);

(xix) interconnecting piping system (Plant 21), within the battery limits of upgrading;

(xx) hydrocracker unit (Plant 22-1);

(xxi) flue gas desulphurization unit (Plant 26-1);

(xxii) hydrogen recovery unit and associated compressors (Plant 27-1);

(xxiii) condensate recovery unit (Plant 31), within the battery limits of upgrading;

(xxiv) effluent collection system, within the battery limits of upgrading;

(xxv) various tanks for storage of coke, carbonate, ammonia, treated and untreated naphtha, treated and untreated gas oil, purge oil, recovered oil, slop oil, sour water and other upgrader intermediate products and byproducts;

(xxvi) butane sphere 20COO1;

(xxvii) bitumen loading facility; and

(xxviii) various upgrading buildings and structures including service, operations, administration and equipment buildings, storage and maintenance shops, warehouses, pump houses and coker elevators.

(d) *Shared Facilities*

The following facilities, located on Project Lands except as otherwise indicated, that serve Mining and Extraction Operations as well as Upgrading Operations, are included in the Project specifically as "Shared Facilities":

(i) the Mildred Lake Utilities Plant and its associated buildings, structures and systems including:

(A) electrical distribution system (Plant 30) and steam distribution system, not exclusively within the battery limits of either mining and extraction or upgrading, including the Mildred Lake D05 substation;

(B) utility boilers (Plant 31: 31F201, 31F202 and 31F203), steam turbine generators (31STE201, 31STE202 and 31STE203), CO Boilers (#1, #2, #3, and #4), and two 25 megawatt gas turbine generators (31 GTG 201 and 31 GTG 202);

(C) instrument air and utility air systems, fuel gas system, effluent pond and common systems, and distributed control system not exclusively within the battery limits of either mining and extraction or upgrading;

(D) nitrogen plant (Plant 35);

(E) water systems at the Mildred Lake site, consisting of the boiler feed water distribution system, upgrading cooling water system, utilities cooling water system, recycle water system (Plant 32), flush water distribution system, fire water system, utility water system, water treatment system, potable water system, gland water system, lower camp potable water system;

(F) raw water intake and low pump station located at the Lower Camp river bed to draw water from the Athabasca River; and

(G) various utility buildings including service, operations, administration and equipment buildings, training centres, storage and maintenance shops, and warehouses.

(ii) the upgrading and utilities control centre (Building 1000);

(iii) aviation facilities and equipment including the Mildred Lake airstrip and related facilities, and two Cessna Citation ultra aircrafts (C-FYMM and C-GYMM);

(iv) diluent delivery system to extraction and diesel delivery system;

(v) emergency response facilities and equipment at the Mildred Lake site, including the fire hall, fire detection system, training complex and fire and emergency response vehicles and related equipment;

(vi) Mildred Lake Camp Complex (Plant 70) and related facilities and equipment including accommodation units, kitchens and social and recreational centre;

(vii) various other buildings and structures including but not limited to the Frank Spragins Building, Lower Camp, buildings and other service, operation, administration and equipment buildings, warehouses, maintenance and fabrication shops, radio towers, domestic landfill and waste management facilities, parking lots, wash bays, water storage tanks, storage buildings, laydown yards, and bison areas and lookout;

(viii) environmental management and monitoring facilities and equipment on and off Project Lands; and

(ix) miscellaneous vehicles and equipment including light and heavy duty trucks, all terrain vehicles, buses, boats, barges and sweepers.

2. Excluded Facilities

The following facilities, all or a portion of which are located on Project Lands, are not included in the Project:

(a) the synthetic crude oil pipeline owned and operated by Alberta Oil Sands Pipeline Ltd. (or an affiliate thereof), pursuant to the 1993 AOSPL Pipeline Agreement dated July 1, 1993, as amended;

(b) the pipeline, owned and operated by Nova Gas Transmission Ltd., that provides natural gas to the Project;

(c) the properties of Northward Developments;

(d) the fertilizer plant on the Project Lands that is owned and operated by Marsol Canada Corporation;

(e) electrical transmission lines located on the Project Lands that are owned by third parties; and

(f) wells, facilities or other infrastructure that are not situated on Project Lands and are not used to support Project Operations.

PROJECT MAPS

This attachment forming part of Project Approval Order No. OSR045 comprises three maps displaying the location of the Project Leases and Project Lands. In the event of a discrepancy between the maps and the legal descriptions set out in the Project Leases, the latter shall prevail.

1. Map of Project Leases and Project Lands approved under ERCB Approval 8573 (Mildred Lake)


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Project Lands outside Project Leases

2. Map of Project Leases and Project Lands approved under ERCB Approval 10781 (Aurora)


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Project Lands on Project Leases

3. Map of Project Leases and Project Lands


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Other Project Leases

SYNCRUDE ROYALTY AMENDING AGREEMENT

THIS AGREEMENT DATED the 18th day of November, 2008

BETWEEN:

HER MAJESTY THE QUEEN IN RIGHT OF ALBERTA, as represented by the Minister of Energy

(the "**Crown**")

AND:

CANADIAN OIL SANDS LIMITED, a body corporate incorporated under the laws of Alberta,

CONOCOPHILLIPS OIL SANDS PARTNERSHIP II, a partnership, by its managing partner, ConocoPhillips Canada Pipelines Limited,

IMPERIAL OIL RESOURCES, a limited partnership, by its managing partner, Imperial Oil Resources Limited,

MOCAL ENERGY LIMITED, a body corporate incorporated under the laws of Alberta,

MURPHY OIL COMPANY LTD., a body corporate incorporated under the laws of Canada,

NEXEN OIL SANDS PARTNERSHIP, a partnership, by its managing partner, Nexen Inc., and

PETRO-CANADA OIL AND GAS, a partnership, by its principal partner, Petro-Canada

(collectively, "the **Lessees**")

By this Agreement, the Lessees agree, in lieu of transitioning to the royalty rates under the "New Royalty Framework" prior to 2016, and contingent upon achieving certain expected production levels, to pay to the Crown in respect of the Syncrude oil sands project additional royalties beyond the royalties payable under the Lessees' existing Crown Agreement, totalling $975 million in respect of the years 2010 through 2015. In return, the Crown agrees to provide to the Lessees in respect of the Syncrude oil sands project a measure of certainty in relation to various matters, including bitumen valuation methodology, allowed costs, royalty in kind and certain taxes.

THE CROWN AND THE LESSEES THEREFORE agree as follows:

1. **Definitions Under the Generic Royalty Regulation**

(a) Unless otherwise defined below or in the body of this Agreement, the following terms, where capitalized in this Agreement, have the meaning ascribed to them in the Generic Royalty Regulation as of the date of this Agreement:

"allowed cost";

"gross revenue";

"net revenue";

"oil sands products";

"other net proceeds";

"Period";

"person";

"Project";

"Project owner";

"Qualifying Joint Venture Project"; and

"royalty calculation point".

(b) In addition to capitalized terms defined in the body of this Agreement, the following terms used in this Agreement have the following meanings:

"**Act**" means the *Mines and Minerals Act* (Alberta), as amended from time to time, and includes any successor legislation;

"**Agreement**" means this agreement, including any amendments;

"**Bitumen**" means "crude bitumen", as that term is defined in the Generic Royalty Regulation;

"**Bitumen Royalty Option**" means the option, described in Clauses 1201 through 1204 of the Crown Agreement, granted by the Crown to the Lessees;

"**BVM**" means the methodology for valuing Bitumen recovered from Projects to be determined by the Crown for the purposes of the Generic Royalty Rules;

"**BVM Per Barrel Price**" means the price of a barrel of Bitumen for royalty calculation purposes, as determined in accordance with the BVM;

“**Crown Agreement**” means the agreement, originally titled the “Alberta Crown Agreement” and originally dated February 4, 1975, entered into pursuant to section 9(a) of the Act, as amended up to and including Amendment No. 7 dated January 1, 2001, which agreement is further amended and supplemented by this Agreement and by the Syncrude BRO Agreement;

“**ERCB**” means the Energy Resources Conservation Board, and includes any successor thereto;

“**Generic Royalty Regime**” means the Generic Royalty Regulation and the provisions of the Act that relate to the royalty on Oil Sands Products reserved and payable to the Crown under the Act;

“**Generic Royalty Regulation**” means the *Oil Sands Royalty Regulation, 1997*, A.R. 185/97, as amended from time to time, and includes any successor regulation or regulations;

“**Generic Royalty Rules**” means the Generic Royalty Regime, together with any business rules, guidelines and interpretations from time to time published by the Alberta Department of Energy or its successor;

“**Integrated Producer**” means a Project Owner or any other Person that has an interest (directly or indirectly through a joint venture interest or any other economic interest, including a profit sharing or other form of participation interest) in a Project that is producing Oil Sands Products and that also has an interest (directly or indirectly through a joint venture interest or any other economic interest, including a profit sharing or other form of participation interest) in an upgrader or other facilities for the further processing or refining of Bitumen or other Oil Sands Products;

“**Minister**” means the Minister of Energy or such other Minister of the Crown as from time to time has responsibility for the subject-matter of this Agreement;

“**Parties**” means the Crown and the Lessees, and “**Party**” means any one of the Parties;

“**Project Description**” means the description of the Lessees’ oil sands mining and extraction project, consistent with the provisions of the Crown Agreement, separately agreed upon between the Parties and issued pursuant to the Generic Royalty Regulation by Ministerial Order concurrently with execution of this Agreement, and includes any amendments made in accordance with section 6 of this Agreement;

“**Shared Facilities**” means the facilities of the Syncrude Royalty Project listed as such in the Project Description as issued on the date of this Agreement, without regard to any amendments;

“**Suncor**” means Suncor Energy Inc. or any other owner or owners from time to time of the Suncor Project;

“**Suncor Project**” means the oil sands Project to which the Suncor Royalty Amending Agreement applies, being the Project referred to in Project Approval Order OSR047;

"**Suncor Royalty Amending Agreement**" means the agreement of that title dated January 29, 2008 authorized by Order in Council No. 63/2008 and entered into between the Crown and Suncor Energy Inc. under section 9(a) of the Act;

"**Syncrude BRO Agreement**" means the agreement titled "Syncrude Bitumen Royalty Option Agreement", entered into between the Crown and the Lessees under section 9(a) of the Act on the same date as this Agreement, including any amendments;

"**Syncrude BVM Per Barrel Price**" means the price of a barrel of Bitumen recovered from the Syncrude Royalty Project, for royalty calculation purposes, determined in accordance with subsections 3(b) through 3(e);

"**Syncrude Joint Venture**" means the contractual relationship in respect of the Syncrude oil sands project, among the Lessees in their capacity as "Participants" under the "Syncrude Project Ownership and Management Agreement" dated February 1, 1975, as amended;

"**Syncrude Royalty Project**" means, at any time, the Project referred to in the Project Description; and

"**Taxes**" means all income, profits, gross receipts, windfall or windfall profits, severance, real or personal property, intangible property, environmental, excise, customs, utility, sales, use, value added, transfer, fuel, carbon, production, franchise, capital gains, employment, withholding, registration, stamp, payroll, goods and services, business, occupation, alternative, add-on or minimum taxes, and any other taxes, charges, fees, imposts, duties, levies or other like assessments, charges or burdens of any kind whatsoever, together with any interest, fines, penalties or additions thereon.

2. <u>Interpretation</u>

(a) In this Agreement:

(i) numerical references to section numbers are to the numbered provisions of this Agreement;

(ii) references to subsections are to the alphabetically sequenced subsections within the numbered section referred to;

(iii) references to clauses are to the lower case roman numeral sequenced clauses within the section and subsection referred to;

(iv) references to a subsection without reference to a section are to the section within which the subsection appears;

(v) references to a clause without reference to a subsection are to the subsection within which the clause appears;

(vi) references to a subclause without reference to a clause are to the clause within which the subclause appears;

and a reference to "this section", "this subsection", "this clause" or "this subclause" has a corresponding meaning.

(b) All references in this Agreement to monetary amounts are to the lawful currency of Canada.

(c) This Agreement, the Crown Agreement, the Syncrude BRO Agreement and the documents to be delivered or that have been delivered pursuant to this Agreement and the Crown Agreement constitute the entire agreement between the Parties and set out all of the covenants, promises, warranties, representations, conditions and agreements between the Parties in connection with the subject matter of this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, pre-contractual or otherwise. There are no covenants, promises, warranties, representations, conditions or other agreements, whether oral or written, pre-contractual or otherwise, express, implied or collateral, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in this Agreement and the Crown Agreement and any document required to be delivered pursuant to this Agreement and the Crown Agreement.

(d) In the event of a conflict among the provisions of this Agreement, the Crown Agreement and the Syncrude BRO Agreement, the following order of supremacy shall prevail:

(i) this Agreement, then

(ii) the Syncrude BRO Agreement, and then

(iii) the Crown Agreement.

3. **Bitumen Valuation Methodology**

(a) The Crown intends to establish and implement a BVM on or before January 1, 2009 that is based on a reference price (or a weighted average reference price) from one or more liquid, transparent, arm's-length Canadian heavy oil markets (the "**BVM Reference Price**"), with adjustments to recognize differences in quality between the product represented by the selected market and the Bitumen from each particular source of Bitumen subject to the Crown royalty, and adjustments to recognize transportation and handling costs of Bitumen and diluent. The Crown presently intends that the BVM may include a provision pursuant to which the Crown is entitled to increase the BVM Reference Price for royalty calculation purposes (the "**BVM Adjusted Reference Price**") if, in the Minister's opinion, Canadian heavy oil market prices, in any Period, are suppressed relative to North American heavy oil market prices as a result of a temporary disconnect between Canadian heavy oil and North American heavy oil market prices. For the purposes hereof, the North American heavy oil market price means a reference price (or a weighted average reference price), determined by the Minister, from one or more liquid, transparent, arm's-length North American heavy oil markets (the "**North American Reference Price**").

(b) The Crown shall, prior to January 1, 2009, establish, and provide written notice to the Lessees of, a bitumen valuation methodology (which, subject to the other requirements of this section 3, may be the BVM) applicable to the calculation of the royalty payable by the Lessees on Bitumen recovered from the Syncrude Royalty Project from January 1, 2009 until January 1, 2016 that is fully consistent with the principles set out and described in section 3(a), as modified by the provisions of subsections 3(c) to 3(e) (the "**Syncrude BVM**").

(c) The Syncrude BVM:

(i) must not be based on a formula that calculates the value of Bitumen based on the price of crude oil (other than heavy oil) or the price of refined or upgraded products;

(ii) subject to subsection 3(d), must not be based, in whole or in part, on any markets other than one or more liquid, transparent, arm's length Canadian heavy oil markets;

(iii) must make reasonable adjustments for quality differences between the quality of the Bitumen used to determine the BVM Reference Price used in the Syncrude BVM and the Bitumen recovered by the Lessees from the Syncrude Royalty Project;

(iv) must make reasonable adjustments for transportation and handling costs from the location of the reference heavy oil markets used to determine the BVM Reference Price used in the Syncrude BVM and the Royalty Calculation Point (having regard to subsections 9(a) and 9(f)) for the Syncrude Royalty Project, including the transportation and handling costs of diluent from the location of the reference diluent markets used to determine the diluent price to the location of the blending point for Bitumen for the Syncrude Royalty Project;

(v) must not be subject to any adjustments other than those specifically permitted by this section 3; and

(vi) shall include provisions that ensure that if, for any Period, the BVM Per Barrel Price that would be applicable to the Syncrude Royalty Project but for the provisions of this section 3 is less than the Syncrude BVM Per Barrel Price, then the Syncrude BVM Per Barrel Price for that Period shall be deemed to be the BVM Per Barrel Price.

(d) If, under the Generic Royalty Rules, the Crown has the right to apply a BVM Adjusted Reference Price, the Crown shall be entitled, at the same time and for the same Period it applies such BVM Adjusted Reference Price, to apply in respect of the Syncrude BVM an adjusted reference price that is the lesser of:

(i) the BVM Adjusted Reference Price determined in accordance with the Generic Royalty Rules; and

(ii) an adjusted reference price that is equal to:

(A) the BVM Reference Price determined in accordance with the Generic Royalty Rules for the immediately preceding Period; plus

(B) the BVM Reference Price determined in accordance with the Generic Royalty Rules for the immediately preceding Period multiplied by the percentage change in the North American Reference Price between the immediately preceding Period and the current Period.

(iii) For greater certainty, the adjusted reference price in clause 3(d)(ii), expressed in dollars, is calculated as follows:

$$BVM_{T-1} + \left(BVM_{T-1} \times \frac{NA_T - NA_{T-1}}{NA_{T-1}}\right)$$

where:

BVM_{T-1} is the BVM Reference Price determined in accordance with the Generic Royalty Regime for the immediately preceding Period;

NA_T is the North American Reference Price for the current Period; and

NA_{T-1} is the North American Reference Price for the immediately preceding Period.

(e) The Parties acknowledge (as a statement of principle only, and not with the intent of creating rights or obligations additional to those expressly set out in this Agreement) that the Syncrude BVM is not intended to competitively disadvantage the Lessees as a result of the application of a methodology that results in a higher value being attributed to Bitumen recovered from the Syncrude Royalty Project relative to the Projects of non-Integrated Producers. Accordingly, the Crown shall, for the Period ending December 31, 2009 and for each subsequent Period ending prior to January 1, 2015, calculate, based on data then available to the Crown, the weighted average price per barrel of all third party arm's length sales of Alberta Bitumen in that Period (without regard to further adjustments for quality or for transportation and handling costs) (the "**Alberta Bitumen Weighted Average Sales Price**") and advise the Lessees of the same within a reasonable time following the expiry of such Period. If the Syncrude BVM Per Barrel Price for any Period (the "**Triggering Period**") exceeds the Alberta Bitumen Weighted Average Sales Price for that Period, the Crown shall, within six (6) months of the expiry of that Period, review and make modifications to the Syncrude BVM (or any element thereof, as the Crown may consider necessary), applicable to the then current Period and thereafter, but not to the Triggering Period, that are designed by the Crown, acting reasonably and in good faith, for the purpose of realigning the Syncrude BVM so that for the then current Period and any subsequent Period, the Syncrude BVM Per Barrel Price will not exceed the Alberta Bitumen Weighted Average Sales Price for such Period.

(f) Subject to compliance with all of the requirements of this section 3, the Crown may, from time to time after January 1, 2009, modify the Syncrude BVM by written notice to the Lessees. The Crown may not, at any time after January 1, 2016, retroactively or retrospectively amend the Syncrude BVM in any manner inconsistent with any of the requirements of this section 3 with respect to any Period prior to January 1, 2016.

4. Royalty In Kind

Prior to January 1, 2012, any and all provisions of the Generic Royalty Regime that entitle the Crown to take the Crown royalty share in kind shall not apply to Bitumen recovered from the Syncrude Royalty Project. After January 1, 2012 and until January 1, 2016, the Crown's right to take Bitumen recovered from the Syncrude Royalty Project in kind will be modified in the manner described in this section 4:

(a) The Crown may exercise its right to take Bitumen recovered from the Syncrude Royalty Project in kind only if the Crown has, at the same time, for the same period of time, and on the same proportionate basis, exercised its right to take in kind, all or any portion of the Oil Sands Products recovered from the Projects of all other Integrated Producers (excluding any Integrated Producers for whom the Crown's royalty share of Oil Sands Products is less than three thousand barrels per day).

If, in connection with such taking in kind, the Crown does not require the Lessees' assistance, as provided in subsection (d), then, to the extent the Crown has, by legislative act or by the consent of the Lessees, a right to enter upon the Lessees' property to take delivery at the Royalty Calculation Point (as the Royalty Calculation Point is determined under subsections 9(a) and 9(f)), the Crown will ensure that any actions it may take do not adversely affect the Lessees or the economics (other than solely by virtue of the loss of the Crown's royalty share of Bitumen), efficiency or performance of the Lessees' operations, business or facilities or increase the Lessees' operational risks, and will also ensure that any activities of the Crown comply with the requirements of all applicable laws and the health, safety, environmental or operational policies, standards, procedures or requirements of the Lessees then in effect.

(b) Prior to the Crown exercising the right to take Bitumen in kind under subsection (a), the Crown shall in a timely manner initiate discussions with the Lessees and the Parties shall in good faith pursue discussions on contractual arrangements that will satisfy the conditions set forth in the second paragraph of subsection (a), including any commercial terms that may be necessary under subsection (d), all with a view to concluding such contractual arrangements on or before December 31, 2011.

(c) For the purposes of this section 4 and subject to the first paragraph of subsection (a):

(i) in the event the Lessees (as a group and not individually) and the Crown have not concluded an agreement under subsection (b) by January 1, 2012, then in lieu of the Crown taking Bitumen in kind from the Syncrude Royalty Project, the Lessees shall have the obligation to deliver to the Crown, the Crown's Bitumen royalty share (or portion thereof that the Crown has elected to take in kind, as applicable) by delivering an equivalent value of Bitumen that has been recovered from either the Syncrude Royalty Project or from another source, at such recognized industry hub within Alberta as may be specified by the Crown, the volume of which will be adjusted for the quality difference between delivered Bitumen and Bitumen from the Syncrude Royalty Project, subject to an allowance for transportation and handling costs (including, without limitation, diluent costs) that would have been applicable had the Bitumen been delivered from the Syncrude Royalty Project; and

(ii) the Crown shall be deemed to have exercised its right to take Oil Sands Products in kind from the Project of any other Integrated Producer even if that other Integrated Producer delivers to the Crown, the Crown's royalty share (or portion thereof that the Crown has elected to take in kind, as applicable) by delivering Bitumen of equivalent value that has been recovered from sources other than the Project of that Integrated Producer.

(d) If the Crown exercises its right to take in kind at any time prior to January 1, 2016, the Crown shall only be entitled to the Lessees' assistance relating to the storage, shipping, processing, transportation, handling, tankage, blending, upgrading, processing, marketing and/or any other activity associated therewith downstream of the Royalty Calculation Point (as the Royalty Calculation Point is determined under subsections 9(a) and 9(f)), upon commercial terms agreed to by the Lessees, acting reasonably, including such provisions regarding consideration for general and administrative services provided or incurred by the Lessees for the assistance provided to the Crown and such provisions regarding indemnification as the Lessees may require, acting reasonably. The provisions of this subsection (d) shall not apply after January 1, 2016; provided that any agreements

entered into by the Crown and the Lessees pursuant to this section 4 shall continue in full force and effect, in accordance with their terms.

(e) Any taking in kind by the Crown, as contemplated herein, shall be at the Crown's sole cost, risk and expense.

5. Bitumen Election

The Crown and the Lessees unconditionally and irrevocably acknowledge and agree that the Lessees have validly exercised their Bitumen Royalty Option with an effective date of January 1, 2009.

6. Project Description

(a) The Project Description effective as of the date hereof shall not be amended by the Minister prior to January 1, 2016 except (i) pursuant to subsection (c) or (ii) as requested by the Lessees and approved by the Minister after the date hereof. In considering all such amendments requested by the Lessees, the Minister shall apply the criteria set out in the Generic Royalty Regulation in effect as of January 1, 2008, in a manner generally consistent with their application to the Syncrude Royalty Project as at September 22, 2005.

(b) The Crown agrees that, effective the date of this Agreement, the "Leases" under the Crown Agreement as amended by this Agreement include the following Government of Alberta oil sands leases (in each case including any amendments from time to time and including any oil sands lease or other document of title issued as a consolidation or otherwise in substitution therefor):

Oil Sands Lease No. 7597050T10

Oil Sands Lease No. 7597030T12

Oil Sands Lease No. 7279120T17

Oil Sands Lease No. 7280040T22

Oil Sands Lease No. 7280090T29

Oil Sands Lease No. 7280090T30

Oil Sands Lease No. 7280100T31

Oil Sands Lease No. 7280110T34

(c) The Crown agrees and undertakes, notwithstanding the Generic Royalty Regime, that until December 31, 2033, except as otherwise requested or agreed to by the Lessees:

(i) the Crown will not amend the Project Description so as to remove from the Syncrude Royalty Project any of the Leases or any associated facilities (other than as provided in subsection (d)) that:

(A) are in the Project Description at that time;

(B) continue to be used for the Syncrude Royalty Project; and

(C) have not been disposed of by the Lessees; and

(ii) the oil sands mining and extraction operations carried on by the Lessees on the Leases will constitute a single royalty Project, without regard to any limitation on volume or production from the oil sands mining operations, and the Lessees are entitled, subject to making application under the Generic Royalty Regulation and subject to obtaining required ERCB approvals from time to time, to include within the single royalty Project mining and extraction facilities added from time to time on the Leases in the course of developing the Leases.

(d) The Lessees undertake to apply, and shall be deemed to have made application on January 1, 2010, under the Generic Royalty Regulation, to amend the Project Description so as to remove from the Project Description, effective December 31, 2010, any of the Shared Facilities that do not meet the percentage use threshold then specified in the Generic Royalty Regulation for inclusion of facilities in a Project; provided that particular Shared Facilities shall be deemed not to meet the percentage use threshold unless the Lessees have by December 31, 2010 established to the reasonable satisfaction of the Minister that the percentage use threshold is met in respect of such Shared Facilities; and provided that, notwithstanding the Generic Royalty Regime, no Other Net Proceeds shall follow from such removal from the Project Description.

7. Additional Royalty

(a) This Agreement is in every respect conditional on enactment with effect January 1, 2009 of new royalty rates for oil sands royalty Projects substantively as announced on October 25, 2007 in the Crown's "New Royalty Framework"; and if such new royalty rates have not by December 31, 2009 been enacted with effect January 1, 2009, then this Agreement shall be void *ab initio*.

(b) This Agreement supplements the Crown Agreement, and does not amend or affect the operation of the Crown Agreement except as required to give effect to the express provisions of this Agreement. For greater certainty, the Lessees will continue paying royalties pursuant to Clause 407 of the Crown Agreement in respect of Bitumen produced from the Syncrude Royalty Project to and including December 31, 2015.

(c) Subject to the condition in subsection (e) and subject to section 8, the Lessees agree to pay in respect of Bitumen produced from the Syncrude Royalty Project, in addition to royalties otherwise payable pursuant to Clause 407 of the Crown Agreement, additional royalties totalling $975 million for the years 2010 through 2015 inclusive (the "**Incremental Royalty Period**"), in accordance with the following:

Year	2010	2011	2012	2013	2014	2015
Payment ($Millions)	75	75	100	150	225	350

(d) Subject to subsection (e), the royalty payments required by subsection (c) shall be due and payable on January 31st next following the end of each year during the Incremental Royalty Period, and after such date shall bear interest at the same rate as other royalties under the Generic Royalty Regime that are not paid when due.

(e) The additional royalties payable under subsection (c) shall be contingent on production levels from the Syncrude Royalty Project, in accordance with the following provisions:

(i) In this subsection (e):

(A) "**Production Threshold**" shall mean 345,000 barrels per day of Bitumen production from the Syncrude Royalty Project, which the Parties mutually understand will approximately equate to 300,000 barrels per day of Syncrude synthetic crude oil;

(B) "**Actual Production**" shall mean the average daily production, in barrels per day of Bitumen, from the Syncrude Royalty Project;

(C) "**Cumulative**", as at any date, refers to the total Production Threshold or the Actual Production, as the case may be, accumulated from January 1, 2010 to that date; and

(D) "**Payment**" means a payment of additional royalty specified in subsections (c) and (d).

(ii) If, at the end of the Incremental Royalty Period, Cumulative Actual Production is less than the Cumulative Production Threshold, then the total additional royalties payable under subsection (c) shall be reduced from $975 million to an amount calculated by multiplying $975 million by the Cumulative Actual Production divided by the Cumulative Production Threshold.

(iii) Without altering the total additional royalties specified by clause (ii), but rather in furtherance of that result, if as at the end of any year during the Incremental Royalty Period the Cumulative Actual Production is less than the Cumulative Production Threshold, then the Payment for that year shall be adjusted so as to equal:

(A) the aggregate Payments specified in subsection (c) for the years to and including the year in question, multiplied by the Cumulative Actual Production to the end of that year divided by the Cumulative Production Threshold to the end of that year, less

(B) the actual Cumulative Payments that have been previously made to the Crown.

(iv) Provided Payments in accordance with this subsection (e) are made for each year during the Incremental Royalty Period by the time specified in subsection (d), no interest will be payable by either party to the other in connection with achieving the net result required by clause (ii) at the end of the Incremental Royalty Period.

(f) The Lessees acknowledge that they have represented to the Crown as of September 26, 2008 the Lessees' good faith best estimate, established for their own purposes, of production levels for the Syncrude Royalty Project during the Incremental Royalty Period; but the Crown acknowledges that the Lessees do not by such acknowledgement provide any warranty or make any promise or assume any duty of care in regard to the accuracy of their current estimate of production levels or actual production for the Syncrude Royalty Project during the Incremental Royalty Period.

(g) The Crown and the Lessees agree that all amounts payable by the Lessees under this Agreement are royalties for all intents and purposes.

8. Adjustments to the Royalty

(a) If the Crown fails to fully comply with its obligations under subsections 3(b) to 3(f) inclusive, the Crown shall promptly rectify the non-compliance upon receiving notice from the Lessees of the non-compliance.

(b) If the Crown fails to:

(i) rectify any non-compliance referred to in section 8(a) (including, without limitation, re-calculating any royalty inappropriately calculated by the Crown), within six (6) months of receiving from the Lessees notice of the non-compliance or, in the event that the Crown disputes in good faith the allegation of non-compliance, within six (6) months of final resolution of that dispute, whether by agreement of the Parties or pursuant to any court proceedings , including by the payment, if applicable, to the Lessees of an amount equal to the difference between the royalties actually paid by the Lessees to the Crown for the relevant Period in respect of the Syncrude Royalty Project and the royalties that the Lessees would have paid to the Crown in respect of that Period if the Crown had complied with the provisions referred to in subsection 8(a), plus interest thereon at the rate of interest specified below, calculated from the date of the non-compliance to the date of payment; or

(ii) make the adjustments to the Syncrude BVM required by subsection 3(e) within the six month period specified therein or, in the event that the Crown disputes in good faith an assertion by the Lessees that adjustments to the Syncrude BVM are required by the terms of subsection 3(e), within six months of final resolution of that dispute, whether by agreement of the Parties or pursuant to any court proceedings or any binding arbitration entered into by agreement of the Parties;

then, in addition to any other remedies available to the Lessees in respect of such failure, this Agreement shall immediately be and be deemed to be amended by deleting section 7 of this Agreement in its entirety for any Period during which the non-compliance occurs or continues to occur.

The rate of interest for the purposes of subsection (b) shall be the BA Rate plus 100 basis points, where "BA Rate" means the per annum rate of interest that is the rate, determined as being the arithmetic average of the rates per annum (calculated on the basis of a year of 365 days) applicable to Canadian dollar bankers' acceptances with a term of 60 days, displayed and identified as such on the display referred to as the "CDOR Page" (or any display substituted therefore) of Reuters Monitor Money Rates Service as at approximately 8:00 a.m. (Calgary time) on such day.

9. <u>Certain Provisions of the Generic Royalty Rules</u>

(a) Except where expressly otherwise agreed to by the Lessees by notice to the Crown, and subject to subsections (b), (c), (d), (f) and (h) and section 10, no changes made after January 1, 2008 to the Allowed Cost Rules (as defined below) shall apply to the Lessees in respect of the Syncrude Royalty Project for any Period prior to January 1, 2016, and the Crown agrees to apply the Allowed Cost Rules to the Syncrude Royalty Project for any Period prior to January 1, 2016, in a manner generally consistent with their application to the Syncrude Royalty Project as at January 1, 2005. In this section 9, "**Allowed Cost Rules**" means the provisions of the Generic Royalty Regulation relating to the meaning of any of Allowed Cost (including, without limitation, Schedule 2 of the Generic Royalty Regulation), Qualifying Joint Venture Project, Net Revenue, Gross Revenue, Royalty Calculation Point, Other Net Proceeds or any related provisions relevant to the interpretation thereof, together with any business rules, interpretations or guidelines if, and only if, such business rules, interpretations or guidelines were published by the Crown prior to January 1, 2005, all of the foregoing subject to any adjustment or limitation that may be contained in the Syncrude BRO Agreement.

(b) Notwithstanding subsection (a), the Crown agrees that the following costs shall be included in the Allowed Cost Rules unless they are expressly disallowed for all Projects by Alberta government policy:

(i) payments or offsets in respect of project emissions under the *Climate Change and Emission Management Act* (Alberta), or any successor legislation;

(ii) reclamation activities under the Crown's proposed "Mine Liabilities Management Program", or any successor program; and

(iii) any other costs paid under any other legislation or program of the Crown in respect of reclamation, technology, credits or offsets.

(c) The Crown shall promptly provide the Lessees with written notice of any of the following changes to any of the provisions of the Generic Royalty Rules relating to the meaning of any of Allowed Cost, Net Revenue, Gross Revenue, Royalty Calculation Point, Other Net Proceeds or any related provisions relevant to the interpretation thereof:

(i) changes made for improved administration or efficiency that will not result in an increase in the royalties that would otherwise be paid by the Lessees under this Agreement; and

(ii) changes that are applicable generally to Projects that will result in a decrease in the royalties that would otherwise be paid by the Lessees under this Agreement.

The Lessees may, at any time after such changes are made, but not later than 60 days of receiving such notice, elect, by written notice to the Crown, to have any one or more of such changes apply to the Syncrude Royalty Project. If the Lessees so elect, such changes will apply as of the date such changes became effective or were applied under the Generic Royalty Rules.

(d) Notwithstanding subsection (a), any change made to the meaning of Allowed Cost specifically in relation to costs that are unique in nature and that have never been incurred in respect of a Project prior to the date hereof, will, if applicable generally to Projects, apply to the Syncrude Royalty Project without the consent or agreement of the Lessees.

(e) The Crown agrees, notwithstanding the provisions of the Generic Royalty Regulation governing eligibility for status as a Qualifying Joint Venture Project and notwithstanding any amendment or repeal of those provisions, and notwithstanding the Lessees' exercise of the Bitumen Royalty Option, that to and including December 31, 2015 the Syncrude Royalty Project will continue to be treated as a Qualifying Joint Venture Project under the Allowed Cost Rules as defined in subsection (a).

(f) Notwithstanding the Generic Royalty Regime and notwithstanding subsection (a), the Crown agrees that to and including December 31, 2015 the Royalty Calculation Point in respect of the Syncrude Royalty Project will be located at the diluent recovery units (Plants 7-1, 7-2 and 7-3 and, if constructed and in operation on or before December 31, 2015, one additional diluent recovery unit).

(g) Notwithstanding the Generic Royalty Regime, the Crown agrees that for the calendar years 2009 and 2010 the Crown will rely on measurements of the quantity of Bitumen produced by the Syncrude Royalty Project that accord with protocols of the ERCB and are reported on ERCB Form S-23 or its equivalent; and following 2010 measurements of the quantity of Bitumen produced by the Syncrude Royalty Project shall be governed by the Generic Royalty Regime.

(h) The Parties agree that, for the life of the Syncrude Royalty Project, for purposes of the Generic Royalty Regime but subject to the provisions thereof then applicable to the Syncrude Royalty Project regarding allowed costs, reclamation and remediation and other costs (excluding dismantling and decommissioning costs) incurred as a result of contamination or disturbance of land, that are attributable to upgrading operations (including Shared Facilities and including sulphur stockpile) rather than attributable to Bitumen production operations, shall:

  (i) be attributed to the Syncrude Royalty Project to the extent that the contamination or disturbance was caused on or before December 31, 2008 by upgrading operations (including Shared Facilities and including sulphur stockpile) that were then part of the Syncrude Royalty Project; and

  (ii) not be attributed to the Syncrude Royalty Project to the extent that the contamination or disturbance was caused after January 1, 2009 by upgrading operations not part of the Syncrude Royalty Project;

and the Parties undertake to in a timely manner mutually cause to be carried out, by a mutually acceptable third party, a confidential baseline study identifying, with as much detail and precision as is feasible, the extent and nature of contamination or disturbance caused to and including December 31, 2008 by upgrading operations then part of the Syncrude Royalty Project, which study may include an inventory of the upgrader assets as at December 31, 2008. The Parties agree that, notwithstanding the Allowed Cost Rules, the cost of procuring the baseline study shall be paid by the Lessees and shall be an Allowed Cost of the Syncrude Royalty Project.

10. Allocation of Costs

(a) The Crown and the Lessees mutually recognize that following January 1, 2009 certain costs incurred in the carrying out of the integrated oil sands mining, extraction and upgrading operations (in this section, the "Integrated Operation") will need to be allocated between the Syncrude Royalty Project and the non-Syncrude Royalty Project operations. Accordingly, the Parties agree by this section on certain cost allocations, which will apply notwithstanding the provisions of the Generic Royalty Regime.

(b) For each of 2009 and 2010, 64.5% of the aggregate operating expenditures of the Integrated Operation during that year that would qualify as Allowed Costs under the Allowed Cost Rules (as defined in section 9) if the Integrated Operation were the royalty Project, shall be allocated to the Syncrude Royalty Project as Allowed Costs.

(c) In addition to the 64.5% allocation provided for by subsection (b), the Lessees shall be entitled to claim as Allowed Costs in the years 2009 and 2010 the following amounts in respect of certain fuels produced in the Integrated Operations and consumed in Bitumen production for the Syncrude Royalty Project:

(i) for each calendar month, the value of the quantity of diesel so consumed during such month, valued at the least of:

(A) average daily Edmonton wholesale price, as posted by Shell, Petro-Canada and Imperial Oil (or equivalent alternatives if such postings are not available), after being adjusted for quality and for transportation at the Syncrude Royalty Project;

(B) actual weighted average third party sales by the Integrated Operation, pursuant to clause (iv), after being adjusted for quality and for transportation at the Syncrude Royalty Project; and

(C) actual weighted average third party purchases by the Integrated Operation, pursuant to clause (iv), after being adjusted for quality and for transportation at the Syncrude Royalty Project;

during the applicable calendar month, in each case excluding Alberta fuel tax and any goods and services tax under Part IX of the *Excise Tax Act* (Canada), and as measured in accordance with ERCB protocols and noted on ERCB Form S-23 or any successor form;

(ii) for each calendar month, the value of naphtha so consumed, valued at the least of:

(A) average actuals posted on NetThruPut (or any organization succeeding to the current function of NetThruPut in relation to such function), after being adjusted for quality and transportation at the Syncrude Royalty Project;

(B) actual weighted average third party sales by the Integrated Operation pursuant to clause (iv), after being adjusted for quality and transportation at the Syncrude Royalty Project; and

(C) actual weighted average third party purchases by the Integrated Operation pursuant to clause (iv), after being adjusted for quality and transportation at the Syncrude Royalty Project;

during the applicable calendar month, in each case excluding any goods and services tax under Part IX of the *Excise Tax Act* (Canada), and as measured in accordance with ERCB protocols and noted on ERCB Form S-23 or any successor form; and

(iii) for each calendar month, the value of hydro-carbon fuel gas so consumed, valued at the least of:

(A) the monthly Alberta Gas Reference Price, divided by the pipeline fuel/loss factor, as published by the Alberta Department of Energy for the purpose of natural gas royalties, on an equivalent energy content basis, plus transportation charges calculated as the sum of the load factor Average Firm Service Receipt Price and the intra-Alberta delivery commodity rate (such as but not limited to FT-R, FT-A or its successors) as found in the gas transportation tariff (table of rates, tolls and charges) of Nova Gas Transmission Ltd. (or its successor), required to deliver gas to the Syncrude Royalty Project;

(B) actual weighted average third party sales of hydro-carbon fuel gas, on an equivalent energy content basis, by the Integrated Operation pursuant to clause (iv), after being adjusted for transportation at the Syncrude Royalty Project; and

(C) actual weighted average third party purchases of natural gas, on an equivalent energy content basis, by the Integrated Operation pursuant to clause (iv), after being adjusted for transportation at the Syncrude Royalty Project;

in each case excluding any goods and services tax under Part IX of the *Excise Tax Act* (Canada).

(iv) for the purposes of determining prices pursuant to subclauses (B) and (C) of each of clauses (i), (ii) and (iii),

(A) only transactions that are between commercial entities reflecting bulk type sales or purchases (as the case may be) in the normal course of business shall be considered, and

(B) subclauses (B) and (C) of clauses (i), (ii) and (iii) shall have application only in months where the aggregate volumes of sales or purchases (as the case may be) in a month are at least 7.5% of the internally consumed volumes for the Integrated Operation during that month.

(d) For purposes of subsection (c)(iii), in the years 2009 and 2010 the amount of hydro-carbon fuel gas consumed in Bitumen production for the Syncrude Royalty Project shall be conclusively determined as 0.208 gigajoules per barrel of Bitumen production, as measured in accordance with ERCB protocols and noted on ERCB Form S-23 or any successor form.

(e) For the years 2011 through 2015,

(i) for purposes of applying the Allowed Cost Rules, the Crown and the Lessees will seek to agree upon a percentage allocation of the aggregate operating expenditures of the Integrated Operation (based only on expenditures that would qualify as Allowed Costs if the Integrated Operation were the royalty Project), in each case in light of the previous year's actual operating expenditures for the Integrated Operation (which the Lessees agree shall be subject to audit in the same way as if the Integrated Operation were the royalty Project). In the absence of an agreement on such allocation for any of such years, cost allocation between the Syncrude Royalty Project and the non-Syncrude Royalty Project operations for that year shall be determined in accordance with the provisions of the Generic Royalty Regime then governing cost allocations (which, for greater certainty, shall not be limited to provisions in effect as of January 1, 2008, notwithstanding subsection 9(a)); and

(ii) in determining the Allowed Costs of the Syncrude Royalty Project, the Crown will recognize at values reflective of market price the value of diesel, naphtha and hydro-carbon fuel gas produced by the Integrated Operation and consumed in the production of Bitumen within the Syncrude Royalty Project.

(f) For the years 2009 and 2010, the Crown and the Lessees agree that capital expenditures in respect of any facilities within the Integrated Operation that will be used in part for the Syncrude Royalty Project and in part for non-Syncrude Royalty Project operations within the Integrated Operation shall be allocated on a reasonable basis between the Syncrude Royalty Project and the non-Syncrude Royalty Project operations, such reasonable basis to be determined by agreement between the Crown and the Lessees and, failing such agreement in respect of one or more of such facilities, shall be settled by final and binding arbitration by a sole arbitrator pursuant to the *Arbitration Act* (Alberta). The Parties agree that where capital has been allocated by agreement between the Parties, either pursuant to this subsection or by inclusion of assets within Shared Facilities, then no cost of capital shall be included in any cost of service calculation (other than in relation to custom processing in connection with the delivery of royalty in kind) under the Generic Royalty Regulation in respect of the particular capital assets.

(g) The Crown and the Lessees acknowledge that they do not intend by the provisions of this section to allow for the double-counting within Allowed Costs of any particular cost or the double-counting of any revenue, and agree that if any double-counting is found to result from any provision of this section, they will take steps to eliminate the double-counting, if necessary by amendment letter under section 20.

11. Taxes

(a) If, prior to January 1, 2016, the Lessees become subject to any new or increased Taxes enacted or imposed by the Crown after the date hereof (other than income taxes, goods and services tax and other Taxes of general application to the public or corporations at large and that are not referable to, or calculable on, the recovery of Oil Sands Products, and other than the levies or payments as set forth in the *Climate Change and Emissions Management Act* (Alberta) as of the date of this Agreement) that are imposed by the Crown on the oil sands industry or in respect of the exploration, production and sale of Oil Sands Products in the Province of Alberta, the Lessees shall be entitled to a credit

equal to the amount of such new and increased Taxes (the "**Royalty Credit Amount**") in any Period.

(b) The Royalty Credit Amount will be applied:

(i) firstly, to the extent the Crown has authority to do so, as a set-off against such new and increased Taxes otherwise payable by the Lessees to the Crown in respect of the Period, at the same time such Taxes are payable under the applicable provincial tax or other enabling legislation; and

(ii) secondly, and without duplication, as a set-off against royalties otherwise payable by the Lessees to the Crown under this Agreement in respect of the Period.

(c) Because the application of the Royalty Credit Amount under this Agreement may itself be subject to Taxes on income, then, if, and to the extent that, such new and increased Taxes are not deductible for federal or provincial income tax purposes, the aggregate amount of the Royalty Credit Amount so applied shall be adjusted so that the Royalty Credit Amount is equal to:

$$\frac{\text{the Royalty Credit Amount prior to the imposition of such Taxes}}{1\text{-TR}}$$

where "TR" means either the combined federal and provincial income tax rate, or if only one such tax is involved in the calculation, the income tax rate for that tax, then in effect for such Taxes on income.

(d) If, in respect of a Period, the Royalty Credit Amount (adjusted in accordance with subsection (c), if applicable) exceeds the aggregate amount of set-offs against Taxes and royalties under subsection (b), the amount of such excess shall be paid by the Crown to the Lessees, in cash, within 30 days of the date the Lessees file their end of Period report in respect of the Syncrude Royalty Project for the applicable Period.

(e) The Crown and the Lessees mutually intend by the provisions of this section that during the applicable Period the Lessees will be kept whole against Taxes, other than Taxes excepted by subsection (a), but will not as a result of the Royalty Credit Amount become entitled to any combination of set-off or payment under this section that, in aggregate, exceeds or is less than the amount of such Taxes (including Taxes on the Royalty Credit Amount addressed by subsection (c) to which the Lessees becomes subject; and the provisions of this section shall be construed accordingly.

(f) If the new or increased Taxes provided in subsection (a) are considered to be deductible in the calculation of Net Revenue for royalty calculation purposes, the Royalty Credit Amount shall be added to Net Revenue in the Period credited or paid to the Lessees, as the case may be.

12. <u>Syncrude Joint Venture Participants</u>

(a) The Crown acknowledges and agrees that

(i) the obligations of the Lessees to pay royalties pursuant to Clause 407 of the Crown Agreement and the Generic Royalty Regime, and

(ii) the obligations of the Lessees to pay additional royalties under section 7 of this Agreement,

are several and not joint or joint and several, and are in accordance with their respective participation interests in the Syncrude Joint Venture.

(b) The Crown acknowledges and agrees that in section 11 of this Agreement, "Taxes" means any Taxes to which any of the Lessees become subject, and that Royalty Credit Amounts under subsection 11(a) shall be calculated and addressed individually for the respective Lessees.

13. Generic Royalty Rules

(a) Commencing as of January 1, 2016, but without retroactive or retrospective effect to any Period prior to January 1, 2016, the royalty rates set forth in the Generic Royalty Regime shall apply with respect to Bitumen recovered from the Syncrude Royalty Project.

(b) The application and/or interpretation of the Generic Royalty Rules or any changes thereto, whether before or after January 1, 2016, shall not have the effect of subjecting the Lessees in respect of Bitumen or any other Oil Sands Products recovered from the Syncrude Royalty Project, to any additional burdens, amounts or charges in respect of its royalties payable (excluding any increased royalties payable as a result of the operation or application of the Syncrude BRO Agreement) because the Lessees were not always on a Bitumen-based royalty. In particular, but without limiting the generality of the foregoing, and subject to sections 9 and 10, for the purposes of any cost of service, non-arm's length proceeds, or other calculations relating to royalties payable by the Lessees on Oil Sands Products recovered from the Syncrude Royalty Project,

(i) the value of assets not utilized in the Syncrude Royalty Project after December 31, 2008, and

(ii) the value of Shared Facilities allocated to non-Syncrude Royalty Project operations, for purposes of the Generic Royalty Rules,

shall be determined as if the Lessees had always been on a Bitumen-based royalty and had never claimed costs relating to upgrading assets.

14. Intent

The Crown acknowledges, for greater certainty, that the provisions of this Agreement are intended to afford stability and certainty in relation to the subject-matter of the respective provisions for the stated duration of the respective obligations, notwithstanding any subsequent enactments. The Crown further undertakes that it will not single out or target the Syncrude Royalty Project or the Lessees for punitive or discriminatory treatment in regard to any matter addressed by any of the provisions of this Agreement or the Act or in relation to any payments under the Leases; and this undertaking of the Crown shall extend, in the case of any matter expressly addressed by this Agreement, for the stated duration of the Crown's obligations in relation to that particular matter, and in the case of any other matter, until December 31, 2015.

15. Lessees Not to be Treated Less Favourably

If the Crown, at any time and for any Period prior to 2016, enters into any agreement to amend or supplement the Suncor Royalty Amending Agreement or any ancillary documents relating thereto with terms and conditions that, in the Minister's reasonable opinion, are more favourable, taken as a whole, than the terms and conditions applicable to the Syncrude Royalty Project pursuant to this Agreement, then the Lessees shall be entitled to and the Crown will offer to amend this Agreement to provide comparable terms such that the Syncrude Royalty Project is not treated less favourably than Suncor in respect of the Suncor Project in respect of any Period prior to 2016, provided that no agreement negotiated and entered into in good faith by the Crown with Suncor as a result of the Crown entering into this Agreement that is limited in its intent (viewed objectively, having regard to the substantive material effects of the amending or supplementing agreement with Suncor) to the purpose of complying with section 11 of the Suncor Royalty Amending Agreement shall trigger any rights on the part of the Lessees under this section.

16. Notice

(a) Any notice, consent, approval, determination or other communication to be given or sent to a Party pursuant to this Agreement must be in writing to be effective, and shall be effective when delivered by any means (including fax transmission or e-mail) to the following respective addresses:

(i) In the case of the Crown:

Department of Energy
10th Flr, Petroleum Plaza North Tower
9945-108 St.
Edmonton, Alberta, T5K 2G6

Attention: Deputy Minister of Energy
Fax: (780) 644-3103
E-Mail: peter.watson@gov.ab.ca

(ii) in the case of the Lessees, to each of the following:

Canadian Oil Sands Limited
2500 First Canadian Centre
350-7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: General Counsel & Corporate Secretary
Fax: (403) 218-6227
E-Mail: trudy_curran@cos-trust.com

ConocoPhillips Canada Pipelines Limited.
1600, 401 – 9th Avenue S.W.
Calgary, AB, T2P 2H7

Attention: Corporate Secretary
Facsimile: (403) 233-5505
E-Mail: alan.p.scott@conocophillips.com

Imperial Oil Resources
P.O. Box 2480, Station M
237 - 4 Avenue
Calgary, Alberta
T2P 0H6

Attention: Vice President, General Counsel & Corporate Secretary
Facsimile: (403) 237-4300
E-Mail: brian.w.livingstn@esso.ca

Mocal Energy Limited
c/o Japan Canada Oil Co., Ltd.
1-3-12 Nishi Shimbashi
Minato-Ku
Tokyo 105-0003, Japan

Attention: General Manager, Project Coordination and Business Development
Facsimile: 81-3-3501-2692
E-Mail: ryunosuke.onogi@noex.eneos.co.jp

Murphy Oil Company Ltd.
#1700, 555 - 4 Avenue S.W.
Calgary, Alberta
T2P 3E7

Attention: Vice President, Joint Ventures and Business Development
Facsimile: (403) 294-8851
Email: cal_buchanan@murphyoilcorp.com

Nexen Oil Sands Partnership
2900, 801 – 7th Avenue S.W.
Calgary, Alberta
T2P 3P7

Attention: VP, General Counsel & Secretary
Facsimile: (403) 699-5743
Email: eric_miller@nexeninc.com

Petro-Canada
P.O. Box 2844, Station M
150 - 6 Avenue S.W.
Calgary, Alberta
T2P 3E3

Attention: Senior Vice-President, Oil Sands
Facsimile: (403) 296-5454
Email: ncamarta@petro-canada.ca

Syncrude Canada Ltd.
Law Department
P.O. Box 2480, Station M
237 Fourth Avenue S.W.
Calgary, Alberta
T2P 3M9

Attention:	General Counsel & Corporate Secretary
Facsimile:	(403) 237-2037
Email:	ray.b.hansen@esso.ca

(b) Any Party may at any time change its address information by giving notice to all of the others in the above manner.

17. No Fettering of Discretion

The Parties acknowledge that nothing in this Agreement is intended to or is to be construed as, fettering the discretion of the Minister to enact regulations under the Act as the Minister, in his or her sole discretion, sees fit; provided that any such enactments shall not apply to the Syncrude Royalty Project or to the Lessees in respect of the Syncrude Royalty Project to the extent such enactments conflict with the provisions of this Agreement and the terms of this Agreement shall continue to apply unaffected.

18. Further Assurances

Each of the Parties shall from time to time and at all times hereafter, do all further acts and execute and deliver all further documents as are reasonably required to fully perform this Agreement.

19. Section 9(a) Agreement

The Crown has entered into this Agreement under section 9(a) of the Act, pursuant to the authority of an Order in Council.

20. Errors

If an error is discovered in this Agreement after its execution that is not material or substantive in nature and that the Parties wish to correct, then such correction may be effected by way of an amendment letter.

21. Governing Law

This Agreement shall be construed and interpreted in accordance with the laws in force in the Province of Alberta. Alberta Courts shall have exclusive jurisdiction over all matters arising in relation to this Agreement, and each Party accepts the jurisdiction of Alberta Courts.

22. Enurement

This Agreement shall enure to the benefit of and be binding upon each Party and its successors and permitted assigns.

23. Invalidity

If any provision of this Agreement is deemed to be or becomes void, illegal, invalid or unenforceable, then, to the extent of such voidability, illegality, invalidity or unenforceability, such provision shall be considered ineffective and separate and severable from the balance of this Agreement and such provision shall not invalidate, affect or impair the remaining provisions of this Agreement and this Agreement shall be construed as if such void, illegal, invalid or unenforceable provision had never been contained herein; so long as the economic and legal substance of the subject matter of this Agreement is not affected thereby in any manner materially adverse to any Party.

24. Counterpart Execution

This Agreement may be executed in separate counterparts, in which case, all the executed counterparts together shall constitute one and the same agreement, and communication of execution by fax transmission or by e-mailed PDF shall constitute good delivery.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

HER MAJESTY THE QUEEN IN RIGHT ALBERTA, as represented by the Minister of Energy

[*Signed*]

CANADIAN OIL SANDS LIMITED

[*Signed*]

CONCOCOPHILLIPS OIL SANDS PARTNERSHIP II, a partnership, by its managing partner, ConocoPhillips Pipelines Limited

[*Signed*]

IMPERIAL OIL RESOURCES, a limited partnership, by its managing partner, Imperial Oil Resources Limited

[*Signed*]

MOCAL ENERGY LIMITED

[*Signed*]

MURPHY OIL COMPANY LTD.

[*Signed*]

NEXEN OIL SANDS PARTNERSHIP, a partnership, by its managing partner, Nexen Inc.

[*Signed*]

PETRO-CANADA OIL AND GAS, a partnership, by its principal partner, Petro-Canada

[*Signed*]

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands provides 2009 Budget

Calgary, AB., Dec. 9, 2008 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands" or "we") today announced our Budget for 2009. Unless otherwise noted, all figures are based on Canadian Oil Sands' 36.74 per cent working interest in the Syncrude joint venture and all financial figures are in Canadian dollars.

Synthetic crude oil production	
Annual total	42.3 million barrels (range of 40 to 44 million barrels)
Daily average	115,800 barrels per day
Operating costs	$30.72 per barrel
Cash from operating activities	$1.70 per Trust Unit
Capital Expenditures	$440 million
Key assumptions:	
WTI Crude Oil (US$ per barrel)	$50.00
Premium (Discount) to Cdn$ WTI (Cdn$/bbl)	($4.00)
AECO Natural Gas (Cdn$/GJ)	$6.00
Foreign Exchange Rate (US$/Cdn$)	$0.825

The 2009 Budget reflects the following main factors:

- A production estimate that incorporates a turnaround of Coker 8-3 in the second quarter of the year, a turnaround of the LC-Finer in the third quarter, a turnaround of the vacuum unit with the timing not yet determined, and an allowance for some unplanned outages. The production range reflects the upside and downside in volumes Syncrude could experience, depending on operational reliability. We believe the main factor limiting production in 2009 is constrained bitumen supply as a result of reduced reliability in the mining and extraction processes, which Syncrude is working to solve.
- Amended Crown royalty terms for the Syncrude project, which are based on 25 per cent of plant gate bitumen revenue less Syncrude operating, non-production and allowed capital costs relating to bitumen production, plus recapture of

upgrader growth capital. See Canadian Oil Sands' press release dated November 18, 2008 for more information.
- A capital expenditure budget of $440 million, or about $10.40 per barrel. Approximately $290 million of the budget is allocated for maintenance of business and other, with the remaining $150 million allocated for the Syncrude emissions reduction ("SER") project. The SER project is a multi-year environmental project that is designed to reduce sulphur compound emissions by approximately 60 per cent from current approved levels when completed.

Changes in certain factors and market conditions could potentially impact this Budget. In particular, cash from operating activities is highly sensitive to crude oil prices and US/Canadian dollar foreign exchange rates. Every US$1.00 per barrel change in the WTI crude oil price impacts cash from operating activities by $0.08 per Trust unit while every $0.01 US/Cdn change in the exchange rate impacts cash from operating activities by $0.05 per Trust unit. More information on the Trust's 2009 Budget, including a sensitivity analysis of other key factors affecting the Budget, is provided in our 2009 guidance document, which is available on the Trust's web site at www.cos-trust.com under "investor". Canadian Oil Sands intends to continue providing quarterly updates to its guidance.

"Syncrude's focus continues to be on improving operational reliability. We are realizing the benefits of Imperial Oil and ExxonMobil's assistance, most notably in improved upgrader throughput and better energy efficiency. Production gains are anticipated in 2009 over 2008 with the objective of reaching our design capacity of 350,000 barrels per day, gross to Syncrude, in 2010," said Marcel Coutu, Canadian Oil Sands' President and Chief Executive Officer.

Canadian Oil Sands' financial plan for 2009 is based on maintaining a strong balance sheet with an immediate objective of preserving our liquidity position and financial flexibility in light of tight credit market conditions. The Trust has about $500 million in debt maturities in 2009, which it plans to refinance through draws on its $840 million of available credit facilities, or by terming out in the debt capital markets. Distributions during this period likely will more closely reflect our discretionary cash from operating activities. Once the credit markets have stabilized, the Trust will continue with its plan of reaching $1.6 billion in net debt by the end of 2010.

Mr. Coutu added: "The Trust is in a strong financial position with low debt, the potential for growing volumes by reaching the design capacity of existing infrastructure and low expansion capital commitments. Our strong balance sheet is an important asset as we manage our business through this low crude oil price cycle."

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 481.5 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected production in 2009; the expected operating costs for 2009; the amount of cash from operating activities in 2009; the reduced capital spending; the capital forecast for 2009; the type of maintenance that will be required in 2009; energy costs for 2009; WTI prices and foreign exchange rates in 2009; plans to resolve bitumen production and extraction issues over the next year; estimates of Crown royalties for 2009; plans to reach design capacity in 2010; the timing and financing with respect to the $500 million of debt maturing in 2009; plans relating to distributions and in particular the expectation that our distributions will more closely reflect discretionary cash from operating activities; expected cost and reduction in sulphur emissions relating to the SER project; and the plans to reach a net debt target of $1.6 billion by the end of 2010. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: operating constraints due to weather, especially as it relates to bitumen production; general operational issues relating to a complex, integrated mining and upgrading facility; labour and cost pressures in the oil sands industry and in the Fort McMurray area in particular; the regulatory changes that impact oil and gas operations; the nature of the regulations imposed by the federal government on income trusts; general economic, business and market conditions, especially in the current credit market environment; commodity prices; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. The 2009 Budget reflects various assumptions, which are outlined in the guidance document dated December 9, 2008. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement. The information was approved by management on December 9, 2008 and circumstances after this date may change the outcomes or results achieved.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

fourth quarter report

Canadian Oil Sands Trust announces financial and operating results for 2008

All financial figures are unaudited and in Canadian dollars unless otherwise noted.

TSX - COS.UN

Calgary, Alberta (January 28, 2009) – Canadian Oil Sands Trust ("Canadian Oil Sands", the "Trust" or "we") recorded fourth quarter cash from operating activities of $466 million ($0.97 per Trust Unit ("Unit")) compared with $367 million ($0.77 per Unit) for the fourth quarter of 2007. Net income for the fourth quarter 2008 was $124 million ($0.26 per Unit) compared with net income of $515 million ($1.07 per Unit) for the same period in 2007. The decrease in net income is primarily a result of lower revenues, higher operating costs, unrealized foreign exchange losses on long-term debt and lower future income tax recoveries. The increase in quarter-over-quarter cash from operating activities reflects net income changes as well as changes in non-cash working capital.

Annual cash from operating activities for 2008 amounted to $2.2 billion ($4.66 per Unit) compared with $1.4 billion ($2.87 per Unit) in 2007. Net income in 2008 was $1.5 billion ($3.17 per Unit) compared with $743 million ($1.55 per Unit) in 2007. The increase in cash from operating activities and net income in 2008 over the prior year is primarily a result of higher revenues during the first three quarters of the year net of increases in operating expenses and Crown royalties. As well, 2007 net income reflects a one-time future income tax expense of $701 million relating to trust taxation.

The Trust's financial performance during the fourth quarter of 2008 reflects the impact of the significant decline in crude oil prices relative to the first nine months of the year. With crude oil prices continuing to decline into 2009 and the effect on the Trust's cash from operating activities, the Trust has reduced its distribution for the first quarter of 2009 to $0.15 per Unit. We believe this distribution cut is a prudent measure to manage liquidity in the current business environment. It is also consistent with our strategy of managing the Trust with a long-term view. The distribution will paid to Unitholders of record on February 9, 2009, payable on February 27, 2009. As well, the Trust is reinstating its Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan ("DRIP"). Eligible Unitholders may elect to participate in the DRIP for the February distribution; see details at the end of this release.

"Crude oil prices have continued to decline since our third quarter release, significantly reducing earnings," said Marcel Coutu, President and Chief Executive Officer. "With an expectation that near-term

crude oil prices will remain weak, we deemed it prudent to reduce the distribution to reflect this lower price environment and to preserve our financial flexibility. The re-activation of our DRIP should further support balance sheet equity and distributions, as we manage our business through this challenging economic period. It also offers significant benefits to participating Unitholders by allowing them to reinvest their distribution to receive new Canadian Oil Sands Units at a five per cent discount to a weighted average trading price, or a premium distribution amount."

Added Mr. Coutu: "I believe Syncrude remains the best positioned oil sands operator. We are maintaining a capital program that addresses our needs to sustain our business infrastructure, as well as continuing the pre-engineering work for the Stage 3 debottleneck expansion."

Sales volumes in the fourth quarter of 2008 totalled 10.1 million barrels (110,200 barrels per day) compared with 10.7 million barrels (116,400 barrels per day) in the equivalent 2007 period. Production volumes in the fourth quarter of 2008 were reduced by a scheduled coker turnaround and constrained bitumen production while the 2007 fourth quarter was impacted by a shorter, unplanned coker outage. Sales volumes in 2008 totalled 38.8 million barrels (106,000 barrels per day) compared with 41.0 million barrels (112,300 barrels per day) in 2007. The decline reflects more facility downtime in 2008 with two planned coker turnarounds and a disruption in operations during the first quarter. As well, reliability issues constrained bitumen production in 2008.

Operating costs in 2008 were $35.26 per barrel, an increase of $10.03 per barrel from 2007. The increase primarily reflects: higher volumes of overburden removed in 2008 than 2007 and increased use of contractors to support this activity; inflationary cost increases; bitumen purchases during the first half of 2008; additional costs associated with the operational upset in the first quarter 2008; and higher natural gas consumption and prices in 2008. The lower production volumes in 2008 compared with 2007 also contributed to higher per barrel operating costs.

On December 31, 2008, a Syncrude employee died on site while working in the hydroprocessing area. Occupational Health and Safety investigators have completed their initial investigation into the fatality and Syncrude is now conducting its own full investigation. Syncrude is committed to the safety of its employees and is deeply sorry that this tragic incident occurred. Our condolences are with the family. In 2008, Syncrude's total recordable injury rate was 0.59 for every 200,000 hours worked compared with a rate of 0.70 recorded in 2007.

CANADIAN OIL SANDS TRUST
Highlights

(millions of Canadian dollars, except Trust unit and volume amounts)	Three Months Ended December 31 2008		Three Months Ended December 31 2007		Twelve Months Ended December 31 2008		Twelve Months Ended December 31 2007
Net Income	$	124	$	515	$	1,523	$ 743
Per Trust unit- Basic	$	0.26	$	1.07	$	3.17	$ 1.55
Per Trust unit- Diluted	$	0.26	$	1.07	$	3.16	$ 1.54
Cash from Operating Activities	$	466	$	367	$	2,241	$ 1,377
Per Trust unit	$	0.97	$	0.77	$	4.66	$ 2.87
Unitholder Distributions	$	361	$	264	$	1,804	$ 791
Per Trust unit	$	0.75	$	0.55	$	3.75	$ 1.65
Sales Volumes [(1)]							
Total (MMbbls)		10.1		10.7		38.8	41.0
Daily average (bbls)		110,197		116,368		105,986	112,298
Operating Costs per barrel	$	32.10	$	27.38	$	35.26	$ 25.23
Net Realized SCO Selling Price per barrel	$	69.40	$	88.73	$	106.91	$ 79.29
West Texas Intermediate (average $US per barrel) [(2)]	$	59.08	$	90.50	$	99.75	$ 72.36

(1) The Trust's sales volumes differ from its production volumes due to changes in inventory, which are primarily in-transit pipeline volumes, and are net of purchased crude oil volumes.
(2) Pricing obtained from Bloomberg.

2009 Outlook

The Trust is estimating annual Syncrude production of 115 million barrels (315,000 barrels per day) in 2009 with a range 110 to 120 million barrels. Net to the Trust, this is equivalent to 42.3 million barrels (115,800 barrels per day) with a range of 40 to 44 million barrels. This estimate includes a turnaround of Coker 8-3 in the second quarter of 2009 as well as other maintenance work. The Trust also estimates operating expenses of $30.76 per barrel and Syncrude capital expenditures of $1,197 million ($440 million net to the Trust) in 2009. Cash from operating activities is estimated to be $1.55 per Unit based on current assumptions, including an average West Texas Intermediate ("WTI") crude oil price of US$50 per barrel in 2009.

Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan (DRIP)

Canadian Oil Sands is reinstating its Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan ("DRIP"). The DRIP allows eligible Unitholders to direct their distributions to the purchase of additional units at 95 per cent of the average market price, as defined in the DRIP. Alternatively, eligible Unitholders may elect under the premium distribution component to have their distributions invested in new units and exchanged through the DRIP Broker for a premium distribution equal to 102 per cent of the amount that the Unitholder would otherwise have received on the distribution date (subject to proration and withholding tax reductions in certain circumstances). The DRIP allows those Unitholders who participate in either the regular distribution re-investment or premium distribution component of the DRIP to purchase additional Units from treasury at the average market price in minimum amounts of

$1,000 per remittance and maximum amounts of $100,000, in a given quarter, all subject to an overall annual limit of two per cent of the outstanding trust units being offered for purchase in this manner.

The DRIP provides Unitholders with several options to manage their distribution payments in a cost-effective, convenient manner. There are no brokerage fees or commissions payable by participants for the purchase of Units under the DRIP. Eligible Unitholders may elect to participate in the DRIP for the February distribution by enrolling in the plan by February 6, 2009 through Computershare Trust Company of Canada at 1-800-564-6253. More information on the DRIP is available on Canadian Oil Sands' website at www.cos-trust.com, or by contacting the Trust at (403) 218-6220 or Computershare. Only Canadian resident Unitholders are eligible to participate in the DRIP at this time.

More information on the Trust's Outlook, including detailed analysis of 2009 cost estimates, is provided in the MD&A section of this report and the January 28, 2009 guidance document, which is available on the Trust's web site at www.cos-trust.com under "Investor".

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis ("MD&A") was prepared as of January 28, 2009 and should be read in conjunction with the unaudited interim consolidated financial statements of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the twelve months ended December 31, 2008 and December 31, 2007, and the audited consolidated financial statements and MD&A of the Trust for the year ended December 31, 2007 and the Trust's Annual Information Form ("AIF") dated March 15, 2008. Additional information on the Trust, including its AIF, is available on SEDAR at www.sedar.com or on the Trust's website at www.cos-trust.com.

ADVISORY- in the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A and the related press release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to expectations regarding the preservation of financial flexibility and the ability to meet operating and capital costs from the assumed cash from operating activities in 2009; future royalty rates under the New Royalty Framework post-2015; the expected increase in the Trust's depreciation and depletion rate; the expected impact on the Trust and distributions and the expected structure to be assumed given the Federal government's tax changes effective in 2011; the impact that continued credit market turmoil and low crude prices may have on distributions; the belief that debt covenants will not influence the Trust's liquidity in the foreseeable future or limit the Trust's ability to pay distributions; expectations regarding the sustainability of operations at certain levels of WTI prices; future distributions and any increase or decrease from current payment amounts; plans regarding refinancing of the 2009 debt maturities and views on future credit markets, accessibility of capital markets, and availability of financing and the impact on distributions; the belief that operational reliability will improve over time and with that improvement that operating costs will be reduced; the expected level of sustaining capital for the next few years and longer term; the expectations regarding bitumen purchases, capital expenditures and operating costs; the cost estimate for the SER project and the expectation that the SER project will significantly reduce total sulphur dioxide and other emissions; the completion date for the SER project; the expected impact of any current and future environmental legislation, including without limitation, regulations relating to tailings; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next year; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2009 for Canadian Oil Sands' product; the expectation that no crude oil hedges will be entered into in the future; the potential amount payable in respect of any future income tax liability; the plans regarding future expansions of the Syncrude project and in particular all plans regarding Stage 4 development; the level of energy consumption in 2009 and beyond; capital expenditures for 2009; the level of natural gas consumption in 2009 and beyond; the expected price for crude oil and natural gas in 2009; the expected production, revenues and operating costs for 2009; and the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impacts of regulatory changes especially as such relate to royalties, taxation, and environmental charges; the impact of technology on operations and processes and how new complex technology may not perform as expected; skilled labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the unanimous joint venture owner approval for major expansions; the variances of stock market activities generally, global economic environment/volatility of markets; normal risks associated with litigation, general economic, business and market conditions; regulatory change, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner which adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

REVIEW OF SYNCRUDE OPERATIONS

During the fourth quarter of 2008, crude oil production from the Syncrude Joint Venture ("Syncrude") totalled 28.4 million barrels, or 308,000 barrels per day, compared with 28.8 million barrels, or 313,000 barrels per day, during the same period of 2007. Net to the Trust, production totalled 10.4 million barrels in the fourth quarter of 2008 compared with 10.6 million barrels in 2007, based on our 36.74 per cent working interest.

Production volumes in the fourth quarter of 2008 were primarily impacted by a scheduled turnaround on Coker 8-2, which started in September and was completed during the first week of November. Production volumes during the fourth quarter were also impacted by constrained bitumen production, which was exacerbated by reliability issues. In comparison, fourth quarter 2007 production volumes were reduced by unplanned Coker 8-3 outages.

On an annual basis, Syncrude produced 105.8 million barrels in 2008, or 289,000 barrels per day, compared with 111.3 million barrels, or 305,000 barrels per day in 2007. In addition to planned coker turnarounds during the second and fourth quarters, production in 2008 was impacted by constrained bitumen production and by a disruption in operations during the first quarter that was compounded by extremely cold weather. The cold weather during the first quarter of 2008 also affected bitumen production and extraction. By comparison, annual 2007 production was impacted by unplanned maintenance on Coker 8-3 and Coker 8-2, and planned maintenance on other units.

Operating costs increased to $32.10 per barrel in the fourth quarter of 2008, up $4.72 per barrel from the same quarter last year. Year-to-date operating costs were $35.26 per barrel in 2008 versus $25.23 per barrel in 2007 (see the "Operating costs" section of this MD&A for further discussion).

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. Under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of operational and mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily design productive capacity of Syncrude's facilities is approximately 350,000 barrels per day on average and is referred to as "barrels per calendar day". All references to Syncrude's productive capacity in this report refer to barrels per calendar day, unless stated otherwise.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which are primarily in-transit pipeline volumes that vary with current production. The impact of Syncrude's 2008 operations on Canadian Oil Sands' financial results is more fully discussed later in this MD&A.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2008 Q4	2008 Q3	2008 Q2	2008 Q1	2007 Q4	2007 Q3	2007 Q2	2007 Q1
Revenues [1]	$ 704	$ 1,381	$ 1,177	$ 907	$ 950	$ 936	$ 690	$ 674
Net income (loss)	$ 124	$ 604	$ 497	$ 298	$ 515	$ 361	$ (395)	$ 262
Per Trust Unit, Basic	$ 0.26	$ 1.25	$ 1.04	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.55
Per Trust Unit, Diluted	$ 0.26	$ 1.25	$ 1.04	$ 0.62	$ 1.07	$ 0.75	$ (0.82)	$ 0.54
Cash from operating activities	$ 466	$ 921	$ 413	$ 441	$ 367	$ 484	$ 324	$ 202
Per Trust Unit [2]	$ 0.97	$ 1.91	$ 0.86	$ 0.92	$ 0.77	$ 1.01	$ 0.68	$ 0.42
Unitholder distributions	$ 361	$ 602	$ 481	$ 360	$ 264	$ 192	$ 191	$ 144
Per Trust Unit	$ 0.75	$ 1.25	$ 1.00	$ 0.75	$ 0.55	$ 0.40	$ 0.40	$ 0.30
Daily average sales volumes (bbls) [3]	110,197	116,656	97,744	99,181	116,368	124,904	98,720	108,981
Net realized SCO selling price ($/bbl) [4]	$ 69.40	$ 127.55	$ 131.32	$ 100.41	$ 88.73	$ 81.48	$ 76.81	$ 68.69
Operating costs ($/bbl) [5]	$ 32.10	$ 32.15	$ 41.92	$ 35.93	$ 27.38	$ 20.84	$ 30.13	$ 23.56
Purchased natural gas price ($/GJ)	$ 6.41	$ 7.86	$ 9.38	$ 7.30	$ 5.84	$ 4.99	$ 6.78	$ 6.99
West Texas Intermediate (avg. US$/bbl) [6]	$ 59.08	$ 118.22	$ 123.80	$ 97.82	$ 90.50	$ 75.15	$ 65.02	$ 58.23
Foreign exchange rates (US$/Cdn$):								
Average	$ 0.83	$ 0.96	$ 0.99	$ 1.00	$ 1.02	$ 0.96	$ 0.91	$ 0.85
Quarter- end	$ 0.82	$ 0.94	$ 0.98	$ 0.97	$ 1.01	$ 1.00	$ 0.94	$ 0.87

(1) Revenues after crude oil purchases and transportation expense.

(2) Cash from operating activities per Trust Unit is a non-GAAP measure that is derived from cash from operating activities reported on the Trust's Consolidated Statements of Cash Flows divided by the weighted-average number of Trust Units outstanding in the period, as used in the Trust's net income per Unit calculations.

(3) Daily average sales volumes after crude oil purchases.

(4) Net realized SCO selling price after foreign currency hedging.

(5) Derived from operating costs as reported on the Trust's Consolidated Statements of Income and Comprehensive Income, divided by the sales volumes during the period.

(6) Pricing obtained from Bloomberg.

During the last eight quarters, the following items have had a significant impact on the Trust's financial results:

- Fluctuations in U.S. dollar West Texas Intermediate ("WTI") oil prices significantly impacted the Trust's revenues, Crown royalties and net income.
- The substantive enactment of income tax legislation in June 2007 resulted in an additional future income tax expense of $701 million in the second quarter of 2007. Other corporate tax rate reductions substantively enacted in the fourth and second quarters of 2007 resulted in future income tax recoveries of $153 million and $38 million in each quarter, respectively.
- U.S. to Canadian dollar exchange rate fluctuations have resulted in significant unrealized foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt and have impacted commodity pricing.
- Planned and unplanned maintenance activities have impacted quarterly production volumes, sales revenues and operating costs.

Quarterly variances in revenues, net income, and cash from operating activities are caused by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income also is impacted by foreign exchange gains and losses and by future income tax amounts. A large proportion of operating costs are fixed and, as such, per barrel operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality. Maintenance

and turnaround activities are typically scheduled to avoid the winter months. However, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages may occur. Accordingly, production levels may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

REVIEW OF FINANCIAL RESULTS

In the fourth quarter of 2008, net income amounted to $124 million or $0.26 per Trust unit ("Unit"), compared with net income of $515 million, or $1.07 per Unit recorded in the comparable quarter in 2007, primarily as a result of lower revenues and unrealized foreign exchange losses on long term debt.

On an annual basis, net income totalled $1.5 billion, or $3.17 per Unit, in 2008 compared with net income of $743 million, or $1.55 per Unit, recorded in 2007. The improvement in net income was primarily the result of higher revenues reflecting higher crude oil prices during the first three quarters of 2008, net of higher operating costs and Crown royalties, without the impact of a one-time future income tax expense of $701 million that was recorded in the second quarter of 2007.

Cash from operating activities increased to $466 million for the fourth quarter of 2008 versus $367 million for the fourth quarter of 2007. The change in quarter-over-quarter cash from operating activities primarily resulted from changes in non-cash working capital, which more than offset lower revenues and higher operating costs.

Changes in non-cash working capital increased cash from operating activities by $174 million in the fourth quarter of 2008, primarily as a result of lower accounts receivable at December 31, 2008 versus September 30, 2008. The decline in accounts receivable reflected lower oil prices in December versus September 2008, offset slightly by higher sales volumes. In the fourth quarter of 2007, changes in non-cash working capital decreased cash from operating activities by $142 million, primarily as a result of higher accounts receivable and lower accounts payable at December 31, 2007 relative to September 30, 2007.

Year-to-date cash from operating activities increased to $2.2 billion for 2008 versus $1.4 billion for 2007. The increase was due to higher revenues net of increases in operating expenses and Crown royalties as well as changes in non-cash working capital.

Year-to-date changes in non-cash working capital increased cash from operating activities by $202 million in 2008, primarily as a result of lower accounts receivable, reflecting lower commodity prices at December 31, 2008 relative to December 31, 2007. In the same period of 2007, changes in non-cash working capital decreased cash from operating activities by $165 million, primarily as a result of higher accounts receivable offset by higher accounts payable at December 31, 2007 relative to December 31, 2006.

Non-cash working capital and changes therein can vary on a period-by-period basis as a result of the timing and settlements of accounts receivable and accounts payable balances, and are impacted by a number of factors including changes in revenue, operating expenses, Crown royalties, the timing of capital expenditures, and inventory fluctuations.

Net Income per Barrel

	Three Months Ended December 31			Year Ended December 31		
($ per bbl) [1]	2008	2007	Variance	2008	2007	Variance
Revenues after crude oil purchases and transportation expense	69.43	88.73	(19.30)	107.47	79.29	28.18
Operating costs	(32.10)	(27.38)	(4.72)	(35.26)	(25.23)	(10.03)
Crown royalties	(5.84)	(12.81)	6.97	(15.44)	(11.83)	(3.61)
	31.49	48.54	(17.05)	56.77	42.23	14.54
Non-production costs	(2.36)	(1.33)	(1.03)	(2.00)	(1.54)	(0.46)
Administration and insurance	(0.35)	(0.76)	0.41	(0.61)	(0.69)	0.08
Interest, net	(1.80)	(1.63)	(0.17)	(1.75)	(2.08)	0.33
Depletion, depreciation and accretion	(11.73)	(8.47)	(3.26)	(11.46)	(8.56)	(2.90)
Foreign exchange gain (loss)	(10.40)	0.53	(10.93)	(4.09)	2.86	(6.95)
Future income tax (expense) recovery and other	7.33	11.00	(3.67)	2.39	(14.12)	16.51
	(19.31)	(0.66)	(18.65)	(17.52)	(24.13)	6.61
Net income per barrel	12.18	47.88	(35.70)	39.25	18.10	21.15
Sales volumes (MMbbls) [2]	10.1	10.7	(0.6)	38.8	41.0	(2.2)

[1] Unless otherwise specified, net income and other per barrel measures in this MD&A have been derived by dividing the relevant revenue or cost item by the sales volumes in the period.
[2] Sales volumes, net of purchased crude oil volumes

Non-GAAP Financial Measures

In this MD&A we refer to financial measures that do not have any standardized meaning as prescribed by Canadian Generally Accepted Accounting Principles ("GAAP"). These non-GAAP financial measures include cash from operating activities on a per Unit basis, net debt, total capitalization and certain per barrel measures. These non-GAAP financial measures provide additional information that we believe is meaningful regarding the Trust's operational performance, its liquidity and its capacity to fund distributions, capital expenditures and other investing activities. Users are cautioned that non-GAAP financial measures presented by the Trust may not be comparable with measures provided by other entities.

Revenues after Crude Oil Purchases and Transportation Expense

($ millions)	Three Months Ended December 31 2008	2007	Variance	Year Ended December 31 2008	2007	Variance
Sales revenue [1]	$ 767	$ 1,004	$ (237)	$ 4,539	$ 3,622	$ 917
Crude oil purchases	(54)	(49)	(5)	(337)	(348)	11
Transportation expense	(10)	(8)	(2)	(37)	(35)	(2)
	703	947	(244)	4,165	3,239	926
Currency hedging gains [1]	1	3	(2)	4	11	(7)
	$ 704	$ 950	$ (246)	$ 4,169	$ 3,250	$ 919
Sales volumes (MMbbls) [2]	10.1	10.7	(0.6)	38.8	41.0	(2.2)

[1] The sum of sales revenue and currency hedging gains equals Revenues on the Trust's Consolidated Statements of Income and Comprehensive Income. Sales revenue includes revenue from the sale of purchased crude oil and sulphur revenue.
[2] Sales volumes, net of purchased crude oil volumes.

($ per barrel)						
Realized SCO selling price before hedging [3]	$ 69.31	$ 88.50	$ (19.19)	$ 106.81	$ 79.02	$ 27.79
Currency hedging gains	0.09	0.23	(0.14)	0.10	0.27	(0.17)
Net realized SCO selling price	$ 69.40	$ 88.73	$ (19.33)	$ 106.91	$ 79.29	$ 27.62

[3] SCO sales revenue after crude oil purchases and transportation expense divided by sales volumes, net of purchased crude oil volumes.

The decrease in fourth quarter sales revenue for 2008 versus 2007 was primarily due to a lower realized selling price for our synthetic crude oil ("SCO"). During the fourth quarter of 2008, WTI prices averaged US$59.08 per barrel compared to US$90.50 per barrel for the fourth quarter of 2007. The decrease in US dollar WTI prices during the fourth quarter of 2008 was tempered by a weaker Canadian dollar, which averaged $0.83 US/Cdn for the fourth quarter of 2008 versus $1.02 US/Cdn for the fourth quarter of 2007.

The increase in sales revenue on an annual basis in 2008 versus 2007 was due to higher realized selling prices for SCO during the first three quarters of 2008 offset by a decline in sales volumes and lower selling prices during the fourth quarter of 2008. WTI prices averaged US$113.52 per barrel for the first nine months of 2008 compared to US$66.22 per barrel for the first nine months of 2007. On an annual basis, WTI prices averaged US$99.75 per barrel in 2008 versus US$72.36 per barrel in 2007.

In addition to the impacts of changes in WTI prices, the Trust's SCO price is affected by a premium or discount relative to Canadian dollar WTI (the "differential"). In the fourth quarter of 2008, the Trust's SCO realized a weighted-average discount of $1.63 per barrel versus a discount of $0.54 per barrel for the same period of 2007. On an annual basis, the Trust's SCO realized a weighted-average premium of $1.94 per barrel in 2008 versus a premium of $1.63 per barrel for 2007. The differential is dependent upon the supply and demand for SCO, and accordingly, can change quickly depending upon the short-term supply and demand dynamics in the market and pipeline availability for transporting crude oil.

The Trust's sales volumes for the fourth quarter of 2008 averaged 110,000 barrels per day versus an average of 116,000 barrels per day in the fourth quarter of 2007. Sales volumes during the fourth quarter of 2008 were impacted by a scheduled coker turnaround and by constrained bitumen production. In comparison, fourth quarter 2007 sales were impacted by an unplanned Coker 8-3 outage.

Year-to-date sales volumes averaged 106,000 barrels per day in 2008 versus an average of 112,000 barrels per day for 2007. Sales volumes for 2008 were impacted by the scheduled turnarounds of Cokers 8-2 and 8-1, operational difficulties during the first quarter and bitumen production constraints. Sales volumes in 2007 were impacted by maintenance on Coker 8-3, Coker 8-2 and other units.

Operating Costs

	Three Months Ended December 31				Year Ended December 31			
	2008		2007		2008		2007	
	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO	$/bbl Bitumen	$/bbl SCO
Bitumen Costs [1]								
Bitumen production [2]	17.12		12.04		15.76		10.64	
Purchased energy [2,4]	2.35		2.33		2.83		2.19	
Purchased bitumen	-		-		0.90		-	
	19.47	22.29	14.37	17.49	19.49	22.82	12.83	15.26
Upgrading Costs [3]								
Bitumen processing and upgrading [2]		5.46		3.63		5.83		4.35
Turnaround and catalysts		1.09		0.45		1.81		1.05
Purchased energy [4]		3.52		2.77		3.94		2.55
		10.07		6.85		11.58		7.95
Other and research [2]		0.34		2.54		1.04		1.43
Change in treated and untreated inventory		0.52		(0.37)		0.06		(0.02)
Total Syncrude operating costs		33.22		26.51		35.50		24.62
Canadian Oil Sands adjustments [5]		(1.12)		0.87		(0.24)		0.61
Total operating costs		32.10		27.38		35.26		25.23
(thousands of barrels per day)	Bitumen	SCO	Bitumen	SCO	Bitumen	SCO	Bitumen	SCO
Syncrude production volumes [6]	353	308	380	313	338	289	363	305

1 *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.*

2 *Prior year information has been restated for comparative purposes to conform to a revised presentation of costs.*

3 *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major upgrading equipment turnarounds and catalyst replacement, all of which are expensed as incurred.*

4 *Natural gas prices averaged $6.41/GJ and $5.84/GJ in the fourth quarter of 2008 and 2007, respectively. For the first twelve months of the year, natural gas costs averaged $7.66/GJ and $6.14/GJ in 2008 and 2007, respectively.*

5 *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and the Trust reports based on sales volumes.*

6 *Syncrude production volumes include the impact of processed purchased bitumen volumes.*

($/bbl of SCO)	Three Months Ended December 31 2008	2007	Year Ended December 31 2008	2007
Production costs	25.89	21.77	28.01	20.08
Purchased energy	6.21	5.61	7.25	5.15
Total operating costs	32.10	27.38	35.26	25.23
(GJs/bbl of SCO)				
Purchased energy consumption	0.97	0.96	0.95	0.84

In the fourth quarter of 2008, operating costs were $326 million, averaging $32.10 per barrel, an increase of $33 million, or $4.72 per barrel, over fourth quarter 2007 operating costs of $293 million. Year-to-date operating costs were approximately $1.4 billion in 2008, averaging $35.26 per barrel, an increase of $334 million, or $10.03 per barrel over 2007. The change in operating costs for the reported periods is primarily due to the following:

- additional overburden material was moved during 2008 versus 2007 in order to increase exposed mineable ore inventory. Syncrude also increased its use of contracted equipment and operators to supplement its own material movement activities in 2008;
- increased costs for contractors and wages for Syncrude staff on a quarterly and on a year-to-date basis as a result of inflationary pressures and contract settlements;
- higher energy costs reflecting increases in natural gas prices and purchased energy consumption, which rose on a per barrel basis due to operational inefficiencies during 2008;
- the purchase of incremental bitumen during the first half of 2008 to support production during times of internal bitumen supply shortfalls;
- inflationary pressure for materials and consumables;
- additional costs during the first quarter of 2008 associated with the disruption of operations; and
- higher maintenance costs in 2008 relative to 2007.

The increase in costs was partially offset by a decrease in the value of Syncrude's long term incentive plan in 2008 versus 2007. A portion of Syncrude's long-term incentive plans is based on the market return performance of several Syncrude owners' shares and units, of which performance was weaker in the 2008 fourth quarter and year relative to 2007.

Operating costs per barrel also have increased in 2008 as a result of reduced production volumes in 2008 versus 2007 on a quarterly and year-to-date basis. A significant portion of Syncrude's operating costs are fixed, and as such, any change in production impacts per unit operating costs.

Non-Production Costs

Non-production costs totalled $24 million and $14 million in the fourth quarters of 2008 and 2007, respectively. Year-to-date non-production costs totalled $78 million for 2008 and $63 million for 2007. Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs, pre-feasibility engineering, technical and support services, research and development, and regulatory and stakeholder consultation expenditures. Non-production costs can vary on a periodic basis depending on the number of projects underway and the status of the projects.

Crown Royalties

In the fourth quarter of 2008, Crown royalties decreased to $59 million, or $5.84 per barrel, from $137 million, or $12.81 per barrel, in the comparable 2007 quarter. Year-to-date Crown royalties increased to $599 million, or $15.44 per barrel, in 2008 from $485 million, or $11.83 per barrel in 2007. The change in Crown royalties in 2008 versus 2007 on both a quarterly and a year-to-date basis was due to changes in revenues net of allowed operating costs, non-production costs and capital expenditures.

In the fourth quarter of 2008, Canadian Oil Sands and the other Syncrude joint venture owners exercised their pre-existing option to convert to a bitumen-based Crown royalty. Effective January 1, 2009, Syncrude will calculate Crown royalties based on deemed bitumen revenues less allowed bitumen operating, non-production and capital costs, rather than paying Crown royalties based on the production of SCO. As part of the conversion to a bitumen-based royalty, only costs related to producing bitumen rather than the fully upgraded SCO can be deducted. In addition, deductible costs in calculating Crown royalties will be reduced in future years by approximately $5 billion ($1.8 billion net to the Trust) resulting in future Crown royalties of approximately $1.25 billion ($459 million net to the Trust) over a 25-year period. The cost reductions relate to capital expenditures that were deducted in computing Crown royalties on SCO in prior years and are no longer associated with the royalty base.

Also in the fourth quarter of 2008, Canadian Oil Sands and the other Syncrude joint venture owners reached an agreement with the Alberta government on terms to transition the Syncrude project to Alberta's new generic royalty regime. Under the agreement, the Syncrude joint venture owners will pay the greater of 25 per cent of net deemed bitumen revenues, or one per cent of gross deemed bitumen-based revenues, plus an additional royalty of up to $975 million ($358 million net to the Trust) for the period January 1, 2010 to December 31, 2015. The additional royalty of $975 million is reduced proportionally on bitumen production less than 345,000 barrels per day over the period and is to be paid in six annual installments.

After 2015, the Syncrude project will be subject to the New Royalty Framework that applies to the entire oil sands industry. Currently, this generic royalty regime is based on a sliding scale rate that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The minimum royalty will start at one per cent of deemed bitumen revenue and increase when C$-WTI oil is above $55 per barrel, to nine per cent of deemed bitumen revenue at $120 per barrel or higher. The net royalty rate will start at 25 per cent of net deemed revenue and rise for every dollar of C$-WTI increase above $55 per barrel up to 40 per cent of net deemed bitumen revenue at $120 per barrel or higher.

Interest Expense, Net

	Three Months Ended December 31		Twelve Months Ended December 31	
	2008	2007	2008	2007
Interest expense on long-term debt	$ 20	$ 20	$ 76	$ 91
Interest income and other	(1)	(3)	(8)	(6)
Interest expense, net	$ 19	$ 17	$ 68	$ 85

The Trust's interest expense on its long-term debt decreased in 2008 as a result of reduced average net debt outstanding.

Depreciation, Depletion and Accretion Expense

	Three Months Ended December 31		Twelve Months Ended December 31	
($ millions)	2008	2007	2008	2007
Depreciation and depletion expense	$ 115	$ 88	$ 430	$ 340
Accretion expense	4	3	14	11
	$ 119	$ 91	$ 444	$ 351

The increase in depreciation and depletion ("D&D") expense in 2008 on a quarterly and year-to-date basis versus 2007 was due to a higher per barrel D&D rate. In 2008 the D&D rate per barrel of production increased to $11.07 from $8.31 in 2007 as a result of higher projected capital cost estimates in the Trust's December 31, 2007 independent reserves report.

Based on preliminary reserve reports, we are not expecting any significant changes in the Trust's 2009 D&D rate from 2008.

Foreign Exchange Loss (Gain)

	Three Months Ended December 31		Twelve Months Ended December 31	
($ millions)	2008	2007	2008	2007
Unrealized foreign exchange loss (gain)	$ 142	$ (7)	$ 204	$ (153)
Realized foreign exchange loss (gain)	(36)	2	(45)	36
Total foreign exchange loss (gain)	$ 106	$ (5)	$ 159	$ (117)

Unrealized foreign exchange ("FX") losses and gains are primarily the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. During 2008, the unrealized FX loss resulted from the weakening of the Canadian dollar relative to the U.S. dollar to $0.82 US/Cdn at December 31, 2008 from $0.94 US/Cdn at September 30, 2008 and $1.01 US/Cdn at December 31, 2007. The unrealized FX gains in 2007 were due to the strengthening of the Canadian dollar relative to the U.S. dollar to $1.01 US/Cdn at December 31, 2007 from $1.00 US/Cdn at September 30, 2007 and $0.86 US/Cdn at December 31, 2006.

Realized FX losses and gains are primarily the result of the repayment of U.S. dollar denominated debt, the settlement of U.S. dollar denominated receivables and the revaluation of U.S. dollar cash balances. During the fourth quarter of 2008, the trust recognized FX gains primarily on the settlement of U.S. dollar denominated accounts receivable. During 2007, the Trust realized an FX gain of $18 million on the settlement of long-term debt and realized FX losses of $54 million on the settlement of U.S. dollar denominated accounts receivable and cash balances.

Future Income Tax and Other

In the fourth quarter of 2008, a $75 million future income tax recovery was recorded on the decrease of temporary differences between the accounting and tax values of Canadian Oil Sands' assets and liabilities. In the fourth quarter of 2007, future income tax recoveries of $118 million resulted from a reduction in corporate tax rates offset by an increase in temporary differences.

On an annual basis a future income tax recovery of $93 million was recorded in 2008 on the reduction of temporary differences compared with a future income tax expense of $579 million in 2007. The 2007 future tax expense was primarily the result of a one-time $701 million future income tax expense recorded in the second quarter on the enactment of federal legislation to tax income trusts and the fourth quarter future income tax recovery.

In June 2008 legislation to adjust the deemed provincial component of the tax on distributions from income and royalty trusts commencing in 2011 was passed in the House of Commons. Under this legislation, we expect the provincial component of the tax applicable to Canadian Oil Sands will be reduced from 13 per cent to 10 per cent, as substantially all of Canadian Oil Sands' activities are in Alberta. For accounting purposes, the adjustment is not considered substantively enacted because the related income tax regulations have not been finalized. If the proposal becomes enacted, we expect to record a future income tax recovery based on the temporary differences at that time.

On July 14, 2008, the Department of Finance released draft legislation for income and royalty trust conversions. The draft legislation is designed to permit income and royalty trusts to convert into public

corporations without triggering adverse Canadian tax consequences to the income or royalty trust and its Unitholders (the "SIFT conversion rules"). On November 28, 2008, the Minister of Finance introduced changes in the House of Commons to the SIFT conversion rules and on December 4, 2008 issued explanatory notes on these changes. The effect of this proposed legislation is to allow a tax-free rollover of holdings in a trust as it converts to a corporate structure. It also accelerated the safe haven guidelines to immediately allow cumulative new equity issues of up to 100 per cent of an entity's October 31, 2006 market capitalization. As of December 31, 2008, this legislation was not enacted.

With the taxation of income trusts commencing January 1, 2011, Canadian Oil Sands has evaluated alternatives as to the best structure for its Unitholders in the future. Based on current information and pending the enactment of the SIFT conversion rules, we will likely convert to a corporation. We plan to retain the flow-through advantages of a trust structure until 2011 unless circumstances arise that favor a faster transition. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and virtually non-declining production profile provide a solid foundation to generate future cash from operating activities.

CHANGES IN ACCOUNTING POLICIES

In its audited consolidated financial statements for the year ended December 31, 2007 ("Audited 2007 Financial Statements"), Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 – Capital Disclosures. These standards were effective January 1, 2008, however, early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's Audited 2007 Financial Statements.

In June 2007, the CICA issued a new accounting standard Section 3031 Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- measurement of inventories at the lower of cost and net realizable value;
- consistent use of either first-in, first-out or a weighted average cost formula is to be used to measure cost; and
- reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard was effective for the Trust beginning January 1, 2008. Application of the new standard did not have an impact on the Trust's financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets

In February 2008, the CICA issued a new accounting standard, Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

IFRS

On February 13, 2008, the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in 2011. IFRS will effectively replace Canadian GAAP for these issuers and comparative IFRS information for the 2010 fiscal year will be required. Canadian Oil Sands is assessing the impact on our business of adopting IFRS in 2011.

As part of its assessment, the Trust is identifying potential differences between Canadian GAAP and existing IFRS at December 31, 2008, as well as proposed IFRS, which may be in effect in 2011. Management is reviewing the impact that these differences will have on accounting policies, information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting, and business activities. Management has not fully determined the impact of adopting IFRS on its financial statements, however, it should be noted that the current financial statements may be significantly different when presented in accordance with IFRS. The potential impacts on the consolidated financial statements from the adoption of IFRS will depend on the particular circumstances prevailing on January 1, 2011, as well as the accounting policy choices adopted by Canadian Oil Sands.

UNITHOLDER DISTRIBUTIONS

($ millions)	Three Months Ended December 31 2008	Three Months Ended December 31 2007	Year Ended December 31 2008	Year Ended December 31 2007
Cash from operating activities	$ 466	$ 367	$ 2,241	$ 1,377
Net income	$ 124	$ 515	$ 1,523	$ 743
Unitholder distributions	$ 361	$ 264	$ 1,804	$ 791
Excess (shortfall) of cash from operating activities over Unitholder distributions	$ 105	$ 103	$ 437	$ 586
Excess (shortfall) of net income over Unitholder distributions	$ (237)	$ 251	$ (281)	$ (48)

Cash from operating activities in 2008 exceeded Unitholder distributions in the fourth quarter and on a year-to-date basis by $105 million and $437 million, respectively. During 2008, cash from operating activities along with opening cash balances was sufficient to fund the Trust's distributions, capital expenditures, reclamation trust fund contributions and debt repayments.

On both a quarterly and a year-to-date basis, Unitholder distributions in 2008 exceeded net income primarily as a result of DD&A and unrealized foreign exchange losses, which are non-cash items that do not affect the Trust's cash from operating activities or ability to pay distributions over the near term.

The Trust uses debt and equity financing to the extent that cash from operating activities and existing cash balances are insufficient to fund capital expenditures, reclamation trust contributions, debt repayments, acquisitions, distributions, and working capital changes from financing and investing activities.

On January 28, 2009 the Trust declared a quarterly distribution of $0.15 per Unit in respect of the first quarter of 2009 for a total distribution of $72 million. The distribution will be paid on February 27, 2009 to Unitholders of record on February 9, 2009. Quarterly distributions are approved by our Board of Directors after considering the current and expected economic conditions, ensuring financing capacity for Canadian Oil Sands' capital requirements and with the objective of maintaining an investment grade credit rating.

In establishing the distribution amount for the current quarter, the Trust has considered the recent decrease in crude oil prices and the turmoil in worldwide credit markets. The price of WTI crude oil has declined from approximately US$68 per barrel when the last distribution was approved to an average of approximately US$42 per barrel in January 2009. If oil prices continue to decrease, cash from operating activities and our ability to internally fund distributions and capital expenditures will decline. In addition,

as a result of ongoing credit market turmoil, there is heightened risk around the ability of the Trust to access the capital markets in a prudent and cost effective manner. During this period of heightened risk, we believe that it is prudent to reduce distributions in order to maintain liquidity and financial flexibility. The Trust also has approximately $500 million in debt maturities in 2009 that it plans on refinancing through its existing credit facilities or in the debt capital markets. Despite current WTI market prices of approximately US$42 per barrel, the Trust continues to generate cash from operating activities, is largely undrawn on its $840 million of credit facilities and is positioned to execute its financial and operating strategies.

The current distribution reflects the Trust's plan of managing its capital structure in anticipation of trust taxation in 2011. The Trust has been distributing a fuller amount of its cash from operating activities, and targeting a long-term net debt of about $1.6 billion by the end of 2010. While we believe this net debt target reflects efficient capital management and will help conserve tax pools prior to trust taxation, achievement of that target must also consider a prudent liquidity position and capital market access. The target is based on Syncrude's existing productive capacity and will be reconsidered in light of Canadian Oil Sands' future capital requirement plans and any growth opportunities.

In determining the Trust's distributions, Canadian Oil Sands also considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to $55 million and $38 million on a year-to-date basis in 2008 and 2007, respectively. We do not anticipate significant increases in funding for pension or reclamation items in 2009.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-total capitalization at an amount less than 55 per cent. With a current net debt-to-total capitalization of approximately 20 per cent, a significant increase in debt or decrease in equity would be required to restrict the Trust's financial flexibility.

Cash from operating activities and net income can fluctuate from period to period reflecting, among other things, variability in operational performance, WTI prices, SCO differentials to WTI prices and FX rates. The Trust strives to smooth out the impacts of these fluctuations on distributions by taking a longer-term view of the operating and business environment, our net debt level relative to our target, and our capital expenditure and other commitments. In that regard, the Trust may distribute more or less in a period than is generated in cash from operating activities or net income. The variable nature of cash from operating activities introduces risk in the ability to sustain or provide stability in distributions. Expectations regarding

the stability or sustainability of distributions are unwarranted and should not be implied. Further, the taxation of income trusts commencing January 1, 2011 likely will alter future cash from operating activities and distribution levels.

Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan (DRIP)

Effective February 2009, Canadian Oil Sands is reinstating its Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan ("DRIP"). The DRIP allows eligible Unitholders to direct their distributions to the purchase of additional units at 95 per cent of the average market price, as defined in the DRIP. Alternatively, eligible Unitholders may elect under the premium distribution component to have their distributions invested in new units and exchanged through the DRIP Broker for a premium distribution equal to 102 per cent of the amount that the Unitholder would otherwise have received on the distribution date (subject to proration and withholding tax reductions in certain circumstances). The DRIP allows those Unitholders who participate in either the regular distribution re-investment or premium distribution component of the DRIP to purchase additional Units from treasury at the average market price in minimum amounts of $1,000 per remittance and maximum amounts of $100,000, in a given quarter, all subject to an overall annual limit of two per cent of the outstanding trust units being offered for purchase in this manner.

The Trust reinstated its DRIP to help build balance sheet equity during this period of lower crude oil prices and credit market risk. As well, the DRIP supports distributions while providing Unitholders with several options to manage their distribution payments in a cost-effective, convenient manner. There are no brokerage fees or commissions payable by participants for the purchase of units under the DRIP. Only Canadian resident Unitholders are eligible to participate in the DRIP at this time.

LIQUIDITY AND CAPITAL RESOURCES

($ millions)	December 31 2008	December 31 2007
Long-term debt	$ 1,258	$ 1,218
Cash and cash equivalents	(279)	(268)
Net debt [1]	$ 979	$ 950
Unitholders' equity	$ 3,910	$ 4,172
Total capitalization [2]	$ 4,889	$ 5,122

[1] Non-GAAP measure
[2] Net debt plus Unitholders' equity

Net debt to total capitalization (%)	20	19

As at December 31, 2008, the Trust had $840 million of unutilized and available credit facilities, and had $67 million in letters of credit issued against a separate line of credit.

During the second quarter of 2008, the Trust repaid $150 million of medium term notes that had matured.

Canadian Oil Sands has set a long-term net debt target of approximately $1.6 billion by the end of 2010. The Trust's actual net debt will fluctuate, however, as factors such as crude oil prices, Syncrude's operational performance, distributions, FX rates, and the ability to access capital markets in a prudent and cost effective manner vary from our assumptions, as outlined above under Unitholder Distributions.

CAPITAL EXPENDITURES

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have declined and capital costs for 2008 and 2007 were primarily related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital. Sustaining capital expenditures may fluctuate considerably year-to-year due to the timing of equipment replacement and other factors. The productive capacity of Syncrude's operations was previously described in the "Review of Syncrude Operations" section of this MD&A.

In the fourth quarter of 2008, capital expenditures totalled $86 million compared with expenditures of $55 million in the same quarter of 2007. The Syncrude Emissions Reduction ("SER") project accounted for $17 million and $18 million of the capital spent in the fourth quarters of 2008 and 2007, respectively. The remaining amounts in each quarter pertained to other sustaining capital activities including replacement of trucks and shovels as well as other infrastructure projects. Sustaining capital expenditures on a per barrel basis were approximately $8.51 and $5.00 in each of the fourth quarters of 2008 and 2007, respectively.

On an annual basis, capital expenditures totalled $281 million in 2008 versus $183 million in 2007. The SER project accounted for $73 million and $69 million of the capital spent in 2008 and 2007, respectively, with the remaining expenditures relating to other sustaining capital activities. Sustaining capital expenditures on a per barrel basis were approximately $7.23 and $4.46 on a year-to-date basis in 2008 and 2007, respectively.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers to reduce total sulphur dioxide and other emissions. After the completion of the SER project, stack emissions of sulphur compounds are anticipated to be about 60 per cent lower than current approved levels. In the third quarter of 2008, Syncrude completed its review of the SER project and

revised its cost estimates for the project to $1.6 billion ($590 million net to the Trust) from $772 million ($284 million net to the Trust). The cost increase reflects a delay in the expected completion date and inflationary pressures. The Trust's share of the SER project expenditures incurred to date is approximately $181 million, with the majority of the remaining costs expected to be incurred over the next three years to coordinate with equipment turnaround schedules.

Sustaining capital expenditures, including the SER project, are estimated to average approximately $10.41 per barrel for 2009 and over the next few years we expect to incur $10 to $15 per barrel for sustaining capital expenditures. The additional expenditures are a result of large environmental and infrastructure projects. Over the longer term, we expect sustaining capital expenditures to average approximately $6 per barrel excluding inflation. Our per barrel estimates are based on estimated annual Syncrude production increasing from 106 million barrels in 2008 to 129 million barrels at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck, which is estimated to increase Syncrude's productive capacity by about 50,000 barrels per day. Following the debottleneck, the Stage 4 expansion is expected to grow Syncrude capacity by a further 100,000 barrels per day, post-2016; however, Syncrude is re-evaluating its plans to increase production well beyond the 500,000 barrels per day provided by the Stage 4 expansion. The objective is to develop an expansion plan that maintains an appropriate resource life of about 50 years based on an independent estimate of Syncrude's reserves and resources as of December 31, 2007. The scoping engineering work on the Stage 3 debottleneck and subsequent expansion stages has been approved by the joint venture owners and is being pursued. Spending will ramp up as the engineering work progresses. The timing of the expansions will depend on the engineering and construction execution plans. It is probable that the debottleneck will be delayed beyond our previously disclosed 2012 projected startup, as could other expansion timing. We plan to provide more information on timing over the next year or two as the scoping work progresses. No cost estimates have been provided for these projects nor have they been approved by the Syncrude owners as they are still in the early planning stages.

The amount and timing of future capital expenditures is dependent upon the business environment and future projects may be delayed or cancelled in times of low commodity prices.

UNITHOLDERS' CAPITAL AND UNIT TRADING ACTIVITY

The Trust's Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $10 billion with 482 million Units outstanding and a closing price of $21.10 per Unit on December 31, 2008.

Canadian Oil Sands Trust - Trading Activity	Fourth Quarter 2008	December 2008	November 2008	October 2008
Unit price				
High	$ 39.44	$ 25.00	$ 34.81	$ 39.44
Low	$ 18.15	$ 18.15	$ 18.18	$ 21.50
Close	$ 21.10	$ 21.10	$ 25.75	$ 32.34
Volume traded (millions)	169.2	48.7	46.0	74.5
Weighted average Trust units outstanding (millions)	481.5	481.5	481.5	481.5

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table outlines the significant financial obligations that are known as of January 28, 2009, which represent future cash payments that the Trust is required to make under existing contractual agreements that it has entered into directly, or as a 36.74 per cent owner in the Syncrude Joint Venture.

		Payments due by period			
($ millions)	Total	< 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt [1]	1,270	506	-	367	397
Capital expenditure commitments [2]	456	202	254	-	-
Pension plan solvency deficiency payments [3]	107	14	36	17	40
Management services agreement [4]	142	17	51	34	40
Pipeline commitments [5]	537	19	58	39	421
Asset retirement obligations [6]	774	12	43	25	694
Other obligations [7]	238	152	42	12	32
	3,524	922	484	494	1,623

[1] Actual payments differ from the carrying value, which is stated at amortized cost. While there is approximately $500 million of debt maturing in 2009, Canadian Oil Sands' intention is to refinance such debt.
[2] Capital expenditure commitments are primarily comprised of our 36.74 per cent share of Syncrude's Emissions Reduction project.
[3] We are responsible for funding our 36.74 per cent share of Syncrude Canada's registered pension plan solvency deficiency, which was confirmed in the December 31, 2006 actuarial valuation that was completed in 2007.
[4] Reflects our 36.74 per cent share of Syncrude Canada's annual fixed service fees under the agreement.
[5] Reflects our 36.74 per cent share of the AOSPL pipeline commitment as a Syncrude Joint Venture owner, and various other Canadian Oil Sands pipeline commitments for transportation access beyond Edmonton.
[6] Reflects our 36.74 percent share of the undiscounted estimated cash flows required to settle Syncrude's environmental obligations upon reclamation of the Syncrude Joint Venture properties.
[7] These obligations primarily include our 36.74 per cent share of the minimum payments required under Syncrude's commitments for natural gas purchases. Other items include, but are not limited to, annual disposal fees for the flue gas desulphurization unit and tire supply agreements.

The Trust's commitments and obligations have increased by approximately $165 million relative to the prior year end, primarily as a result of increased cost estimates for the SER project, new natural gas purchase commitments, changes in the value of the Trust's long-term debt, less payments on 2008 commitments.

Canadian Oil Sands accrues its obligations for Syncrude Canada's post-employment benefits utilizing actuarial and other assumptions to estimate the projected benefit obligation, the return on plan assets and the expense accrual related to the current period. During the last quarter of 2008 there was a significant decline in the actual return of Syncrude's defined benefit pension plan assets compared with the expected return as a result of market performance. There was also an offsetting decline in the value of

Syncrude's accrued benefit obligation due to changes in corporate interest rates used to discount those obligations. Syncrude Canada's last actuarial valuation of its pension plan was completed during 2007, which established funding requirements until December 31, 2009. Syncrude's next required valuation for funding purposes will be as of December 31, 2009, however, Syncrude will assess the requirement for an earlier valuation when it files its 2008 pension results.

FINANCIAL RISK MANAGEMENT

The Trust did not have any financial derivatives outstanding at December 31, 2008.

Crude Oil Price Risk

Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./Canadian FX rates. Over the last two years, daily WTI prices have experienced significant volatility, ranging from US$145 per barrel in July 2008 to US$34 per barrel in December 2008. Prior to 2007, management had hedged oil prices and exchange rates to reduce revenue and cash flow volatility to the Trust during periods of significant financing requirements.

Subsequent to 2006 Canadian Oil Sands' financing requirements declined along with net debt levels and expansion capital expenditures and Canadian Oil Sands chose to remain un-hedged and exposed to crude oil price fluctuations. Canadian Oil Sands did not have any crude oil price hedges in place for 2008 or 2007. Instead, a strong balance sheet has been used to mitigate the risk around crude oil price movements. As at January 28, 2009, and based on current expectations, the Trust remains un-hedged on its crude oil price exposure; however, it may hedge this exposure in the future depending on the business environment and our growth opportunities.

In the past few years synthetic oil production from various oil sands projects has increased with additional projects under development or being contemplated. If other projects are completed, there may be an additional increase in the supply of synthetic crude oil in the market. There is no guarantee there will be sufficient demand or pipeline capacity to absorb the increased supply without eroding the selling price, which could result in a deterioration of the price differential that Canadian Oil Sands realizes compared to benchmark prices such as WTI. Based on the expected supply of, and demand for, light synthetic crude oil in 2009, we are forecasting a price discount for our product of $4.00 per barrel relative to Canadian dollar WTI prices.

Foreign Currency Hedging

Canadian Oil Sands' results are affected by fluctuations in the U.S./Canadian currency exchange rates as we generate revenue from oil sales based on a U.S. dollar WTI benchmark price, while operating costs and capital costs are denominated primarily in Canadian dollars. Over the last two years, the Canadian

dollar has experienced significant volatility, ranging from $1.09 US/Cdn in November 2007 to $0.77 US/Cdn in December 2008. Our revenue exposure is partially offset by U.S. dollar obligations, such as interest costs on U.S. dollar denominated debt and our share of Syncrude's U.S. dollar vendor payments. In addition, when our U.S. Senior Notes mature, we have exposure to U.S. dollar exchange rates on the principal repayment of the notes. This repayment of U.S. dollar debt acts as a partial economic hedge against the U.S. dollar denominated revenue payments from our customers.

In the past, the Trust has hedged foreign currency exchange rates by entering into fixed rate currency contracts, including US$20 million hedged during 2007. The Trust did not have any foreign currency hedges in place during 2008, and we currently do not intend to enter into any new currency hedge positions. The Trust may, however, hedge foreign currency exchange rates in the future, depending on the business environment and growth opportunities.

Interest Rate Risk

Canadian Oil Sands' net income and cash from operating activities are impacted by interest rate changes based on the amount of floating rate debt outstanding. As at December 31, 2008, we did not have any debt outstanding bearing interest at floating market-based rates.

Liquidity Risk

Liquidity risk is the risk that Canadian Oil Sands will not be able to meet its financial obligations as they fall due. Canadian Oil Sands actively manages its liquidity through cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic hedging opportunities, and compliance with debt covenants.

We are also exposed to liquidity risk to the extent we have financing requirements related to significant capital or operating commitments or debt repayments. Over the long-term, Canadian Oil Sands manages these risks by spreading out the maturities of its various debt tranches and maintaining a prudent capital structure.

During the last half of 2008, global credit markets tightened with a decline in liquidity and higher borrowing costs. While Canadian Oil Sands continues to generate cash from operating activities and has $840 million of credit facilities to support liquidity, access to capital markets has become constrained and more expensive. During 2009, two tranches of Canadian Oil Sands' debt totalling approximately $500 million will mature. The Trust is considering the risk that financial markets do not improve during 2009 as part of its financing plan and has identified potential mitigating strategies. These may include further

distribution cuts or accessing the capital markets prior to these maturities, depending on the circumstances and market conditions.

Credit Risk

Canadian Oil Sands is exposed to credit risk primarily through its trade accounts receivable balances with customers and with financial counterparties with whom the Trust has invested its cash and purchased term deposits from. The maximum exposure to any one customer or financial counterparty is controlled through a credit policy that limits exposure based on credit ratings. The policy also specifically limits the exposure to customers with a credit rating below investment grade to a maximum of 25 per cent of Canadian Oil Sands' consolidated accounts receivable. This credit risk concentration is monitored on a regular basis. Risk is further mitigated as accounts receivable with customers typically are settled in the month following the sale, and investments with financial counterparties are typically short-term in nature and are placed with institutions that have a credit rating of "A" or better. Despite these controls, risk of a credit related loss has risen in the current economic environment.

At December 31, 2008, over 90 per cent of our accounts receivable balance was due from investment grade energy producers and refinery-based customers, and over 90 per cent of our cash and cash equivalents were invested in term deposits from a range of high-quality senior Canadian banks. At present, there are no financial assets that are past their maturity or impaired due to credit risk-related defaults.

FOREIGN OWNERSHIP

Based on information from the statutory declarations by Unitholders, we estimate that, as of November 14 2008, approximately 32 per cent of our Units were held by non-Canadian residents with the remaining 68 per cent of Units being held by Canadian residents. Canadian Oil Sands' Trust Indenture provides that not more than 49 per cent of its Units can be held by non-Canadian residents.

The Trust regularly monitors its foreign ownership levels through declarations from Unitholders, and the next declarations will be requested as of February 13, 2009. The Trust posts its foreign ownership levels on its web site at www.cos-trust.com under "Investor, Unit Information". The steps to manage foreign ownership levels are described in the Trust's AIF.

SUSTAINABLE DEVELOPMENT

Waterfowl Incident at Syncrude's Aurora Mine Tailings Pond

In April 2008, a flock of ducks landed and died on one of Syncrude's tailings ponds. Alberta Environment is continuing their investigation into why this occurred, and on improvements to help prevent it from

happening again. Measures are in progress to ensure Syncrude is fully prepared for the 2009 spring migration.

Greenhouse Gas Emissions Reduction Requirements

In 2007, through the Specified Gas Emitters Regulation, Alberta became the first province in Canada to regulate greenhouse gases by establishing intensity targets for Large Final Emitters of carbon. Effectively, the regulation requires Syncrude, beginning in the second half of 2007, to reduce its per barrel emissions of greenhouse gases by 12 per cent from the average of its annual per barrel emissions between 2003 and 2005. If Syncrude is unable to meet this target directly, it must purchase offset credits or pay into a government fund dedicated to the development of emissions reduction technology.

For 2007, Syncrude met 90 per cent of its reduction target under the new regulation and offset the remainder through the payment of approximately $1 million to the Alberta government's technology fund. Syncrude's emissions calculation method and its data were externally verified.

For 2008, Syncrude accrued approximately $0.10 per barrel for compliance with the Specified Gas Emitters Regulation, which is reflected in the Trust's operating costs. The cost estimate remains preliminary pending Syncrude's actual carbon dioxide ("CO_2") emission intensity level and clarification from the Alberta government regarding details of implementation. No cost estimates are available for future years.

On March 10, 2008 Canada's federal government provided further detail on its regulatory framework to reduce GHG and air pollutant emissions originally announced on April 26, 2007. The draft regulations are currently expected to be finalized in 2009 and take effect on January 1, 2010. The draft regulations for oil sands projects require existing projects to reduce emissions intensity by 18 per cent in 2010 from the 2006 level and two per cent thereafter. New oil sands facilities coming onstream over the period 2004 to 2011 also will be required to meet clean fuel standards and will be encouraged to implement mechanisms to capture CO_2 emissions. In addition to the reduction of existing GHG emissions, the capture and storage of CO_2 emissions ("CCS") will be a requirement for all oil sands projects coming onstream post 2012. The draft regulations are expected to impact both current Syncrude operations and its future expansion projects, however, the full impact of the regulations cannot be quantified until they are finalized.

Syncrude continues to explore and implement measures to reduce energy intensity in its operations, which reduces both CO_2 emissions and operating costs. Syncrude also is exploring the viability of developing a large scale CO_2 capture, transportation and storage network through participation in the integrated CO_2 Network ("ICON").

Reclamation

In March 2008, the Alberta government certified a parcel of reclaimed land north of Fort McMurray. The 104 hectares, known as Gateway Hill, was submitted by Syncrude to the Alberta government in 2003 for certification. Alberta's Environmental Protection and Enhancement Act requires operators to conserve and reclaim specified land and obtain a reclamation certificate. These certificates are issued to operators when their site has been successfully reclaimed.

Syncrude is the first in the oil sands industry to receive certification for land that has been reclaimed. Syncrude has reclaimed more than 4,500 hectares, representing the largest share in the oil sands industry.

Tailings Management

Syncrude's reclamation efforts also include tailings systems management. Tailings systems are designed to separate water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations. Syncrude and most other oil sands producers use a method called consolidated tails technology; however, additional tailings management technologies may be required in order to meet the approved closure and reclamation plan. Syncrude is exploring methods to improve and supplement the effectiveness of its tailings systems.

On June 26, 2008, the Alberta Energy Resources Conservation Board ("ERCB") released a draft Directive on Tailings Criteria for public review and comment. This directive proposes to develop new industry-wide criteria to supplement existing regulations by requiring operators to:

- prepare an operations and abandonment plan for every consolidated tailings pond, which would be reviewed for the establishment of performance measures by the ERCB;
- operate and abandon each consolidated tailings pond in accordance with their applications or ERCB approvals;
- consume fine fluid tailings as proposed in their applications or as approved by the ERCB; and
- specify dates for pond construction, pond use, pond closure, and other milestones and file these dates with the ERCB.

Syncrude is involved in both the review of the draft directive and submission of comments to the ERCB, as well as assessing the impact of the proposed directive on current and future operations. Until the directive is finalized, the impact, if any, of the new regulations on Syncrude cannot be fully determined; however, new requirements for tailings management that may be required under these draft regulations are likely to have an adverse impact on the costs for tailings management.

Syncrude is filing an amendment to its regulatory approval to modify the design of the existing Southwest Sand Storage ("SWSS") facility, permitting interim storage of increased volumes of mature fine tailings and to incorporate supplemental technologies to reduce tailings inventories. Changes to the design of the SWSS facility will be required to increase its fluid storage capacity. The change in design would not increase the footprint of the structure but rather elevate the fluid level within it. Pending regulatory approval, Syncrude intends to make use of this increase in capacity in 2009.

2009 OUTLOOK

(millions of Canadian dollars, except volume and per barrel amounts)	January 28, 2009		December 9, 2008	
Syncrude production (MMbbls)		115		115
Canadian Oil Sands Sales (MMbbls)		42.3		42.3
Revenues, net of crude oil purchases and transportation		2,392		2,392
Operating costs		1,300		1,298
Operating costs per barrel		30.76		30.72
Crown royalties		65		66
Capital expenditures		440		440
Cash from operating activities		747		816
Business environment assumptions				
West Texas Intermediate (US$/bbl)	$	50	$	50
Premium (Discount) to average C$ WTI prices (C$/bbl)	$	(4.00)	$	(4.00)
Foreign exchange rate (US$/Cdn$)	$	0.83	$	0.83
AECO natural gas (Cdn$/GJ)	$	6.00	$	6.00

On December 9, 2008, the Trust announced its 2009 budget with an estimate of Syncrude production totalling 115 million barrels and a range 110 million barrels to 120 million barrels. This estimate includes a turnaround of Coker 8-3 in the second quarter of 2009, a turnaround of the LC-Finer in the third quarter of 2009, a turnaround of the vacuum unit with the timing not yet determined, and an allowance for some unplanned outages.

The production estimate also incorporates reliability issues in the mining and extraction processes that continue to limit progress towards design capacity. Syncrude is focusing resources to address this issue, including the use of contractor services to accelerate overburden removal and expose more oil sands ore to optimize blending and increase feed volumes to our extraction plants. While purchases of bitumen by Syncrude are not anticipated during 2009 to achieve the budgeted production levels, Syncrude continues to monitor bitumen prices and upgrading capacity and may purchase bitumen during 2009 to optimize its operations.

We are maintaining the key assumptions of our December budget, including a production estimate for Syncrude of approximately 115 million barrels in our January 28, 2009 Outlook; however, we have incorporated changes to reflect actual 2008 year-end results.

2009 Cost Estimates	Cdn$ Per Bbl	US$ Per Bbl [1]
Syncrude Costs		
Operating expenses	$ 30.76	$ 25.38
Non-production costs	$ 3.37	$ 2.78
	$ 34.13	$ 28.16
Capital expenditures	$ 10.41	$ 8.59
Total Syncrude costs	$ 44.54	$ 36.75
Canadian Oil Sands Costs		
Interest	$ 1.73	$ 1.43
Administration, Insurance, and Other	$ 0.78	$ 0.64
Total Canadian Oil Sands costs	$ 2.51	$ 2.07
Total Syncrude and Canadian Oil Sands costs	$ 47.05	$ 38.82
Crown Royalties	$ 1.55	$ 1.28
Total costs	$ 48.60	$ 40.10

(1) Amounts have been converted to US$ at the 2009 Outlook foreign exchange rate of $0.825 US/Cdn for convenience of the reader.

Annual operating expenses in 2009 are estimated at $31 per barrel, consisting of $25 per barrel of production costs and $6 per barrel of purchased energy. Purchased energy costs assume a $6 per GJ natural gas price. When combined with Syncrude non-production costs and capital expenditures, total 2009 Syncrude costs are estimated at $44 per barrel. Canadian Oil Sands also expects to incur an additional $3 per barrel of costs to cover interest expense, administration, and insurance resulting in estimated 2009 Syncrude and Canadian Oil Sands costs of $47 per barrel. Crown Royalties are estimated at $1.55 per barrel based on the calculations as described in the "Crown Royalties" section.

We also have assumed a US$50 per barrel WTI crude oil price, an $0.825 US/Cdn foreign exchange rate, and a $4.00 per barrel SCO discount to Cdn $ WTI, resulting in revenues of $57 per barrel.

Based on the above assumptions, our estimate of 2009 cash from operating activities is $747 million or $1.55 per Unit. After deducting estimated 2009 capital expenditures of $440 million we are estimating $307 million of remaining cash from operating activities, or $0.64 per Unit, to repay debt or pay distributions. In order to preserve financial flexibility during the current period of heightened liquidity risk, we have lowered our quarterly distribution to $0.15 per Unit for the first quarter of 2009.

While Syncrude's operating costs and capital expenditures are relatively fixed, the joint venture will continue to pursue opportunities to reduce or defer the timing of costs. We believe we have positioned the Trust prudently in light of the current business environment to maintain the momentum of our long-term growth strategy.

Distributions paid in 2008 and 2009 are expected to be 100 per cent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarters of 2009 and 2010, respectively.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's performance. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could impact the differential for SCO relative to crude benchmarks; however, these factors are difficult to predict.

2009 Outlook Sensitivity Analysis

		Cash from Operating Activities Increase	
Variable [1]	**Annual Sensitivity**	**$ millions**	**$/Trust unit**
Syncrude operating costs decrease	C$1.00/bbl	35	0.07
Syncrude operating costs decrease	C$50 million	15	0.03
WTI crude oil price increase	US$1.00/bbl	41	0.08
Syncrude production increase	2 million bbls	33	0.07
Canadian dollar weakening	US$0.01/C$	24	0.05
AECO natural gas price decrease	C$0.50/GJ	16	0.03

[1] An opposite change in each of these variables will result in the opposite cash from operating activities impacts. Canadian Oil Sands may become subject to minimum Crown royalties at a rate of 1% of gross bitumen revenue. The sensitivities presented herein assume royalties are paid at 25% of net bitumen revenue.

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(unaudited)

($ millions, except per Unit amounts)	Three Months Ended December 31 2008	Three Months Ended December 31 2007	Year Ended December 31 2008	Year Ended December 31 2007
Revenues	$ 768	$ 1,007	$ 4,543	$ 3,633
Crude oil purchases and transportation expense	(64)	(57)	(374)	(383)
	704	950	4,169	3,250
Expenses:				
Operating	326	293	1,368	1,034
Non-production	24	14	78	63
Crown royalties	59	137	599	485
Administration	1	6	17	20
Insurance	1	2	6	8
Interest, net (Note 8)	19	17	68	85
Depreciation, depletion and accretion	119	91	444	351
Foreign exchange loss (gain)	106	(5)	159	(117)
	655	555	2,739	1,929
Earnings before taxes	49	395	1,430	1,321
Future income tax expense (recovery) and other	(75)	(118)	(93)	579
Net income from continuing operations	124	513	1,523	742
Loss from discontinued operations	-	2	-	1
Net income	124	515	1,523	743
Other comprehensive loss, net of income taxes				
Reclassification of derivative gains to net income	(1)	-	(3)	(6)
Comprehensive income	$ 123	$ 515	$ 1,520	$ 737
				$ -
Weighted average Trust Units (millions)	482	479	481	479
Trust Units, end of period (millions)	482	479	482	479
Net income per Trust Unit:				
Basic	$ 0.26	$ 1.07	$ 3.17	$ 1.55
Diluted	$ 0.26	$ 1.07	$ 3.16	$ 1.54

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST

CONSOLIDATED STATEMENTS OF UNITHOLDERS' EQUITY

(unaudited)

	Three Months Ended December 31		Year Ended December 31	
($ millions)	**2008**	**2007**	**2008**	**2007**
Retained earnings				
Balance, beginning of period	$ 1,599	$ 1,392	$ 1,643	$ 1,691
Net income	124	515	1,523	743
Unitholder distributions (Note 9)	(361)	(264)	(1,804)	(791)
Balance, end of period	1,362	1,643	1,362	1,643
Accumulated other comprehensive income				
Balance, beginning of period	22	24	24	30
Other comprehensive loss	(1)	-	(3)	(6)
Balance, end of period	21	24	21	24
Unitholders' capital				
Balance, beginning of period	2,524	2,499	2,500	2,260
Issuance of Trust Units (Note 4)	-	1	24	240
Balance, end of period	2,524	2,500	2,524	2,500
Contributed surplus				
Balance, beginning of period	3	5	5	4
Exercise of employee stock options	-	-	(3)	-
Stock-based compensation	-	-	1	1
Balance, end of period	3	5	3	5
Total Unitholders' equity	$ 3,910	$ 4,172	$ 3,910	$ 4,172

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(unaudited)

($ millions)	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 279	$ 268
Accounts receivable	184	379
Inventories	93	102
Prepaid expenses	5	6
	561	755
Property, plant and equipment, net	6,277	6,427
Goodwill	52	52
Reclamation trust	43	37
	$ 6,933	$ 7,271
LIABILITIES AND UNITHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 284	$ 289
Current portion of employee future benefits	17	16
	301	305
Employee future benefits and other liabilities	99	128
Long-term debt	1,258	1,218
Asset retirement obligation	235	226
Future income taxes	1,130	1,222
	3,023	3,099
Unitholders' equity	3,910	4,172
	$ 6,933	$ 7,271

Commitments (Note 10)

See Notes to Unaudited Consolidated Financial Statements

CANADIAN OIL SANDS TRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

($ millions)	Three Months Ended December 31 2008	2007	Year Ended December 31 2008	2007
Cash from (used in) operating activities				
Net income	$ 124	$ 515	$ 1,523	$ 743
Items not requiring outlay of cash:				
Depreciation, depletion and accretion	119	91	444	351
Unrealized foreign exchange on long-term debt	142	(7)	204	(153)
Future income tax expense (recovery)	(75)	(118)	(93)	578
Other	(2)	-	2	(3)
Net change in deferred items	(16)	28	(41)	26
	292	509	2,039	1,542
Change in non-cash working capital	174	(142)	202	(165)
Cash from operating activities	466	367	2,241	1,377
Cash from (used in) financing activities				
Repayment of medium term and Senior Notes	-	-	(150)	(272)
Net drawdown (repayment) of bank credit facilities	-	16	(16)	16
Unitholder distributions (Note 9)	(361)	(264)	(1,804)	(791)
Issuance of Trust Units (Note 4)	-	2	21	3
Cash used in financing activities	(361)	(246)	(1,949)	(1,044)
Cash from (used in) investing activities				
Capital expenditures	(86)	(55)	(281)	(183)
Acquisition of additional Syncrude working interest	-	-	-	(231)
Disposition of properties	-	-	-	4
Reclamation trust funding	(2)	(3)	(6)	(7)
Change in non-cash working capital	(16)	4	6	(1)
Cash used in investing activities	(104)	(54)	(281)	(418)
Increase (decrease) in cash and cash equivalents	1	67	11	(85)
Cash and cash equivalents at beginning of period	278	201	268	353
Cash and cash equivalents at end of period	$ 279	$ 268	$ 279	$ 268
Cash and cash equivalents consist of:				
Cash			$ 18	$ 4
Short-term investments			261	264
			$ 279	$ 268

Supplementary Information (Note 11)

See Notes to Unaudited Consolidated Financial Statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2008
(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

1) BASIS OF PRESENTATION

The interim consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries (collectively, the "Trust" or "Canadian Oil Sands"), and are presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2007, except as discussed in Note 2. Certain disclosures that are normally required to be included in the notes to the annual audited consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Trust's annual report for the year ended December 31, 2007.

2) CHANGES IN ACCOUNTING POLICIES

In its consolidated financial statements for the year ended December 31, 2007, Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 Capital Disclosures. The standards were effective January 1, 2008, however early adoption was encouraged by the CICA. Additional disclosures required as a result of adopting the standards can be found in the Trust's consolidated financial statements for the year ended December 31, 2007.

In June 2007, the CICA issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new Section are as follows:

- Measurement of inventories at the lower of cost and net realizable value
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost
- Reversal of previous write-downs to net realizable value when there is a subsequent increase to the value of inventories

The new Section was effective for the Trust beginning January 1, 2008. Application of the new Section did not have a significant impact on the financial statements.

3) FUTURE CHANGES IN ACCOUNTING POLICIES

In February 2008, the CICA issued a new accounting standard – Section 3064 Goodwill and Intangible Assets, which replaces Section 3062 Goodwill and Other Intangible Assets, and Section 3450 Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

4) ISSUANCE OF TRUST UNITS

In the twelve months ended December 31, 2008, approximately 2.1 million Trust Units were issued for $24 million on the exercise of employee stock options.

5) EMPLOYEE FUTURE BENEFITS

Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture, has a defined benefit and two defined contribution plans providing pension benefits, and other retirement post-employment benefit plans ("OPEB") covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependents. The OPEB plan is not funded.

Canadian Oil Sands accrues its obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Canadian Oil Sands' best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 per cent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Canadian Oil Sands' share of Syncrude Canada's net defined benefit and contribution plans expense for the three and twelve months ended December 31, 2008 and 2007 is based on its 36.74 per cent working interest. The costs have been recorded in operating expense as follows:

	Three Months Ended December 31		Twelve Months Ended December 31	
	2008	2007	2008	2007
Defined benefit plans:				
Pension benefits	$ 6	$ 7	$ 29	$ 27
Other benefit plans	2	-	5	3
	$ 8	$ 7	$ 34	$ 30
Defined contribution plans	-	1	2	2
Total benefit cost	$ 8	$ 8	$ 36	$ 32

6) BANK CREDIT FACILITIES

Extendible revolving term facility (a)	$ 40
Line of credit (b)	67
Operating credit facility (c)	800
	$ 907

Each of the Trust's credit facilities is unsecured. These credit agreements contain typical covenants relating to the restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 per cent, or 65 per cent in certain circumstances involving acquisitions.

a) The $40 million extendible revolving term facility is a 364-day facility with a one-year term out, expiring April 23, 2009. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at December 31, 2008, no amounts were drawn on this facility.

b) The $67 million line of credit is a one-year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $67 million have been written against the line of credit as at December 31, 2008.

c) The $800 million operating facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at December 31, 2008, no amounts were drawn on this facility.

7) LONG-TERM DEBT

On April 9, 2008, the Trust repaid $150 million of 5.75 per cent medium term notes.

Canadian Oil Sands intends to refinance on a long-term basis approximately $500 million in notes that are maturing in 2009. The Trust had $840 million of unutilized operating credit facilities at December 31, 2008 to refinance these obligations, and $800 million of these facilities do not expire until April 27, 2012. In accordance with EIC-122 Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced, debt maturing in 2009 has not been reclassified to current liabilities.

8) INTEREST, NET

	Three Months Ended December 31		Twelve Months Ended December 31	
	2008	2007	2008	2007
Interest expense on long-term debt	$ 20	$ 20	$ 76	$ 91
Interest income and other	(1)	(3)	(8)	(6)
Interest expense, net	$ 19	$ 17	$ 68	$ 85

9) UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions is provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the Distributable Income, as defined by the Trust Indenture, received or receivable by the Trust in a quarter. The Trust's Distributable Income primarily consists of a royalty from its operating subsidiary, Canadian Oil Sands Limited ("COSL"). The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by COSL's Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

	Three Months Ended December 31		Year Ended December 31	
	2008	2007	2008	2007
Cash from operating activities	$ 466	$ 367	$ 2,241	$ 1,377
Add (Deduct):				
Capital expenditures	(86)	(55)	(281)	(183)
Acquisition of additional Syncrude working interest	-	-	-	(231)
Disposition of properties		-		4
Change in non-cash working capital [1]	(16)	4	6	(1)
Reclamation trust funding	(2)	(3)	(6)	(7)
Change in cash and cash equivalents and financing, net [2]	(1)	(49)	(156)	(168)
Unitholder distributions	$ 361	$ 264	$ 1,804	$ 791
Unitholder distributions per Trust Unit	**$ 0.75**	**$ 0.55**	**$ 3.75**	**$ 1.65**

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

10) COMMITMENTS

During the third quarter of 2008, Canadian Oil Sands committed to additional costs of approximately $304 million relating to its share of the Syncrude Emissions Reduction project. The majority of additional costs are expected to be incurred over the next three years.

11) SUPPLEMENTARY INFORMATION

	Three Months Ended December 31		Year Ended December 31	
	2008	2007	2008	2007
Income tax paid	$ -	$ -	$ -	$ 1
Interest paid	$ 18	$ 13	$ 74	$ 94

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:
Siren Fisekci
Director, Investor Relations
(403) 218-6228

Canadian Oil Sands Trust
2500 First Canadian Centre
350 – 7 Avenue S.W.
Calgary, Alberta T2P 3N9
Ph: (403) 218-6200
Fax: (403) 218-6201

investor_relations@cos-trust.com

web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

Computershare

530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 12/02/2009

To: All Canadian Securities Regulatory Authorities

Subject: CANADIAN OIL SANDS TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Annual General and Special Meeting
Record Date for Notice of Meeting : 10/03/2009
Record Date for Voting (if applicable) : 10/03/2009
Meeting Date : 29/04/2009
Meeting Location (if available) : Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
TRUST UNITS	13642L100	CA13642L1004

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for CANADIAN OIL SANDS TRUST

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust provides tax information for 2008 distributions

Calgary, February 27, 2009 (TSX -- COS.UN) — Canadian Oil Sands Trust (the "Trust") today reported the tax information for the cash distributions declared and paid in 2008 to Unitholders resident in Canada and the United States ("U.S.").

The following information is provided for general information only and should not be considered tax or legal advice to any particular existing or potential holder of Trust units. Unitholders are strongly encouraged to consult their tax advisors with respect to their particular circumstances.

Tax information for Unitholders resident in Canada
The following information is based on the Trust's understanding of the *Income Tax Act* (Canada) and regulations thereunder.

No amounts are required to be reported for tax purposes in respect of cash distributions on the Trust's Units received in 2008 by a Registered Retirement Savings Plan, Registered Pension Plan, Registered Retirement Income Fund or Deferred Profit Sharing Plan or any other such registered plans ("Deferred Plans"). For cash distributions received by a Canadian resident individual outside of a Deferred Plan, almost 100 per cent of the payments are taxable as income.

The following table outlines the breakdown of cash distributions per Unit paid by the Trust with respect to record dates for the year ended December 31, 2008.

Record Date	Payment Date	Cdn$ Total Cash Distribution Per Unit	Cdn$ Taxable Amount Per Unit (99.998 per cent)	Cdn$ Tax Deferred Amount Per Unit (0.002 per cent)
Feb 12, 2008	Feb 29, 2008	0.75	0.74999	0.00001
May 16, 2008	May 30, 2008	1.00	0.99998	0.00002
Aug 15, 2008	Aug 29, 2008	1.25	1.24998	0.00002
Nov 14, 2008	Nov 28, 2008	0.75	0.74999	0.00001
Total		**3.75**	**3.74994**	**0.00006**

T3 Statement of Trust Income Allocations and Designations forms are expected to be mailed to the Trust's Unitholders on or before March 31, 2009 by your financial institution if the Units are held in non-registered or nominee form, or by Computershare if the Units are held in registered form.

Tax information for Unitholders resident in the U.S.

Canadian Oil Sands believes that the distributions paid in the 2008 calendar year are considered foreign-source dividend income under U.S. federal income tax principles. Providing that applicable holder-level requirements are met, these distributions are "qualified dividends" eligible for taxation at reduced rates under U.S. federal income tax legislation; however, Canadian Oil Sands has not received an IRS letter ruling or tax opinion from its tax advisors on these matters, and the individual taxpayer's situation must be considered before making this determination.

Generally, distributions payable to non-residents of Canada are normally subject to a withholding tax of 25 per cent as prescribed by the *Income Tax Act* (Canada); however, the withholding tax for residents of the U.S. is prescribed at 15 per cent in accordance with a reciprocal tax treaty between the U.S. and Canada. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid. Other jurisdictions may also have reciprocal tax treaties that would reduce the withholding tax rate.

A Canadian NR4 (non-resident) supplemental form detailing the Canadian tax withheld and remitted to the Canadian government will be mailed to the Trust's non-resident Unitholders by your financial institution if the Units are held in non-registered or nominee form, or by Computershare if the Units are held in registered form.

The following table provides the breakdown of the amount of cash distribution, prior to the Canadian withholding tax, paid by the Trust in 2008.

Record Date	Payment Date	Cdn$ Distribution Per Unit	US$/Cdn$ Currency Exchange Rate on Payment Date	US$ Equivalent Distribution Per Unit	**Per cent** of Distribution Taxable	**Per cent** of Distribution Return of Capital/ Capital Gain
Feb 12, 2008	Feb 29, 2008	0.75	1.0206	0.76545	97.34	2.66
May 16, 2008	May 30, 2008	1.00	1.0058	1.00580	97.34	2.66
Aug 15, 2008	Aug 29, 2008	1.25	0.9411	1.17638	97.34	2.66
Nov 14, 2008	Nov 28, 2008	0.75	0.8083	0.60623	97.34	2.66
Total		**3.75**			**97.34**	**2.66**

It is possible that the U.S. dollar amount was different for non-registered, or beneficial Unitholders receiving their payment from an intermediary or brokerage firm using different exchange rates.

For more information

For any questions regarding the supplemental tax forms, please contact your financial institution if your Units are held in non-registered form. If your Units are held in registered form, contact the Trustee and Transfer Agent, Computershare Trust Company of Canada, at 1-800-564-6253. For all other inquiries, please contact the Trust.

Further information on distributions paid by the Trust, including a tax summary of distributions paid since inception, is available on the Trust's Web site at www.cos-trust.com under investor information, distributions.

Canadian Oil Sands Trust provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. Located near Fort McMurray, Alberta, Syncrude operates large oil-sands mines and an upgrading facility that produces a high-quality, sweet crude oil. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 483.2 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands

NEWS RELEASE
For immediate release

Syncrude begins planned turnaround of coker

Calgary, AB., March 17, 2009 (TSX – COS.UN) – Canadian Oil Sands Trust ("Canadian Oil Sands") today reported that the turnaround of Coker 8-3 planned for the first half of 2009 has commenced. The turnaround will include some comprehensive modifications to the unit aimed at improving yield and run length. The turnaround, including the associated modifications, was incorporated in the outlook provided by Canadian Oil Sands on January 28, 2009 and is expected to take approximately two months to complete.

Syncrude's Mildred Lake upgrading facility includes three cokers, which are the primary units that convert bitumen to upgraded crude oil.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 483.2 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Advisory: In the interest of providing Canadian Oil Sands (the "Trust" or "we") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the expectations for improvement to yield and run length of Coker 8-3 and the outlook provided by Canadian Oil Sands on January 28, 2009, as such relates to future revenues, operating costs, timing of maintenance and turnarounds in particular, capital expenditures, and cash from operating activities. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in any complex mining and upgrading operation and such other risks and uncertainties described from time to time in the reports and filings made with securities

regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended September 30, 2008
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income	$	1,913,000
Tax		(136,000)
Interest on debt		76,000
Net income before interest and taxes	$	1,853,000
Interest on debt	$	76,000
Interest coverage- earnings		24.4

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended September 30, 2008
(in thousands of dollars, except Interest coverage ratio)

		Actual
Net income [1]	$	100,595
Tax		(67,966)
Interest on debt		76,052
Deferred Trust Royalty		67,322
Net income before interest, taxes, & Deferred Trust Royalty	$	176,003
Interest on debt		76,052
Interest coverage- earnings		2.3

[1] Net of Deferred Trust Royalty provision.

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended June 30, 2008
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income	$	1,670,000
Tax		(73,000)
Interest on debt		80,000
Net income before interest and taxes	$	1,677,000
Interest on debt	$	80,000
Interest coverage- earnings		21.0

Canadian Oil Sands Limited
Consolidated Interest Coverage Ratio
For the Twelve Months ended June 30, 2008
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income [(1)]	$	114,304
Tax		(76,894)
Interest on debt		80,318
Deferred Trust Royalty		291,487
Net income before interest, taxes, & Deferred Trust Royalty	$	409,215
Interest on debt		80,318
Interest coverage- earnings		5.1

[(1)] Net of Deferred Trust Royalty provision.

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands reduces its estimate for 2009 Syncrude production

Calgary, AB., March 20, 2009 (TSX – COS.UN) – Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") today announced that it is reducing its 2009 outlook for Syncrude production to 109 million barrels (40 million barrels net to the Trust) from 115 million barrels (42.3 million barrels net to the Trust).

The reduction is due to an extension in the schedule for turnaround work on Coker 8-3 and Syncrude's largest sulphur plant. Turnaround work on Coker 8-3 began about four weeks earlier than planned with an ancillary unit beginning to experience operating difficulties as the coker approached the end of its expected run length. The shift in timing for Coker 8-3 has delayed the scheduled sulphur plant turnaround by about one month, resulting in an extension for all the planned spring turnaround work. Canadian Oil Sands also previously disclosed that the Coker 8-3 turnaround would take approximately two months to complete because it includes modifications to the unit aimed at improving yield and run length. As a result of these events, Syncrude production is expected to be lower in the first half of 2009 than originally anticipated. Canadian Oil Sands continues to expect modest turnaround activity and more reliable operations at Syncrude in the second half of 2009, resulting in improved production rates.

Canadian Oil Sands is correspondingly reducing its outlook for the range of Syncrude production in 2009. The revised range is 105 million barrels to 112 million barrels (38.6 million barrels to 41.1 million barrels net to the Trust). Previously, the production range was 110 million barrels to 120 million barrels (40 million barrels to 44 million barrels net to the Trust).

The extension in the turnaround schedule also is expected to result in higher operating costs; however, the expected amount of such costs is not determinable at this time. Canadian Oil Sands will provide an update if material information becomes known. In any event, Canadian Oil Sands plans to provide an update of its outlook for 2009 concurrent with the release of its first quarter results on April 29, 2009.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 483.2 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint

venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Advisory: In the interest of providing Canadian Oil Sands (the "Trust" or "we") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this press release contain "forward-looking statements". Forward-looking statements in this release include, but are not limited to, statements with respect to: the expectations for the timing of completing the turnaround of Coker 8-3, the expected annual production for 2009, the expectations for operating costs and the expectation regarding improved production rates and modest turnaround activity in the second half of the year. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the difficulties and risks involved in any complex mining and upgrading operation, and in particular relating to maintenance and modifications of large refining units, material and labour availability and cost; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust's annual information form and annual and quarterly financial reports.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director Investor Relations
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands Trust files its year end continuous disclosure documents

Calgary, AB., March 23, 2009 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust") today filed with Canadian securities authorities the Trust's Annual Information Form for the year ended December 31, 2008, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101. The Trust also filed its audited consolidated annual financial statements and related disclosure documents. Copies of these filed documents may be obtained through www.sedar.com, the Trust's website at www.cos-trust.com, or by emailing the Trust at investor_relations@cos-trust.com.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its indirect 36.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 483.2 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

Canadian Oil Sands Trust
Consolidated Interest Coverage Ratio
For the Twelve Months ended December 31, 2008
(in thousands of dollars, except interest coverage ratio)

		Actual
Net income	$	1,523,000
Tax		(93,000)
Interest on debt		76,000
Net income before interest and taxes	$	1,506,000
Interest on debt	$	76,000
Interest coverage- earnings		19.8

FEE RULE

FORM 13-502F1

CLASS 1 REPORTING ISSUERS -- PARTICIPATION FEE

Reporting Issuer Name: Canadian Oil Sands Trust

Fiscal year end date used
to calculate capitalization: December 31, 2008

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 481,540,387	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $41.0267	
Market value of class or series	(i) X (ii) =	(A) $19,755,996,944
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) N/A

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) N/A
(Repeat for each class or series of securities)		(D) N/A

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$19,755,996,944

Participation Fee $44,700.00

(From Appendix A of the Rule, select the participation fee beside

the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

$$\frac{\text{Participation fee} \quad \times \quad \text{Number of entire months remaining in the issuer's fiscal year}}{12} = \text{N/A}$$

Late Fee, if applicable
(As determined under section 2.5 of the Rule) N/A

Canadian Oil Sands Trust
Selected financial results of Consolidated Canadian Oil Sands Limited [5]
For the periods ending December 31
($ millions)

	Three Months Ended		Twelve Months Ended	
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Gross sales revenue	$ 767.1	$ 1,004.4	$ 4,539.3	$ 3,622.2
Operating income before		$ -		$ -
other expenses [1]	$ 183.7	$ 416.4	$ 1,698.0	$ 1,318.7
Net income before		$ -		$ -
Trust Royalties [2]	$ 41.8	$ 471.3	$ 1,445.4	$ 1,472.4
Net income (loss)	$ (7.0)	$ 79.6	$ 14.0	$ 169.8

	As at December 31, 2008
Current assets	$ 560.0
Non-current assets	$ 5,959.3
Current liabilities [3]	$ 1,696.6
Non-current liabilities, future income tax and deferred trust royalty [4]	$ 4,605.0

(1) *Operating income before other expenses represents net income before interest expense, foreign exchange gains and losses, future income tax expenses and recoveries, Trust Royalties, and discontinued operations.*

(2) *Trust Royalties include both Current and Deferred balances. Current Trust Royalties for the quarter were $362 million (2007- $264 million).*

(3) *Includes a subordinated intercompany promissory note due to Canadian Oil Sands Trust of $1,370 million.*

(4) *Includes future income tax liability of $515 million and deferred Trust Royalty of $2,498 million.*

(5) *As at December 31, 2008, Consolidated Canadian Oil Sands Limited held a 36.74 per cent working interest in Syncrude, representing 100 per cent of Canadian Oil Sands Trust's aggregate indirect 36.74 per cent working interest in Syncrude, and owned 100 per cent of Canadian Arctic Gas Ltd. and 100 per cent of Canadian Oil Sands Marketing Inc.*

Management's Report

FINANCIAL INFORMATION

Management is responsible for the information contained in this annual report. The Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, and include amounts based on Management's informed judgments and estimates. Where alternative accounting methods exist, Management has chosen those that it deems to be the most appropriate based on Canadian Oil Sands' operations. The financial and operating information included in this annual report is consistent with that contained in the Consolidated Financial Statements in all material respects.

To assist Management in fulfilling its responsibilities, systems of accounting, internal controls and disclosure controls are maintained to provide reasonable, but not absolute, assurance that financial information is reliable and accurate and that assets are adequately safeguarded. In addition, Canadian Oil Sands has in place a Code of Business Conduct that applies to all of its employees and directors.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed annually by the Unitholders to serve as Canadian Oil Sands' external auditors, were engaged to conduct an examination of the Consolidated Financial Statements in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States), and have expressed their opinion on these statements. Canadian Oil Sands also engages independent reserve evaluators to conduct independent evaluations of its crude oil reserves and resources. The external auditors and reserve evaluators have unrestricted access to the Management of Canadian Oil Sands, the Audit Committee, the Reserves, Marketing Operations, and Environmental, Health and Safety Committee and the Board of Directors.

The Board of Directors has appointed a five-person Audit Committee, consisting of directors who are neither employees nor officers of Canadian Oil Sands and all of whom are independent. It meets regularly with Management and external auditors to discuss controls over the financial reporting process, auditing and other financial reporting matters. In addition, the Audit Committee recommends the appointment of Canadian Oil Sands' external auditors.

The Audit Committee meets at least quarterly with Management and the external auditors to review and approve interim financial statements prior to their release and recommends the audited annual financial statements to the Board of Directors for their approval. Annually, the Board of Directors reviews and approves Canadian Oil Sands' annual financial statements, Management's Discussion and Analysis, AIF, Management Information Circular, and annual reserves estimates. The Board of Directors has approved the annual audited Consolidated Financial Statements and the Management's Discussion and Analysis based on the recommendations of the Audit Committee.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2008 using criteria established in the *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, Management concluded that Canadian Oil Sands' internal control over financial reporting was effective as of December 31, 2008.

PricewaterhouseCoopers LLP, our auditors, has audited the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2008 as stated in their report which appears herein.

(signed) **"Marcel R. Coutu"**
President & Chief Executive Officer
February 26, 2009

(signed) **"Ryan M. Kubik"**
Chief Financial Officer
February 26, 2009

Independent Auditors' Report

To the Unitholders
of Canadian Oil Sands Trust

We have completed integrated audits of Canadian Oil Sands Trust's 2008 and 2007 consolidated financial statements and of its internal control over financial reporting at December 31, 2008. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Canadian Oil Sands Trust (the "Trust") as at December 31, 2008 and December 31, 2007, and the related consolidated Statements of Income and Comprehensive Income and Unitholders' Equity and Cash Flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Trust's financial statements as at December 31, 2008 and December 31, 2007 and for each of the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as at December 31, 2008 and December 31, 2007 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited the Trust's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the

audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

(signed) **"PricewaterhouseCoopers LLP"**
Chartered Accountants
Calgary, Alberta
February 26, 2009

Consolidated Statements of Income and Comprehensive Income

For the years ended December 31 ($ millions, except per Trust Unit amounts)	2008	2007
Revenues	$ 4,543	$ 3,633
Expenses		
Operating	1,368	1,034
Non-production	78	63
Crude oil purchases and transportation expense	374	383
Crown royalties *(Note 20)*	599	485
Administration	17	20
Insurance	6	8
Interest, net *(Note 16)*	68	85
Depreciation, depletion and accretion *(Note 7)*	444	351
Foreign exchange loss (gain)	159	(117)
	3,113	2,312
Earnings before taxes from continuing operations	1,430	1,321
Future income tax expense (recovery) *(Note 13)*	(93)	579
Net income from continuing operations	1,523	742
Income from discontinued operations	–	1
Net income	1,523	743
Other comprehensive loss, net of income taxes		
Reclassification of derivative gains to net income	(3)	(6)
Comprehensive income	$ 1,520	$ 737
Weighted-average Trust Units *(millions)*	481	479
Trust Units, end of year *(millions)*	482	479
Net income per Trust Unit [1]**:**		
Basic *(Note 14)*	$ 3.17	$ 1.55
Diluted *(Note 14)*	$ 3.16	$ 1.54

See Notes to Consolidated Financial Statements.

[1] *Discontinued operations did not have a material impact on basic or diluted net income per Trust Unit.*

Consolidated Statements of Unitholders' Equity

For the years ended December 31 ($ millions)	2008	2007
Retained earnings		
Balance, beginning of year, as previously reported	$ 1,643	$ 1,691
Net income	1,523	743
Unitholder distributions *(Note 17)*	(1,804)	(791)
Balance, end of year	1,362	1,643
Accumulated other comprehensive income		
Balance, beginning of year	24	30
Other comprehensive loss, net of income taxes	(3)	(6)
Balance, end of year	21	24
Unitholders' capital		
Balance, beginning of year	2,500	2,260
Issuance of Trust Units *(Note 14)*	24	240
Balance, end of year	2,524	2,500
Contributed surplus		
Balance, beginning of year	5	4
Exercise of employee stock options	(3)	–
Stock-based compensation *(Note 15)*	1	1
Balance, end of year	3	5
Total Unitholders' equity	$ 3,910	$ 4,172

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

As at December 31 ($ millions)	2008	2007
Assets		
Current assets		
Cash and cash equivalents	$ 279	$ 268
Accounts receivable	184	379
Inventories *(Note 6)*	93	102
Prepaid expenses	5	6
	561	755
Property, plant and equipment, net *(Note 7)*	6,277	6,427
Other assets		
Goodwill	52	52
Reclamation trust *(Note 12)*	43	37
	$ 6,933	$ 7,271
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities *(Note 8)*	$ 284	$ 289
Current portion of employee future benefits *(Note 9)*	17	16
	301	305
Employee future benefits and other liabilities *(Note 9)*	99	128
Long-term debt *(Note 11)*	1,258	1,218
Asset retirement obligation *(Note 12)*	235	226
Future income taxes *(Note 13)*	1,130	1,222
	3,023	3,099
Unitholders' equity *(Note 14)*	3,910	4,172
	$ 6,933	$ 7,271

Commitments, Contingencies, and Guarantees *(Notes 21, 22 and 23, respectively)*

See Notes to Consolidated Financial Statements.

Approved by the Board of Directors

(signed) **"Wesley R. Twiss"**
Director

(signed) **"C. E. (Chuck) Schultz"**
Director

Consolidated Statements of Cash Flows

For the years ended December 31 ($ millions)	2008	2007
Cash from (used in) operating activities		
Net income	$ 1,523	$ 743
Items not requiring an outlay of cash		
Depreciation, depletion and accretion	444	351
Unrealized foreign exchange loss (gain) on long-term debt	204	(153)
Future income tax expense (recovery)	(93)	578
Other	2	(3)
Net change in deferred items	(41)	26
Funds from operations	2,039	1,542
Change in non-cash working capital *(Note 24)*	202	(165)
Cash from operating activities	2,241	1,377
Cash from (used in) financing activities		
Repayment of medium term and Senior Notes *(Note 11)*	(150)	(272)
Net drawdown (repayment) of bank credit facilities *(Note 10)*	(16)	16
Unitholder distributions *(Note 17)*	(1,804)	(791)
Issuance of Trust Units *(Note 14)*	21	3
Cash used in financing activities	(1,949)	(1,044)
Cash from (used in) investing activities		
Capital expenditures	(281)	(183)
Acquisition of additional Syncrude working interest *(Note 5)*	–	(231)
Disposition of properties	–	4
Reclamation trust funding	(6)	(7)
Change in non-cash working capital *(Note 24)*	6	(1)
Cash used in investing activities	(281)	(418)
Increase (decrease) in cash and cash equivalents	11	(85)
Cash and cash equivalents, beginning of year	268	353
Cash and cash equivalents, end of year	$ 279	$ 268
Cash and cash equivalents consist of:		
Cash	$ 18	$ 4
Short-term investments	261	264
	$ 279	$ 268

Supplementary Information *(Note 24)*

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Tabular amounts expressed in millions of Canadian dollars, except where otherwise noted.)

Note 1. STRUCTURE OF CANADIAN OIL SANDS TRUST

Canadian Oil Sands Trust (the "Trust") is an open-ended investment trust formed under the laws of the Province of Alberta in October 1995 pursuant to a trust indenture ("Trust Indenture") that has since been amended and restated. Computershare Trust Company of Canada is appointed as Trustee under the Trust Indenture. The beneficiaries of the Trust are the holders ("Unitholders") of the Units ("Units") in the Trust.

Through its subsidiary, Canadian Oil Sands Limited ("COSL"), the Trust indirectly owns a 36.74 percent interest ("Working Interest") in the Syncrude Joint Venture ("Syncrude"). Syncrude is involved in the mining and upgrading of bitumen from oil sands in Northern Alberta and is operated by Syncrude Canada Ltd. ("Syncrude Canada").

Note 2. SUMMARY OF ACCOUNTING POLICIES

Consolidation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("GAAP") and include the accounts of the Trust and its subsidiaries (collectively, "Canadian Oil Sands"). The activities of Syncrude are conducted jointly with others and, accordingly, these financial statements reflect only Canadian Oil Sands' proportionate interest in such activities, which include the production, operating costs, non-production costs, Crown royalty expenses, property, plant and equipment capital expenditures, inventories, employee future benefits and other liabilities, asset retirement obligation, and associated amounts payable and receivable. Substantially all operations of Canadian Oil Sands are carried out through the joint venture.

Cash and Cash Equivalents

Investments with maturities of less than 90 days at purchase are considered to be cash equivalents and are recorded at cost, which approximates fair value.

Property, Plant and Equipment

Property, plant and equipment ("PP&E") includes oil sands assets and interests in natural gas licenses located in the Arctic Islands in Northern Canada (the "Arctic assets"). The oil sands assets are recorded at cost and include the costs of acquiring the Working Interest and costs that are directly related to the exploration, development and construction of oil sands projects. Included in the oil sands assets are asset retirement costs associated with Canadian Oil Sands' asset retirement obligations. Overburden removal, turnaround costs and repairs and maintenance are expensed in the period incurred.

Oil sands assets are depreciated and depleted using the unit-of-production method based on estimated proved plus probable reserves. For purposes of the depreciation and depletion provision, capital costs include future capital costs expected to be necessary in the mining, extraction and upgrading process to recover the estimated proved plus probable reserves.

An impairment test is applied to the oil sands assets to ensure that capitalized costs, less the cost of unproved properties, do not exceed management's estimate of future undiscounted revenues from proved and probable reserves, less transportation and operating expenses, Crown royalties, future development capital costs and general and administrative expenses. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period. The Trust performs this test at least annually or more frequently if there is an indication that asset impairment has potentially occurred.

The Arctic assets are recorded at cost and include the costs of acquiring the varying interests in natural gas licenses located in the Arctic Islands in Northern Canada. The Arctic assets are not amortized as they are not yet developed. A test for impairment of the Arctic assets is performed at least annually or sooner if events or changes in circumstances indicate that their carrying amount may not be recoverable. If it is determined that the net recoverable amount is less than the net carrying amount, a write-down to the fair value is taken and charged to earnings in the period.

Goodwill

Goodwill is recorded at cost and represents the excess of the purchase price over the accounting fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is tested annually for impairment, or when events or changes in circumstances indicate that its carrying amount may not be recoverable. If it is determined that the net recoverable amount of the underlying assets that gave rise to the goodwill is less than the net carrying amount of such assets, a write-down to the fair value of goodwill is taken and charged to earnings in the period.

Inventories

Inventories are valued at the lower of average cost and their net realizable value.

Asset Retirement Obligation

The estimated fair value of the Trust's share of Syncrude's asset retirement obligations is recognized on the Trust's Consolidated Balance Sheet. Syncrude's reclamation obligations relate to the site restoration of each mine site. The discounted full amount of the liability is recorded upon initial land disturbance or when a reasonable estimate of the fair value of the reclamation expenditures can be determined. The fair value is determined by estimating the timing and amounts of the future reclamation expenditures, and discounting the expenditures using a credit-adjusted risk-free rate applicable to the Trust. The asset retirement cost is equal to the estimated fair value of the asset retirement obligation and is capitalized as part of the Trust's PP&E. The asset retirement obligation is accreted based on the Trust's credit-adjusted risk-free rate and the accretion expense is included in the Trust's depreciation, depletion and accretion ("DD&A") expense in the Consolidated Statements of Income and Comprehensive Income.

Actual reclamation payments are charged against the accumulated asset retirement obligation when incurred.

Revenue Recognition

Revenues from the sale of synthetic crude oil and other products are recorded when title passes from Canadian Oil Sands to a third party. Revenues are recorded inclusive of hedging gains and losses, if any, from foreign currency exchange rate and crude oil hedge contracts.

Employee Future Benefits

Canadian Oil Sands accrues its proportionate share of obligations as a joint venture owner in respect of Syncrude Canada's employee benefit plans and the related costs, net of plan assets. The cost of employee pension and other retirement benefits is actuarially determined using the projected benefit method based on length of service and reflects Syncrude's best estimate of the expected performance of the plan investment, salary escalation factors, retirement ages of employees and future health care costs. The expected return on plan assets is based on the fair value of those assets. Past service costs from plan amendments are amortized on a straight-line basis over the estimated average remaining service life of active employees ("EARSL") at the date of amendment. The excess of any net actuarial gain or loss exceeding 10 percent of the greater of the benefit obligation and fair value of the plan assets is amortized over the EARSL.

Future Income Taxes

Canadian Oil Sands follows the liability method of accounting for income taxes. Under this method, future income taxes are calculated as the difference between the accounting and income tax basis of an asset or liability, referred to as temporary differences, tax effected using substantively enacted or enacted income tax rates expected to be in effect when such temporary differences reverse. Future income tax balances recorded on the Consolidated Balance Sheet are adjusted to reflect changes in temporary differences and income tax rates, with the adjustments being recognized in net income in the period that the changes occur.

Non-Monetary Transactions

Canadian Oil Sands exchanges crude oil batches with third parties in the normal course of operations. These transactions lack commercial substance and are therefore recorded at carrying value without the recognition of a gain or loss.

Stock-Based Compensation

Canadian Oil Sands recognizes stock-based compensation expense in its Consolidated Statement of Income and Comprehensive Income for all Unit options ("options") granted with a corresponding increase to contributed surplus in Unitholders' Equity. Canadian Oil Sands determines compensation expense based on the estimated fair values of the options at the time of grant, the cost of which is recognized in net income over the vesting periods of the options.

Canadian Oil Sands also recognizes stock-based compensation expense related to its performance units ("PUPs"), which are awards granted to Canadian Oil Sands officers, other select employees and consultants and its affiliates under Canadian Oil Sands' performance Unit Incentive Plan (the "Incentive Plan"). Canadian Oil Sands determines compensation expense based on the estimated fair values of the PUPs, the cost of which is recognized in net income over the vesting periods of the PUPs. At the current time, there is no issuance of Units from treasury under this Incentive Plan and instead employees in such Incentive Plan receive cash, or cash to purchase Units in the secondary market.

As an owner in Syncrude, Canadian Oil Sands also records its share of costs for Syncrude Canada's stock-based compensation programs. Syncrude Canada's programs include Incentive Phantom Share Units Plan ("Phantom Units") and Incentive Restricted Share Units Plan ("Restricted Units"), both of which require settlement by cash payments. Compensation expense for the Phantom Units and Restricted Units is recognized over the shorter of the normal vesting period and the period to eligible retirement if vesting is accelerated on retirement. Canadian Oil Sands' share of the change in the fair values of the vested Phantom Units and Restricted Units, which are based on market-related values of various Syncrude owners' shares/units at period ends, is recognized in operating expense in the year the change occurs.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the end of the period, with the resulting gain or loss recorded in the Consolidated Statements of Income and Comprehensive Income. Revenues and expenses are translated into Canadian dollars at average exchange rates. Translation gains and losses on U.S. dollar denominated long-term debt are recorded as unrealized until repayment of the debt obligations. All other translation gains and losses are classified as realized.

Net Income per Trust Unit

Canadian Oil Sands applies the treasury stock method to determine the dilutive impact, if any, of options assuming they were exercised in a reporting period. The treasury stock method assumes that all proceeds received by the Trust when options are exercised would be used to purchase Units at the average market price during the period.

Financial Instruments

All financial instruments are initially measured at fair value on the balance sheet. Subsequent measurement of financial instruments is based on their classification as follows:

Classification	*Measurement*
Held for trading	Fair value with changes recognized in net income
Held to maturity	Amortized cost using effective interest method
Loans and receivables	Amortized cost using effective interest method
Available for sale	Fair value with changes recognized in other comprehensive income
Other liabilities	Amortized cost using effective interest method

Transaction costs are added to the amount of the associated financial instrument and amortized accordingly using the effective interest rate method.

The fair values of the Trust's financial instruments, other than long-term debt, approximate their carrying values due to the short-term nature of those instruments. The fair value of long-term debt is determined based on market price indications. In fair valuing its derivatives, the Trust utilizes a valuation technique using available market prices.

Measurement Uncertainty

The preparation of the consolidated financial statements under GAAP requires management to make estimates and assumptions for many financial statement items based on its best estimates and judgments. Significant judgments and estimates relate to depreciation, depletion, impairment tests and asset retirement obligation costs as they are based on reserve engineering studies, environmental studies, new mine plans and price and cost estimates, which by their nature, are subjective and contain measurement uncertainty. The values of pension and other benefit plan accrued obligations and plan assets and the amount of pension cost charged to net income depend on certain actuarial and economic assumptions, which by their nature are subject to measurement uncertainty. The calculation of future income tax is based on assumptions, which are subject to uncertainty as to the timing and at which tax rates temporary differences are expected to reverse. Uncertainties related to various income tax positions exist because the timing of resolution and the impact on tax pool balances are not currently determinable. Accordingly, actual results may differ from estimated amounts as future events occur.

Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2008.

Note 3. CHANGES IN ACCOUNTING POLICIES

In June 2007, the Canadian Institute of Chartered Accountants ("CICA") issued a new accounting standard – Section 3031 *Inventories*, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- Measurement of inventories at the lower of cost and net realizable value;
- Consistent use of either first-in, first-out or a weighted average cost formula to measure cost; and
- Reversal of previous write-downs to the lower of cost and the revised net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard was effective for the Trust beginning January 1, 2008. Application of the new standard did not have a significant impact on the financial statements.

Note 4. NEW ACCOUNTING PRONOUNCEMENTS

Goodwill

In February 2008, the CICA issued a new accounting standard – Section 3064 *Goodwill and Intangible Assets*, which replaces Section 3062 *Goodwill and Other Intangible Assets*, and Section 3450 *Research and Development Costs*. The new Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Section is effective for the Trust beginning January 1, 2009. Application of the new Section is not expected to have a material impact on the Trust's financial statements.

International Financial Reporting Standards

On February 13, 2008, the CICA Accounting Standards Board confirmed that the adoption of International Financial Reporting Standards ("IFRS") would be effective for interim and annual periods beginning on or after January 1, 2011 for Canadian publicly accountable enterprises. IFRS will effectively replace Canadian GAAP for these enterprises. Comparative IFRS information for the previous fiscal year will also be required.

Canadian Oil Sands has developed a plan to convert its consolidated financial statements to IFRS beginning January 1, 2011. To date, Management has identified potential differences between GAAP and IFRS related to the accounting for portions of the Syncrude joint venture and effects of transitional provision of IFRS for first time adopters. Management is reviewing the impact that these differences will have on accounting policies, information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting, and business activities.

Note 5. ACQUISITION OF ADDITIONAL SYNCRUDE WORKING INTEREST

On January 2, 2007, a subsidiary of the Trust closed an acquisition with Talisman Energy Inc. ("Talisman") to purchase an additional 1.25 percent indirect working interest in Syncrude for $476 million. The transaction price was comprised of $238 million in cash and 8,189,655 Units issued from treasury with an approximate value at the time of entering the acquisition agreement of $29 per Unit.

The acquisition has been accounted for as a purchase of assets. The Trust has allocated the purchase price based on fair values to the assets and liabilities as follows:

Net assets and liabilities assumed		
Property, plant and equipment	$	668
Cash		8
Working capital		1
Employee future benefits and other liabilities		(8)
Asset retirement obligation		(6)
Future income taxes		(187)
	$	476
Consideration		
Cash	$	238
Issuance of Trust Units		237
Acquisition costs		1
	$	476

The working interest was acquired through the acquisition of Talisman's interest in a partnership between Talisman and a subsidiary of the Trust. Immediately following the acquisition of Talisman's partnership interest, the partnership was dissolved. The dissolution resulted in an adjustment that increased Canadian Oil Sands' future income tax liability by $140 million as well as increased its property, plant and equipment on the Consolidated Balance Sheet.

Note 6. INVENTORIES

As at December 31	2008	2007
Materials and supplies	**$ 72**	$ 69
Product and linefill	**21**	33
	$ 93	$ 102

Note 7. PROPERTY, PLANT AND EQUIPMENT, NET

As at December 31, 2008	Cost	Accumulated Depreciation and Depletion	Net Book Value
Oil sands assets	**$ 7,942**	**$ 1,830**	**$ 6,112**
Arctic assets	**165**	**–**	**165**
	$ 8,107	**$ 1,830**	**$ 6,277**
As at December 31, 2007			
Oil sands assets	$ 7,662	$ 1,400	$ 6,262
Arctic assets	165	–	165
	$ 7,827	$ 1,400	$ 6,427

The Arctic assets are not subject to amortization as they have not yet been developed.

DD&A expense is comprised of the following:

For the years ended December 31	2008	2007
Depreciation and depletion expense	**$ 430**	$ 340
Accretion expense	**14**	11
	$ 444	$ 351

Note 8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at December 31	2008	2007
Due to Syncrude Joint Venture/Syncrude Canada Ltd.	**$ 250**	$ 225
Accrued liabilities	**9**	42
Interest payable	**25**	22
	$ 284	$ 289

Amounts due to the Syncrude Joint Venture/Syncrude Canada Ltd. typically include commercial trade payables and Crown royalties payable.

Note 9. EMPLOYEE FUTURE BENEFITS AND OTHER LIABILITIES

As at December 31	2008	2007
Employee future benefits (a)	**$ 110**	$ 113
Accrued variable compensation and other (b)	**61**	56
	171	169
Less current portion comprised of:		
Employee future benefits	**(17)**	(16)
Accrued variable compensation and other (included in accounts payable and accrued liabilities)	**(55)**	(25)
	$ 99	$ 128

a) Employee Future Benefits

Syncrude Canada has a defined benefit and two defined contribution plans providing pension benefits and other retirement and post-employment benefit ("OPEB") plans covering most of its employees. Other post-employment benefits include certain health care and life insurance benefits for retirees, their beneficiaries and covered dependants. The OPEB plan is not funded.

Defined Benefit Plan

Syncrude measures its accrued benefit obligation and the fair value of plan assets for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the pension plans for funding purposes was completed in 2007 and was as of December 31, 2006. The next required valuation will be as of December 31, 2009.

Canadian Oil Sands' share of Syncrude Canada's defined benefit plan accrued liability, based on its 36.74 percent ownership at December 31, 2008 and December 31, 2007, is comprised of its share of Syncrude Canada's accrued benefit obligation, partially offset by its share of Syncrude Canada's defined benefit plan assets as follows:

	Pension Benefit Plan		Other Post-Employment Benefits		Total	
As at December 31	**2008**	2007	**2008**	2007	**2008**	2007
Accrued benefit obligation:						
Balance, beginning of year	**$ 584**	$ 533	**$ 50**	$ 39	**$ 634**	$ 572
Acquired *(Note 5)*	**–**	18	**–**	1	**–**	19
Current service cost	**23**	24	**1**	1	**24**	25
Interest cost	**31**	28	**3**	2	**34**	30
Transferred in	**3**	5	**–**	–	**3**	5
Benefits paid	**(24)**	(21)	**(2)**	(1)	**(26)**	(22)
Actuarial loss (gain)	**(114)**	(3)	**(11)**	8	**(125)**	5
Balance, end of year	**$ 503**	$ 584	**$ 41**	$ 50	**$ 544**	$ 634
Fair value of plan assets:						
Actuarial fair value, beginning of year	**$ 374**	$ 339	**$ –**	$ –	**$ 374**	$ 339
Acquired *(Note 5)*	**–**	12	**–**	–	**–**	12
Actual return on plan assets	**(99)**	8	**–**	–	**(99)**	8
Employer contributions	**33**	30	**–**	–	**33**	30
Contributions – transfers	**3**	5	**–**	–	**3**	5
Benefits paid	**(23)**	(20)	**–**	–	**(23)**	(20)
Actuarial fair value, end of year	**288**	374	**–**	–	**288**	374
Funded status – Plan deficit	**(215)**	(210)	**(41)**	(50)	**(256)**	(260)
Unamortized net actuarial loss [1]	**145**	134	**3**	15	**148**	149
Unamortized past service costs [1]	**–**	–	**(2)**	(2)	**(2)**	(2)
Accrued benefit liability	**$ (70)**	$ (76)	**$ (40)**	$ (37)	**$ (110)**	$ (113)

[1] *Amortized over the expected average remaining service lives of employees covered by the plan, which is generally 12 years.*

The asset allocation for Syncrude Canada's plan assets was as follows:

	Percentage of plan assets	
As at December 31	**2008**	2007
Equity securities	**68**	68
Debt securities	**32**	32
	100	100

Elements of defined benefit costs recognized in the year:

For the years ended December 31	Pension Benefit Plan 2008	Pension Benefit Plan 2007	Other Post-Employment Benefits 2008	Other Post-Employment Benefits 2007	Total 2008	Total 2007
Current service cost	**$ 23**	$ 24	**$ 1**	$ 1	**$ 24**	$ 25
Interest cost	**31**	28	**3**	2	**34**	30
Actual return on plan assets	**99**	(8)	**–**	–	**99**	(8)
Actuarial loss (gain)	**(114)**	(3)	**(11)**	8	**(125)**	5
Elements of employee future benefits costs before adjustments to recognize the long-term nature of employee future benefit costs	**$ 39**	$ 41	**$ (7)**	$ 11	**$ 32**	$ 52
Adjustments to recognize the long-term nature of employee future benefit costs:						
Difference between expected return and actual return on plan assets	**(132)**	(23)	**–**	–	**(132)**	(23)
Difference between actuarial loss (gain) recognized for year and actual actuarial loss (gain) on accrued benefit obligation for year	**121**	9	**12**	(8)	**133**	1
	(11)	(14)	**12**	(8)	**1**	(22)
Defined benefit costs recognized in net income	**$ 28**	$ 27	**$ 5**	$ 3	**$ 33**	$ 30

Significant Assumptions

The significant assumptions adopted in measuring Syncrude Canada's accrued benefit obligations are as follows:

	Pension Benefit Plan 2008	Pension Benefit Plan 2007	Other Post-Employment Benefits 2008	Other Post-Employment Benefits 2007
Accrued benefit obligation as of December 31:				
Discount rate	**6.5%**	5.3%	**6.5%**	5.3%
Rate of compensation increase	**5.0%**	5.0%	**5.0%**	5.0%
Benefit costs for years ended December 31:				
Discount rate	**5.3%**	5.0%	**5.3%**	5.0%
Expected long-term rate of return on plan assets	**8.5%**	8.5%	**N/A**	N/A
Rate of compensation increase	**5.0%**	5.0%	**5.0%**	5.0%

For measurement purposes, a 10 percent annual rate of increase in the cost of supplemental health care benefits was assumed for 2007 and 2008. The rate will remain at 10 percent for 2009 before decreasing by 0.5 percent each year thereafter to an ultimate rate of five percent in 2019. In addition, an annual rate increase of four percent in dental rates was used in 2008 and 2007.

Sensitivity Analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans under other post-employment benefits. A one percent increase in assumed health care cost trend rates would have increased the Trust's accrued benefit obligation by $5 million, and a similar decrease in rates would have decreased the Trust's obligation by $4 million. A one percent change in such rates would not have had a material impact on the Trust's current service and interest costs.

Defined Contribution Plans

Canadian Oil Sands' share of Syncrude Canada's defined contribution pension plans was approximately $2 million in each of 2008 and 2007.

Total Cash Payments

Canadian Oil Sands' share of Syncrude's total cash payments for employee future benefits for 2008 was $38 million (2007 – $34 million), consisting of cash contributed by Syncrude Canada to its funded pension plans, cash to fund pension payments in excess of registered plan limits, cash payments directly to beneficiaries for its unfunded OPEB plans and cash contributed to its defined contribution plans.

b) Accrued Variable Compensation and Other

Syncrude Canada has short-term and long-term incentive plans that are cash settled. These plans include Syncrude Canada's employee retention program (Note 21) and stock-based compensation plans (Note 15). Accrued variable compensation and other consists primarily of the long-term portion of these plans. The accrued obligations for these plans are measured at their estimated fair values.

Note 10. BANK CREDIT FACILITIES

As at December 31, 2008		
Extendible revolving term facility (a)	$	40
Line of credit (b)		67
Operating credit facility (c)		800
	$	907

The credit facilities of COSL, the operating subsidiary of the Trust, are unsecured. These credit agreements contain covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 percent, or 65 percent in certain circumstances involving acquisitions.

a) Extendible Revolving Term Facility

The $40 million extendible revolving term facility is a 364-day facility expiring April 23, 2009. This facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees. As at December 31, 2008, no amounts were drawn on this facility.

b) Line of Credit

The $67 million line of credit is a one-year revolving letter of credit facility. Letters of credit drawn on the facility mature April 30th each year and are automatically renewed, unless notification to cancel is provided by Canadian Oil Sands or the financial institution providing the facility at least 60 days prior to expiry. Letters of credit on this facility bear interest at a credit spread.

Letters of credit of approximately $67 million have been written against the line of credit as at December 31, 2008.

c) Operating Credit Facility

The $800 million operating facility is a multi-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread. Unused amounts are subject to standby fees. As at December 31, 2008, no amounts were drawn on this facility.

Note 11. LONG-TERM DEBT

As at December 31		2008		2007
5.75% Medium Term Notes due April 9, 2008 (a)	$	**–**	$	149
5.55% Medium Term Notes due June 29, 2009 (b)		**200**		200
4.8% Senior Notes due August 10, 2009 (c)		**304**		246
5.8% Senior Notes due August 15, 2013 (d)		**364**		293
7.9% Senior Notes due September 1, 2021 (e)		**301**		243
8.2% Senior Notes due April 2, 2027 (f)		**89**		71
Credit facilities drawn, excluding letters of credit (Note 10)		**–**		16
	$	**1,258**	$	1,218

All of Canadian Oil Sands' medium term notes and senior notes are unsecured, rank pari passu with other senior unsecured debt of COSL, and contain certain covenants that place limitations on the sale of assets and the granting of liens or other security interests. The medium term notes are guaranteed by the Trust.

a) 5.75% Medium Term Notes
The Trust repaid $150 million of 5.75% Medium Term Notes on April 9, 2008.

b) 5.55% Medium Term Notes
On June 29, 2004, COSL issued $200 million of 5.55% unsecured Medium Term Notes, maturing June 29, 2009. Interest is payable on the notes semi-annually on June 29 and December 29.

c) 4.8% Senior Notes
On August 9, 2004, COSL issued U.S.$250 million of 4.8% Senior Notes, maturing August 10, 2009. Interest is payable on the notes semi-annually on February 10 and August 10.

d) 5.8% Senior Notes
On August 6, 2003, COSL issued U.S.$300 million of 5.8% Senior Notes, maturing August 15, 2013. Interest is payable on the notes semi-annually on February 15 and August 15.

e) 7.9% Senior Notes
On August 24, 2001, COSL issued U.S.$250 million of 7.9% Senior Notes, maturing September 1, 2021. Interest is payable on the notes semi-annually on March 1 and September 1. COSL has agreed to maintain its senior debt to book capitalization at an amount less than 55 percent.

f) 8.2% Senior Notes
On April 4, 1997, COSL issued U.S.$75 million of 8.2% Senior Notes, maturing April 1, 2027, and retired U.S.$1.05 million during 2000. Interest is payable on the notes semi-annually on April 1 and October 1.

h) Future Payments
Future payments payable under long-term debt, the total of which differs from the amortized cost balance recorded on the Consolidated Balance Sheet, are as follows:

2009	$	506
2013		367
After five years		397
	$	1,270

Canadian Oil Sands intends to refinance on a long-term basis the notes that are maturing in 2009. Of the $840 million in total credit facilities at December 31, 2008 the Trust had $800 million that do not expire until April 27, 2012 and may be used to refinance these obligations. In accordance with EIC-122 *Balance Sheet Classification of Callable Debt Obligations and Debt Obligations Expected to be Refinanced*, debt maturing in 2009 has not been reclassified to current liabilities.

Note 12. ASSET RETIREMENT OBLIGATION AND RECLAMATION TRUST

For the years ended December 31		2008		2007
Asset retirement obligation, beginning of year	**$**	**226**	$	173
Acquired *(Note 5)*		**–**		6
Liabilities settled		**(14)**		(1)
Accretion expense		**14**		11
Change in estimate		**9**		37
Asset retirement obligation, end of year	**$**	**235**	$	226

Canadian Oil Sands and each of the other Syncrude owners are liable for their share of ongoing environmental obligations related to the ultimate reclamation of the Syncrude properties on abandonment. The Trust estimates reclamation expenditures will be made over approximately the next 60 years and has applied an average credit-adjusted risk-free discount rate of six percent (2007 – six percent) in deriving the asset retirement obligation.

Syncrude's upgrader facilities have indeterminate useful lives and therefore the fair values of the related asset retirement obligations cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the upgrader facilities and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated.

The total undiscounted estimated cash flows required to settle the Trust's share of Syncrude's obligation was $774 million at December 31, 2008 (2007 – $743 million) as a result of revised cost estimates.

The reclamation expenditures will be funded from Canadian Oil Sands' cash from operating activities and reclamation trust. In addition to this regular funding for reclamation expenditures, Canadian Oil Sands deposits $0.1322 per barrel of production attributable to its Working Interest to a reclamation trust established for the purpose of funding the operating subsidiary's share of environmental and reclamation obligations. As at December 31, 2008, including interest earned on investments, the balance of the reclamation trust was $43 million (2007 – $37 million).

The Trust has posted letters of credit with the Province of Alberta in the amount of $67 million (2007 – $61 million) to secure its pro rata share of the reclamation obligations of the Syncrude participants.

Note 13. FUTURE INCOME TAXES

The tax provision recorded on the consolidated financial statements differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rate to earnings before taxes as follows:

For the years ended December 31		2008		2007
Earnings before taxes	**$**	**1,430**	$	1,322
Statutory rates				
Federal		**29.50%**		31.00%
Federal abatement		**-10.00%**		-10.00%
Federal surtax		**0.00%**		1.12%
Alberta provincial rate		**10.00%**		10.00%
		29.50%		32.12%
Expected taxes at statutory rate	**$**	**422**	$	425
Add (Deduct) the tax effect of:				
Net income attributable to the Trust – tax sheltered		**(532)**		(254)
Substantive enactment of trust taxation		**–**		701
Statutory rate adjustment for future rate reductions		**–**		(283)
Non-taxable portion of capital losses (gains)		**21**		(17)
Other		**(4)**		7
Provision for taxes	**$**	**(93)**	$	579

In 2007, *Bill C-52 Budget Implementation Act, 2007*, containing legislation to apply a new tax to publicly traded trusts in Canada, was substantively enacted by the Canadian federal government. Upon enactment of the legislation the Trust recorded an additional $701 million future income tax expense and future income tax liability on temporary differences.

During 2007, the federal government substantively enacted tax rate reductions, which lowered tax rates expected to apply in the future to corporations and trusts.

The amount shown on the Consolidated Balance Sheet as future income taxes represents the temporary difference of the Trust and its subsidiaries at substantively enacted tax rates expected to apply when the differences reverse.

Future income taxes are comprised of the following:

As at December 31	2008	2007
Capital and other assets in excess of tax value	**$ (1,654)**	$ (1,809)
Net liabilities in excess of tax value	**524**	587
Balance at December 31	**$ (1,130)**	$ (1,222)

As at December 31, 2008, the following are the estimated balances available for deduction against future taxable income:

As at December 31	2008
Canadian Oil Sands Trust:	
Canadian Development Expense	**$ 89**
Canadian Oil Sands Limited:	
Undepreciated Capital Costs ("UCC") [1]	
Federal UCC	**$ 1,709**
Provincial UCC	**$ 1,568**
Scientific Research and Exploration Development	**$ 14**

[1] *Approximately 58 percent are deductible at an accelerated rate up to income from a mine, and the remaining balance is deductible at the declining balance rate of 25 percent annually.*

Note 14. UNITHOLDERS' EQUITY

a) Unitholders' Capital

The Trust is authorized to issue an unlimited number of ordinary Units pursuant to the Trust Indenture. The Units represent a beneficial interest in the Trust, share equally in all distributions from the Trust and carry equal voting rights. No conversion or pre-emptive rights, and limited retraction rights are attached to the Units. Units are redeemable at the option of the Unitholder at a price that is the lesser of 90 percent of the average closing price of the Units on the principal trading market for the 10 trading days after the date of tender for redemption and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

In 2008, a total of 2.2 million Units were issued (2007 – 8.5 million) for proceeds of $24 million (2007 – $240 million).

The following table summarizes the Units that have been issued:

Date	Number of Units (Millions)	Proceeds
Balance, January 1, 2007	470.9	$ 2,260
Issued for acquisition of additional Syncrude working interest (non-cash)	8.2	237
Issued on exercise of employee options	0.3	3
Balance, December 31, 2007	479.4	2,500
Issued on exercise of employee options	2.2	24
Balance, December 31, 2008	481.6	$ 2,524

The Trust has a Unitholder Rights Plan (the "Rights Plan") designed to provide the Trust and its Unitholders with sufficient time to explore and develop alternatives for maximizing Unitholder value if a takeover bid is made for the Trust. One right has been issued and attached to each issued and outstanding Unit. Rights issued under the Rights Plan become exercisable when a person, and any related parties, has acquired or begins a takeover bid to acquire 20 percent or more of the Units without complying with certain provisions in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder, other than the acquiring person, to purchase Units at a 50 percent discount to the market price.

b) Net Income per Unit

The following table summarizes the Units used in calculating net income per Unit:

As at December 31 *(millions)*	**2008**	2007
Weighted-average Trust Units outstanding, Basic	**481**	479
Effect of options	**1**	2
Weighted-average Trust Units outstanding, Diluted	**482**	481

Note 15. STOCK-BASED COMPENSATION

Canadian Oil Sands' stock-based compensation includes stock option and performance unit plan grants for COSL employees pursuant to a long-term incentive program. In addition, Syncrude Canada has stock-based compensation plans for which Canadian Oil Sands records its Working Interest.

a) Canadian Oil Sands' Stock-based Compensation Plans

Canadian Oil Sands maintains two stock-based compensation plans as described below.

Option Plan

As of December 31, 2008 all remaining outstanding options under the Unit Option and Distribution Equivalent Plan had been exercised. As at December 31, 2008 Canadian Oil Sands had 828,261 options issued under its Unit Incentive Option Plan. The initial exercise price is based on the price of the Units on the preceding day prior to the issuance of the options. Other than exceptions relating to retirement, death or termination, each option has a term of seven years and vests in equal amounts over a three-year period. For options outstanding, the exercise price is reduced in future periods by the amount of distributions in excess of a threshold set by the Board of Directors at the time of the grant.

The following options were issued and outstanding:

Date	Number of Options (Millions)	Weighted-Average Exercise Price
Outstanding at January 1, 2007	2.7	$ 11.01
Granted in 2007	0.2	$ 29.93
Exercised in 2007	(0.3)	$ (8.24)
Outstanding at December 31, 2007	2.6	$ 12.85
Granted in 2008	0.4	$ 39.97
Exercised in 2008	(2.2)	$ 9.73
Outstanding at December 31, 2008	0.8	$ 32.83
Exercisable at December 31, 2007	2.1	$ 9.93
Exercisable at December 31, 2008	0.2	$ 26.80

Exercise Price – As at December 31, 2008	Number of Options Outstanding (Millions)	Weighted-Average Remaining Life (Years)	Weighted-Average Exercise Price
$19.89 – $29.03	0.4	4.6	$ 26.08
$31.62 – $43.41	0.4	6.2	$ 39.51
	0.8	5.4	$ 32.83

The fair value of each option is estimated on the grant date using an option-pricing model. The weighted-average fair values of the options granted and the weighted-average assumptions used in their determination are as noted below:

For the year ended December 31	2008	2007
Risk-free interest rate *(%)*	**3.95**	3.75
Expected life *(years)*	**4.5**	4.5
Expected volatility *(%)*	**28**	29
Expected distribution per Unit *($)*	**3.00**	1.20
Fair value per stock option *($)*	**4.15**	6.00

Performance Unit Incentive Plan

Canadian Oil Sands has granted Performance Unit Rights ("PUPs") pursuant to its Incentive Plan during 2007 and 2008. The PUPs are earned on the third anniversary of the date of grant, at which time the holder is entitled to receive an amount either in the form of Units purchased in the secondary market or in cash, equal to the aggregate current market value of the number of Units subject to the PUPs. No Units are to be issued from treasury. The number of Units granted under the PUPs is dependent on the total unitholder return generated by the Trust at the end of the three years compared to a peer group, with the actual Unit equivalents earned ranging from zero to double the target award. At December 31, 2008 a total of 117,726 PUPs were outstanding (2007 – 69,298) however no PUPs were vested at December 31, 2008 or 2007.

Canadian Oil Sands recorded approximately $2 million of Administration expense in 2008 (2007 – $3 million) related to its stock-based compensation plans.

b) Syncrude Canada's Stock-based Compensation Plans

Syncrude Canada maintains two stock-based compensation plans as described below.

Incentive Restricted Share Units Plan

Syncrude Canada implemented its Restricted Units program in 2006 which awards Restricted Units to certain employees. The Restricted Units vest three years after the date of issuance and require settlement by cash payments. Employees who retire prior to the vesting period may be eligible to receive pro-rated Restricted Units based upon the ratio of service provided during the vesting period relative to the full vesting period. At the end of the vesting period, the cash settlement is based on the weighted-average price of the shares or Units of the Syncrude owners at that time and the total shareholder return of the owners' shares or Units as compared to a relative peer group. At December 31, 2008 a total of 424,499 Restricted Units were outstanding (2007 – 179,303), however no Restricted Units were vested at December 31, 2008 or 2007.

Incentive Phantom Share Units Plan

Syncrude Canada implemented a stock-based compensation plan during 2002 which awarded Phantom Units to certain employees. The Phantom Units have value if the composite value of the weighted-average stock price of 70 percent of the Trust's Units and 30 percent of various other joint venture owners' public shares at the time of exercise by Syncrude Canada employees exceeds the issue price of the awards. The Phantom Units issued up to 2005 had a term of seven years and vest based on a graded vesting schedule: after the first year of issuance, 50 percent of the Phantom Units are exercisable, 25 percent the following year and the last 25 percent after year three. Subject to exceptions relating to early retirement, death or termination, each Phantom Unit issued under this plan after 2005 has a term of seven years and vests in equal amounts over a three-year period. When the awards are exercised they are settled in cash. At December 31, 2008 a total of 1.3 million Phantom Units were outstanding (2007 – 1.0 million) and a total of 0.3 million Phantom Units were exercisable (2007 – 0.3 million).

In 2008, Canadian Oil Sands recorded a $9 million recovery in operating expenses related to its share of Syncrude Canada's stock-based compensation expense as a result of declines in the plan value (2007 – $14 million expense).

Note 16. INTEREST, NET

For the years ended December 31	2008	2007
Interest expense on long-term debt	**$ 76**	$ 91
Interest income and other	**(8)**	(6)
Interest expense, net	**$ 68**	$ 85

Note 17. UNITHOLDER DISTRIBUTIONS

The Consolidated Statements of Unitholder Distributions are provided to assist Unitholders in reconciling cash from operating activities to Unitholder distributions.

Pursuant to Section 5.1 of the Trust Indenture, the Trust distributes all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or under the terms of the Trust Indenture to be withheld. The Trust primarily receives income by way of a royalty and interest on intercompany loans from its operating subsidiary, COSL. The royalty is designed to capture the cash generated by COSL, after the deduction of all costs and expenses including operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors after considering the current and expected economic and operating conditions, ensuring financing capacity for Syncrude's expansion projects and/or Canadian Oil Sands' acquisitions, and with the objective of maintaining an investment grade credit rating.

For the years ended December 31	2008	2007
Cash from operating activities	**$ 2,241**	$ 1,377
Add (Deduct):		
Capital expenditures	**(281)**	(183)
Acquisition of additional Syncrude working interest	**–**	(231)
Disposition of properties	**–**	4
Change in non-cash working capital [1]	**6**	(1)
Reclamation trust funding	**(6)**	(7)
Change in cash and cash equivalents and financing, net [2]	**(156)**	(168)
Unitholder distributions	**$ 1,804**	$ 791
Unitholder distributions per Trust Unit	**$ 3.75**	$ 1.65

[1] *From investing activities.*

[2] *Primarily represents the change in cash and cash equivalents and net financing to fund the Trust's share of investing activities.*

Note 18. CAPITAL MANAGEMENT

The Trust's capital consists of cash and cash equivalents, debt and Unitholders' equity. The balance of each of these items at December 31 was as follows:

As at December 31	2008	2007
Long-term debt	**$ 1,258**	$ 1,218
Cash and cash equivalents	**(279)**	(268)
Net debt	**$ 979**	$ 950
Unitholders' equity	**$ 3,910**	$ 4,172
Total capitalization [1]	**$ 4,889**	$ 5,122
Net debt to total capitalization *(%)*	**20**	19

[1] *Net debt plus Unitholders' equity.*

Net debt to total capitalization increased in 2008 to 20 percent from 19 percent. This was primarily a result of cash from operating activities, distributions, debt repayments during the year and unrealized foreign exchange losses from the revaluations of the U.S. dollar denominated long-term debt and changes in Unitholders' equity.

The Trust's objective for managing capital is to maximize long-term Unitholder value by:

- Ensuring financing capacity for Syncrude's expansion projects and/or acquisitions of oil sands-related assets that are expected to add value to our Unitholders;
- Maintaining an investment grade credit rating to support financing of future expansions and acquisition opportunities, and to allow the Trust to remain un-hedged on its crude oil price exposure; and
- Distributing to Unitholders any cash that is not required for financing Syncrude's operations or capital investment growth opportunities that may offer Unitholders better value.

As disclosed in Notes 10 and 11, the Trust is bound by certain debt covenants; however, these covenants do not specifically limit the Trust's ability to pay distributions. The Trust monitors its total debt-to-total book capitalization as it must be less than 55 percent according to certain financial covenants. With a net debt-to-total capitalization of 20 percent at December 31, 2008, the Trust is well within its limits and a significant increase in debt or decrease in equity would be required to negatively impact the Trust's financial flexibility.

As a result of the Canadian trust taxation legislation passed in June 2007 and effective January 1, 2011, the Trust is subject to certain capital growth restrictions referred to as "normal growth" equity rules. These rules limit the amount of Unitholders' capital that can be issued by the Trust in each of the next two years, based on the Trust's market capitalization on October 31, 2006, as follows:

($ billions)		
Opening Cumulative Normal Growth Capital January 1, 2007	$	5.7
Issued on Talisman acquisition		(0.2)
Annual normal growth capital for 2007		2.9
Annual normal growth capital for 2008		2.9
Ending Cumulative Normal Growth Capital at December 31, 2008	$	11.3
Normal growth capital allowed in:		
2009	$	2.9
2010	$	2.9

If the maximum equity growth allowed is exceeded, the Trust may be subject to trust taxation prior to 2011. However, in 2008 the Department of Finance released draft legislation that would accelerate the safe haven guidelines to immediately allow cumulative new equity issues of up to 100 percent of an entity's October 31, 2006 market capitalization. As of December 31, 2008, this legislation was not enacted.

In addition to growth capital restrictions, the Trust also monitors its foreign ownership levels to the extent possible given the practical limitations regarding beneficial ownership information. The Trust Indenture, under which the Trust was created, provides that no more than 49 percent of the Units of the Trust can be held by non-Canadian residents. The potential impact of breaching this threshold may be the loss of mutual fund trust status, which may significantly adversely impact the valuation of the Units. At December 31, 2008, the Trust's best estimate of the foreign ownership level was 32 percent, based on account data at November 14, 2008.

Note 19. FINANCIAL INSTRUMENTS

Fair Values

The Trust's financial instruments include cash and cash equivalents, accounts receivable, reclamation trust short-term investments, accounts payable and accrued liabilities and debt. The fair values of the Trust's financial instruments that are included in the Consolidated Balance Sheet, with the exception of the Senior Notes and medium term notes, approximate their recorded amount due to the short-term nature of those instruments. The carrying values of the Trust's financial instruments at December 31, 2008 are as follows:

	Held for Trading	Loans and Receivables	Available for Sale	Other Liabilities	Total Carrying Value
Cash and cash equivalents	$ 279	$ –	$ –	$ –	$ 279
Accounts receivable	–	184	–	–	184
Reclamation trust	–	–	43	–	43
Accounts payable and accrued liabilities	–	–	–	284	284
Long-term debt	–	–	–	1,258	1,258
	$ 279	$ 184	$ 43	$ 1,542	$ 2,048

The fair values of the Senior Notes and medium term notes based on third-party market indications are as follows:

As at December 31	2008		2007	
	Carrying Amount	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
5.75% medium term notes due April 9, 2008	**$ –**	**$ –**	$ 149	$ 150
5.55% medium term notes due June 29, 2009	**200**	**202**	200	201
4.8% Senior Notes due August 10, 2009 (U.S.$250 million)	**304**	**302**	246	246
5.8% Senior Notes due August 15, 2013 (U.S.$300 million)	**364**	**330**	293	302
7.9% Senior Notes due September 1, 2021 (U.S.$250 million)	**301**	**279**	243	269
8.2% Senior Notes due April 1, 2027 (U.S.$73.95 million)	**89**	**77**	71	81
	$ 1,258	**$ 1,190**	$ 1,202	$ 1,249

Financial Instrument Risk Management

Canadian Oil Sands provides a detailed risk management discussion, including its exposure and management of crude oil price risk, natural gas price risk, credit risk, liquidity risk and market risk (being foreign currency risk and interest rate risk) in its 2008 annual Management's Discussion and Analysis under the headings "Financial Market Risk" and "Credit Risk" included in the "Risk Management" section.

Note 20. CROWN ROYALTIES

In 2008, Canadian Oil Sands and the other Syncrude joint venture owners exercised their pre-existing option to convert to a bitumen-based Crown royalty. Effective January 1, 2009, Syncrude will calculate Crown royalties based on deemed bitumen revenues less allowed bitumen operating, non-production and capital costs, rather than paying Crown royalties based on the production of synthetic crude oil ("SCO"). As part of the conversion to a bitumen-based royalty, only costs related to producing bitumen rather than the fully upgraded SCO can be deducted. In addition, deductible costs in calculating Crown royalties will be reduced in future years by approximately $5 billion ($1.8 billion net to the Trust) resulting in future Crown royalties of approximately $1.25 billion plus interest ($459 million plus interest net to the Trust) over a 25 year period. The cost reductions relate to capital expenditures that were deducted in computing Crown royalties on SCO in prior years and that are no longer associated with the royalty base.

Also in 2008, Canadian Oil Sands and the other Syncrude owners reached an agreement with the Alberta government on terms to transition the Syncrude Project to Alberta's New Royalty Framework. Under the agreement, the Syncrude owners will pay the greater of 25 percent of net deemed bitumen revenues, or one percent of gross deemed bitumen-based revenues, plus an additional royalty of up to $975 million ($358 million net to the Trust) for the period January 1, 2010 to December 31, 2015. The additional royalty of $975 million is reduced proportionally on bitumen production of less than 345,000 barrels per day over the period and is payable in six annual installments in respect of the following periods:

	2010	2011	2012	2013	2014	2015	Total
Syncrude	$ 75	$ 75	$ 100	$ 150	$ 225	$ 350	$ 975
Canadian Oil Sands Share	$ 27	$ 27	$ 37	$ 55	$ 83	$ 129	$ 358

Note 21. COMMITMENTS

Canadian Oil Sands is obligated to make future cash payments under existing contractual agreements that it has entered into either directly or as an owner in Syncrude. The following commitments that relate to Syncrude reflect Canadian Oil Sands' Working Interest in the joint venture.

a) Management Services Agreement

Effective November 1, 2006, Syncrude Canada entered into a comprehensive Management Services Agreement with Imperial Oil Resources Ltd. ("Imperial Oil") to provide operational, technical and business management services to Syncrude Canada. The agreement has an initial term of 10 years, with five-year renewal provisions. Either Syncrude Canada or Imperial Oil has the option to cancel the agreement on 24 months notice for any reason. Canadian Oil Sands' 36.74 percent share of the annual fixed fee payable to Imperial Oil for the first 10 years under the agreement is $17 million per year. After the first three years through to year 10, variable performance fees will also apply based on the achievement of certain performance targets. Such variable fees may be comparable to the fixed fee component if Syncrude Canada realizes a corresponding benefit through higher production and/or lower per barrel operating costs.

b) Natural Gas Purchase Commitments

Syncrude has entered into purchase commitments for natural gas deliveries at floating market-related prices. There is one long-term natural gas supply contract that expires on October 31, 2010. Canadian Oil Sands' 36.74 percent share of this commitment is for 18 million gigajoules.

c) Pension Plan Solvency Deficiency Payments

The latest actuarial valuation completed in 2007 for Syncrude Canada's defined benefit pension plan requires payments to fund the pension plan solvency deficiency. Canadian Oil Sands' share of these funding requirements is $107 million over the next 14 years.

d) Expenditure Commitments

Canadian Oil Sands is committed to remaining costs of approximately $404 million related to its share of Syncrude's Emissions Reduction project, the majority of which are expected to be incurred over the next three years.

Syncrude introduced an employee retention incentive program for permanent Fort McMurray-based employees which began on April 1, 2006 and ends on March 31, 2009. Syncrude's estimated commitment related to the program is $128 million, or $47 million net to Canadian Oil Sands. A similar plan has also been put in place for the three-year period starting April 1, 2009 and ending March 31, 2012.

Syncrude has various vendor commitments owing in 2009 and 2010 for non-capital items of which the more significant purchases total $43 million, or $16 million net to Canadian Oil Sands.

e) Pipeline Commitments

Canadian Oil Sands has a long-term agreement with Alberta Oil Sands Pipeline Limited ("AOSPL") to transport production from the Syncrude plant gate to Edmonton, Alberta. The agreement provides for reimbursement on a cost of service basis, including operating expenses, cash taxes paid, and a return on the depreciated rate base. The agreement commits Canadian Oil Sands to pay its proportionate share of the cost of service whether or not it ships any volumes on the pipeline. The projected cost of service for 2009 is $21 million and it is expected to average $22 million through to 2035.

Note 22. CONTINGENCIES

a) Tax Disputes

For the period prior to 2000, the tax filings for COSL's predecessors, Canadian Oil Sands Investments Inc. ("COSII") and Athabasca Oil Sands Investments Inc. ("AOSII"), have been reassessed and closed. AOSII's and COSII's 2000, 2001, and 2002 tax returns have been reassessed by the Canada Revenue Agency ("CRA") and Notices of Objection have been filed pertaining to the Syncrude Remission Order and other items. A similar action had been previously instituted by Imperial Oil ("IMO") and accordingly, Canadian Oil Sands' action is being held in abeyance until the IMO action is determined. During 2008 IMO received a favourable ruling in respect of this dispute; however, CRA has appealed the decision. The resolution of this dispute regarding the Syncrude Remission Order is not expected to result in significant additional cash taxes being paid, but an unfavorable resolution would reduce the amount of tax pools available for carry forward. Timing of the resolution of this issue and the impact on tax pool balances could not be determined at December 31, 2008.

b) General

Various suits and claims arising in the ordinary course of business are pending against Syncrude Canada, the operator of the Syncrude Project for the Syncrude joint venture owners. While the ultimate effect of such actions cannot be ascertained at this time, in the opinion of the Trust's management and in consultation with its legal counsel, the liabilities that could reasonably be expected to arise from such actions would not be significant in relation to the operations of Syncrude. Syncrude Canada, as well as Canadian Oil Sands and the other Syncrude owners, also have claims pending against various parties, the outcomes of which are not yet determinable.

Note 23. GUARANTEES

Canadian Oil Sands has posted performance standby letters of credit with the Province of Alberta which are renewed annually. The letters of credit guarantee to the Province of Alberta the reclamation obligations of Canadian Oil Sands' interest in future reclamation of the Syncrude mine sites. The Province of Alberta can draw on the letters of credit if Syncrude fails to perform its reclamation duties on its mine sites. The maximum potential amount of payments Canadian Oil Sands may be liable for pursuant to these letters of credit is $67 million.

Note 24. SUPPLEMENTARY INFORMATION

a) Change in Non-cash Working Capital

For the years ended December 31		2008		2007
Operating activities				
Accounts receivable	**$**	**195**	$	(135)
Inventories		**9**		(18)
Prepaid expenses		**1**		1
Accounts payable and accrued liabilities		**(5)**		(15)
Less: A/P change reclassed to investing and other		**2**		2
	$	**202**	$	(165)
Investing activities				
Accounts payable and accrued liabilities	**$**	**6**	$	(1)

b) Interest and taxes paid

For the years ended December 31		2008		2007
Income tax paid	**$**	**–**	$	1
Interest charges paid	**$**	**74**	$	94

c) Major Customers

In connection with the marketing and sale of Canadian Oil Sands' own synthetic crude oil for the year ended December 31, 2008, the Trust had one customer (2007 – three) which individually accounted for more than 10 percent of consolidated revenues. This customer is a major international integrated energy company with a high quality investment grade credit rating. Sales to this customer were approximately $837 million (2007 – $647 million).

Note 25. SUBSEQUENT EVENT

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

The Trust reinstated its Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan ("DRIP") in January 2009. The DRIP allows eligible Unitholders to direct their distributions to the purchase of additional Units at 95 percent of the weighted average market price, as defined in the DRIP. Alternatively, eligible Unitholders may elect under the premium distribution component to have their distributions invested in new Units and exchanged through the DRIP broker for a premium distribution equal to 102 percent of the amount that the Unitholder would otherwise have received on the distribution date (subject to proration and withholding tax reductions in certain circumstances). Finally, the DRIP allows those Unitholders who participate in either the regular distribution re-investment or premium distribution component of the DRIP to purchase additional Units from treasury at the average market price in minimum amounts of $1,000 per remittance and maximum amounts of $100,000, in a given quarter, all subject to an overall annual limit of two percent of the issued and outstanding Units being offered for purchase in this manner.

Management's Discussion & Analysis

The following Management's Discussion and Analysis ("MD&A") was prepared as of February 26, 2009 and should be read in conjunction with the audited Consolidated Financial Statements and notes thereto of Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") for the years ending December 31, 2008 and December 31, 2007. The Trust's financial results have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars, unless stated otherwise.

ADVISORY – *In the interest of providing the Trust's Unitholders and potential investors with information regarding the Trust, including Management's assessment of the Trust's future production and cost estimates, plans and operations, certain statements throughout this MD&A and the related press release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: expectations regarding crude oil prices and the global credit market and its anticipated impact on Canadian Oil Sands in 2009; the estimate of recoverable reserves and resources; intentions with respect to future distributions; expectations regarding future Crown royalty payments and the royalty regime to be in place past 2015; the plan to convert to a corporate structure around 2011; the expected increase in the Trust's depreciation and depletion rate; the expected impact on the Trust and distributions and the expected structure to be assumed given the federal government's tax changes effective in 2011; the impact that continued credit market turmoil and low crude prices may have on distributions; the belief that debt covenants will not influence the Trust's liquidity in the foreseeable future or limit the Trust's ability to pay distributions; expectations regarding the sustainability of operations at certain levels of WTI prices; future distributions and any increase or decrease from current payment amounts; plans regarding refinancing of the 2009 debt maturities and views on future credit markets, accessibility of capital markets, and availability of financing and the impact on distributions; the belief that operational reliability will improve over time and with that improvement that operating costs will be reduced; the expected level of sustaining capital for the next few years and longer term; the expectations regarding bitumen purchases, capital expenditures and operating costs; the cost estimate for the Syncrude Emissions Reduction ("SER") project and the expectation that the SER project will significantly reduce total sulphur dioxide and other emissions; the completion date for the SER project; the expected impact of any current and future environmental legislation, including without limitation, regulations relating to tailings; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next year; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; the expected realized selling price, which includes the anticipated differential to WTI, to be received in 2009 for Canadian Oil Sands' product; the expectation that no crude oil hedges will be entered into in the future; the potential amount payable in respect of any future income tax liability; the plans regarding future expansions of the Syncrude Project and in particular all plans regarding Stage 4 development; the level of energy consumption in 2009 and beyond; capital expenditures for 2009; the level of natural gas consumption in 2009 and beyond; the expected price for crude oil and natural gas in 2009; the expected production, revenues and operating costs for 2009; and the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange and operating costs have on the Trust's cash from operating activities and net income. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this MD&A include, but are not limited to: the impacts of regulatory changes especially as such relate to royalties, taxation, and environmental charges; the impact of technology on operations and processes and how new complex technology may not perform as expected; skilled labour shortages and the productivity achieved from labour in the Fort McMurray area; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the unanimous joint venture owner approval for major expansions; the variances of stock market activities generally, global economic environment; market volatility; normal risks associated with litigation, general economic, business and market conditions; regulatory change, and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. No assurance can be given that the final legislation implementing the federal tax changes regarding income trusts will not be further changed in a manner that adversely affects the Trust and its Unitholders. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A, and unless required by law, the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.*

TABLE OF CONTENTS

BUSINESS DESCRIPTION

Canadian Oil Sands is an open-ended investment trust that has been generating income from its oil sands investment in the Syncrude Joint Venture ("Syncrude") for over 13 years. The Trust's 36.74 percent working interest is the largest of seven owners and represents the only pure-play public investment opportunity in the project. Canadian Oil Sands increased its Syncrude ownership early in 2007 with the acquisition of an additional 1.25 percent working interest. In 2006 the Trust owned a 35.49 percent interest in Syncrude.

Syncrude is located near Fort McMurray, Alberta and currently operates oil sands mines, utilities plants, bitumen extraction plants and an upgrading complex that processes bitumen into a high-quality, low sulphur, light synthetic crude oil ("SCO"). The bitumen is open-pit mined from oil sands leases located in the Athabasca oil sands deposit. Syncrude is operated by Syncrude Canada Ltd. ("Syncrude Canada") on behalf of the Syncrude owners. Each joint venture owner has an undivided interest in the assets of the Syncrude Project, takes its oil production in kind and funds its proportionate share of Syncrude's operating and capital expenditures on a daily basis. While Syncrude Canada is responsible for the daily operations, a Management Committee of the joint venture owners, as well as other various Management sub-committees, and Syncrude Canada's Board of Directors, staffed by the Syncrude owners, oversee and approve significant Syncrude expenditures and long-term strategies.

Syncrude's facilities have the design capability to produce approximately 375,000 barrels per day ("bpd") when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". Under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily productive capacity of Syncrude's facilities is approximately 350,000 bpd on average and is referred to as "barrels per calendar day". Unless stated otherwise, all references to Syncrude's productive capacity in the following discussions refer to barrels per calendar day.

Canadian Oil Sands has proved plus probable reserves of approximately 1.8 billion barrels of SCO, representing its share of Syncrude's North, Aurora North and Aurora South leases. Based on current productive capacity of approximately 129 million barrels annually, or 47 million barrels net to the Trust, Syncrude's estimated proved plus probable reserve life is approximately 38 years.

Based on evaluations performed by our independent petroleum reserve evaluators effective December 31, 2008, Canadian Oil Sands estimates Syncrude's proved plus probable reserves of 4.9 billion barrels (1.8 billion barrels net to the Trust), its best estimate contingent resources of 5.4 billion barrels (2.0 billion barrels net to the Trust) and its best estimate prospective resources of 2.2 billion barrels (0.8 billion barrels net to the Trust). More information regarding Canadian Oil Sands' reserves and resources can be found in the "Reserves Data and Other Information" section in our 2008 Annual Information Form ("AIF") dated March 13, 2009 at www.sedar.com or on our website at www.cos-trust.com.

EXECUTIVE OVERVIEW

Canadian Oil Sands funds its share of Syncrude's operations and capital expenditures, along with our own administrative and financing costs, acquisitions and distributions, through cash generated from the sale of Syncrude production and debt and equity financing.

Cash from operating activities and the distributions paid to Unitholders are highly dependent on the net selling price received for SCO, production and sales volumes, operating costs and other expenses, including Crown royalties. The price we receive for our product, net of crude oil purchases and transportation expense, reflects the realized selling price at the Syncrude plant gate for our sales of SCO production. Historically, our realized selling price has correlated closely to the Canadian dollar denominated West Texas Intermediate ("WTI") benchmark oil price, and has been impacted by movements in United States ("U.S.")/ Canadian foreign exchange rates. World events and

supply and demand fundamentals create volatility in crude oil prices, in addition to impacting the weighted-average price differential of our SCO product relative to Canadian dollar WTI prices (the "price differential"). This price differential can quickly move from a premium to a discount depending on the supply/demand dynamics in the market.

Production volumes reflect the capacity of the Syncrude facility and the reliability of its operations. The process of mining, extracting and upgrading bitumen is a technical and complex operation requiring regular maintenance of operating units, thereby affecting production volumes, and consequently, revenues and operating costs. An oil sands operation such as Syncrude's is essentially a manufacturing business, whereby reliability is a critical success factor as costs are largely fixed. If the facility can process more barrels, per barrel costs are reduced and the economics of the project are enhanced. Furthermore, reduced reliability may increase repair or maintenance costs, compounding the impact of lower volumes on per barrel operating costs. Syncrude's operations are subject to a number of risks that are discussed in further detail in the Risk Management section of this MD&A.

The Trust's production volumes differ from its sales volumes due to changes in inventory, which reflects in-transit pipeline volumes and varies according to production rates. The growth in production from the completion of Stage 3 facilities late in 2006 required Canadian Oil Sands to access more distant markets on additional pipelines, which generally increases pipeline inventory volumes.

The Trust strives to maintain a strong balance sheet and investment grade credit ratings to facilitate access to capital markets if required to finance its business. The Trust also currently intends to pay distributions to our Unitholders with cash generated from the operations that is not required for financing Syncrude's operations or capital investment and growth opportunities.

More information regarding Canadian Oil Sands, including our AIF, is available at www.sedar.com or on our website at www.cos-trust.com.

ENTERPRISE VALUE AT DECEMBER 31
Market Capitalization + Net Debt ($ billions)


20
15
10
5
0
04
05
06
07
08

MARKET CAPITALIZATION AT DECEMBER 31
($ billions)


20
15
10
5
0
04
05
06
07
08

REVIEW OF SYNCRUDE OPERATIONS

Syncrude's annual production in 2008 totalled 105.8 million barrels, or 289,000 barrels per day, a decrease of 5.5 million barrels from the prior year. Production net to the Trust totalled 38.9 million barrels in 2008 compared with 40.9 million barrels in 2007.

In addition to planned coker turnarounds during the second and fourth quarters, production in 2008 was impacted by constrained bitumen production and by a disruption in operations during the first quarter which was compounded by extremely cold weather. By comparison, annual 2007 production was impacted by unplanned maintenance on Coker 8-3 and Coker 8-2, and planned maintenance on other units.

Operating costs during 2008 averaged $35.26 per barrel, up $10.03 per barrel from 2007. The increase primarily reflects: higher volumes of overburden removed in 2008 than 2007 with increased use of contractors to support this activity; cost inflation; un-budgeted bitumen purchases during the first half of 2008; additional costs associated with an operational upset in the first quarter 2008; and higher natural gas consumption and prices in 2008. Lower production volumes in 2008 compared with 2007 also contributed to higher per barrel operating costs. Operating costs are discussed more fully in the "Operating Costs" section of this MD&A.

Canadian Oil Sands markets its own share of Syncrude production, which is transported by various pipelines to refineries throughout Canada and the U.S. During the third quarter of 2007, Syncrude transitioned its production volumes from its historical Syncrude™ Sweet Blend ("SSB") quality level to a higher quality Syncrude™ Sweet Premium ("SSP") blend, which we expected would increase the amount of Syncrude production our customers could process. While we cannot confirm if the switch to the SSP blend has increased demand for Syncrude products, several of our customers have increased the amount of Syncrude production that they purchase. As we cannot produce SSB at the same time as SSP, we cannot determine if the move to SSP has resulted in the financial benefits we originally expected to achieve. Commencing in 2007, we began using the term "synthetic crude oil", or "SCO", in lieu of the terms SSB and SSP, to refer to Syncrude's production of synthetic crude oil and our sales volumes thereof.

In November 2006, Syncrude Canada entered into a Management Services Agreement ("MSA") with Imperial Oil Resources Ltd. ("Imperial Oil") with an

CANADIAN OIL SANDS' AVERAGE DAILY SALES
(mbbls per day)



120
90
60
30
0
04
05
06
07
08

CASH FROM OPERATING ACTIVITIES
($ per Trust Unit) [1]



5
4
3
2
1
0
04
05
06
07
08

[1] *Non-GAAP measure*

initial term of 10 years. The goal of the MSA is to improve Syncrude's operating reliability and reduce energy intensity, as well as identify capital and operating cost efficiencies through the utilization of Imperial Oil and ExxonMobil's global expertise in the areas of operational, technical and business management services. The MSA also provides Syncrude Canada with access to additional skilled labour resources from Imperial Oil and ExxonMobil to somewhat mitigate the shortage in the Fort McMurray area.

BUSINESS ENVIRONMENT

In the first nine months of 2008, the Trust reported record results, primarily as a result of high crude oil prices. However, in the last quarter of 2008 an economic slowdown in the United States and Canada impacted access to credit markets, commodity pricing and foreign exchange rates. During this time, U.S. dollar WTI prices decreased from approximately $101 per barrel at September 30, 2008 to approximately $45 per barrel at December 31, 2008, and the U.S. to Canadian dollar exchange rate went from $0.94 to $0.82.

For the first two months of 2009 oil prices have averaged approximately $41 U.S. per barrel and the U.S. to Canadian dollar exchange rate has averaged $0.81. The Trust prepared its 2009 budget based on $50 U.S. WTI per barrel and a U.S. to Canadian dollar exchange rate of $0.825. As at February 26, 2009 some entities have been able to access credit markets to obtain financing; however, new financing is at a significantly higher cost than in prior years. The Trust continues to monitor the business environment in preparing guidance, setting distribution levels and managing its capital structure.

Syncrude continued to experience inflationary pressures in 2008 as a result of significant activity in the oil sands. While the annual results demonstrate the strong business environment that existed for most of 2008, they do not entirely reflect the significant deterioration in market conditions that occurred in the last quarter and into 2009. Financial statement users should be alert to these changes as they review the information contained within this MD&A.

SELECTED ANNUAL INFORMATION

($ millions, except per Trust Unit amounts)	**2008**	2007	2006
Revenues, after crude oil purchases and transportation expense	**$ 4,169**	$ 3,250	$ 2,432
Net income	**1,523**	743	834
Per Trust Unit, basic	**3.17**	1.55	1.79
Per Trust Unit, diluted	**3.16**	1.54	1.78
Cash from operating activities	**2,241**	1,377	1,142
Per Trust Unit	**4.66**	2.87	2.45
Total assets	**6,933**	7,271	6,532
Net debt [1]	**979**	950	1,291
Total other long-term liabilities [2]	**334**	354	273
Unitholder distributions per Trust Unit	**3.75**	1.65	1.10

[1] *Long-term debt less cash and cash equivalents. Non-GAAP measure.*

[2] *This balance includes employee future benefits and other liabilities as well as the Trust's asset retirement obligation.*

	2008	2007	2006
Average net realized SCO selling price before currency hedging *($/bbl)* [1]	**$ 106.81**	$ 79.02	$ 71.96
Average West Texas Intermediate *(U.S.$/bbl)*	**99.75**	72.36	66.25
Premium (Discount) price differential *(Cdn$/bbl)* [1]	**1.94**	1.63	(2.57)
Average foreign exchange rates *(U.S.$/Cdn$)*	**0.94**	0.93	0.88

[1] *Based on a volume weighted-average calculation.*

Net Income per Barrel

($ per bbl) [1]	**2008**	2007	2006
Revenues after crude oil purchases and transportation expense	**$ 107.47**	$ 79.29	$ 72.56
Operating costs	**(35.26)**	(25.23)	(27.07)
Crown royalties	**(15.44)**	(11.83)	(6.93)
Netback	**$ 56.77**	$ 42.23	$ 38.56
Non-production costs	**(2.00)**	(1.54)	(2.08)
Administration and insurance	**(0.61)**	(0.69)	(0.65)
Interest, net	**(1.75)**	(2.08)	(2.93)
Depreciation, depletion and accretion	**(11.46)**	(8.56)	(7.61)
Foreign exchange gain (loss)	**(4.09)**	2.86	0.16
Earnings before taxes	**36.86**	32.22	25.45
Future income tax recovery (expense) and other	**2.39**	(14.12)	(0.53)
Net income per barrel	**$ 39.25**	$ 18.10	$ 24.92
Sales volumes *(mmbbls)* [2]	**38.8**	41.0	33.5

[1] Unless otherwise specified, net income and other per barrel measures in this MD&A have been derived by dividing the relevant revenue or cost item by the sales volumes in the period.
[2] Sales volumes, net of purchased crude oil volumes.

The increase in revenues for 2008 relative to 2007 was primarily due to higher realized annual SCO selling prices partially offset by lower 2008 sales volumes. The increase in revenues for 2007 relative to 2006 was due to: increased SCO selling prices, additional sales volumes from the acquisition of an additional 1.25 percent Syncrude interest in January 2007, and a full year of Stage 3 expansion volumes in 2007 versus only four months of Stage 3 expansion volumes for 2006.

NETBACK AFTER HEDGING
($ per bbl)



60
45
30
15
0
04
05
06
07
08

The higher 2008 realized SCO selling price versus 2007, and 2007 compared with 2006, was primarily due to increased U.S. dollar WTI prices for crude oil. During 2008 and 2007, Canadian Oil Sands also received a premium for its crude relative to Canadian dollar WTI, which was in contrast to a discount received in 2006.

Net income increased in 2008 over 2007 primarily as a result of increased revenues and lower income taxes offset by higher operating costs, Crown royalty charges, and depreciation, depletion and accretion ("DD&A") expenses. In 2007, net income was reduced by a one time $701 million future income tax charge following the substantive enactment of trust taxation. Net income decreased in 2007 relative to 2006 as a result of increased revenues that were more than offset by the impacts of the one time future income tax charge, higher Crown royalties and higher operating expenses associated with the increase in production volumes.

Total operating costs increased in 2008 to $1,368 million versus $1,034 million and $907 million in 2007 and 2006, respectively. Costs have increased during the 2006 to 2008 time period mainly as a result of

additional equipment and a larger workforce to operate expanded facilities at Syncrude following the completion of the Stage 3 project, rising costs for materials and labour in the Fort McMurray area, a larger Syncrude working interest and additional costs for contract equipment and operators to move more overburden and oil sands. Further information regarding the increase in operating costs for 2008 relative to 2007 is provided in the "Operating Costs" section of this MD&A.

In 2008 Canadian Oil Sands incurred $599 million in Crown royalties versus $485 million in 2007 and $232 million in 2006. The increase in Crown royalty expense was primarily due to increased revenues, offset by higher operating costs and capital expenditures. In addition, the increase in 2008 and 2007 Crown royalties relative to 2006 was impacted by the shift to a higher 25 percent royalty rate which occurred in the second quarter of 2006 when the major capital expenditure related to Stage 3 was completed.

Foreign exchange gains and losses during the years are primarily attributable to the impact of foreign exchange rate changes on U.S. dollar denominated debt. Unrealized foreign exchange losses on long-term debt totalled $204 million in 2008 versus unrealized foreign exchange gains of $153 million and $1 million in 2007 and 2006, respectively.

DD&A expense in 2008 totalled $444 million versus $351 million for 2007 and $255 million for 2006. Total DD&A was impacted by changes in production volumes and changes in the per barrel depreciation and depletion ("D&D") rate. On a per barrel of production basis the D&D rate was $11.07, $8.31 and $7.34 in 2008, 2007 and 2006, respectively. Per barrel D&D rates have increased mainly as a result of increased future development cost estimates and the acquisition of an additional Syncrude working interest in 2007. Discussion of the Trust's future D&D rates is provided in the "Depreciation, Depletion and Accretion Expense" section of this MD&A.

Cash from operating activities totalled $2,241 million, or $4.66 per Unit, compared with $1,377 million, or $2.87 per Unit in 2007, and $1,142 million, or $2.45 per Unit in 2006. Changes in revenues, operating expenses and Crown royalties impacted cash from operating activities. Changes in non-cash working capital impacted cash from operating activities as provided in the following table:

Years ended December 31 *($ millions)*	**2008**	2007	2006
Cash from (used in) changes in:			
Accounts receivable	**$ 195**	$ (135)	$ (47)
Inventories	**9**	(18)	3
Prepaid expenses	**1**	1	(4)
Accounts payable and accrued liabilities	**(5)**	(15)	23
Less: A/P reclassed to investing and other	**2**	2	47
Change in operating non-cash working capital	**$ 202**	$ (165)	$ 22

Working capital changes and the resulting impact on our cash from operating activities are difficult to predict due to the many variables that influence the changes. Non-cash working capital and changes therein vary on a period-by-period basis as a result of the timing and settlements of accounts receivable and accounts payable balances, and are impacted by a number of factors including changes in revenue, operating expenses, Crown royalties, the timing of capital expenditures, and changes in inventory balances.

Net debt comprised of long-term debt less cash and cash equivalents, increased to $979 million at December 31, 2008 from $950 million at December 31, 2007, mainly as a result of cash from operating activities less capital expenditures, debt repayments, Unitholder distributions, plus unrealized foreign exchange losses in 2008 on the revaluation of U.S. dollar denominated debt. Relative to December 31, 2006, net debt decreased $312 million at December 31, 2008, mainly as a result of cash from operating activities less Unitholder distributions and debt repayments.

Canadian Oil Sands' Asset Retirement Obligation ("ARO") liability, which represents the present value of our share of the estimated environmental reclamation costs of the Syncrude Project, totalled $235 million at the end of 2008, $226 million in 2007 and $173 million in 2006. Canadian Oil Sands' 2008 ARO rose over 2007 as a result of cost inflation adjustments, while the increase in 2007 over 2006 was the result of increased cost estimates to comply with new material handling requirements in accordance with provincial regulations.

The Trust paid distributions totalling $3.75 per Unit in 2008 compared with $1.65 per Unit in 2007 and $1.10 per Unit in 2006. The rise in distributions mainly reflected strong crude oil prices and lower capital costs over the three year period.

Non-GAAP Financial Measures

In this MD&A we refer to financial measures that do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP"). These non-GAAP financial measures include cash from operating activities on a per Unit basis, net debt, total capitalization, net debt to total capitalization, return on average Unitholder equity, return on average productive capital employed, and certain per barrel measures. Cash from operating activities per Unit is calculated as cash from operating activities reported on the Trust's Consolidated Statement of Cash Flows divided by the weighted-average number of Units outstanding in the period. This measure is an indicator of the Trust's capacity to fund capital expenditures, distributions, and other investing activities without incremental financing. In addition, the Trust refers to various per barrel figures, such as net realized selling prices, operating costs and Crown royalties, which also are considered non-GAAP measures, but provide meaningful information on the performance of the Trust. We derive per barrel figures by dividing the relevant revenue or cost figure by our sales volumes, which are net of purchased crude oil volumes in a period.

Non-GAAP financial measures provide additional information that we believe is meaningful regarding the Trust's operational performance, its liquidity and its capacity to fund distributions, capital expenditures and other investing activities. Users are cautioned that non-GAAP financial measures presented by the Trust may not be comparable with measures provided by other entities.

SUMMARY OF QUARTERLY RESULTS

($ millions, except per Trust Unit and volume amounts)	2008				
	Q1	**Q2**	**Q3**	**Q4**	**Annual**
Revenues [1]	**$ 907**	**$ 1,177**	**$ 1,381**	**$ 704**	**$ 4,169**
Net income (loss)	**298**	**497**	**604**	**124**	**1,523**
Per Trust Unit, Basic	**0.62**	**1.04**	**1.25**	**0.26**	**3.17**
Per Trust Unit, Diluted	**0.62**	**1.04**	**1.25**	**0.26**	**3.16**
Cash from operating activities	**441**	**413**	**921**	**466**	**2,241**
Per Trust Unit [2]	**0.92**	**0.86**	**1.91**	**0.97**	**4.66**
Unitholder distributions	**360**	**481**	**602**	**361**	**1,804**
Per Trust Unit	**0.75**	**1.00**	**1.25**	**0.75**	**3.75**
Daily average sales volumes *(bbls/d)* [3]	**99,181**	**97,744**	**116,656**	**110,197**	**105,986**
Net realized selling price *($/bbl)* [4]	**100.41**	**131.32**	**127.55**	**69.40**	**106.91**
Operating costs *($/bbl)* [5]	**35.93**	**41.92**	**32.15**	**32.10**	**35.26**
Purchased natural gas price *($/GJ)*	**7.30**	**9.38**	**7.86**	**6.41**	**7.66**
West Texas Intermediate *(avg U.S.$/bbl)* [6]	**97.82**	**123.80**	**118.22**	**59.08**	**99.75**
Foreign exchange rates *(U.S.$/Cdn$)*:					
Average	**1.00**	**0.99**	**0.96**	**0.83**	**0.94**
Quarter-end	**0.97**	**0.98**	**0.94**	**0.82**	**0.82**

	2007				
	Q1	Q2	Q3	Q4	Annual
Revenues [1]	$ 674	$ 690	$ 936	$ 950	$ 3,250
Net income (loss)	262	(395)	361	515	743
Per Trust Unit, Basic	0.55	(0.82)	0.75	1.07	1.55
Per Trust Unit, Diluted	0.54	(0.82)	0.75	1.07	1.54
Cash from operating activities	202	324	484	367	1,377
Per Trust Unit [2]	0.42	0.68	1.01	0.77	2.87
Unitholder distributions	144	191	192	264	791
Per Trust Unit	0.30	0.40	0.40	0.55	1.65
Daily average sales volumes *(bbls/d)* [3]	108,981	98,720	124,904	116,368	112,298
Net realized selling price *($/bbl)* [4]	68.69	76.81	81.48	88.73	79.29
Operating costs *($/bbl)* [5]	23.56	30.13	20.84	27.38	25.23
Purchased natural gas price *($/GJ)*	6.99	6.78	4.99	5.84	6.14
West Texas Intermediate *(avg U.S.$/bbl)* [6]	58.23	65.02	75.15	90.50	72.36
Foreign exchange rates *(U.S.$/Cdn$)*:					
Average	0.85	0.91	0.96	1.02	0.93
Quarter-end	0.87	0.94	1.00	1.01	1.01

[1] *Revenues after crude oil purchases and transportation expense.*

[2] *Cash from operating activities per Trust Unit is a non-GAAP measure that is derived from cash from operating activities reported on the Trust's Consolidated Statements of Cash Flows divided by the weighted-average number of Trust Units outstanding in the period, as used in the Trust's net income per Unit calculations.*

[3] *Daily average sales volumes after crude oil purchases.*

[4] *Net realized SCO selling price after foreign currency hedging.*

[5] *Derived from operating costs as reported on the Trust's Consolidated Statements of Income and Comprehensive Income, divided by the sales volumes during the period.*

[6] *Pricing obtained from Bloomberg.*

During the last eight quarters, the following items have had a significant impact on the Trust's financial results:

- Fluctuations in U.S. dollar WTI oil prices significantly impacted the Trust's revenues, Crown royalties and net income;
- The substantive enactment of income tax legislation in June 2007 resulted in an additional future income tax expense of $701 million in the second quarter of 2007. Other corporate tax rate reductions substantively enacted in the fourth and second quarters of 2007 resulted in future income tax recoveries of $153 million and $38 million in each quarter, respectively;
- U.S. to Canadian dollar exchange rate fluctuations have resulted in significant unrealized foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt and have impacted commodity pricing; and
- Planned and unplanned maintenance activities have impacted quarterly production volumes, sales revenues, Crown royalties and operating costs.

Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income is also impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt, and by future income tax changes. A large proportion of operating costs are fixed and, as such, unit operating costs are highly variable to production volumes. While the supply/demand balance for crude oil affects selling prices, the impact of this equation is difficult to predict and quantify and has not displayed significant seasonality.

2008 QUARTERLY DAILY AVERAGE SALES VOLUMES
(mbbls per day)


120
90
60
30
0
Q1
Q2
Q3
Q4
Annual

2008 QUARTERLY OPERATING COSTS
($ per bbl)


40
30
20
10
0
Q1
Q2
Q3
Q4
Annual

2008 QUARTERLY NET REALIZED SELLING PRICE
($ per bbl)


160
120
80
40
0
Q1
Q2
Q3
Q4
Annual

Maintenance and turnaround activities are typically scheduled to avoid the winter months; however, the exact timing of unit shutdowns cannot be precisely scheduled, and unplanned outages may occur. Accordingly, production levels may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods.

Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

Canadian Oil Sands' unaudited fourth quarter 2008 results were discussed and analyzed in our MD&A released on January 28, 2009 and filed with the Trust's January 28, 2009 press release, which is available on our website at www.cos-trust.com or at www.sedar.com.

REVIEW OF FINANCIAL RESULTS

Revenues, after Crude Oil Purchases and Transportation Expense

($ millions)	2008	2007	$ Change	% Change
Sales revenue	**$ 4,543**	$ 3,633	$ 910	25
Crude oil purchases	**(337)**	(348)	11	(3)
Transportation expense	**(37)**	(35)	(2)	6
	$ 4,169	$ 3,250	$ 919	28
Sales volumes *(mmbbls)* [1]	**38.8**	41.0	(2.2)	(5)
($ per barrel)				
Realized selling price before hedging [2]	**$ 106.81**	$ 79.02	$ 27.79	35
Currency hedging gains	**0.10**	0.27	$ (0.17)	(63)
Net realized selling price	**$ 106.91**	$ 79.29	$ 27.62	35

[1] *Sales volumes, net of purchased crude oil volumes.*

[2] *Sales revenue, after crude oil purchases and transportation expense divided by sales volumes, net of crude oil volumes purchased. Calculation does not include sulphur sales.*

REVENUES AFTER CRUDE OIL PURCHASES, TRANSPORTATION AND MARKETING EXPENSE AND HEDGING
($ millions)



5,000
3,750
2,500
1,250
0
04
05
06
07
08

NET REALIZED SELLING PRICE
($ per bbl)



120
90
60
30
0
04
05
06
07
08

The increase in sales revenue on an annual basis in 2008 versus 2007 was due to higher realized selling prices for SCO offset by a decline in sales volumes. WTI prices averaged $99.75 U.S. per barrel in 2008 versus $72.36 U.S. per barrel in 2007. Fluctuations in U.S. to Canadian dollar exchange rates did not significantly impact Canadian dollar equivalent WTI prices for 2008 relative to 2007 as average U.S. to Canadian dollar exchange rates were roughly the same in both years.

Our net realized SCO selling price after currency hedging gains averaged $106.91 per barrel in 2008, an increase of $27.62 per barrel compared with 2007. The 35 percent increase in average realized selling price year-over-year reflected higher WTI prices, as well as improved price differentials. We realized a premium to average Canadian dollar WTI of $1.94 per barrel in 2008 relative to a premium of $1.63 per barrel in 2007. The differential is dependent upon the supply and demand for SCO, and accordingly, can change quickly depending upon the short-term supply and demand dynamics in the market and pipeline availability for transporting crude oil.

Year-to-date sales volumes averaged 106,000 barrels per day in 2008 versus an average of 112,000 barrels per day for 2007. Sales volumes for 2008 were impacted by the scheduled turnarounds of Cokers 8-2 and 8-1, operational difficulties during the first quarter and bitumen production constraints. Sales volumes in 2007 were impacted by maintenance on Coker 8-3, Coker 8-2 and other units.

NET INCOME
($ millions)



1,600
1,200
800
400
0
04
05
06
07
08

NET INCOME PER TRUST UNIT – BASIC
($ per Trust Unit)



4
3
2
1
0
04
05
06
07
08

Operating Costs

The following table breaks down unit operating costs into its major components and shows bitumen costs on both a per barrel of bitumen and a per barrel of SCO produced basis. The Trust has prepared this information to enable users to compare operating costs at Syncrude with other oil sands producers. Users are cautioned that the following results may not be fully comparable with other entities due to differing treatments for operating and capital costs among producers.

	2008		2007	
($ per bbl)	**Bitumen**	**SCO**	Bitumen	SCO
Bitumen Costs [1]				
Bitumen production [2]	**$ 15.76**		$ 10.64	
Purchased energy [4]	**2.83**		2.19	
Purchased bitumen	**0.90**		–	
	$ 19.49	**$ 22.82**	$ 12.83	$ 15.26
Upgrading Costs [3]				
Bitumen processing and upgrading		**$ 5.83**		$ 4.35
Turnaround and catalysts		**1.81**		1.05
Purchased energy [4]		**3.94**		2.55
		$ 11.58		$ 7.95
Other and research		**1.04**		1.43
Change in treated and untreated inventory		**0.06**		(0.02)
Total Syncrude operating costs		**$ 35.50**		$ 24.62
Canadian Oil Sands adjustments [5]		**(0.24)**		0.61
Total operating costs		**$ 35.26**		$ 25.23
(thousands of barrels per day)	**Bitumen**	**SCO**	Bitumen	SCO
Syncrude production volumes *(bbls/d)* [6]	**338**	**289**	363	305

[1] *Bitumen costs relate to the removal of overburden, oil sands mining, bitumen extraction and tailings dyke construction and disposal costs. The costs are expressed on a per barrel of bitumen production basis and converted to a per barrel of SCO based on the effective yield of SCO from the processing and upgrading of bitumen.*

[2] *Prior year information has been restated for comparative purposes to conform to a revised presentation of costs.*

[3] *Upgrading costs include the production and ongoing maintenance costs associated with processing and upgrading of bitumen to SCO. It also includes the costs of major upgrading equipment turnarounds and catalyst replacement, all of which are expensed as incurred.*

[4] *Natural gas prices averaged $7.66 per GJ and $6.14 per GJ in 2008 and 2007, respectively.*

[5] *Canadian Oil Sands' adjustments mainly pertain to Syncrude-related pension costs, as well as the inventory impact of moving from production to sales as Syncrude reports per barrel costs based on production volumes and the Trust reports based on sales volumes.*

[6] *Syncrude production volumes include the impact of processed purchased bitumen volumes.*

($ per bbl of SCO)	**2008**	2007	Change	% Change
Production costs	**$ 28.01**	$ 20.08	$ 7.93	39
Purchased energy	**7.25**	5.15	2.10	41
Total operating costs	**$ 35.26**	$ 25.23	$ 10.03	40

(GJs per bbl of SCO)	**2008**	2007	Change	% Change
Purchased energy consumption	**0.95**	0.84	0.11	13

Operating costs averaged $35.26 per barrel in 2008, an increase of $10.03 per barrel compared with 2007. While coker turnarounds occurred in both years, more turnaround and maintenance activity occurred in 2008, resulting in less production relative to the prior year and increased per barrel operating costs. The change in operating costs for 2008 is also attributable to the following:

OPERATING COSTS
($ per bbl)



40
30
20
10
0
04
05
06
07
08

- Additional overburden material was moved during 2008 versus 2007 in order to increase exposed mineable ore inventory. Syncrude also increased its use of contracted equipment and operators to supplement its own material movement activities in 2008;
- Increased costs for contractors and wages for Syncrude staff as a result of inflationary pressures and contract settlements;
- Higher energy costs reflecting increases in natural gas prices and purchased energy consumption, which rose on a per barrel basis due to operational inefficiencies during 2008;
- The un-budgeted purchase of incremental bitumen during the first half of 2008 to support production during times of internal bitumen supply shortfalls;
- Inflationary pressure for materials and consumables; and
- Additional costs during the first quarter of 2008 associated with the disruption of operations.

The increases in costs were partially offset by a decrease in the value of Syncrude's long-term incentive plans in 2008 versus 2007. A significant portion of Syncrude's long-term incentive plans are based on the market return

PURCHASED ENERGY COSTS (BEFORE HEDGING)
($ per bbl)



8
6
4
2
0
04
05
06
07
08

PRODUCTION COSTS
($ per bbl)



32
24
16
8
0
04
05
06
07
08

performance of several Syncrude owners' shares and Units, of which performance was weaker in 2008 relative to 2007.

Non-Production Costs

Non-production costs consist primarily of development expenditures relating to capital programs, which are expensed, such as: commissioning costs; pre-feasibility engineering, technical and support services; research and development ("R&D"); and regulatory and stakeholder consultation expenditures. Accordingly, non-production costs can vary depending on the number of projects underway and the stage of development of the projects. Non-production costs totalled $78 million in 2008, an increase of $15 million compared with 2007, primarily as a result of additional R&D activities at Syncrude.

Crown Royalties

Crown royalties increased to $599 million, or $15.44 per barrel, in 2008 from $485 million, or $11.83 per barrel in 2007. The change in Crown royalties in 2008 versus 2007 was due to increased revenues net of allowed operating costs, non-production costs and capital expenditures.

Under the Generic Oil Sands Royalty regime that was in place in Alberta during 2008 and 2007, the Crown royalty was calculated as the greater of one percent of gross plant gate revenue before hedging, or 25 percent of net revenues, calculated as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. In 2009, key changes will be implemented in the calculation of Syncrude's Crown royalties.

In 2008, Canadian Oil Sands and the other Syncrude owners exercised their pre-existing option to convert to a bitumen-based Crown royalty. Effective January 1, 2009, Syncrude will calculate Crown royalties based on deemed bitumen revenues less allowed bitumen operating, non-production and capital costs, rather than paying Crown royalties based on the production of SCO. As part of the conversion to a bitumen-based royalty, only costs related to producing bitumen rather than the fully upgraded SCO can be deducted. In addition, deductible costs in calculating Crown royalties will be reduced in future years by approximately $5 billion ($1.8 billion net to the Trust) resulting in additional future Crown royalties of approximately $1.25 billion plus interest ($459 million plus interest net to the Trust) over a 25-year period. The cost reductions relate to capital expenditures that were deducted in computing Crown royalties on SCO in prior years and are no longer associated with the royalty base.

In 2008, Canadian Oil Sands and the other Syncrude owners also reached an agreement with the Alberta government on terms to transition the Syncrude Project to Alberta's New Royalty Framework. Under the agreement, the Syncrude owners will pay the greater of 25 percent of net deemed bitumen revenues, or one percent of gross deemed bitumen-based revenues, plus an additional royalty of up to $975 million ($358 million net to the Trust) for the period January 1, 2010 to December 31, 2015. The additional royalty of $975 million is reduced proportionally if bitumen production is less than 345,000 barrels per day over the period and is payable in six annual installments in respect of the following periods:

($ millions)	2010	2011	2012	2013	2014	2015	Total
Syncrude	$ 75	$ 75	$ 100	$ 150	$ 225	$ 350	$ 975
Canadian Oil Sands' Share	$ 27	$ 27	$ 37	$ 55	$ 83	$ 129	$ 358

After 2015, the Syncrude Project will be subject to the New Royalty Framework that applies to the entire oil sands industry. Currently, the royalty regime is based on a sliding scale rate that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The minimum royalty will start at one percent of deemed bitumen revenue and increase when C$-WTI oil is above $55 per barrel, to nine percent of deemed bitumen revenue at $120 per barrel or higher. The net royalty rate will start at 25 percent of net deemed bitumen revenue and rise for every dollar of C$-WTI increase above $55 per barrel up to 40 percent of net deemed bitumen revenue at $120 per barrel or higher.

Copies of the Syncrude Royalty Amending Agreement and the Syncrude Bitumen Royalty Option Agreement are available on our website at www.cos-trust.com or at www.sedar.com.

The Trust's interest expense on its long-term debt decreased in 2008 as a result of reduced average net debt outstanding.

Interest Expense, Net

($ millions)	**2008**	2007	$ Change	% Change
Interest expense on long-term debt	**$ 76**	$ 91	$ (15)	(16)
Interest income and other	**(8)**	(6)	(2)	33
Interest expense, net	**$ 68**	$ 85	$ (17)	(20)

Depreciation, Depletion and Accretion Expense

($ millions)	**2008**	2007	$ Change	% Change
Depreciation and depletion expense	**$ 430**	$ 340	$ 90	26
Accretion expense	**14**	11	3	27
	$ 444	$ 351	$ 93	26

DEPRECIATION AND DEPLETION EXPENSE
($ per bbl)



12
9
6
3
0
04
05
06
07
08

The Trust depreciates and depletes production assets and future development costs on a unit-of-production basis, based on proved plus probable reserves.

D&D expense in 2008 rose by $90 million compared to 2007, reflecting a higher per barrel D&D rate. In 2008 our D&D rate increased to $11.07 per barrel of production versus $8.31 per barrel in 2007. The increase was a result of higher projected capital cost estimates in the Trust's December 31, 2007 independent reserves report.

Based on the results of the Trust's 2008 independent reserves report, the Trust's 2009 D&D rate is $11.27 per barrel. With the exception of 2008 production, the Trust's proved plus probable reserves of 1.8 billion barrels have not changed significantly from the December 31, 2007 reserve estimates. The Trust's December 31, 2008 independent reserve report is summarized in our AIF dated March 13, 2009 which can be found at www.sedar.com or on our website at www.cos-trust.com.

Asset Retirement Obligation

Canadian Oil Sands' ARO liability, which represents the present value of our share of the estimated environmental reclamation costs of the Syncrude project, increased to $235 million at December 31, 2008 versus $226 million at December 31, 2007. The change was due to increased cost estimates and accretion expense less reclamation costs incurred during the year.

Foreign Exchange Gains

($ millions)	**2008**	2007
Unrealized foreign exchange loss (gain)	**$ 204**	$ (153)
Realized foreign exchange loss (gain)	**(45)**	36
Total foreign exchange loss (gain)	**$ 159**	$ (117)

Unrealized foreign exchange ("FX") losses and gains are primarily the result of revaluations of our U.S. dollar denominated long-term debt caused by fluctuations in U.S. and Canadian dollar exchange rates. During 2008, the unrealized FX loss resulted from the weakening of the Canadian dollar relative to the U.S. dollar to $0.82 U.S./Cdn at December 31, 2008 from $1.01 U.S./Cdn at December 31, 2007. At December 31, 2008 the Trust had $874 million in U.S. dollar debt outstanding. The unrealized FX gains in 2007 were due to the strengthening of the Canadian dollar relative to the U.S. dollar to $1.01 U.S./Cdn at December 31, 2007 from $0.86 U.S./Cdn at December 31, 2006.

Realized FX losses and gains are primarily the result of the repayment of U.S. dollar denominated debt, the settlement of U.S. dollar denominated receivables and the revaluation of U.S. dollar cash balances. During 2008, the Trust recognized FX gains primarily on the settlement of U.S. dollar denominated accounts receivable. During 2007, the Trust realized an FX gain of $18 million on the settlement of long-term debt and realized FX losses of $54 million on the settlement of U.S. dollar denominated accounts receivable and cash balances.

Future Income Tax and Other

Canadian Oil Sands' future income taxes on its Consolidated Balance Sheet represent the net difference between tax values and accounting values, referred to as temporary differences, tax-effected at substantively enacted tax rates expected to apply when the differences reverse. Canadian Oil Sands recorded a future income tax recovery of $93 million in 2008 on the reduction of temporary differences compared with a future income tax expense of $579 million in 2007. The 2007 future tax expense was primarily the result of a one-time $701 million future income tax expense recorded on the enactment of federal legislation to tax income trusts, offset by a tax recovery of $193 million associated with reductions in corporate tax rates enacted during 2007.

During 2008, legislation to adjust the deemed provincial component of the tax on distributions from income and royalty trusts commencing in 2011 was passed in the House of Commons. Under this legislation, we expect the provincial component of the tax applicable to Canadian Oil Sands will be reduced from 13 percent to 10 percent, as substantially all of Canadian Oil Sands' activities are in Alberta. For accounting purposes, the adjustment is not considered substantively enacted because the related income tax regulations have not been finalized. If the proposal becomes enacted, we expect to record a future income tax recovery based on the temporary differences at that time.

On July 14, 2008, the Department of Finance released draft legislation for income and royalty trust conversions. The draft legislation is designed to permit income and royalty trusts to convert into public corporations without triggering adverse Canadian tax

consequences to the income or royalty trust and its Unitholders (the "SIFT conversion rules"). On November 28, 2008, the Minister of Finance introduced changes in the House of Commons to the SIFT conversion rules and on December 4, 2008 issued explanatory notes on these changes. For Canadian taxpayers, the effect of this proposed legislation is to allow a tax-free rollover of holdings in a trust as it converts to a corporate structure. It also accelerated the safe haven guidelines to immediately allow cumulative new equity issues of up to 100 percent of an entity's October 31, 2006 market capitalization. As of December 31, 2008, this legislation was not enacted.

With the taxation of income trusts commencing January 1, 2011, Canadian Oil Sands has evaluated alternatives as to the best structure for its Unitholders in the future. Based on current information, and pending the enactment of the SIFT conversion rules, as amended, we will likely convert to a corporation. We plan to retain the flow-through advantages of a trust structure until 2011 unless circumstances arise that favour a faster transition. Canadian Oil Sands continues to be a long-term value investment in the oil sands and does not rely on the tax efficiency of a flow-through trust model to sustain its business. Our long-life reserves and virtually non-declining production profile provide a solid foundation to generate future cash from operating activities.

In 2007 Canadian Oil Sands recorded an additional future income tax liability on its Consolidated Balance Sheet totalling $327 million, with a corresponding increase to property, plant and equipment, as a result of the 1.25 percent Syncrude working interest acquisition and the subsequent dissolution of the partnership in which the working interest was held. The future income tax liability represents the temporary differences between the book values of the net assets and the related tax pools acquired.

CRITICAL ACCOUNTING ESTIMATES

A critical accounting estimate is considered to be one that requires assumptions be made about matters that are uncertain at the time the accounting estimate is made and would have a material impact on the financial results if different assumptions were used. Canadian Oil Sands makes numerous estimates in its financial results in order to provide timely information to users. The following estimates are, however, considered critical:

a) Canadian Oil Sands must estimate the reserves it expects to recover in the future and the related net revenues expected to be generated from those reserves. Our reserves and future net revenues are evaluated and reported in a reserve report prepared by independent petroleum reserve evaluators who determine their evaluations using various factors and assumptions, such as: forecasts of mining and extraction recovery and upgrading yield based on geological and engineering data, projected future rates of production, projected operating costs, royalties and taxes, projected crude oil prices and oil price differentials and timing and amounts of future development costs, all of which are estimates. We believe that the factors and assumptions used in the estimates are reasonable based on the information available at the time that the estimates are prepared. Estimates of reserves and future net revenues are critical to asset impairment tests and D&D calculations. The reserve report is reviewed by Management, the Reserves, Marketing Operations and Environmental, Health and Safety Committee as well as the Board of Directors.

   As circumstances change and new information becomes available, the reserve report data could change. Future actual results could vary greatly from our estimates, which could cause material changes in our unit-of-production D&D rates and asset impairment tests, all of which use the reserves and/or future net revenues in the respective calculations.

b) In 2008 Canadian Oil Sands recorded its ARO liability and corresponding asset based on the estimated discounted fair value of its share of Syncrude's future expenditures that will be required for reclamation of each of Syncrude's mine sites that have been disturbed. In determining the fair value, Canadian Oil Sands must estimate the amount of the future cash payments, the timing of when those payments will be required, and then apply an appropriate credit-adjusted risk-free rate. Given the long reserve life of Syncrude's leases, the reclamation expenditures will be made over approximately the next 60 years, and therefore it is difficult to estimate the timing and amount of the reclamation payments that will be required as they will occur far into the future.

Any changes in the anticipated timing or the amount of the payments subsequent to the initial obligation being recorded results in a change to our ARO liability and corresponding asset. Such changes will impact the accretion of the obligation and the depreciation of the asset and will correspondingly impact net income.

In addition, due to the indeterminate useful life of Syncrude's upgrader facilities and the uncertainty in estimating the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks, no amounts have been recognized in the Trust's ARO liability for those components. Actual future reclamation costs related to the upgrading facilities and the sulphur blocks may materially impact future ARO estimates and the Trust's cash from operating activities in the years these reclamation costs are incurred.

c) Canadian Oil Sands accrues its obligations for Syncrude Canada's post-employment benefits utilizing actuarial and other assumptions to estimate the projected benefit obligation, the return on plan assets and the expense accrual related to the current period. The basic assumptions utilized are outlined in Note 9(a) to the audited Consolidated Financial Statements. A 0.25 change in the discount rate related to Syncrude Canada's defined benefit pension plan would result in an approximate increase/decrease of $25 million in our employee future benefit liability.

In addition, actuarial gains and losses are deferred and amortized into income over the expected average remaining service lives of employees, which was estimated to be 12 years. Actual costs related to Syncrude Canada's employee benefit plans could vary greatly from the amounts accrued for the pension obligation and the plan assets. If Canadian Oil Sands had recognized the actuarial losses immediately in income, pension and other post-employment expense would have decreased from $33 million to approximately $32 million in 2008. In addition, the accrued benefit liability on the Consolidated Balance Sheet would have increased from $110 million to $258 million. Canadian Oil Sands does not have a pension plan for its own employees. Therefore, all of the employee future benefit liabilities and expenditures relate to its working interest share of Syncrude Canada's pension benefit plan and post-employment plan obligations.

d) Canadian Oil Sands must estimate its future tax liability at the end of each reporting period based on estimates of temporary differences, when those temporary differences are expected to reverse and the tax rates at which they will reverse. Actual tax rates at which the temporary differences will reverse and the amount and timing of reversal of the temporary differences may, however, differ from our estimates and may result in material changes in our future income tax liability and future income tax expense or recovery.

CHANGE IN ACCOUNTING POLICIES

In its audited Consolidated Financial Statements for the year ended December 31, 2007 ("Audited 2007 Financial Statements"), Canadian Oil Sands adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Section 3862 Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation, and Section 1535 – Capital Disclosures. These standards were effective January 1, 2008, however, early adoption was encouraged by the CICA.

In June 2007, the CICA issued a new accounting standard Section 3031 Inventories, which replaces the existing standard for inventories, Section 3030. The main features of the new section are as follows:

- measurement of inventories at the lower of cost and net realizable value;
- consistent use of either first-in, first-out or a weighted-average cost formula to measure cost; and
- reversal of previous write-downs to the lower of cost and the revised net realizable value when there is a subsequent increase to the value of inventories.

The new inventory standard was effective for the Trust beginning January 1, 2008. Application of the new standard did not impact the Trust's financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets

In February 2008, the CICA issued a new accounting standard, Section 3064 – Goodwill and Intangible Assets, which replaces Section 3062 – Goodwill and Other Intangible Assets, and Section 3450 – Research and Development costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The section is effective for the Trust beginning January 1, 2009. Application of the new section is not expected to have a material impact on the Trust's financial statements.

International Financial Reporting Standards

On February 13, 2008, the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards ("IFRS") starting in 2011. IFRS will effectively replace Canadian GAAP for these issuers and comparative IFRS information for the 2010 fiscal year will be required. Canadian Oil Sands is assessing the impact on our business of adopting IFRS in 2011.

As part of its assessment, the Trust is identifying potential differences between Canadian GAAP and existing IFRS at December 31, 2008, as well as proposed IFRS which may be in effect in 2011. Management is reviewing the impact that these differences will have on accounting policies, information technology and data systems, internal control over financial reporting, disclosure controls and procedures, financial reporting and business activities. Management has not fully determined the impact of adopting IFRS on its financial statements; however, it should be noted that the current financial statements may be significantly different when presented in accordance with IFRS. The potential impacts on the consolidated financial statements from the adoption of IFRS will depend on the particular circumstances prevailing on January 1, 2011, as well as the accounting policy choices adopted by Canadian Oil Sands.

The adoption of IFRS will also impact Syncrude's financial reporting and reporting of results to the Trust. Syncrude has established an implementation project to manage its transition to IFRS. Canadian Oil Sands and the other Syncrude owners are responsible for approving Syncrude's implementation plans and ensuring that information to be provided by Syncrude meets the owners' needs. Areas of impact that have been identified for Syncrude include the accounting and reporting of property, plant and equipment held on behalf of the joint venture participants, pensions and stock-based compensation. The impact of adopting IFRS on Syncrude has not been quantified at this time.

LIQUIDITY AND CAPITAL RESOURCES

As at December 31 *($ millions)*	2008	2007
Long-term debt	**$ 1,258**	$ 1,218
Cash and cash equivalents	**(279)**	(268)
Net debt	**$ 979**	$ 950
Unitholders' equity	**$ 3,910**	$ 4,172
Total capitalization [1]	**$ 4,889**	$ 5,122
Net debt to total capitalization *(percent)*	**20**	19

[1] *Net debt plus Unitholders' equity. Net debt, total capitalization, as well as net debt to total capitalization are non-GAAP measures.*

During 2008, the Trust's long-term debt increased by $40 million as a result of unrealized foreign exchange losses on U.S. dollar denominated debt more than offsetting debt repayments of $150 million and the repayment of $16 million in credit facility borrowings.

As at December 31, 2008, the Trust had $840 million of unutilized credit facilities, and $67 million in letters of credit issued against a separate line of credit. On June 29 and August 10, 2009, Canadian Oil Sands has $200 million of medium term notes and U.S.$250 million senior notes maturing, respectively. The Trust currently anticipates refinancing these notes using its available credit facilities, or by accessing the debt capital markets.

Canadian Oil Sands has set a long-term net debt target of approximately $1.6 billion by the end of 2010. The Trust's actual net debt will fluctuate, however, as factors such as crude oil prices, Syncrude's operational performance, distributions, FX rates, and the ability to access capital markets in a prudent and cost-effective manner vary from our assumptions, as outlined in the "Unitholder Distributions" section of this MD&A.

NET DEBT AT DECEMBER 31
($ billions)


2.0
1.5
1.0
0.5
0
04
05
06
07
08

NET DEBT TO TOTAL CAPITALIZATION AT DECEMBER 31
(percent)


40
30
20
10
0
04
05
06
07
08

Performance Management Ratios

	2008	2007
Return on average Unitholders' equity *(percent)* [1]	**38**	18
ROCE *(percent)* [2]	**34**	25

[1] *Calculated as comprehensive income divided by average Unitholders' equity.*

[2] *Return on average productive capital employed is calculated as net income before net interest expense, future income taxes and unrealized foreign exchange gains and losses, divided by average net debt plus Unitholders' equity, excluding major expansion projects not yet in use. In 2008 and 2007, no such major expansion projects were excluded.*

A key non-GAAP benchmark used to evaluate the Trust's performance is return on average productive capital employed ("ROCE"), which is a measure of the returns the Trust realizes on its assets that are in productive use. In calculating ROCE, we exclude major expansion projects that are not yet used in production. In 2008 and 2007 there were no such major expansion projects excluded. The Trust's ROCE and return on average Unitholders' equity were higher in 2008 compared with 2007 due primarily to the increase in comprehensive income before net interest, unrealized foreign exchange and future income taxes, respectively.

UNITHOLDER DISTRIBUTIONS

($ millions)	2008	2007
Cash from operating activities	**$ 2,241**	$ 1,377
Net income	**$ 1,523**	$ 743
Unitholder distributions	**$ 1,804**	$ 791
Excess of cash from operating activities over Unitholder distributions [1]	**$ 437**	$ 586
Shortfall of net income over Unitholder distributions [2]	**$ (281)**	$ (48)

[1] *Cash from operating activities less Unitholder distributions.*

[2] *Net income less Unitholder distributions.*

ROCE
(percent)



40
30
20
10
0
04
05
06
07
08

RETURN ON AVERAGE UNITHOLDERS' EQUITY
(percent)



40
30
20
10
0
04
05
06
07
08

In 2008, cash from operating activities exceeded Unitholder distributions by $437 million and along with opening cash balances, funded the Trust's distributions, capital expenditures, reclamation trust fund contributions and debt repayments.

Unitholder distributions in 2008 exceeded net income primarily as a result of DD&A and unrealized foreign exchange losses, which are non-cash items that do not affect the Trust's cash from operating activities or ability to pay distributions over the near term.

The Trust uses debt and equity financing to the extent that cash from operating activities and existing cash balances are insufficient to fund capital expenditures, reclamation trust contributions, debt repayments, acquisitions, distributions, and working capital changes from financing and investing activities.

On January 28, 2009, the Trust declared a quarterly distribution of $0.15 per Unit in respect of the first quarter of 2009 for a total distribution of approximately $72 million. Quarterly distributions are approved by our Board of Directors after considering the current and expected economic conditions, ensuring financing capacity for Canadian Oil Sands' capital requirements and with the objective of maintaining an investment grade credit rating.

In establishing the distribution amount for the first quarter of 2009, the Trust considered the recent decreases in crude oil prices and the turmoil in worldwide credit markets. If oil prices continue to decrease, cash from operating activities and our ability to internally fund distributions and capital expenditures will decline. In addition, as a result of ongoing credit market turmoil, there is risk around the ability of the Trust to access the capital markets in a prudent and cost effective manner. During this period of risk, we believe that it is prudent to reduce distributions in order to maintain liquidity and financial flexibility. The Trust also has approximately $500 million in debt maturities in 2009 that it plans to refinance through existing credit facilities or in the debt capital markets. Despite average WTI market prices of approximately $39 U.S. per barrel in February 2009, the Trust continues to generate cash from operating activities, is largely undrawn on its $840 million of credit facilities and is positioned to execute its financial and operating strategies.

The February distribution also reflects the Trust's plan of managing its capital structure in anticipation of trust taxation in 2011. The Trust has been distributing a fuller amount of its cash from operating activities, and had been targeting a long-term net debt of about $1.6 billion by the end of 2010. While we believe this net debt target reflects efficient capital management and will help conserve tax pools prior to trust taxation, achievement of that target must also consider a prudent liquidity position and capital market access. The target is based on Syncrude's existing productive capacity and will be reconsidered in light of Canadian Oil Sands' future capital requirement plans and any growth opportunities.

In determining the Trust's distributions, Canadian Oil Sands also considers funding for its significant operating obligations, which are included in cash from operating activities. Such obligations include the Trust's share of Syncrude's pension and reclamation funding, which amounted to $55 million and $38 million in 2008 and 2007, respectively. We do not anticipate significant increases in funding for pension or reclamation items in 2009.

Debt covenants do not specifically limit the Trust's ability to pay distributions and are not expected to influence the Trust's liquidity in the foreseeable future. Aside from covenants relating to restrictions on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business, the most restrictive financial covenant limits total debt-to-total capitalization at an amount less than 55 percent. With a current net debt-to-total capitalization of approximately 20 percent, a significant increase in debt or decrease in equity would be required to restrict the Trust's financial flexibility.

Cash from operating activities and net income can fluctuate from period to period reflecting, among other things, variability in operational performance, WTI prices, SCO differentials to WTI prices and FX rates. The Trust strives to smooth out the impacts of these fluctuations on distributions by taking a longer term view of the operating and business environment, our net debt level relative to our target, and our capital expenditure and other commitments. In that regard, the Trust may distribute more or less in a period than is generated in cash from operating activities or net income. The variable nature of cash from operating activities introduces risk in the ability to sustain or provide stability in distributions. Expectations regarding the stability or sustainability of distributions are unwarranted and should not be implied. Further, the taxation of income trusts commencing January 1, 2011 likely will reduce future cash from operating activities, which may alter distribution levels.

Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan (DRIP)

In January 2009, Canadian Oil Sands reinstated its Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan ("DRIP"). The DRIP allows eligible Unitholders to direct their distributions to the purchase of additional Units at 95 percent of the average market price, as defined in the DRIP. Alternatively, eligible Unitholders may elect under the premium distribution component to have their distributions invested in new Units and exchanged through the DRIP broker for a premium distribution equal to 102 percent of the amount that the Unitholder would otherwise have received on the distribution date (subject to proration and withholding tax reductions in certain circumstances). The DRIP also allows those Unitholders who participate in either the regular distribution re-investment or premium distribution component of the DRIP to purchase additional Units from treasury at the average market price in minimum amounts of $1,000 per remittance and maximum amounts of $100,000, in a given quarter, all subject to an overall annual limit of two percent of the outstanding Trust Units being offered for purchase in this manner.

The Trust reinstated its DRIP to help preserve balance sheet equity during this period of lower crude oil prices and credit market risk. As well, the DRIP supports distributions while providing Unitholders with several options to manage their distribution payments in a cost-effective, convenient manner. Only Canadian resident Unitholders are eligible to participate in the DRIP at this time.

CAPITAL EXPENDITURES

With the completion of Syncrude's Stage 3 project in 2006, Canadian Oil Sands' expansion capital expenditures have declined and capital costs for 2008 and 2007 were primarily related to sustaining capital. The Trust defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital. Sustaining capital expenditures may fluctuate considerably year-to-year due to the timing of equipment replacement and other factors. The productive capacity of Syncrude's operations is described in the "Review of Syncrude Operations" section of this MD&A.

In 2008, capital expenditures totalled $281 million versus $183 million in 2007. The Syncrude Emissions Reduction ("SER") project accounted for $73 million and $69 million of the capital spent in 2008 and 2007, respectively, with the remaining expenditures relating to other sustaining capital activities including the replacement of trucks and shovels and infrastructure activities. Sustaining capital expenditures on a per barrel basis were approximately $7.23 and $4.46 in 2008 and 2007, respectively.

Syncrude is undertaking the SER project to retrofit technology into the operation of Syncrude's original two cokers to reduce total sulphur dioxide and other emissions. After the completion of the SER project, stack emissions of sulphur compounds are anticipated to be about 60 percent lower than 2008 approved levels. In 2008, Syncrude completed its review of the SER project and revised its cost estimates for the project to $1.6 billion ($590 million net to the Trust) from $772 million ($284 million net to the Trust). This significant cost increase reflects several causes including estimation errors, delays in the expected completion date and inflationary pressures. The Trust's share of the SER project expenditures incurred to date is approximately $181 million, with the majority of the remaining costs expected to be incurred over the next three years as construction is coordinated with equipment turnaround schedules.

Sustaining capital expenditures, including the SER project, are estimated to average approximately $10 per barrel for 2009 and over the next few years are expected to average $10 to $15 per barrel. The additional expenditures are a result of large environmental and infrastructure projects. Over the longer term, sustaining capital expenditures are expected to average approximately $6 per barrel excluding inflation. The per barrel estimates are based on annual Syncrude production increasing from 106 million barrels in 2008 to 129 million barrels at design capacity.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck, which is estimated to increase Syncrude's productive capacity by about 50,000 barrels per day. Following the debottleneck, the Stage 4 expansion is expected to grow Syncrude capacity by a further 100,000 barrels per day, post-2016. However, Syncrude is re-evaluating its plans to increase production well beyond the 500,000 barrels per day estimated following the Stage 4 expansion. The objective is to develop an expansion plan that maintains an appropriate resource life of about 50 years based on an independent estimate of Syncrude's reserves and resources as of December 31, 2008. The

CAPITAL EXPENDITURES
($ millions)


1,000
750
500
250
0
04
05
06
07
08

scoping engineering work on the Stage 3 debottleneck and subsequent expansion stages have been approved by the Syncrude owners and are being pursued. Spending will ramp up as the engineering work progresses. The timing of the expansions will depend on the engineering and construction execution plans. It is probable that the debottleneck will be delayed beyond our previously disclosed 2012 projected startup, as could other expansion timing. We plan to provide more information on timing over the next year or two as the scoping work progresses. No cost estimates have been provided for these projects nor have they been approved by the Syncrude owners, as they are still in the early planning stages.

The amount and timing of future capital expenditures is dependent upon the business environment and future projects may be delayed or cancelled in times of low commodity prices.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table outlines the significant financial obligations and commitments that are assumed in the normal course of operations and were known as of February 26, 2009. These obligations and commitments represent future cash payments that the Trust is required to make under existing contractual agreements that it has entered into either directly, or as a 36.74 percent owner in Syncrude:

	Payments due by period [8]				
($ millions)	Total	< 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt [1]	$ 1,861	$ 575	$ 165	$ 447	$ 674
Capital expenditure commitments [2]	456	202	254	–	–
Pension plan solvency deficiency payments [3]	107	14	36	17	40
Management services agreement [4]	142	17	51	34	40
Pipeline commitments [5]	589	21	62	41	465
Asset retirement obligations [6]	774	12	43	25	694
Other obligations [7]	238	152	42	12	32
	$ 4,167	$ 993	$ 653	$ 576	$ 1,945

[1] *Actual payments differ from the carrying value, as the amounts are stated at amortized cost plus interest payment commitments on the long-term debt. While there is approximately $500 million of debt maturing in 2009, Canadian Oil Sands' intention is to refinance such debt.*

[2] *Capital expenditure commitments are primarily comprised of our share of Syncrude's Emissions Reduction project.*

[3] *We are responsible for funding our share of Syncrude Canada's registered pension plan solvency deficiency, which was confirmed in the December 31, 2006 actuarial valuation that was completed in 2007.*

[4] *Reflects our share of Syncrude Canada's annual fixed service fees under the agreement.*

[5] *Reflects our share of the AOSPL pipeline commitment as a Syncrude Joint Venture owner.*

[6] *Reflects our share of the undiscounted estimated cash flows required to settle Syncrude's environmental obligations upon reclamation of the Syncrude Joint Venture properties.*

[7] *These obligations primarily include our share of the minimum payments required under Syncrude's commitments for natural gas purchases. Other items include, but are not limited to, annual disposal fees for the flue gas desulphurization unit and tire supply agreements.*

[8] *Amounts due in U.S. dollars are translated at the December 31, 2008 exchange rates.*

The Trust's commitments and obligations have increased relative to the prior year end, primarily as a result of increased cost estimates for the SER project, new natural gas purchase commitments by Syncrude, changes in the value of the Trust's long-term debt, and fewer payments on 2008 commitments.

Canadian Oil Sands accrues its obligations for Syncrude Canada's post-employment benefits utilizing actuarial and other assumptions to estimate the projected benefit obligation, the return on plan assets and the expense accrual related to the current period. As a result of market performance, during the last quarter of 2008 there was a significant decline in the actual return of Syncrude's defined benefit pension plan assets compared with the expected return. There was also an offsetting decline in the value of Syncrude's accrued benefit obligation due to changes in corporate interest rates used to discount those obligations. Syncrude Canada's last actuarial valuation of its pension plan was completed during 2007, which established funding requirements until December 31, 2009. Syncrude's next required valuation for funding purposes will be as of December 31, 2009, however, Syncrude will assess the requirement for an earlier valuation when it files its 2008 pension results.

UNITHOLDERS' CAPITAL AND TRADING ACTIVITY

Canadian Oil Sands issues Unit options ("options") as part of its long-term incentive plan for employees. There were 421,250 options granted in 2008 with an average exercise price of $39.97 per option and a fair value of approximately $2 million, which will be amortized into income over a three-year vesting period. On February 3, 2009, another 441,672 options were granted with a fair value of approximately $2 million. There were 1.3 million options outstanding at February 26, 2009, representing less than one percent of Units outstanding. Each option represents the right of the optionholder to purchase a Unit at the exercise price determined at the date of grant. All option exercise prices are reduced by distributions over a threshold amount. The options vest by one-third following the date of grant in each of the first three years and expire seven years from the date of grant.

As at December 31, 2008, there were 117,726 performance Unit rights ("PUPs") outstanding with an accrued value of approximately $3 million. On February 3, 2009 an additional 111,127 PUPs were granted with a fair value of approximately $2 million. The PUPs are earned based on total Unitholder return at the end of three years compared to a peer group, with the actual Unit equivalents earned ranging from zero to double the target award. More detail on the Trust's stock-based compensation plans can be found in Note 15(a) to the audited Consolidated Financial Statements, as well as the Trust's Management Proxy Circular dated March 13, 2009 which is available on our website at www.cos-trust.com or at www.sedar.com.

Canadian Oil Sands Units trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust had a market capitalization of approximately $10 billion with 482 million Units outstanding and a closing price of $21.10 per Unit on December 31, 2008. A table summarizing the Units issued in 2008 is included in Note 14(a) of the audited Consolidated Financial Statements.

SUSTAINABLE DEVELOPMENT

Waterfowl Incident at Syncrude's Aurora Mine Tailings Pond

In April 2008, a flock of ducks landed and drowned on one of Syncrude's tailings ponds. As a result, Environment Canada, along with Alberta Environment and Alberta Sustainable Resource Department, initiated an investigation into the incident. On February 9, 2009, Syncrude Canada was charged under subsection 5.1(1) of the *Migratory Birds Convention Act, 1994* (MBCA) and section 155 of the *Alberta Environmental Protection and Enhancement Act* (EPEA). Syncrude Canada takes the matter seriously and is working diligently to ensure measures are in place to prevent this tragic event from reoccurring.

Greenhouse Gas Emissions Reduction Requirements

In 2007, through the Specified Gas Emitters Regulation, Alberta became the first province in Canada to regulate greenhouse gases ("GHG") by establishing intensity targets for Large Final Emitters of carbon dioxide ("CO_2"). Effectively, the regulation requires Syncrude, beginning in the second half of 2007, to reduce per barrel emissions of GHG by 12 percent from the average of its annual per barrel emissions between 2003 and 2005. If Syncrude is unable to meet this target directly, it must purchase offset credits or pay into a government fund dedicated to the development of emissions reduction technology.

For 2007, Syncrude met 90 percent of its reduction target under the new regulation and offset the remainder through the payment of approximately $1 million to the Alberta government's technology fund. Syncrude's emissions calculation method and its data were externally verified.

For 2008, Syncrude accrued approximately $0.10 per barrel for compliance with the Specified Gas Emitters Regulation, which is reflected in the Trust's operating costs. The cost estimate remains preliminary pending Syncrude's actual CO_2 emission intensity level and clarification from the Alberta government regarding details of implementation.

On March 10, 2008, Canada's federal government provided further detail on its regulatory framework to reduce GHG and air pollutant emissions originally announced on April 26, 2007. The draft regulations are currently expected to be finalized in 2009 and take effect on January 1, 2010. The draft regulations for oil sands projects require existing projects to reduce emissions intensity by 18 percent in 2010 from the 2006 level and two percent thereafter. New oil sands facilities coming on-stream over the period 2004 to 2011 also will be required to meet clean fuel standards and will be encouraged to implement mechanisms to capture CO_2 emissions. In addition to the reduction of existing GHG emissions, the capture and storage of CO_2 emissions ("CCS") will be a requirement for all oil sands projects coming on-stream post 2012. The draft regulations are expected to impact both current Syncrude operations and its future expansion projects, however, the full impact of the regulations cannot be quantified until they are finalized.

Syncrude continues to explore and implement measures to reduce energy intensity in its operations, which reduces both CO_2 emissions and operating costs. Syncrude also is exploring the viability of developing a large scale CO_2 capture, transportation and storage network through participation in the Integrated CO_2 Network ("ICON").

Reclamation

In March 2008, the Alberta government certified a parcel of reclaimed land north of Fort McMurray. The 104 hectares, known as Gateway Hill, was submitted by Syncrude to the Alberta government in 2003 for certification. Alberta's Environmental Protection and Enhancement Act requires operators to conserve and reclaim specified land and obtain a reclamation certificate. These certificates are issued to operators when their site has been successfully reclaimed.

Syncrude is the first in the oil sands industry to receive certification for land that has been reclaimed. Syncrude has reclaimed more than 4,500 hectares, representing the largest share in the oil sands industry.

Tailings Management

Syncrude's reclamation efforts also include tailings systems management. Tailings systems are designed to separate water from sand and clay to enable incorporation of solids into reclamation landscapes and recycling of water back into the operations. Syncrude and most other oil sands producers use a method called consolidated tails technology; however, additional tailings management technologies may be required in order to meet the approved closure and reclamation plan. Syncrude is exploring methods to improve and supplement the effectiveness of its tailings systems.

On February 5, 2009, the Alberta Energy Resources Conservation Board ("ERCB") released Directive 074: Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes. This directive provides new industry-wide criteria to supplement existing regulations by requiring operators to:

- Reduce fluid fine tailings by capturing a minimum amount of fines in Dedicated Disposal Areas ("DDA");
- Form and manage DDAs to ensure the formation of trafficable deposits that are ready for reclamation five years after active deposition has ceased; and
- Submit to the ERCB annual compliance reports for DDAs, annual tailing plans and pond status reports starting September 30, 2011. DDA plans must also be submitted two years prior to construction.

Syncrude is assessing the impact of this directive on its current and future operations.

Syncrude filed an amendment to its regulatory approval to modify the design of the existing Southwest Sand Storage ("SWSS") facility, permitting interim storage of increased volumes of mature fine tailings and to incorporate supplemental technologies to reduce tailings inventories. Changes to the design of the SWSS facility will be required to increase its fluid storage capacity. The change in design would not increase the footprint of the structure but rather elevate the fluid level within it. Pending regulatory approval, Syncrude intends to make use of this increase in capacity in 2009.

RISK MANAGEMENT

Canadian Oil Sands approaches the management of risk systematically through a process designed to identify, categorize and assess risks. Syncrude Canada, as operator of the joint venture, identifies and assesses the operational and environmental, health and safety ("EH&S") risks that may impact its operations. The Trust then augments Syncrude Canada's analysis with further consideration of risks specific to Canadian Oil Sands. Risks are categorized based on their probability of occurrence and their potential impact on Canadian Oil Sands' future Consolidated Statement of Cash Flows ("Cash Flows"), corporate reputation and EH&S performance. Syncrude and Canadian Oil Sands take a number of actions once the risks have been identified and categorized, including avoidance, mitigation, risk transfer and acceptance. The Board of Directors of Canadian Oil Sands Limited is presented annually with a summary of Management's assessment of the risks and strategies with respect to such risks. The Board of Directors reviews such assessment and recommendations and provides oversight of this risk management process.

There are a number of risks impacting Canadian Oil Sands that affect Cash Flows and therefore the distributions ultimately paid to Unitholders. Cash Flows are highly sensitive to a number of factors including: Syncrude production; sales volumes; oil and natural gas prices; price differentials; foreign currency exchange rates; operating, administrative, and financing expenses; non-production costs; Crown royalties; and regulatory and environmental risks. They are also impacted by sustaining and growth capital expenditures and Canadian Oil Sands' financing requirements thereof. Sensitivities to the most significant items affecting cash from operating activities are provided in the "2009 Outlook" section of this MD&A.

The following discusses the significant risks that impact Canadian Oil Sands' cash from operating activities, corporate reputation and EH&S performance. More information regarding Canadian Oil Sands' risks is available in its AIF dated March 13, 2009 which is available on our website at www.cos-trust.com or at www.sedar.com.

Commodity Price Risk

Crude Oil Price Risk

Our cash flows are impacted by changes in both the U.S. dollar denominated crude oil prices and U.S./ Canadian FX rates. Over the last two years, daily WTI prices have experienced significant volatility, ranging from $145 U.S. per barrel in July 2008 to $34 U.S. per barrel in December 2008. Prior to 2007, Management had hedged oil prices and exchange rates to reduce revenue and cash flow volatility to the Trust during periods of significant capital spending and financing requirements.

Subsequent to 2006, Canadian Oil Sands' financing requirements declined along with net debt levels and expansion capital expenditures and Canadian Oil Sands chose to remain un-hedged and exposed to crude oil price fluctuations. Canadian Oil Sands did not have any crude oil price hedges in place for 2008 or 2007. Instead, a strong balance sheet has been used to mitigate the risk around crude oil price movements. As at February 26, 2009, and based on current expectations, the Trust remains un-hedged on its crude oil price exposure; however, it may hedge this exposure in the future depending on the business environment and its growth opportunities.

In the past few years, various oil sands projects have come on stream, are under development, or are being contemplated. This activity will affect the supply of synthetic crude oil in the market. While some oil sands projects have recently been postponed or cancelled, there is no guarantee that sufficient demand or pipeline capacity will exist to absorb the increased supply without eroding the selling price. This could result in a deterioration of the price differential that Canadian Oil Sands realizes compared with benchmark prices such as WTI. Based on the expected supply of, and demand

for, light synthetic crude oil in 2009, we are estimating a price discount for our product of $4.00 per barrel relative to Canadian dollar WTI prices.

In response to this growing volume of synthetic crude oil, including Syncrude's own increasing volumes, we have expanded the markets for our product and introduced an improvement to product quality as part of our last expansion completed in 2006.

Natural Gas Price Risk

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Increases in natural gas prices, therefore, introduce the risk of higher operating costs. Similar to crude oil prices, monthly average AECO natural gas prices have experienced significant movements over the last two years, ranging from a high of $11.15 per GJ during July 2008 to a low of $4.11 per GJ during August 2007. To the extent crude oil and natural gas prices move together, the risk of natural gas price increases is mitigated as the Trust is significantly more levered to oil price increases. The main risk involves a de-linking of crude oil and natural gas price movements. The Trust has previously used hedge positions to mitigate natural gas price risk and will continue to assess the strategy as a means to manage short-term operating costs. No natural gas hedges were utilized in 2008 or 2007 and as at February 26, 2009, there were no natural gas hedges in place.

While natural gas assets acquired in 2006 through the acquisition of Canada Southern Petroleum are not currently in production and there are no development plans at this time, the acquisition of these natural gas interests may provide Canadian Oil Sands with a partial long-term hedge against significant future natural gas price increases.

Operational Risk

Currently, our investment in Syncrude represents our only producing asset. The results of the Trust, therefore, depend exclusively on the Syncrude operations. The Syncrude Project is a 24-hour per day, 365-day per year operation which includes complex, inter-dependent facilities. The shutdown of any part of Syncrude's operation could significantly impact the production of SCO. Causes of production shortfalls and/or interruptions may include, but are not limited to: design errors, equipment failures, bitumen constraints, operator errors, weather related shutdowns or catastrophic events such as fire, earthquake, storms, explosions or dam failures. There is also the risk that the Syncrude plant will not achieve its design capacity on a sustained basis and/or will not be able to produce SCO with the expected quality specifications, which would impact the Trust's financial returns.

At times productivity of the mining operations may be reduced due to maintenance, weather conditions or unplanned outages such that internally produced bitumen may not be sufficient to supply enough feed for the upgrading facility to meet its production capacity. While Syncrude has the ability to import purchased bitumen, there are physical restrictions on the amount of bitumen that can be transported into Syncrude's facilities and there is a risk that sufficient quantities of bitumen may not be available or economic. Further, the cost of purchased bitumen may be higher than Syncrude's own production costs. Partially offsetting this risk is the opportunity at periods in time, such as during coker turnarounds, for the mining operations to produce more bitumen than is required by the upgrading facility, which results in Syncrude building bitumen inventory for later use. Syncrude's bitumen inventory capabilities, however, are limited.

Extreme cold weather can affect both ongoing operations and capital projects by reducing worker productivity, producing mechanical failure, and potentially increasing natural gas consumption. Major incidents or unscheduled outages during winter months may curtail production and result in significant increases to operating costs.

The Syncrude Project benefits from its operational risk management programs as well as support from Imperial Oil Resources/ExxonMobil through the MSA. These organizations apply robust engineering and design standards and utilize maintenance and inspection procedures to mitigate operational risk. Sustained, safe and reliable operations are critical to achieving targets for production and operating costs.

In addition, we are exposed to the risks associated with major construction projects. These risks include the possibility that projects will not be completed on time and/or will not achieve their design objectives. Complications could arise when new systems are integrated with existing systems and facilities.

Canadian Oil Sands reduces exposure to some operational risks by maintaining appropriate levels of insurance, primarily business interruption ("BI") and property insurance. We have purchased total coverage of U.S. $1.0 billion of BI and property insurance in case Syncrude experiences an event causing a loss or interruption of production, such as a fire or explosion at the operating facilities. The BI insurance is subject to a 60-day self-retention period and the property insurance contains a $50 million deductible at the Syncrude level. While such insurance assists in mitigating some operational upsets, insurance is unlikely to fully protect against catastrophic events or prolonged shutdowns.

We also face risks associated with competition amongst other oil sands producers for limited resources, in particular skilled labour, in the Fort McMurray area where Syncrude and other oil sands producers operate. The demand for these resources contributes to cost inflation for products and services to operate and expand Syncrude's facilities. In addition to paying its employees and contract staff competitive industry compensation, Syncrude Canada has a very strong record for safety performance and is an innovative and socially responsible company committed to the environment and dedicated to its employees, Aboriginal peoples, and the communities of northern Alberta. We believe these qualities assist in retaining skilled labour. Additionally, Syncrude Canada implemented an employee retention program in 2006 that will result in cash payments in early 2009, which may provide savings associated with an experienced workforce. This program was renewed in 2009. To deal with the increased demands on local infrastructure, such as housing, Syncrude cooperates, where they are able to, with other industry participants to share resources, such as camps.

There may also be increased activity in global industries such as the mining sector, which is competing for constrained supplies and labour. While we do not expect any specific shortage to impact our current 2009 production outlook, the ability to achieve higher levels of production may be limited by unexpected supply or labour constraints.

Capital Expenditure Risk

Inherent in the mining of oil sands and production of synthetic crude oil is a need to make substantial capital expenditures. As discussed above, inflationary pressures in the mining industry in general and the Fort McMurray area specifically, are resulting in higher costs. This cost pressure impacts capital expenditures associated with expansion projects and sustaining capital expenditures. Further, there is a risk that maintenance at Syncrude will be required more often than currently planned or that significant capital projects could arise that were not previously anticipated.

In addition to potential capital cost increases, we are exposed to financing risks associated with funding our share of Syncrude's capital program. We have historically minimized this risk by accessing diverse funding sources, including credit facilities and cash from operating activities. In addition, we believe that the Trust has the ability to access public debt and equity markets given our asset base and current credit ratings. For further discussion, see the "Liquidity Risk" disclosure within the "Financial Market Risk" section of this MD&A.

There is also risk associated with estimating costs for major projects. Canadian Oil Sands often discloses estimates for Syncrude's major projects, which encompass the conceptual stage through to final scope design, including detailed engineering cost estimates. These projects, however, typically evolve over time and updates for timing and cost estimates are often provided during project construction. At each stage of these major projects, cost estimates involve uncertainties. Accordingly, actual costs can vary from the estimates.

Financial Market Risk

Canadian Oil Sands is subject to financial market risk as a result of fluctuations in foreign currency exchange rates, interest rates, liquidity and credit.

Foreign Currency Risk

Canadian Oil Sands' results are affected by fluctuations in the U.S./Cdn currency exchange rates as we generate revenue from oil sales based on a U.S. dollar WTI benchmark price, while operating costs and capital costs are denominated primarily in Canadian dollars. Over the last two years, the U.S. to Canadian dollar exchange rate has experienced significant volatility, ranging from a low of $0.77 U.S./Cdn in December 2008 to a high of $1.09 U.S./Cdn in November 2007. Our revenue exposure is partially offset by U.S. dollar obligations, such as interest costs on U.S. dollar denominated debt and our share of Syncrude's U.S. dollar vendor payments. In addition, when our U.S. senior notes mature, we have exposure to U.S. dollar exchange rates on the principal repayment of the notes. This repayment of U.S. dollar debt acts as a partial economic hedge against the U.S. dollar denominated revenue payments we receive from our customers.

In the past, the Trust has hedged foreign currency exchange rates by entering into fixed rate currency contracts. The Trust did not have any foreign currency hedges in place at December 31, 2008, and as at February 26, 2009, we do not intend to enter into any new currency hedge positions. The Trust may, however, hedge foreign currency exchange rates in the future, depending on the business environment and growth opportunities.

As at December 31, 2008, portions of Canadian Oil Sands' cash and cash equivalents, accounts receivable, accounts payable and long-term debt were denominated in U.S. dollars. Based on these U.S. dollar financial instrument closing balances, 2008 net income and other comprehensive income would have increased/decreased by approximately $8 million for every $0.01 decrease/increase in the value of the U.S./Canadian exchange rate.

Interest Rate Risk

Canadian Oil Sands' results, particularly our net interest expense, are impacted by U.S. and Canadian interest rate changes because our credit facilities and investments are exposed to floating interest rates. As at December 31, 2008, no amounts were drawn on the credit facilities. The Trust did not have a significant exposure to interest rate risk in 2008 based on the amount of floating rate debt or investments outstanding during the year.

Liquidity Risk

Liquidity risk is the risk that Canadian Oil Sands will not be able to meet its financial obligations as they fall due. Canadian Oil Sands actively manages its liquidity through daily and longer term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic hedging opportunities, and compliance with debt covenants.

Information regarding the amount of available credit facilities and contractual maturities of Canadian Oil Sands' long-term debt can be found in Notes 10 and 11, respectively, to the Consolidated Financial Statements. Canadian Oil Sands was in compliance with its debt covenants as at December 31, 2008.

In addition, we are exposed to liquidity risk to the extent we have financing requirements related to significant capital or operating commitments. Over the long-term, Canadian Oil Sands manages these risks by spreading out the maturities of its various debt tranches and maintaining a prudent capital structure.

During the last half of 2008, global credit markets tightened with a decline in liquidity and higher borrowing costs. While Canadian Oil Sands continues to generate cash from operating activities and has $840 million of credit facilities to support liquidity, access to capital markets has become constrained and more expensive. During 2009, two tranches of Canadian Oil Sands' debt totalling approximately $500 million will mature. The Trust is considering the risk that financial markets do not improve during 2009 and has identified potential mitigating strategies. These may include accessing the capital markets prior to these maturities and/or further distribution cuts, depending on the circumstances and market conditions.

The timing of cash outflows relating to financial liabilities are outlined below:

	Cash outflow by period				
($ millions)	Total	< 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$ 284	$ 284	$ –	$ –	$ –
Long-term debt [1]	1,861	575	165	447	674

[1] *Actual payments differ from the carrying value, which is stated at amortized cost. While there is approximately $500 million of debt maturing in 2009, Canadian Oil Sands' intention is to refinance such debt. Amount includes interest.*

Credit Risk

Canadian Oil Sands is exposed to credit risk primarily through its trade accounts receivable balances with customers, with financial counterparties with whom the Trust has invested its cash and purchased term deposits from and with its insurance providers in the event of an outstanding claim. The maximum exposure to any one customer or financial counterparty is controlled through a credit policy that limits exposure based on credit ratings. The policy also specifically limits the exposure to customers with a credit rating below investment grade to a maximum of 25 percent of Canadian Oil Sands' consolidated accounts receivable. This credit risk concentration is monitored on a regular basis. Risk is further mitigated as accounts receivable with customers typically are settled in the month following the sale, and investments with financial counterparties are typically short-term in nature and are placed with institutions that have a credit rating of "A" or better. Despite these controls, risk of a credit related loss has increased in the current economic environment.

The Trust's maximum credit exposure related to customer receivables was $167 million at December 31, 2008 (2007 – $377 million). At December 31, 2008, over 90 percent of our accounts receivable balance was due from investment grade energy producers and refinery-based customers, and over 90 percent of our cash and cash equivalents, were invested in term deposits from a range of high-quality senior Canadian banks, totalled $260 million (2007 – $301 million). The Trust did not have any material derivative contracts in place as at December 31, 2008. At present, there are no financial assets that are past their maturity or impaired due to credit risk-related defaults.

Syncrude Joint Venture Ownership

Syncrude is a joint venture that is currently owned by seven participants with varying interests. Major capital decisions for new projects require unanimous support of the Syncrude owners, while other matters require only the approval of a majority of the working interests and three Syncrude owners. Historically, Canadian Oil Sands and the Syncrude owners have sought consensus on all significant matters. There can be no assurance, however, that unanimous agreement will be reached on major capital programs or that future expansions will be executed as currently planned. Additionally, while the obligations of the Syncrude joint venture owners are stated to be joint and not several under the terms of the joint venture agreement, a number of the environmental regulatory requirements impose joint and several liability on all land owners and, as such, the Syncrude joint venture owners. Mitigating this is the credit strength of the other joint venture owners, as well as the ability of the joint venture owners to take the production of any defaulting joint venture owner to satisfy any such obligations.

Pipeline Transportation and Delivery Infrastructure

All of our Syncrude production is currently transported through the Alberta Oil Sands Pipeline Limited ("AOSPL") system, which delivers crude oil to Edmonton, Alberta. Disruptions in service on this system could adversely affect our crude oil sales and cash from operating activities. The AOSPL system feeds into various other crude oil pipelines which deliver our SCO to refinery customers throughout Canada and the U.S. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate or by capacity constraints if the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long-term take-away capacity will exceed crude oil supply out of Alberta, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short-term operational constraints on the pipeline system, arising from pipeline interruptions and/or increased supply of crude oil, will not occur as capacity is believed to be tight. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SCO with negative implications on revenues and cash from operating activities.

We manage exposure to these risks by allocating deliveries to multiple customers via multiple pipelines, however, pipeline choices are limited. We also maintain knowledge of the infrastructure operational issues and expansion proposals through industry organizations in order to assess and respond to delivery risks. In addition, Canadian Oil Sands has obtained access to crude oil storage as a means of dealing with short-term restrictions on pipeline capacity.

Environmental Risk

We are exposed to the risk of a negative impact of Syncrude's operations on the environment. Syncrude's commitment to operational, environmental and social excellence targets global best practices and is aligned with the mitigation of environmental impacts. The Syncrude facility incorporates technologies to reduce emissions, improve energy efficiency and upgrade the entire production stream to help refiners meet higher specifications for environmental and product quality.

The Syncrude operations involve use of water and the emission of greenhouse gases so legislation that significantly restricts or penalizes current production levels would have a material impact on our operations. The costs of meeting such environmental thresholds would increase operating costs and/or capital costs, and as such, may impact the profitability of the operations.

Syncrude expects its efforts to reduce its energy consumption will contribute to lower CO_2 emissions per barrel of SCO production. Total CO_2 emissions may, however, increase as production rises and the risk exists that these mitigation efforts will not meet societal expectations or new environmental regulations.

Syncrude expects to reduce total sulphur dioxide ("SO_2") emissions by up to 60 percent from today's approved Alberta Environmental regulatory levels of 245 tonnes per day. Syncrude also expects to reduce other emissions such as particulate matter and metals through investments in sulphur reduction technology. As part of the Stage 3 expansion, Syncrude equipped its third fluid coker with a flue gas desulphurizer that captures SO_2. Syncrude has an agreement in place to provide the sulphur from the desulphurization unit to a third party for use in the manufacture of ammonium sulphate fertilizer.

Syncrude also has initiated the SER project, which is expected to significantly reduce total SO_2 and other emissions, such as particulate matter and metals. It will involve retrofitting sulphur reduction technology into the operation of Syncrude's original two Base Plant cokers. Procurement and construction expenditures are scheduled for the next three years. The resulting SO_2 emissions also are expected to be below new maximum emission levels that will take effect following the completion of the SER project.

Syncrude produces and stores significant amounts of sulphur in inventory blocks at its plant site as there has historically been a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of our SCO. Syncrude is exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally-friendly solution for dealing with the excess sulphur. Syncrude continues to research alternatives for addressing this issue, which also affects other sulphur producers in the petroleum industry.

In 2005, the Trust entered an agreement with a major sulphur marketer to sell our share of Syncrude's sulphur production. The agreement provided for the sale of sulphur once certain port infrastructure was constructed, if the price exceeded an established minimum plant gate price. The construction of port infrastructure has been delayed pending approvals and project support. Sales under this contract may begin in 2011 if the buyer proceeds with the construction of the port infrastructure later this year. In the meantime, interim sales of sulphur may occur from time to time based on demand and pricing.

Syncrude owners are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Project. We are currently funding our share of Syncrude's ongoing environmental obligations through cash from operating activities. Each of the Syncrude owners has directly posted letters of credit with the Province of Alberta to secure the ultimate mining reclamation obligations, of which Canadian Oil Sands' share was approximately $67 million as at December 31, 2008. In addition to the letters of credit, Canadian Oil Sands maintains a reclamation trust fund to help meet this future reclamation liability.

In 2008, we contributed approximately $6 million, including earned interest, versus approximately $7 million in 2007 to our reclamation trust account, resulting in a December 31, 2008 ending balance of approximately $43 million. The funding requirement of the reclamation trust is more fully described in Note 12 to the audited Consolidated Financial Statements.

Legal and regulatory regimes regarding emissions and environmental protection in the U.S. may also impact the Trust. Environmental legislation in importing jurisdictions in the U.S. may directly affect costs associated with sales of Syncrude production in those jurisdictions. For example, legislation regulating carbon fuel standards in California and other states could result in increased costs to the Trust if purchases of emission permits or credits are required in order to conduct sales in those jurisdictions. The legal and regulatory regimes applicable to American refineries may also have significant, indirect consequences on Canadian Oil Sands' marketing of Syncrude products to the extent that the capacity of refining companies to handle Syncrude products is negatively impacted.

There are also various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands sector, in particular. Again, as no conclusions or recommendations have been issued by such regulatory review body, we cannot assess the impact of any such proposals on our operations.

Foreign Ownership

Under current legislation, mutual fund trusts must be established "primarily for the benefit of Canadians". Historically, the federal government has taken this to mean that not more than 50 percent of Unitholders can be non-Canadian residents. While some royalty trusts rely upon specific tax language which provides a "technical exception" to this provision, the basis upon which Canadian Oil Sands Trust was established in 1995 does not fit within such technical language. The Trust Indenture, under which the Trust was created, provides that no more than 49 percent of the Units of the Trust can be held by non-Canadian residents. Depending upon the nature of the Trust's operations at the time, the potential impact of exceeding this threshold may be the loss of mutual fund trust status to the Trust, which may significantly adversely impact the valuation of the Units. As such, the Trust continues to monitor, to the extent possible given the practical limitations regarding beneficial ownership information, the level of non-Canadian resident Unitholders. To the best of our knowledge, the Trust has always had less than 50 percent non-Canadian resident Unitholders.

The Trust uses declarations from Unitholders and, occasionally, geographical searches to estimate the level of Canadian and non-Canadian resident Unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third-party data and by information system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice and without our knowledge.

Based on account data at February 9, 2009, Canadian Oil Sands estimates that approximately 30 percent of our Units are held by non-Canadian residents with the remaining 70 percent being held by Canadian residents.

As part of Canadian Oil Sands' assessment of the proposed changes to the taxation of income trusts announced by the federal government on October 31, 2006, the Board of Directors may reconsider the foreign ownership restrictions in light of the proposed taxation changes. Accordingly, further clarity on this issue is required from the federal government before Canadian Oil Sands can determine the best course of action for its Unitholders should this ownership limitation arise.

Changes to Tax Legislation

Tax changes enacted by the federal or provincial government can have a material impact on Unitholder distributions. Of specific note is the new federal tax on certain distributions from existing income and royalty trusts effective in 2011. This new tax will ultimately have a material adverse impact on the cash from operating activities and, accordingly, distributions to Unitholders after the transition period in 2011. In response to these changes, and based on current expectations, Canadian Oil Sands will most likely convert to a corporation. We will also consider other options that may emerge. Implications of pending changes are difficult to evaluate in the absence of final legislation and no assurance can be provided regarding the outcome of the transition.

CONSOLIDATED RESULTS COMPARED TO PRIOR YEAR'S OUTLOOK

In its 2007 annual MD&A, the Trust provided guidance with regard to its expected cash from operating activities and capital expenditures (the "original estimate" or "original Outlook"). During 2008 the Trust revised this guidance in quarterly reports and information releases to reflect actual operating results and new material information as it became available (the "revised estimate" or "revised Outlook").

		2008 Outlook	
	2008 Actual	Original [1]	Revised [2]
Outlook assumptions:			
Syncrude production *(mmbbls)*	**106**	115	106
Canadian Oil Sands' sales *(mmbbls)*	**39**	42	39
West Texas Intermediate *(average U.S.$ per barrel)*	**$ 99.75**	$ 80.00	$ 102.00
Premium (Discount) price differential *(Cdn$/bbl)* [3]	**$ 1.94**	$ (2.50)	$ 2.75
Average foreign exchange rates *(U.S.$/Cdn$)*	**$ 0.94**	$ 1.00	$ 0.94
Cash from operating activities *(millions)*	**$ 2,241**	$ 1,588	$ 2,204
Revenues after crude oil purchases and transportation expense	**$ 4,169**	$ 3,274	$ 4,336

[1] *As provided in the Trust's 2007 annual report.*
[2] *Final outlook providing during 2008.*
[3] *Based on a volume weighted-average calculation.*

Syncrude production in 2008 of 106 million barrels was lower than Canadian Oil Sands' original estimate of 115 million barrels. The Trust had revised its estimate of annual Syncrude production to 106 million barrels during 2008 to reflect operational difficulties encountered during the first quarter.

Actual cash from operating activities exceeded the original Outlook by $653 million, primarily reflecting higher realized selling prices net of higher operating costs and Crown royalties than originally estimated. The significant increase in our actual selling price resulted in revenues that were $895 million higher than our original estimate. However, selling prices fell by the end of December resulting in a decrease in non-cash working capital which increased cash from operating activities by $202 million.

We revised our estimate of WTI prices in October 2008 to $102 U.S. per barrel and the price differential to a $2.75 per barrel premium to reflect the strength in prices during the first nine months of the year, however, WTI prices declined significantly in the last quarter of 2008. Revenues after crude oil purchases and transportation expense were $4.2 billion, approximately $0.1 billion less than our revised estimate. Forecasted cash from operating activities was not significantly impacted as a significant decrease in non-cash working capital, as well as a reduction in Crown royalties in comparison with our revised estimate, more than offset the lower revenues.

Actual capital expenditures in 2008 were $281 million compared to our original Outlook of $279 million.

2009 OUTLOOK

(millions of Canadian dollars, except volume and per barrel amounts)	
Syncrude production *(mmbbls)*	115
Canadian Oil Sands sales *(mmbbls)*	42.3
Revenues, net of crude oil purchases and transportation	$ 2,392
Operating costs	$ 1,300
Operating costs per barrel	$ 30.76
Crown royalties	$ 65
Capital expenditures	$ 440
Cash from operating activities	$ 747

Business environment assumptions	
West Texas Intermediate *(U.S.$/bbl)*	$ 50.00
Premium (Discount) to average C$-WTI prices *(Cdn$/bbl)*	$ (4.00)
Foreign exchange rate *(U.S.$/Cdn$)*	$ 0.83
AECO natural gas *(Cdn$/GJ)*	$ 6.00

Syncrude's 2009 annual production is estimated to total 115 million barrels with a range of 110 to 120 million barrels (net to the Trust, equivalent to 42 million barrels with a range of 40 to 44 million barrels). This estimate includes a turnaround of Coker 8-3 in the second quarter of 2009, a turnaround of the LC-Finer in the third quarter of 2009, a turnaround of the vacuum distillation unit with the timing not yet determined, and an allowance for some unplanned outages. The production range reflects our current best estimate of the upside and downside in volumes Syncrude could experience, depending on operational reliability, in 2009.

The production estimate also incorporates reliability issues in the mining and extraction processes that continue to limit progress towards design capacity. Syncrude is focusing resources to address this challenge, including the use of additional contractor services to accelerate overburden removal and expose more oil sands ore to optimize blending and increase feed volumes to our extraction plants.

Purchases of bitumen by Syncrude are not anticipated to be required during 2009 to achieve the budgeted production levels; however, Syncrude continues to monitor bitumen prices and upgrading capacity and purchases bitumen from time to time to optimize its operations. These purchases are not anticipated to have a material impact on Syncrude's production and Canadian Oil Sands' financial results in 2009.

2009 Cost Estimates

	Cdn$ Per Bbl	U.S.$ Per Bbl [1]
Syncrude Costs		
Operating expenses	$ 30.76	$ 25.38
Non-production costs	3.37	2.78
	34.13	28.16
Capital expenditures	10.41	8.59
Total Syncrude costs	$ 44.54	$ 36.75
Canadian Oil Sands Costs		
Interest	$ 1.73	$ 1.43
Administration, Insurance, and Other	0.78	0.64
Total Canadian Oil Sands costs	2.51	2.07
Total Syncrude and Canadian Oil Sands costs	$ 47.05	$ 38.82
Crown royalties	$ 1.55	$ 1.28

[1] *Amounts have been converted to U.S.$ at the 2009 Outlook foreign exchange rate of $0.825 U.S./Cdn for convenience of the reader.*

We expect the Trust's revenues after crude oil purchases and transportation expense in 2009 to total $2.4 billion. Annual operating expenses in 2009 are estimated at $31 per barrel, consisting of $25 per barrel of production costs and $6 per barrel of purchased energy. Purchased energy costs assume a $6 per GJ natural gas price. When combined with Syncrude non-production costs and capital expenditures, total Syncrude costs per our 2009 Outlook are estimated at $44 per barrel. Canadian Oil Sands expects to incur an additional $3 per barrel of costs to cover interest expense, administration, and insurance, resulting in 2009 Outlook total costs of $47 per barrel for Syncrude and Canadian Oil Sands. Crown royalties are estimated at an additional $1.55 per barrel.

We have assumed a $50 U.S. per barrel WTI crude oil price, an $0.825 U.S./Cdn foreign exchange rate, and a $4.00 per barrel SCO discount to C$-WTI, resulting in revenues of $57 Cdn per barrel.

Based on the above assumptions, our estimate of 2009 cash from operating activities is $747 million, or $1.55 per Unit. After considering estimated 2009 capital expenditures of $440 million, we are projecting $307 million, or $0.64 per Unit, of remaining cash from operating activities that will be available to repay debt or pay distributions.

While Syncrude's operating costs and capital expenditures are relatively fixed in nature, Syncrude will continue to pursue opportunities to reduce or defer the timing of costs. We believe we have positioned the Trust prudently in light of the current business environment to maintain the momentum of our long-term growth strategy.

Distributions paid in 2009 are expected to be 100 percent taxable as other income. The actual taxability of the distributions will be determined and reported to Unitholders prior to the end of the first quarter of 2010.

Changes in certain factors and market conditions could potentially impact Canadian Oil Sands' Outlook. The following table provides a sensitivity analysis of the key factors affecting the Trust's cash from operating activities. In addition to the factors described in the table, the supply/demand equation and pipeline access for synthetic crude oil in the North American markets could also impact the price differential for SCO relative to crude benchmarks, but these factors are difficult to predict.

2009 Outlook Sensitivity Analysis

Variable[1]	Annual Sensitivity	Cash from Operating Activities Increase $ millions	Cash from Operating Activities Increase $/Trust Unit
Syncrude operating costs decrease	Cdn$1.00/bbl	35	0.07
Syncrude operating costs decrease	Cdn$50 million	15	0.03
WTI crude oil price increase	U.S.$1.00/bbl	41	0.08
Syncrude production increase	2 million bbls	33	0.07
Canadian dollar weakening	U.S.$0.01/Cdn$	24	0.05
AECO natural gas price decrease	Cdn$0.50/GJ	16	0.03

[1] *An opposite change in each of these variables will result in the opposite cash from operating activities impacts. Canadian Oil Sands may become subject to minimum Crown royalties at a rate of one percent of gross bitumen revenue. The sensitivities presented herein assume royalties are paid at 25 percent of net bitumen revenue.*

CONTROLS ENVIRONMENT

Management is responsible for establishing and maintaining adequate internal control over financial reporting. We have established disclosure controls and procedures, internal control over financial reporting, and organization-wide policies to provide reasonable assurance that Canadian Oil Sands' consolidated financial position, results of operations and cash flows are presented fairly. Our disclosure controls and procedures are designed to provide reasonable assurance of the timely disclosure and communication of all material information.

We periodically review and update our internal control systems to reflect changes in our business environment. We did not materially change any of our internal controls during 2008.

All internal control systems, no matter how well designed, have inherent limitations. These systems, therefore, provide reasonable but not absolute assurance that financial information is accurate and complete.

Canadian Oil Sands, under the supervision and participation of Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures and the design of our internal control over financial reporting pursuant to Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings" as of December 31, 2008. In addition, Management has evaluated the effectiveness of internal control over financial reporting as of December 31, 2008 using criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on these evaluations, Canadian Oil Sands' Management concluded that:

- Our disclosure controls and procedures were effective as of December 31, 2008 to provide reasonable assurance that material information is recorded, processed, summarized and reported within the time periods specified by the applicable Canadian securities regulators. Furthermore, our disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed under applicable Canadian securities regulation is communicated to our Management, including our President and Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure; and
- Our internal control over financial reporting as of December 31, 2008 was designed and operated effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Trust's financial statements for external purposes in accordance with GAAP.

PricewaterhouseCoopers LLP, our auditors, have expressed an unqualified opinion on the effectiveness of Canadian Oil Sands' internal control over financial reporting as of December 31, 2008, as stated in their report which appears herein.

Canadian Oil Sands

CANADIAN OIL SANDS TRUST

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2008

March 13, 2009

TABLE OF CONTENTS

GLOSSARY

"AENV" means Alberta Environment;

"AEPEA" means *Alberta Environmental Protection and Enhancement Act* (Alberta);

"AEUB" means Alberta Energy Utilities Board;

"AOSII" means Athabasca Oil Sands Investments Inc.;

"AOST" means Athabasca Oil Sands Trust;

"bitumen" in its raw state, is a black oil. It is a naturally occurring viscous tar-like mixture, mainly containing hydrocarbons heavier than pentane, which is not recoverable at a commercial rate in its naturally occurring viscous state through a well without using enhanced recovery methods. When extracted, bitumen can be upgraded into crude oil and other petroleum products;

"bucketwheel reclaimer" means a very large machine that scoops up mined oil sand and places it on conveyors;

"CRA" means Canada Revenue Agency;

"CO" means carbon monoxide;

"CO_2" means carbon dioxide;

"Canadian Oil Sands", "us" or "we" mean collectively the Trust, the Corporation and all subsidiaries of the Trust;

"capacity" means maximum output that can be achieved from a facility in ideal operating conditions in accordance with engineering design specifications. This capacity is referred to as "barrels per stream day". When required scheduled downtime and other allowances under normal operations are considered, the capacity is referred to as "barrels per calendar day". Unless otherwise stated, all references to Syncrude's productive capacity refer to barrels per calendar day;

"coker" means vessels in which bitumen is cracked into light fractions and coke is withdrawn to start the conversion process of bitumen to upgraded crude oil;

"Corporation" means Canadian Oil Sands Limited, the continuing corporation resulting from the amalgamation of AOSII, COSII and COSL on January 1, 2003;

"COSII" means Canadian Oil Sands Investments Inc.;

"COSL" means Canadian Oil Sands Limited, prior to the amalgamation with AOSII and COSII;

"COST" means the former Canadian Oil Sands Trust, which was merged with the Trust in 2001;

"conventional crude oil" means crude oil produced through wells by standard industry recovery methods for the production of crude oil;

"cracking" means a process which breaks large, complex hydrocarbon molecules into smaller, simpler compounds by means of heat (as in the case of a coker) or by means of catalytic hydrogen addition (as in the case of the LC Finer);

"Crown Royalty" *or* ***"Crown Royalties"*** means the payments to be made to the Province of Alberta pursuant to the Alberta Crown Agreement or under the generic crown royalty scheme;

"crude oil" means unrefined liquid hydrocarbons, excluding natural gas liquids;

"double roll crusher" means a large unit which crushes the oil sand and deposits the crushed oil sand on to a conveyor;

"dragline" means a large machine which digs oil sand from the mine pit and places it into elongated piles (windrows);

"ERCB" means the Energy Resources Conservation Board of Alberta, the successor to the AEUB;

"EnCana" means EnCana Corporation, formerly PanCanadian Energy Corporation;

"extraction" means the process of separating the bitumen from the oil sand;

"fine tailings" are produced as a result of extraction of bitumen from oil sand and consist of about 85 percent water and 15 percent fine clay particles by volume;

"joint venture" means an economic activity resulting from a contractual arrangement whereby two or more participants jointly control the economic activity;

"LP" means Canadian Oil Sands Limited Partnership;

"MD&A" means our management's discussion and analysis for the year ended December 31, 2008;

"MSA" means the management services agreement and secondment agreement dated November 1, 2006 between Syncrude Canada Ltd. and Imperial Oil Resources Ltd., and amended and restated as of May 1, 2007;

"Manager" means, prior to January 1, 2003, AOSII and COSII and, on and after January 1, 2003, the Corporation;

"naphtha" means a light fraction of crude oil used to make gasoline;

"oil sand(s)" is comprised of sand, bitumen, mineral rich clays and water;

"overburden" means material overlying oil sand that must be removed before mining; consists of muskeg, glacial deposits and sand;

"residuum" means the fraction of bitumen that remains after the light ends have been distilled;

"SCL" means Syncrude Canada Ltd., the operator of the Syncrude Project which is owned by the Syncrude Participants;

"SCO" means the synthetic crude oil produced by Syncrude, which may be SSB or SSP or some other product type from time to time;

"SER" means the Syncrude Emissions Reduction, a project whose purpose focuses on improving the environment by reducing emissions from the business;

"SSB" means Syncrude™ Sweet Blend;

"SSP" means Syncrude™ Sweet Premium;

"synbit" is a blend of bitumen and synthetic crude oil;

"Syncrude" means, collectively, the Syncrude Joint Venture and the Syncrude Project;

"Syncrude Joint Venture" means the joint venture formed by the Syncrude Participants for the purpose of exploiting the Athabasca oil sands, which includes the Syncrude Plant and leases acquired or developed in connection therewith;

"Syncrude Participants" *or* ***"Participants"*** means ConocoPhillips Oilsands Partnership II (9.03 percent), Imperial Oil Resources (25 percent), Mocal Energy Limited (5 percent), Murphy Oil Company Ltd. (5 percent), Nexen Oil Sands Partnership (7.23 percent) and Petro-Canada Oil and Gas (12 percent), and, prior to January 2, 2007, LP (5 percent), the Corporation (31.74 percent), and effective January 2, 2007, the Corporation (36.74 percent), as the corporations or partnerships that own the undivided interests in the Syncrude Project and their respective successors and assigns in interest from time to time;

"Syncrude Plant" means all of the plant and facilities owned by the Syncrude Participants and operated by SCL located at Mildred Lake, approximately 40 kilometres north of Fort McMurray, Alberta, where upgrading of bitumen occurs along with the plants and facilities owned by the Syncrude Participants and operated by SCL located at the Aurora site approximately 35 kilometres north of Mildred Lake;

"Syncrude Project" means (a) the scheme for recovery of oil sands, crude bitumen or products derived therefrom originally approved in Approval No. 1920 of the ERCB that was the successor to the AEUB and currently approved in Approval Nos. 8573 and 8250, as issued by the AEUB, as such scheme may be amended or superseded from time to time, (b) all property now owned or hereafter acquired or developed by the owners participating from time to time in such scheme or by SCL on their behalf in connection with such scheme, (c) the oil sands leases, and (d) any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such scheme or schemes and all property acquired or developed in connection with such scheme or schemes;

"synthetic crude oil" means the crude oil produced by the Alberta oil sands industry, including crude oil produced by Syncrude;

"Trust" means Canadian Oil Sands Trust, which prior to the merger with COST, was known as Athabasca Oil Sands Trust;

"trust royalty" means the net royalty paid to the Trust by the Manager on the production of synthetic crude oil and associated products, attributable to the Manager's working interest in Syncrude;

"Units" means the trust units of the Trust;

"Unitholders" means the holders of the units of the Trust; and

"upgrading" means the conversion of heavy bitumen into a lighter crude oil by increasing the hydrogen to carbon ratio, either through the removal of carbon (coking) or the addition of hydrogen (hydroprocessing).

UNITS

API	A measure of specific gravity
bbl	Barrel
bbls/d	barrels per day
gj or GJ	Gigajoule
MW	Megawatt
tcf	Trillion cubic feet equivalent of natural gas

Notes: Unless otherwise specified:

(1) all information is as at December 31, 2008;

(2) all dollar amounts are expressed in Canadian dollars, all references to "dollars" or "$" are to Canadian dollars and all references to "US$" are to United States dollars; and

(3) Unit information has been adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.

NON-GAAP FINANCIAL MEASURES

In our MD&A and this Annual Information Form ("AIF"), we refer to financial measures that do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles ("GAAP"). These non-GAAP financial measures include cash from operating activities on a per Unit basis, net debt, total capitalization, net debt to total capitalization, return on average Unitholder equity, return on average productive capital employed, and certain per barrel measures. Cash from operating activities per Unit is calculated as cash from operating activities reported on the Trust's Consolidated Statement of Cash Flows divided by the weighted-average number of Units outstanding in the period. This measure is an indicator of the Trust's capacity to fund capital expenditures, distributions, and other investing activities without incremental financing. In addition, the Trust refers to various per barrel figures, such as net realized selling prices, operating costs and Crown royalties, which also are considered non-GAAP measures, but provide meaningful information on the performance of the Trust. We derive per barrel figures by dividing the relevant revenue or cost figure by our sales volumes which are net of purchased crude oil volumes in a period. Non-GAAP financial measures provide additional information that we believe is meaningful regarding the Trust's operational performance, its liquidity and its capacity to fund distributions, capital expenditures and other investing activities. Users are cautioned that non-GAAP financial measures presented by the Trust may not be comparable with measures provided by other entities.

FORWARD-LOOKING INFORMATION ADVISORY

In the interest of providing Unitholders and potential investors of Canadian Oil Sands (or "we" or "us") with information regarding Canadian Oil Sands, including the Corporation's assessment of Canadian Oil Sands' future plans and operations, certain statements throughout this AIF contain "forward-looking statements" under applicable securities laws. Forward-looking statements are typically identified by words such as "anticipate", "expect", "believe", "plan", "intend" or similar words

suggesting future outcomes and in this AIF include but are not limited to statements with respect to: the expected amount of natural gas resources in the Arctic Island assets and the ability for these assets to act as a hedge against increases in natural gas costs at Syncrude; the estimated value and amount of reserves recoverable and the time frame to recover such reserves; the estimated resources both at Syncrude and in the Arctic Islands licenses; the expectation that the SER will significantly reduce total sulphur dioxide and other emissions; the anticipated cost and completion date for the SER; the expected increased reliability and other benefits from the Management Services Agreement between Syncrude Canada Ltd. and Imperial Oil Resources; the expected impact of the announced and potential changes to the Alberta Crown royalties regime including the impact on Crown royalties; the expected level for sustaining capital in 2009 and over the long term; the amount of bitumen purchases in 2009; the expected impact on the Trust from the enacted changes to the federal government's taxation of income trusts, including without limitation, the negative impact on net income, cash from operating activities and Unitholder distributions; the potential amount payable in respect of any future income tax liability; the expected realized selling price, which includes the anticipated differential to WTI crude oil to be received in 2009 for Canadian Oil Sands' product; the level and timing of growth in production volumes expected from the Stage 3 debottleneck and Stage 4 expansion projects, and whether these projects will be approved by the Syncrude Participants; the expected price for crude oil and natural gas in 2009; the expected production, revenues and operating costs for 2009 and beyond; the anticipated impact that certain factors such as natural gas and oil prices, foreign exchange rates and operating costs have on the Trust's cash from operating activities and net income; the energy consumption levels for 2009 and beyond; the anticipated timing to reach full production rates at Syncrude; the expected impact that increased supplies of synthetic crude oil will have on the net realized selling price that Canadian Oil Sands receives for its product; the expected realized selling price for Canadian Oil Sands' product as expressed as a differential to WTI; the level of natural gas consumption; the expected impact of any announced or future environmental or climate change legislation; the expected structure to be assumed given the federal government's tax changes in 2011; the ability to mitigate pipeline constraints in the future; intentions and expectations regarding future distribution levels; the expectation that there will not be any material funding increases relative to Syncrude's future reclamation costs or pension funding for the next few years; the belief that the Trust will not be restricted by its net debt to total capitalization financial covenant; and the anticipated maintenance work at Syncrude and the impact such maintenance will have on Canadian Oil Sands' financial results. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although Canadian Oil Sands believes that the assumptions and expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this AIF include, but are not limited to: the impacts of regulatory changes especially those which relate to royalties, taxation and the environment; the impact of technology on operations and processes and how new complex technology may not perform as expected; labour turnover and shortages and the productivity achieved from labour in the Fort McMurray area; uncertainty of estimates with respect to bitumen and SCO reserves and resources; the supply and demand metrics for oil and natural gas; the impact that pipeline capacity and refinery demand have on prices for our products; the variances of stock market activities generally; the obtaining of required owner approvals from the Syncrude Participants for expansions, operational issues and contractual issues; normal risks associated with litigation, regulatory changes and sanctions; volatility of crude oil and natural gas prices; market competition; Canadian Oil Sands' ability to either generate sufficient cash flow from operations to meet our current and future obligations or obtain external sources of debt and equity capital; changes in environmental and other regulations; general economic, business and market

conditions, and such other risks and uncertainties described from time to time in our MD&A, in the Risk Factors section of this AIF, and in the reports and filings made with securities regulatory authorities by Canadian Oil Sands as well as those assumptions outlined in Canadian Oil Sands' guidance document being correct. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this AIF are made as of the date of this AIF, and unless required by law, Canadian Oil Sands does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this AIF are expressly qualified by this cautionary statement.

THE TRUST AND ITS STRUCTURE

Name, Address and Formation

The Trust is an open-ended investment trust formed in October 1995 under the laws of the Province of Alberta pursuant to an amended and restated trust indenture created upon the merger of the Athabasca Oil Sands Trust ("AOST") and the former Canadian Oil Sands Trust ("COST"). On July 5, 2001, AOST acquired all the assets of COST and assumed all the liabilities of COST in exchange for AOST units equal to the number of COST units issued and outstanding as of such date. AOST then changed its name to "Canadian Oil Sands Trust". The trust indenture was further amended and restated on June 1, 2005 to reflect the adoption of amendments passed at the 2003 and 2005 Unitholders' meetings and effective December 20, 2005 to allow for a change in how distributions were paid. Commencing in the fourth quarter of 2005 distributions are recorded in respect of the quarter declared and paid to Unitholders on the last business day of February, May, August and November. The current trustee of the Trust is Computershare Trust Company of Canada (the "Trustee").

The registered and head office of the Trust is located at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Intercorporate Relationships

The following table provides the name, the percentage of voting securities beneficially owned, or controlled, or directed, directly or indirectly and the jurisdiction of incorporation, continuance or formation of the Trust's material subsidiaries as at March 13, 2009.

	Percentage of Voting Securities	Jurisdiction of Incorporation/ Formation
Canadian Oil Sands Limited (1)	100%	Alberta
Canadian Oil Sands Marketing Inc. (2)	100%	Alberta

Notes:

(1) Total assets and total revenues of this entity constituted more than 10 percent of the consolidated assets and consolidated revenues of the Trust at December 31, 2008.

(2) Markets the SCO production for the Trust and its subsidiaries outside of Canada. The total revenues of this entity constitutes more than 10 percent of the consolidated revenues of the Trust at December 31, 2008 but its total assets are less than 10 percent of the consolidated assets of the Trust at December 31, 2008.

GENERAL DEVELOPMENT OF THE BUSINESS

Summary

We are the largest energy trust in Canada, based on market capitalization as at March 10, 2009 of approximately $10 billion, and the only public investment vehicle that provides a non-diversified ownership in Syncrude, a large oil sands open-pit integrated mining project. Syncrude is located near Fort McMurray, Alberta, Canada and operates oil sands mines, bitumen extraction plants, an upgrading complex that processes bitumen into a high quality sweet synthetic crude oil, and utility plants. Syncrude's principle product is a high quality, light, sweet synthetic crude oil blend, referred to as "Syncrude™ Sweet Premium" ("SSP"), which has an average gravity of about 31° API, low sulphur content of less than 0.2 percent and a cetane level of 38. During 2007, Syncrude transitioned its production volumes from its historical Syncrude™ Sweet Blend ("SSB") quality level to the SSP quality. We use the terms "synthetic crude oil" or "SCO" to refer to Syncrude's production and sales volumes. The Trust's business is its indirect ownership of Syncrude and the marketing and sales of SCO derived from such ownership, as well as other products related to such Syncrude interest.

On November 29, 2006, the Corporation entered into an agreement with Talisman Energy Inc. ("Talisman") to acquire the 1.25 percent indirect working interest in Syncrude that Talisman held through its ownership of units of Canadian Oil Sands Limited Partnership ("LP"). This acquisition, which closed on January 2, 2007, was for approximately $475 million, half of which Canadian Oil Sands paid in cash and half through the issuance of 8,189,655 Units. Immediately following the acquisition, the Corporation dissolved LP, resulting in the full 36.74 percent working interest in Syncrude being held directly by the Corporation. This 36.74 percent working interest in Syncrude is the major asset of the Trust as of the date of this AIF.

Canadian Oil Sands' cash from operating activities and the distributions paid to Unitholders are highly dependent on the net selling price received for our SCO production and the operating costs and other expenses of producing SCO, including Crown royalties. In 2005, consistent with our increased focus on the stewardship of our business, we elected not to renew our marketing agreement with EnCana and in August 2006, we internalized the marketing function at the Corporation. As the markets were changing with new supply being added from various oil sands operators in Western Canada, new pipelines, new refineries and refinery re-configurations, we decided to increase our influence over that landscape. Establishing our own marketing capability has resulted in more direct control over our marketing processes, a better understanding of our customers' needs, and enhancement of our understanding of evolving market dynamics. These insights have assisted us in making long term strategic decisions about markets and products, both for our interest in Syncrude and as we consider other oil sands investments. Additionally, focusing on ensuring we obtain space on pipelines and ancillary storage facilities to move our product continues to be a cornerstone of the marketing department's activities.

As part of such internalization of the marketing department, we created a wholly-owned subsidiary of the Corporation, called Canadian Oil Sands Marketing Inc. ("COSMI"). COSMI is the entity which markets Canadian Oil Sands' Syncrude production to customers with title transfer points in the United States (the "U.S.") as opposed to the Corporation which sells to customers with title transfer points within Canada. COSMI purchases SCO from the Corporation for resale to the customers in the U.S. and enters into U.S. pipeline and other transportation and marketing arrangements. COSMI has no employees or offices of its own and instead contracts management services from the Corporation and is allocated a portion of the overhead costs of the Corporation.

The Corporation is responsible for the management of the Trust. Specific responsibilities are: (i) to devise, manage and execute a long term strategy aimed at optimizing Unitholders' value in the Trust; (ii) to ensure compliance by the Trust with continuous disclosure obligations under all applicable securities legislation; (iii) to provide investor relations services; (iv) to provide, or cause to be provided to Unitholders, all information to which Unitholders are entitled under the amended and restated trust indenture; (v) to call, hold and distribute material including notices of meetings and information circulars in respect of all necessary meetings of Unitholders; (vi) to determine the amounts payable from time to time to Unitholders and to arrange for distributions to Unitholders; and (vii) to determine the timing and terms of future financings, including offerings of Units, if any.

Canadian Oil Sands is responsible for funding its share of Syncrude's operations, maintenance, expansions, Crown royalties and its own administrative and financing costs. Sources of funding include cash from operating activities generated from the sale of our share of SCO production and, as required, debt and equity financing. In the opinion of the Corporation's management, cash from operating activities is a key performance indicator of the Trust's ability to generate cash to fund capital expenditures and reclamation trust contributions, repay debt, and pay Unitholder distributions. The Trust makes distributions to its Unitholders after it receives trust royalties and debt and interest payments, if any, from its subsidiary and pays its expenses and other obligations.

Following Unitholder approval, the Trust effected on May 3, 2006 a five for one Unit split by issuing to its Unitholders, four more Units for each Unit held by such Unitholder on the record date.

In 2006, Canadian Oil Sands acquired Canada Southern Petroleum Ltd. ("CSP") for cash proceeds of approximately $223 million. The objective of the acquisition was natural gas interests in the Arctic Islands. Following the acquisition, all of the issued and outstanding shares of CSP were amalgamated with two wholly-owned subsidiaries of the Corporation to form Canadian Arctic Gas Ltd. ("Canadian Arctic"). By May 2007, CSP's conventional oil and natural gas reserves in B.C., Alberta, Saskatchewan and the Yukon were sold in various stages to third parties leaving the Arctic Islands natural gas interests as the sole remaining significant asset of Canadian Arctic. The acquisition of CSP was a strategic acquisition that provided Canadian Oil Sands with a unique opportunity to secure a large, long-life natural gas resource as a potential offset to the risk of significant future natural gas price increase impacts on its Syncrude oil sands production. This acquisition was aimed at providing a long term financial hedge against any significant increases in natural gas prices. Canadian Oil Sands financed the acquisition with bank debt and cash from operating activities.

In 2006, Syncrude completed the largest expansion project in its history, known as Stage 3. The aggregate Stage 3 cost was estimated at $8.6 billion, or $3.1 billion net to the Trust based on its ownership interest. The expansion was designed to increase annual Syncrude productive capacity to about 129 million barrels and enhance the quality of our product. Following the start up of Coker 8-3 and the related units, which are the main components of Stage 3, at the end of May 2006, Syncrude had to shut down Stage 3 operations due to odorous emissions from the plant, for which additional retrofit work was completed. The unit was restarted in late 2006 and produced at or near its design rates at various times during 2007 and 2008. However, the unit underwent unplanned maintenance in the second and fourth quarters of 2007 to remove coke deposits. While Syncrude had not anticipated such extensive maintenance on Coker 8-3 that early in its run length, various performance issues are typical when bringing a new, complex expansion such as Stage 3 into operation. Additional modifications to Coker 8-3 are scheduled to take place during a maintenance shut down in 2009.

On November 1, 2006, Canadian Oil Sands announced that the Syncrude Participants had approved Syncrude Canada Ltd. ("SCL") entering into a comprehensive management services agreement (the "MSA") and secondment agreements with Imperial Oil Resources ("Imperial Oil"). The MSA has an initial term of 10 years with renewal provisions. The MSA was effective November 1, 2006 and was further amended and restated as of May 1, 2007. Each of SCL and Imperial Oil has the option to terminate the MSA on 24 months' notice for any reason.

Following a comprehensive onsite assessment of the Syncrude operations in the first quarter of 2007, the Syncrude Participants approved the recommendations of an Opportunity Assessment Team as part of the MSA. Imperial Oil began implementing the recommendations in 2007 and continues to work with Syncrude, including the secondment of Imperial and ExxonMobil personnel to Syncrude, the appointment of a new President and Chief Executive Officer and the implementation of certain ExxonMobil best practices and operating systems to establish sustained annual production of 129 million barrels, or 47 million barrels net to the Trust. Implementation of the MSA is ongoing. Pursuant to the MSA, Imperial Oil, with the support of ExxonMobil, has been implementing certain of their global practices in several areas including maintenance and reliability, energy management, procurement, safety, health, and environmental performance with the goal of delivering sustainable improvement in Syncrude's operating performance and project execution.

Canadian Oil Sands pays its pro-rata share of annual fixed service fees equivalent to about $17 million ($47 million gross to SCL) plus its share of the direct costs that Imperial Oil incurs in providing the services. Following the initial 10 year term, the annual fixed service fees drop to $12 million ($33 million gross to SCL). In years four through 10, performance fee incentives similar in magnitude to the fixed fees also will apply if certain targets are achieved. Through higher production levels, savings in energy efficiency, more effective prioritization and execution of sustaining capital costs expenditures, reduced maintenance and operating costs, and other efficiencies from new business control systems, we believe that the value to be captured should exceed the fees paid. Other than as disclosed herein, the MSA does not change the existing Ownership and Management Agreement between SCL and the Syncrude Participants. SCL remains the operator and employer of Syncrude's personnel. Ownership in the Syncrude Joint Venture remains unchanged, as does the proportionate ownership in SCL. The oversight and strategic direction for Syncrude continues to come from the Syncrude Participants' Management Committee, which is comprised of senior representatives from each Syncrude Participant, and is currently chaired by Canadian Oil Sands.

The Syncrude Joint Venture is owned as various undivided interests by the Syncrude Participants and has produced SCO for over 30 years. The assets of the Syncrude Joint Venture are operated and managed by SCL, which is owned by the Syncrude Participants in the same proportions as their interest in the Syncrude Joint Venture. SCL is a single purpose company with no significant tangible or capital assets with the exception of its workforce and retirement plan assets. The Syncrude Management Committee governs the Syncrude Joint Venture and each Participant nominates a representative to the committee, which is charged with setting the strategic direction for and making decisions regarding the operation of the Syncrude Joint Venture. Our President and Chief Executive Officer is the Chair of the Syncrude Management Committee. He is also Chair of the Board of Directors of SCL and chairs the CEO Committee of the Board of SCL. Our Chief Financial Officer is the Chair of the Audit and Business Controls sub-committee of the Syncrude Management Committee. Additionally, our Chief Operations Officer chairs the Syncrude Growth subcommittee and our Director, Marketing, chairs the Crude Supply and Co-ordination subcommittee of the Management Committee. None of the representatives of the Syncrude Joint Venture Participants on the Board, the Management Committee or any committees thereof receives compensation as directors of that corporation or members of those committees.

Each Participant receives its share of production *in kind* and is responsible for the subsequent marketing of such share of the production. Syncrude commenced production in 1978. Syncrude's production was 106 million barrels in 2008 and 111 million barrels in 2007. The focus in 2009 and beyond is to achieve more reliable and efficient operations so as to enable Syncrude to reach annual productive capacity of 129 million barrels gross to Syncrude. We believe that the implementation of the MSA between SCL and Imperial Oil is a significant step towards achieving this goal.

Syncrude's facilities have the design capability to produce approximately 375,000 bbls/d when operating at full capacity under optimal conditions and with no downtime for maintenance or turnarounds. This daily production capacity is referred to as "barrels per stream day". Under normal operating conditions, scheduled downtime is required for maintenance and turnaround activities and unscheduled downtime will occur as a result of mechanical problems, unanticipated repairs and other slowdowns. When allowances for such downtime are included, the daily productive capacity of Syncrude's facilities is approximately 350,000 bbls/d on average and is referred to as "barrels per calendar day". Unless stated otherwise, all references to Syncrude's productive capacity refer to barrels per calendar day.

Production volumes reflect the capacity of the Syncrude facility and the reliability of its operations. Our proved plus probable reserves life is currently estimated at about 40 years based on current productive capacity, provides a secure, long term source of bitumen for the production of SCO. However, the process of mining, extracting and upgrading bitumen is a highly technical and complex manufacturing operation that requires regular maintenance of the various operating units, which can affect production volumes and consequently revenues and operating costs. An oil sands operation such as Syncrude is essentially a manufacturing business, whereby reliability is a key factor as costs are largely fixed. If the facilities can process more barrels for the same costs, per barrel costs are reduced, enhancing project economics. Therefore, production volumes have a significant impact on per barrel operating costs and, if the plant is not operating, repair costs typically also are being incurred. One of the most significant production cost inputs is natural gas; accordingly, operating costs are also sensitive to changes in natural gas prices and natural gas volumes consumed in the production process.

Historically, our realized selling price has correlated closely to the West Texas Intermediate ("WTI") benchmark oil price converted to Canadian dollars at average foreign exchange rates. Crude oil prices can be volatile, reflecting world events and supply and demand fundamentals. In addition, supply and demand impacts the price differential of our SCO product relative to Canadian dollar WTI prices. This price differential can quickly move from a premium to a discount depending on the supply/demand dynamics in the market. During the past three years, WTI daily closing prices have fluctuated from a low of approximately US$34 per barrel to a high of approximately US$145 per barrel.

On June 8, 2007, the Corporation filed a short form base shelf prospectus qualifying an aggregate principal amount of up to $1 billion of unsecured medium term notes. No notes have been issued to date under that shelf prospectus.

Crown royalties increased to $599 million, or $15.44 per barrel, in 2008 from $485 million, or $11.83 per barrel in 2007. The change in Crown royalties in 2008 versus 2007 was due to increased revenues net of allowed operating costs, non-production costs and capital expenditures.

On October 25, 2007, the Alberta government announced its plan to introduce a new Crown Royalty Framework, which was made effective January 1, 2009 for the Alberta oil and gas industry. Under the generic Oil Sands Royalty regime that was in place in Alberta during 2008 and 2007, the Crown royalty was calculated as the greater of one percent of gross plant gate revenue before hedging, or

25 percent of net revenues, calculated as gross plant gate revenue before hedging, less allowed Syncrude operating, non-production and capital costs. The Syncrude Participants had an agreement with the Alberta government which codified the Crown royalty terms to December 31, 2015. However, the Syncrude Participants entered into negotiations with the Alberta government in 2008 to determine how the Syncrude Project would be transitioned to this new Crown Royalty Framework. As a result of agreements reached with the Alberta government during 2008, key changes will be implemented in the calculation of Syncrude's Crown royalties reflecting the revised agreements described below.

In 2008, Canadian Oil Sands and the other Syncrude Participants exercised their pre-existing option to convert to a bitumen-based Crown royalty. Effective January 1, 2009, Syncrude will calculate Crown royalties based on deemed bitumen revenues less allowed bitumen operating, non-production and capital costs, rather than paying Crown royalties based on the production of SCO. As part of the conversion to a bitumen-based royalty, only costs related to producing bitumen rather than the fully upgraded SCO can be deducted. In addition, deductible costs in calculating Crown royalties will be reduced in future years by approximately $5 billion ($1.8 billion net to the Trust) resulting in additional future Crown royalties of approximately $1.25 billion plus interest ($459 million plus interest net to the Trust) over a 25-year period. The cost reductions relate to capital expenditures that were deducted in computing Crown royalties on SCO in prior years and are no longer associated with the royalty base.

Also in 2008, Canadian Oil Sands and the other Syncrude Participants reached an agreement with the Alberta government on terms to transition the Syncrude Project to Alberta's New Royalty Framework. Under this agreement, the Syncrude Participants will pay the greater of 25 percent of net deemed bitumen revenues, or one percent of gross deemed bitumen-based revenues, plus an additional royalty of up to $975 million ($358 million net to the Trust) for the period January 1, 2010 to December 31, 2015. The additional royalty of $975 million is reduced proportionally if bitumen production is less than 345,000 barrels per day over the period and is payable in six annual installments as per the schedule outlined on page 69 of this AIF.

After 2015, the Syncrude Project will be subject to the New Royalty Framework that applies to the entire oil sands industry. Currently, this generic royalty regime is based on a sliding scale rate that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The minimum royalty will start at one percent of deemed bitumen revenues and increase when C$-WTI oil is above $55 per barrel, to nine percent of deemed bitumen revenues at $120 per barrel or higher. The net royalty rate will start at 25 percent of net deemed bitumen revenues and rise for every dollar of C$-WTI increase above $55 per barrel up to 40 percent of net deemed bitumen revenues at $120 per barrel or higher.

Copies of the Syncrude Royalty Amending Agreement and the Syncrude Bitumen Royalty Option Agreement are available at www.sedar.com.

At the end of 2008, Imperial Oil and the Syncrude owners agreed to co-operate on the engineering and project execution in relation to the design and construction of mine trains at Imperial Oil's Kearl Lake and Syncrude's Aurora North. It is expected that early in 2009, SCL and Imperial Oil will enter into an agreement whereby SCL will seconde certain personnel to Imperial Oil's design and construction team for its mine trains. In return for this provision of personnel and sharing of cost efficiencies for the entire project, Imperial Oil will allow Syncrude to utilize the design engineering and technology and gain efficiencies in constructing and moving the mine trains at Aurora North from the experience that Imperial Oil obtains from designing and constructing their own trains at Kearl Lake.

Syncrude

Syncrude produces light, sweet synthetic crude oil from the Athabasca oil sands deposits by surface mining the oil sands, extracting the bitumen from the sands, upgrading the recovered bitumen into lighter oil fractions, and combining those component fractions into a single synthetic crude oil product. Syncrude does not currently ship a slate of different heavy, light, sweet and sour crude oils. Bitumen, in its raw state, is a thick, tar-like, crude oil that requires diluent and/or upgrading in order to make it transportable by pipeline and more useable to refineries across Canada and the U.S.

The Athabasca oil sands deposits are vast and the Syncrude leases contained in such deposits are illustrated in the following lease map. The resources and reserves estimates on pages 47 to 56 of this AIF that are contained in Syncrude's leases are all considered to be surface mineable, meaning that the layers of oil sands are found beneath a relatively shallow overburden layer. In contrast, only approximately 20 percent of the total Athabasca oil sands deposits are considered to be surface mineable with the other 80 percent having the oil bearing layers too deep to be reached by surface mining and instead must be exploited using in-situ methods.


Audet Lake
McClelland Lake
Aurora North Mine
FORT McKAY
Aurora South
Mildred Lake Mine
SYNCRUDE OIL SANDS LEASES
Mildred Lake
Beaver Lake
Clearwater River
FORT McMURRAY
Athabasca River
Gordon Lake
Willow Lake (Gregoire)
ANZAC
Birch Lake

Syncrude and other developers of the Athabasca oil sands have pioneered various technologies to mine the oil sands, extract the bitumen, and upgrade the bitumen into synthetic crude oil. Syncrude engineers and scientists continue to focus on technologies to improve the energy efficiency of the various processes, improve the product quality of the finished product, improve bitumen extraction recovery efficiencies and upgrading yield efficiencies, and lessen the environmental impact of the various steps in the process. Some examples of technological advancement include: low energy extraction, which is intended to reduce the amount of energy required to recover each barrel of bitumen and to reduce emissions; slurry hydrotransport, which is a process that uses pumping of an oil sands/water mixture rather than conveying solids with a view to reducing maintenance and operating costs in the material

handling area; and froth pumping, which is an innovative way of pumping thick tar-like bitumen slurried with water rather than with hydrocarbon-based diluents, once again intended to reduce capital, energy and operating costs.

Syncrude began operations in the late 1970s at the Mildred Lake site. The initial mining areas were developed adjacent to the main plant facilities, which contained the extraction plants, the upgrading plants and the utilities plants used to support the entire operation. As the operation continued over the years, and as plant expansions were introduced, the mining operations moved further away from the base operations site. These early mining areas, located near the main processing plants, are known as the Base Mine and the North Mine. In 2000, Syncrude opened a third mining area – approximately 35 km from the base operating area at Mildred Lake – known as Aurora North. While extraction operations associated with the Base and North mines are located at the Mildred Lake site, the Aurora North mine has its own primary extraction facilities. In 2003, mining operations were again expanded with the addition of a second mining and extraction train at Aurora North called "Aurora 2".

Syncrude's upgrading facilities also have been expanded over the years. The initial upgrader comprised two fluid cokers, which are designed to break down the bitumen into lighter components. These cokers were de-bottlenecked several times over the years and a third primary upgrading unit, known as the LC Finer, was added. The LC Finer uses hydrogen and catalyst to crack the bitumen into lighter fractions. In early 2001, after several years of planning, the Syncrude Participants approved Stage 3, which was the largest expansion in Syncrude's history and included both Aurora 2 and an upgrader expansion ("UE-1"). As part of this project, upgrading operations were again expanded with the addition of a larger, more modern third fluid coker, otherwise similar to the original two fluid cokers. As part of UE-1, the quality of crude oil produced by Syncrude was enhanced to one that has a higher cetane level, a lower jet fuel smoke point and less sulphur than previously produced.

The Syncrude Joint Venture expended $8.6 billion on the Stage 3 project, which includes $0.7 billion for Aurora 2. Net to Canadian Oil Sands, the total cost for Stage 3 was equivalent to approximately $3.1 billion. While productive capacity increased to approximately 350,000 bbls/d, we anticipate that a period for lining out and optimizing the different operating units will be required to ramp up to full productive capacity of 129 million barrels annually, or 47 million barrels net to the Trust. As noted earlier, SCL is working with Imperial Oil/Exxon Mobil under the MSA with an objective of achieving such design capacity by the end of 2010.

The Syncrude emission reduction ("SER") project is being undertaken to retrofit technology into the operation of Syncrude's original two cokers and is expected to significantly reduce total sulphur dioxide emissions as well as other emissions, such as particulate matter and metals. It will involve retrofitting flue gas scrubbing facilities into the operation of Syncrude's two existing CO boilers. Once the SER project is operating to specification (around 2011), stack emissions of sulphur compounds are anticipated to be about 60 percent lower than 2008 approved levels. In 2008, Syncrude completed a review of the SER project and revised its cost estimates for the project to $1.6 billion ($590 million net to the Trust) from $772 million ($284 million net to the Trust). The cost increase reflects a delay in the expected completion date and inflationary pressures. The Trust's share of the SER project expenditures incurred to December 31, 2008 is approximately $181 million, with the majority of the remaining costs expected to be incurred over the next three years to 2011 in coordination with equipment turnaround schedules.

The new coker that is part of the Stage 3 expansion already includes a sulphur dioxide reduction unit. These measures are expected to reduce total sulphur dioxide emissions by up to 60 percent from current approved levels of 245 tonnes per day. Sulphur dioxide emissions also are expected to fall below the new maximum emission levels that will take effect following the completion of the SER.

Syncrude incurs both sustaining and expansion capital expenditures. Canadian Oil Sands defines expansion capital expenditures as the costs incurred to grow the productive capacity of the operation, such as the Stage 3 project, while sustaining capital is effectively all other capital. Sustaining capital expenditures may fluctuate considerably year-to-year due to the timing of equipment replacement and other factors. Over the longer term, we expect sustaining capital expenditures to average approximately $6 per barrel (excluding inflation). Sustaining capital expenditures, including the SER project, are estimated to average $10 per barrel for 2009. Over the next few years we expect to incur $10 to $15 per barrel for sustaining capital expenditures. The additional expenditures are a result of large environmental and infrastructure projects. These projects include SER, the relocation of four out of the five mining trains at Syncrude, and tailings infrastructure projects which also include initiatives to improve and supplement the effectiveness of systems used to separate water from sand and clay so that the water can be recycled back into the extraction process. Our per barrel estimates are based on estimated annual Syncrude production increasing from 106 million barrels in 2008 to 129 million barrels at design capacity. These estimates, however, will be impacted by inflationary cost pressures in the Fort McMurray region as well as any additional costs arising from new environmental regulation in particular recent legislation regarding tailings management may further impact these costs.

We have estimated our share of Syncrude's 2009 capital expenditures to total approximately $440 million, of which approximately $150 million will be directed to the SER. Tailings infrastructure costs are currently being evaluated in light of ERCB Directive 074 (Tailings Performance Criteria) as well as previous environmental commitments. At the current time, we cannot reasonably estimate the cost of such initiatives. See the further discussion on pages 27 to 28 of this AIF.

Syncrude's next significant growth stage is anticipated to be the Stage 3 debottleneck, which is estimated to increase Syncrude's productive capacity by about 50,000 barrels per day. Following the debottleneck, the Stage 4 expansion is expected to grow Syncrude capacity by a further 100,000 barrels per day, post-2016. However, Syncrude is re-evaluating its plans to increase production well beyond the 500,000 barrels per day estimated following the Stage 4 expansion. The objective is to develop an expansion plan that maintains an appropriate resource life of about 50 years based on an independent estimate of Syncrude's reserves and resources as of December 31, 2008. The scoping engineering work on the Stage 3 debottleneck and subsequent expansion stages has been approved by the Syncrude owners and is being pursued. Spending will ramp up as the engineering work progresses. The timing of the expansions will depend on the engineering and construction execution plans. The timing of the debottleneck project will be delayed beyond our previously disclosed 2012 projected startup, as could other expansion timing. We plan to provide more information on timing over the next year or two as the scoping work progresses. No cost estimates have been provided for these projects nor have they been approved by the Syncrude owners as they are still in the early planning stages.

New mining capacity for Stage 3 debottleneck and Stage 4 will require new mine sites at Aurora South with the first train also requiring additional infrastructure and utilities for such expansion. The amount and timing of future capital expenditures is dependent upon the business environment and future projects may be delayed or cancelled in times of low commodity prices.

NARRATIVE DESCRIPTION OF THE BUSINESS

Syncrude Operations

Syncrude is a vast and complex operation. The mines and extraction facilities are among the largest in the world, and the upgrading plants, which could be considered similar in nature to oil refineries, are also among the largest and most complex in the world. As such, a very strong focus on the basics of safety, environmental, operational and business excellence is imperative. We refer to these focus areas collectively as "operational excellence". In order to achieve the goal of operational excellence, Syncrude has identified the following objectives: improve the operational reliability and utilization of all of its operations, reduce unit operating costs, increase bitumen and upgrading productive capacity, improve environmental and energy efficiencies, and capture expansion-related economies of scale. On safety performance, Syncrude's track record of excellence is long-standing and compares favourably with some of the world's best mining and energy companies. In 2007, Syncrude re-achieved its best ever safety performance record set in 2005 with a lost-time injury ("LTI") rate of 0.05 per 200,000 workforce hours, including permanent and contract workers (2006 – 0.15 per 200,000). In 2008, Syncrude reported a safety record of 0.07 per 200,000; however, tragically a fatality occurred late in December 2008.

The key to operational excellence lies in reliability and cost management. Syncrude's goals include reliability and cost performance improvements through the use of structured operating, maintenance, reliability and procurement standards. Currently, with no significant growth projects underway, the Syncrude Participants have directed SCL to focus on ongoing reliability and performance issues. Safe, reliable operational performance is key to achieving lower per barrel operating costs. The ongoing implementation of the MSA between SCL and Imperial Oil remains a key component of the commitment made by the Syncrude Participants to achieve this improved reliability.

Maintenance work has a key impact on Syncrude's operations and, consequently, on the cash from operating activities that Canadian Oil Sands derives. Maintenance work that occurs during the colder winter season may experience more time delays and operational issues due to the impact of having to work in extremely cold weather conditions. During these times, productivity of the mining operations may be reduced, resulting in temporary decreases of internally produced bitumen. Third party purchased bitumen supply may support increased production during times when excess upgrading capacity is available. Syncrude is focused on improving reliability in the mining operations to meet the rising needs of the upgrader as production is increased to design capacity rates.

During 2008, planned coker turnarounds in the second and fourth quarters, combined with constrained bitumen production and a disruption in operations during the first quarter led to lower SCO production. Syncrude purchased bitumen during 2008 to mitigate the impact of bitumen shortfalls. At this time, purchases of bitumen are not anticipated to be required to achieve budgeted 2009 production levels. However, Syncrude continues to monitor bitumen prices and upgrading capacity and purchases bitumen from time to time to optimize its operations. We do not anticipate such purchases to have a material impact on Syncrude's production, and correspondingly, our financial results in 2009.

In response to these issues, Syncrude contracted additional trucks to increase the pace of overburden removal in 2008. These expenditures are expected to continue throughout 2009 and 2010.

The Syncrude Operations



Tumblers
Oil Sand
Oil Sand
Oil Sand Slurry
Mildred Lake
Cyclofeeder
Bitumen Froth
Aurora Mine
Slurry Prep Tower
Inclined Plate Settler
Tailings Settling Basin
Centrifuge
Blended Product to Pipeline
Refineries and Pipeline Terminals
Fluid Cokers
Hydrotreaters
Vacuum Distillation Unit
LC Finer
Hydrogen Plant
Water
Air
Nitrogen
Steam
Electricity
Utilities

Mining

Syncrude currently mines oil sands from two mines: The North Mine, located near the Mildred Lake site, and the Aurora North Mine, located 35 kilometres northeast of the base operations site. During 2006 and 2007, mining activities were phased out of Syncrude's original Base Mine. The mining and extraction methodologies utilized at Syncrude have evolved over time as technological innovation has been continuously introduced. The initial mining operations were based on the use of very large draglines, bucket-wheel excavators and long conveyor systems. These original systems have, for the most part, been retired in favour of new technologies. The current mining operations utilize very large shovel excavators and mining haul trucks. This technology, now the standard in the oil sands mining industry, is known as "truck and shovel" mining. The larger shovels can excavate 100 tonnes in a single pass and the larger haul trucks can carry 400 tonnes of material from the mine face to the dumping location. As part of the ten year business plan for 2008, a fleet of 20 to 22 shovels and 91 to 120 haul trucks are used in the overburden and oil sands ore mining operations at Syncrude. Syncrude has ordered additional haul trucks to increase its ability to reliably produce bitumen for upgrading. In addition to Syncrude's fleet, Syncrude has and will continue to employ contractor trucks in 2009 and 2010 to increase material movements as the circumstances dictate.

The Base Mine began operations in 1978 and was exhausted in 2007. It is currently in the process of being backfilled with tailings and being progressively reclaimed. The North Mine began operations in 1997 and the Aurora North Mine in 2000. The Aurora North Mine is comprised of Leases 10, 12 and 34. The Aurora North mine contributed 51 percent of the total bitumen produced from Syncrude in 2008 (2007 – 55 percent) and the North Mine contributed 49 percent (2007 – 45 percent).

Mining operations not only deal with oil sands excavation and delivery to extraction operations but also with overburden removal and disposition. Overburden is the sand and clay material found above the oil sands bearing layer in the Athabasca oil sands formations. It must be removed in order to expose the oil sands bearing layers for mining. In 2008, the total volume of overburden mined was approximately 286 million tonnes compared to 226 million tonnes in 2007.

Since its completion in 2005, the South West Quadrant Relocation project has added a supplemental mining system at the North Mine, feeding the existing Mildred Lake extraction plant; integrated a third material handling train into the Aurora North Mine in addition to the existing two full trains of mining and extraction systems; increased the effective utilization of the two existing Aurora North bitumen production systems; and provided additional thermal energy sources at Aurora North by adding a second 80MW gas turbine generator and heat recovery hot water generator. This additional mining capacity served to offset the phased out production from the Base Mine. Over the next several years, Syncrude plans to relocate four mining trains in both mines to move them closer to the mine face and reduce haul distances and to allow in-pit tailings deposits to continue. These mine train relocations will result in increased sustaining capital costs over the next few years.

Extraction

Historically, all extraction activity occurred at the Mildred Lake plant as the ore was mined exclusively at the Base Mine. As part of the transition from the Base Mine to the North Mine and to the Aurora North Mine, the method of extraction and the location of extraction facilities have changed.

The ore from the supplemental mining system at the North Mine is delivered to the Mildred Lake extraction facilities by conveyor and is then mixed with steam, hot water and caustic soda to produce slurry at a temperature of approximately 80°C. This mixing process occurs in large horizontal rotating tumblers that condition the mixture for separation. This slurry is discharged from the tumblers onto vibrating screens to remove large rocks and lumps of clay prior to entering the primary separation vessel, where the floated bitumen is recovered. Much of this system continues to operate today.

At the North Mine, the ore is crushed in a double roll crusher, and conveyed to a cyclofeeder where it is mixed with warm water and caustic soda to produce a slurry at a temperature of approximately 50°C. The use of warm water in this process as opposed to hot water has led to decreases in energy consumption in this part of the operations. The resulting slurry is screened, and the oversized material is rejected for further crushing and reprocessing. The slurry is further conditioned as it is transported to the Mildred Lake extraction plant via a hydrotransport pipeline where it enters the primary separation vessels.

At the Mildred Lake extraction plant, the slurry from the North Mine flows into primary separation vessels and further separation takes place. The resulting froth is then mixed with the froth from the Aurora North Mine and diluted with naphtha prior to further processing. A final stage of separation removes substantially all of the remaining water and clay fines, leaving bitumen as the feedstock for the upgrader.

The extraction process at the Aurora North Mine is similar to the North Mine, with a few exceptions. After the ore is crushed in the double roll crusher, it is conveyed to a mixbox where it is mixed with water to produce a slurry with a temperature of approximately 35°C. Rather than shipping the oil sands slurry to the Mildred Lake extraction plant, the slurry is transported via a hydrotransport pipeline to one of two primary separation vessels located at the Aurora North Mine (approximately three to five kilometres from the mining area). Here, the sand settles to the bottom of the vessel and is transferred to the Aurora North Mine's tailings pond. The primary froth rises, is recovered and is then piped to Mildred Lake for further processing.

The material remaining after the bitumen is extracted from the oil sands consists of water, sand, fine clay particles and some residual hydrocarbons. This material is sent to a tailings settling basin where the solids settle to the bottom and the clarified water is recycled for re-use in the extraction process. The rate at which the fine tailings settle out of the water is very slow and is the subject of considerable research and development activity to identify the most cost effective and environmentally acceptable disposal method. A composite tails technology using the mature fine tailings from the settling basin to create solid, permanent landscapes in mined-out areas began application at the Mildred Lake site during 2000. The key tailings research and development initiatives proposed for the next few years include: optimization of the composite tailings process, reclamation of tailings deposits, managing recycle water chemistry and development of supplementary technologies to manage fluid fine tailings from oil sand applications, including mature fine tailings centrifugation, accelerated mature fine tailings, dewatering and thickened tailings.

One of the key performance metrics associated with the extraction operation is known as "recovery". Recovery measures the volume of bitumen recovered from the oil sand as a percent of the oil that was contained in the oil sand processed in the extraction plants. In 2008, this recovery factor was approximately 90 percent (2007 – 92 percent). The recovery factors are dependent upon operational reliability. The more reliable the operations, the higher the recovery rate tends to be.

Upgrading

Upgrading is the final process by which the bitumen is converted into SCO. The first step in upgrading is the removal of the diluent naphtha which was added in the extraction plant. This naphtha is recycled to the froth treatment plant for re-use. Next, the bitumen is fed through a vacuum distillation unit in which lighter fractions of hydrocarbons are removed for further processing, as discussed below. The heavier bitumen components are processed in three fluid cokers and one LC Finer. While these two forms of upgrading bitumen are somewhat different, they have the same intended purpose, namely to break down the heavier hydrocarbon components into lighter components. The lighter hydrocarbons separated in the vacuum distillation unit are "by-passed" around the cokers and the LC Finer because they are already of sufficient quality to be processed directly in secondary upgrading process units. The vacuum distillation unit capacity was expanded as part of the Stage 3 expansion to about 285,000 bbls/d.

Fluid coking involves the thermal cracking of bitumen molecules into lighter components. The by-products of this process include petroleum coke, CO gas and off gas. CO gas is used as fuel in CO boilers to generate steam and power for the facility. Off gas is used as fuel in the upgrader. The residual coke produced in the coker is slurried into a dedicated area of the tailings pond. The two original fluid cokers have been expanded in capacity over the years and, in 2008, each had a nominal capacity rating of approximately 105,000 bbls/d of a 50/50 mix of bitumen and heavier vacuum topped bitumen feed. This capacity was unchanged from the prior year. The third fluid coker, added in 2006 as part of the Stage 3 expansion, has the same purpose as the original two cokers but is designed to process 95,000 bbls/d of 100 percent vacuum topped bitumen.

The LC Finer cracks bitumen molecules into lighter components via the addition of hydrogen and in the presence of a catalyst. This unit does not convert all of the bitumen to light products. An unconverted residual stream also is produced and this stream is sent to the fluid cokers to supplement the feed to those units. In 2008, the LC Finer unit had a nominal capacity rating of approximately 50,000 bbls/d of a 60/40 mix of bitumen and vacuum topped bitumen feed. This capacity was unchanged from the prior year.

One of the key performance metrics associated with the upgrading operation is referred to as "yield". Yield measures the volume of finished products produced per volumetric measure of bitumen feedstock. In 2008, the upgrading yield was approximately 86 percent, compared to 84 percent in 2007.

The lighter hydrocarbon components produced by the three fluid cokers, the LC Finer, and those removed in the vacuum distillation unit are then sent to hydroprocessing units for further clean up, particularly for the removal of sulphur and nitrogen. Hydrotreating involves the removal of sulphur and nitrogen compounds via the addition of hydrogen in the presence of a catalyst. The hydrotreated components are then blended together into SCO. This SCO product contains no residuum and is low in sulphur, providing an attractive feedstock to refineries. With Stage 3 complete, the productive capacity of the upgrader rose to 129 million barrels of SCO per year by the end of 2007 compared to 90 million barrels of SCO per year in 2005. Actual production of SCO in 2008 was 106 million barrels compared to 111 million barrels in 2007, down in part due to a prolonged operational upset in the first quarter of 2008 and bitumen constraints during the year.

With the start up of the new Stage 3 plants in August 2006, the quality of Syncrude's finished synthetic crude oil blend was improved and re-designated SSP, short for Syncrude™ Sweet Premium. SSP is designed to have a diesel cetane number of approximately 38, up from the previous number of approximately 33, and a fuel jet smoke point of approximately 19, up from 16. Our expectation was that the quality transition to SSP would occur in 2008 following repairs to the new hydrogen plant. However the transition occurred in 2007 as a result of the removal of some hydrogen constraints on various units.

Utilities and Offsites

The utilities plants are tasked with producing steam, electricity, air and water for the mining, extraction and upgrading plants. These commodities are often generated from fuels and heat produced as by-products in the major operating areas or from purchased energy sources such as natural gas or electricity.

Syncrude operates utility plants located both at the base Mildred Lake site and at the Aurora North site. Energy systems are highly integrated at the Mildred Lake site, taking advantage of the heat generated in the upgraders and moving that energy to the energy-consuming plants in mining and extraction. At Aurora North, natural gas is purchased to provide the required utilities. Syncrude owns and operates two large gas turbine generators at Aurora North to provide steam and power for the plants.

One of the key operating costs metrics associated with the Syncrude operation is purchased energy consumed per barrel of SCO. In 2008, the purchased energy intensity was 0.95 GJ per barrel compared to 2007 which was 0.84 GJs per barrel. We estimate that long term consumption going forward will be about 0.85 GJs per barrel as additional hydrogen, which is derived from natural gas, is used to produce the higher quality SCO and as bitumen is increasingly sourced from the Aurora Mine. The Aurora Mine relies mainly on purchased natural gas for its energy needs as process heat from the upgrader is unavailable due to the mine's remoteness from the Mildred Lake plant. Purchased natural gas prices increased to $7.66 per GJ in 2008 compared to $6.14 per GJ in 2007.

Natural gas, used by Syncrude to fuel operating plants and as feedstock in the production of hydrogen, is transported to Syncrude from Alberta's gas production and transmission infrastructure through dedicated pipelines. The gas is purchased from producers under various supply contracts to manage Syncrude's requirements. This pipeline and storage infrastructure has been expanded in the Athabasca region in recent years to improve the overall deliverability and reliability of the supply system.

Off-sites are generally referred to as those facilities required to support the operation of the main processing plants. These facilities include product storage tank farms, waste water collection and handling systems and flares. Many of these facilities were expanded as part of the Stage 3 expansion project.

Syncrude operates a utility plant at its Mildred Lake site using refinery off gas, produced from the upgrading operation, augmented with natural gas. When operationally and economically desirable, Syncrude purchases power from, or sells power to, the Alberta electric power grid. Syncrude also owns two 80-Megawatt gas turbine power plants at the Aurora North Mine site that provide electrical and thermal energy for the Aurora North Mine operations. These plants are connected with the Mildred Lake facilities. The Aurora Thermal Block ("ATB"), which consists of two hot water generators, has been in operation since mid-2004. The ATB facilities provide hot water generating capacity at Aurora North and allow the extraction process to operate at the required 35°C temperature.

Marketing

Each Syncrude Participant is responsible for marketing its own share of SCO and associated by-products, such as sulphur. After upgrading, the SCO is transported to markets in Canada and the U.S. through a system of inter-connected pipelines and storage locations. SCO is sometimes processed in refineries that have been specifically designed to benefit from SCO's unique properties. More often, however, it is purchased by refiners to blend with other crude oils to form a feedstock mixture which is suited to their specific refinery configuration. There are approximately 150 refineries in Canada and the U.S. Most refineries produce motor gasolines, diesel fuels, heating oils, and jet fuels. Others can also produce asphalts, lubricants and petro-chemicals. There are three refineries in or near Edmonton, Alberta which have the capability of taking synthetic crude oil as 25 percent to 100 percent of their feedstock. These three refineries consume approximately 160,000 to 170,000 barrels per day of synthetic crude oil.

Beginning in 2003, significant additions of synthetic crude oil production have come on-line, impacting where SCO was ultimately consumed. The production of synthetic crude oil from projects in the Fort McMurray, Edmonton and Hardisty areas of Alberta is expected to continue to increase. As additional volumes of synthetic crude oil come into the market, our sales are made to a broader group of refineries than was historically the case. In 2004, more of our production was consumed downstream from Edmonton, Alberta to Eastern Canada and the U.S. than in the past. The trend continued through to 2008. While it is difficult to determine where our product is ultimately consumed, we anticipate that as our production volumes increase or the amount of synthetic crude oil production in Fort McMurray and surrounding areas increases, that we will continue to see a greater percentage of our production being consumed outside of Western Canada given the limited refining capacity in that area.

The growing production of bitumen in Alberta has necessitated the need for additional diluents to thin the bitumen so that it can be transported in pipelines. Traditionally, natural gas condensates, a by-product of the natural gas processing industry, have been the most common hydrocarbon diluent used to thin heavy bitumen for pumping. However, the growth in natural gas condensate production has not kept pace with the rising production of bitumen and new forms of diluent have been required. Synthetic crude

oil has emerged as one of those new sources of diluent. The trend of increased use of synthetic crude oil as a diluent, however, is expected to be moderated as pipeline reversals and construction, either currently underway or planned, are expected to allow the import of condensate diluents from the U.S.

Canadian Oil Sands takes title to SCO at Syncrude's plant gate and then the SCO is transported by a pipeline dedicated for use by the Syncrude Participants from Fort McMurray to Edmonton at which point, our SCO volumes are sold or arrangements are made for further transportation. From mid-2001 to mid-2006, EnCana marketed our share of SCO production pursuant to a marketing agreement. During 2006, the marketing agreement with EnCana was not renewed and, effective August 31, 2006, we began marketing our own production. We believe that internalizing marketing has provided greater insight into our customer needs and assisted in the long term development of product quality and distribution strategies. Members of the marketing group hold positions on various crude oil committees of the Canadian Association of Petroleum Producers, focusing on ensuring that policy decisions reflect the unique needs of light oil producers. Due to the completion of several synthetic crude oil projects in the Fort McMurray region in late 2008 and those expected in 2009, pipeline takeaway capacity ex Western Canada, while expected to be adequate, is tight and may result in apportionment from time to time. This may have an impact on the sales price differential we realize for our SCO. Several modest pipeline capacity expansions are currently underway and are expected to alleviate the situation in 2009. Further, a couple of larger pipeline projects expected to be complete in late 2009 and early 2010 should alleviate the issue. Our marketing group is developing transportation alternatives and storage options which should reduce the risk of pipeline constraints in the coming years.

Customer education is an important objective for the marketing group as we have transitioned all of our production to SSP. This enhanced SSP product promises greater market potential with higher distillate cetane and smoke point characteristics compared to SSB. Syncrude's quality control standards ensure that its crude falls within a narrow, predictable set of parameters. We believe that this dependability has value for refiners, as it allows them to run their operations more smoothly and efficiently. We had anticipated that SSP's improved cetane level and jet fuel smoke point relative to SSB would enable some of our existing refinery customers to increase the amount of Syncrude's production that they process, and thereby contain transportation costs as our production would not have to move as far to clear the market. While we cannot confirm that the switch to SSP has increased demand for Syncrude's product, several of our customers have increased the amount of Syncrude product that they purchase from us. As we cannot produce SSB at the same time as SSP, we cannot determine if the move to SSP has resulted in the financial benefits that we originally expected to achieve.

Synthetic crude oil sales contracts are commonly negotiated directly with refiners throughout North America. Typical contract terms are based on 30, 60 or 90 day arrangements which continue unless terminated but are occasionally made for one year terms. Synthetic crude oils are usually priced each month on the basis of Canadian and U.S. market prices, which reflect the market balance between supply and demand for crude oil, transportation costs and refined product values.

Syncrude also removes sulphur as part of its upgrading process. Currently, the majority of this sulphur is stockpiled at Syncrude's Mildred Lake plant site. Over the past few years, Syncrude has been exploring the ability to store sulphur blocks underground. Initial information indicates that this may be a viable and environmentally friendly solution. Syncrude continues to research alternatives for addressing this issue, which may help other sulphur producers in the petroleum industry. Canadian Oil Sands has also made sales of sulphur from time to time of its share of Syncrude's sulphur production.

Competition

The Canadian and international petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. Syncrude competes with other producers of synthetic and conventional crude oil. Most of the conventional producers have considerably lower operating costs but higher finding costs. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. In particular, the increased activity in construction of new oil sands projects and in the production and mining of oil sands over the past few years generally created shortages in the supply of skilled labour and certain equipment components used in mining operations. Our operations were, and continue to be, impacted by the labour shortage both on the cost and scheduling aspects. The rate of labour turnover at Syncrude increased in 2008 compared to 2007, driven somewhat by the retirement demographics of an aging workforce at SCL and the migration of other employees to competing projects. This turnover has been mitigated in part through the MSA where secondees from Imperial Oil/ExxonMobil have been provided, or service areas moved to be supplied by Imperial Oil. The credit crisis and economic downturn that began in the second half of 2008 has resulted in several previously announced oil sands projects being delayed or cancelled. The impact that this decrease in activity and material prices may have on the availability and productivity of labour, construction costs and ongoing operating costs is not currently known.

Seasonal Factors

As the Syncrude Project is located in Northern Alberta, work during winter months is often more difficult as the extreme cold temperatures make steel brittle and limit the time that individuals can work in areas exposed to the elements. Accordingly, this may impact operating and capital costs as demonstrated by the operational upset that occurred in January 2008. Quarterly variances in revenues, net income, and cash from operating activities are caused mainly by fluctuations in crude oil prices, production and sales volumes, operating costs and natural gas prices. Net income also is impacted by non-cash foreign exchange gains and losses caused by fluctuations in foreign exchange rates on our U.S. dollar denominated debt, and by future income tax changes. A large proportion of operating costs are fixed and, as such, unit operating costs are highly variable to production volumes. While the supply/demand balance for synthetic crude oil affects selling prices, the impact of this equation is difficult to predict and has not displayed significant seasonality. Syncrude maintenance and turnaround activities are typically scheduled to avoid the winter months. However, the exact timing of unit shutdowns cannot be accurately scheduled, and unplanned outages occur. Accordingly, production levels also may not display reliable seasonality patterns or trends. Maintenance and turnaround costs are expensed in the period incurred and can lead to significant increases in operating costs and reductions in production in those periods, as demonstrated by the high per barrel operating costs of $41.92 in the second quarter of 2008 verses a low of $32.10 in the fourth quarter, compared to $35.26 on the year. Natural gas prices are typically higher in winter months as heating demand rises, but this seasonality is significantly influenced by weather conditions and North American natural gas inventory levels.

Cost escalation, particularly as a result of inflationary pressures in the Fort McMurray area, has been a significant trend over the last few years. The Trust's depletion and depreciation rate, asset retirement obligation, operating and capital costs have all been impacted by higher actual and estimated costs of materials, services and labour. While the current economic down-turn may mitigate such inflation pressures, long term we anticipate that these inflationary pressures will continue in light of the significant level of expected oil sands activity.

Environmental Protection

The oil and gas industry in Alberta is subject to extensive controls and regulations. The regulatory scheme, as it relates to oil sands, is somewhat different from that relating to conventional oil and gas production. Outlined below are some of the more significant aspects of the legislation and regulations governing the mining, extraction, upgrading and marketing of oil sands.

Environmental Regulation and Compliance

Oil sands operations, including Syncrude, are subject to environmental regulation pursuant to provincial and federal legislation. Environmental legislation requires various approvals and provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that facilities and operating sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties. In Alberta, environmental compliance is primarily governed by the AEPEA. The AEPEA imposes certain environmental responsibilities on oil and natural gas operators in Alberta and, in certain instances, also imposes significant penalties for violations. SCL has received and presently maintains the requisite environmental approvals necessary to operate the Syncrude Plant.

The December 1999 AEUB approval of Syncrude's upgrading expansion application allows production of 173 million barrels of SCO per year using technology identified in the application. This permit expires on December 31, 2035.

Syncrude also maintains approvals from AENV regulating the discharge of substances into the air and water. These approvals were issued with 10 year terms, the maximum term permitted by this legislation. The renewal or modification of approvals generally involves AENV soliciting the views of stakeholders (the local community, Aboriginal population and other interested persons). Renewal or modification of approvals is often conditional, permitting AENV to review the effect of discharges or the implementation and effectiveness of new technologies. AENV approval for the Aurora North operations was received in 1998. SCL received an environmental approval for its Mildred Lake oil sands processing facilities, Base Mine and North Mine operations until June 23, 2007. A new AEPEA approval was issued in June 2007 and is effective until June 23, 2017. In the approval, the AEPEA stipulated revised parameters for soil salvage, soil placement thickness and soil layering requirements as part of Syncrude's reclamation obligation. This was the primary reason for the 31 percent increase in Canadian Oil Sands' asset retirement obligation from December 31, 2006 to December 31, 2007.

On February 12, 2009, the Alberta government released its 20-year strategic plan for Alberta's Oil Sands (the "Oil Sands Plan"). Although lacking in detail and specifics on implementation, this plan signals the Alberta government's position on a number of important issues, including regional cumulative effects management, greenhouse gases, industry investment in infrastructure, and increasing regulatory scrutiny. The ultimate resolution of these issues are expected to have a significant impact on oil sands developers, including Syncrude. The Oil Sands Plan outlines six strategies to achieve the desired outcomes of (i) optimized growth; (ii) reduced environmental footprint; and (iii) increased quality of life for Albertans. The six key strategies set out in the Oil Sands Plan are as follows:

1. Develop Alberta's oil sands in an environmentally responsible way;

2. Promote healthy communities and a quality of life that attracts and retains individuals, families, and businesses;

3. Maximize long-term value for Albertans through economic growth, stability, and resource optimization;

4. Strengthen the Alberta government's proactive approach to Aboriginal consultation with a view to reconciling interests;

5. Maximize research and innovation to support sustainable development and unlock the potential of Alberta's oil sands; and

6. Increase available information, develop measurement systems, and enhance accountability in the management of the oil sands.

Each of the six strategies list a number of goals and objectives that are integral to its achievement. The Oil Sands Plan also identifies a number of "priority actions" relating to environmental stewardship, strengthening communities, economic prosperity and building relations.

The Oil Sands Plan does not address how measures to achieve its strategies will be enforced nor does it set any timelines for implementation. Nevertheless, the Oil Sands Plan signals the Alberta government's position on a number of issues that will impact oil sands developers, including Syncrude. It is possible that the high level objectives arising from these strategies may eventually manifest in binding legislation.

The Oil Sands Plan is designed to build on the Provincial Energy Strategy and reinforce the Land-Use Framework released in December 2008. This integration of initiatives is especially apparent with respect to the Alberta government's push for cumulative effects management on a regional level. The Oil Sands Plan reiterates the Alberta government's goal of setting regional thresholds for air, water, land and biodiversity. In addition to this, one of the listed "priority actions" is to revise the current environmental impact assessment process to support cumulative effects management. One of the goals of the Oil Sands Plan is to meet or exceed Alberta's greenhouse gas reduction objectives. A continued commitment to carbon capture and storage projects is listed as one of the "priority actions". The Oil Sands Plan speaks of partnerships between industry, federal government and municipalities and industry investments in public and community infrastructure. Working with industry to develop financial contribution strategies is one of the "priority actions" of the Oil Sands Plan. The Oil Sands Plan also identifies a long-term investment commitment by both industry and government as one of the key success factors. The Oil Sands Plan is consistent with the trend towards increasing regulatory scrutiny of industry and as such Syncrude and Canadian Oil Sands may have increased costs and legal obligations in the future as a result of legislation that may be enacted to achieve this Oil Sands Plan.

Syncrude Participants, including Canadian Oil Sands, are liable for their share of ongoing environmental obligations for the ultimate reclamation of the Syncrude Joint Venture properties. The asset retirement obligation, or ARO, represents the present value estimate of Canadian Oil Sands' share of these costs for the mine and extraction facilities.

Canadian Oil Sands records the discounted estimated fair value of the future reclamation liability (ARO liability) on our Consolidated Balance Sheet as an increase to capital assets and as an ARO liability. The depreciation expense on the asset and the accretion expense on the obligation are recorded in depreciation, depletion and accretion expense. At December 31, 2008, the ARO liability recorded on the Consolidated Balance Sheet was approximately $235 million compared to $226 million in 2007. There was a 31 percent increase from 2006 to 2007 primarily due to the changes required under the new AEPEA approval. The small increase in 2008 is due primarily to the continuing impact of inflationary

pressures. Canadian Oil Sands' share of Syncrude cash reclamation expenditures was about $14 million in 2008 and $1 million in 2007 which expenditures reduced the liability shown on our balance sheet. A full discussion of our accounting for the reclamation liability can be found in the notes to our consolidated financial statements in our 2008 annual report.

Since the inception of the Syncrude Project, the Syncrude Joint Venture is required to post annually with the AENV irrevocable letters of credit equal in amount to $0.03 per barrel of SCO produced from the Base Mines since inception of the Syncrude Project plus estimated reclamation costs relating to the Aurora North Mine to secure the ultimate reclamation obligations of the Syncrude Project. As at December 31, 2008, Canadian Oil Sands had posted letters of credit with the Province of Alberta in the amount of $67 million in 2008 compared to $61 million in 2007, to secure its pro rata share of the ultimate reclamation obligations of the Syncrude Participants.

In 2008, site reclamation expenditures totaled $36 million (2007 - $2 million) and approximately 11 hectares of land (2007 – 86 hectares) were reclaimed. Syncrude's long term plan is to return the land to a stable, biologically self-sustaining condition with a vision of creating an area of forest, parklands and lakes. As at December 31, 2008, Syncrude had reclaimed more than 4,600 hectares of the land affected by its operation and planted approximately 5 million seedlings in the Athabasca area since 1978. A significant portion of the land that has been reclaimed by Syncrude is used as a grazing ground for more than 300 wood bison.

In March 2008, the Alberta government certified a parcel of reclaimed land north of Fort McMurray. The 104 hectares, known as Gateway Hill, was submitted by Syncrude to the Alberta government in 2003 for certification. AEPEA requires operators to conserve and reclaim specified land and obtain a reclamation certificate. These certificates are issued to operators when their site has been successfully reclaimed. Syncrude is the first in the oil sands industry to receive certification for land that has been reclaimed.

In addition to posting a letter of credit for its share of reclamation with the AENV, Canadian Oil Sands currently pays $0.1322 for each barrel of SCO produced and attributable to our 36.74 percent working interest to a reclamation trust to fund our share of reclamation obligations for the Syncrude Project. Since 2002, we have the right to adjust the amount deposited in the mining reclamation trust from time to time as estimates of final reclamation costs change. As at December 31, 2008, we have accumulated (including interest earned on contributions), $43 million towards future reclamation in the reclamation trust. In 2007, this amount was $37 million.

The construction and operation of a large oil sands project such as Syncrude presents many environmental challenges. Responsible environmental management is a priority of the Syncrude Participants. The technical and managerial challenges to date have been addressed by SCL through many years of investment in research and the development of advanced management systems. SCL continues to seek ways to improve and reduce the cost of reclamation. Despite an incident involving the death of waterfowl on the Aurora Settling Basin in April 2008, SCL believes that it is currently in compliance with all material environmental requirements.

The Syncrude Participants support the voluntary reduction of greenhouse gas emissions, such as carbon dioxide, from Syncrude's operations. SCL is focused on reducing both energy consumption and greenhouse gas emissions per barrel of SCO produced rather than purchasing offsets or credits. SCL participates in the Cumulative Environmental Management Association and other organizations concerned with environmental, Aboriginal and community development matters.

A number of environmental regulations focus on limiting the emissions of gases and other substances from the Syncrude operations. In 2007, the Alberta government's Specified Gas Emitters Regulation under the Climate Change Emissions Management Act came into effect. The regulation requires that facilities emitting more than 100,000 tonnes of greenhouse gas ("GHGs") GHGs per year ("Large Emitters") must reduce their GHG emissions intensity by 12 percent over the average emissions intensity levels of 2003, 2004 and 2005. If the emissions intensity target is not met through improvements in operations, compliance tools include: per tonne payment into the climate change and emissions management fund; purchase of Alberta based offsets; or purchase of emission performance credits from a different Alberta facility. The charge payable to the fund is $15 per tonne for every tonne above the 12 percent target, beginning July 1, 2007. These payments are deposited into an Alberta-based technology fund for developing infrastructure to reduce emissions or support research into climate change solutions.

In 2008, Syncrude accrued approximately $0.10 per barrel for compliance with the Specified Gas Emitters Regulation, which is reflected in the Trust's operating costs for the year. For 2007, Syncrude paid $900,000 into such fund. The confirmation of the amount for 2008 is pending and no cost estimates are available yet for future years.

On April 27, 2007 and March 10, 2008, the federal government released and enhanced, respectively, the Regulatory Framework for Air Emissions (the "Framework") which also sets out new federal GHG and air pollutant emission reduction targets. The Framework establishes an emission-intensity reduction target for existing facilities of six percent per year to 2010, resulting in an initial enforceable reduction of 18 percent from 2006 emission-intensity levels starting in 2010. Every year thereafter, a two percent continuous emission-intensity improvement will be required. Oil sands mines and upgraders which begin operations between 2004 and 2012 (including major expansions, defined as increasing capacity by at least 25 percent) will be required to make a "clean fuel standard" emissions intensity reduction in addition to the initial 18 percent reduction. Further, upgraders or major expansions to upgraders which begin operations in 2012 or later will be required to have an emissions intensity profile equivalent to that of a facility employing carbon capture and sequestration technology. In addition to GHGs, the Framework also contemplates reductions in air pollutants such as nitrogen oxides (NOx), Sulphur Oxides (SOx), Volatile Organic Compounds (VOCs), and Particulate Matter (PM) post-2012. Compliance with the new requirements would allow contribution to a technology fund until 2017 at a rate of $15 per tonne from 2010 to 2012, increasing to $20 per tonne and escalating by the rate of GDP growth from 2013 to 2017. Maximum compliance can be met through contributions to the technology fund of up to 70 percent in 2010 declining to 10 percent by 2017. After 2017, contributions to the technology fund are no longer possible, and an emissions trading market is envisioned. At the current time, however, this Framework has not been legislatively enacted.

Refer to the "Risk Factors" section of this AIF for a description of the risks associated with the various Environmental Regulations to which Syncrude is subject.

Regulation of Operations

In Alberta, the regulation of oil sands operations is now undertaken by the ERCB, which replaced the AEUB effective January 1, 2008. The ERCB derives its jurisdiction, in part, from the *Oil Sands Conservation Act* (Alberta). In addition to requiring certain approvals prior to the operation of an oil sands project, the *Oil Sands Conservation Act* (Alberta) allows the ERCB to inspect and investigate oil sands operations and, where a practice employed or a facility used in respect of the oil sands operations does not meet operating criteria recovery targets, to make remedial orders. Certain changes to an oil sands operation also require the approval of the ERCB. Tailings are a waste by-product of oil

sands extraction processes which are generally composed of water, sand, silt, clay and residual bitumen. Tailings are sent to tailings ponds where solids settle and water is recycled. Coarse solids settle rapidly, but fluid fine tailings can remain in suspension for many years, if not indefinitely. Although some test pits have been reclaimed, to date no tailings pond has been reclaimed in the Alberta oil sands.

On February 3, 2009 the ERCB issued Directive 074; Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes ("Directive 074"). The directive is the first component of a larger initiative for the ERCB to regulate tailings management. Directive 074 applies to all existing, approved, and future oil sands operators. Operators must make submissions to the ERCB on how they will meet the new requirements. Requirements will be phased-in and adapted as approved by the ERCB, taking into account the particular circumstances of a project. Operators also are required to assess and compare their actual tailings performance against their approved tailings plans. Any significant changes to tailings management must be reported to the ERCB and may require an application for an amendment to the approval. Directive 074 requires operators to:

- Reduce fluid fine tailings by capturing a minimum amount of fines in Dedicated Disposal Areas (DDA). Fines are mineral solids with particle sizes equal to or less than 44 micrometres. The amount of fines going into DDAS must be equivalent to 20 percent of processed fines in 2011, 30 percent in 2012, and 50 percent in 2013 and annually thereafter;

- Form and manage DDAs to ensure the formation of trafficable deposits that are ready for reclamation five years after active deposition has ceased; and

- Submit to the ERCB annual tailings plan starting September 30, 2011. Submit annual compliance reports for DDAs and pond status reports starting September 30, 2011. DDA plans must also be submitted two years prior to construction. Baseline surveys for DDAs and each fluid tailings pond must be reported by September 30, 2010. The Directive 074 also requires the submission of quarterly progress reports on fines capture starting in the third quarter of 2010.

As this Directive 074 was recently released, Syncrude is still assessing the impact of the Directive 074 on its current and future operations but Directive 074 may have a material adverse impact on Syncrude's operating costs in order to comply with such regulations.

Land Tenure

Oil from oil sands is produced under oil sands leases granted by the Province of Alberta. Such leases have initial terms which vary in length but generally are for 15 years. Although the terms of future leases may vary, the current Syncrude leases have, for the most part, 15-year terms. If production attributable to a lease exceeds the minimum production thresholds set forth in the lease, it automatically renews at the end of each term. In addition, leases renew automatically if a development plan for a project involving the lease has been approved by the Minister of Energy and is being pursued by the lessor. In 1997, the Province of Alberta approved the continuation of the four Aurora leases (being leases 10, 12, 31 and 34) based on the Syncrude Project development plan, including the Aurora project, and so long as such plan and approval is in effect and being followed, the Aurora leases will continue to renew at the end of each term. In 1999, SCL received confirmation that Leases 29 and 30 also are included for tenure purposes within the Syncrude Project development plan. In 2002, Leases 17 and 22 were continued under section 13 of the Oil Sands Tenure Regulations AR 50/2000 for an indefinite term with a production status.

Royalties and Taxes

The Province of Alberta imposes royalties of varying rates on the production of crude oil from lands where it owns the mineral rights. The products recovered by Syncrude are subject to a royalty which is payable to the Alberta government.

In January 2002, following the conclusion of a transition period, the Syncrude Participants commenced paying royalties under the Oil Sands Royalty Regulations 1997. This legislation stipulates that the Province of Alberta will receive the greater of one percent of the gross revenues after transportation costs and 25 percent of the net revenues. The net revenues for any year are generally equal to the excess of gross revenues over allowed transportation, operating and non-production costs, capital expenditures and any unutilized carry forward deductions from previous years. In May 2006, Syncrude began paying Crown royalties at the higher 25 percent of net revenues royalty rate, resulting in significantly higher Crown royalties in 2008, 2007 and 2006 compared to prior years.

As noted earlier on page 11, on October 25, 2007, the Alberta government announced its plans to introduce a New Royalty Framework, effective January 1, 2009, for the energy sector. The New Royalty Framework for oil sands projects is based on a sliding scale royalty rate that responds to Canadian dollar equivalent WTI ("C$-WTI") oil price levels. The minimum royalty rate starts at one percent of deemed bitumen revenues and increases for every C$-WTI oil is priced above $55 per barrel, to nine percent of deemed bitumen revenues at $120 per barrel or higher. The net royalty rate starts at 25 percent of net deemed bitumen revenues and increases for every dollar of C$ - WTI above $55 per barrel up to 40 percent of net deemed bitumen revenues at $120 per barrel or higher. In addition to the revised royalty rates, the announced changes also note the Alberta government's intention to take bitumen production in kind in lieu of Crown royalty payments.

As part of the transition to the Generic Regulations, the Syncrude Participants had a Crown Agreement with the Alberta government that codified the royalty terms of the greater of one percent of gross revenues and 25 percent of net revenues to December 31, 2015. The Crown Agreement also provided Syncrude with a one time option prior to 2010 to convert from a royalty based on synthetic crude oil to a bitumen based royalty consistent with the rest of the Alberta oil sands industry. Under the Crown Agreement, a royalty based on crude bitumen provided for recapture by the Crown of the remaining value of costs previously deducted relating to upgrader growth capital in accordance with an amortization methodology agreed to by the parties.

During 2008, the Syncrude Participants negotiated with the Alberta government as to how such New Royalty Framework would apply to the Syncrude Project as well as the details regarding the Syncrude conversion to a bitumen based royalty, including the upgrader growth recapture amount and amortization methodology. The Syncrude Participants exercised their pre-existing option to pay Crown royalties based on bitumen rather than the upgraded SCO product. The Syncrude Participants and the Alberta government also reached an agreement on the terms by which the Syncrude Project would be transitioned to Alberta's New Royalty Framework. See page 69 of this AIF for a detailed discussion of such agreement.

Taxation of Syncrude-related income follows normal resource industry practices with a few important differences. As Syncrude is a mining operation, there are certain provisions that are unique, such as the accelerated capital cost allowance ("ACCA") up to the income from a mine for class 41(a) assets which applied to new mines or a major expansion of an existing mine where there was a 25 percent or greater increase in mine capacity. Effective March 6, 1996, mining and oil sands operations, which have made capital expenditures in excess of five percent of gross revenue in a fiscal year, were also eligible for ACCA for such expenditures over the five percent threshold included in class 41(a.1). The federal

government, in its March 19, 2007 budget, proposed the phase out of ACCA for oil sands projects. The current ACCA will continue to be available for assets acquired before March 19, 2007 and for assets acquired before 2012 that are a part of projects where major construction commenced prior to March 19, 2007. Other assets will still be eligible for ACCA but will be subject to phase-out rates between 2012 and 2015. The standard 25 percent CCA rate will continue to apply after 2015.

On June 22, 2007, the new trust taxation rules previously announced by the Canadian federal government on October 31, 2006 were substantively enacted as Bill C-52. As a result of Bill C-52 and other tax rate reductions enacted, a 26.5 percent tax is expected to be applied to distributions from the Trust beginning in 2011, reducing to 25 percent of distributions in 2012. On July 14, 2008, the Department of Finance released draft legislation for income and royalty trust conversions. The draft legislation is designed to permit income and royalty trusts to convert into public corporations without triggering adverse Canadian tax consequences to the income or royalty trusts and its Unitholders (the "SIFT conversion rules"). On November 28, 2008, the Minister of Finance introduced changes in the House of Commons to the SIFT conversion rules and, on December 4, 2008, issued explanatory notes on these changes. The effect of this proposed legislation is to allow a tax-free rollover of holdings in a trust as it converts to a corporate structure. It also will accelerate the safe haven guidelines to immediately allow cumulative new equity issues of up to 100 percent of an entity's October 31, 2006 market capitalization. As of December 31, 2008, this legislation was not enacted.

In response to the income trust tax changes, Canadian Oil Sands evaluated and continues to evaluate the alternatives as to the best structure for its Unitholders. The federal government regulation confirmed that income trusts may convert from a trust to a corporate structure on a tax-deferred basis so long as such conversion is completed by 2013. Under current expectations, we expect to convert to a corporate structure. However, we plan to retain the flow-through advantages of a trust structure until 2011, unless circumstances arise that favour a faster transition to an alternate structure.

Employees

As at December 31, 2008, the Corporation employs 17 full-time and four part-time employees and four consultants. The Trust has no employees.

At the end of 2008, as the operator of the Syncrude Project, SCL, employed approximately 5,200 people, all of whom were non-unionized. While it is believed that SCL will remain non-unionized, no assurance can be given that the workforce will not become unionized.

SCL also uses the services of various outside contractors to provide contract maintenance support for certain areas of the Syncrude Plant. Additional contractors also are required during shutdowns, maintenance work and major capital construction. Most of the workers employed by these contractors are unionized. Labour stability of the unionized contractor work force is maintained through a number of industry and site-wide agreements, which set labour rates and working conditions for unionized trade workers engaged in construction and maintenance activities at various projects in Alberta, including the Syncrude Plant.

RISK FACTORS

Risks Relating To Canadian Oil Sands' Business

The operations of Canadian Oil Sands are highly dependent on the price of crude oil

The financial condition, operating results and future growth of Canadian Oil Sands are substantially dependent on prevailing and expected prices of oil. Prices for oil are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil, market uncertainty and a variety of additional factors beyond the control of Canadian Oil Sands. In the last three years crude oil prices ranged between a high of US$145 per barrel to a low of US$34 per barrel. Prices are influenced by global and regional supply and demand factors. These factors include: the condition of the Canadian, U.S. and global economies; weather conditions in Canada and the U.S.; the actions of the Organization of Petroleum Exporting Countries; governmental regulation; political stability in the Middle East and elsewhere; war, or the threat of war, in oil producing regions; the foreign supply of oil; the price of foreign imports; and the availability and price of alternate fuel sources. All of these factors are beyond our control and can result in a high degree of price volatility not only in crude oil and natural gas prices, but also fluctuating price differentials between heavy and light grades of crude oil, which can impact prices for SCO. Oil prices have fluctuated widely recently and we expect continued volatility and uncertainty in crude oil prices. A prolonged period of low crude oil prices could affect the value of our crude oil properties and the level of spending on growth projects and could result in curtailment of production. Accordingly, low crude oil prices in particular could have an adverse impact on our financial condition and liquidity and results of operations. In view of the high fixed operating costs of SCL, the operating margin is very sensitive to oil prices. Any substantial and extended decline in the price of oil would have an adverse effect on the revenues, profitability and cash from operating activities of Canadian Oil Sands and may likely affect the ability of Canadian Oil Sands to pay distributions and to repay its debt obligations.

While the Syncrude Project has not been shut down for non-operational reasons by the Syncrude Participants since production commenced in 1978, a prolonged period of very low oil prices could result in the Syncrude Participants deciding to suspend production. Any such suspension of production could expose Canadian Oil Sands to significant additional expense and would negatively impact its ability to pay distributions and to repay its debt obligations.

There are a number of risks particular to the Syncrude operations that could have a material adverse impact on Canadian Oil Sands

Currently, our interest in the Syncrude Project is our only material asset and generates substantially all of our cash from operating activities. The Syncrude Project is a single inter-related and inter-dependent facility. The shutdown of one part of the Syncrude Project could significantly impact the production of SCO. A shutdown may reduce, or even eliminate our cash from operating activities. Also, complications could arise when new systems are integrated with existing systems and facilities. The risk of such complications is somewhat mitigated by Syncrude's procedures of performing a sequenced start-up of units. However, there can be no assurance that the Syncrude Project will produce synthetic crude oil in the quantities or at the cost anticipated, or that it will not cease producing entirely in certain circumstances. Operating costs to produce SCO are substantially higher than operating costs to produce conventional crude oil. An increase in operating costs could have a materially adverse effect on Canadian Oil Sands, our net income and cash from operating activities.

The Syncrude Project is located in a remote area and is serviced by one all-weather road from Fort McMurray. In the event that the road is closed due to climatic conditions or other factors, SCL may encounter difficulties in obtaining materials and labour required for it to continue production.

As the Syncrude Project is our only material producing asset, any major incident, either operational or otherwise, involving Syncrude's operations or the pipelines which transport our product could result in a substantial or total reduction in sales of our product for a prolonged time frame, which would have a material impact on our ability to generate cash from operating activities and therefore negatively impact our ability to meet our operating and debt requirements in the interim until operations could be resumed.

The production of synthetic crude oil requires high levels of investment and has particular risks, such as settling basin dyke failures, fires, explosions, gaseous leaks, spills and migration of harmful substances, any of which can cause personal injury, damage to property, equipment and the environment, and result in the interruption of operations. Moreover, there are regulatory and economic risks associated with the emerging technologies required to economically and feasibly produce SCO at the Syncrude Project. For example, there are limited assurances that current reclamation technologies associated with the fine tailings meet the tailings management criteria established in Directive 074, which may result in enforcement actions ranging from non-compliance fees to increased inspections and suspensions or cancellations of approvals in addition to new investments in research. As such, there may be greater technological risks. Some of these risks cannot be insured.

Syncrude produces and stores significant amounts of sulphur in sulphur blocks at its plant site as there is presently a limited market for the sulphur. There can be no assurance that future environmental regulations pertaining to the use, storage, handling and/or sale of sulphur will not adversely impact the unit costs of production of SCO.

Canadian Oil Sands has exposure to financial market risk

Canadian Oil Sands is subject to financial market risk as a result of fluctuations in foreign currency rates, interest rates, credit risks and liquidity.

Foreign Currency Risk

Canadian Oil Sands' results can be significantly affected by fluctuations in the U.S./Canadian currency exchange rates as we generate revenue from oil sales based on a U.S. dollar WTI benchmark price, while operating costs and capital costs are denominated primarily in Canadian dollars. Over the last two years, the U.S. to Canadian dollar exchange rate has experienced significant volatility, ranging from a low of $0.77 US/Cdn in December 2008 to a high of $1.09 US/Cdn in November 2007. Our revenue exposure is partially offset by U.S. dollar obligations, such as interest costs on U.S. dollar denominated debt and our share of Syncrude's U.S. dollar vendor payments. In addition, when our U.S. Senior Notes mature, we have exposure to U.S. dollar exchange rates on the principal repayment of the notes. This repayment of U.S. dollar debt acts as a partial financial hedge against the U.S. denominated revenue payments we receive from our customers.

To the extent that Canadian Oil Sands issues debt securities denominated in foreign currencies, such an investment may entail significant risks that are not associated with a similar investment in a security denominated in Canadian dollars. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the Canadian dollar and the various foreign currencies and the possibility of the imposition of currency controls by either the Canadian or foreign governments. These risks will vary depending upon the currency or currencies involved. At this time, Canadian Oil Sands only has Canadian and U.S. dollar denominated debt.

Interest Rate Risk

Canadian Oil Sands' results, and in particular our net interest expense, are impacted by U.S. and Canadian interest rate changes as our credit facilities and investments are exposed to floating interest rates. At December 31, 2008, no amounts were drawn on our credit facilities. The Trust also did not have a significant exposure to interest rate risk in 2008 based on the amount of floating rate debt or instruments outstanding.

Liquidity Risk

Liquidity risk is the risk that Canadian Oil Sands will not be able to meet its financial obligations as they fall due.

In addition, we are exposed to liquidity risk to the extent we have financing requirements related to significant capital or operating commitments. During 2008, a global economic crisis emerged globally as U.S. and foreign debt and equity markets fell and many developed and developing countries including the U.S. and Canada headed into a recession, all of which impacted financial markets within Canada. Significant declines in liquidity and higher borrowing costs emerged, particularly in the latter half of 2008. Two tranches of Canadian Oil Sands debt totaling approximately $500 million mature in 2009. As well, Canadian Oil Sands has reiterated its intention to increase net debt to $1.6 billion by the end of 2010 once credit market conditions improve. Canadian Oil Sands had $840 million of unused credit facilities as at December 31, 2008 available to refinance these maturities and appeared to have access to the debt markets. However, an inability to access the credit markets combined with a sustained downturn in crude oil prices may seriously impact the Trust's liquidity.

Credit Risk

Canadian Oil Sands is exposed to credit risk primarily through its trade accounts receivable balances with customers and with financial counterparties with whom the Trust has invested its cash and purchased term deposits from and with its insurance provider in the event of an outstanding claim. The recent economic downturn and credit market crisis have heightened Canadian Oil Sands' credit risk exposure with these counterparties.

Deteriorating conditions in the credit markets may adversely affect business

The ability to make scheduled payments on or to refinance debt obligations depends on the financial condition and operating performance of the Trust, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond its control. The credit markets have recently experienced, and continue to experience, adverse conditions. Continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the Trust's, or third parties that the Trust seeks to do business with, ability to access those markets. The Trust may be unable to maintain a level of cash from operating

activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness. In addition, there has been substantial volatility in the capital markets and access to financing is uncertain. These conditions could have an adverse effect on the industry in which the Trust operates and its business, including future operating results.

Canadian Oil Sands is subject to environmental legislation in all jurisdictions in which it operates and any changes in such legislation could negatively affect its results of operations

Each of the Syncrude Participants is liable for its share of ongoing environmental obligations and for the ultimate reclamation of the Syncrude Project site upon abandonment. While the Ownership and Management Agreement that created the Syncrude Joint Venture is very clear that all obligations are several and not joint, actual legislation may specifically impose joint and several liability on every owner, operator or lessee. Our share of ongoing environmental obligations have been, and are expected to continue to be, funded out of the revenues from our sales of SCO. As the Syncrude operations involve use of water and the emission of sulphur dioxide and greenhouse gases such as CO_2, legislation which significantly restricts or penalizes current production levels would have a material impact in our operations. While Syncrude is focused on reducing these emissions on a per barrel basis, no assurance can be given that existing or future environmental regulations (see pages 24 to 28 of this AIF) will not adversely impact the ability of the Syncrude Project to operate at present levels or increase production, or that such regulations will not result in higher unit costs of production.

SCL announced in 2003 that it intends to both design and install a sulphur dioxide scrubbing system, referred to as the SER, which is designed to reduce the amount of sulphur dioxide produced on both a per barrel and absolute basis. These reductions would be in addition to reductions in sulphur dioxide emissions from the sulphur scrubbing technology that is part of the Stage 3 facilities. At the present time, there is no requirement under the AEPEA or the terms of SCL's current environmental approvals to install any additional or replacement sulphur dioxide scrubbing. However, there can be no assurance that requirements for installation of a system different from the one currently planned by Syncrude will not come into existence in the future or that any system which may be selected in anticipation of, or in response to, any such requirements will effectively lower sulphur dioxide emissions to desired or required levels. Syncrude's current cost estimate for the SER is $1.6 billion. There can be no assurance that this cost estimate will not be exceeded.

There are various consultation processes underway by the Province of Alberta with regard to water usage in the oil and gas industry and the oil sands sector in particular. As no conclusions or recommendations have been issued by such regulatory review body, we cannot assess the impact of any such proposals on our operations. Syncrude has operated below the license limits with respect to its use of water from the Athabasca River. However, as the Syncrude operations involve use of water, any proposed legislation which significantly restricts or penalizes current production levels may have a material negative impact on our operations.

Syncrude produces a significant volume of fine tailings, which are presently held in settling basins. Syncrude's closure and reclamation plan and thus its AEUB approval depends on the use of consolidated tails ("CT") technology to manage tailings fluids and solids associated with bitumen production. As this is developmental technology, there is an inherent risk that the CT technologies used by Syncrude and most other oil sands producers may not be as effective as desired or perform as required in order to meet the approved closure and reclamation plan. Current initiatives undertaken by Syncrude include the development of the Base Mine Lake demonstration project, implementation of CT at Aurora North, implementation of mature five tailings centrifugation technology at Mildred Lake, and other sustaining projects such as in-pit containment construction and mine facilities relocations within the

mining/tailings footprints. The monitoring and reporting requirements under the ERCB's Directive 074 will also mean greater regulatory scrutiny over tailings management now and into the future. Directive 074 will allow the ERCB to take enforcement action against companies that fail to meet industry-wide tailings management criteria. Enforcement actions range from non-compliance fees to increased inspections and suspension or cancellation of approvals. It is noteworthy that Directive 074 is performance-based, and gives companies the flexibility to choose the technology they prefer to achieve the performance criteria. While Syncrude continues to develop CT technologies and investigate alternative tailings management technologies, there is a risk of increased costs to develop and implement various measures and the potential for tailings specific regulatory approval conditions to be attached to future regulatory applications and/or renewals.

Pipeline transportation and delivery infrastructure issues may cause an adverse impact on Canadian Oil Sands' results

All of our Syncrude production is transported through the Alberta Oil Sands Pipeline Limited ("AOSPL") system, which delivers to Edmonton, Alberta. Disruptions in service on this system could adversely affect our crude oil sales and cash from operating activities. The AOSPL system feeds into various other crude oil pipelines that are used to deliver our SCO product to refinery customers throughout Canada and the United States. Interruptions in the availability of these pipeline systems may limit the ability to deliver production volumes and could adversely impact sales volumes or the prices received for our product. These interruptions may be caused by the inability of the pipeline to operate, or they can be related to capacity constraints as the supply of feedstock into the system exceeds the infrastructure capacity. While we believe long term take-away capacity will exceed production growth, there can be no certainty that investments will be made to provide this capacity. There is also no certainty that short term operational constraints on the pipeline system, arising from pipeline interruption and/or increased supply of crude oil, will not occur as current capacity is believed to be tight. In addition, planned or unplanned shutdowns of our refinery customers may limit our ability to deliver our SCO with negative implications on sales and cash from operating activities.

We limit exposure to these risks by allocating deliveries to multiple customers via multiple pipelines. We also maintain knowledge of the infrastructure operational issues and influence expansion proposals through industry organizations in order to assess and respond to delivery risks. Despite these efforts, due to the completion of several synthetic crude oil projects in the Fort McMurray region in late 2008 and more expected in 2009, pipeline takeaway capacity, while expected to be adequate, is likely to be tight and may result in apportionment from time to time. Several pipeline capacity expansions are currently underway and are expected to alleviate the situation later this year. Further, the new Keystone pipeline is expected to be in service in 2010.

The benefits and expected results from the MSA may not materialize

The MSA may be cancelled by either SCL or Imperial Oil on 24 months notice. In addition, as with any service arrangement, especially one involving complex operations such as exists at Syncrude, the expected benefits and improvements in reliability, safety and energy efficiency may not be realized. This could have a negative impact not only on the operating costs as service fees continue to be payable but also on overall performance of the Syncrude operations and results.

Capital projects may experience cost overruns

Inherent in the mining of oil sands and production of synthetic crude oil is a need to make substantial capital expenditures. Inflationary pressures in the mining and oil and gas industry over the

last few years, and the Fort McMurray area specifically, are resulting in higher costs. This cost pressure impacts capital expenditures associated with expansion projects and sustaining capital expenditures. Further, there is a risk that maintenance at Syncrude will be required more often than currently planned or that significant capital projects could arise that were not previously anticipated.

There is a risk associated with providing cost estimates for major projects. Canadian Oil Sands often provides estimates for Syncrude's major projects, which encompass the conceptual stage through to final scope design, including detailed engineering cost estimates. However, these projects typically evolve over time and updates for significant timing and cost estimate changes are often required during project construction. At each stage of these major projects, cost estimates involve uncertainties. Accordingly, actual costs can vary from these estimates and these differences can be significant.

Canadian Oil Sands may not have sufficient capital to fund all required capital expenditures

Canadian Oil Sands and the other Syncrude Participants plan to continue to make substantial capital expenditures for the mining of oil sands and production of SCO. Canadian Oil Sands has credit facilities available to assist it in funding capital expenditures in excess of cash from operating activities. However, it is expected that access to public debt and equity markets may be required from time to time. As noted in "Liquidity Risk", there can be no assurance that such public debt and equity markets would be available to Canadian Oil Sands.

Canadian Oil Sands and Syncrude may face potential unknown liabilities

There may be unknown liabilities assumed by the Trust through its direct and indirect interests in Syncrude and its other subsidiaries (including Canadian Arctic), including those associated with prior drilling in Northern Canada as well as environmental issues or tax issues. The discovery of any material unknown liabilities could have an adverse affect on the financial condition and results of operations of Canadian Oil Sands and, as a result, the amount of cash available for distribution to Unitholders.

The results of the Trust's annual assessment of goodwill may result in a non-cash charge against the consolidated net income of the Trust

At least annually, Canadian Oil Sands assesses and evaluates the carrying value of its goodwill, to determine if, an impairment writedown to goodwill is required under Canadian GAAP to be reflected in the audited annual consolidated financial statements of the Trust. In general, Canadian GAAP requires that the Trust assess its goodwill balance at least annually for impairment and that any permanent impairment writedown be charged to net income. The calculation of any impairment is subject to management estimates and assumptions. Factors that may be considered in such a calculation include, but are not limited to, declines in Unit price and market capitalization, reduced future cash from operating activity, slower growth rates in the industry in which the Trust and its subsidiaries operate and general economic conditions. Any impairment would result in a writedown of the goodwill value and a non-cash charge against net income. If any impairment writedown to goodwill is required under Canadian GAAP, such writedown may be material.

Canadian Oil Sands may be impacted by risks inherent in the execution of and/or integration of a major project into existing operations

There are certain risks associated with the execution of Syncrude's major projects, including without limitation, SER, Stage 3 debottleneck and Stage 4. These risks include: our ability to obtain the necessary environmental and other regulatory approvals; risks relating to schedule, resources and costs,

including the availability and cost of materials, equipment and qualified personnel, especially skilled construction and engineering labour; the impact of general economic, business and market conditions; the impact of weather conditions; our ability to finance growth if commodity prices were to stay at low levels for an extended period; the impact of new entrants to the oil sands business which could take the form of competition for skilled people, increased demands on the Wood Buffalo Region, Alberta infrastructure (for example, housing, roads and schools) and price competition for products sold into the marketplace; and the effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment. The commissioning and integration of new facilities and the execution of major projects within an operating plant present issues that require risk management. There are also risks associated with project cost estimates and scheduling provided by us. Some cost estimates are provided at the conceptual stage of projects and prior to completion of the final design scope and detailed engineering is needed to reduce the margin of error. Accordingly, actual costs can vary from estimates and these differences can be material.

The petroleum industry and energy sector are highly competitive

The petroleum industry is highly competitive in all aspects, including the distribution and marketing of petroleum products. The Syncrude Project competes with other producers of crude oil, some of whom have considerably lower operating costs. Also, an increasing supply of synthetic crude oil came on stream in recent years and is expected to increase further in 2009 and beyond. There is no guarantee there will be sufficient demand to absorb the increased supply without eroding the selling price, which could result in a deterioration of the price differential that Canadian Oil Sands may realize compared to benchmark crude oils such as WTI. Also, prices may decline to such an extent that our share of Syncrude's production is no longer economically viable. In response to growing volumes of synthetic crude oil and Syncrude's own expanding volumes following the Stage 3 completion, we have had to expand our markets to achieve the premium price we expect for our quality product. With the increased supply of synthetic crude oil, we may obtain a lower net realized selling price and may need to sell our product to refineries further from the source of production. This will increase transportation costs of the product and accordingly, the net realized selling price for our product may be negatively impacted. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers.

In addition, the competition for skilled labour in the Wood Buffalo Region has put pressure on recruiting, training and retaining the necessary personnel to operate Syncrude's facilities effectively and efficiently. To help provide an adequate supply of trained labour in its operations in the future, SCL supports local Aboriginal communities, colleges, universities, trade schools and various levels of government to help people develop the skills and knowledge they need to enter the workforce. SCL is one of the largest employers of Aboriginal people in Canada. In addition, SCL recruits extensively across Canada and, to a lesser extent, around the world to bring new workers to the region. The execution by SCL of the MSA with Imperial Oil should also enable SCL to access people and expertise from Imperial Oil and its affiliates, including ExxonMobil. However, there is no assurance that the net impact of any of these actions will offset the potential loss of personnel due to an aging workforce population and the competition for skilled workers.

The increase in world mining and manufacturing activity has caused longer procurement lead times for many materials used in the Syncrude operation. This has required Syncrude to place even more emphasis on maintenance planning and scheduling activities, with special attention to ensure adequate spare parts inventories are on hand at all times. Still, certain suppliers have been challenged to keep ahead of the surge in demand for maintenance and operating materials. If Syncrude cannot obtain such materials for its operations, production will be impacted and correspondingly, the sales volumes and cash from operating activities for Canadian Oil Sands would be negatively impacted.

The impact of the recent economic downturn on these competitive conditions is not currently known. However, it is expected that the highly competitive environment in the Wood Buffalo Region may continue to be an ongoing issue in the years to come.

Marketing and transportation of synthetic crude oil

A significant volume of production from the Syncrude Project is sold to customers beyond Edmonton, Alberta in Eastern Canada and the U.S. As such, pipeline access and capacity, transportation tariffs and price differentials with competing products are all factors which can affect sales volumes for SCO as well as the realized selling price or netbacks received by Canadian Oil Sands for our share of production. As SCO is consumed at delivery points further from Edmonton, Alberta to accommodate the larger amount of synthetic and heavy crude oil being produced, the realized selling price net of transportation costs is typically negatively impacted. While Syncrude's move to a higher quality product should help offset this, there can be no assurance that this will be the case or that the selling price realized by Canadian Oil Sands will not be negatively impacted in a significant manner.

Despite the recent deferral or cancelation of several oil sands projects due the economic downturn, over the next five years, planned oil sands and heavy oil projects may still result in as much as 500,000 bbls/d of additional synthetic crude oil entering the market, some of which may be used for diluent. There can be no assurance that existing transportation systems will be sufficient to handle this additional production or that new transportation systems will be built in time or at all.

U.S. climate change legislation could negatively affect markets for crude and synthetic crude oil

Environmental legislation in importing jurisdictions in the United States regulating carbon fuel standards could result in increased costs and/or reduced revenue to the Trust. For example, California, the United States federal government and other U.S. states have passed legislation which, in some circumstances, considers the lifecycle greenhouse gas emissions of purchased fuel and which may negatively affect marketing of Syncrude products, or require the purchase of emissions credits in order to affect sales in such jurisdictions. President Obama also has indicated that climate efforts will be a priority for his new administration and in the past he has supported "cap-and-trade" policies that could also result in increased costs and/or reduced revenue to the Trust.

The implementation of federal climate change legislation could increase Syncrude's operating costs, capital costs and future development plans

The Kyoto Protocol came into effect on February 16, 2005, the federal Regulatory Framework for Air Emissions was proposed on April 27, 2007 and an enhanced version was released on March 10, 2008. The proposed Regulatory Framework provides details of proposed regulations which will require emissions intensity reductions, including an additional "clean fuel standard" emissions intensity requirement specific to upgraders and in situ oil sands operations commencing operation between 2004

and 2012. Also specific to upgraders and in situ oil sands operations commencing operations after 2012 is the requirement to meet a carbon capture and sequestration technology emissions intensity standard.

Numerous uncertainties regarding details of the implementation of both the Kyoto Protocol and the proposed federal Regulatory Framework remain. As well, harmonization with the Alberta Specified Gas Emitters Regulation makes it difficult to ascertain the cost estimate of climate change legislation compliance, including when third party costs factor their way into Syncrude's supply chain of goods and services. There is no assurance that the cost impact to Canadian Oil Sands of the Kyoto Protocol, subsequent legislation related to the Kyoto Protocol or the proposed Regulatory Framework will not be significant, which could result in a material adverse effect on our financial condition or our results of operations. Additionally, the United States and Canada have recently agreed to a preliminary clean energy strategy dialogue and staffed an associated working group. The results of these efforts, as well as the possibility of a new global accord to replace the Kyoto Protocol, could impose even stricter limitations on Syncrude's operations.

Canadian Oil Sands will not be economically viable if reserves from the Syncrude Project cannot be economically produced and marketed

Currently, our investment is our only producing asset. Market fluctuations of crude oil prices or cost increases may render uneconomic the mining, extraction and upgrading of oil sands reserves containing relatively lower grades of bitumen. Moreover, short term factors relating to the oil sands reserves, such as the need for orderly development of ore bodies or the processing of new or different grades of ore, may impair the profitability of a mine and upgrading facility in any particular accounting period.

Canadian Oil Sands will not be economically viable if reserves from the Syncrude Project cannot be economically produced and marketed.

Canadian Oil Sands could experience an inability to meet debt service amounts

The ability of Canadian Oil Sands to meet our debt service obligations will depend on the future operating performance and financial results of Syncrude, which will be primarily subject to factors beyond our control, including, among others, requirements to fund our pro rata share of operating costs and capital expenditures which may exceed revenue received from the sale of our pro rata share of SCO. If we are unable to obtain sufficient cash to service our debt, we may be required to refinance all or a portion of our debt, obtain additional financing or sell certain of our assets. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained on acceptable terms, nor can there be any assurance as to the timing of any such asset sales or the proceeds which could be realized therefrom.

An increase in natural gas prices or shortages in the supply of natural gas could have an adverse effect on Canadian Oil Sands

The financial condition, operating results and future growth of Canadian Oil Sands is substantially affected by the price and availability of natural gas. Natural gas is used in material quantities as a feed stock at the Syncrude Project primarily for the production of hydrogen and to a lesser extent as a fuel for the generation of heat, steam and power. The price of natural gas is subject to large variations based on supply and demand for natural gas in North America. SCL and Canadian Oil Sands have no control over such prices. A prolonged period of high natural gas prices or a material increase in natural gas prices could have an adverse effect on the profitability and cash from operating activities of

Canadian Oil Sands. Additionally, in Alberta, there could be a restriction on the amount of natural gas available in the future, which would impact production and the operating costs for Canadian Oil Sands.

Purchased natural gas is a significant component of the bitumen production and upgrading processes. Increases in natural gas prices therefore introduce the risk of significantly higher operating costs. Similar to crude oil prices, monthly average natural gas prices also have experienced significant movements over the last three years, from a high of approximately AECO $11.15 per GJ during July 2008 to a low of approximately AECO $2.69 per GJ during October 2006. To the extent crude oil prices and natural gas prices move together, the risk of natural gas price increases is mitigated as the Trust is significantly more levered to oil prices. The main risk involves a de-linking of crude oil and natural gas price movements, such that gas prices increase relative to crude oil prices. The Trust has previously used hedge positions to mitigate natural gas price risk and will continue to assess the strategy as a means to manage short term operating costs. No natural gas hedges were utilized in 2008, 2007 or 2006, and as at March 13, 2009, we have no natural gas hedges in place.

The Syncrude Project's operations are subject to extensive government regulation; the costs of compliance with additional government regulation and the cancellation of government licenses could have an adverse effect on Canadian Oil Sands

The Syncrude Project's mining, extraction, upgrading and utilities activities are subject to extensive Canadian federal, provincial and local laws and regulations governing exploration, development, transportation, production, exports, labour standards, occupational health, waste disposal, protection and redemption of the environment, safety, hazardous materials, toxic substances and other matters. We believe that SCL is in substantial compliance with all applicable laws and regulations. Amendments to current laws and regulations governing operations and activities of mining and refining companies and the more stringent implementation thereof are actively considered from time to time and the implementation thereof could have a material adverse impact on the Syncrude Project. There can be no assurance that the various government licenses granted to the Syncrude Project will not be cancelled or will be renewed upon expiry or that income tax laws and government incentive programs relating to the Syncrude Project, and the mining and oil and gas industries generally, will not be changed in a manner which may adversely affect Canadian Oil Sands. The Syncrude Project facility approval granted by the AEUB expires on December 31, 2035 unless extended.

Environmental legislation in importing jurisdictions in the United States regulating carbon fuel standards could result in increased costs and/or reduced revenue to the Trust. For example, California, the United States federal government and other U.S. states have passed legislation which, in some circumstances, considers the lifecycle greenhouse gas emissions of purchased fuel. This could negatively affect marketing of Syncrude products, or require the purchase of emissions credits in order to affect sales in such jurisdictions.

Certain aspects relating to oil reserves data and future net revenue estimates are uncertain

The reserves, contingent resources and prospective resources figures contained or incorporated by reference into this AIF are estimates and no assurance can be given that the indicated level of recovery of SCO will be realized. Reserves, contingent resources and prospective resources may require revision based on actual production experience, further core hole drilling and several other factors. Such figures have been determined based upon the term of the operating permit, plant processing capacity and estimates of yield and recovery factors as well as estimates of bitumen in place. All such estimates are to some degree uncertain, and classifications of reserves, contingent resources and prospective resources figures are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically

recoverable reserves or resources, prepared by different engineers or by the same engineers at different times, may vary. Canadian Oil Sands' actual production, revenues and development and operating expenditures with respect to its reserves, contingent resources and prospective resources figures may vary from such estimates. As well, the estimates of future net revenues are dependent on estimates of future oil prices, capital and operating costs. Variances to actual costs may be significant. As such, these estimates are subject to variations due to changes in the economic environment at the time and variances in future budgets and operating plans.

The estimates of reserves, contingent resources and prospective resources included in the reserves and resources data are calculated in accordance with Canadian practices and may not be directly comparable to practices in other jurisdictions. In addition, the procedures used to estimate reserves from the Syncrude Project are not directly comparable to the procedures used to estimate conventional reserves.

Certain decisions regarding the operation of the Syncrude Project require unanimous agreement among the other Syncrude Participants

The Syncrude Project is a joint venture currently owned by seven Syncrude Participants. Each Syncrude Participant's voting interest is equal to its pro rata interest in the Syncrude Project. Certain decisions regarding the operations of the Syncrude Project require majority agreement among the Syncrude Participants and some fundamental decisions require unanimity. Canadian Oil Sands, through the Corporation, has a representative who chairs Syncrude's Management Committee, which is a committee of the Syncrude Participants that determines the oversight of the Syncrude Joint Venture. Future plans of the Syncrude Project, including proceeding with Stage 3 debottlenecking and Stage 4, will depend on such agreement and may depend on the financial strength and views of the other Syncrude Participants at the time such decisions are made.

Risks Relating to the Trust Structure or Units

Distributions on the Units are variable

The actual cash from operating activities available for distribution to Unitholders is a function of numerous factors including the Trust's financial performance; debt covenants and obligations; working capital requirements; future sustaining capital expenditures and future expansion capital expenditure requirements for the purchase of property, plant and equipment; current and potential future environmental liabilities; tax obligations; the impact of interest rates and/or foreign exchange rates; the growth of the general economy; the price of crude oil and natural gas; and number of Units issued and outstanding. Cash distributions may be increased, reduced or suspended or eliminated entirely depending on Canadian Oil Sands' operations and the performance of its assets. The market value of Units may deteriorate if the Trust is unable to meet cash distribution expectations in the future and that deterioration may be material.

Canadian Oil Sands cannot provide unequivocal assurance that it is not a passive foreign investment corporation for U.S. tax purposes

While Canadian Oil Sands has obtained independent advice that the better view is that it is not a passive foreign investment corporation for U.S. tax purposes, we cannot provide unequivocal assurance that U.S. tax regulators will not take a different view. The Corporation, as the Trust's operating subsidiary, has employees that are actively engaged in managing the Trust's investment in Syncrude and also market Canadian Oil Sands' share of SCO production. However, if U.S. authorities view this activity as "passive", then Unitholders residing in the U.S. may be subject to additional taxes and filings as a result of such determination.

Risks associated with the taxation of the Trust and Canadian Oil Sands Limited could negatively affect the value of the Units

There can be no assurance that the Trust will not cease to qualify as a "mutual fund trust" under the *Tax Act* or that it will not become a SIFT Trust (as hereinafter defined) prior to January 1, 2011.

There can be no assurance that Canadian federal income tax laws and administrative policies respecting the treatment of "mutual fund trusts" will not be changed in a manner that adversely affects Unitholders. For example, if the Trust ceases to qualify as a "mutual fund trust" under the *Tax Act*, certain Canadian income tax considerations would be materially and adversely different in certain respects.

To qualify as a "mutual fund trust" for purposes of the *Tax Act* the Trust must continuously satisfy certain requirements as to the nature of its undertakings (primarily that it must restrict its activities to the investment of funds), its ability to distribute Units to the public, the dispersal of ownership of its Units and the requirement that, unless it meets certain exceptions, it must not be reasonable to consider that it was established or is maintained primarily for the benefit of Non-Canadian Holders (as defined herein).

As noted above, the *Tax Act* provides that a trust will not be considered to be a "mutual fund trust" for purposes of the *Tax Act* if it is established or is maintained primarily for the benefit of non-residents of Canada. However, this disqualification rule does not apply if all or substantially all of the trust's property is property other than "taxable Canadian property" as defined in the *Tax Act*. Although no assurances can be provided, all or substantially all of the assets of the Trust should be property other than "taxable Canadian property" as defined in the *Tax Act*.

Relevant specific proposals to amend the *Tax Act* that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof provide that the Trust will lose its status as a "mutual fund trust" if the aggregate fair market value of all Trust Units issued by the Trust and held by one or more non-residents of Canada or partnerships that are not "Canadian partnerships" (as defined in the *Tax Act*) is more than 50 percent of the aggregate fair market value of all of the Units issued by the Trust and if more than 10 percent (based on fair market value) of the Trust's property consists of certain types of "taxable Canadian property", "Canadian resource property" or "timber resource property", all as defined in the *Tax Act*. Since no more than 10 percent of the Trust's property should be "taxable Canadian property", "Canadian resource property" or "timber resource property" these Proposed Amendments should not adversely affect the Trust's status as a "mutual fund trust". However, no assurances can be provided that no more than 10 percent of the Trust's property will be "taxable Canadian property", "Canadian resource property" or "timber resource property" and, therefore, that, if enacted, these Proposed Amendments would not adversely affect the Trust's status as a "mutual fund trust" under the *Tax Act*.

Provided the Trust satisfies the foregoing requirements it should be a "mutual fund trust" for purposes of the *Tax Act*. If the Trust ceased to qualify as a "mutual fund trust" under the *Tax Act*, certain Canadian federal income tax considerations would be materially and adversely different in certain respects.

Moreover, if the Trust were to cease to qualify as a "mutual fund trust", Trust Units held by Unitholders who are not resident in Canada for the purposes of the *Tax Act* ("Non-Canadian Holders") would become "taxable Canadian property" under the *Tax Act*. These Non-Canadian Holders would be subject to Canadian income tax on any gains realized on a disposition of the Units held by them unless they were exempt under an income tax convention, and Non-Canadian Holders may be subject to certain notification and withholding requirements on a disposition of their Units. In addition, the Trust would be taxed on certain types of income distributed to Unitholders (apart from under the specified investment flow-through legislation discussed below). Payment of this tax may have adverse consequences for some

Unitholders, particularly Non-Canadian Holders and residents of Canada that are otherwise exempt from Canadian income tax.

SIFT rules apply to trusts that are resident in Canada for purposes of the *Tax Act*, that hold one or more "non-portfolio properties", and the trust units of which are listed on a stock exchange or other public market (a "SIFT Trust"). A SIFT Trust effectively is subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties paid, or made payable, to unitholders at a rate comparable to the combined federal and provincial corporate income tax rate.

In general terms, a trust that existed on October 31, 2006 and to which the SIFT rules otherwise would apply (i.e., the Trust), should not become a SIFT Trust until the earlier of January 1, 2011 or the first day after December 15, 2006 that the trust exceeds "normal growth" determined by reference to guidelines first issued on December 15, 2006 by the Minister of Finance (Canada) and amended on December 4, 2008 (the "Guidelines"). The Guidelines provide that a trust should not be considered to exceed "normal growth" if the trust does not issue new equity (including convertible debentures or other equity substitutes) that exceeds the greater of $50 million per year or certain specified "safe harbour" amounts based on the market capitalization of the trust on October 31, 2006.

Provided that the Trust does not issue new equity (including debt that is convertible into equity) in an amount greater than the "safe-harbour" determined by reference to the market capitalization of the Trust on October 31, 2006, the Trust should not be considered to exceed "normal growth" as set forth in the Guidelines.

As part of its ongoing strategic planning, the Trust will continue to examine and evaluate its various strategic alternatives, including its ability to reorganize its legal and tax structure to mitigate the expected impact of the SIFT rules. While no assurances can be provided regarding the strategic alternatives, if any, that may be available, the strategic alternatives considered will recognize that on December 20, 2007 the Minister of Finance announced that the federal government remains committed to ensuring that a SIFT Trust may convert to a taxable Canadian corporation without undue tax consequences, and Proposed Amendments were released on November 28, 2008 to specifically facilitate such a conversion.

A change in the structure of the Trust may have an adverse effect on Unitholders

As a result of the adoption of the SIFT rules, management of the Trust may, from time to time, evaluate the organizational and capital structure of the Trust and its subsidiaries to ensure that it remains appropriate and efficient for the business of the Trust and the benefit of Unitholders. Such evaluation and review may result in the recommendation that Unitholders approve a conversion of the Trust to a corporation.

In the event that such a recommendation were to be made, approved and implemented, the Trust's structure would be reorganized into a corporation and the Unitholders would become shareholders of that corporation. Such a reorganization would be subject to approval of the Unitholders and to such other approvals as may be required, including regulatory, stock exchange and court approvals.

In connection with any such reorganization, the current distribution policies of the Trust would be replaced by the dividend policy of the successor corporation which may result in a decrease in the cash amount distributed compared with the current distributions of the Trust. Furthermore, the reorganization would result in the conversion of the Trust into an entity that would be subject to additional Canadian federal and provincial income tax.

Any such reorganization may occur prior to January 1, 2011 and may have an adverse impact on the market price of the Units.

Units have certain risks

The Units should not be viewed as shares of a corporation. The Units represent a fractional interest in the Trust. Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

The Trust is not a legally recognized entity within the relevant definitions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies' Creditors Arrangement Act* (Canada) and, in some cases, the *Winding Up and Restructuring Act* (Canada). As a result, in the event a restructuring of the Trust were necessary, the Trust would not be able to access the remedies available thereunder. In the event of a restructuring, the position of Unitholders may be different than that of the shareholders of a corporation.

If the Trust does not constitute a "qualified foreign corporation" for United States federal income tax purposes, individual U.S. Holders (as defined below) may be taxed at a higher rate on distributions

Management expects that distributions it makes to non-corporate U.S. Holders (including individual U.S. Holders) that are treated as dividends for United States federal income tax purposes will be treated as qualified dividend income eligible for the reduced maximum rate to individuals of 15 percent (5 percent for individuals in lower tax brackets). However, if the Trust does not constitute a "qualified foreign corporation" for United States federal income tax purposes, and as a result such dividends to non-corporate U.S. Holders do not qualify for this reduced maximum rate, such holders will be subject to tax on such dividends at ordinary income rates (currently at a maximum rate of 35 percent). In addition, under current law, the preferential tax rate for qualified dividend income will not be available for taxable years beginning after December 31, 2010.

For the purposes of this AIF, the term "U.S. Holder" means a beneficial owner of Trust Units that for United States federal income tax purposes is:

(a) an individual citizen or resident of the United States;

(b) a corporation or other entity treated as a corporation for federal income tax purposes, created or organized in or under the laws of the United States or any State or the District of Columbia;

(c) an estate that is subject to United States federal income tax on its income regardless of is source; or

(d) a trust, the substantial decisions of which are controlled by one or more United States persons and which is subject to the primary supervision of a United States court, or a trust that validly has elected under applicable Treasury regulations to be treated as a United States person for United States federal income tax purposes.

The composition for Canadian federal income tax purposes of distributions on Trust Units may change over time, and such changes could negatively affect the return on the Trust Units

Unlike interest payments on an interest-bearing security, distributions by income trusts on trust units (including the Units) are, for Canadian federal income tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable "returns of capital"). The composition for Canadian federal income tax purposes of distributions may change over time, thus affecting the after-tax return to Unitholders who are resident in Canada for purposes of the *Tax Act* ("Canadian Holders"). Therefore, the rate of return for Canadian Holders over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a Canadian Holder may receive distributions that constitute a return of capital rather than a return on capital to some extent during the relevant period. Returns on capital are generally taxed as ordinary income, dividends or taxable capital gains in the hands of a holder of Units, while returns of capital are generally non-taxable to a Canadian Holder (but reduce the adjusted cost base in a Unit for Canadian federal income tax purposes).

If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for a variety of plans, which could have negative tax consequences

If the Trust ceases to qualify as a "mutual fund trust", the Units will cease to be qualified investments for trusts governed by "registered retirement savings plans", "registered retirement income funds", "deferred profit sharing plans", "registered education savings plans" and for trusts governed by "tax-free savings accounts", each as defined in the *Tax Act* (collectively, "Exempt Plans"). Where, at the end of any month, an Exempt Plan holds Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the *Tax Act* equal to 1 percent of the fair market value of the Units at the times such Units were acquired by the Exempt Plan. In addition, where a trust governed by a "registered retirement savings plan" or "registered retirement income fund" holds Trust Units that are not qualified investments, such trust will become taxable on its income attributable to the Trust Units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Units while they are not qualified investments. Where a trust governed by a "registered education savings plan" holds Units that are not qualified investments, the plan's registration may be revoked. Where a trust governed by a "tax-free savings account" holds Units that cease to be qualified investments, the holder of that "tax-free savings account" may be required to pay a tax under Part XI.01 of the *Tax Act* equal to 50 percent of the fair market value of such Trust Units at the time the Trust Units ceased to be a qualified investment.

If an investor acquires 10 percent or more of the Trust Units it may be subject to taxation under the CFC rules

Under certain circumstances, a United States person who directly or indirectly owns 10 percent or more of the voting power of a foreign corporation that is a controlled foreign corporation ("CFC") (generally, a foreign corporation in which 10 percent United States shareholders own more than 50 percent of the voting power of the foreign corporation) for an uninterrupted period of 30 days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation's tax year must include in gross income for United States federal income tax purposes its pro rata share of certain income of the CFC even if such share is not distributed to such person. The Trust is not presently a CFC, but this could change in the future.

The Trust's debt service obligations may limit the amount of cash available for distributions

The Trust and its affiliates may, from time to time, finance a significant portion of their growth (either from acquisitions or capital expenditure additions) and operations through debt. Amounts paid in respect of interest and principal on debt incurred by Canadian Oil Sands and its affiliates may impair Canadian Oil Sands' ability to satisfy its obligations under its debt instruments. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to service debt before payment of inter-entity debt. This may result in lower levels of cash available for distribution by the Trust. Ultimately, subordination agreements or other debt obligations, including the terms of the Credit Facilities could preclude distributions altogether.

The price of Units may experience volatility

The price of Units may be volatile. Some of the factors that could affect the price of the Units are quarterly increases or decreases in revenues or cash from operating activities, production levels, operating costs, changes in cash distributions made by the Trust, changes in revenues or other estimates by the investment community, the ability of the Trust to implement its strategy and speculation in the press or investment community about the Trust's financial condition or results of operations. General market conditions and Canadian, United States or international economic factors and political events unrelated to the performance of the Trust may also affect the price of Units. For these reasons, investors should not rely on past trends in the price of Units to predict the future price of Units or the Trust's financial results.

Canadian withholding tax may exceed allowable United States foreign tax credits and reduce effective yield to United States investors

Withholding of Canadian tax is imposed at a 25 percent rate (reduced to 15 percent for recipients that are residents of the United States eligible for benefits under the Canada-United States Tax Convention) both on cash and non-cash distributions by the Trust to persons that are not Canadian residents. However, as certain non-cash distributions by the Trust generally will not be included in income for United States federal income tax purposes, such Canadian withholding tax may exceed a U.S. Holder's allowable foreign tax credit for the taxable year of the distribution, potentially resulting in a reduced after-tax cash yield to United States investors for the year of such distribution.

Distributions ultimately made by Canadian Oil Sands to its Unitholders are expected to be adversely impacted by changes to the taxation of income trusts and changes to the accelerated capital cost allowance classes by the federal government

Tax changes will ultimately have a material adverse impact on the cash available for distributions to Unitholders after the transition period in 2011 (namely, distributions of non-portfolio earnings would not be a tax deduction to the Trust, thus reducing the distributions paid). Currently, almost all of Canadian Oil Sands' Unitholder distributions are comprised of non-portfolio earnings. Distributions of non-portfolio earnings would be considered dividends under the new rule and eligible for the dividend tax credit, similar to the tax treatment on corporate dividends. As such, the after-tax impact would be relatively neutral to Canadian investors who hold our Units in taxable accounts. Investors who hold our Units in tax deferred accounts and non-resident Unitholders would see their after-tax realizations decline significantly. The impact of the federal government's trust tax announcement resulted in a substantial decline in the market value of trust units generally. In response to these changes, and based on current expectations, Canadian Oil Sands will likely convert to a corporation. We will also consider other options that may emerge.

Unitholders may have liability beyond their investment in limited circumstances

Canadian Oil Sands' Amended and Restated Trust Indenture (the "Trust Indenture") provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs or for any act or omission of the Trustee, provided that in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Trust's assets. In addition, the Trust Indenture states that no Unitholder is liable to indemnify the Trustee or any other person for any liabilities incurred by the Trustee, including with respect to taxes payable by the Trust or the Trustee, and all such liabilities will be enforced only against, and will be satisfied only out of, the Trust's assets. The Trust Indenture also provides that all contracts entered into by or on behalf of the Trust should generally contain a provision or be subject to an acknowledgement to the effect that the obligations of the Trust thereunder will not be binding upon Unitholders personally and that such provisions and acknowledgement shall be held in trust and enforced by the Trustee for the benefit of the Unitholders.

Effective July 1, 2004, the Alberta government implemented section 2(1) of the *Income Trust Liability Act*, which specifically provides that beneficiaries, as beneficiaries, are not liable for any act, default, obligation or liability of the trustee of any Alberta income trust. The Trust is an Alberta income trust. However, a Unitholder who has been actively involved in the direction or management of the Trust beyond voting Units at Unitholder meetings may incur liability beyond their investment.

In conducting its affairs, Canadian Oil Sands has assumed certain existing contractual obligations and may have to do so in the future. Although we will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, we may not obtain such modification in all cases. To the extent that any claims under such contracts are not satisfied by Canadian Oil Sands, there is a risk that a Unitholder may be held personally liable for obligations of Canadian Oil Sands where the liability is not expressly disavowed, as described above.

RESERVES DATA AND OTHER INFORMATION

Reserves data and other information

In 2003, Canadian Securities Administrators implemented new standards of disclosure for reporting issuers engaged in upstream oil and gas activities. National Instrument 51-101 ("NI 51-101") establishes a regime of continuous disclosure for oil and gas companies and includes specific reporting requirements. NI 51-101 was further amended on December 31, 2007. Canadian Oil Sands applied for and received an order from the various securities commissions in Canada allowing Canadian Oil Sands to report, on a consolidated basis, the reserves of the Trust's subsidiaries with such reporting being made only at the Trust level and to footnote the percent of interest that the Corporation holds of such aggregate amount. The Trust's year-end reserves report summarized in this AIF is compliant with NI 51-101.

In conjunction with NI 51-101, the Standing Committee on Reserves Evaluation of the Calgary Chapter of the Society of Petroleum Evaluation Engineers and the Standing Committee on Reserves Definitions of the Canadian Institute of Mining, Metallurgy and Petroleum developed the Canadian Oil and Gas Evaluation Handbook ("COGEH") to serve as the guidelines for conducting reserves evaluations and reporting the results thereof. Canadian securities regulators require reporting issuers to comply with the COGEH, as amended from time to time.

To assist you in understanding the terminology required by NI 51-101, we are providing the following definitions:

> **Proved Reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. NI 51-101 further identifies the certainty level for proved reserves as "at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves".
>
> **Proved plus Probable Reserves** are those additional reserves that are less certain to be recovered than proved reserves. NI 51-101 defines the certainty level as "at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves." Therefore, under NI 51-101, the proved plus probable reserves represent a "best estimate" or "expected reserves".

Based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. ("GLJ") effective December 31, 2008 and prepared in accordance with NI 51-101, Canadian Oil Sands had proved plus probable reserves of 1.8 billion barrels. All reserve information in this section is based on Canadian Oil Sands' working interest of 36.74 percent in the Syncrude Joint Venture as at December 31, 2008. Proved developed producing reserves represent 55 percent of proved plus probable reserves. Proved non-producing reserves have not been assigned. Canadian Oil Sands currently produces only one product type, namely SCO.

Our crude oil reserves quantities and future net revenues were determined by GLJ utilizing GLJ's price forecast as of December 31, 2008. The reserves estimates were constrained to areas where Syncrude currently has approvals to mine. The future net revenues shown below are based on the current Alberta oil sands royalty regulations as modified by the agreement reached on November 18, 2008 between the Syncrude owners and the Alberta government (See "Royalties and Taxes" section of this AIF) and are prior to provision for currency hedging, interest, debt service charges, general and administrative costs, insurance and mine reclamation costs. It should not be assumed that the discounted future net revenues estimated represent the fair market value of the reserves. The effective date of the reserves estimate and revenue projection in this AIF is December 31, 2008.

Estimates of reserves and projections of production were generally prepared using data to February 6, 2009. The GLJ report is dated February 23, 2009. Canadian Oil Sands, on behalf of the Trust and its subsidiaries, provided GLJ with a representation letter confirming that complete and correct information has been provided to GLJ.

The reserves quantities and future net revenues set out in this AIF are dependent upon a number of assumptions and estimates. They are also subject to risks and uncertainties regarding crude oil prices, including the realized selling price that Canadian Oil Sands receives relative to Edmonton par and the value of bitumen deemed by the Alberta Bitumen Valuation Methodology, any impact of announced or potential environmental legislation or sanctions that may be imposed and various other factors outlined in this AIF as well as the impact that the timing and costs of developing Aurora South may have. We would refer you to the discussion under the heading "Risk Factors" for the full discussion of these risks and uncertainties. In addition, the evaluation does not consider the potential impact of Syncrude's research efforts and new technology developments.

Summary of Reserves as at December 31, 2008

Forecast Prices and Costs (1)(2)(3)

	Synthetic Crude Oil Reserves		Before Income Taxes Future Net Revenue Discounted ($ millions)[4]				
Reserves Category	Gross million bbls	Net million bbls	0%	5%	10%	15%	20%
Proved Developed Producing	976	849	50,063	26,990	16,921	11,815	8,890
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	976	849	50,063	26,990	16,921	11,815	8,890
Probable	811	708	52,237	14,170	4,445	1,544	567
Total Proved Plus Probable	1,787	1,556	102,300	41,160	21,366	13,359	9,457

	Synthetic Crude Oil Reserves		After Income Taxes Future Net Revenue Discounted ($ millions)				
Reserves Category	Gross million bbls	Net million bbls	0%	5%	10%	15%	20%
Proved Developed Producing	976	849	38,478	21,025	13,381	9,489	7,247
Proved Developed Nonproducing	-	-	-	-	-	-	-
Total Proved	976	849	38,478	21,025	13,381	9,489	7,247
Probable	811	707	39,193	10,420	3,103	946	242
Total Proved Plus Probable	1,787	1,556	77,671	31,445	16,484	10,435	7,489

Notes:

(1) Canadian Oil Sands Limited constitutes 100 percent of the net reserves shown.

(2) Figures may not add correctly due to rounding.

(3) Based on a light sweet crude oil price at Edmonton, Alberta (see Forecast Prices used in Estimates).

(4) The before income tax future net revenue discounted at 10 percent on a $/bbl (net) basis for each category is as follows:

	$/bbl
Proved developed producing	$19.94
Proved developed non producing	$ -
Total proved	$19.94
Probable	$ 6.28
Total proved plus probable	$13.73

Total Future Net Revenue (Undiscounted Forecast Prices and Costs)[(1)(2)]

($ Millions)

Reserves Category	Revenue	Royalties	Operating Costs	Capital Development Costs	Abandonment Costs	Future Net Revenues Before Income Taxes	Income Tax	Future Net Revenues After Income Taxes
Proved Developed Producing	108,993	14,864	33,944	10,122	-	50,063	11,585	38,478
Proved Developed Nonproducing	-	-	-	-	-	-	-	-
Total Proved	108,993	14,864	33,944	10,122	-	50,063	11,585	38,478
Total Probable	118,810	15,822	36,814	13,936	-	52,237	13,044	39,193
Total Proved Plus Probable	227,803	30,686	70,758	24,058	-	102,300	24,629	77,671

Notes:

(1) Figures may not add correctly due to rounding.

(2) Mining reclamation costs were not included in these calculations. Future mining reclamation costs for proved reserves are estimated at $774 million and for proved plus probable reserves at $1,034 million.

Forecast Prices Used in Estimates

The forecast reference prices as at December 31, 2008 used in preparing Canadian Oil Sands' reserves data are provided in the table below. The Syncrude plant gate price is expected to correspond to "Light Sweet Crude Oil at Edmonton" (e.g. $68.61 per barrel in 2009).

Year	Inflation (%)	Exchange Rate ($US/$Cdn)	WTI Crude Oil at Cushing Oklahoma ($US/bbl)	Light, Sweet Crude Oil at Edmonton (40 API, 0.3% S) ($Cdn/bbl)	AECO-C Spot Gas ($/MMBTU)
2009	2.0	0.825	57.50	68.61	7.58
2010	2.0	0.85	68.00	78.94	7.94
2011	2.0	0.875	74.00	83.54	8.34
2012	2.0	0.925	85.00	90.92	8.70
2013	2.0	0.95	92.01	95.91	8.95
2014	2.0	0.95	93.85	97.84	9.14
2015	2.0	0.95	95.73	99.82	9.34
2016	2.0	0.95	97.64	101.83	9.54
2017	2.0	0.95	99.59	103.89	9.75
2018	2.0	0.95	101.59	105.99	9.95
2019+	2.0	0.95	+2.0%/yr	+2.0%/yr	+2.0%/yr

The above price forecast is GLJ's, the independent evaluator's, price forecast as of December 31, 2008.

In 2008, Canadian Oil Sands received a weighted average price of $106.91 per barrel (after crude oil purchases and transportation expense) for its SCO.

Reconciliation of Reserves by Principal Product Type Based on Forecast Prices and Costs

The following table sets forth a reconciliation of the changes in our working interest reserve volumes before deducting Alberta Crown royalties as at December 31, 2008 against such reserves as at December 31, 2007 based on the forecast prices and costs assumptions:

	Synthetic Crude Oil		
	Proved (million bbl)	Probable (million bbl)	Proved Plus Probable (million bbl)
At December 31, 2007	986	812	1,798
Technical Revisions	28	(1)	27
Production	(38)	-	(38)
At December 31, 2008	976	811	1,787

The probable reserves primarily reflect development of Aurora South, as well as improvements to both extraction recovery and upgrading yield. It is assumed that Aurora South will be developed to replace depletion of the North Mine and resource the production growth under a Stage 3 debottlenecking program, which takes advantage of unused capacity in the new coker without any change in product quality.

Undeveloped Reserves by Principal Product Type Based on Forecast Prices and Costs

The following table sets forth a summary of our undeveloped working interest synthetic crude oil reserves that were first attributed in each of the most recent three financial years and, in the aggregate, before that time:

Undeveloped Synthetic Crude Oil Reserves
(Million Barrels)

	Proved		Probable	
	*First Attributed	Total at Year-end	First Attributed	Total at Year-end
Prior	-	-	654	654
2006	-	-	-	660
2007	-	-	23	678
2008	-	-	-	678

* "First Attributed" refers to reserves first attributed at year-end of the corresponding fiscal year.

The probable undeveloped reserves relate solely to the Aurora South mine. The mine has all major regulatory approvals in place and a relatively high drill density. The timing of development will be driven by upgrader demand and the productive capacity associated with currently developed mine areas. The Aurora South mine is classified as probable rather than proved in view of the significance of the associated development capital and the uncertainty that major capital spending will commence within the next three years.

Future Development Costs

The following table sets forth the future development costs associated with the development of our reserves as set forth in the GLJ report. Development costs are expected to be funded from cash from operating activities, thus the cost of funding is not expected to affect the reserve balances or estimated future net revenues.

	Total Proved Estimated Using Forecast Prices and Costs ($ millions)	Total Proved Plus Probable Estimated Using Forecast Prices and Costs ($ millions)
2009	536	577
2010	631	686
2011	595	694
2012	756	948
2013	578	1,010
Remainder	7,026	20,143
Total for all years undiscounted	$ 10,122	$ 24,058
Total for all years discounted at 10%/year	$ 4,299	$ 7,900

Other Oil and Gas Information

Costs Incurred

The following table sets forth costs incurred by Canadian Oil Sands for the year ended December 31, 2008:

Property Acquisition Costs ($millions)		Exploration Costs ($ millions)	Development Costs ($ millions)
Proved Properties	Unproved Properties		
Nil	Nil	Nil	**$281**

Abandonment and Reclamation Costs

Canadian Oil Sands has abandonment and reclamation obligations relating to the mines, upgrader and related facilities. Canadian Oil Sands estimates the abandonment liability, net of salvage, for the mines with consideration given to the expected costs to abandon and reclaim the lands and extraction facilities on an undiscounted current cost basis to amount to $774 million ($146 million at a 10 percent discount rate) for proved reserves and $1,034 million ($173 million at a 10 percent discount rate) for proved plus probable reserves. These estimates are based on prevailing industry conditions, regulatory requirements and past experience.

Our share of the present value of abandonment and reclamation costs that require recognition in our financial statements at December 31, 2008 was approximately $235 million. We estimate our share of these costs over the next three years to be approximately $37 million. These liabilities relate to our 36.74 percent working interest at December 31, 2008 in the Syncrude future dismantlement and site

restoration costs for the Base, North and Aurora North mines, but exclude Aurora South as no disturbance has yet occurred on that lease. Syncrude's Upgrader and related facilities have indeterminate useful lives. Therefore, the fair values of the related asset retirement obligation cannot be reasonably determined. Also, the timing and amount of the reclamation expenditures, if any, related to Syncrude's sulphur blocks are not determinable at the present time. The asset retirement obligations pertaining to the Upgrader and the sulphur blocks will be recognized in the year in which the settlement amounts and dates can be reasonably estimated. In estimating the future net revenue, GLJ has not included any abandonment and reclamation costs in the GLJ reserve report.

Tax Horizon

During 2007, Bill C-52 (Canada) was enacted which introduces an income tax on trust distributions for certain Canadian public income and royalty trusts starting in 2011. The future net revenue calculations include a provision for income taxes anticipated to be incurred post 2010.

The 36.74 percent working interest in the Syncrude leases is held by the Corporation. Historically, taxable income in the Corporation has been sheltered by a trust royalty payable to the Trust. Therefore, prior to 2011, both the Trust and the Corporation are assumed to be non-taxable as the royalty trust structure effectively transfers the income tax obligation to individual trust Unitholders.

For purposes of the future net revenue calculations, this royalty trust structure is assumed to be discontinued effective January 1, 2011. Therefore the future net revenue calculations assume that the Corporation will be taxable at Alberta Corporate Tax rates and will have approximately $2 billion of tax pools as of January 1, 2011.

Crown Royalty Changes

The "Royalties and Taxes" section of this AIF discusses three developments occurring during 2007 and 2008 with respect to the Syncrude Project's Alberta Crown Royalty terms:

1. The details of the new oil sands industry crown royalty terms introduced in 2007 and effective on January 1, 2009.
2. The exercise during 2008 by Syncrude of its Bitumen Royalty Option effective January 1, 2009 and the terms under which Syncrude will transition to a bitumen based royalty, including the Bitumen Valuation Methodology ("BVM").
3. The agreement reached on November 18, 2008 between the Syncrude Joint Venture owners and the Alberta government regarding the terms under which Syncrude's Alberta Crown Agreement will transition to the generic royalty regime by January 1, 2016.

Please refer to the "Royalties and Taxes" section of this AIF for a detailed discussion of these three developments.

Net proved and probable reserves, before and after tax future net revenues and resources information presented in this AIF incorporate these new royalty terms in the estimates. The reserves assume a bitumen valuation equal to approximately 57 percent of the reserve evaluators forecast of light sweet crude oil prices at Edmonton. Syncrude's Alberta Crown Royalties are highly sensitive to the deemed price of bitumen. Over the past 4 years, estimated average yearly prices for Syncrude bitumen using adjustments for quality, location and diluent consistent with the BVM have ranged from 36 percent to 65 percent of light sweet crude oil prices at Edmonton.

Production Estimates

A forecast of Canadian Oil Sands' production from the Syncrude Joint Venture for 2009 based on the guidance and information known at February 6, 2009 using forecast prices is presented below:

	Synthetic Crude Oil (million barrels)	
Reserves Category	Gross	Net After Royalty
Proved developed producing	42.3	40.2
Total proved	42.3	40.2
Total proved plus probable	44.1	42

Production History

The following table sets forth certain information in respect of production, product prices received, royalties and netbacks received by the Corporation for each quarter of its most recently completed financial year.

	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Year
Average Daily Sales of SCO (bbls/d)(1)	99.181	97.744	116.656	110,197	105,986
Net Realized Selling Price(2)	100.31	131.22	127.46	69.31	106.81
Operating Expenses	(35.93)	(41.92)	(32.15)	(32.10)	(35.26)
Royalties	(14.57)	(19.94)	(21.50)	(5.84)	(15.44)
Netback	49.81	69.36	73.81	31.37	56.11

Notes:

(1) The average daily volumes reported for 2008 represent Canadian Oil Sands' average daily sales, which differ from its average daily production volumes primarily due to changes is in-transit pipeline volumes.

(2) Net realized SCO sales price.

Reserve Life Index

Canadian Oil Sands' estimated reserve life index using reserves prepared by GLJ based on Canadian Oil Sands' January 28, 2009 guidance of approximately 115 million barrels per year of Syncrude production is as follows:

	Reserves (Millions of barrels)	Reserve Life Index (Years)
Total Proved Reserves	976	23
Proved plus Probable Reserves	1,787	42

Resources

In addition to the reserve definitions provided on page 48 of this AIF, we are providing the following definitions to assist you in understanding the terminology used in the following discussion of "Resources":

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

Best Estimate is a term used to describe an uncertainty category for resources estimates referring to the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the "best estimate". The best estimate of Contingent and Prospective Resources is prepared independent of the risks associated with achieving commercial production.

See page 13 of this AIF for an outline of the leases held by the Syncrude Joint Venture, which total about 252,000 acres. Based upon independent evaluations conducted by GLJ effective December 31, 2008, the proved plus probable reserves and best estimates of other resource classes are as follows:

(billions of barrels of SCO)	**Syncrude Project**	**COS**[(1)]
Proved plus probable reserves	4.9	1.8
Contingent resources – best estimate	5.4	2.0
Prospective resources – best estimate	2.2	0.8

Note:

(1) Based on the Corporation's 36.74 percent working interest in the leases.

The contingent resources are primarily associated with separate pits not currently planned to be developed in a timeframe that enable them to be classified as reserves, and for which an application for regulatory approval has not yet been prepared. A component of the contingent resources is associated with expansion (pushback) opportunities in Aurora South that have not yet been incorporated into Syncrude's mine plans as of the effective date of the evaluation, and for which owner commitment is currently considered insufficient to enable all of the expansion to be recognized as reserves. The pit design assumptions utilized in preparing the estimates are within the ranges currently being considered by industry in applications for regulatory approval of commercial surface mining developments. To the extent the Syncrude Joint Venture owners have not committed to mine any of the contingent resources, any decision to mine may reflect a different planning basis than utilized in preparing the estimates. While we consider the contingent resources to be potentially recoverable under reasonable economic and operating conditions, there is no certainty that it will be commercially viable.

Prospective resources have significant additional risks relative to contingent resources. They are associated with specific areas within the Syncrude leases where existing well control is not sufficient, and it is believed that additional drilling could either result in the movement of these areas to contingent resources or their elimination from the assumed planning basis. Drilling within the areas of this continuous-type deposit that have been classified by GLJ as prospective is relatively exploratory at this point in time. GLJ's best estimate of prospective resources corresponds to 50 percent of their high estimate and hence makes some adjustment for risk. Nevertheless, there is no certainty that any portion of the prospective resources will be discovered. Furthermore, if discovered, there is no certainty that it will be commercially viable to produce any portion of the prospective resources.

DISTRIBUTABLE INCOME

A full copy of the current Trust Indenture can be found at www.cos-trust.com under corporate, or at www.sedar.com.

Pursuant to Section 5.1 of the Trust Indenture, the Trust is required to distribute all the income received or receivable by the Trust in a quarter less expenses and any other amounts required by law or the Trust Indenture itself. The Trust primarily receives income by way of a royalty and interest on intercompany loans from the Corporation (its principal operating subsidiary). The royalty is designed to capture the cash generated by the Corporation, after the deduction of all costs and expenses, including: operating and administrative costs, income taxes, capital expenditures, debt interest and principal repayments, working capital, and reserves for future obligations deemed appropriate. The amount of royalty income that the Trust receives in any period has a considerable amount of flexibility through the use of discretionary reserves and debt borrowings or repayments (either intercompany or third party). Quarterly distributions are determined by the Board of Directors of the Corporation after considering current and expected economic and operating conditions, ensuring financing capacity of Syncrude's expansion projects and/or Canadian Oil Sands acquisitions, and with the objective of maintaining an investment grade credit rating.

In 2008, Unitholder distributions were comprised of the trust royalty payments and income received by the Trust less the direct expenses of the Trust. Cash distributions paid to Unitholders are determined by the Corporation's Board of Directors, in their sole discretion, and will only be declared and paid if deemed prudent to do so. See the discussion regarding the volatility and lack of certainty on distributions under "Risk Factors".

At the discretion of the Corporation's Board of Directors, the Trust may also make cash distributions of the Trust's capital provided that such distributions are made out of funds that are in excess of amounts reasonably required to satisfy obligations of Canadian Oil Sands.

During normal operations when no major turnarounds are occurring, the production of SCO is generally consistent from month to month, but capital and other expenditures will generally occur in a less consistent manner. As a result, the Corporation has the right to hold back certain funds in the calculation of the trust royalty to allow it to meet cash requirements attributable to the Syncrude working interest and to meet its ongoing obligations as a Participant.

The actual amount of the trust royalty received by the Trust from the Corporation depends on the quantity of oil sold, prices received, hedging contract receipts and payments, capital, operating and administrative expenses, Crown royalties, debt service charges and financing, all as determined to be prudent by the Corporation. Further information is contained in our 2008 MD&A under the headings

"Liquidity and Capital Resources" and under "Unitholder Distributions", which sections are incorporated herein by reference and is available on SEDAR at www.sedar.com.

Distribution History

Payment Date	Amount per Unit
February 27, 2009	$0.15
November 28, 2008	$0.75
August 29, 2008	$1.25
May 30, 2008	$1.00
February 29, 2008	$0.75
November 30, 2007	$0.55
August 31, 2007	$0.40
May 31, 2007	$0.40
February 28, 2007	$0.30
November 30, 2006	$0.30
August 31, 2006	$0.30
May 31, 2006	$0.30
February 28, 2006	$0.20(1)

Note:

(1) Amount adjusted to reflect the 5:1 Unit split that occurred on May 3, 2006.

DESCRIPTION OF CAPITAL STRUCTURE

General Description

The Trust is authorized to issue an unlimited number of ordinary trust units ("Units"). Each Unit represents a beneficial interest in the Trust and entitles the holder to one vote per Unit and participation in any distributions made by or liquidation of the Trust. At the annual general and special meeting of Unitholders held in April 2003, Unitholders approved the issuance by the Trust of convertible securities. As of March 13, 2009, there were no securities of the Trust created and issued other than Units. All Unitholders share equally in all distributions of the Trust. No conversion, retraction or pre-emptive rights are attached to the Units. Units are redeemable at the option of the Unitholder at a price that is the lesser of 90 percent of the average closing price of the Units on the principal trading market for the previous 10 days and the closing market price on the date of tender for redemption. There is a limit of $250,000 per quarter for such redemptions. At the annual meeting of Unitholders held in April 2006, Unitholders approved a 5:1 split in the number of Units outstanding and also increased the authorized number of Units from 500,000,000 to an unlimited number of Units. As at December 31, 2008, an aggregate of 481,540,387 Units were issued and outstanding.

Foreign Ownership

The Trust Indenture, under which the Trust was created, provides that no more than 49 percent of the Units of the Trust can be held by non-Canadian residents. Depending upon the nature of the Trust's operations at the time, the potential impact of exceeding this threshold may be the loss of "mutual fund trust" status to the Trust, which may significantly adversely impact the valuation of the Units. As such, the Trust continues to monitor, to the extent possible given the practical limitations regarding beneficial ownership information, the level of non-Canadian resident Unitholders. To the best of our knowledge, the Trust has always had less than 50 percent non-Canadian resident Unitholders.

The Trust uses declarations from Unitholders and, occasionally, geographical searches to estimate the level of Canadian and non-Canadian resident Unitholders of the Trust at certain periods throughout the year. While the Trust believes that these results are reasonable estimations at the time that they are provided, the inability of all public issuers to obtain the residency information of its beneficial holders means that issuers are reliant upon the information provided to the transfer agent. As a result, the residency information is subject to the accuracy provided by third party data and by information system limitations. Accordingly, the reported level of Canadian ownership is subject to these limitations and the level of Canadian ownership may change at any time without notice and without our knowledge.

Based on account data at February 9, 2008, Canadian Oil Sands estimates that approximately 30 percent of our Units are held by non-Canadian residents with the remaining 70 percent being held by Canadian residents. We will continue to monitor the non-resident ownership levels.

If, based on the declarations or on the geographical list, the level of Units held by non-Canadian residents is 46 percent or more, then Canadian Oil Sands plans to issue a press release advising of the increased level and stating that it is anticipated that the Trust may reach 49 percent or more non-Canadian resident Unitholders and that, in such case, each person purchasing the Units, whether through a broker or directly in registered form, will need to complete a declaration as to their residency.

If the level of non-Canadian resident ownership appears to be approximately 49 percent or more, Canadian Oil Sands will make a public announcement that no further sales to non-Canadian residents will be allowed. No transfers will be allowed without the completion of a declaration indicating their status as a Canadian or non-Canadian resident. As part of such announcement, the Trustee shall state that it shall not accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a non-Canadian resident. In addition, if non-Canadian ownership is greater than 50 percent, then the Trustee will send a notice to non-resident holders of Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Units or a specified portion thereof within the specified period of not less than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustee with satisfactory evidence that they are not non-Canadian residents within such period, the Trustee may, on behalf of such Unitholders sell such Units and, in the interim, shall suspend the voting and distribution rights attached to such Units. Any sale shall be made on the Toronto Stock Exchange ("TSX") and, upon such sale, the affected holders shall cease to be holders of Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing the Units.

The Board of Directors may consider these restrictions regarding non-Canadian resident ownership in light of the income trust taxation changes that take effect in 2011 if and when the Board faces a situation where it may need to implement these restrictions. Accordingly, further clarity on this

issue is required from the federal government before Canadian Oil Sands can determine the best course of action for its Unitholders should this ownership limitation arise prior to trust taxation taking effect.

Rights Plan

A Unitholders rights plan for the Trust was approved by Unitholders in 2001 and Unitholders further approved an amended and restated plan in 2004. On April 25, 2007, at the annual meeting of Unitholders, Unitholders also approved and reconfirmed an amended and restated rights plan together with minor amendments (the "Rights Plan").

The primary objective of the Rights Plan is to provide the Board with sufficient time to explore and develop alternatives for maximizing Unitholder value if a takeover bid is made for Units and to provide every Unitholder with an equal opportunity to participate in such a bid. The Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Rights Plan), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board. Unitholders are advised that the Rights Plan may preclude their consideration or acceptance of offers which do not meet the requirements of a Permitted Bid.

The effective date of the Rights Plan is April 26, 2004 and such Rights Plan has a 10 year term. On May 11, 2001, one right (a "Right") was issued and attached to each Unit then outstanding and will continue to attach to each Unit subsequently issued.

The Rights will separate from the Units and will be exercisable eight trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20 percent or more of the Units, other than by an acquisition pursuant to a takeover bid permitted by the Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20 percent or more of the Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of the Flip-in Event, each Right, (other than those held by the Acquiring Person), will permit the purchase of Units at a 50 percent discount to their market price. The issue of the Rights is not initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Units, reported earnings per Unit on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

A bidder may enter into lock-up agreements with Unitholders whereby such Unitholders agree to tender their Units to the takeover bid (the "Subject Bid") without a Flip-in Event (as referred to above) occurring. Any such agreement must permit the Unitholder to withdraw the Units to tender to another takeover bid or to support another transaction that exceeds the value of the Subject Bid by as much or more than a specified amount, which specified amount may not be greater than seven percent.

Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Units issued from and after the effective date of the Rights Plan and are not to be transferable separately from the Units. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Units.

The requirements for a Permitted Bid include the following:

(a) the takeover bid must be made by way of a takeover bid circular;

(b) the takeover bid must be made to all Unitholders;

(c) the takeover bid must be outstanding for a minimum period of 60 days and Units tendered pursuant to the takeover bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50 percent of the Units held by Unitholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (the "Independent Unitholders"), have been tendered to the takeover bid and not withdrawn; and

(d) if more than 50 percent of the Units held by Independent Unitholders are tendered to the takeover bid within the 60-day period, the bidder must make a public announcement of that fact and the takeover bid must remain open for deposits of Units for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event (an "Exempt Acquisition") where the takeover bid is made by a takeover bid circular to all holders of Units. Where the Board exercises the waiver power for one takeover bid, the waiver will also apply to any other takeover bid for the Trust made by a takeover bid circular to all holders of Units prior to the expiry of any other bid for which the Rights Plan has been waived.

The Board, with the prior approval of a majority vote of the votes cast by Unitholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the Rights at $0.001 per Unit. Rights may also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

The Board may amend the Rights Plan with the approval of a majority vote of the votes cast by Unitholders (or the holders of Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose. The Board of Directors without such approval may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the Unitholders (or holders of Rights, as the case may be), may make amendments to the Rights Plan to maintain its validity due to changes in applicable legislation.

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Trust. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to Unitholders as are considered appropriate.

Investment advisors, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Units are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a takeover bid.

Ratings

As at March 10, 2009, the Units of the Trust have a stability rating of SR-4 issued by Standard & Poor's ("S&P"). The debt securities of the Corporation, the main operating subsidiary of the Trust, were rated BBB with a stable outlook by S&P and Baa2 with a stable outlook by Moody's Investor Service ("Moody's").

A S&P Canadian Income Fund Stability Rating is an opinion of a fund's overall sustainability and variability of cash flow, and a measurement of relative risk of cash-flow generation across all income fund sectors. Ratings range from "SR-1" for the highest level of distributable cash stability, to "SR-7" for the lowest with "SR-4" having a moderate level of distributable cash flow generation relative to other income funds in the Canadian marketplace.

Moody's credit ratings are on a long term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates mid-range ranking and the modifier 3 indicates a ranking in the lower end of its generic rating category.

S&P's credit ratings are on a long term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The credit ratings mentioned herein are not a recommendation to purchase, hold or sell the Units and do not comment as to market price or suitability for a particular investor. Neither the Corporation nor the Trust can assure investors that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, neither the Corporation nor the Trust is under any obligation to update this AIF.

MARKET FOR SECURITIES

Price Range and Trading Volumes of Trust Units

The Units are listed for trading on the TSX and trade under the symbol "COS.UN". The table below sets out the closing price ranges and volumes traded on the TSX during 2008.

Month	High ($/Unit)	Low ($/Unit)	Close ($/Unit)	Volume Traded (millions)
January	39.65	32.45	38.00	32.41
February	43.00	36.05	41.70	30.11
March	45.48	38.66	41.50	35.05
April	48.30	41.27	45.23	25.47
May	53.50	43.80	50.04	33.85
June	55.00	49.02	55.00	28.67
July	54.70	46.40	51.44	31.74
August	52.30	47.01	51.46	26.08
September	48.01	38.25	38.76	51.01
October	37.40	22.19	32.34	74.55
November	33.80	19.25	25.75	46.02
December	22.46	18.15	21.10	48.68

Note 14 *Unitholders' Equity* of the audited annual financial statements of the Trust is incorporated herein by reference.

DIRECTORS AND OFFICERS

The Trust has no directors, officers or employees. The following information pertains to the board of directors and officers of the Corporation as at March 13, 2009.

Directors

As at December 31, 2008, the directors of the Corporation were as set forth below. The Corporation's articles provide that the Corporation must have a minimum of five and a maximum of ten directors. The Corporation's directors are elected annually by the Trust's Unitholders directing the Trustee to appoint the approved directors. In addition, in between meetings of Unitholders, the Trustee may appoint one additional director to the Board.

The following are the names, the province and country of residence of each director of the Corporation, their positions with the Corporation and principal occupations within the past five years and the year in which each first became a director of the Corporation.

Name and Province and Country of Residence	Position Held and Principal Occupation	Year First Became a Director[4]
Ian A. Bourne[1][2] Alberta, Canada	Corporate Director; Chairman, Ballard Power Systems Inc.	2007
Marcel R. Coutu Alberta, Canada	President and Chief Executive Officer, Canadian Oil Sands Limited	2001
Donald J. Lowry[1][2] Alberta, Canada	Corporate Director; President and Chief Executive Officer, EPCOR Inc.	2007
The Right Honourable Donald F. Mazankowski[2] Alberta, Canada	Corporate Director and Business Consultant	2002
Wayne M. Newhouse[1][3] Alberta, Canada	Corporate Director	1996
Brant G. Sangster[2][3] Alberta, Canada	Corporate Director	2006
C.E. (Chuck) Shultz[1][3] Alberta, Canada	Chairman, Canadian Oil Sands Limited; Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	1996
Wesley R. Twiss[1][3] Alberta, Canada	Corporate Director	2001
John B. Zaozirny, Q.C.[2][3] Alberta, Canada	Corporate Director; Vice Chair, Canaccord Capital (investment firm); prior to January 1, 2008, Counsel McCarthy Tétrault LLP (law firm)	1996

Notes:

(1) Member of the Audit Committee.

(2) Member of the Corporate Governance and Compensation Committee.

(3) Member of the Reserves, Marketing Operations and Environmental, Health & Safety Committee.

(4) All of the directors of the Corporation have been appointed to hold office until the next annual meeting of Unitholders or until their successors are duly elected or appointed, unless their office was earlier vacated.

Each of the directors listed above has been engaged in the occupation set forth in the above table or similar occupations with the same employer for the last five years except: Mr. Bourne (who was the Executive Vice President and Chief Financial Officer from January 1998 to December 2005 and President of TransAlta Power LP from March 1998 to December 2006); and Mr. Newhouse (who was President of Morgas Ltd. from 2001 to 2005).

The term of office of all directors will expire on the date of the next annual meeting of Unitholders.

Computershare Trust Company of Canada is the Trustee of the Trust. The Corporation does not have an executive committee. The Corporate Governance and Compensation Committee was formed in early 2002. Effective January 1, 2007, the Board created a Reserves, Marketing Operations and Environmental, Health & Safety Committee to deal with reserves matters, marketing matters and environmental, health and safety issues, taking over responsibility for reserves from the Audit Committee.

Audit Committee

The Audit Committee is comprised of the members listed below. The Board has determined that each member of the Audit Committee is an "independent" director and is "financially literate" under applicable securities policies. In considering criteria for the determination of financial literacy, the Board of Directors considered the member's ability to read and understand a balance sheet, an income statement and a cash flow statement of a public company as well as the member's past experience in reviewing or overseeing the preparation of financial statements. Beside each member's name is such person's education and experience relevant to such member's performance as an audit committee member.

Name	Relevant Education and Experience
Wesley R. Twiss (Chair)	Mr. Twiss has over 40 years experience in the oil and gas industry, including more than 10 years as chief financial officer of large public oil and gas companies which held or managed an interest in the Syncrude Joint Venture. Mr. Twiss chairs the Audit Committee of three other public issuers, including Addax Petroleum Corporation, EPCOR Utilities Inc. and Keyera Facilities in accounting and internal controls, corporate finance and capital markets, corporate governance and income trust issues. Mr. Twiss has a B.A.Sc (Chemical Engineering) from the University of Toronto, an MBA from the University of Western Ontario and is a member of the Institute of Corporate Directors ("ICD"). He has completed the ICD Corporate Governance College Director Education Program and has received the ICD.D. designation.
C.E. (Chuck) Shultz	Mr. Shultz has acted on the boards and audit committees of several public and private entities including Newfield Exploration Company and Enbridge Inc. He was the former Vice Chairman of the University of Calgary and Chair of the Audit Committee of the University of Calgary. Mr. Shultz was the former Chief Executive Officer of Gulf Canada Resources Limited. He has over 30 years of experience in the oil and gas sector and has completed the Advanced Management Program at Harvard Business School and has completed the ICD Corporate Governance College Director Education Program and has received the ICD.D. designation.

Name	Relevant Education and Experience
Wayne M. Newhouse	Mr. Newhouse has acted in various director and executive capacities for a number of private and public entities, primarily in the oil and gas sector. He is currently the Chair of the Audit Committee of ET Energy Ltd., a private company. In particular, he was the former Chair of the Audit Committee of Progas Ltd. and former director and Chair of the Reserves Audit Committee of Petrofund Energy Trust. Mr. Newhouse has also completed an Alexander Hamilton Institute two year business program and Investment Dealer Association courses as well as the Financial Literacy for Directors course.
Donald J. Lowry	Mr. Lowry has over 25 years of industry experience in the utilities and communications sectors. He has acted in various director capacities. Currently, he is the Chairman for EPCOR Power L.P. and of the Canadian Electrical Association and a director of the Alberta Climate Change Central, Alberta Economic Development Authority and the Banff Centre. Mr. Lowry is currently the Chief Executive Officer of EPCOR Inc. Mr. Lowry holds an MBA and has completed the Advanced Management Program at Harvard Business School and also completed the ICD Corporate Governance College Director Education Program and has received the ICD.D. designation.
Ian A. Bourne	Mr. Bourne has acted in various director capacities for a number of public entities. He is currently the Chair of Ballard Power Systems Inc., a board member of the Canada Pension Plan Investment Board and a director of WAJAX Income Fund and WAJAX Limited. Mr. Bourne has over 30 years experience including eight years as the Executive Vice President and Chief Financial Officer of TransAlta Corporation, President of TransAlta Power L.P. as well as serving as the Chief Financial Officer of Canada Post and GE Canada. He has completed the ICD Corporate Governance College Director Education Program and has received the ICD.D. designation.

The terms of reference for the Audit Committee are available on the Trust's website at www.cos-trust.com under corporate information and are attached hereto as Schedule "A". As part of such terms of reference, the Audit Committee has adopted procedures relating to the engagement of non-audit services.

The Audit Committee has restricted the auditors from providing any services that could reasonably be seen as functioning in the role of management, auditing their own work or acting in an advocate role for Canadian Oil Sands. In particular, the external auditor is not to provide bookkeeping functions, actuarial or appraisal services (other than related to tax services), internal audit, human resources, or legal services (other than for French translation services). The Audit Committee has defined what constitutes audit services, audit related services, tax services and other services. Except in relation to audit services, amounts over $25,000 require the pre-approval of the Audit Committee. However, all of the services provided and the amounts paid, regardless of their magnitude, must be disclosed to the Audit Committee at the Audit Committee meeting immediately following such engagement. If any of the services (other than audit services) are over $25,000, such services must be pre-approved by the Audit Committee or the Chair of the Audit Committee. See pages 66 and 67 of this AIF under "Fees Paid to Auditors" for the amounts approved for payment to the auditor in respect of 2008 and 2007.

Officers

There are no direct officers of the Trust. Instead, management of the Trust is exercised by the Corporation and its directors and officers. The following table identifies each of the officers of the

Corporation, as at March 13, 2009, their jurisdiction of residence, their current office, and their principal occupations for the five-year period proceeding December 31, 2008.

Name and Jurisdiction of Residence	Current Office	Five Year History of Principal Occupations
C.E. (CHUCK) SHULTZ Alberta, Canada	Chairman of the Board of Directors	Chairman and Chief Executive Officer of Dauntless Energy Inc. (private oil and gas corporation)
MARCEL R. COUTU Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer
RYAN M. KUBIK Alberta, Canada	Chief Financial Officer	Chief Financial Officer of the Corporation since April, 2007; prior thereto, Treasurer of the Corporation from September, 2002 to April, 2007 with a dual role as Controller from July, 2005 to July, 2006
TRUDY M. CURRAN Alberta, Canada	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of the Corporation
ALLEN R. HAGERMAN, FCA Alberta, Canada	Executive Vice President	Executive Vice President since April, 2007; prior thereto, Chief Financial Officer of the Corporation from June, 2003 to April, 2007
TREVOR R. ROBERTS, Alberta, Canada	Chief Operations Officer	Chief Operations Officer of the Corporation since September, 2005; prior thereto, Senior Vice President, Operations of Suncor Inc. from 1997 to May, 2005
DARREN HARDY Alberta, Canada	Vice President, Operations	Vice President, Operations since September 2, 2008; prior thereto, Business Unit Manager of Syncrude Canada Ltd. from September 25, 1989 to August, 2008
ROBERT P. DAWSON Alberta, Canada	Treasurer	Treasurer of the Corporation since May, 2007; prior thereto, Director, Financial Governance and External Reporting, Suncor Energy Inc. from March, 2004 to April, 2007; prior thereto, Finance Director, Corporate, Global Crossing Ltd.
LAUREEN C. DUBOIS Alberta, Canada	Controller	Controller of the Corporation since January, 2004; prior thereto, Manager, Accounting of the Corporation from November, 2002 to January, 2004
SIREN FISEKCI Calgary, Alberta	Director, Investor Relations	Director, Investor Relations of the Corporation since April, 2006; prior thereto, Manager, Investor Relations of the Corporation from November, 2002 to April, 2006
SCOTT W. ARNOLD Calgary, Alberta	Assistant Treasurer	Assistant Treasurer of the Corporation since January, 2007; prior thereto, Senior Financial Analyst of the Corporation from July 2005 to January 2007 prior thereto Senior Manager, Financial Advisory, Deloitte & Touche LLP from 2002 to July 2005

As of March 5, 2009, to the knowledge of the Corporation, the directors and officers of the Corporation, as a group, beneficially own, control or direct, directly or indirectly, 2,542,638 Units of the Trust, representing less than one percent of the issued and outstanding Units of the Trust.

FEES PAID TO AUDITORS

PricewaterhouseCoopers LLP was first appointed on April 19, 1996 as the auditor of a predecessor of the Trust, also named Canadian Oil Sands Trust, and was appointed as the auditor of the

Trust and the Corporation's predecessors in July and August 2001. The aggregate fees paid to PricewaterhouseCoopers LLP (exclusive of GST) in 2008 and 2007 were as follows:

Fees Descriptions	2007	2008
Audit	$324,000	$342,375
Audit Related	$15,000	$10,000
Tax	$191,940	$209,618
Other (research software)	Nil	$6,000

Audit related services relate primarily to review of specific accounting issues related to the financial statements such as future tax calculations. Most of the tax services relates to tax return filings and assessments.

See the discussion of the role of the Audit Committee in approving these fees under the heading "Audit Committee" on pages 64 and 65 of this AIF.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, no director or officer of the Corporation, nor any person or company who beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of the outstanding Units, nor any associate or affiliate of any such persons, has a material interest, direct or indirect, in any transaction since January 1, 2006 that has materially affected or is reasonably expected to materially affect the Trust.

Computershare Trust Company of Canada acts as both Trustee and the transfer agent and registrar for the Units, and receives fees for its services in both capacities. In its capacity as Trustee of the Trust, the Trustee is paid a reasonable fee in connection with the administration and management of the Trust and is also reimbursed for all expenses properly incurred, as agreed by the Trustee and the Corporation.

The Trustee, on behalf of the Trust, holds all of the issued and outstanding common shares of the Corporation.

LEGAL PROCEEDINGS

There are no legal proceedings to which we are a party to or of which any of our property is or was the subject of, nor are there any proceedings known by us to be contemplated that involves a claim for damages, exclusive of interest and costs, exceeding 10 percent of our current assets.

TRANSFER AGENT AND REGISTRARS

Computershare is our trustee and the transfer agent and registrar for the Units at its principal offices in Vancouver, Calgary, Toronto, Montreal, and Halifax. They may be contacted at 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8; phone (403) 267-6800; facsimile (403) 267-6598.

INTEREST OF EXPERTS

PricewaterhouseCoopers LLP

The Trust's auditors are PricewaterhouseCoopers LLP, Chartered Accountants ("PwC"), who have prepared an independent auditors' report dated February 26, 2009 in respect of the Trust's consolidated financial statements with accompanying notes as at and for the years ended December 31, 2008 and 2007. PwC has advised that they are independent with respect to the Trust within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

GLJ Petroleum Consultants Ltd.

In July, 2008 the Board appointed GLJ as the independent reserves evaluator for Canadian Oil Sands. The partners and associates of GLJ, as a group, own, directly or indirectly, less than one percent of the outstanding Units.

MATERIAL CONTRACTS

The following is a list of the material contracts required to be disclosed under NI 51-102 *Continuous Disclosure Obligations* that either the Trust or the Corporation had entered into and which were still in effect as of March 13, 2009 and for which copies may be found at www.sedar.com:

a) ***Fifth Amended and Restated Trust Indenture dated as of April 26, 2006, as amended***

This trust indenture created the Trust and sets outs the governance of the Trust and is available on the Trust's website at www.cos-trust.com.

b) ***Management Agreement between the Corporation and the Trust***

The Trust has no directors, officers or employees. Instead, pursuant to the provisions of the Trust Indenture and the Management Agreement, the Corporation provides management services to the Trust. Under the Management Agreement, in each quarter the Corporation is to be paid an amount equal to the sum of the following: (a) a fixed fee of $125,000 per quarter and (b) all other out-of-pocket and third party fees, costs and expenses reasonably incurred by the Corporation in carrying out its obligations or duties under the Management Agreement.

c) ***The Amended and Restated Rights Plan Agreement dated as of April 25, 2007, between the Trust and Computershare Trust Company of Canada***

The amended and restated rights plan was approved by Unitholders in April 25, 2007. A copy of the document is available on SEDAR. See a description of the Rights Plan on pages 59 to 61 of this AIF.

d) ***Ownership and Management Agreement dated March 5, 1975, as amended, among Syncrude Participants and SCL***

This agreement outlines and governs the basis upon which the various owners of the Syncrude Project created the Syncrude Joint Venture and how the Syncrude Participants authorize and govern the operation of such project by SCL. There is no term to the agreement. The agreement sets out the requirements for unanimous agreement of the Syncrude Participants to undertake major expansions to the Syncrude Project or to change the operator of the Project. Under the terms of the Ownership and Management Agreement, each Syncrude Participant is required to fund its proportionate share of the

operating and approved capital expenditures of the Syncrude Project and in turn receives its share of the SCO and other products produced by SCL as operator of the Syncrude Project. Failure to fund by a Syncrude Participant results in the loss by that Syncrude Participant of its share of the SCO and products produced from the Syncrude Project until the other Participants have been able to offset the expenditure liability for which the defaulting Participant owes.

e) ***Crown Royalty Agreements among the Syncrude Participants and Her Majesty the Queen in Right of Canada dated February 4, 1975, as amended***

The agreements set out the basis upon which the Syncrude Participants will pay Crown royalties to the Alberta government in respect of production from various leases in the Syncrude Project. Through various amendments, the Alberta government agreed to a maximum royalty payable by the Syncrude Participants in respect of production from various leases in the Syncrude Project as to the greater of one percent of the gross revenues and 25 percent of revenues less allowed applicable operating, non-production and capital costs up to and including December 31, 2015. Starting January 1, 2009, such payment is based on the deemed value of bitumen produced rather than upgraded synthetic crude oil. The Syncrude Participants agreed to pay royalties based on the greater of 25 percent of net deemed bitumen revenues, or one percent of gross deemed bitumen-based revenues, plus an additional royalty of up to $975 million ($358 million net to the Trust) for the period January 1, 2010 to December 31, 2015. The additional royalty of $975 million is reduced proportionally on bitumen production less than 345,000 barrels per day over the period and is payable in six annual installments, in respect of the following period:

($Millions)

	2010	2011	2012	2013	2014	2015	Total
Syncrude Canada	75	75	100	150	225	350	975
Canadian Oil Sands' Share	27	27	37	55	83	129	358

This agreement is in effect until December 31, 2015.

After 2015, the Syncrude Project will be subject to the New Royalty Framework that applies to the entire oil sands industry. Currently, this generic royalty regime is based on a sliding scale rate that responds to Canadian dollar equivalent WTI ("C$-WTI") price levels. The minimum royalty will start at one percent of deemed bitumen revenue and increase when C$-WTI oil is above $55 per barrel, to nine percent of deemed bitumen revenue at $120 per barrel or higher. The net royalty rate will start at 25 percent of net deemed bitumen revenue and rise for every dollar of C$-WTI increase above $55 per barrel up to 40 percent of net deemed bitumen revenue at $120 per barrel or higher.

f) ***Bank Credit Facilities***

Each of the credit facilities of the Corporation is unsecured. These credit agreements contain typical covenants relating to the restriction on Canadian Oil Sands' ability to sell all or substantially all of its assets or to change the nature of its business. In addition, Canadian Oil Sands has agreed to maintain its total debt-to-total book capitalization at an amount less than 60 percent, or 65 percent in certain circumstances involving acquisitions. In particular, there are currently three bank facilities as follows:

(i) Extendible Revolving Term Facility dated April 27, 2005, as amended and extended, with the Royal Bank of Canada

The $40 million extendible revolving term facility is a 364-day facility with a one year term out, expiring April 23, 2009. This facility may be extended on an annual basis with the agreement of the

bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

(ii) Operating Credit Facility among a syndicate of banks and the Corporation dated April 27, 2005, as amended and extended

The $800 million operating credit facility is a five-year facility, expiring April 27, 2012. Amounts borrowed through this facility bear interest at a floating rate based on either prime interest rates or bankers' acceptances plus a credit spread, while any unused amounts are subject to standby fees.

g) ***Long term debt instruments***

The Corporation is the entity which issues all of the material debt instruments relating to Canadian Oil Sands. All of the medium term notes and senior notes issued by the Corporation are unsecured, rank pari passu with other senior unsecured debt of the Corporation, and contain certain covenants that place limitations on the sale of assets and the granting of liens or other security interests.

The medium term notes are guaranteed by the Trust and were issued pursuant to the same trust indenture. The Senior Notes issued by the Corporation were placed in the United States under a private placement exemption and are not guaranteed by the Trust. Each of the Senior Notes is issued under separate trust indentures.

(i) Trust Indenture made as of April 2, 2003

The Corporation has outstanding one tranche of medium term notes under this trust indenture, namely the 5.55 percent medium term notes. On June 29, 2004 the Corporation issued $200 million of 5.55 percent unsecured medium term notes, maturing June 29, 2009. Interest on these notes is payable semi-annually on June 29 and December 29. $150 million of 5.75 percent medium term notes issued in 2003 under this trust indenture were retired on April 9, 2008.

(ii) Trust Indenture dated as of April 1, 1997, as amended, between the Bank of New York, as trustee, and the Corporation as successor to AOSII

On April 4, 1997, the Corporation issued US$75 million of 8.2 percent Senior Notes, maturing April 1, 2027, and retired US$1.05 million during 2000. Interest is payable on the notes semi-annually on April 1 and October 1.

(iii) Trust Indenture dated as of August 24, 2001, as amended, between The Bank of New York as trustee and the Corporation

On August 24, 2001 COSL issued US$250 million of 7.9 percent Senior Notes, maturing September 1, 2021. Interest is payable on the notes semi-annually on March 1 and September 1. COSL has agreed to maintain its senior debt to book capitalization at an amount less than 55 percent. Unlike the trust indentures relating to the other issuances of senior notes, this trust indenture contains a provision whereby if the ratings for the unsecured debt of the Corporation fall below investment grade, there is a step up in the amount of interest payable on the notes.

(iv) Trust Indenture dated as of August 6, 2003, between the Bank of New York as trustee and the Corporation as the issuer

On August 6, 2003, the Corporation issued US$300 million of 5.8 percent Senior Notes, maturing August 15, 2013. Interest is payable on the notes semi-annually on February 15 and August 15.

(v) Trust Indenture dated as of August 9, 2004, as amended, between the Bank of New York as trustee and the Corporation as the issuer

On August 9, 2004, the Corporation issued US$250 million of 4.8 percent Senior Notes, maturing August 10, 2009. Interest is payable on the notes semi-annually on February 10 and August 10.

ADDITIONAL INFORMATION

Additional information relating to Canadian Oil Sands is available through the internet via SEDAR at www.sedar.com.

In particular, additional information, including with respect to directors' and officers' remuneration and indebtedness, principal holders of the Trust's securities, and securities authorized for issuance under equity compensation plans is contained in the Trust's Management Proxy Circular dated March 13, 2009, which relates to the Annual and Special Meeting of Unitholders to be held on April 29, 2009. Additional financial information is also provided in the Trust's consolidated comparative audited financial statements and notes thereto and management's discussion and analysis for the year ended December 31, 2008.

SCHEDULE "A"

Audit Committee – Terms of Reference

I. PURPOSE

A. The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors of Canadian Oil Sands Limited ("COSL") in fulfilling its oversight responsibilities by reviewing:

i) the financial information that will be provided to the unitholders of Canadian Oil Sands Trust (the "Trust") and the public;

ii) the systems of internal controls that management and the Board have established, including monitoring the integrity of the controls regarding financial reporting and accounting compliance; and

iii) all audit processes.

B. Primary responsibility for the financial reporting, information systems, risk management and internal controls of the Trust, COSL and the other subsidiaries of the Trust is vested in management and is overseen by the Board.

C. The Committee reviews and receives the reports of the internal auditor as part of the internal control oversight of the Trust, COSL and the other subsidiaries of the Trust.

D. The Committee shall monitor the independence and performance of the external auditors and of the internal auditors of the Trust, COSL and the other subsidiaries of the Trust.

II. CONSTITUTION, COMPOSITION AND DEFINITIONS

A. The Committee shall be composed of not fewer than three directors, none of whom shall be officers or employees of COSL. The Committee shall only be comprised of "independent" directors. An "independent" director is a director who is free from any direct or indirect relationship with COSL or the Trust and its subsidiaries that, in the Board's view, would or could reasonably interfere with the exercise of his or her independent judgment. A member must be "independent" within the meaning ascribed thereto in Multilateral Instrument 52-110, as amended from time to time. All members of the Committee shall be financially literate, as determined by the Board of Directors. Committee members will include only duly elected directors.

B. The Committee shall ensure that management advises the external auditors of the names of the Committee members and provides notice of and invites, where appropriate, the external auditors to attend meetings of the Committee. The Committee shall ensure that the external auditors are heard at those meetings on matters relating to the auditor's duties.

C. The Committee shall meet with the external auditors at least quarterly, and otherwise as it deems appropriate, to consider any matter that the Committee or the external auditors determine should be brought to the attention of the Board or unitholders.

D. The Committee shall meet at least four times each year. The Chairman may call additional meetings as required. In addition, a meeting may be called by the non-executive Chairman of the Board, the President & Chief Executive Officer, any member of the Committee or by the external auditors.

E. The Committee shall have the right to determine who shall and who shall not be present at any time during a Committee meeting. The President & Chief Executive Officer and the Chief Financial Officer of COSL are expected to be available to attend the Committee's meetings or portions thereof.

F. The Board shall appoint members to the Committee. Where a vacancy occurs at any time in the membership of the Committee, the Board may fill it. A majority of the Board may remove any member of the Committee at any time. If a member of the Committee ceases to be a Board member, then such individual shall automatically cease to be a member of the Committee.

G. The Committee shall be given access to senior management of COSL and all documents as required to fulfill its responsibilities and shall be provided with the resources necessary to carry out its responsibilities.

H. The Committee shall have the right to:

i) engage independent counsel and other advisors as it determines necessary to carry out its duties;

ii) to establish and pay the compensation for any advisors employed by the Committee; and

iii) to communicate directly with the external auditors and, if applicable, internal auditors.

I. The Committee provides open venues of communication among management, employees, external auditors and the Board.

J. The non-executive Chairman of the Board shall be a non-voting member of the Committee unless he is a member of the Committee in which case he shall have the same voting rights as any other member of the Committee.

K. The secretary to the Committee shall be either the Corporate Secretary or his/her delegate.

L. Committee meetings may be held in person, by video conference, by means of telephone or by a combination of the foregoing.

M. Notice of the time and place of each meeting may be given orally, or in writing (including by electronic means) or by facsimile to each member of the Committee at

least 48 hours prior to the time fixed for such meeting. Notice shall also be given to the external auditors. Any member and the external auditors may, in any manner, waive notice of the meeting. Attendance of a member or the external auditors at a meeting shall constitute waiver of notice of the meeting except where a member or the external auditors attend the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

N. A majority of members, present in person or by videoconference, by means of telephone or combination thereof, shall constitute a quorum.

O. The Chair of the Audit Committee shall be appointed by the Board. The Chair shall preside as chair at each Committee meeting, lead Committee discussion on meeting agenda items and report to the Board, on behalf of the Committee, with respect to the proceedings of each Committee meeting. In the event that either the Chair or the Secretary is absent from any meeting, the members present shall designate any Director present to act as Chair and shall designate any Director, officer or employee of the Company to act as Secretary.

III. DUTIES AND RESPONSIBILITIES

Subject to the powers and duties of the Board and without limiting the members' duties as Board members, the Committee will perform the following duties:

A. Financial Statements and Other Financial Information

The Committee will review and consider all financial information that will be made publicly available. This includes:

i) reviewing and recommending approval of the annual financial statements and management's discussion and analysis with regard to the Trust, COSL and other subsidiaries of the Trust, as applicable, and report to the Board before the statements are approved by the Board;

ii) reviewing and approving the quarterly unaudited financial statements and management's discussion and analysis with regard to the Trust, COSL, and other subsidiaries of the Trust, as applicable, and approving the release of such financial statements and interim management's discussion and analysis to the public together with the press releases thereon;

iii) reviewing and authorizing for release any earnings release or guidance document to the public;

iv) reviewing and recommending to the Board for approval, the financial content of the annual report and of any material reports required by government or regulatory authorities;

v) reviewing and recommending for approval by the Board the Annual Information Form of the Trust and COSL;

vi) reviewing and recommending to the Board for approval the financial content in any prospectus or offering memorandum;

vii) reviewing and discussing the appropriateness of accounting policies and financial reporting practices used by the Trust, COSL and/or other subsidiaries of the Trust;

viii) reviewing and discussing any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Trust, COSL and/or other subsidiaries of the Trust;

ix) reviewing and discussing any new or pending developments in accounting and reporting standards that may materially affect the Trust, COSL and/or other subsidiaries of the Trust;

x) reviewing and assessing the appropriateness of management's key estimates and judgments that may be material to financial reporting;

xi) reviewing and discussing with the internal auditors any matters which affect or may reasonably be expected to affect the accuracy or robustness of reporting as such relate to the financial statements or other financial disclosure matters;

xii) reviewing and discussing with management the use of "pro forma" or non-GAAP financial information and earnings guidance contained in news releases, any other public disclosure or any filings with the securities regulators and considering whether the information is consistent with the information contained in the financial statements of the Trust or COSL; and

xiii) reviewing and reassessing annually that adequate procedures are in place to review any other corporate disclosure derived or extracted from financial statements.

B. <u>Financial Risk Management, Internal Control and Disclosure Control Systems</u>

The Audit Committee will review and obtain reasonable assurance that the financial risk management, internal control and disclosure control systems are operating effectively to produce accurate, appropriate and timely management of financial risks and financial information. This includes:

i) review, at least annually, the financial risk management policies and practices of the Trust, COSL and other subsidiaries of the Trust as such relate to financial matters and accounting, it being recognized that the Board is responsible for the review of the overall risk management affecting the Trust, COSL and other subsidiaries of the Trust;

ii) obtain reasonable assurance from management or external sources as deemed appropriate that the disclosure control systems are reliable and the systems of disclosure and internal controls are properly designed and effectively implemented through discussions with and reports from management, the internal auditor, if such position exists, and the external auditor, as deemed appropriate by the Committee;

iii) review management steps to implement and maintain appropriate internal control procedures including a review of policies, including without limitation, internal controls over marketing;

iv) monitor compliance with statutory and regulatory obligations;

v) establish procedures for the receipt, retention and treatment of complaints received by the Trust or COSL regarding accounting, internal accounting controls or auditing matters and establish procedures so that the confidential, anonymous submission by employees regarding questionable accounting matters are handled appropriately;

vi) review the report from the Risk Management Committee regarding any credit risk or violations of applicable marketing policies as part of the Audit Committee's oversight of financial risk management for the Trust, COSL and any other subsidiary of the Trust; and

vii) review management's monitoring of compliance with COSL's Code of Business Conduct.

For greater certainty, the Audit Committee will review and assess the internal controls and disclosure controls as part of the certification process regarding financial statements and financial disclosure. However, the review and overall assessment of risk management and control processes related to non-financial matters shall remain with the Board.

C. **External Audit**

The external auditors shall report directly to the Audit Committee. The Committee will oversee, and review the planning and results of external audit activities and the ongoing relationship with the external auditors. This includes:

i) review, assess the performance and recommend to the Board, for unitholder approval, the appointment, retention and compensation of the external auditors;

ii) review the annual external audit plan;

iii) meet with the external auditors to discuss quarterly and annual financial statements of the Trust, COSL, and other subsidiaries of the Trust, as applicable, and the auditors' reports thereon;

iv) review and report to the Board with respect to the planning, conduct and reporting of the annual audit, including but not limited to:

a) any difficulties encountered, or restriction imposed by management, during the annual audit;

b) critical accounting policies and estimates and alternatives to such policies and estimates;

c) any significant accounting or financial reporting issue;

d) if appropriate, the auditors' evaluation of the system of internal controls, procedures and documentation for the Trust, COSL and other subsidiaries of the Trust;

e) the post audit or management letter containing any findings or recommendation of the external auditors, including management's response thereto and the subsequent follow-up to any identified disclosure or internal control weaknesses; and

f) any other material matters the external auditors bring to the Committee's attention;

v) review and pre-approve the non-audit services to be provided by the external auditors' firm or its affiliates (including estimated fees), and consider the impact on the independence of the external audit; where circumstances warrant, this pre-approval may be delegated to the Chair of the Audit Committee;

vi) meet periodically, and at least quarterly, with the external auditors without management present;

vii) meet periodically, and at least quarterly, with management, without the external auditors present;

viii) review any decision by COSL to hire employees or former employees of the Trust's or COSL's current or former external auditors; and

ix) discuss and review with the external auditor, all relationships such auditor has with the Trust and COSL as part of the assessment of the independence of the external auditor, as well as the external auditor's qualification and performance and the results of any internal reviews of the external audit firm as regards to any findings of inadequacies or concerns raised by external governance or regulating bodies.

D. Internal Audit

i) review the internal audit functions including:

(A) the purpose, authority and organizational reporting lines;

(B) the annual audit plan, budget and staffing thereof; and

(C) the results of the quarterly reporting memos and of the semi-annual and annual internal audit reports; and

ii) review, with the Chief Financial Officer, the Controller and others, as appropriate, the internal system of audit controls and the results of internal audits and consider the findings and the appropriateness of follow-up plans of the internal auditor.

E. Tax

i) review and approve any material changes to the corporate structure related to tax planning as proposed by management for the Trust and its subsidiaries; and

ii) review all material tax issues.

F. Other

i) review material litigation as such impacts on financial reporting;

ii) review policies and procedures for the review and approval of directors' and officers' expenses and perquisites, including the use of corporate assets, and consider the results of any review of these areas by an internal audit function, if available, or by the external auditors or a third party consultant, as the Committee deems applicable;

iii) review and approve a summary of the Committee's composition and responsibilities as well as summary of any audit, audit-related and other services by the external auditors for inclusion in the public disclosure documentation of the Trust and COSL, including without limitation, any such disclosure contained in a management proxy circular;

iv) review any related party transactions between the Trust or any subsidiary of the Trust, including COSL and the directors and officers of COSL;

v) review any legal and regulatory matters that may have a material impact on the interim or annual financial statements that are brought to the attention of any member of the Committee or the Board;

vi) conduct or authorize investigation into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to retain independent counsel, accountants or others to assist it in the conduct of any investigation;

vii) approve the appointment, re-assignment or removal of the Chief Financial Officer of the Corporation, subject to the recommendation of the Corporate Governance and Compensation Committee and the final approval of the Board;

viii) approve the appointment, re-assignment or removal of the internal auditor, if any exists, of the Corporation, subject to the recommendation of the Corporate Governance and Compensation Committee and the final approval of the Board; and

ix) the Committee shall have the authority to direct and to supervise the investigation into any matter brought to its attention within the scope of its duties. It shall establish procedures for the receipt, retention and treatment of:

(A) Complaints COSL may receive regarding accounting, internal accounting controls, or auditing matters; and

(B) Confidential, anonymous submissions from COSL employees expressing concern regarding questionable accounting or auditing matters.

IV. ACCOUNTABILITY

The Committee shall report its discussions to the Board by either distributing the minutes of its meetings or a written summary of such discussions or by oral report at the next Board meeting. Any sensitive materials shall be kept by the Corporate Secretary and/or the Chairman of the Committee.

The Committee shall conduct a review of the Committee's effectiveness at least annually and follow up on any suggested improvements that are identified out of such review or otherwise brought to the attention of the Committee.

V. REVIEW

The Committee shall review these terms of reference each annual or, where circumstances warrant, at such short interval as the Committee deems appropriate or necessary, to determine if further additions, deletions or other amendments are required.

FORM 51 – 101F2

REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the board of directors of Canadian Oil Sands Limited (the "**Company**"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2008. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2008, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location Reserves (Country or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate, million dollars)			
			Audited	Evaluated	Reviewed	**Total**
GLJ Petroleum Consultants	February 6, 2009	Canada	-	21,366	-	**21,366**

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

EXECUTED as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada, February 23, 2009

(signed) "James H. Willmon"

James H. Willmon, P. Eng.
Vice-President

FORM 51 – 101F3

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Report of Management and Directors on Reserves Data and Other Information

Management of Canadian Oil Sands Limited (the "**Company**"), as manager of Canadian Oil Sands Trust (the "**Trust**"), is responsible for the preparation and disclosure of information with respect to the Trust's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2008 estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Trust's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with the report.

The Reserves, Marketing Operations and Environmental, Health and Safety Committee (the "**Reserves Committee**") of the Board of Directors of the Company has:

(a) reviewed the procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b) the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

CANADIAN OIL SANDS LIMITED, on its own behalf and as Manager of **CANADIAN OIL SANDS TRUST**

Signed "Marcel R. Coutu"	*Signed* "Trevor R. Roberts"
Name: Marcel R. Coutu	Name: Trevor R. Roberts
Title: President and Chief Executive Officer	Title: Chief Operations Officer
Signed "Wayne M. Newhouse"	*Signed* "Wesley R. Twiss"
Name: Wayne M. Newhouse	Name: Wesley R. Twiss
Title: Director	Title: Director

March 13, 2009

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

FULL CERTIFICATE

I, Ryan M. Kubik, Chief Financial Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify the following:

1. *Review:* I have reviewed the AIF, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Canadian Oil Sands Trust (the "issuer") for the financial year ended December 31, 2008.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2 *ICFR – material weakness relating to design: N/A*

5.3 *Limitation on scope of design: N/A*

6. *Evaluation:* The issuer's other certifying officer(s) and I have

(a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii) for each material weakness relating to operation existing at the financial year end

(A) a description of the material weakness;

(B) the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(C) the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

7. *Reporting changes in ICFR:* The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. *Reporting to the issuer's auditors and board of directors or audit committee:* The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: *March 23, 2009*

Signed "Ryan M. Kubik"

RYAN M. KUBIK
Chief Financial Officer

Exemption under Rule 12g3-2(b)

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

FULL CERTIFICATE

I, Marcel R. Coutu, President and Chief Executive Officer of Canadian Oil Sands Limited, manager of Canadian Oil Sands Trust (the "Trust") certify the following:

1. *Review:* I have reviewed the AIF, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of Canadian Oil Sands Trust (the "issuer") for the financial year ended December 31, 2008.

2. *No misrepresentations:* Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation:* Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end:

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

5.2 *ICFR – material weakness relating to design: N/A*

5.3 *Limitation on scope of design: N/A*

6. *Evaluation:* The issuer's other certifying officer(s) and I have

(a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii) for each material weakness relating to operation existing at the financial year end

(A) a description of the material weakness;

(B) the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(C) the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

7. *Reporting changes in ICFR:* The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on January 1, 2008 and ended on December 31, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. *Reporting to the issuer's auditors and board of directors or audit committee:* The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: *March 23, 2009*

signed "Marcel R. Coutu"

MARCEL R. COUTU
President and Chief Executive Officer

Canadian Oil Sands

NEWS RELEASE
For immediate release

Canadian Oil Sands files Syncrude reserves and resources

Calgary, AB., March 23, 2009 (TSX – COS.UN) — Canadian Oil Sands Trust ("Canadian Oil Sands") today announced that it has filed the results of the independent evaluation of its reserves and a review of its resources for the Syncrude Project leases at December 31, 2008 with the Canadian securities administrators on the SEDAR web site. This information also has been posted on Canadian Oil Sands' web site at: http://www.cos-trust.com/investor/Financials/default.aspx.

Based on an independent engineering evaluation conducted by GLJ Petroleum Consultants Ltd. ("GLJ") effective December 31, 2008 and prepared in accordance with NI 51-101, Canadian Oil Sands had proved plus probable reserves of 1.8 billion barrels. All reserve information in this section is based on Canadian Oil Sands' working interest of 36.74 percent in the Syncrude Joint Venture as at December 31, 2008. Proved developed producing reserves represent 55 per cent of proved plus probable reserves. Proved non-producing reserves have not been assigned. Canadian Oil Sands currently produces only one product type, namely synthetic crude oil ("SCO"), which is a high-quality, light, sweet crude oil.

Reserves and Resources [1] *(Billions of barrels of synthetic crude oil)*	**Syncrude Project**	**Canadian Oil Sands**[2]
Proved plus Probable Reserves	4.9	1.8
Contingent Resources – best estimate	5.4	2.0
Prospective Resources – best estimate	2.2	0.8

[1] Based on independent reserves and resources estimates by GLJ Petroleum Consultants Ltd. as of December 31, 2008. See reserves and resources cautionary advisory in Canadian Oil Sands' Annual Information Form dated March 13, 2009 and the definitions provided later in this release.
[2] The Trust, through its operating subsidiary, holds a 36.74 per cent interest in the Syncrude Project.

Reserves and Resources Definitions:

Proved Reserves are reserves that can be estimated with a high degree of certainty to be recoverable. NI 51-101 further identifies the certainty level for proved reserves as "at least a 90 per cent probability that the quantities actually recovered will equal or exceed the estimated proved reserves".

Proved plus Probable Reserves are additional reserves that are less certain to be recovered than proved reserves. NI 51-101 defines the certainty level as "at least a 50 per cent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves". Therefore, under NI 51-101, the proved plus probable reserves represent a "best estimate" or "expected reserves".

Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies.

Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

Best Estimate is a term used to describe an uncertainty category for resources estimates referring to the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the "best estimate". The best estimate of the Contingent and Prospective Resources is prepared independent of the risks associated with achieving commercial production.

Canadian Oil Sands provides a pure investment opportunity in the Syncrude Project through its 36.74 per cent working interest. The Trust is an open-ended investment trust managed by Canadian Oil Sands Limited and has approximately 483.2 million units outstanding, trading on the Toronto Stock Exchange under the symbol COS.UN.

Located near Fort McMurray, Alberta, Syncrude Canada operates large oil-sands mines and an upgrading facility that produces a light, sweet crude oil on behalf of its joint venture owners, which include Canadian Oil Sands Limited, ConocoPhillips Oilsands Partnership II, Imperial Oil Resources, Mocal Energy Limited, Murphy Oil Company Ltd., Nexen Oil Sands Partnership, and Petro-Canada Oil and Gas.

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expected extension of the resource life and

the potential to have higher production levels as a result of the new resource information; the expected amount to be recoverable from resources and reserves and any approval by the Syncrude owners of further expansion plans. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: the lack of precision around estimates of resources and reserves; the requirement for all Syncrude owners to approve major capital expansion plans under the Syncrude joint venture agreement and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. In any reference to resources, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

-30-

Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com

CANADIAN OIL SANDS TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on Wednesday, April 29, 2009

The Annual and Special Meeting (the "**Meeting**") of the holders of trust units ("**Units**") of Canadian Oil Sands Trust (the "**Trust**") will be held in the Ballroom, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Wednesday, April 29, 2009, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive the consolidated financial statements of the Trust for the year ended December 31, 2008, together with the auditors' report thereon;
2. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Limited (the "**Corporation**") and to direct the Trustee to vote the common shares of the Corporation so as to appoint PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;
3. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;
4. to consider the Trustee's nominees for election as directors of the Corporation for the ensuing year, and to direct the Trustee to vote the common shares of the Corporation so as to elect directors of the Corporation and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the board of the Corporation;
5. to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution, re-appointing Computershare Trust Company of Canada as trustee of the Trust for an additional three year term commencing on the Meeting date and expiring immediately following the annual meeting of Unitholders in 2012, at a remuneration to be fixed by the Corporation and approved by the directors thereof; and
6. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta on March 13, 2009.

By Order of the Directors of Canadian Oil Sands Limited on behalf of Canadian Oil Sands Trust

"*Signed*" Trudy M. Curran
Trudy M. Curran
General Counsel and Corporate Secretary

Unitholders are referred to the accompanying Circular dated March 13, 2009 for more detailed information regarding the matters to be considered at the Meeting. Capitalized terms used in this Notice that are not defined herein shall have the meanings given to such terms in the Circular.

Only persons registered as holders of Units on the records of the Trust as of the close of business on March 10, 2009 are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a Unitholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Trustee of the Trust, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, properly completed forms of proxy must be received by the Trustee not less than twenty-four (24) hours (excluding Saturdays, Sundays and holidays in Alberta) before the Meeting or any adjournment thereof.**

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

Annual and Special Meeting of Unitholders to be held on April 29, 2009

NOTICE OF MEETING
and
MANAGEMENT PROXY CIRCULAR

March 13, 2009

Invitation to Unitholders	**2:30 p.m. April 29, 2009** **The Metropolitan Conference Centre** **Calgary, Alberta**

YOU ARE INVITED TO THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

Dear Fellow Unitholders

On behalf of Canadian Oil Sands' board of directors, management and employees, I invite you to the 2009 Annual and Special Meeting of Unitholders on April 29, 2009 at 2:30 p.m. (Calgary time) in the Ballroom, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta.

The business items being considered at the meeting are set out in the accompanying notice and circular. After the formal part of the meeting, we will review Canadian Oil Sands' operations and future plans.

The current global economic crisis has impacted our industry with historic losses in the capital markets that in turn impacted the returns that our unitholders received by year end. While disappointing, the fundamentals of our business remain strong and the underlying value in the oil sands should provide future growth and return to prosperity. During these times of economic uncertainty, it is important to remember that we hold one of the most valuable long term resources in North America.

Please take the time to review the accompanying circular and provide your votes on the business items of the meeting. You can vote by phone, on the enclosed proxy, or at the meeting on April 29, 2009.

If you have any questions, please call our proxy solicitation and information agent, Valiant Trust Company at 1-866-313-1872 or email them at inquiries@valianttrust.com.

We look forward to your support.

Yours truly,

"*Signed*" Marcel R. Coutu

Marcel R. Coutu
President and Chief Executive Officer

March 13, 2009

CANADIAN OIL SANDS TRUST

NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS

to be held on Wednesday, April 29, 2009

The Annual and Special Meeting (the "**Meeting**") of the holders of trust units ("**Units**") of Canadian Oil Sands Trust (the "**Trust**") will be held in the Ballroom, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta on Wednesday, April 29, 2009, at 2:30 p.m. (Calgary time) for the following purposes:

1. to receive the consolidated financial statements of the Trust for the year ended December 31, 2008, together with the auditors' report thereon;
2. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of Canadian Oil Sands Limited (the "**Corporation**") and to direct the Trustee to vote the common shares of the Corporation so as to appoint PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;
3. to consider the appointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by the Corporation and approved by the directors thereof;
4. to consider the Trustee's nominees for election as directors of the Corporation for the ensuing year, and to direct the Trustee to vote the common shares of the Corporation so as to elect directors of the Corporation and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the board of the Corporation;
5. to consider and, if deemed appropriate, to pass with or without variation, an ordinary resolution, re-appointing Computershare Trust Company of Canada as trustee of the Trust for an additional three year term commencing on the Meeting date and expiring immediately following the annual meeting of Unitholders in 2012, at a remuneration to be fixed by the Corporation and approved by the directors thereof; and
6. to transact such other business as may properly be brought before the Meeting or any adjournment or adjournments thereof.

DATED at Calgary, Alberta on March 13, 2009.

By Order of the Directors of Canadian Oil Sands Limited on behalf of Canadian Oil Sands Trust

"*Signed*" Trudy M. Curran
Trudy M. Curran
General Counsel and Corporate Secretary

Unitholders are referred to the accompanying Circular dated March 13, 2009 for more detailed information regarding the matters to be considered at the Meeting. Capitalized terms used in this Notice that are not defined herein shall have the meanings given to such terms in the Circular.

Only persons registered as holders of Units on the records of the Trust as of the close of business on March 10, 2009 are entitled to receive notice of, and to vote or act at, the Meeting. No person who becomes a Unitholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and to mail it to, or deposit it with, the Trustee of the Trust, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, properly completed forms of proxy must be received by the Trustee not less than twenty-four (24) hours (excluding Saturdays, Sundays and holidays in Alberta) before the Meeting or any adjournment thereof.**

TABLE OF CONTENTS

CANADIAN OIL SANDS TRUST

2500 First Canadian Centre
350 -7th Avenue S.W.
Calgary, Alberta
T2P 3N9

MANAGEMENT PROXY CIRCULAR

Relating to the Annual and Special Meeting of Unitholders to be held on Wednesday, April 29, 2009

To assist you in understanding this Circular, we have used the following terms:

"Board" or **"Board of Directors"**	means the Board of Directors of the Corporation.
"Canadian Oil Sands" or **"We"**	means the Trust and its subsidiaries.
"CGC"	is the Corporate Governance and Compensation Committee of the Board of Directors of the Corporation.
"Circular"	is this Management Proxy Circular.
"Corporation"	is Canadian Oil Sands Limited, which is both the manager of the Trust and a subsidiary of the Trust.
"Management"	is the management of Canadian Oil Sands Limited.
"Meeting"	is the annual and special meeting of the Unitholders to be held on Wednesday, April 29, 2009 at 2:30 p.m.
"NEOs" or **"Named Executive Officers"**	are the five senior officers of the Corporation, being Messrs. Coutu, Kubik, Hagerman and Dawson and Ms. Curran.
"Reserves Committee"	is the Reserves, Marketing Operations and Environmental, Health & Safety Committee of the Board of Directors of the Corporation.
"Trust"	is Canadian Oil Sands Trust.
"Trust Indenture"	is the Fifth Amended and Restated Trust Indenture dated April 26, 2006, as further amended from time to time.
"Trustee" or **"Computershare"**	is Computershare Trust Company of Canada, the entity appointed as trustee of the Trust pursuant to the Trust Indenture and is also the transfer agent for the Units.
"Units"	are the trust units of Canadian Oil Sands Trust.
"You" or **"Unitholder"**	means a person who holds Units in the Trust.

All references to $ in this Circular are to Canadian dollars unless stated otherwise.

All information in this Circular is given as of March 13, 2009 unless stated otherwise.

MAKE YOUR VOTE COUNT

QUESTIONS AND ANSWERS ON VOTING

As your vote is important to us, we have given you some guidelines on voting your Units. Note that unless otherwise specified, the answers relate to all Unitholders regardless of whether you are a registered or beneficial Unitholder (as explained below).

Q: Am I entitled to vote?

A: If you are a holder of Units at the close of business on **Tuesday, March 10, 2009**, you are entitled to vote at the Meeting, or at any adjournment of that Meeting, on the following items:

- Appointment of auditors for the Trust and the Corporation;
- Election of directors of the Corporation for the ensuing year;
- Reappointment of the Trustee for the Trust for an additional three year term; and
- Other business, if any, properly brought before the Meeting.

Q: Am I a registered Unitholder?

A: You are a registered Unitholder if you hold any Units in your own name. Your Units are represented by a physical share certificate.

Q: Am I a beneficial (non-registered) Unitholder?

A: You are a beneficial Unitholder if your Units are held in an account and are recorded in the name of a nominee (bank, trust company, securities broker or other). Your Units are not represented by a physical share certificate but are recorded on an electronic system.

Q: How many votes am I entitled to?

A: You are entitled to one vote for each Unit you hold.

Q: How will the items of business be decided at the meeting?

A: A simple majority of the votes cast (50 per cent plus one vote), by the Unitholders who are represented in person or by proxy at the Meeting is required to approve the appointment of auditors, the election of directors and the reappointment of the Trustee.

Q: How do I vote?

A: If you are a **registered Unitholder**, you can vote in person at the Meeting or by proxy.

a) To vote in person – Do not complete and return the form of proxy but simply attend the Meeting where your vote will be taken and counted. Be sure to register with Computershare, our transfer agent and registrar, when you arrive at the Meeting.

b) To vote by proxy – you can convey your voting instructions by completing your proxy and returning it to Computershare. **By doing so your Units will be voted at the Meeting by C.E. (Chuck) Shultz or Marcel R. Coutu who are the appointees set forth in the accompanying form of proxy or by such other person as you may specify in your completed proxy.** See below for further details. Instructions as to how to convey your voting instructions by any of these means are set forth on the back of the form of proxy and should be carefully followed.

c) If you convey your instructions by **mail**, your instructions must be received by 2:30 p.m. (Mountain Daylight Time) on the last business day (Tuesday, April 28, 2009) preceding the day of the Meeting, or any adjournment of that Meeting.

If you are a **beneficial Unitholder**, your nominee will have their own means of conveying voting instructions which should be carefully followed. Most nominees will mail you a voting instruction form that will need to be completed and returned. In addition to conveying voting instructions by mail, a nominee may also provide you with the option to convey your voting instructions by telephone, facsimile or internet.

If you hold your Units both as a registered and beneficial Unitholder, you will need to convey your vote using each of the applicable procedures set forth above applicable to the Units for each type of holding.

Q: As a beneficial Unitholder can I vote in person at the Meeting?

A: Yes, but only if you are appointed as proxyholder in respect of your Units. We do not have the names of the beneficial Unitholders and so, if you attend the Meeting, we will not have a record of the number of Units you beneficially own or your entitlement to vote, unless your nominee has appointed you as proxyholder. To be appointed, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and carefully follow the instructions provided. Do not otherwise complete the form. This will allow you to attend the Meeting and vote your Units in person. Be sure to register with Computershare when you arrive at the Meeting.

Q: Can I appoint a person as proxyholder other than the management nominees, C.E. (Chuck) Shultz and Marcel R. Coutu?

A: Whether or not you attend the Meeting, you have the right to appoint a person, who does not need to be a Unitholder, to represent you and vote your Units in accordance with your voting instructions at the Meeting. To exercise this right, insert the name of the person you wish to act as proxyholder, or complete another proper form of proxy.

Q: Who is soliciting my proxy?

A: Management is soliciting your proxy and the costs of doing so are being borne by the Trust. We have hired Valiant Trust Company to solicit proxies. In addition to soliciting proxies on behalf of the Trustee by mail and by Valiant Trust Company, directors, officers and employees of Canadian Oil Sands Limited may also, without additional compensation, solicit proxies in person or by telephone, facsimile or other form of electronic communication.

Q: How will my proxy be voted?

A: Your proxyholder, whether it is the Management nominees or another person designated by you, must vote or withhold your vote in accordance with the instructions you have given. If you do not convey any instructions and appoint a proxyholder, you can let your proxyholder decide your vote for you. If you do not give any instructions and appoint the Management nominees as proxyholder or your proxyholder does not give specific instructions, your Units will be voted **FOR** the appointment of auditors, the election of directors, and the re-appointment of Computershare as Trustee.

Q: What if there are amendments or variations to the items of business set forth in the notice of Meeting or other matters are brought before the Meeting?

A: The enclosed form of proxy gives the person named in it the authority to use their discretion on voting on amendments or variations of the items set forth in the notice of Meeting and on any other matters properly brought before the Meeting. Proxyholders will vote in accordance with their best judgment pursuant to this discretionary authority.

As at the date of this Circular, the Board and Management do not know of any variations or amendments to the proposed items of business or any additional matters which may be presented for consideration at the Meeting.

Q: Can I change my mind once I have submitted my proxy?

A: Yes. You can revoke your proxy at any time before it is acted upon.

As a **registered Unitholder**, if your proxy was submitted by mail, you can revoke it by depositing an instrument in writing executed by you, or by your attorney authorized in writing, or if the Unitholder is a corporation, under corporate seal or by an officer or attorney duly authorized at the registered office of Canadian Oil Sands Limited or with Computershare at the address shown on the proxy form. If you conveyed your voting instructions by telephone or internet then conveying new instructions will revoke prior instructions.

Instructions can be revoked at any time up to and including 2:30 p.m. (Mountain Daylight Time) on the business day preceding the Meeting (Tuesday, April 28, 2009), or any adjournment of that Meeting; or by depositing the revoking instrument with the Chair of the Meeting on the day of the Meeting, or any adjournment of that Meeting; or in any other manner permitted by law, including personal attendance at the Meeting, or any adjournment of that Meeting.

If an instrument of revocation is deposited with the Chair, it will not be effective with respect to any item of business that has been voted upon prior to the deposit.

If you are a **beneficial Unitholder**, you should contact your nominee for instructions on how to revoke your proxy.

Q: Who counts the votes?

A: Computershare, our transfer agent and registrar, who will also act as scrutineer at the Meeting.

Q: How are my Units voted if a ballot is called at the Meeting on any of the items of business and a proxyholder other than myself is appointed?

A: Your Units will be voted as you specified in your proxy. If no such specification is made, then your Units will be voted **FOR** the appointment of auditors, the election of directors of the Corporation and the reappointment of Computershare as Trustee.

Q: Who can I contact if I have any further questions on voting at the Meeting?

A: You can contact:

Computershare, our transfer agent and registrar:

- By E-mail: service@computershare.com
- By Telephone: 1-800-564-6253

OR

Valiant Trust Company, our proxy solicitation agent and information agent:

- By E-mail: inquiries@valianttrust.com
- By Telephone: 1-866-313-1872

SOLICITATION OF PROXIES

Solicitation of Proxies by Management

This Circular is furnished in connection with the solicitation of proxies on behalf of the Trustee by the Management of the Corporation pursuant to the terms of the Management Agreement between the Corporation and the Trust dated July 5, 2001, as amended, for use at the Meeting of the Unitholders of the Trust to be held on Wednesday, April 29, 2009 at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Unitholders (the "Notice of Meeting"), and at any adjournment thereof. In order to be voted at the Meeting or any adjournment thereof, forms of proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department), not less than twenty-four (24) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the Meeting or adjournment thereof.

Costs and Manner of Solicitation

Proxies in the enclosed form are solicited by Management. Solicitation of proxies will be primarily by mail, but directors, officers and employees of the Corporation may, without special compensation, solicit proxies in person or by telephone, facsimile or other form of electronic communication. We also have retained Valiant Trust Company ("**Valiant**") to act as proxy solicitation and information agent to assist in the solicitation of proxies for the Meeting. We are paying Valiant a fee of $15,000 plus reimbursement of certain out-of-pocket expenses for this proxy solicitation and goods and services taxes. The cost of this solicitation of proxies and the preparation and mailing of this Circular will be borne by the Trust.

APPOINTMENT AND REVOCATION OF PROXY

Appointment of Proxy

If you wish to have your Units voted at the Meeting by proxy, you must submit a properly completed instrument of proxy to Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department). **In order to be valid and acted upon at the Meeting, properly completed forms of proxy must be received by the Trustee not less than twenty-four (24) hours (excluding Saturdays, Sundays and statutory holidays in Alberta) before the Meeting or any adjournment thereof.**

You are only entitled to receive notice of, and to vote or act at, the Meeting or any adjournment thereof if you were a Unitholder of record at the close of business on March 10, 2009 (the "**Record Date**"). If you became a Unitholder after the Record Date, you cannot vote at the Meeting or any adjournment thereof.

If you want to appoint a proxy, you must do so in a written document appointing a proxy and the document must be executed by you or by your duly authorized attorney in writing. If you are a corporation, the document must be under corporate seal by your duly authorized officer or attorney. An instrument of proxy signed by a person acting as attorney or in some other representative capacity should expressly reflect such capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing his or her qualification and authority to so act.

If you receive more than one form of proxy because you own Units registered in different names or addresses, each form of proxy should be completed and returned.

The persons designated in the enclosed form of proxy furnished by Management are directors and officers of the Corporation. If you are entitled to vote at the Meeting, you may appoint a person other than those named in the enclosed form of proxy to attend and act for and on behalf of you at the Meeting or any adjournment thereof. To exercise this right, you must insert the name of the person you want to represent you (who does not need to be a Unitholder) in the blank space provided in the enclosed form of proxy and submit such form in the manner described above, or submit another appropriate instrument of proxy.

Revocation of Proxy

If you have submitted a form of proxy, you may revoke it at any time prior to the exercise of that proxy by depositing an instrument in writing executed by you or your attorney or authorized agent, either with Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or prior to the commencement of the adjourned meeting. Upon making either such deposits, your prior proxy is revoked. You may also revoke a previously given proxy by personally attending the Meeting and voting your Units in person, or in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

On any ballot taken at the Meeting, the nominees named in the enclosed form of proxy will vote or withhold from voting the Units in respect of which they have been appointed nominee in accordance with the directions of the Unitholders appointing them. In the absence of such direction, the Units represented by valid instruments of proxy executed in favour of the Management designees and deposited in the manner described above will be voted "FOR" all matters identified in the Notice of Meeting.

The enclosed form of proxy gives the nominees named in the proxy form discretionary authority regarding any amendments or variations of the matters identified in the proxy and Notice of Meeting. The proxy form also gives the nominees discretionary authority to act on any other matters that may properly come before the Meeting or any adjournment thereof. At the date of this Circular, none of the Trustee, the Board or Management know of any such amendments, variations or other matters which may be presented for consideration at the Meeting.

Advice to Beneficial Holders of Units

The information set forth in this section is very important to you if you do not hold Units in your own name. If you hold Units through a broker, financial institution, trustee, nominee or other intermediary or otherwise (referred to in this section as "**Beneficial Holders**"), you should note that only proxies deposited by persons whose names appear on the records of the Trust as the registered holders of Units will be recognized and acted upon at the Meeting.

Units that are listed in an account statement provided to you by a broker are probably not registered in your own name on the records of the Trust. Such Units are more likely to be registered in the name of your broker or an agent of that broker. In Canada, most such Units are registered in the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Units held by brokers or other intermediaries on your behalf can only be voted (for or against resolutions) at your direction. Without specific instructions, brokers and other intermediaries are prohibited from voting Units for their clients. You should ensure that instructions regarding the voting of your Units are communicated to the appropriate person by the appropriate time.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from you in advance of Unitholder meetings. Each broker or other intermediary has its own mailing procedures and provides its own return instructions to clients. You should carefully follow these procedures and instructions to ensure that your Units are voted at the Meeting. In some cases, the form of proxy or voting instruction form provided to you by or on behalf of your broker or other intermediary is very similar, even identical, to the enclosed form of proxy being solicited by Management. The purpose of the form of proxy or voting instruction form provided by or on behalf of a broker or other intermediary, however, is limited to instructing the registered holder (the broker or other intermediary, or an agent thereof) how to vote on your behalf. Most brokers now delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc ("**Broadridge**"). Broadridge typically supplies voting instruction forms, mails those forms to you and asks you to return the forms to Broadridge or follow specified telephone or internet-based voting procedures. Broadridge then tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Units to be represented at the Meeting. **If you receive a voting instruction form from Broadridge, you cannot use that form to vote your Units directly at the Meeting, but must instead return the voting instruction form to**

Broadridge or complete the telephone or internet-based voting procedures well in advance of the Meeting to have such Units voted at the Meeting on your behalf.

Although you may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of your broker or other intermediary, you may attend the Meeting as proxyholder for the registered holder and vote your Units in that capacity. If you wish to attend the Meeting and indirectly vote your own Units, you must do so as proxyholder for the registered holder. To do this, you should enter your own name in the blank space on the form of proxy or voting instruction form provided to you and return the document to your broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Each Unit entitles the holder of the Unit to one vote on all matters coming before the Meeting. Only Unitholders of record as of the close of business on the Record Date (March 10, 2009) are entitled to receive notice of the Meeting. As at March 10, 2009, there are 483,227,018 Units issued and outstanding.

If you are shown as a Unitholder on the Unitholder list kept by Computershare on the Record Date, you will be entitled to vote at the Meeting or any adjournment thereof on the basis of one vote for each Unit shown opposite your name on the Trust's register of Unitholders even if you dispose of your Units after the Record Date. No person who becomes a Unitholder after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof.

The Trustee, on behalf of the Trust, holds all of the issued and outstanding common shares of the Corporation (the "**COSL Shares**"). There are no other shares of the Corporation issued and outstanding.

To the knowledge of the Trustee, the Corporation, and the Corporation's directors and executive officers, no person or company beneficially owns, or controls or directs, directly or indirectly, more than 10 per cent of the issued and outstanding Units. As at March 5, 2009, to the knowledge of the Trustee and the Corporation, the directors and officers of the Corporation hold, in the aggregate, 2,542,638 Units, representing less than one per cent of the issued and outstanding Units.

MATTERS COMING BEFORE THE MEETING

1. Financial Statements

The annual consolidated financial statements of the Trust for the fiscal year ended December 31, 2008, together with the auditors' report thereon, are being sent concurrently to you with this Circular as part of the 2008 Annual Report of the Trust and are available on SEDAR (www.sedar.com). No formal action will be taken at the Meeting to approve the financial statements. The Trust Indenture only requires that the financial statements be sent to you in advance of the Meeting. If you have questions regarding such financial statements, you may ask your questions at the Meeting.

2. Appointment of Auditor

The Board recommends that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed auditor of the Trust and the Corporation for the ensuing year at a remuneration to be fixed by the Corporation and approved by the Corporation's directors. PricewaterhouseCoopers LLP was first appointed on April 19, 1996 as the auditor of a predecessor of the Trust, also named Canadian Oil Sands Trust, and was appointed as the auditor of the Trust and the Corporation's predecessors in July and August 2001. The lead and concurring audit partner for the Trust is rotated every five years. The aggregate fees paid to PricewaterhouseCoopers LLP (exclusive of GST) in 2007 and 2008 were as follows:

Fees Descriptions	2007	2008
Audit	$324,000	$342,375
Audit Related	$15,000	$10,000
Tax	$191,940	$209,618
Other (research software)	Nil	$6,000

Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to: (a) approve the reappointment of PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year; and (b) direct the Trustee to vote the COSL Shares in favour of the appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation for the ensuing year, in each case at a remuneration to be fixed by the Corporation and approved by the Corporation's directors.

Representatives of PricewaterhouseCoopers LLP will be present at the Meeting and will have the opportunity to make a statement and to respond to appropriate questions.

3. Election of Directors

General Information

The Board of Directors of the Corporation is elected annually and consists of such number as may be fixed from time to time by the directors, being not less than five nor more than 10 directors. In addition, the articles of the Corporation currently allow the Board of Directors to appoint one or more additional directors between annual general meetings to serve until the next annual general meeting. Currently, there are nine directors on the Board, all of whom except one (the President and Chief Executive Officer of the Corporation) are independent. The Trustee, as the direct holder of all of the COSL Shares, is the only party entitled to directly cast votes for the election of directors of the Corporation.

By resolution of the Board, the number of directors to be elected at the Meeting has been fixed at nine. Having nine directors allows delegation of certain matters that require more in-depth oversight and analysis to be handled by committees of the Board of an appropriate size and composition. All of the current members of the Board have agreed to stand for re-election.

In determining the size and candidates for the Board, the CGC of the Board considered the skills and attributes necessary or desirable for members of the Board to have in order to effectively govern the Trust, given the nature of our business and its size in terms of revenues, market capitalization, the number of employees, the increasing complexity in marketing as well as the predominance of regulatory and governmental issues facing Canadian businesses and the oil sands industry in Alberta in particular as well as the current economic conditions in Canada and globally. The CGC then considered the skills and experience along with the ages of its current Board members as well as those of various external candidates. In determining the nominees, the CGC and other Board members considered their contacts in the industry as well as individuals on other boards or who had experience in government to identify potential new candidates along with recommendations or suggestions by third party human resource consultants. The CGC conducts an annual assessment of the responsibilities, duties and workload of the Board and its committees.

Nominees

The individuals identified in the table below (the "**Nominees**") are proposed by the Trustee, on behalf of the Trust, for election as directors of the Corporation, to serve until the next annual meeting of the Unitholders of the Corporation or until their successors are duly elected or appointed. The form of proxy or voting instruction form allows Unitholders to vote "for" or to "withhold" their vote from each director nominee. **Unless specified in the enclosed form of proxy that the Units represented by the proxy shall be withheld from voting for the election of a proposed nominee, it is the intention of the persons designated in the form of proxy to vote FOR the election of the proposed nominees.** All of the proposed nominees have consented to be named in this Circular and to serve as directors if elected. Management has no reason to believe that any of the nominees would be unable to serve as a director but, should any nominee be unable to do so for any reason prior to the Meeting, the persons

named in the enclosed form of proxy or voting instructions form, reserve the right to grant approval to the Trustee to vote the COSL Shares for the election as director of such other person or persons as may be nominated by the Trustee. In this regard, the Trustee will nominate such person or persons as may be selected by the Corporation. **Unitholders should note that the form of proxy or voting instruction form provides for voting for individual directors as opposed to voting for directors as a slate.**

The names of the Nominees, their province and country of residence, their current principal occupations, the year in which each first became a director of the Corporation or one of its predecessor companies, and the number of Units beneficially owned or over which control or direction is exercised by each such Nominee as at March 5, 2009, are as follows:

Name and Province and Country of Residence/Age	Year First Became a Director	Current Principal Occupation	Areas of Expertise	Independent	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at March 5, 2009 ($Value as at March 4, 2009 at $20.50 Units)
MARCEL R. COUTU Alberta, Canada Age: 55	2001	President and Chief Executive Officer, Canadian Oil Sands Limited	Energy Oil & Gas, Pipelines, Mergers and Acquisitions, Finance, Capital Markets and Investor Relations	No[1]	1,654,751/$33,922,396[2]
IAN A. BOURNE[3][4] Alberta, Canada Age: 61	2007	Chairman, Ballard Power Systems Inc.	Energy Oil & Gas, Pipelines, Mergers and Acquisitions, Finance, Accounting, Governance and Human Resources	Yes	4,764/$97,662
DONALD J. LOWRY[3][4] Alberta, Canada Age: 57	2007	President and Chief Executive Officer, EPCOR Inc.	Energy Oil & Gas, Utilities and Regulated Business and Human Resources	Yes	8,705/$178,453
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI[4] Alberta, Canada Age: 73	2002	Corporate Director and Business Consultant	Energy Oil & Gas, Government and Financial Services	Yes	53,482/$1,096,381
WAYNE M. NEWHOUSE[3][5] Alberta, Canada Age: 69	1996	Corporate Director	Energy Oil & Gas and Reserves	Yes	26,389/$540,975
BRANT G. SANGSTER.[4][5] Alberta, Canada Age: 62	2006	Corporate Director	Energy Oil & Gas, Mining and Marketing	Yes	8,239/$168,900
C.E. (CHUCK) SHULTZ[3][5] Alberta, Canada Age: 69	1996	Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	Energy Oil & Gas, Mining, Mergers and Acquisitions, Pipelines and Governance	Yes	128,692/$2,638,186
WESLEY R. TWISS[3][5] Alberta, Canada Age: 63	2001	Corporate Director	Energy Oil & Gas, Finance, Accounting, Capital Markets, Mergers and Acquisitions	Yes	44,767/$917,724[6]
JOHN B. ZAOZIRNY, Q.C.[4][5] Alberta, Canada Age: 61	1996	Vice Chair, Canaccord Capital Corporation (investment firm)	Energy Oil & Gas, Legal, Mergers and Acquisitions and Capital Markets	Yes	36,639/$751,100

Notes:

(1) Mr. Coutu is the President and Chief Executive Officer of the Corporation and therefore is not an independent director.

(2) Includes 45,629 Units over which Mr. Coutu exercises control or direction.

(3) Member of the Audit Committee.

(4) Member of the CGC.

(5) Member of the Reserves Committee.

(6) Includes 5,470 Units over which Mr. Twiss exercises control or direction.

The biographies of the current Directors who are standing for re-election are contained on our website at www.cos-trust.com/corporate/directors.

Unless otherwise directed by the Unitholders appointing them proxy, the persons named in the enclosed form of proxy intend to vote at the Meeting to direct the Trustee to vote the COSL Shares so as to vote FOR the election as directors of the Corporation all of the Nominees identified above, and to fill any vacancies among the directors of the Corporation that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by the Corporation.

4. Re-appointment of Computershare as Trustee

Background

Under the Trust Indenture, Unitholders were required to reappoint the Trustee on the tenth anniversary of the Unitholder meeting following the creation of the Trust and then every third year thereafter. In April 2006, Unitholders re-appointed Computershare as Trustee until immediately following this Meeting in 2009.

When the Trust was created in October 1995, Montreal Trust Company of Canada was appointed as Trustee. In 2000, Computershare acquired the business operated by Montreal Trust Company and assumed the role as Trustee. In 2005, in anticipation of the review of the trustee role, Management sought proposals from two trust companies, one of whom was Computershare. Based on the quality of service and level of pricing in the proposals received, Management and the Board recommended in 2006 the re-appointment of Computershare Trust Company of Canada as Trustee for the Trust until immediately following this Meeting in 2009. Unitholders approved such re-appointment in April 2006.

In assessing the services provided by Computershare over the past 13 years and the number of matters in which the Trustee will need to be involved if the Trust converts to a corporate structure, the Board of Directors and Management feel that it is prudent to retain the services of the current Trustee, Computershare. Based on an analysis of the costs and service quality of Computershare and its peers, Management and the Board recommend the re-appointment of Computershare as trustee for the Trust for the ensuing three years or until their successor is appointed or they are replaced.

In 2008, Computershare was paid approximately $76,670 in retainer and trustee fees and in its role as trustee for the Trust's Unitholder Rights Plan as well as reimbursement for expenses and ancillary fees and charges related to its acting as trustee and transfer agent for the Units for the financial year ended December 31, 2008. Computershare also acts as trustee of the mining reclamation trust for Canadian Oil Sands and as trustee for the issuance of medium term notes by the Corporation. For such additional services, Computershare was paid approximately $3,800 plus reimbursement for expenses in the fiscal year ended December 31, 2008.

Pursuant to the terms of the Trust Indenture if reappointed, the Trustee will hold such office until the expiry of the annual meeting of Unitholders in 2012.

Unitholder Approval

At the Meeting, the Unitholders will be asked to approve the following ordinary resolution relating to approval and authorization of the re-appointment of the Trustee.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. In accordance with Section 6.1 of the Trust Indenture, Computershare Trust Company of Canada ("Computershare") be re-appointed as trustee of Canadian Oil Sands Trust (the "Trust") to hold such office until the expiry of the annual meeting of Unitholders in 2012 or until their successor is appointed or they are replaced pursuant to the terms of the Trust Indenture.

2. Canadian Oil Sands Limited (the "Corporation"), as manager of the Trust, be and is hereby authorized to make such changes and to execute such documents as are necessary to reflect the re-appointment of Computershare as trustee and all such further and consequential amendments to the Trust Indenture and any other relevant agreements and to cause all such agreements to be entered into and such further documents to be executed or amended as they may consider necessary or desirable to give effect to and to fully carry out the intent of this Resolution, in each case at such time or times as the Corporation shall consider necessary or desirable.

3. Any director or officer of the Corporation be and is hereby authorized to execute and deliver, for and on behalf of the Trust or the Corporation or as may otherwise be required, such other agreements, instruments or other documents (including an amending agreement to the Trust Indenture or an amended and restated trust indenture) and take such other actions as such director or officer may determine to be necessary or advisable to give effect to and to fully implement and carry out the intent of this Resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such agreements, instruments or other documents or the taking of any such action.

To be approved, the foregoing ordinary resolution must be passed by the affirmative votes of the holders of more than 50% of the Units represented at the Meeting and voted on a poll upon such resolution.

Recommendation of the Board

The Board of Directors unanimously recommends that Unitholders vote FOR approval of the resolution approving the re-appointment of Computershare as Trustee. Unless otherwise directed by the Unitholder appointing them proxy, the persons named in the enclosed form of proxy intend to vote, at the Meeting, FOR approval of such resolution to re-appoint Computershare as Trustee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of a board of directors, the committees of the board and the board members who are elected by and are accountable to their constituent securityholders. It also pertains to the evaluation of the role of the individual members of management who are appointed by the Board of Directors and who are charged with the day-to-day management of an issuer. The Trust does not have officers and directors. Instead, the Trust is governed, for the most part, by the Corporation and the Corporation's Board of Directors.

The Board of Directors is comprised of experienced leaders who share their financial, operational, governmental and regulatory experience in industry and, in particular, the oil and gas sector with a view to providing effective stewardship of Canadian Oil Sands. They bring sound judgment, integrity and independence of thought to the task and are encouraged to speak their minds while respecting others so that different viewpoints can flourish in the process of developing a reasoned conclusion.

The Board continues to believe that effective governance and accountability improves the performance of Canadian Oil Sands and benefits all securityholders. The Board and Management are committed to good corporate governance, bearing in mind the particular nature of the business of Canadian Oil Sands. Our corporate governance practices satisfy the requirements and recommendations of NP 58-201 and NI 58-101 (together, the "CSA Rules") in that we have either adopted terms of reference or implemented procedures that meet the governance guidelines outlined in these CSA Rules. We also comply with the specific governance requirements for audit committees and the independence of such committees in MI 52-110 (the "Audit Requirements"). Annually, the CGC considers the CSA Rules, the corporate governance guidelines issued by various investor groups and the practices of various other public issuers. The Board regularly reviews its corporate governance practices in light of developing requirements and implements changes where the Board believes it is appropriate to do so.

Responsibilities of the Board

The Board of Directors has as its principal role the stewardship of Canadian Oil Sands. Its fundamental objective is the creation of Unitholder value, including the protection and enhancement of the value of the Trust's

assets overseeing that its operation is conducted with honesty and integrity. The Board's stewardship responsibility means that it oversees the conduct of the business and of Management, which is responsible for developing long term strategy and conducting the Corporation's day-to-day business. Annually, the Board meets at an extended Board session to review and approve corporate strategy.

The Board assesses and ensures systems are in place to manage the risks of the Trust's business with the objective of preserving the Trust's assets and creating Unitholder value. The Board, through the President and Chief Executive Officer and the senior officers, sets the attitude and practises of the Trust towards compliance with applicable laws, financial regulations and reporting, and environmental and safety policies.

In fulfilling its primary responsibilities, the Board has oversight responsibility to ensure that Canadian Oil Sands has:

- established long term goals and a strategic planning process, identified the principal risks of Canadian Oil Sands' business and implemented appropriate systems to monitor and manage those risks as well as considering various acquisitions and growth opportunities for Canadian Oil Sands;
- established processes to manage and measure the performance of Management, and in particular, the President and Chief Executive Officer in achieving the Trust's stated objectives. Annually developed with the President and Chief Executive Officer, objectives, duties and specific projects essential to the achievement of the Trust's short and long term plans;
- reviewed Management's risk assessment and reports demonstrating compliance with risk management policies;
- approving annual audited financial statements;
- approving quarterly distribution amounts in light of Canadian Oil Sands' financing plan, financial position and market outlook;
- reviewed compliance by Management of the Code of Business Conduct (the "**Code**") as well as the other corporate policies approved by the Board;
- reviewed the succession planning in relation to the President and Chief Executive Officer and the other senior officers of Canadian Oil Sands;
- reviewed the assessments of internal controls and management systems to effectively monitor Canadian Oil Sands' operations and promote compliance with applicable laws, regulations and policies;
- reviewed the program for effectively communicating with and receiving feedback from Unitholders, employees, government authorities, other stakeholders and the public;
- considered various strategies in light of the federal income tax legislation and changes to Alberta's Crown royalty regime as well as changes in environmental legislation in addition to particular incidents involving the environment and sustainable development of the oil sands;
- considered initiatives undertaken to understand the public's perception of the oil and gas industry and the oil sands industry in particular and the role of industry and Canadian Oil Sands in particular in communicating with the public and government;
- reviewed Management's analysis of the impact of the new agreements with the Alberta government regarding Crown royalties and considered and approved Management's recommendations with respect to such agreements; and
- considered impact of global economic recession and falling crude oil prices on Canadian Oil Sands' business and long term growth strategy.

The terms of the reference for the Board (available at our website at www.cos-trust.com/corporate/corporate governance and which are incorporated herein by reference) ensure that Canadian Oil Sands annually confirms or redetermines its long term strategy and strategic objectives and sets its budget and development plan for the ensuing year. This process produces specific annual and longer term goals for Canadian Oil Sands that are further developed into specific performance objectives for each of the executive officers of Canadian Oil Sands based upon that executive officer's role at Canadian Oil Sands. Through this process, each executive officer (including the President and Chief Executive Officer), individually, and the executive officers, as a whole, are made directly responsible for achieving the annual and medium term goals of Canadian Oil Sands. A significant portion of the annual compensation of each executive officer is based upon achieving these corporate and individual goals. See the discussion under "Compensation Discussion and Analysis -- Annual Target Bonus or Short Term Incentive Plan" on page 26 for further details on how such annual compensation is tied to these corporate and individual goals.

The Board also is required to satisfy itself as to the business and professional integrity of the President and Chief Executive Officer and other executive officers, and those officers' creation of a culture of integrity throughout Canadian Oil Sands. The Board monitors compliance with the Code. Canadian Oil Sands has a number of policies, including a corporate risk policy aimed at identifying risks, disclosure policies and marketing policies with a view to enhancing the level of internal disclosure control processes and information management systems.

The Board discharges the responsibilities set out in its mandate either directly or through its committees. Committees of the Board allow directors to focus responsibility and devote necessary resources to a particular issue or area. The Corporation regularly schedules meetings for both the Board and the committees thereof, and at each regularly scheduled meeting, in-camera sessions are held to allow full disclosure and discussion of any and all issues by Board and committee members. Additionally, the Board, in conjunction with the CGC, developed terms of reference which act as position descriptions for the Chair of each committee. These terms are reviewed annually and updated as appropriate. There are also terms of reference for the Chairman of the Board.

The Board of Directors has an Audit Committee, a CGC and a Reserves Committee. The Board of Directors does not have an executive committee. Mr. C. E. (Chuck) Shultz is the Chairman of the Board of Directors and is an independent director.

Code of Business Conduct

The Code sets out our basic principle that all directors, officers and employees act with integrity, honesty and in compliance with applicable laws. In addition to the Code, the Board has established an internal policy by which employees and contractors are encouraged to report, either anonymously or not (as the person wishes), any fraud, improper or illegal conduct or unethical behaviour. Annually, officers, employees and directors are required to review the Code and the other policies, including the policies relating to maintaining confidential information and disclosure of material information and either certify their compliance with such policies or identify any non-compliance by them or anyone else of whom they are aware. Any breach of the Code requires disclosure to the Audit Committee and the Board. To date, no waivers of the Code have been given and no material breaches have been reported. Since Canadian Oil Sands has a small number of employees, Board members and the Chairman of the Board, in particular, have personal contact with most employees. In discussions between employees and the Board, employees are encouraged to have open and frank discussions with the Board or any of its members on any matter of concern.

The Code is applicable to all directors, officers and employees of Canadian Oil Sands, and can be obtained from our website at www.cos-trust.com, at www.sedar.com or upon request from the General Counsel and Corporate Secretary at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Audit Committee

The Audit Committee, on behalf of the Board of Directors, has oversight responsibility for the Trust's financial reporting processes and the quality of its financial reporting and internal controls. The Audit Committee has formal terms of reference which describe the objectives, duties and responsibilities as well as the function of the Audit Committee. The Audit Committee meets quarterly with the Trust's auditors, the President and Chief Executive Officer, the Chief Financial Officer and the General Counsel and Corporate Secretary as well as other representatives of the Corporation's financial team. It also receives quarterly reports, either in person or in writing,

from the internal auditors. The internal audit function has been outsourced to an independent accounting firm given the small staff at the Corporation and the need for a range of specialized skills relating to audits of marketing, information technology and finance.

The Audit Committee has formal terms of reference, which describe the objectives, duties and responsibilities of the Audit Committee. A copy of the terms of reference for the Audit Committee can be found on our website at www.cos-trust.com/corporate/corporategovernance or by contacting Investor Relations at 1-403-218-6220. For further details concerning the Audit Committee, see "Audit Committee" in the Annual Information Form.

The Audit Committee is currently comprised of the following five independent directors: Ian A. Bourne, Donald J. Lowry, Wayne M. Newhouse, C.E. (Chuck) Shultz and Wesley R. Twiss (Committee Chair).

During 2008, the Audit Committee reviewed with Management and the external auditors prior to publication, the annual audited consolidated financial statements, notes thereto and related Management's Discussion and Analysis ("**MD&A**"), the interim unaudited financial statements and related MD&A, the Annual Information Form and this Circular. This review included a discussion with the external auditors about matters required to be disclosed under Canadian generally accepted accounting principles and matters pertaining to professional auditing guidelines and standards in Canada. The Audit Committee also spent considerable time at its quarterly and other meetings discussing the internal control and disclosure process and procedures at Canadian Oil Sands as well as the policies, procedures and processes at Syncrude with a view to Canadian Oil Sands and Syncrude complying with financial reporting requirements under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*. In addition, as part of its responsibilities, the Audit Committee:

- reviewed and discussed with Management, the internal auditors and the external auditors their respective assessment and evaluation of Canadian Oil Sands' internal and disclosure controls as well as the documentation and testing of such controls;
- reviewed and discussed with Management changes in accounting policies, practices or standards and Management's key estimates and judgements;
- reviewed and approved the quarterly unaudited financial statements and reviewed and recommended to the Board the approval of the annual audited financial statements;
- reviewed the quarterly guidance document before authorizing its release to the public;
- reviewed the results of Management's assessment of the design and evaluation of internal controls and the reviews by the external auditors of their assessments of the design and effectiveness of internal controls in respect of the 2008 annual and quarterly results;
- reviewed and discussed with Management, the external auditors, and the internal auditors, the adoption by Canada of International Financial Reporting Standards ("**IFRS**") in 2011, the implications of such adoption on Canadian Oil Sands and its financial reporting and Management's preliminary plans to steward Canadian Oil Sands through the transition to, and application, of IFRS in 2011;
- reviewed the independence of the external auditors, based on the auditors' disclosure of its relationships with Canadian Oil Sands and its compensation, and determined that the external auditors were independent;
- reviewed the performance and qualifications of the external auditors and recommended reappointment for Unitholders' approval;
- approved the fees payable to the external auditors;
- reviewed the overall scope and plans of the annual audit with the external auditors and Management;

- met privately with the representatives of the external auditors to discuss the scope of their work, their relationship with Management and any other issues which the external auditors wished to raise with the Committee;

- reviewed and approved all services provided by the external auditors;

- received and approved the scope and terms of engagement of the internal auditors, including the fees payable to such firm;

- reviewed with the internal auditors, the internal controls over financial reporting and the compliance with such controls;

- reviewed the results of the procedures for the receipt of complaints regarding accounting or auditing matters whereby issues may be submitted confidentially to the Committee;

- reviewed the internal control systems and procedures implemented by Management in respect of the marketing activities and the internal auditors' assessment of such systems and procedures;

- reviewed the 2008 internal audit plans and their review and assessment of various controls and projects; and

- reviewed various credit issues and the controls around such issues.

The Audit Committee routinely holds in camera sessions with the external auditors, the internal auditors, Management and Committee members as a means of promoting open and independent discussion and analysis of financial and operational matters that could affect Canadian Oil Sands.

Reserves Committee

The Reserves Committee has oversight responsibility for the Trust's reserves and resource evaluation and related disclosure as well as oversight of the marketing operations and the Trust's compliance with environmental, health and safety issues. The Reserves Committee meets at least twice a year with the external reserves evaluator as well as with the Chief Operations Officer, the President and Chief Executive Officer, the Chief Financial Officer, the Vice President Operations, the Executive Vice President and the General Counsel and Corporate Secretary as well as members of the Corporation's marketing team. In addition, the Reserves Committee meets at least three times a year to review marketing matters and those relating to environmental, health and safety.

The Reserves Committee has formal terms of reference, which describe the objectives, duties and responsibilities of the Reserves Committee. A copy of these terms of reference can be found on our website at www.cos-trust.com or by contacting Investor Relations at 1-403-218-6220.

The Reserves Committee is comprised of the following five independent directors: Wayne Newhouse (Chair), Brant G. Sangster, C.E. (Chuck) Shultz, Wesley Twiss and John Zaozirny. Mr. Newhouse is a Professional Engineer in Alberta.

During 2008, the Reserves Committee:

- considered the environmental, health and safety obligations of the Trust and its subsidiaries and its compliance with such obligations;

- reviewed various marketing strategies regarding the sale of the Trust's synthetic crude oil product and development of new markets and customers;

- reviewed Management's analysis with respect to exercising its pre-existing option to pay Crown royalties based on bitumen rather than on synthetic crude oil and Management's analysis with respect to the impact of exercising such option on Crown royalty payments;

- reviewed procedures relating to the disclosure of information relating to oil and gas activities and reserves and compliance with applicable securities laws as such relate to those activities, including those relating to disclosure of resources;

- reviewed the scope and results of the independent external reserves evaluation and verified the independence of such evaluator; and

- reviewed the impact of various environmental regulations and aspects of compliance on the Trust.

Corporate Governance and Compensation Committee

The CGC has formal terms of reference, which describe the objectives, duties and responsibilities of the CGC. A copy of these terms of reference can be found on our website at www.cos-trust.com/corporate/corporategovernance or by contacting Investor Relations at 1-403-218-6220.

The CGC is currently comprised of Ian A. Bourne, Donald J. Lowry, the Right Honourable Donald F. Mazankowski, Brant G. Sangster and John Zaozirny. From January 1, 2008 to April 28, 2008, Ms. E. Susan Evans was a Board member and chaired the CGC. Upon her retirement at last year's annual and special meeting, Mr. Donald J. Lowry assumed the role of Chair of this CGC. Mr. Shultz attends meetings as a non-voting member.

The CGC annually undertakes an evaluation of the senior officers of the Corporation, the Board, the committees of the Board and each director's performance based on the results of a directors' annual assessment questionnaire and informal interviews with the Chairman of the Board. Interviews are undertaken by the Chairman and discussions are held regarding the results of the questionnaires with each member of the Board and certain senior officers of the Corporation. The performance of the Chairman of the Board as well as the Chair of each of the committees are evaluated as part of this annual review process, and additional interviews are conducted by the Chairman of the CGC with other directors in relation to any concerns that a member does not feel appropriate to be discussed with the Chairman of the Board. As part of such assessment, consideration is given to the relationships that each member has with other public issuers so as to ensure that no member has a relationship that would materially interfere with the member's ability to act in the best interest of Canadian Oil Sands. As part of the ongoing Board assessment process, the CGC and the Board examine, at a minimum on an annual basis, the terms of reference for each of the Board, the committees, the President and Chief Executive Officer, the Chairman of the Board and the chair of each committee of the Board. Additionally, the CGC examines best practices and suggests guidelines from a number of sources including other public issuers in North America, the CSA Rules, the Audit Requirements and the guidelines suggested by various investor groups.

In 2008, the Chairman of the Board met individually with each Director to discuss the overall effectiveness and performance of the Board, its committees and each of the Board members. In addition, each Director completed individual written assessments, which were then confidentially tabulated and reviewed by the Chairman of the CGC, the Chairman of the Board, the CGC and ultimately the full Board. The Chair of the CGC also offered to meet with each Director if they wished to discuss any aspect of the performance of the Chairman of the Board.

During 2008, the CGC:

- reviewed and adopted revised terms of reference for the Audit Committee, the Reserves Committee and the CGC and the chairs of those committees and ensured that Canadian Oil Sands had the appropriate structure, composition, terms of reference and membership of each of the Board, the Board committees, the Chairman of the Board, the chair of each committee of the Board and the President and Chief Executive Officer;

- reviewed the size and composition of the Board to ensure that the current Board membership has the necessary breadth and diversity of experience and was of an appropriate size to provide for effective decision making and staffing of Board committees;

- rotated its Chair as Ms. Evans retired on April 28, 2008 with Mr. Lowry assuming this role;

- reviewed the compensation structure payable to the Board and committee members including the timing of establishing such compensation and the purchase of Units in the market place as part of such compensation. This review was conducted with the help of outside experts who advised the CGC on prevailing compensation practises in the industry and in Canada;

- reviewed the compensation structure payable to officers and non-officers, in both cases retaining the services of Towers Perrin, an outside independent consultant, to advise on compensation structures and information in regard to the actual compensation paid at comparable public and private entities as well as the appropriateness of certain peer groups. The CGC received advice from an external human resource consultant who reviewed the overall compensation and human resource framework, data and policies and confirmed that such compensation and human resource framework aligned with the goals and objectives established by the Board and verified the robustness of the data provided by Towers Perrin;

- determined that in 2009, with the conversion from Canadian GAAP as currently in effect to IFRS in 2011 and with the likelihood of the Trust converting to a corporation post 2010 in response to the federal tax on income trusts, that more detailed analysis and review would be conducted to determine the appropriate changes to the elements of the long term and short term compensation;

- implemented a more detailed and measurable process with the President and Chief Executive Officer for establishing major duties, projects and expectations of results necessary in achieving objectives with the aim of making the evaluation process for annual compensation for the President and Chief Executive Officer more objective. This process will be extended to the senior officer group in 2009;

- retained an external independent consultant to review the experience, skills and personalities of the current members to determine the ideal characteristics for Board chair and to make recommendations regarding succession planning for the Board chair;

- recommended to the Board the nominees to stand for election as directors of the Corporation at the Meeting to be held on April 29, 2009;

- conducted annual assessments of the senior officers and determined the impact that such officers and other staff of Canadian Oil Sands had on the overall performance of the Trust at the end of 2008 against the target objectives and goals that were set for Canadian Oil Sands and these officers earlier in 2008;

- re-examined the compensation payable to the Board of Directors with a view to maintaining a compensation structure which targets payments consistent with the majority of a comparable peer group for Canadian Oil Sands such that Canadian Oil Sands can attract and retain the individuals with the appropriate skills and experience to effectively act as members of the Board of Directors, especially in light of the increasing demand for talent;

- finalized the compensation and benefits package for Canadian Oil Sands' staff for 2009, employing Towers Perrin to provide advice on market data for compensation structure and amounts at comparable companies for the senior officers; and

- reviewed the initial assessment and plans with regard to the impact on Canadian Oil Sands compensation components and human resource policies with respect to the conversion to IFRS and the expected conversion from an income trust to a corporation post 2010.

Roles and Responsibilities of the Chairman of the Board

The principal role of the Chairman of the Board is to manage and provide leadership to the Board of Directors and to act as a direct liaison between the Board and Management. In addition, the Chairman acts as a communicator for Board decisions where appropriate. The Chairman is accountable to the Board.

Other duties and responsibilities of the Chairman include:

- providing independent advice and counsel to the President and Chief Executive Officer and other members of the senior management team;
- ensuring that the directors are properly informed and that sufficient information is provided to enable the directors to form appropriate judgments; and
- developing and setting the agendas for meetings of the Board, in concert with the President and Chief Executive Officer and the General Counsel and Corporate Secretary.

In addition, the Chairman of the Board is specifically charged with responsibility for leading and managing the Board in discharging its responsibilities. Annually, the Chairman, in conjunction with the CGC, evaluates the effectiveness of the Board, its committees and the individual directors, including interviews by the Chairman with each individual Board member as well as certain members of Management. The Chairman's mandate directs him to ensure that the directors hold regular discussions without Management present and he presides at such sessions.

Roles and Responsibilities of the President and Chief Executive Officer

The President and Chief Executive Officer is responsible for leading the development and execution of Canadian Oil Sands' long term business strategy and the corporate objectives with a view to creating and maintaining Unitholder value. The President and Chief Executive Officer's leadership role also entails being ultimately responsible for all day-to-day management decisions and for implementing Canadian Oil Sands' long and short term plans. The President and Chief Executive Officer acts as a direct liaison between the Board and Management of Canadian Oil Sands and communicates to the Board on behalf of Management. The President and Chief Executive Officer also communicates on behalf of Canadian Oil Sands to Unitholders, employees, government authorities, other Syncrude owners, Syncrude Canada management, other stakeholders and the public.

Other duties and responsibilities of the Chief Executive Officer include:

- assessing, in conjunction with the Chief Financial Officer, the principal risks of Canadian Oil Sands to ensure that the risks facing Canadian Oil Sands are being monitored and managed;
- ensuring, in conjunction with the Chief Financial Officer, effective internal controls and management information systems are in place;
- creating a corporate culture that promotes ethical practices and high performance standards; and
- abiding by specific internally established control systems and authorities, leading by personal example and encouraging all employees to conduct their activities in accordance with all applicable laws and Canadian Oil Sands' standards and policies.

Independence of Board

The Board of Directors functions independently of Management, and retains all powers that are not expressly delegated to Management. The CGC and the Board have assessed the experience, corporate skills and corporate relationships of the current directors and believe that, other than Mr. Coutu, who is an officer of the Corporation, each director is an "independent" director with reference to the requirements set out by Canadian securities regulators in Multilateral Instrument 52-110 *Audit Committee* ("**MI 52-110**") and National Policy 58-201 *Corporate Governance Guidelines* ("**NP 58-201**"). An "independent director" is a director who is independent of management and is a person who does not have any direct or indirect material relationship with the issuer which, in the view of the board of directors of the issuer, could reasonably interfere with the exercise of the member's independent judgment. All members of the Audit Committee are financially literate and independent in accordance with the Audit Requirements.

All committees of the Board of Directors are composed entirely of independent directors and in camera meetings of the independent Board members are held regularly, and at every quarterly meeting as a minimum. The composition of the Board, including the independence of the Chairman and his specified role, provides the Board with appropriate structures and procedures to ensure that the Board can function independently of Management.

Other Directorships

Certain directors of the Corporation serve as directors of other issuers. The CGC and Chairman of the Board monitor the number of other board memberships for current and proposed directors on an ongoing basis to ensure the ability of all directors to effectively act in the best interests of the Trust.

The nominees for election as directors of the Corporation that are directors of other public companies or reporting issuers are as follows: Mr. Ian A. Bourne serves as a director of Ballard Power Systems Inc., Canada Pension Plan Investment Board, Wajax Income Fund and Wajax Limited. Mr. Marcel Coutu serves as a director of Brookfield Asset Management Inc. and Great West Life Co. The Right Honourable Donald F. Mazankowski serves as a director of the following public companies: ATCO Ltd., Great West Lifeco Inc., IGM Financial Incorporated, Power Corporation of Canada, Power Financial Corporation and Yellow Pages Income Fund (several of these companies are interrelated such that effectively there are only four separate businesses); Mr. Donald Lowry serves as a director of EPCOR Power LP; Mr. Brant G. Sangster is a director of Titanium Corporation; Mr. C.E. (Chuck) Shultz is a director of Enbridge Inc. and Newfield Exploration Company; Mr. Wesley R. Twiss is a director of: Keyera Facilities Income Fund, EPCOR Utilities Inc. and Addax Petroleum Corporation; and Mr. John B. Zaozirny, Q.C. is a director of the following public entities: Pengrowth Corporation, TerraVest Income Fund, Provident Energy Ltd., Computer Modelling Group, Bankers Petroleum Inc., Coastal Energy Co., Canaccord Capital Corp., Bayou Bend Petroleum Ltd. and Pacific Rubiales Energy Corp.

Board Succession

As part of its annual process, the CGC considered succession planning for Board members and discussed guidelines to assist in the process of identifying new Board members. The profile of ideal characteristics and qualifications of nominees as well as impending changes to the governance for the Trust takes into account the Trust's governance framework and current Board composition along with the focus on marketing, financial control issues and recent changes in the political, regulatory and environmental arena applicable to the Trust. In particular, in 2008 the CGC considered upcoming retirements as well as expected future issues such as the conversion to IFRS, the anticipated conversion to a corporate structure and the current global economic turmoil facing the Trust in determining attributes for the 2009 Board candidates. The CGC, with the Board's approval retained an independent consultant to review the attributes, skills and experience of each Board member, the Trust's medium and long term goals and the mandate of the Board and its chair with a view to providing recommendations with respect to succession planning for the Board chair. The results of such assessment were reviewed with the CGC and subsequently the Board for consideration and adoption of a succession plan for the Board chair. In 2009, the intent is to extend this succession planning to the full Board.

Orientation and Continuing Education

Canadian Oil Sands has an orientation and development program for the Board, including a Board reference manual that outlines the duties and responsibilities of the Board, the committees and each member as a director. This manual is updated on a regular basis and all Board members are expected to review and be familiar with its contents. In addition, Canadian Oil Sands conducts an orientation session with new directors to review the Trust's business, expectations from directors, current issues and opportunities and corporate goals and objectives. It also provides directors with opportunities to increase their knowledge and understanding of the business through site visits of Syncrude and through specific information sessions on relevant topics. such as environmental issues relating to tailings management, water usage and greenhouse gas emissions trading and specific accounting matters such as IFRS and the expected impact of converting to IFRS in 2011. In addition, the Board is briefed on corporate governance developments and emerging best practices in corporate governance.

Expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials, are conveyed to Board members as part of the evaluation process and are also communicated in orientation sessions for new Board members.

Additionally, the Board supports, both financially and by overall tone, any director attending external programs such as the Haskayne School of Business or the ICD Directors Education Program, as a means of continuing the education of directors in their roles and responsibilities as a director. To date, four of the current directors have completed such program and hold a certification designation to that effect. Canadian Oil Sands contributes to payment of the costs of the various ongoing director education courses for its Board members.

Directors' Unit Ownership Requirements

To ensure that directors' compensation is aligned with Unitholders' interests, each non-executive director is required to hold, in Units, three times the value of annual Board retainer and the value of the annual Unit purchase award. Members have five years from the later of October 2, 2003 or the date of their appointment to meet such ownership requirements. In 2003 when these ownership requirements were established the Board determined then that, should the market value of the Units held by a director fall below the actual original purchase price actually paid by the director for such Units, the director is entitled to use the original purchase cost when calculating his ownership requirement rather than the market value. As part of this process, a director's annual compensation includes the purchase in the secondary market of Units with the directors being responsible for all taxes related to such purchase and Canadian Oil Sands assuming no tax liability for such purchase. It should be noted that these secondary market purchases, unlike entities which issue Units from treasury, do not increase the number of issued and outstanding Units. As of the date hereof, the non-executive directors meet these ownership requirements other than Messrs. Bourne, Lowry and Sangster, all of whom are within the five year period from their date of appointment by which they must achieve this holding.

Directors' Compensation

The CGC directly retains Towers Perrin to assist them in providing market data and analysis when determining the compensation for the Board members as well as information on best practices. The Board, through the CGC, periodically reviews the adequacy and form of compensation for its directors to ensure that it reflects the commitment, responsibilities and potential liabilities of being on the Board. The CGC also considers the compensation in light of market demands for experienced and skilled candidates to steward Canadian Oil Sands and its business. Recommendations by the CGC regarding director compensation are taken to the Board for approval.

For 2008, the CGC targeted compensation for board retainers and meeting attendance at the median of a peer group combined with the equity compensation which in aggregate aims to achieve a total compensation package at the 75th percentile. However, the Chairman of the Board elected to receive compensation aligned with the percentile chosen for the President and Chief Executive Officer so that the compensation of the Chairman and the most senior officer of Canadian Oil Sands were both aligned to target the 62.5th percentile. A key feature of the compensation of the directors is a participation in the value of the equity of the Trust that all Unitholders experience. In 2008, the Board determined that the value of the Units originally targeted when the compensation was established in January of 2008 had increased too significantly by the time that the Units were to be purchased in May of 2008. Accordingly, the Board modified the policy to provide a fixed value grant rather than a fixed number of Units in order to effectively keep the compensation paid to directors in line with the target amount paid to their peers. Starting in 2009, the timing to establish directors' compensation has been changed from January to the end of April, concurrent with the directors' election and closer to the date of Unit purchase in order to reduce the variance in the value provided with the Unit purchase from the target value intended to be provided.

For the period January 1, 2008 to December 31, 2008, the compensation for non-executive members of the Board was as follows:

Board of Directors(1)(4)	
Chairman of the Board Retainer(2)	$ 110,000
Board Retainer	$ 25,000
Board Meeting Fee(3)	$ 1,500
Annual Unit Purchases	
a) Chairman of the Board;	$210,500 paid in Units
b) Other Board members	$130,000 paid in Units
Committees of the Board(1)(4)	
Chair of the Audit Committee Retainer(5)	$ 20,000
Chair of the CGC Retainer(5)	$ 12,000
Chair of Reserves Committee (5)	$ 8,000
Audit Committee Retainer	$ 7,000
CGC Retainer	$ 4,000
Reserves Committee Retainer	$ 4,000
Committee Meeting Fee(3)	$ 1,500

Notes:

(1) All retainers and meeting fees were payable quarterly.

(2) The Chairman of the Board was paid meeting fees for Board and committee meetings that he attended. The Chairman did not receive the committee retainer for acting as an ex officio on any committees of the Board.

(3) Attendance by phone at committee and Board meetings is treated the same as attendance in person.

(4) Members receive reimbursement for reasonable expenses in attending Board or committee meetings.

(5) The committee Chair retainers are inclusive of the committee retainer. For the Chair of the CGC, from January 1, 2008 to April 27, 2009, the retainer was $8,000 per annum. On April 28, 2009, the retainer was then increased to $12,000 per annum.

For the fiscal year ended December 31, 2008, the table below sets out the aggregate amount of fees paid to each non-executive director in the year. As a member of Management, Mr. Coutu does not receive remuneration outside of his compensation as President and Chief Executive Officer. To the extent commission charges were payable to the third party that purchased the Units on behalf of the non-executive directors, those costs have been included in the "All Other Compensation" column below. Additionally, in 2008, any non-executive director that held three times the annual Board retainer and the value of the annual Unit purchase award prior to the third party purchase, was entitled to have the purchases made net of income tax deductions. Any director who did not hold such amount of Units prior to the purchase was required to use the full $130,000 towards Unit purchases even though the director was still within the five year time period to acquire the required ownership level of Units. This change to the compensation structure was to reinforce the importance of directors reaching their ownership requirement as soon as possible so that directors were aligned with the interests of Unitholders.

No stock options or restricted stock awards are provided to the directors.

Name	Fees earned ($)	Unit-based awards ($)(1)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)(2)	Total ($)
Ian A. Bourne	64,500	Nil	Nil	Nil	Nil	130,100	194,600
E. Susan Evans	33,500	Nil	Nil	Nil	Nil	5,000(3)	38,500
Donald J. Lowry	73,500	Nil	Nil	Nil	Nil	130,100	203,600
The Right Honourable Donald F. Mazankowski	53,000	Nil	Nil	Nil	Nil	130,205	183,205
Wayne M. Newhouse	67,000	Nil	Nil	Nil	Nil	130,235	197,235
Brant G. Sangster	61,500	Nil	Nil	Nil	Nil	130,100	191,600
C.E. (Chuck) Shultz	159,500	Nil	Nil	Nil	Nil	211,797	371,297
Wesley R. Twiss	76,000	Nil	Nil	Nil	Nil	130,145	206,145
John B. Zaozirny, Q.C.	56,000	Nil	Nil	Nil	Nil	130,235	186,235

Notes

(1) No options or Performance Awards are granted to the non-executive directors.

(2) In May 2008, a third party purchased on the secondary market Units for each non-executive director with the allotted cash amounts for equity compensation at a price per Unit of $44.9963 per Unit. The Chairman received 4,700 Units; those directors who did not have taxes withheld before the purchase received 2,889 Units and, if tax was withheld since the director met the ownership requirements without the five year period to do so, then the director received 2,022 Units.

(3) Upon her retirement from the Board on April 28, 2008, a donation of $5,000 was made to Women on Board in recognition of Ms. Evans' years of support in the training, development and promotion of women in business. Ms. Evans strongly supported

development of talented, bright young individuals, especially women, in her belief that having a well rounded mix of personal attributes and views in business, both at the corporate staff and board level, created a diversity and scope of knowledge that benefited Unitholders.

Summary of Board and Committee Meetings Held

For the 12-month period ended December 31, 2008, the table below sets out the number of Board and committee meetings held.

Meeting Type	Totals	Number with In Camera Sessions
Board	8	7
Audit Committee	6	6
CGC	7	6
Reserves Committee	4	4
Total	25	23

Summary of Directors' Attendance

For the 12-month period ended December 31, 2008, the following sets forth the attendance of Board members.

Director	Board Meetings Attended[1]	Committee Meetings Attended[1]
Marcel R. Coutu	8/8	N/A
Ian A. Bourne	7/8	12/13
E. Susan Evans[2]	3/3	6/6
Donald J. Lowry	8/8	13/13
Donald F. Mazankowski	8/8	7/7
Wayne M. Newhouse	8/8	10/10
Brant G. Sangster	8/8	11/11
C.E. (Chuck) Shultz	8/8	25/25
Wesley R. Twiss	8/8	10/10
John B. Zaozirny	8/8	8/8

Notes:

(1) Number of meetings based on membership on committee or Board at time of meeting or on attendance as Board Chair, as applicable.

(2) Ms. Evans resigned from the Board on April 28, 2008.

Unitholder Communications

Our Unitholder communications program specifically adopts the principles of providing timely, accurate and efficient disclosure of information concerning Canadian Oil Sands to all Unitholders. In addition to the required annual, quarterly and timely reporting of information, Canadian Oil Sands regularly makes presentations to industry analysts and investors. Canadian Oil Sands also meets informally upon request with investors and analysts, provided however, that in such meetings, Canadian Oil Sands adheres to all applicable laws relating to selective disclosure of material information. Canadian Oil Sands' Investor Relations Department responds in a timely manner to inquiries received from Unitholders, analysts and potential investors. Unitholder inquiries or suggestions are forwarded to the appropriate person or to senior management. Unitholders may also obtain corporate information, including copies of more recent presentations, on our external website at www.cos-trust.com.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

The following Compensation Discussion and Analysis discusses the structure, policies, principles and elements of Canadian Oil Sands' executive compensation program, as well as the people and processes involved in Canadian Oil Sands' executive compensation decisions. Information about the compensation awarded to the Corporation's Named Executive Officers can be found in the Summary Compensation Table and related compensation tables beginning on page 37.

For the last five years, the CGC has directly retained Towers Perrin to provide advice on prevailing practice and compensation data for market comparative purposes for its officers' compensation. In that role, Towers Perrin has assisted the CGC in designing a long term incentive plan for the Corporation's officers and employees. It also has provided advice on market practices for various compensation and human resource policies to provide the CGC with a perspective on appropriate policies and practises for the Trust's executives and employees. Towers Perrin provides similar information in respect of directors' compensation. Towers Perrin has not been retained to provide services for Canadian Oil Sands beyond these mandates.

Towers Perrin received the following compensation for services provided in 2008:

Directors and executive compensation and employee policy matters	$118,271
Purchase of Industry Survey data	$2,100

Compensation Structure, Policies and Principles

The compensation program for Canadian Oil Sands is based on a comprehensive reward structure that recognizes and rewards top corporate and individual performance. It is designed to attract and retain the top talent to manage the business of the Trust with a view to maximizing Unitholder value over the near and long term. With its 36.74 per cent interest in Syncrude, Canadian Oil Sands is one of the largest producers of crude oil in Canada. Canadian Oil Sands operates in a very capital intensive business that competes for investment capital against other oil sands, oil and gas and mining entities in Canada and the U.S. Executive talent that understands the capital markets, the upgrading and mining operations at Syncrude and at other oil sands producers and the marketing of crude oil products is key to the success of Canadian Oil Sands. Canadian Oil Sands effectively competes not only for capital against these other oil sands, oil and gas and mining entities but also competes for top executive talent. Given this perspective, the Board of Directors believes it was appropriate to match compensation for its executives against a peer group consistent with whom it competes for capital. The Board of Directors also believes that executives should have a significant portion of their compensation tied to the near and long term results that Unitholders experience and therefore at least 40 per cent of the Treasurer's compensation and at least 50 per cent of the other Named Executive Officers' compensation is based on variable pay in the form of short term and long term incentive payments.

As the number of employees at Canadian Oil Sands is small, the compensation structure is modelled to be consistent and to foster a sense of teamwork. Each employee receives compensation in the form of base salary, short term incentives, long term incentives, dental and health benefits and savings plan contributions. We do not have any pension plan or pension obligation for any of our employees. We combine these elements, particularly base salary, target bonus and Options and Performance Awards (issued as long term incentives), to provide a total compensation package that attracts highly qualified individuals and provides strong incentive to align efforts and motivate executives to deliver performance that creates and sustains Unitholder value.

The total compensation targets and the actual amount of base salary and value of long term incentives is established in the first two months of the year, concurrent with the CGC and the Board receiving the actual financial results and total unitholder return information from the prior year. For 2008, the CGC determined that the aggregate compensation paid to the Corporation's officers (other than the President and Chief Executive Officer) as a whole, should target the 50th percentile of compensation paid by a comparable issuer group when the Trust and the individual met the stretch performance goals that had been established for the year. If the individual executive and the Trust substantially exceeded these goals, the plan is designed to pay at the top quartile. The CGC and the Board

believe that targeting the 50th percentile with the ability to achieve the 75th percentile allowed Canadian Oil Sands to attract and retain highly qualified staff in the environment that existed in Calgary and the oil industry in particular in 2007 and early 2008. In the case of Mr. Coutu, the President and Chief Executive Officer, the CGC believe that the scope of responsibility and duties as President and Chief Executive Officer and as Chairman of Syncrude Canada Ltd. and the Syncrude Management Committee warranted targeting a higher percentile to attract and retain the level of talent and experience necessary for such key roles. Mr. Coutu deals with the CEO's of some of the largest oil and gas and finance entities in Canada and internationally. As well, in the last two years, Mr. Coutu has assumed a larger role in his interaction with governments, both federal and provincial, over important issues such as trust taxation, royalty regimes and environmental issues, all of which have a significant impact on Canadian Oil Sands. Accordingly, the CGC targeted the 62.5th percentile of compensation paid by a comparable issuer group when the Trust and the individual met the stretch performance goals that were established for the year. If Mr. Coutu and the Trust substantially exceed these goals, the plan is designed to pay in the top quartile.

The comparator group used to determine the total compensation amount for each of the Named Executive Officers is a combination of oil and gas and mining corporations and trusts which operate in Canada, primarily in Alberta, known as Group 1 and Group 2 companies (generally, of similar size to Canadian Oil Sands) in the Towers Perrin Energy Survey (the "Peer Group"). In 2008, the Peer Group included approximately 50 private and public entities.

Group 1 and 2 Companies

Agrium Inc.	Enbridge Inc.	Nexen Inc.
Alliance Pipeline Ltd.	EnCana Corporation	NOVA Chemicals
AltaLink Management Ltd.	ENMAX Corporation	Pengrowth Corporation
ARC Resources Ltd.	EPCOR	Petro-Canada
ATCO Electric	ExxonMobil Canada	Praxair Canada Inc.
ATCO Ltd. & Canadian Utilities Limited	FortisAlberta Inc.	SaskEnergy
ATCO Power	Hunt Oil Company of Canada	Shell Canada Limited
BC Hydro	Husky Energy Inc.	Spectra Energy Transmission
BP Canada Energy Company	Imperial Oil Limited	Suncor Energy Inc.
Canadian Natural Resources Limited	INEOS Canada Partnership	Syncrude Canada Ltd.
Chevron Canada Limited	Inter Pipeline Fund	Talisman Energy Inc.
Chevron Canada Resources (Upstream)	Irving Oil Limited	TAQA North Ltd.
Compton Petroleum Corporation	Kinder Morgan Canada Inc.	Terasen Gas
ConocoPhillips Canada	LANXESS Inc.	TransAlta Corporation
Devon Canada Corporation	Marathon Oil Canada Corp.	TransCanada Pipelines Limited
Dow Chemical Canada, Inc.	NAL Resources	Vermillion Energy Trust

Company	2007 Revenue ($Millions)	2007 Assets ($Millions)	Market Cap. Oct 31/08 ($Millions)	Enterprise value Oct. 31/08 ($Millions)
25th Percentile	717	2,294	2,135	4,206
50th Percentile	2,838	5,618	8,633	11,846
75th Percentile	8,820	15,672	25,580	32,119
Canadian Oil Sands Limited	3,633	7,271	15,588	16,426
Percentile Rank	57%	59%	67%	60%

In early 2009, the CGC and the Board considered the current market dynamics and market data presented by Towers Perrin on compensation practises for 2008 and those expected for 2009. While the annual financial results for Canadian Oil Sands exceeded the original guidance for the year in terms of revenues, production and operating costs at Syncrude were below expectations. The performance by Canadian Oil Sands against its peers had fallen behind a number of its peers in the oil and gas industry. As well, crude oil prices in the last quarter of 2008 and first two months of 2009 had significantly declined from prior year record highs. Accordingly, except for moving the Chief Financial Officer, Treasurer and Executive Vice President to match market (being the 50th percentile of where their peers were in 2008), all of the Named Executive Officers were given a zero per cent increase in their total compensation for 2009. Also see the discussion below under "Performance Graph".

Performance Graph

The Units are listed and posted for trading on the TSX under the trading symbol "COS.UN". The following line graph and table assume a $100 investment on December 31, 2003, and compare the change in the cumulative total return on the Units over the five-year period ending December 31, 2008 with the cumulative total return of each of the S&P/TSX Composite Index and the S&P/TSX Energy Trust Index (assuming, in each case, reinvestment of all dividends and distributions) over the same period:



CANADIAN OIL SANDS TOTAL RETURN INDEX
(December 31, 2003 to December 31, 2008)
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
Dec 31, 2003
Dec 31, 2004
Dec 31, 2005
Dec 31, 2006
Dec 31, 2007
Dec 31, 2008
Canadian Oil Sands Trust
S&P TSX Energy Trust Index
S&P/TSX Composite

	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2006	Dec. 31, 2007	Dec. 31, 2008
Canadian Oil Sands Trust	100	154.09	294.89	394.84	493.31	295.89
S&P/TSX Energy Trust	100	114.53	142.30	166.87	183.28	122.78
S&P/TSX Composite	100	129.67	193.53	186.26	192.12	140.09

Canadian Oil Sands' TSR declined in 2008, consistent with the broad market decline. In comparing executive officer compensation over the five year period, the value of the compensation package increased each year during the period 2003 to 2008 consistent with the increase in the value of the Units and growth of Canadian Oil Sands from 2002 to 2007. The CGC and the Board consider the compensation for its executive officers immediately following the end of the year (e.g. in January of 2008 following the results at year end December 31, 2007). The target compensation, being the annual base salary, short term incentive bonus and long term incentive grants, are set early in the year. Actual compensation received in any year depends on individual exercise patterns of Unit options as well as the performance of the Unit price. By the end of 2008, all of the option grants made during the period 2006 to 2008 were out of the money. This, together with the decline in the value of the Units held by them, resulted in the NEO's losing, on average, over 50 per cent of their equity-based exposure in Canadian Oil Sands. This illustrates that Canadian Oil Sands executives have a significant amount of pay "at risk" and have experienced as great a reduction in value as the Unitholders.

Annual Base Salary

The annual base salary of each NEO is reviewed annually to ensure that it properly reflects a balance of market conditions, the levels of responsibilities and accountability of each individual, their unique experience, skills and capability and the level of sustained performance in light of the fiscal resources available to Canadian Oil Sands. Canadian Oil Sands utilizes the data and analyses provided by Towers Perrin to assist in this annual process. As noted above, based on the actual results for 2007 both in terms of financial returns, total Unitholder returns and Canadian Oil Sands role in dealing with the other Syncrude joint venture owners and in particular, Imperial Oil, the Board believes that it was appropriate that Canadian Oil Sands pay an annual base salary, annual target bonus and long term incentives for 2008 which will result in total compensation targeted at the 62.5th percentile of the total compensation paid by the Peer Group for the President and Chief Executive Officer and near the 50th percentile of total compensation paid by the Peer Group for all of the other NEOs. Towers Perrin provides advice on the appropriate benchmark for each NEO, bearing in mind the size and complexity of each role. The CGC determined the individual positioning against the competitive data. Canadian Oil Sands closely monitors both industry and demographic trends to ensure that we can retain top talent to sustain the performance of the Trust over the medium and long term.

Annual Target Bonus or Short Term Incentive Plan

The annual target bonus is designed in light of the Trust's business strategies and performance targets for a given year and involves a combination of corporate financial and operational goals and individual goals. Each NEO has a percentage of his or her base salary set as the target bonus. The target award is determined by market data. The award is determined based on corporate performance and personal performance. The maximum payout amount is twice the target for exceptional performance. For 2008, the CGC established annual target bonuses for each of the Named Executive Officers which included corporate and individual performance and were based on the following allocation:

Total Shareholder Return:	35%
Return on Capital Employed:	35%
Individual Performance Against Goals:	30%

Corporate performance was measured by looking at TSR (total unitholder return) and ROCE (return on productive capital employed). These elements were selected to align the executive group's performance with Unitholders' interests. The Trust competes for both investors and capital with other oil sands, oil and gas and mining entities and the CGC and Board believe that these measures offer clear indicators of the Trust's performance relative to those other entities.

The CGC also assessed each NEO's performance against the objectives and goals established for him or her. Each year, these goals and objectives are established in conjunction with the goals and targets formed as part of the strategic plan for the Trust for that year.

A goal of Canadian Oil Sands is to expand its business through development and increased production of its oil sands reserves and resources. This goal involves employing capital in a cost effective manner to provide economic rates of return. The first element, being TSR, is used to compare the attractiveness of investor returns generated by Canadian Oil Sands against those entities against whom the Board feels Canadian Oil Sands competes for capital. No payout will be made if rank is below the 35th percentile and 2.0 times target will be paid if the percentile rank is at or above the 80th percentile. In 2008, the Trust's total unitholder return (at negative 40 per cent) was below the 35th percentile of the comparable peer group, driven by falling crude oil prices and the decline in market values as well as high capital costs in the oil sands industry. As a result, the TSR payout was zero. Outlined below are the results of this TSR comparator group against the Trust for the year 2008:

Comparator Group	TSR %[1]
Teck Cominco Limited	(83.5)
Suncor Inc.	(55.8)
Petro-Canada	(49.0)
Penn West Energy Trust	(38.2)
Nexen Inc.	(32.8)
Canadian Natural Resources Ltd.	(32.4)
Enerplus Resources Fund	(31.3)
S&P/TSX Oil & Gas E&P Index[2]	(30.8)
Husky Energy Inc.	(27.9)
ARC Energy Trust	9.9
Canadian Oil Sands Trust	(40.0)
Percentile Rank	31st

Notes:

(1) Derived from Bloomberg.

(2) For the purpose of this analysis, the S&P/TSX Oil & Gas E&P Index is treated as a comparator.

This is the first time in the last five years that Canadian Oil Sands has fallen below a twenty per cent annual total Unitholder return. Set out below is the percentage change in the yearly total unitholder returns for the Trust over each of the past five years.

	Yearly returns				
	2004	2005	2006	2007	2008
COS	54.1%	91.4%	33.9%	24.9%	-40.0%


Canadian Oil Sands Trust Yearly Returns(1)
Yearly Return (%)
100%
80%
60%
40%
20%
0%
-20%
-40%
-60%
2004
2005
2006
2007
2008

Note:

(1) Includes Unit value appreciation plus distributions on the assumption that the distributions are reinvested during a particular year.

The second element, ROCE, measures the return on average productive capital employed (before interest expense, future tax expense and unrealized foreign exchange gains and losses) achieved against budget. ROCE is a measure of the returns the Trust realizes on its assets that are in productive use and is a non-GAAP measure. In calculating ROCE, we exclude major expansion projects that are not yet used in production. In 2008, there were no such expansion projects that were excluded. Each year, Canadian Oil Sands establishes a budget that provides targets for production, operating costs, revenues and in turn, generates an estimate of the return on productive capital for that year. Under the short term incentive plan, target payout in respect of ROCE is established based on actual

ROCE relative to budgeted ROCE. For 2008, payout under this factor was determined after the year end based on actual results as follows:

Actual ROCE		Payout
More than 2% below target	=	0
Over 1% and up to and including 2% below target	=	0.5 x target
Target or up to and including 1% above or below	=	1.0 x target
Over 1% and up to and including 2% above target	=	1.5 x target
More than 2% above target	=	2.0 x target

ROCE is impacted primarily by crude oil prices and also by production. Management's decision to not hedge crude oil prices in 2008 resulted in an overall weighted average net realized selling price of approximately US$100 per barrel, which was higher than the original budgeted amount of US$80 per barrel. Production, the second factor, at 106 million barrels was below the original budget of 115 million barrels (gross to Syncrude). While the lower production negatively impacted the calculation of ROCE, higher crude oil prices more than compensated for such lower production with Canadian Oil Sands generating a ROCE of 34 per cent compared to the budget of 22.7 per cent. Accordingly, a payout of two times target under the ROCE component of the Annual Bonus was made to the NEOs.

The calculation of payments under both the ROCE and TSR components of the short term incentive plan is objective. The third component of that plan, the personal component, is comprised of both objective and subjective factors. Annually, objectives are established for each officer. The CGC and the Board considered the key issues to be addressed in managing the Trust's business operations and how management met the short and medium term challenges to the Trust. The CGC takes into account the objectives set for each officer at the beginning of each year and unforeseen changes to the business environment in the plan year.

In 2008, a significant objective for Messrs. Coutu, Kubik, Hagerman and Dawson and Ms. Curran was the analysis of various royalty scenarios and the completion of negotiations with the Alberta government and the other Syncrude joint venture owners with regard to the Alberta Crown royalty regime. Mr. Coutu played a major role in relation to the royalty discussions with the Province of Alberta in very challenging circumstances. Mr. Coutu and other members of senior management, together with representatives from Imperial Oil, were the lead negotiators for the Syncrude owners on the new royalty regime proposed by the Alberta Government. Messrs. Coutu, Kubik, Hagerman and Dawson and Ms. Curran analyzed and participated in formulating the decision to exercise the bitumen royalty option held by the Syncrude joint venture owners. The negotiations were intricate and lengthy in nature, involving not only discussions with the Alberta Government but also discussions and co-ordination of views within the Syncrude joint venture owner group. In assessing each of these individual's performance for the year, the CGC and the Board considered the complexity and importance of these negotiations and the role that each executive officer played in such negotiations as well as the final negotiated Alberta Crown royalty agreements.

In addition, the NEOs were assessed on their ability to react to the market turmoil that started in September 2008 and worsened towards year end. The strength of Canadian Oil Sands' balance sheet and the credit facilities in place allowed the Trust more flexibility than some of its peers in the oil sands industry and the CGC considered this accomplishment in its determination of the annual bonus payments for 2008.

The Trust also provided outstanding financial reporting and disclosure with a clean audit report and compliance with regulatory standards. Management developed a preliminary plan for the conversion to IFRS with ongoing quarterly reports as to the progress with such plan. Not only did Canadian Oil Sands conduct its own internal research on the IFRS conversion but it also participated in external industry meetings, identifying issues in

advance of any industry notification as well as co-ordinating discussions with the internal and external auditors on issues relating to IFRS from their experience in Europe and Australia where IFRS has already been adopted.

Also in 2008 Mr. Coutu and members of his team made concerted efforts with respect to general government relations. Mr. Coutu actively participated in presentations and acted as a key spokesperson for the oil sands sector on the perceptions of that sector held by the public and by government. At the same time, Messrs. Coutu and Kubik continued to play an active role in investor relations, focusing in particular on potential and existing investors outside Canada. Throughout the year, Mr. Coutu demonstrated strong leadership with his management team and staff continually strengthening the team at the Trust.

Additionally, progress was made on Canadian Oil Sands' long term growth plans, with the Syncrude joint venture owners agreeing to advance various pre-engineering work for the Stage 3 debottleneck and Stage 4 plans as well as working towards co-ordination of industry knowledge on issues related to tailings management. Canadian Oil Sands also increased its operational knowledge through external hires and thereby moved towards fulfilling its internal succession plans for the longer term with development of various employees in key roles. The CGC recognized that, as a 36.74 per cent joint venture owner, Mr. Coutu could not determine the outcome at Syncrude if other Syncrude owners voted differently but that an important goal for Mr. Coutu was the influence of decisions to improve operational efficiencies and increase production at Syncrude. In 2008 improvements were made in relation to the upgrading operations at Syncrude but operating costs increased and production in 2008 was lower compared with 2007. However, a business understanding has been reached regarding a co-operation agreement between Imperial Oil and Syncrude Canada with regard to the sharing of engineering design and construction of mining trains at Kearl Lake and Aurora North with a view to creating more cost effective capital projects.

The CGC and the Board considered the foregoing factors in determining the bonus for the personal component. The Board awarded Mr. Coutu 1.5 times his target bonus on his personal component; Mr. Hagerman, 2 times; Mr. Dawson, 1.5 times and Mr. Kubik, 2 times. Ms. Curran was awarded 1.75 times her target on the personal component. No discretion of the CGC or Board was applied to any component of the Annual Target Bonus other than in relation to the personal component of the plan.

Long Term Incentive Plan

In 2006, the CGC and the Board, having considered market best practices and advice from Towers Perrin, implemented a long term incentive program for its senior officer group which consists of the granting of stock options and the issuance of Performance Awards under the Performance Unit Incentive Plan. In 2007 and 2008, this same two part long term program continued for its senior officers with only stock options being granted as part of the long term incentive program for the remainder of its employees. The Trust uses these long term incentives to align the interests of employees with those of its Unitholders. Under such plans, certain employees, including the Named Executive Officers, are provided an annual grant based on the individual's performance and on market competitiveness. As noted above, the goal for 2008 was to target compensation at the 62.5th percentile of the Peer Group for Mr. Coutu and near the 50th percentile of the Peer Group for the other NEO's. In early 2008, the CGC and the Board decided Mr. Coutu's long term incentive component for 2008 would be 250% of his base salary to achieve most of the increase in his total target compensation from the 50th percentile to the 62.5th percentile. The CGC and the Board felt that it was appropriate that a significant portion of Mr. Coutu's compensation be tied to the results that would be achieved over the next several years in regards to creating and maintaining Unitholder value. Accordingly, more of his compensation was "at risk" in that his ability to earn payouts under the Performance Unit Incentive Plan described below depended on Canadian Oil Sands achieving higher total unitholder returns compared to the established peer group and also that his ability to realize value through the stock option plan would be dependent upon Canadian Oil Sands Unit price achieving a value higher than at the time of grant. The CGC determines the appropriate percentage of the individual officer's annual base salary to be awarded in the form of stock options and Performance Awards. In 2008, the long term incentive plan for the senior officers was comprised of two equal parts: (i) options under the 2005 Option Plan and (ii) Performance Awards. As new grants reflect compensation for the upcoming year, the Board does not take into account previous grants of long term incentive awards when considering new grants. As these compensation instruments are "at risk" forms of compensation, the CGC also does not consider ameliorating the impact of options whose value has dramatically declined or increased as a result of current financial conditions at the time of grant.

(a) Summary of 2002 Option Plan

The options granted prior to 2006 were granted under the terms of the unit option and distribution equivalent plan (the "**2002 Option Plan**") that was approved by Unitholders in 2002. Under the terms of the 2002 Option Plan, (a) the aggregate number of Units reserved for issuance to any one person under the 2002 Option Plan, or any other Unit incentive plan of the Trust, shall not at any time exceed five per cent of the total number of Units then outstanding; (b) the number of Units reserved for issuance to insiders under the 2002 Option Plan will not exceed 10 per cent of the number of Units then outstanding; (c) the Trust and the Corporation, collectively, will not issue to insiders, within a one-year period, that number of Units exceeding 10 per cent of the number of Units then outstanding; and (d) the Trust and the Corporation, collectively, will not issue to any one insider and such insider's associates, within a one-year period, that number of Units exceeding five per cent of the number of Units then outstanding.

The 2002 Option Plan provides that: (a) the exercise price of the options shall not be at a discount to the market price which is defined as the weighted average trading price of the Units on the Toronto Stock Exchange on the five (5) trading days preceding the date of the grant and shall not be adjusted without approval by the Unitholders; (b) unless otherwise determined by the Board of Directors at the time of grant, the options will expire on the seventh anniversary of the date of grant but, in any event, no option may be exercised more than ten (10) years after it is granted; (c) unless otherwise determined by the Board of Directors at the time of grant, options granted under the 2002 Option Plan shall be subject to a three (3) year vesting period with one-third vesting on each of the first three anniversary dates; and (d) a holder of options may elect to surrender the vested options to the Trust in exchange for an amount equal to the excess of the fair market value of the options (based on the weighted average trading price of the Units on the exchange during the five (5) trading days preceding the date of surrender or the price pursuant to an offer made for all of the issued and outstanding Units, whichever is greater) over the exercise price for each such option and such election shall be subject to acceptance or rejection by the Trust, through the Corporation; however, if the Trust does not accept the surrender, the notice of surrender shall be deemed to be withdrawn and the options in respect of which such notice was provided shall again become subject to their original terms as if such notice of surrender had not been provided.

In the event of a "Change of Control" of the Trust (as defined in the 2002 Option Plan), all outstanding options that have been granted under the 2002 Option Plan will become vested and exercisable in full. In addition, the 2002 Option Plan provides that the exercise period and vesting period may be shortened upon certain events of retirement, disability, death, termination for cause and termination without cause, all as defined in the 2002 Option Plan. As of the date hereof all options issued under the 2002 Option Plan are fully vested.

Subsequent to June 1, 2005, no new options were issued or could be issued under this 2002 Option Plan. In 2008, all options under the 2002 Option Plan were exercised by year end. Accordingly, the 2002 Option Plan no longer is in existence and in the future, no disclosure with regard to the 2002 Option Plan will be made.

(b) Summary of 2005 Option Plan

All options issued after June 1, 2005 were issued pursuant to the 2005 Option Plan. The 2005 Option Plan provides that: (a) unless otherwise determined by the Board of Directors at the time of grant, the options will expire on the seventh anniversary of the date of grant (but, in any event, no option may be exercised more than ten (10) years after it is granted) unless terminated earlier upon the holder ceasing to be an eligible participant in accordance with the terms of the 2005 Option Plan; and (b) unless otherwise determined by the Board of Directors at the time of grant, options granted under the 2005 Option Plan are subject to a three (3) year vesting period with one-third vesting on each of the first three anniversary dates.

The exercise price of options shall not be less than the "weighted average trading price" of the Units on the TSX for the trading day immediately prior to the date of grant. To the extent that distributions exceed a set threshold (the "**Distribution Threshold**"), the exercise price for the options shall be reduced by the lesser of the amount of the distributions in the year and the decline, if any, in the trading price of the Units since the date of the option grant. Through this mechanism, the optionholder effectively is able to participate, subject to the Distribution Threshold, in distributions. Under the terms of the 2005 Option Plan, the Board of Directors may adjust this Distribution Threshold each year. The Distribution Threshold was set at $3.00 per Unit per year for options issued in 2008. The Distribution Threshold was $0.40 per Unit per year for options issued in 2005, $0.80 per Unit per year

in 2006 and $1.20 for 2007. The 2005 Option Plan provides that any repricing of the option, other than the decrease described above for distributions, requires the prior approval of Unitholders.

The maximum number of Units issuable under the 2005 Option Plan is two per cent of the issued and outstanding Units. In addition, the 2005 Option Plan restricts the aggregate number of Units reserved for issuance to any one optionee under such plan, together with all other unit compensation arrangements of Canadian Oil Sands involving the issuance of Units from treasury, from exceeding five per cent of the issued and outstanding Units. In addition, no more than five per cent of the issued and outstanding Units may be reserved at any time for insiders under the combination of the 2005 Option Plan and all other share compensation arrangements of Canadian Oil Sands involving the issuance of Units from treasury. The 2005 Option Plan also provides that, in any one year period, there cannot be granted options to insiders in excess of five per cent of the number of issued and outstanding Units of the Trust at the time of grant. The Units in respect of which options are not exercised prior to their expiry or cancellation shall be available for subsequent options grants.

The 2005 Option Plan provides for the early termination of the exercise period upon circumstances as follows:

(i) if the optionee dies, then all outstanding unvested options immediately vest and the legal representative has the right to exercise the options at any time up to and including the earlier of the expiry date for those options and two years from the date of death;

(ii) if the optionee falls under long term disability, all outstanding unvested options immediately terminate (other than those that would have vested within one year of the date that the optionee was subject to the long term disability and then the optionee or their legal representative has up to and including the earlier of the expiry date for those options and one year from the date of disability);

(iii) if the optionee is terminated for cause, then all outstanding unvested options automatically terminate; and

(iv) if the optionee is terminated without cause or resigns then all outstanding unvested options terminate unless the Board provides for an extended vesting of the options in the case of a termination without cause or a retirement. In any event, the person has the ability to exercise their vested options at any time up to and including the earlier of the expiry date of the options and ninety days after the date of resignation or termination without cause.

The 2005 Option Plan also has an amendment provision which provides that, subject to regulatory approval, the Board may from time to time add to, delete from, alter or otherwise amend the provisions of the 2005 Option Plan or any options or rights and entitlements granted as it sees fit provided that:

(i) no amendment may change the manner of determining the exercise price or, without the consent of the optionee, materially and adversely impair, alter or amend any option or right previously granted to the optionee;

(ii) subject to the adjustment provisions relating to consolidation or stock splits, change an exercise price without the prior approval of a majority of Unitholders present in person or by proxy at a meeting of Unitholders called for that purpose; and

(iii) terminate the Plan in a manner which would derogate from the rights of the optionees prior to the date of termination.

The 2005 Option Plan is administered by the Board of Directors or, at the Board's discretion, by the CGC. Options may be granted and issued only as and if determined and recommended by the Board of Directors or the CGC, as the case may be. The Board of Directors and the CGC will have discretion to determine from time to time which officers, employees or consultants of the Corporation would be eligible to participate in the 2005 Option Plan, some of whose participation is subject to regulatory approvals. Non-executive directors are not entitled to participate in the 2005 Option Plan.

The 2005 Option Plan also provides that, in the event of a "Change of Control" of the Trust (as defined in the 2005 Option Plan), all outstanding options that have been granted under the 2005 Option Plan will become vested and exercisable in full. In addition, the 2005 Option Plan provides that the exercise period and vesting period may be shortened upon certain events such as disability, death, termination for cause and termination without cause, all as more clearly defined in the 2005 Option Plan. In addition, in certain circumstances, the Board has discretion to provide for accelerated vesting of options and in other circumstances there will be automatic acceleration of vesting. See the discussion on page 40 under "Executive Compensation – Termination and Change of Control Benefits" with regard to the amounts theoretically payable to the NEO's in the event of these circumstances.

If the outstanding Units are increased, decreased, changed into or exchanged for a different number or kind of Units or securities of Canadian Oil Sands through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board, in its discretion, in the number or kind of unit options and the exercise price per unit, as regards previously granted and unexercised options. No options granted pursuant to the 2005 Option Plan may be assigned or transferred by an optionee. As of March 5, 2009, there were 1,269,933 options outstanding under the 2005 Option Plan.

(c) Performance Unit Incentive Plan

In the fall of 2005, Canadian Oil Sands adopted a performance unit incentive plan (the "**Performance Unit Incentive Plan**") of the Trust which authorizes the Corporation to grant awards of performance Units ("**Performance Awards**") to officers, other select employees and consultants ("**Service Providers**") of the Trust and its affiliates. At the current time, no Units are to be issued from treasury pursuant to the Performance Unit Incentive Plan. Instead, they are to be purchased in the secondary market. Performance Awards are earned on the third anniversary of the date of grant and, upon earning, entitle the holder to receive an amount either in the form of Units (purchased in the secondary market) or in cash equal to the aggregate current market value (based on the weighted trading average of the Units on the TSX on the five (5) trading days immediately preceding the date of the Units being earned) of the number of Units subject to the Performance Award. The number of Units under the Performance Award is dependent on the Total Unitholder Return (as defined in the Performance Unit Incentive Plan) generated by the Trust relative to a peer comparison group of oil and gas income trusts and other companies and indices. The Board determines the composition of such peer comparison group from time to time. For 2008, the Board used a comparator group comprised of:

(i) S&P/TSX Oil & Gas E&P Index (E&P, not integrated);

(ii) Suncor Energy Inc.;

(iii) Fording Canadian Coal Trust;

(iv) Canadian Natural Resources Ltd.;

(v) Enerplus Resources Fund;

(vi) Nexen Inc.;

(vii) Penn West Energy Trust;

(viii)Husky Energy Inc.;

(ix) Petro-Canada; and

(x) ARC Energy Trust.

with the proviso that, in the event that one of the foregoing entities no longer exists at any point during the three year vesting period, then the following entities will be inserted in their place in the order noted below:

(xi) Teck Cominco Limited;

(xii) Talisman Energy Inc.; and

(xiii) S&P/TSX Capped Energy Trust Index.

As Fording Canadian Coal Trust was acquired in 2008, Teck Cominco has been automatically moved into the peer group as per the plan for those Performance Awards granted in 2008. The Performance Awards made in 2008 will not vest until 2011, three years after the date of grant.

The plan is designed to be market competitive and reflect Unitholder value creation. The Board set the threshold target and maximum levels for the 2008 grants such that, if Canadian Oil Sands achieves a total unitholder return below the 35th percentile of the foregoing peer group, the number of Units earned would be zero, but if the percentile rank is equal to or greater than the 80th percentile, the Units awarded are double the target. Performance between the 35th and 80th percentiles is interpolated on a linear basis. For example, 50th percentile results in a target award.

Recipients of the Performance Awards may direct the cash payout to a specified brokerage firm to purchase Units in the market on the recipients' behalf. The Corporation has agreed to pay all of the commissions and brokerage fees associated with such purchased Units. Also, the Board may elect in certain restricted circumstances to purchase Units, as agent for holders of Performance Awards, in the market, and then deliver to the holders of Performance Awards the number of Units to which the holders are entitled under their Performance Awards. While the Performance Unit Incentive Plan also allows for issuances of Units from treasury, no such Units can be issued until Unitholder approval is obtained. As of the date hereof, no such Units have been issued from treasury.

The Performance Unit Incentive Plan provides for cumulative adjustments to the cash or number of Units to be paid pursuant to the Performance Awards on each date that distributions are paid. To the extent that the underlying Units are earned, such Units attract distributions, which are in essence reinvested in additional Units as distributions are made throughout the performance period.

In the event of a "Change of Control" of the Trust (as defined in the Performance Unit Incentive Plan), Performance Awards will be paid immediately upon the Change of Control being completed based on the performance achieved from the date of grant to the date of the Change of Control, adjusted for the abridgement period. The Performance Unit Incentive Plan also provides for the payout and/or termination of Performance Awards in the event of the cessation of employment or death of a holder based on the performance achieved from the date of grant to the date of death or cessation of employment, adjusted for the abridged measurement period. See the description on page 40 under "Executive Compensation – Termination and Change of Control Benefits" with regard to the theoretical payment to NEO's under these circumstances.

The fair value of the Performance Unit Incentive Plan is expensed in the Trust's financial statements on an annual basis based on the vesting period and expected payouts of the Performance Awards.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights as at December 31, 2008	Weighted-average exercise price of outstanding options, warrants and rights as at December 31, 2008	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) as at December 31, 2008[2]
Equity compensation plans approved by securityholders[1]	828,261	$32.83	8,802,546 (9,630,807 originally approved less 828,261)
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	828,261	$32.83	8,802,546

Notes:

(1) As at December 31, 2008, there were no options issued or issuable under the 2002 Option Plan and 828,261 options issued under the 2005 Option Plan. All future option grants are to be under the 2005 Option Plan and the 2002 Option Plan is effectively terminated. For a description of the 2005 Option Plan, see "Compensation Discussion and Analysis – Long Term Incentive Plan – Summary of 2005 Option Plan."

(2) Unitholders approved the 2005 Option Plan having a floating 2% per cent of the issued and outstanding units available for issuance under that plan at the 2008 annual and special meeting of Unitholders. Accordingly, as there were 481,540,387 Units issued and outstanding at December 31, 2008, there were 9,630,807 options available to be issued of which 828,261 had been issued.

Pension/Savings Plan Benefits

As the Trust has a small number of employees, there is no pension plan for any of the employees, including the Named Executive Officers. Instead the Corporation makes monthly cash payment to each employee in lieu of having any retirement program. This cash is fully vested with the employee upon payment to such employee's designated savings account. This amount for the NEOs is reflected under the heading "All Other Compensation" in the Summary Compensation Table on page 37.

Executive Ownership Guidelines

With a view to aligning Management's interests with those of Unitholders, Canadian Oil Sands requires its executives to hold the level of Units outlined below:

Executive Level	Ownership Requirement
President and Chief Executive Officer	3 times base salary
Chief Financial Officer	2 times base salary
Chief Operations Officer	1.5 times base salary
General Counsel and Corporate Secretary	1.5 times base salary
Treasurer	1.0 times base salary

Executives to whom this policy applies must reach the minimum required level of Unit ownership within five years of the latter of July 2004 and their date of hire, or promotion, as applicable. Ownership requirements also apply to persons becoming executives, and such individuals are required to reach the required level within five years of the date of his or her appointment. In calculating ownership, the aggregate value of Units owned (but not the value of any exercisable and vested stock options) is used. As of March 5, 2009, all of the executives satisfy their ownership requirements other than Messrs. Roberts and Dawson, both of whom are within the five year time period during which each of them has to accumulate these holdings. Mr. Hagerman holds in excess of 1.5 times his base salary.

Report of the Corporate Governance and Compensation Committee

The CGC has reviewed and discussed the Compensation Discussion and Analysis contained in this Circular with management, and based on this review and discussion, recommends that it be included in this Circular.

Submitted by the Corporate Governance and Compensation Committee:

Donald J. Lowry (Chair)
Ian A. Bourne
Donald F. Mazankowski
Brant G. Sangster
John Zaozirny

CURRENT OFFICERS

There are no direct officers of the Trust. Instead, management of the Trust is exercised by the Corporation and the Corporation's directors and officers. The following table identifies each of the officers (the "**Officers**") of the Corporation as at the date hereof, their municipalities of residence, their current office, their principal occupations for the five year period preceding December 31, 2008, and the number of Units beneficially owned or over which control or direction is exercised by each such Officer as at March 5, 2009:

Name and Municipality of Residence	Current Office	Five Year History of Principal Occupations	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at March 5, 2009
C.E. (CHUCK) SHULTZ Calgary, Alberta	Non-executive Chairman of the Board	Chairman and Chief Executive Officer, Dauntless Energy Inc. (private oil and gas corporation)	128,692
MARCEL R. COUTU Calgary, Alberta	President and Chief Executive Officer	President and Chief Executive Officer of the Corporation	1,654,751(1)
RYAN M. KUBIK Calgary, Alberta	Chief Financial Officer	Chief Financial Officer of the Corporation since April, 2007; prior thereto, Treasurer of the Corporation from September, 2002 to April, 2007 with a dual role as Controller from July, 2005 to July, 2006	203,773
TRUDY M. CURRAN Calgary, Alberta	General Counsel and Corporate Secretary	General Counsel and Corporate Secretary of the Corporation	77,507
TREVOR R. ROBERTS Calgary, Alberta	Chief Operations Officer	Chief Operations Officer of the Corporation since September, 2005; prior thereto, Vice President, Operations of Suncor Inc. from 1997 to May, 2005	1,000
ALLEN R. HAGERMAN, FCA Calgary, Alberta	Executive Vice President	Executive Vice President since April, 2007; prior thereto, Chief Financial Officer of the Corporation from June, 2003 to April, 2007	207,228
DARREN HARDY Calgary, Alberta	Vice President, Operations	Vice President, Operations of the Corporation since September 2, 2008; prior thereto, Business Unit Manager of Syncrude Canada Ltd. from September 25, 1989 to August, 2008	2,496(2)
ROBERT P. DAWSON Calgary, Alberta	Treasurer	Treasurer of the Corporation since May, 2007; prior thereto, Director, Financial Governance and External Reporting, Suncor Energy Inc. from March, 2004 to April, 2007; prior thereto, Finance Director, Corporate, Global Crossing Ltd.	2,000
LAUREEN C. DUBOIS Calgary, Alberta	Controller	Controller of the Corporation since January, 2004; prior thereto, Manager, Accounting of the Corporation from November, 2002 to January, 2004	39,447(3)

Name and Municipality of Residence	Current Office	Five Year History of Principal Occupations	Number of Units Beneficially Owned or over which Control or Direction is Exercised as at March 5, 2009
SIREN FISEKCI Calgary, Alberta	Director, Investor Relations	Director, Investor Relations of the Corporation since April, 2006; prior thereto, Manager, Investor Relations of the Corporation from November, 2002 to April, 2006	41,759[(4)]
SCOTT W. ARNOLD Calgary, Alberta	Assistant Treasurer	Assistant Treasurer of the Corporation since January, 2007; prior thereto, Senior Financial Analyst of the Corporation from July 2005 to January 2007; prior thereto, Senior Manager, Financial Advisory, Deloitte & Touche LLP from 2002 to July 2005	1,000

Notes:

(1) Includes 45,629 Units over which Mr. Coutu exercises control or direction.

(2) Includes 496 Units over which Mr. Hardy exercises control or direction.

(3) Includes 50 Units over which Ms. DuBois exercises control or direction.

(4) Includes 299 Units over which Ms. Fisekci exercises control or direction.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the total compensation paid or payable in respect of each of the last three financial years, to the Chief Executive Officer and Chief Financial Officer of the Corporation and to each of the Corporation's other three most highly compensated executive officers (other than Mr. Shultz who is a non-executive Chairman) (the "**Named Executive Officers**" or "**NEOs**") during the financial year ended December 31, 2008:

Name and principal position	Year	Salary ($)	Unit-based awards ($)(1)	Option-based awards ($)(2)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)(4)	Total compensation ($)
					Annual incentive plans(3)	Long term incentive plans			
MARCEL R. COUTU President and Chief Executive Officer	2008	800,000	1,000,000	1,000,000	690,000	Nil	Nil	208,000	3,698,000
	2007	675,000	506,250	506,250	1,520,294	Nil	Nil	175,500	3,383,294
	2006	575,000	431,250	431,250	1,396,974	Nil	Nil	149,500	2,983,974
RYAN M. KUBIK(5) Chief Financial Officer	2008	330,000	132,000	132,000	214,500	Nil	Nil	69,300	877,600
	2007	242,830	106,660	106,660	225,880	Nil	Nil	51,018	733,048
	2006	180,000	54,000	54,000	211,607	Nil	Nil	37,800	537,407
TRUDY M. CURRAN General Counsel and Corporate Secretary	2008	280,900	112,360	112,360	137,641	Nil	Nil	61,798	705,059
	2007	265,000	106,000	106,000	386,750	Nil	Nil	58,300	922,050
	2006	252,000	100,800	100,800	407,874	Nil	Nil	55,400	916,874
ALLEN R. HAGERMAN, FCA(6) Executive Vice President	2008	189,000	62,000	62,000	80,600	Nil	Nil	34,100	427,700
	2007	291,200	0	0	327,133	Nil	Nil	42,709	661,042
	2006	291,200	145,600	145,600	632,528	Nil	Nil	64,064	1,278,992
ROBERT P. DAWSON(7) Treasurer	2008	210,000	42,000	42,000	72,450	Nil	Nil	21,000	387,450
	2007	116,667	0	189,205	64,750	Nil	Nil	11,667	382,289
	2006	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) Unit-based awards are comprised of Performance Awards. For Officers, half of the long term incentive compensation is in the form of Performance Awards and half is in stock options issued under the 2005 Option Plan. See discussion under "Long Term Incentive Plan—Performance Unit Incentive Plan" above.

(2) Stock options granted under the 2005 Option Plan. See discussion of that plan, "Long Term Incentive Plan—Summary of 2005 Option Plan" above.

(3) Bonuses paid or accrued for payment in respect of the fiscal year ended December 31 for the year noted. For bonuses in respect of 2007 and 2006 only, certain Officers' bonus amounts included payments for such Officers foregoing rights to distributions under the 2002 Option Plan with 2007 being the last year that any such payment was payable. The 2007 bonus amounts for Mr. Coutu and Ms. Curran also included a special bonus payment in respect of their efforts regarding the negotiation and implementation of the management services agreement between Syncrude Canada Ltd. and Imperial Oil Resources/ExxonMobil. The 2007 bonus paid to Mr. Hagerman included payments in respect of a discretionary bonus with a recognition of there being no long term incentives granted to Mr. Hagerman in 2007 as he transitioned from a full time Chief Financial Officer role to a part time executive role. No special bonuses were paid to any NEO in 2008.

(4) The Corporation makes monthly contributions to savings accounts for all employees administered by an independent service provider for each employee. Contributions are made by the Corporation to RRSP and non-RRSP savings accounts for employees in lieu of any retirement or pension program for employees. See "Compensation Discussion and Analysis – Pension/Saving Plan" above. Perquisites and other personal benefits received in the aggregate did not exceed $50,000 or 10 per cent of the total annual salary for any of the Named Executive Officers in the applicable fiscal year.

(5) Mr. Kubik held the position of Treasurer until April 2007 when he was promoted to Chief Financial Officer. His compensation for 2007 reflects eight months as Chief Financial Officer and four months as Treasurer.

(6) Mr. Hagerman was Chief Financial Officer from June 2003 until April 2007, when he moved to a part time role as Executive Vice President. Upon moving to Executive Vice President in April 2007, Mr. Hagerman's compensation structure changed to a base salary and a discretionary bonus without any grants of long term incentives in 2007. In 2008, Mr. Hagerman's compensation structure reverted to include base salary, short term incentives and long term incentives.

(7) Mr. Dawson joined the Corporation as its Treasurer in May 2007 and accordingly his compensation for 2007 reflects a prorated allocation of the annual compensation that would otherwise have been payable to him in that year. The grant of options in 2007 to him also reflects in part compensation for Mr. Dawson having foregone unvested in-the-money long term incentives when he left his former employer to join Canadian Oil Sands.

As part of the analysis and advice provided by Towers Perrin to the CGC, Towers Perrin provided a calculation of the value of each of the Performance Awards and of the stock options under the 2005 Option Plan, using a binomial valuation methodology. The model is a modified version of the widely recognized Black-Scholes pricing model and measures the annualized expected value of long term incentive awards at the time of grant using the following factors/assumptions: historical volatility of the underlying stock, market price of the underlying stock, exercise price of the option, historical and/or expected dividend yield of the underlying stock, expected exercise period and length of the option term, risk free interest rate, turnover and payout range of performance based plans. The methodology used by Towers Perrin is the same methodology generally used by them in advising other clients in the oil and gas industry on long term incentive values. Therefore, the CGC feel that such methodology is objective and allows comparability to the long term compensation paid by the Peer Group when the CGC is considering the relative placement of total compensation for NEOs against their counterparts within the Peer Group. The value derived using the Towers Perrin binomial model has historically closely aligned with the fair market valuation used under Canadian GAAP in relation to the initial recording of the value of these long term incentives in the financial statements at the time of the relevant grants.

Outstanding Option-Based Awards and Unit-Based Awards as at December 31, 2008

The following table provides information relating to exerciseable and unexercisable stock options and unvested Performance Awards as of December 31, 2008 for the Named Executive Officers.

	Option-based Awards (2005 Option Plan)					Unit-based Awards (Performance Awards)	
Name	Number of securities underlying		Option exercise price ($)[1]	Option expiration date	Value of unexercised in-the-money options ($)[2]	Number of Units that have not vested (#)[3]	Market or payout value of Unit-based awards that have not vested ($)[4]
	exercisable options (#)	unexercisable options (#)					
Marcel R. Coutu	52,616 28,171 0 0	26,309 56,344 124,085 120,430	29.37/25.27 30.19/27.19 38.49/37.74 43.41	01/24/2013 01/28/2014 02/03/2015 03/27/2015	0 0 0 0	17,950 20,299 16,980 15,590	378,745 428,309 358,278 328,949
Ryan M. Kubik	6,590 3,205 2,283 0	3,295 6,411 4,567 32,355	29.37/25.27 30.19/27.19 29.07/26.37 38.49/37.74	01/24/2013 01/28/2014 04/24/2014 02/03/2015	0 0 0 0	2,245 2,310 1,678 4,425	47,370 48,741 35,406 93,368
Trudy M. Curran	12,300 5,898 0	6,150 11,798 28,335	29.37/25.27 30.19/27.19 38.49/37.74	01/24/2013 01/28/2014 02/03/2015	0 0 0	4,195 4,250 3,658	88,515 89,675 77,184
Allen R. Hagerman	17,763 0	8,882 15,130	29.37/25.27 43.41	01/24/2013 03/27/2015	0 0	6,060 1,960	127,866 41,356
Robert P. Dawson	11,061 0	22,124 10,295	29.07/26.37 38.49/37.74	04/30/2014 02/03/2015	0 0	1,410	29,751

Notes:

(1) The 2005 Option Plan includes a reduction of the original exercise price to the extent that distributions paid in a twelve month period exceed the Distribution Threshold amount relevant to each option grant. Accordingly, the table shows the original exercise price and the reduced exercise price as at December 31, 2008, having given effect to the distributions paid that exceeded the relevant Distribution Threshold as of December 31, 2008. The Distribution Threshold for options granted in 2005 was $0.40; in 2006, $0.80; in 2007, $1.20; and in 2008 was $3.00 per Unit for each 12 month period. For a complete description of how such plan works, see "Compensation Discussion and Analysis - Long Term Incentive Plan—2005 Option Plan."

(2) Based on the closing price for Units as at December 31, 2008, which price was $21.10 per Unit.

(3) Performance Awards have a three year cliff vesting with the first vesting occurring in January of 2009.

(4) Performance Awards carry the right to the cash value of a whole Unit plus distributions on those Units if the Trust meets certain performance criteria. The actual value on the vesting date can be zero or double the target amount shown. The amounts shown in this column assume that each particular Performance Award grant reaches target and does not adjust the value shown for the distribution amounts that would be paid on the Units. See "Compensation Discussion and Analysis - Long Term Incentive Plan - Performance Unit Incentive Plan" for further details. In computing the amount, we have used the closing price of the Units on December 31, 2008, which was $21.10.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table provides the value, if any, of options that vested during 2008, which options relate to grants made in 2005, 2006 and 2007. No Performance Units vested in 2008. The table provides the theoretical value on the date that the options vested, as well as the value as at year end.

Name	Option-based awards – Value vested during the year				Unit-based awards-Value vested during the year ($)[3]	Non-equity incentive plan compensation – Value earned during the year ($)[3]
	Vesting Date	# Vested	In-the-Money Value on Vesting Date[1] ($)	In the Money Value at Year End of remaining Option-based awards that had vested during year[2] ($)		
Marcel R. Coutu	January 24, 2008 January 27, 2008 January 28, 2008	86,000 26,308 28,171	1,759,560 129,172 139,728	N/A 0 0	0	0
Ryan M. Kubik	January 24, 2008 January 27, 2008 January 28, 2008 April 24, 2008	10,500 3,295 3,205 2,283	214,830 16,178 15,897 34,747	N/A 0 0 0	0	0
Trudy M. Curran	January 24, 2008 January 27, 2008 January 28, 2008	20,334 6,150 5,898	416,034 30,197 29,254	N/A 0 0	0	0
Allen R. Hagerman	January 24, 2008 January 27, 2008	29,167 8,881	596,757 43,605	N/A 0	0	0
Robert P. Dawson	April 30, 2008	11,061	178,746	0	0	0

Notes:

(1) The "in-the-money" value on the date of vesting does not include the amounts that the original exercise price may have decreased by distributions actually paid in excess of the Distribution Threshold for the options granted under the 2005 Option Plan. See "Compensation Discussion and Analysis – Long Term Incentive Plan – 2005 Option Plan" for further details.

(2) In order to reflect the actual value of any of the options that were still issued and outstanding at year end, we have calculated the "in-the money" amount at year end based on the closing price for Units as at December 31, 2008, which price was $21.10 per Unit. All of the options granted on January 25, 2005, the last of which vested on January 24, 2008, were exercised prior to December 31, 2008.

(3) Performance Awards have a three year cliff vesting with the first vesting occurring in January of 2009. In 2008 there were no Performance Awards that had vested. See "Compensation Discussion and Analysis – Long Term Incentive Plan – Performance Unit Incentive Plan".

Termination and Change of Control Benefits

(a) Employment Agreements

The Corporation has entered into employment agreements with Mr. Coutu (the President and Chief Executive Officer), Mr. Kubik (the Chief Financial Officer), Mr. Hagerman (the Executive Vice President) and Ms. Curran (the General Counsel and Corporate Secretary) (collectively, the "**Designated Officers**"). Mr. Dawson does not have an employment agreement of this nature with the Corporation. Under the employment agreement of each Designated Officer (other than the President and Chief Executive Officer), if a "change of control" occurs ***and*** there is a "constructive dismissal" within 365 days of the change of control, the Designated Officer shall have the right to

terminate his or her employment with the Corporation at any time within 180 days of the constructive dismissal by giving 30 days' written notice. In such case, the Designated Officer shall be entitled to a severance payment and outplacement services. If the Corporation terminates the employment agreement at any time within 365 days following a change of control other than for cause, it will become obligated to pay a cash amount equal to two times the Designated Officer's annual base salary, annual target bonus and value of benefits and perquisites and to provide for the costs of professional outplacement services up to a combined maximum cost of $25,000 for a maximum period of six months following termination of employment.

In the employment agreement with the President and Chief Executive Officer, in the event of a "change of control" ***or*** "constructive dismissal", Mr. Coutu shall have the right to terminate his employment with the Corporation at any time within 180 days thereafter upon 30 days' prior written notice, in which case he shall be entitled to the same severance payment and outplacement services as would be payable by the Corporation in the event that it terminated Mr. Coutu's employment without cause. In the case of Mr. Coutu, if the Corporation terminates his employment agreement at any time other than for cause, the Corporation will become obligated to pay to Mr. Coutu a cash amount equal to 2.5 times the aggregate of his annual base salary, annual target bonus, the value of his health and dental benefits and savings contributions, and to provide for the costs of professional outplacement services up to a combined maximum cost of $25,000 for a maximum period of six months following termination of employment.

A trigger of the "change of control" provisions under the employment agreements for each of the Designated Officers also triggers an immediate vesting of all issued and outstanding options held by the particular Designated Officer as well as a vesting of the performance awards based on a truncated performance period.

Each of the employment agreements generally define a "change of control" to include: (a) the sale to a person not affiliated with the Trust or the Corporation, or their subsidiaries, of assets having a value greater than 50 per cent of the fair market value of the consolidated assets of such parties prior to such sale; and (b) any change in the holding of Units or securities of the Corporation by a person not affiliated with the Trust or the Corporation as a result of which such person, jointly or in concert with others, is in a position to exercise effective control of the Trust or the Corporation. A person or group of persons holding more than 30 per cent of the outstanding Units, or units of other securities which would entitle such person(s) to cast at least 30 per cent of the votes attaching to all units of the Trust that may be cast for the election of directors of the Corporation are deemed to be in a position to exercise effective control of the Trust or the Corporation (unless such person(s) holds such Units or other securities in the ordinary course of business as an investment manager and is not using such holding to exercise effective control). The employment agreements also define "constructive dismissal" to include: a material decrease in the title, position, responsibilities, powers or reporting relationships of the executive; a reduction in the annual base compensation salary; a requirement to relocate to another city; or any material reduction in the value of the employment benefits (other than the annual target bonus).

(b) 2005 Option Plan

The 2005 Option Plan provides that, in the event of a "Change of Control" of the Trust (as defined in the 2005 Option Plan), all outstanding options that have been granted under the 2005 Option Plan will become vested and exercisable in full.

In addition, the 2005 Option Plan provides that the exercise period and vesting period may be shortened upon certain events such as disability, death, termination for cause and termination without cause, all as more clearly defined in the 2005 Option Plan. In addition, in certain circumstances, the Board has discretion to provide for accelerated vesting of options and in other circumstances there will be automatic acceleration of vesting.

(c) Performance Unit Incentive Plan

In the event of a "Change of Control" of the Trust (as defined in the Performance Unit Incentive Plan), Performance Awards will be paid immediately upon the Change of Control being completed based on the performance achieved from the date of grant to the date of the Change of Control, adjusted for the abridgement period.

The Performance Unit Incentive Plan also provides for the payout and/or termination of Performance Awards in the event of the cessation of employment or death of a holder based on the performance achieved from the date of grant to the date of death or cessation of employment, adjusted for the abridged measurement period.

(d) Estimated Termination Payments and Benefits

The following table sets forth estimates of the amounts payable to each of the Named Executive Officers upon the specified termination events, assuming that each such event took place on the last business day of fiscal year 2008. For the purposes of the table, we have assumed that the earning of the actual awards under the 2008 short term incentive program was known on the last business day of the fiscal year 2008.

	Marcel R. Coutu ($)	Ryan M. Kubik ($)	Trudy M. Curran ($)	Allen R. R. Hagerman ($)	Robert P. Dawson ($)
Involuntary Termination / Termination Without Cause					
Base Salary	2,000,000	0	0	0	0
Short Term Incentive	1,500,000	0	0	0	0
Options under 2005 Option Plan	0	0	0	0	0
Performance Awards	902,579	0	0	0	0
Benefits and Perks	625,000	0	0	0	0
Financial Counselling	25,000	0	0	0	0
Total	**5,052,579**	**0**	**0**	**0**	**0**
Termination Following Change in Control[1]					
Base Salary	2,000,000	660,000	561,800	310,000	0
Short Term Incentive	1,500,000	330,000	224,600	161,200	0
Options under 2005 Option Plan	0	0	0	0	0
Performance Awards	2,155,558	389,704	475,475	346,811	30,284
Other Payments under Change of Control Agreement/other	650,000	85,000	77,300	80,200	0
Total	**6,305,558**	**1,464,704**	**1,339,175**	**898,211**	**30,284**
Death or Long term Disability[2]					
Base Salary	0	0	0	0	0
Short Term Incentive	0	0	0	0	0
Options under 2005 Option Plan	0	0	0	0	0
Performance Awards (Disability)	1,581,502	249,095	353,758	317,577	9,253
Performance Awards (Death)	2,155,518	389,704	475,475	346,811	30,284
Benefits and Perks	0	0	0	0	0
Total (Disability)	**1,581,502**	**249,095**	**353,758**	**317,577**	**9,253**
Total (Death)	**2,155,518**	**389,704**	**475,475**	**346,811**	**30,284**
Retirement (there is no policy that allows employees to retire. Employees can only resign, be terminated or suffer a death or disability).	0	0	0	0	0

Notes:

(1) For the purposes of the calculation, we assumed that for Messrs. Kubik and Hagerman and Ms. Curran that there was a change of control and they were constructively dismissed such that the double trigger under their change of control agreements came into effect. If the second requirement, the constructive dismissal did not occur, then they would only have been entitled to the immediate vesting and truncation of the Performance Awards and the vesting of all outstanding options and no other payments would be made to such individuals. Mr. Dawson does not have a change of control agreement.

(2) We assumed that the individual has been classified as being under long term disability for which Canadian Oil Sands has no insurance policy. If the individual was under short term disability and returned to work within the year, then under the provisions of the short term disability policy, the individual would receive their normal base salary payment for the year and be treated as if such disability did not exist.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Circular to the knowledge of the directors and officers of the Corporation, no "informed person" (as defined in National Instrument 51-102), nor any person nominated for election as a director of the Corporation, nor any of their respective associates or affiliates, has had any material interest, direct or indirect, in any transaction of the Trust since January 1, 2008 or in any proposed transaction which has materially affected or would materially affect the Trust or its subsidiaries.

Computershare Trust Company of Canada acts as both Trustee and the registrar and transfer agent for the Units, and receives fees for its services in both capacities. In its capacity as Trustee of the Trust, the Trustee is paid a reasonable fee in connection with the administration and management of the Trust and is also reimbursed for all expenses properly incurred, as agreed by the Trustee and the Corporation.

MANAGEMENT CONTRACTS

Management Agreement

The Trust has no directors, officers or employees. Instead, pursuant to the provisions of the Trust Indenture and the Management Agreement, the Corporation provides management services to the Trust. Under the Management Agreement, in each quarter the Corporation is to be paid an amount equal to the sum of the following: (a) a fixed fee of $125,000 per quarter and (b) all other out-of-pocket and third party fees, costs and expenses reasonably incurred by the Corporation in carrying out its obligations or duties under the Management Agreement. The registered office of the Corporation is also located at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

INQUIRIES/ADDITIONAL INFORMATION

Inquiries may be directed to the proxy solicitation and information agent, Valiant Trust Company, as follows:

Valiant Trust Company
310, 606 – 4th Street SW
Calgary, Alberta T2P 1T1

Telephone: (403) 233-2801
Fax: (403) 233-2857
E-mail: inquiries@valianttrust.com
Toll-Free: 1-866-313-1872

Additional information relating to the Trust is available through the internet via SEDAR at www.sedar.com or on the Trust's website at www.cos-trust.com. Copies of the Trust's financial statements and management's discussion and analysis may be obtained by contacting the Trustee, Computershare, at 710, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8; phone (403) 267-6800; facsimile (403) 267-6598 or the Corporation's Director, Investor Relations by mail, email or phone at 2500 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9; email – investor_relations@cos-trust.com; phone (403) 218-6220; facsimile (403) 218-6201. Financial information regarding the Trust is provided in the Trust's comparative audited consolidated financial statements and MD&A for the year ended December 31, 2008, which may be found at www.cos-trust.com or at www.sedar.com.

Exemption under Rule 12g3-2(b)

Canadian Oil Sands

FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGER OF CANADIAN OIL SANDS TRUST AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS TO BE HELD ON WEDNESDAY, APRIL 29, 2009

The undersigned holder of trust units ("Units") of Canadian Oil Sands Trust (the "Trust") hereby appoints C.E. (Chuck) Shultz, Chairman of the Board of Canadian Oil Sands Limited ("COSL"), or Marcel R. Coutu, President and Chief Executive Officer of COSL, or instead of either of them, ______________________________, as the nominee of the undersigned, to attend and act for and on behalf of the undersigned at the annual and special meeting (the "Meeting") of the Unitholders of the Trust to be held on Wednesday, April 29, 2009 at 2:30 p.m. (Calgary time) in the Ballroom, The Metropolitan Conference Centre, 333 – 4th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, and at every poll which may be taken in consequence thereof, and to vote the Units registered in the name of the undersigned, with the same powers that the undersigned would have if the undersigned was personally present at the Meeting or such adjournment thereof. Without limiting the generality of the authorization and power hereby given, the undersigned hereby revokes any proxy previously given and directs the nominee appointed hereunder to vote the Units as follows, and the trustee of the Trust (the "Trustee") shall, where applicable, in turn vote the common shares of COSL in accordance with the decision of the Unitholders:

1. Directing the Trustee to vote the common shares of COSL so as to appoint PricewaterhouseCoopers LLP as the auditor of COSL for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;

   [ ] FOR

   [ ] WITHHOLD FROM VOTING

2. Appointing PricewaterhouseCoopers LLP as the auditor of the Trust for the ensuing year at a remuneration to be fixed by COSL and approved by the directors thereof;

   [ ] FOR

   [ ] WITHHOLD FROM VOTING

3. Directing the Trustee to vote the common shares of COSL so as to elect the following as a director of COSL:

C.E. (Chuck) Shultz	[ ] FOR or [ ] WITHHOLD
Ian A. Bourne	[ ] FOR or [ ] WITHHOLD
Marcel R. Coutu	[ ] FOR or [ ] WITHHOLD
Donald J. Lowry	[ ] FOR or [ ] WITHHOLD
Donald F. Mazankowski	[ ] FOR or [ ] WITHHOLD
Wayne M. Newhouse	[ ] FOR or [ ] WITHHOLD
Brant G. Sangster	[ ] FOR or [ ] WITHHOLD
Wesley R. Twiss	[ ] FOR or [ ] WITHHOLD
John B. Zaozirny	[ ] FOR or [ ] WITHHOLD

as described and set forth in the Management Proxy Circular of the Trust dated March 13, 2009, and to fill any vacancies among the directors of COSL that may arise between the Meeting and the first meeting of the Unitholders thereafter that considers the election of directors, by appointing to any such vacancy a person selected by COSL;

4. Approving the ordinary resolution re-appointing Computershare Trust Company of Canada as trustee of the Trust for an additional three year term commencing on the Meeting date and expiring immediately following the annual meeting of Unitholders in 2012, at a remuneration to be fixed by the Corporation and approved by the directors of the Corporation; and

   [ ] FOR

   [ ] AGAINST

5. On any other business that may properly come before the Meeting or any adjournment or adjournments thereof, in such manner as the proxyholder may determine in his or her discretion.

This form of proxy confers on the nominees named herein discretionary authority with respect to amendments or variations of those matters identified in the accompanying Notice of Annual and Special Meeting of Unitholders (the "Notice of Meeting") dated March 13, 2009 or any other matters that may properly come before the Meeting or any adjournments thereof. This proxy also authorizes the Trustee to replace any nominee identified above for election as a director of COSL if such nominee is unable or not willing to serve as a director. As at March 13, 2009, neither the Trustee nor COSL knows of any such amendments, other matters or anticipated replacements.

The Units represented by this proxy will be voted on the matters listed above and identified in the Notice of Meeting in such manner as the Unitholder giving this proxy may have specified by marking an "X" in the spaces provided above for that purpose. If no choice is specified hereon as to the manner in which the Units represented by this proxy are to be voted with respect to any matter listed above and identified in the Notice of Meeting, then all such Units will be voted "FOR" each such matter.

A Unitholder entitled to vote at the Meeting has the right to appoint a person (who need not be a Unitholder) to attend and act for and on behalf of such Unitholder at the Meeting other than the persons designated as nominees in this form of proxy. To exercise this right, the Unitholder should insert in the name of such person in the blank space provided above.

This proxy is solicited on behalf of the Trustee by the management of COSL pursuant to the terms of the Management Agreement dated July 5, 2001 between the Trust and COSL, as amended.

To be effective, proxies must be received by Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Attention: Proxy Department) not less than twenty-four (24) hours before the time set for the holding of the Meeting or any adjournment thereof. Proxies may be revoked at any time prior to their use.

DATED this _____ day of ___________________, 2009.

____

Name of Unitholder (please print)

____

Signature of Unitholder (or duly authorized person)

NOTES:

1. This proxy must be executed by the Unitholder or by his or her attorney duly authorized in writing or, if the Unitholder is a corporation, under its corporate seal by a duly authorized officer or attorney thereof indicating the capacity under which such officer or attorney is signing.

2. Proxies not dated in the space provided will be deemed to bear the date on which the accompanying Management Proxy Circular was mailed to Unitholders.

3. The name of the Unitholder must appear exactly as it is shown on the affixed label. If Units are held jointly, any one of the joint owners may sign.

4. If Units are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If Units are registered in the name of a deceased or other Unitholder, the Unitholder's name must be printed in the space provided, the proxy must sign below the Unitholder signature and evidence of authority to sign on behalf of the Unitholder must be attached to the proxy.